UNITED STATES
SECURITIES AND EXCHANGE COMMISSION


07076130

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8):
☒ (Dynamite Resources Ltd. and 6803725 Canada Inc.)

Tau Mining Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)


AUG 20 2007
200
SECTION

Dynamite Resources Ltd. and 6803725 Canada Inc.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 10, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Offer to Purchase and Circular of Dynamite Resources Ltd. and 6803725 Canada Inc. dated July 10, 2007 sent to shareholders of Tau Mining Limited
- Letter of Acceptance and Transmittal sent to shareholders of Tau Mining Limited
- Notice of Guaranteed Delivery sent to shareholders of Tau Mining Limited
- Directors' Circular of Tau Mining Limited dated July 10, 2007 sent to shareholders of Tau Mining Limited

Item 2. Informational Legends

See pages 1 to 2 of the Offer to Purchase.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Dynamite Resources Ltd. and 6803725 Canada Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process for Dynamite Resources Ltd. and 6803725 Canada Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of August 15, 2007.

DYNAMITE RESOURCES LTD.



By: ______________________________
Name: Patrick Gleeson
Title: Corporate Secretary

6803725 CANADA INC.



By: ______________________________
Name: Patrick Gleeson
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
2.1	Management Information Circular of Dynamite Resources Ltd., dated July 10, 2007, prepared in connection with the special meeting of shareholders of Dynamite Resources Ltd. held on August 7, 2007.
2.2	Management Information Circular of Dynamite Resources Ltd., dated November 24, 2006, prepared in connection with the annual meeting of shareholders of Dynamite Resources Ltd. held on January 10, 2007.
2.3	Management's discussion and analysis of Dynamite Resources Ltd. for the year ended July 31, 2006.
2.4	Management's discussion and analysis of Dynamite Resources Ltd. for the nine months ended April 30, 2007.
2.5	Lake Torrens IOCGU Project Technical Report dated July 4, 2007.
2.6	Independent Technical Report on the Kokomeren and Barskaun Licence Areas dated May 18, 2007.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer (as defined herein) and it is an offence to claim otherwise.

The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

July 10, 2007

DYNAMITE RESOURCES LTD.
and 6803725 CANADA INC.

OFFER TO PURCHASE

all of the issued and to be issued ordinary shares of

TAU MINING LIMITED

Dynamite Resources Ltd. and 6803725 Canada Inc. ("Finco" and together with "Dynamite", "Dynamite" or the "Offeror") hereby offer to purchase, upon the terms and subject to the conditions described herein, all of the issued and to be issued ordinary shares (the "Tau Ordinary Shares") of Tau Mining Limited ("Tau"), including any Tau Ordinary Shares issued after the date of this Offer upon the conversion, exchange or exercise of any existing Tau Options (as defined herein).

For each Tau Ordinary Share acquired under the Offer, holders of Tau Ordinary Shares ("Tau Shareholders") will be entitled to elect to receive (the "Offered Consideration"):

(a) $0.15 in cash and one sixteenth of one Common Share (as defined herein) of the company to be formed on the Effective Date (as defined herein) upon the amalgamation of Dynamite and Finco (the "Corporation") (the "Cash/Share Alternative"); or

(b) one quarter of one Common Share and one quarter of one Warrant (as defined herein) of the Corporation (the "Share Alternative").

provided that Tau Shareholders holding in aggregate a minimum of 70 million Tau Ordinary Shares elect to receive the Cash/Share Alternative. See Section 1 of the Offer, "The Offer".

Each whole Warrant is exercisable for one Common Share at a price of CDN$1.00 for a period of two years following the Effective Date.

Each Tau Option will entitle the holder thereof to receive (and such holder will accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options will be exercisable for one Tau Ordinary Share at an exercise price of CDN$0.43 at any time on or before June 14, 2009, following which the Tau Options will expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment.

The Offered Consideration is based upon 183,000,002 Tau Ordinary Shares in issue at the date of this Offer and 50,000,000 Tau Ordinary Shares reserved for issue under the Tau Options. See Section 1 of the Offer, "The Offer".

The Offer will be open for acceptance until 5:00 p.m., Toronto time, on August 16, 2007, unless the Offer is extended or withdrawn by the Offeror (the "Expiry Time").

The Offer is subject to certain conditions, including there being validly deposited and not withdrawn at the Expiry Time acceptances under the Offer such that the Offeror has, by virtue of such acceptances, acquired or unconditionally contracted to acquire: (i) not less than 90% (or such lesser percentage as the Offeror may decide) in value of the Tau Ordinary Shares to which the Offer relates; and (ii) not less than 90% (or such lesser percentage as the Offeror may decide) of the voting rights carried by those Tau Ordinary Shares (excluding in each case any Tau Ordinary Shares held by the Offeror and its affiliates). Each of the conditions to the Offer is set forth in Section 4 of the Offer, "Conditions of the Offer".

The board of directors of Tau (the "Board of Directors") has, having been so advised by its financial advisors, determined unanimously that the consideration to be received under the Offer is fair from a financial point of view to the Tau Shareholders and has resolved UNANIMOUSLY to RECOMMEND to the Tau Shareholders that they ACCEPT the Offer and DEPOSIT ACCEPTANCES in respect of their Tau Ordinary Shares under the Offer. For further information on such UNANIMOUS RECOMMENDATION, see the Directors' Circular (as defined herein) accompanying this Offer and Circular (as defined herein).

Tau has entered into the Agreement (as defined herein) with the Offeror which sets forth, among other things, the terms and conditions upon which the Offer is to be made. Pursuant to the Agreement, Tau has agreed to support the Offer and not to solicit any competing acquisition proposals. See "Agreements Related to the Offer - Agreement" in Section 5 of the accompanying Circular.

The Dynamite Common Shares (as defined herein) are listed on the TSX Venture Exchange ("TSXV) under the symbol "DNR". The TSXV has conditionally approved the listing of the Common Shares and Warrants to be issued to Tau Shareholders in connection with the Offer, subject to Dynamite fulfilling all of the requirements of the TSXV.

Tau Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Acceptance and Transmittal (printed on blue paper) or a manually executed facsimile thereof and deposit it, together with share certificates representing their Tau Ordinary Shares (or a letter of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite), in accordance with the instructions in the Letter of Acceptance and Transmittal. Alternatively, Tau Shareholders may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof. **Persons whose Tau Ordinary Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.**

Questions and requests for assistance may be directed to the Depositary (as defined herein). The Depositary's contact details are provided on the last page of this document. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Depositary at the addresses shown on the last page of this document.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being sent to, nor will acceptances in respect of the Offer be accepted from or on behalf of, Tau Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Tau Shareholders in any such jurisdiction.

TABLE OF CONTENTS

Page

NOTICE TO TAU SHAREHOLDERS OUTSIDE CANADA

The Common Shares and Warrants to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and are being issued to Tau Shareholders in the United States in compliance with Rule 802 promulgated under the 1933 Act.

If any of the Tau Ordinary Shares are "restricted securities" as defined in Rule 144 under the 1933 Act, the Common Shares and Warrants issued in exchange for such Tau Ordinary Shares will also be "restricted securities", and the certificates representing those Common Shares and Warrants will bear restrictive legends. In addition, Persons who are "affiliates" of Tau immediately prior to the Offer, or affiliates of the Corporation following the Offer, will be subject to certain restrictions on transfer of their Common Shares and Warrants. Persons who may be deemed to be affiliates of an issuer include individuals that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. The foregoing discussion is only a general overview of certain requirement of U.S. securities laws applicable to the Common Shares and Warrants. All holders of such securities are urged to consult with counsel to ensure that the resale of their Common Shares and Warrants complies with applicable securities legislation.

Rule 802 under the 1933 Act does not exempt the issuance of securities upon the exercise or conversion of securities that were issued pursuant to the exemption provided by Rule 802 of the 1933 Act. Therefore, the Common Shares issuable upon the exercise of the Warrants may not be issued in reliance upon Rule 802 under the 1933 Act and the Warrants may be exercised only pursuant to an exemption from the registration requirements of the 1933 Act and applicable state securities laws. As a result, the Warrants may only be exercised by a holder who represents that, at the time of exercise, the holder is not then located in the United States, is not a U.S. person, as defined in Rule 902 of Regulation S under the 1933 Act (a "U.S. Person"), and is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to the Corporation to the effect that the exercise of the Warrants does not require registration under the 1933 Act or state securities laws.

In addition, any Common Shares issuable upon the exercise of the Warrants in the United States or for the account or benefit of a U.S. Person or a person in the United States will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, certificates representing such Common Shares will bear a legend to that effect, and such Common Shares may be resold only pursuant to an exemption from the registration requirements of the 1933 Act and all applicable state securities laws. Subject to certain limitations, the Common Shares may be resold outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act.

The Offer is made for the securities of a UK issuer by a Canadian issuer. The Offer is subject to the disclosure requirements of Canada, which are different from those of foreign jurisdictions. Financial statements of the Offeror included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of foreign companies.

It may be difficult for you to enforce your rights and any claim you may have arising under foreign securities laws, since the Offeror is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a foreign court for violations of foreign securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a foreign court's judgment.

THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document does not address any income or capital gains tax consequences of the Offer to Tau Shareholders in jurisdictions outside Canada. Tau Shareholders outside Canada should be aware that a

disposition of Tau Ordinary Shares may have tax consequences both within and outside Canada which may not be described, or fully described, herein. Accordingly, Tau Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

Cautionary Note Regarding Forward-Looking Statements

This document contains "forward-looking information" within the meaning of applicable Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of Dynamite, its subsidiaries and its projects, statements with respect to the future financial or operating performance of Tau, its subsidiaries and its projects, statements regarding exploration prospects, statements regarding the potential and financial impact of the Arrangement and the Offer, the terms and conditions of the Arrangement and the Offer, receipt of requisite approvals and the execution of definitive agreements, the benefits of the proposed Offer, the identification of mineral reserves and resources, costs of and capital for exploration projects, exploration expenditures, timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Dynamite, Tau or the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; acquisition risks, the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of Dynamite and Tau not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and shortages and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS DOCUMENT HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN PERSONS OTHER THAN DYNAMITE. IN PARTICULAR, CERTAIN INFORMATION PERTAINING TO TAU HAS BEEN PROVIDED BY TAU, INCLUDING THE INFORMATION CONTAINED IN SCHEDULES "E" and "F" ATTACHED HERETO. ALTHOUGH DYNAMITE DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, DYNAMITE ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO DYNAMITE.

Exchange Rate Data

The following table sets out, for each period indicated, the high and low closing exchange rates for one Great Britain pound ("**GBP**") expressed in Canadian dollars, the average of such exchange rates during such period (based on the average of the exchange rates on the last day of each month during the period), and the exchange rate at the end of such period based on the noon buying rate as posted by the Bank of Canada:

Year	High	Low	Average	Close
2007 (to date)	2.3450	2.0879	2.2416	2.1224
2006	2.2824	1.9806	2.0882	2.2824
2005	2.4032	2.0036	2.2071	2.0036

On July 9, 2007, the noon rate of exchange as reported by the Bank of Canada for the conversion of one GBP into Canadian dollars was $2.1132 ($1.00 equals £0.4732).

Reporting Currencies and Accounting Principles

The historical financial statements of Dynamite contained in this document are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. The historical financial statements of Tau contained in this document are reported in GBP and have been prepared in accordance with International Standards and reconciled to Canadian GAAP in accordance with applicable securities laws. All references to dollar amounts in this document are to Canadian dollars unless expressly stated otherwise.

Information pertaining to Dynamite, Finco and Tau

The information contained or referred to in this document (including in the Schedules) with respect to Dynamite and Finco has been furnished by Dynamite. The information contained or referred to in this document (including in the Schedules) with respect to Tau or its subsidiaries has been furnished by Tau, and, as such, Dynamite and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars. The information concerning Tau contained herein and in the Offer and Circular has been taken from or based upon information supplied by Tau and, unless otherwise indicated, has not been independently verified by Dynamite. Although Dynamite does not have any knowledge that would indicate that any statements contained herein relating to Tau taken from or based upon such documents are inaccurate or incomplete, neither Dynamite nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Tau taken from or based upon such documents, or for any failure by Tau to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Dynamite. Tau Shareholders are urged to read the Offer and Circular in their entirety.

The Offer

Dynamite is offering to purchase, upon the terms and subject to the conditions described in the Offer, all of the issued and to be issued Tau Ordinary Shares, including any Tau Ordinary Shares issued after the date of this Offer upon the conversion, exchange or exercise of any existing Tau Options.

For each Tau Ordinary Share acquired under the Offer, Tau Shareholders will be entitled to receive (the "Offered Consideration"):

(a) $0.15 in cash and one sixteenth of one Common Share of the Corporation (the "Cash/Share Alternative"); or

(b) one quarter of one Common Share and one quarter of one Warrant of the Corporation (the "Share Alternative").

provided that Tau Shareholders holding in aggregate a minimum of 70 million Tau Ordinary Shares elect to receive the Cash/Share Alternative. See Section 1 of the Offer, "The Offer".

Each whole Warrant is exercisable for one Common Share at a price of CDN$1.00 for a period of two years following the Effective Date.

The Offered Consideration is based upon 183,000,002 Tau Ordinary Shares in issue at the date of this Offer and 50,000,000 Tau Ordinary Shares reserved for issue under the Tau Options. See Section 1 of the Offer, "The Offer".

Any Tau Shareholder who (i) fails to complete the Letter of Acceptance and Transmittal electing the Share Alternative or (ii) does not properly elect any of the Cash/Share Alternative or the Share Alternative, with respect to any acceptance in respect of Tau Ordinary Shares deposited by such Tau Shareholder pursuant to the Offer, will be deemed to have elected the Cash/Share Alternative.

TSXV

The TSXV has conditionally approved the listing of the Common Shares and Warrants to be issued to Tau Shareholders in connection with the Offer, subject to Dynamite fulfilling all of the requirements of the TSXV.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m., Toronto time, on August 16, 2007, unless the Offer is withdrawn or extended by Dynamite. See Section 2 of the Offer, "Time for Acceptance".

Recommendations

The Board of Directors has, having been so advised by its financial advisors, determined unanimously that the consideration to be received under the Offer is fair from a financial point of view to the Tau Shareholders and has resolved **UNANIMOUSLY to RECOMMEND** to the Tau Shareholders that they **ACCEPT** the Offer and **DEPOSIT ACCEPTANCES** in respect of their Tau Ordinary Shares under the Offer. For further information on such **UNANIMOUS RECOMMENDATION**, see the Directors' Circular accompanying the Offer and Circular.

Agreement

Tau has entered into the Agreement dated July 10, 2007 with Dynamite which sets forth, among other things, the terms and conditions upon which the Offer is to be made. Pursuant to the Agreement, Tau has agreed to support the Offer and not to solicit any competing acquisition proposals. See "Agreements Related to the Offer-Agreement" in Section 5 of the Circular.

Purpose of the Offer

The purpose of the Offer is to enable Dynamite to acquire all of the issued and to be issued Tau Ordinary Shares, including any Tau Ordinary Shares issued after the date of this Offer upon the conversion, exchange or exercise of any existing Tau Options. See Section 6 of the Circular, "Purpose of the Offer and Plans for Tau".

Conditions of the Offer

Dynamite has the right to withdraw the Offer and not take up and pay for any Tau Ordinary Shares deposited under the Offer unless all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or, where capable of being waived, waived by Dynamite at or prior to the Expiry Time. Those conditions include there being validly deposited to the Offer and not withdrawn at the Expiry Time acceptances under the Offer such that the Offeror has, by virtue of such acceptances, acquired or unconditionally contracted to acquire: (i) not less than 90% (or such lesser percentage as the Offeror may decide) in value of the Tau Ordinary Shares to which the Offer relates; and (ii) not less than 90% (or such lesser percentage as the Offeror may decide) of the voting rights carried by those Tau Ordinary Shares (excluding in each case any Tau Ordinary Shares held by the Offeror and its affiliates). Each of the conditions to the Offer is set forth in Section 4 of the Offer, "Conditions of the Offer".

Manner of Acceptance

A Tau Shareholder wishing to accept the Offer must deposit the share certificate(s) representing such Tau Shareholder's Tau Ordinary Shares (or a letter of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite), together with the Letter of Acceptance and Transmittal (printed on blue paper) or a manually executed facsimile thereof, properly completed and duly executed, at or prior to the Expiry Time, at any one of the offices of the Depositary specified in the Letter of Acceptance and Transmittal. Instructions are contained in the Letter of Acceptance and Transmittal which accompanies the Offer and Circular. A Tau Shareholder wishing to accept the Offer whose Tau Ordinary Shares are held in the name of a nominee should request the broker, investment dealer, bank, trust company or other nominee to deposit the Letter of Acceptance and Transmittal in respect of such Tau Shareholder's Tau Ordinary Shares, properly completed and duly executed and the relevant share certificate(s) (or a letter of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite), with the Depositary at or prior to the Expiry Time.

A Tau Shareholder wishing to accept the Offer and whose certificates are not immediately available or who cannot deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time may accept the Offer by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Tau Shareholders will not be required to pay any brokerage or similar fees or commissions if they accept the Offer by transmitting their Tau Ordinary Shares directly to the Depositary.

Withdrawal of Tau Ordinary Shares in Respect of which Acceptances Have Been Received

Acceptances in respect of Tau Ordinary Shares deposited under the Offer may be withdrawn at any time if the Tau Ordinary Shares have not been taken up by Dynamite pursuant to the Offer and in the other circumstances discussed in Section 6 of the Offer, "Withdrawal of Tau Ordinary Shares in Respect of which Acceptances Have Been Received".

Take Up and Payment for Tau Ordinary Shares in Respect of which Acceptances are Received

Upon the terms and subject to the conditions of the Offer, Dynamite will take up the Tau Ordinary Shares, in respect of which acceptances are validly deposited under the Offer and not withdrawn, not later than 10 days after the Expiry Time. Any Tau Ordinary Shares taken up will be paid for by the Offeror as soon as possible, and in any event not more than three business days after they are taken up. Any Tau Ordinary Shares, in respect of which acceptances are deposited under the Offer after the first date on which the Tau Ordinary Shares have been taken up by Dynamite, will be taken up and paid for within 10 days of such deposit. See Section 7 of the Offer, "Take Up and Payment for Tau Ordinary Shares in Respect of which Acceptances are Received".

Acquisition of Tau Ordinary Shares in Respect of which Acceptances are Not Received

If Dynamite receives sufficient acceptances under the Offer in respect of Tau Ordinary Shares so as to satisfy the Minimum Tender Condition in respect of (i) not less than 90% of the Tau Ordinary Shares to which the Offer relates and (ii) not less than 90% of the voting rights carried by those Tau Ordinary Shares (excluding in each case any Tau Ordinary Shares held by the Offeror and its affiliates), it intends to exercise its rights in accordance with Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining Tau Ordinary Shares not assented to the Offer, on the same terms as the Offer. Any Tau Shareholders whose Tau Ordinary Shares become subject to statutory compulsory acquisition under UK law will be informed of their rights and obligations at that time. See Section 7 of the Circular, "Acquisition of Tau Ordinary Shares in Respect of which Acceptances are Not Received".

Treatment of Tau Options

Each Tau Option will entitle the holder thereof to receive (and such holder will accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options will be exercisable for one Tau Ordinary Share at an exercise price of $0.43 at any time on or before June 14, 2009, following which the Tau Options will expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment (the "Automatic Exchange").

Certain Canadian Federal Income Tax Considerations

Subject to making a joint tax election with the Corporation to obtain a full or partial tax deferred rollover for Canadian income tax purposes, a Resident Holder (as defined herein) will be considered to have disposed of the holder's Tau Ordinary Shares for proceeds of disposition equal to the sum of (a) any cash received by such Resident Holder and the fair market value as at the time of acquisition of any Common Shares acquired by such Resident Holder on the exchange under the Cash/Share Alternative, or (b) the fair market value as at the time of acquisition of any Common Shares and Warrants acquired by such Resident Holder on the exchange under the Share Alternative. Subject to the availability of the joint election referred to below, a Resident Holder will be deemed to have disposed of the holder's Tau Ordinary Shares transferred to the Corporation on the Automatic Exchange for proceeds of disposition equal to the fair market value of the Common Shares received on the Automatic Exchange at the time of the particular Automatic Exchange. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Tau Ordinary Shares.

An Eligible Holder who disposes of Tau Ordinary Shares under the Offer may make a joint election with the Corporation pursuant to section 85 of the Tax Act (as defined herein) (and the corresponding provisions of any applicable provincial tax legislation) and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the Elected Amount (as defined herein) and the adjusted cost base to the holder of the Tau Ordinary Shares at the time of the exchange. An Eligible Holder who exchanges his Tau Ordinary shares on the Automatic Exchange may also make another such joint election with the Corporation pursuant to section 85 of the Tax act, subject to applicable law at that time. There is no assurance that the Tax Act will not be amended in a manner prejudicial to the Resident Holder.

A summary of the principal Canadian federal income tax considerations in respect of the Offer is set out under the heading "Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in that section. **See the discussion in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".**

Depositary

Computershare Investor Services Inc. is acting as depositary under the Offer and will receive deposits of share certificates representing Tau Ordinary Shares (or letters of indemnity for lost share certificate(s) in a form acceptable to Dynamite) and accompanying Letters of Acceptance and Transmittal at the offices specified in the Letter of Acceptance and Transmittal. The Depositary will receive Notices of Guaranteed Delivery at its Toronto office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices (if required) for making payment for all Tau Ordinary Shares purchased by Dynamite under the Offer. See Section 21 of the Circular, "Depositary".

GLOSSARY

In the Offer and Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"1933 Act" means the *Securities Act of 1933*, as amended, of the United States of America;

"Acquisition Proposal" means, in respect of Tau, any bona fide inquiry, proposal or offer made by a party with whom Tau and each of its officers and directors deals at arm's length regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Tau's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Tau or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Tau (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in the Agreement);

"affiliate" has the meaning ascribed thereto in the CBCA;

"Agreement" means the arrangement agreement among the Offeror and Tau dated July 10, 2007, together with the schedules attached thereto, as amended or supplemented from time to time relating to the Offer and the Plan of Arrangement;

"Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

"Board of Directors" means the board of directors of Tau;

"Canadian GAAP" means accounting principles generally accepted in Canada;

"Cash/Share Alternative" means $0.15 in cash and one sixteenth of one Common Share for each Tau Ordinary Share held;

"CBCA" means the Canada Business Corporations Act;

"Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 192(7) of the CBCA;

"Circular" means the take-over bid circular accompanying the Offer and forming part thereof;

"Common Shares" means the common shares in the capital of the Corporation;

"Companies Act 1985" means the United Kingdom Companies Act 1985 (as amended);

"Companies Act 2006" means the United Kingdom Companies Act 2006;

"Corporation" means the company to be formed upon the amalgamation of Dynamite and Finco pursuant to the Plan of Arrangement;

"Court" means the Superior Court of Justice (Ontario);

"**CRA**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Deposit Period**" means the period commencing on the date hereof and ending at the Expiry Time;

"**Depositary**" means Computershare Investor Services Inc.;

"**Deposited Securities**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Directors' Circular**" means the circular of the directors of Tau dated July 10, 2007 in connection with the Offer and accompanying this document;

"**Distribution**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"**Dynamite**" means Dynamite Resources Ltd, a corporation existing under the CBCA;

"**Dynamite Common Shares**" means the common shares in the capital of Dynamite;

"**Dynamite Meeting**" means the special meeting, including any adjournments or postponements thereof, of the Dynamite Shareholders to be held, among other things, to consider and if deemed advisable, to approve the Arrangement and the transaction contemplated by the Agreement;

"**Dynamite Options**" means the outstanding options to purchase an aggregate of 2,650,000 Dynamite Common Shares issued pursuant to the Dynamite Share Option Plan;

"**Dynamite Share Option Plan**" means the Share Incentive Plan of Dynamite;

"**Dynamite Shareholders**" means, at any time, the holders of Dynamite Common Shares;

"**Dynamite Warrants**" means the outstanding warrants to purchase an aggregate of 14,547,000 Dynamite Common Shares;

"**Effective Date**" means the date set out in the Certificate as being the effective date in respect of the Arrangement which date will also be the date on which the Offeror first pays for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date;

"**Elected Amount**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer";

"**Eligible Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations— Holders Resident in Canada — Sale Pursuant to the Offer";

"**Eligible Institution**" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or bank and trust companies in the United States;

"**Expiry Date**" means the 36th day after the date that the Offer is commenced within the meaning of the Securities Act, or any subsequent date set out in any notice of the Offeror extending the period during which acceptances in respect of Tau Ordinary Shares may be deposited under the Offer or as otherwise provided under Subsection 7.01(g) of the Agreement; provided that, if such day is not a Business Day, then the Expiry Date will be the next Business Day;

"**Expiry Time**" mean 5:00 p.m. (Toronto time) on the Expiry Date;

"**Finco**" means 6803725 Canada Inc., a corporation continued under the CBCA (formerly Tau Finance Inc., a corporation incorporated under the *Business Corporations Act* (Ontario);

"**Finco Common Shares**" means the common shares in the capital of Finco;

"**Finco Warrants**" means the outstanding warrants to purchase an aggregate of 56,250,000 Finco Common Shares;

"**Governmental Entity**" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"**Laws**" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"**Letter of Acceptance and Transmittal**" means the Letter of Acceptance and Transmittal in the form printed on blue paper accompanying the Offer and Circular;

"**Material Adverse Change**" means, in respect of Dynamite or Tau, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Dynamite or Tau, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in the Agreement to dollar amounts are not intended to be, and will not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in the Agreement will be interpreted without reference to any such amounts;

"**Minimum Tender Condition**" means that there will have been validly deposited under the Offer and not withdrawn at the Expiry Time acceptances under the Offer such that the Offeror has, by virtue of such acceptances, acquired or unconditionally contracted to acquire: (i) not less than 90% (or such lesser percentage as the Offeror may decide) in value of the Tau Ordinary Shares to which the Offer relates; and (ii) not less than 90% (or such lesser percentage as the Offeror may decide) of the voting rights carried by those Tau Ordinary Shares (excluding in each case any Tau Ordinary Shares held by the Offeror and its associates);

"**Non-Resident Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada";

"**Notice of Guaranteed Delivery**" means the Notice of Guaranteed Delivery in the form printed on green paper accompanying the Offer and Circular;

"**Offer**" means the offer to be made by the Offeror by way of a take-over offer (within the meaning of Section 974 of the Companies Act 2006) for all of the issued and to be issued Tau Ordinary Shares, subject to the terms and conditions hereof;

"**Offered Consideration**" means the Cash/Share Alternative and the Share Alternative;

"**Offeror**" means collectively Dynamite and Finco;

"**Person**" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form and content of Schedule "A" to the Agreement;

"**Proposed Amendments**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Federal Canadian Income Tax Considerations";

"**Purchased Securities**" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"**Resident Holder**" has the meaning ascribed thereto in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada";

"**Securities Act**" means the *Securities Act* (Ontario), R.S.O. 1990, c. S-5;

"**Share Alternative**" means one quarter of one Common Share and one quarter of one Warrant for each Tau Ordinary Share held;

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Tau, includes the Tau Subsidiaries;

"**Superior Proposal**" means a written Acquisition Proposal to acquire all or substantially all of the assets of Tau (on a consolidated basis) or, directly or indirectly, a takeover offer (within the meaning of Section 974 of the Companies Act 2006) for all of the issued and to be issued Tau Ordinary Shares if such Acquisition Proposal is not conditional on obtaining financing and the directors of Tau have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which will have been provided to Dynamite) from, as appropriate, the financial, legal and other advisors to Tau to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Tau Shareholders from a financial point of view than the terms of the Offer and provide for consideration per Tau Ordinary Share that has a value that is greater than the consideration per Tau Ordinary Share provided under the terms of the Offer (including any adjustment to such terms proposed by Dynamite as contemplated by Subsection 8.02(b) of the Agreement) by more than 5%; and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the Person making the Acquisition Proposal;

"**Tau**" means Tau Mining Limited, a company incorporated in England and Wales under the United Kingdom Companies Act 1985 (as amended) with registered number 5723178;

"Tau Options" means 50,000,000 options over Tau Ordinary Shares;

"Tau Ordinary Shares" means the ordinary shares of GBP0.01 each in the capital of Tau;

"Tau Shareholders" means, at any time, the holders of Tau Ordinary Shares;

"**Tau Subsidiaries**" means LLP Long Alpha Mining Company, Onyx Resources Group Ltd. and Tau Mining Limited (Ontario);

"**Tax Act**" means the *Income Tax Act* (Canada);

"**Title Opinions**" means title opinions with respect to the two mining licenses in the Kyrgyz Republic held by Tau's wholly owned Subsidiary, Long Alpha Mining Limited;

"**TSXV**" means the TSX Venture Exchange;

"**Warrants**" means common share purchase warrants of the Corporation, each whole Warrant exercisable for one Common Share at a price of $1.00 for a period of two years following the Effective Date.

OFFER

July 10, 2007

TO: THE HOLDERS OF ORDINARY SHARES OF TAU MINING LIMITED (AND, FOR INFORMATION ONLY, TO HOLDERS OF TAU OPTIONS)

1. The Offer

Dynamite hereby offers to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and to be issued Tau Ordinary Shares, including any Tau Ordinary Shares issued after the date of the Offer upon the conversion, exchange or exercise of any existing Tau Options.

For each Tau Ordinary Share acquired under the Offer, Tau Shareholders will be entitled to elect to receive (the "Offered Consideration"):

(a) $0.15 in cash and one sixteenth of one Common Share of the Corporation (the "Cash/Share Alternative"); or

(b) one quarter of one Common Share and one quarter of one Warrant of the Corporation (the "Share Alternative").

provided that Tau Shareholders holding in aggregate a minimum of 70 million Tau Ordinary Shares elect to receive the Cash/Share Alternative.

The Offered Consideration is based on 183,000,002 Tau Ordinary Shares in issue at the date of this Offer and 50,000,000 Tau Ordinary Shares reserved for issue under the Tau Options.

Each whole Warrant is exercisable for one Common Share at a price of CDN$1.00 for a period of two years following the Effective Date.

Any Tau Shareholder (i) who fails to complete the Letter of Acceptance and Transmittal electing the Share Alternative or (ii) does not properly elect any of the Cash/Share Alternative or the Share Alternative, with respect to any acceptance in respect of Tau Ordinary Shares deposited by such Tau Shareholder pursuant to the Offer will be deemed to have elected the Cash/Share Alternative.

Each Tau Option will entitle the holder thereof to receive (and such holder will accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options will be exercisable for one Tau Ordinary Share at an exercise price of $0.43 at any time on or before June 14, 2009, following which the Tau Options will expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment (the "Automatic Exchange").

No fractional Common Shares or Warrants will be issued in connection with the Offer. Instead of issuing any fractional Common Shares or Warrants, entitlements to such shares or warrants will be rounded up or down to the nearest whole number.

The accompanying Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery, which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time, being 5:00 p.m., Toronto time, on August 16, 2007, unless the Offer is withdrawn by Dynamite or until such other time and date as extended by Dynamite or accelerated in accordance with the terms of the Agreement. The Expiry Time may be extended at Dynamite's sole discretion pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letters of Acceptance and Transmittal

The Offer may be accepted by delivering to the Depositary at any of the offices listed in the Letter of Acceptance and Transmittal accompanying the Offer and Circular so as to arrive there not later than the Expiry Time:

(a) a Letter of Acceptance and Transmittal (printed on blue paper) in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance and Transmittal;

(b) any other document required by the instructions set out in the Letter of Acceptance and Transmittal; and

(c) the share certificate or share certificates representing the Tau Ordinary Shares in respect of which the Offer is being accepted (or a letter of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite).

In addition, Tau Ordinary Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received the required documents before the Expiry Time.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a) the Letter of Transmittal is signed by the registered holder of the Tau Ordinary Shares exactly as the name of the registered holder appears on the Tau Ordinary Share certificate deposited therewith (or in the register of members of Tau), and the cash payable and/or the certificates for Common Shares and Warrants issuable, in each case under the Offer, are to be delivered directly to such registered holder, or

(b) acceptances in respect of Tau Ordinary Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Tau Ordinary Shares is registered in the name of a Person other than the signatory of a Letter of Transmittal or if the cash payable and/or the certificates for Common Shares and Warrants issuable are to be delivered to a Person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Tau Shareholder wishes to accept the Offer and the certificate(s) representing the Tau Ordinary Shares is (are) not immediately available or the Tau Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Tau Ordinary Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a) the deposit is made by or through an Eligible Institution;

(b) a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c) the certificate(s) representing relevant Tau Ordinary Shares (or a letter of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite), together with a Letter of Acceptance and Transmittal in the form accompanying the Offer and Circular or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m., Toronto time, on the third trading day on the TSXV after the date on which the Expiry Time occurs.

The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its office in Toronto as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. **Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying share certificate(s) (or letters of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.**

General

In all cases, payment for Tau Ordinary Shares in respect of which acceptances are deposited and taken up by Dynamite will be made only after timely receipt by the Depositary of the share certificates representing the Tau Ordinary Shares (or letters of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite), a Letter of Acceptance and Transmittal or a manually executed facsimile thereof, properly completed and duly executed, covering those Tau Ordinary Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal, and any other required documents.

The method of delivery of share certificates representing Tau Ordinary Shares (or letters of indemnity in respect of lost share certificate(s) in a form acceptable to Dynamite), the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the Person depositing the same. Dynamite recommends that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

Tau Shareholders wishing to accept the Offer whose Tau Ordinary Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing acceptances in respect of their Tau Ordinary Shares.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Tau Ordinary Shares in respect of which acceptances are deposited pursuant to the Offer will be determined by Dynamite in its sole discretion. Depositing Tau Shareholders agree that such determination will be final and binding. Dynamite reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the Laws of any jurisdiction. Dynamite reserves the absolute right to waive any defects or irregularities in the deposit of any acceptances in respect of Tau Ordinary Shares. No deposit of acceptances in respect of Tau Ordinary Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There will be no duty or obligation on Dynamite or the Depositary or any other Person to give notice of any defects or irregularities in any deposit and no liability will be incurred by any of them for failure to give any such notice. Dynamite's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be final and binding.

Dynamite reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Under no circumstances will any amount be paid by Dynamite or the Depositary by reason of any delay in exchanging any Tau Ordinary Shares or in making payments for Tau Ordinary Shares or in lieu of fractional Common Shares or Warrants to any Person on account of Tau Ordinary Shares accepted for exchange or payment pursuant to the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer, by accepting the Offer pursuant to the procedures set forth above, a Tau Shareholder agrees to sell, assign and transfer to Dynamite all right, title and interest in and to the Tau Ordinary Shares covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the "Deposited Securities") and in and to all rights and benefits arising from such Deposited Securities including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer (other than any dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 10 of the Offer, "Dividends and Distributions; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

An executed Letter of Acceptance and Transmittal irrevocably appoints each of the Depositary and certain officers of Dynamite (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the accepting Tau Shareholder with respect to the Deposited Securities taken up and paid for under the Offer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), effective on and after the date that Dynamite takes up and pays for such Deposited Securities, with full power of substitution and resubstitution (such power of attorney being coupled with an interest and thereby being irrevocable) of the depositing Tau Shareholder. The Letter of Acceptance and Transmittal authorizes an Appointee, in the name and on behalf of such Tau Shareholder, (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Tau, (b) for so long as any Purchased Securities are registered or recorded in the name of such Tau Shareholder, to exercise any and all rights of such Tau Shareholder including without limitation to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Dynamite in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Tau Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, extraordinary or otherwise or any adjournment thereof) of holders of relevant securities of Tau, and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Tau Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Tau Shareholder.

A Tau Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Tau Shareholder at any time with respect to the Deposited Securities or any Distributions. The Tau Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the accepting Tau Shareholder unless the Deposited Securities are not taken up and paid for under the Offer. A Tau Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, extraordinary or otherwise or any adjournment thereof) of holders of relevant securities of Tau and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Dynamite any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Dynamite as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

Further Assurances

A Tau Shareholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request of Dynamite, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Dynamite and acknowledges that all authority therein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of such holder and will, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein will be binding upon the heirs, Personal representatives, successors and assigns of such holder.

Depositing Tau Shareholders' Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Tau Shareholder and Dynamite in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Tau Shareholder that (a) the Person signing the Letter of Acceptance and Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions being deposited to the Offer, (b) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions to any other Person, (c) the delivery of the acceptance of the Offer in respect of the Deposited Securities and Distributions complies with applicable Laws, and (d) when the Deposited Securities and Distributions are taken up and paid for by Dynamite, Dynamite will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, the Offeror will have the right to withdraw the Offer and will not be required to take up, purchase or pay for, and will have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Tau Ordinary Shares in respect of which acceptances are deposited under the Offer, unless all of the following conditions are satisfied or, where capable of waiver, waived by the Offeror at or prior to the Expiry Time:

(a) the Minimum Tender Condition;

(b) all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law (other than as referred to in paragraph (c) below), including, without limitation, those of any provincial securities authorities, stock exchanges or other securities authorities will have been obtained on terms satisfactory to the Offeror, acting reasonably;

(c) the Offeror will have determined, acting reasonably, that (i) no act, action, suit or proceeding will have been taken or threatened in writing before or by any Governmental Entity (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and (ii) no Law will have been proposed, enacted, promulgated or applied, in either case:

    (i) to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Tau Ordinary Shares or the right of the Offeror to own or exercise full rights of ownership of the Tau Ordinary Shares; or

    (ii) which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect with respect to Tau; or

    (iii) which would prevent or materially delay the completion of the acquisition by the Offeror of the Tau Ordinary Shares pursuant to a compulsory acquisition of all Tau Ordinary Shares in respect of which acceptances are not received pursuant to the Offer; or

(iv) seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Tau or the Tau Subsidiaries or to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Tau or any of the Tau Subsidiaries as a result of the Offer (or any such compulsory acquisition);

(d) the Offeror will have determined acting reasonably there will not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Tau Ordinary Shares in respect of which acceptances are received under the Offer or completing any compulsory acquisition of all Tau Ordinary Shares in respect of which acceptances are not received pursuant to the Offer;

(e) the Offeror will have determined acting reasonably there will not exist or have occurred (or, if there does exist or will have occurred prior to the commencement of the Offer, there will not have been disclosed, generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), licenses or permits, results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of Tau or any of the *Tau Subsidiaries* which, when considered either individually or in the aggregate, constitutes a Material Adverse Effect with respect to Tau;

(f) the Board of Directors of Tau will not have withdrawn any recommendation made by it that Tau Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(g) all representations and warranties of Tau qualified by references to materiality or to Material Adverse Effect will be true and correct in all respects, and (ii) all representations and warranties not qualified by materiality or to Material Adverse Effect will be true and correct in all material respects, in either case as if made on and as of the date of the expiry of the Offer (except to the extent such representations and warranties speak as to an earlier date, in which event such representations and warranties will be true and correct as of such earlier date), and the Offeror will have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Tau (in each case without Personal liability) addressed to the Offeror and dated as of the date of the expiry of the Offer confirming the same, such certificate to be in form and substance satisfactory to the Offeror, acting reasonably;

(h) Tau will have complied with all covenants and obligations in all material respects that are to be complied with under the Agreement at or prior to the Expiry Time and the Offeror will have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Tau (in each case without Personal liability) addressed to the Offeror and dated as of the date of the expiry of the Offer confirming the same, such certificate to be in form and substance satisfactory to the Offeror, acting reasonably;

(i) the Agreement will not have been terminated;

(j) the Offeror will have determined acting reasonably that there will not have occurred, developed or come into effect or existence any event, action, state, condition, terrorist event, war or financial occurrence of national or international consequence or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets, major stock exchange indices, or general political, market or economic or financial conditions in Canada generally;

(k) all requisite third party consents that the Offeror may reasonably consider to be necessary or desirable will have been obtained or received and on terms that are satisfactory to the Offeror, acting reasonably, and reasonable evidence will have been delivered to the Offeror;

(l) Tau Shareholders holding in aggregate a minimum of 70 million Tau Ordinary Shares shall have elected to receive the Cash/Share Alternative;

(m) the Plan of Arrangement will have been completed;

(n) the Offeror will have received the Title Opinions, in form and substance satisfactory to the Offeror;

(o) the Dynamite Shareholders will have approved the transactions contemplated by the Agreement at the Dynamite Meeting;

(p) the Offeror will have received corporate opinions with respect to the Tau Subsidiaries in form and substance satisfactory to the Offeror;

(q) Tau will have net current assets of at least $4 million;

(r) the underwriters to Finco will have executed a release certificate in connection with financing proceeds of Finco currently held in escrow; and

(s) the Offeror will be satisfied, in its sole discretion, with its due diligence review or the business and affairs of Tau and the Tau Subsidiaries.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right, and each such right will be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice, or other communication confirmed in writing by Dynamite to that effect, to the Depositary at its principal office in Toronto. Forthwith after giving any such notice, Dynamite will make a public announcement of such waiver or withdrawal, cause the Depositary, if required by Law, as soon as practicable thereafter to notify the Tau Shareholders in the manner set forth in Section 11 of the Offer, "Notices and Delivery", and provide a copy of the aforementioned public announcement to the TSXV. If the Offer is withdrawn, Dynamite will not be obligated to take up or pay for any Tau Ordinary Shares in respect of which acceptances are deposited under the Offer, and the Depositary will, at Dynamite's expense, promptly return all certificates representing deposited Tau Ordinary Shares, Letters of Acceptance and Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 8 of the Offer, "Return of Tau Ordinary Share Certificates".

5. Extension and Variation of the Offer

The Offer is open for acceptance until but not after the Expiry Time, unless the Offer is withdrawn or is extended by Dynamite.

Dynamite expressly reserves the right, in its sole discretion, at any time and from time to time during the Deposit Period or at any other time if permitted by Law, in accordance with and subject to the provisions of the Agreement, to extend the Deposit Period or to vary the Offer by giving written or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary as soon as practicable thereafter to communicate such notice to all Tau Shareholders whose Tau Ordinary Shares have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offer, "Notices and Delivery". Dynamite will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice to the TSXV. Any notice of extension or variation will be deemed to have been given and be effective at the time on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto. Notwithstanding the foregoing, the Offer may not be extended by Dynamite if all of the terms and conditions of the Offer, except those waived by Dynamite, have been fulfilled or complied with, unless Dynamite first takes up all of the Tau Ordinary Shares in respect of which acceptances have been validly deposited under the Offer and not withdrawn. The Agreement provides that Dynamite may, in its sole discretion, modify or waive any term or condition of the Offer.

Where the terms of the Offer are varied, the Deposit Period will not expire before 10 days after the notice of such variation has been given to Tau Shareholders as aforesaid, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If, at any time before the Expiry Time or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Tau Shareholder to accept or reject the Offer (other than a change that is not within the control of Dynamite or of an affiliate of Dynamite unless it is a change in a material fact relating to the Common Shares or Warrants), Dynamite will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offer, "Notices and Delivery", to all holders of the Tau Ordinary Shares whose Tau Ordinary Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable Law. Dynamite will as soon as practicable after giving notice of a change in information to the Depositary make a public announcement of the change in information and provide a copy of the public announcement to the TSXV. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

During any such extension or in the event of any such variation or change in information, all of the Tau Ordinary Shares deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by Dynamite in accordance with the terms of the Offer, subject to Section 6 of the Offer, "Withdrawal of Deposited Tau Ordinary Shares in Respect of which Acceptances Have Been Received". An extension of the Deposit Period, a variation of the Offer or a change to information does not constitute a waiver by Dynamite of its rights under Section 4 of the Offer, "Conditions of the Offer".

If the consideration being offered for the Tau Ordinary Shares under the Offer is increased, the increased consideration will be paid to all depositing Tau Shareholders whose Tau Ordinary Shares are taken up under the Offer without regard to when such Tau Ordinary Shares are taken up by Dynamite.

6. Withdrawal of Tau Ordinary Shares In Respect of Which Acceptances Have Been Received

Except as otherwise stated in this Section 6, all deposits of acceptances in respect of Tau Ordinary Shares pursuant to the Offer are irrevocable.

Unless otherwise required or permitted by applicable Law, any Tau Ordinary Shares in respect of which acceptances are deposited under the Offer may be withdrawn by or on behalf of the depositing Tau Shareholder:

(a) at any time before the Tau Ordinary Shares have been taken up by Dynamite pursuant to the Offer;

(b) at any time before the expiration of 10 days from the date upon which either:

  (i) a notice of change relating to a change which has occurred in the information contained in the Offer, which change is one that would reasonably be expected to affect the decision of a Tau Shareholder to accept or reject the Offer (other than a change that is not within the control of Dynamite or of an affiliate of Dynamite unless it is a change in a material fact relating to the Common Shares or Warrants) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Tau Ordinary Shares pursuant to the Offer where the time for deposit is not extended for a period greater than 10 days); or is mailed, delivered or otherwise properly communicated, but only if such Tau Ordinary Shares in respect of which acceptances have been received have not been taken up by Dynamite at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities; or

(c) at any time after three business days from the date Dynamite takes up the Tau Ordinary Shares, if such Tau Ordinary Shares have not been paid for by Dynamite.

If Dynamite waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in Section 6(b) above are applicable, the Offer will be extended without Dynamite first taking up the Tau Ordinary Shares which are subject to the rights of withdrawal.

Withdrawals of acceptances in respect of Tau Ordinary Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Tau Shareholder and must be received by the Depositary at the place of deposit of the applicable Tau Ordinary Shares within the time limits indicated above. Notice of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (b) be signed by the Person who signed the Letter of Acceptance and Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Tau Ordinary Shares which are to be withdrawn, and (c) specify such Person's name, the number of the Tau Ordinary Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Tau Ordinary Shares to be withdrawn. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed and executed notice of withdrawal. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Acceptance and Transmittal (as described in the instructions set out in such letter), except in the case of an acceptance relating to Tau Ordinary Shares deposited by an Eligible Institution. None of Dynamite, the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notice.

If Dynamite extends the period of time during which the Offer is open, is delayed in taking up or exchanging the Tau Ordinary Shares or is unable to take up or exchange Tau Ordinary Shares for any reason, then, without prejudice to Dynamite's other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of Dynamite all Deposited Securities and Distributions, and acceptances in respect of such Tau Ordinary Shares may not be withdrawn except to the extent that depositing Tau Shareholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable law.

Withdrawals may not be rescinded and any acceptances in respect of Tau Ordinary Shares withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn acceptances in respect of Tau Ordinary Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, holders of Tau Ordinary Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 23 of the Circular, "Offerees' Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Dynamite in its sole discretion, and such determination will be final and binding.

7. Take Up and Payment for Tau Ordinary Shares In Respect of Which Acceptances Have Been Received

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, "Conditions of the Offer"), Dynamite will take up Tau Ordinary Shares validly deposited under the Offer and not withdrawn pursuant to Section 6 of the Offer, "Withdrawal of Tau Ordinary Shares in Respect of Which Acceptances Have Been Received", not later than 10 days after the Expiry Time and will pay for the Tau Ordinary Shares taken up as soon as possible, but in any event not later than three business days after taking up of the Tau Ordinary Shares. Any Tau Ordinary Shares in respect of which acceptances are deposited under the Offer after the first date on which Tau Ordinary Shares have been taken up by Dynamite will be taken up and paid for not later than 10 days after such deposit.

Subject to applicable Law, Dynamite expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Tau Ordinary Shares or to terminate the Offer and not take up or pay for any Tau Ordinary Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or, where capable of waiver, waived by Dynamite, in whole or in part, by giving written notice thereof, or other communication confirmed in writing, to the Depositary at its principal office in Toronto. Dynamite also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Tau Ordinary Shares in order to comply, in whole or in part, with any applicable Law. Dynamite will not, however, take up and pay for any Tau Ordinary Shares in respect of which acceptances are deposited under the Offer unless it simultaneously takes up and pays for all Tau Ordinary Shares in respect of which acceptances have then been validly deposited under the Offer and not withdrawn.

Dynamite will be deemed to have taken up Tau Ordinary Shares in respect of which acceptances have been validly deposited under the Offer and not withdrawn as, if and when Dynamite gives written notice or other communication confirmed in writing to the Depositary to that effect.

Dynamite will pay for Tau Ordinary Shares in respect of which acceptances have been validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient certificates representing the Common Shares and Warrants and sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Tau Shareholders. Under no circumstances will interest accrue or be paid by Dynamite or the Depositary to Persons depositing acceptances in respect of Tau Ordinary Shares on the purchase price of the Tau Ordinary Shares purchased by Dynamite, regardless of any delay in making such payment. The Depositary will act as the agent of Persons who have deposited acceptances in respect of Tau Ordinary Shares in acceptance of the Offer for the purposes of receiving cash payment and Common Share and/or Warrant certificates and transmitting such cash payment and Common Share and/or Warrant certificates to such Persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by Persons depositing acceptances in respect of Tau Ordinary Shares.

Settlement with each Tau Shareholder who has validly deposited and not withdrawn its acceptance(s) in respect of Tau Ordinary Shares will be made by the Depositary forwarding a cheque (except for payments in excess of $25 million, which will be made by wire transfer) payable in Canadian funds representing the cash consideration and/or certificates representing the Common Shares and Warrants to which such Tau Shareholder is entitled. The cheque and/or certificate(s) will be issued in the name of the registered holder of Tau Ordinary Shares in respect of which acceptances have been deposited. Unless the Person depositing acceptance(s) in respect of Tau Ordinary Shares instructs the Depositary to hold the cheque and/or certificate(s) for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the cheque or the cheque and share certificate will be forwarded by first class mail to such Person at the address specified in the Letter of Acceptance and Transmittal. If no address is specified, the cheque and/or share certificate(s) will be forwarded to the address of the Tau Shareholder as shown on the share register maintained by or on behalf of Tau in respect of the Tau Ordinary Shares. Cheques and/or certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

Depositing Tau Shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by depositing acceptances in respect of their Tau Ordinary Shares directly with the Depositary.

8. Return of Tau Ordinary Share Certificates

If any Tau Ordinary Shares in respect of which acceptances have been deposited are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted for more Tau Ordinary Shares than are covered by the acceptance which has been deposited, certificates for Tau Ordinary Shares that are not purchased will be returned at Dynamite's expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by sending certificates representing Tau Ordinary Shares not purchased by first class mail in the name of and to the address specified by the Tau Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Tau.

9. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, cheques, share certificates and any other relevant documents will not be mailed if Dynamite determines that delivery thereof by mail may be delayed. Persons entitled to cheques, share certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Tau Ordinary Shares were delivered until such time as Dynamite has determined that delivery by mail will no longer be delayed. Dynamite will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notices and Delivery". Notwithstanding Section 7 of the Offer, "Take Up and Payment for Tau Ordinary Shares In Respect of Which Acceptances Are Received", cheques, certificates or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Tau Shareholder at the appropriate office of the Depositary.

10. Dividends and Distributions; Liens

If, on or after the date of the Offer, Tau should divide, combine, reclassify, consolidate, convert or otherwise change any of the Tau Ordinary Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Dynamite may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it deems appropriate to the purchase price or other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Tau Ordinary Shares acquired pursuant to the Offer will be transferred by the Tau Shareholder and acquired by Dynamite free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Tau Ordinary Shares.

If, on or after the date of the Offer, Tau should declare, make, pay, allot, reserve or issue any Distribution in respect of Tau Ordinary Shares accepted for purchase pursuant to the Offer which is payable or distributable to the Tau Shareholders on a record date which is prior to the date of transfer of such Tau Ordinary Shares into the name of Dynamite or its nominees or transferees on the share register maintained by or on behalf of Tau, then without prejudice to Dynamite's rights under Section 4 of the Offer, "Conditions of the Offer", (a) in the case of any cash dividend, cash distribution or payment in respect of the Tau Ordinary Shares that does not exceed the purchase price per Tau Share, the consideration payable per Tau Share pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any cash dividend, cash distribution or payment in respect of the Tau Ordinary Shares that exceeds the purchase price per Tau Share, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the depositing Tau Shareholder for the account of and for the benefit of Dynamite and will be promptly remitted and transferred by the depositing Tau Shareholder to the Depositary for the account of Dynamite, accompanied by appropriate documentation of transfer. Pending such remittance pursuant to clause (b), Dynamite will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by Dynamite pursuant to the Offer or deduct from the purchase price payable by Dynamite pursuant to the Offer the amount or value of the Distribution, as determined by Dynamite in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed in Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations".

11. Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given by Dynamite to the Depositary pursuant to the Offer will be deemed to have been properly given to holders of registered Tau Ordinary Shares if it is in writing and is mailed by first class mail, postage prepaid, to registered Tau Shareholders at their respective addresses as shown on the share register maintained by or on behalf of Tau in respect of the Tau Ordinary Shares and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Tau Shareholders and notwithstanding any interruption of mail services in Canada or in any other jurisdiction following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail services following mailing, Dynamite intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which Dynamite or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Tau Shareholders if it is (a) given to the TSXV for dissemination through its facilities, (b) published once in the National Edition of *The Globe and Mail* or the *National Post*, or (c) given to the Canada NewsWire Service.

The Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery will be mailed to registered holders of Tau Ordinary Shares or made available in such other manner as is permitted by applicable regulatory authorities, and Dynamite will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Tau Ordinary Shares (and Tau Options) when such list or listing is received.

Whenever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Acceptance and Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Other Terms of the Offer

No broker, dealer or other Person has been authorized to give any information or to make any representation or warranty on behalf of Dynamite or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person will be deemed to be the agent of Dynamite or any of its affiliates or the Depositary for the purposes of the Offer.

The Offer and any agreement resulting from the acceptance of the Offer will be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

The Offer is not being sent to (nor will deposits of Tau Ordinary Shares be accepted from or on behalf of) Tau Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. Dynamite may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Tau Ordinary Shares in any such jurisdiction.

Dynamite, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Tau Ordinary Shares.

The provisions of the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, form part of the terms and conditions of the Offer.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Tau Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: July 10, 2007

DYNAMITE RESOURCES LTD.

By: *"Blair Krueger"*

Blair Krueger

President, Chief Executive Officer and Director

6803725 CANADA INC.

By: *"Blair Krueger"*

Blair Krueger

President, Chief Executive Officer and Director

CIRCULAR

The Circular is furnished in connection with the Offer dated July 10, 2007 by Dynamite to purchase, upon the terms and subject to the conditions described therein, all of the issued and to be issued Tau Ordinary Shares, including any Tau Ordinary Shares issued after the date of the Offer upon the conversion, exchange or exercise of any existing Tau Options. The terms and provisions of the Offer, the Letter of Acceptance and Transmittal (and the Notice of Guaranteed Delivery) are incorporated into and form part of the Circular. Tau Shareholders should refer to the Offer for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer are used in the Circular with the same meaning unless the context otherwise requires.

The information concerning Tau contained in the Offer and the Circular has been taken from or based upon information provided by Tau, and has not been independently verified by Dynamite. Although Dynamite does not have any knowledge that would indicate that any statements contained herein relating to Tau taken from Tau are inaccurate or incomplete, neither Dynamite nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Tau taken from or based upon such documents and records, or for any failure by Tau to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Dynamite.

1. Dynamite and Finco

Dynamite Resources Ltd.

Dynamite is a reporting issuer in each of British Columbia and Ontario. The Dynamite Common Shares trade on the TSXV under the symbol "DNR". The principal office of Dynamite is located at Suite 820, 65 Queen Street West, Toronto, Ontario M5H 2M5. Dynamite's registered and records office is located at Suite 805, 65 Queen Street West, Toronto, Ontario M5H 2M5. Dynamite is engaged in mining exploration and development.

For further information with respect to Dynamite, see the following Schedules to this Circular, each of which are appended hereto and are incorporated herein:

Schedule "A" Dynamite Resources Ltd.

Schedule "B" Financial Statements of Dynamite

Schedule "C" Pro Forma Dynamite Financial Statements

6803725 Canada Inc. ("Finco")

Finco is a wholly-owned subsidiary of Dynamite. The registered and records office of Finco is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2, and its head office and principal place of business is located at Suite 820, 65 Queen Street West, Toronto, Ontario, M5H 3C2.

For further information with respect to Finco, see the following Schedule to this Circular, which is appended hereto and are incorporated herein:

Schedule "D" Finco Opening Balance Sheet

In connection with the Plan of Arrangement, Dynamite and Finco will amalgamate to form the Corporation.

2. Description of Share Capital

The following table sets forth information on the share capitalization of the Corporation following completion of the Arrangement, including the Offer, based on the capitalization of Dynamite, Finco and Tau as of July 9, 2007 (assuming that Tau Shareholders holding in aggregate 70 million Tau Ordinary Shares elect to receive the Cash/Share Alternative):

Designation of Security	Amount Authorized	Outstanding Assuming Completion of the Arrangement, including the Offer *(unaudited)*
Common Shares[(1)]	Unlimited	118,390,000
Warrants[(2)]	-	84,500,000
Dynamite Options[(3)]	-	2,650,000
Dynamite Warrants[(4)]	-	14,547,000
Compensation Options[(5)]	-	3,375,000
Tau Options[(6)]	-	50,000,000

Notes:

(1) The Corporation will issue 118,390,000 Common Shares as follows:
- (i) 29,515,000 Common Shares in exchange for outstanding Dynamite Common Shares;
- (ii) 56,250,100 Common Shares in exchange for outstanding Finco Common Shares; and
- (iii) 32,625,000 Common Shares in exchange for outstanding Tau Ordinary Shares.

(2) The Corporation will issue 84,500,000 Warrants as follows:
- (i) 56,250,000 Warrants in exchange for outstanding Finco Warrants; and
- (ii) 28,250,000 Warrants in exchange for outstanding Tau Ordinary Shares.

(3) The Corporation will be committed to issue up to an additional 2,650,000 Common Shares upon exercise of Dynamite Options that will remain outstanding following completion of the Arrangement.

(4) The Corporation will be committed to issue up to an additional 14,547,000 Common Shares upon exercise of Dynamite Warrants that will remain outstanding following completion of the Arrangement.

(5) The Corporation will be committed to issue up to an additional 3,375,000 Common Shares and 3,375,000 Warrants upon exercise of the Compensation Options and 3,375,000 Common Shares upon exercise of the Warrants underlying the Compensation Options.

(6) The Corporation will be committed to issue up to an additional 12,500,000 Common Shares upon exercise of Tau Options that will remain outstanding following completion of the Arrangement.

The TSXV has conditionally approved the listing of the Common Shares and Warrants to be issued to the holders of Tau Ordinary Shares in connection with the Offer, subject to Dynamite fulfilling all of the requirements of the TSXV. The distribution of Common Shares and Warrants under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws.

3. Tau

Tau is a privately held issuer incorporated in England and Wales under the Companies Act 1985. The registered and head office and principal place of business of Tau is located at is located at 15 Poland Street, London, England W1F 8QE. Tau is a mining exploration and development company with exploration properties in Kyrgyzstan in Central Asia.

For further information with respect to Tau, see the following Schedules to this Circular, each of which are appended hereto and are incorporated herein:

Schedule "E" Tau Mining Limited

Schedule "F" Financial Statements of Tau

4. Background to the Offer

During the Fall of 2006, certain principals of Dynamite contacted David Argyle, the Managing Director of Tau, to discuss possible synergies between Tau and Dynamite. During January and February 2007, representatives of Tau and Dynamite corresponded regarding possible transactions involving the two companies.

During April 2007, the Board of Directors of Dynamite focused on the negotiation of the Letter Agreement with WPC Resources Ltd. regarding Dynamite's interest in the Lake Torrens Project properties in Western Australia.

In May 2007, representatives of Tau and Dynamite renewed discussions and Dynamite consulted with certain investment banks to obtain advice regarding a possible transaction. During this time, the parties and their legal counsel began to negotiate the framework for a letter of intent. On May 24, 2007, Dynamite and Tau agreed to a transaction whereby Dynamite would acquire all of the issued and to be issued Tau Ordinary Shares in exchange for cash and securities of Dynamite or a successor of Dynamite. On May 24, 2007 and May 25, 2007 Dynamite press released the terms of the proposed transactions. On June 1, 2007, Dynamite incorporated Finco as a wholly owned subsidiary. The opening audited balance sheet of Finco as at June 1, 2007 is attached hereto as Schedule "D".

On June 14, 2007, Finco issued 56,250,000 subscription receipts ("Subscription Receipts") at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to Finco of $45,000,000. Each Subscription Receipt will entitle the holder to acquire one Finco Common Share and one Finco Warrant without payment of any further consideration upon the satisfaction of the Release Conditions (as defined below).

The gross proceeds of the offering less the estimated out-of-pocket costs and expenses of the underwriters of the Subscription Receipt financing are being held in escrow and will be released to Finco upon satisfaction of the following conditions (the "**Release Conditions**"):

(a) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement), including the Offer, have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by Finco or Dynamite without the consent of Orion Securities Inc.) such that the Finco Common Shares and Finco Warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into Common Shares and Warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(b) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau.

On July 10, 2007, Dynamite, Finco and Tau entered into the Agreement relating to the Arrangement, including the Offer. The provisions of the Agreement are the result of arm's length negotiations conducted among representatives of Dynamite and Tau and their respective legal and financial advisors.

5. Agreements Related to the Offer

Agreement

The Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made. The following is a summary of the principal terms of the Agreement. **A copy of the Agreement can be obtained on www.sedar.com.**

The Offer: The Offeror has agreed to make the Offer on the terms and conditions set forth in the Agreement.

Support for the Offer: Tau represented to the Offeror (as reflected in the Directors' Circular) that its Board of Directors has (a) following consultation with its financial and legal advisors, unanimously determined that the consideration to be received under the Offer is fair from a financial point of view to the Tau Shareholders, and (b) approved the entering into of the Agreement and the making of a unanimous recommendation that Tau Shareholders accept the Offer.

Modification or Waiver of Terms of Offer: The Agreement provides that Dynamite may, in its sole discretion, modify or waive any term or condition of the Offer.

Treatment of Tau Options: Each Tau Option will entitle the holder thereof to receive (and such holder will accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options will be exercisable for one Tau Ordinary Share at an exercise price of CDN$0.43 at any time on or before June 14, 2009, following which the Tau Options will expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment. The Corporation will execute joint elections with a validly electing Eligible Holder under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any provincial tax legislation including, without limitation, section 518 of the *Quebec Taxation Act*) as long as two signed copies of the necessary election forms duly completed (with the details of the number of Tau Ordinary Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections) are returned to the Corporation by the Eligible Holder on or before the day which is 60 days after such exchange. Subject to the election forms complying with the provisions of the Tax Act (and the corresponding provisions of any provincial tax legislation), one copy of election forms will be returned to the particular holder, signed by the Corporation, for filing by the holder with the CRA (or the applicable provincial tax authority). The Corporation will not provide a tax instructions letter in connection with the foregoing elections. Neither Dynamite, the Corporation nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any such election, to properly complete any election or to properly file it within the terms prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Each Eligible Holder assumes sole responsibility with providing the Corporation with duly completed and executed election forms.

Designation of Directors: Tau covenanted to cooperate with Dynamite, subject to applicable laws, and to exercise its reasonable efforts, to obtain the resignation of any then incumbent directors to facilitate the appointment of Dynamite's designees to the Board of Directors .

Upon the take-up and payment by Dynamite of more than 50.01% of the outstanding Tau Ordinary Shares (on a fully-diluted basis) and from time to time thereafter, Tau also covenanted not to frustrate Dynamite's attempts to designate a majority of the directors of the Board of Directors and any committees thereof, and to cooperate with Dynamite, subject to applicable laws, to obtain the resignation of a majority of the then incumbent directors to facilitate the appointment of Dynamite's designees to the Board of Directors.

Representations and Warranties of Tau: The Agreement includes representations and warranties of Tau as to (a) organization, (b) capitalization, (c) authority relative to the Agreement, (d) approvals, (e) subsidiaries, (f) no defaults, (g) absence of changes, (h) employment agreements, (i) financial matters, (j) books and records, (k) litigation, (l) title to property and condition of assets, (m) insurance, (n) environmental, (o) tax, (p) intellectual property (q) pension and employee benefits, (r) compliance with laws, (s) no option on assets, (t) contracts (u) place of principal offices, (v) location of assets and U.S. sales, (w) foreign private issuer status, (x) investment company status, (y) U.S. Tau Shareholders, (z) full disclosure; and (aa) no brokers commission.

Representations and Warranties of Dynamite and Finco: Dynamite and Finco also made representations and warranties to Tau, as to (a) organization, (b) capitalization; (c) authority relative to the Agreement, (d) approvals, (e) place of principal offices of Dynamite and Finco, (f) location of assets and U.S. sales of Dynamite and Finco, (g) foreign private issuer status of Dynamite and Finco, (h) investment company status of Dynamite and Finco.

The representations and warranties of Tau and Dynamite contained in the Agreement do not survive completion of the Offer. Further, the only remedy for the breach by either party of the relevant representations and warranties will be the termination of the Agreement in accordance with its terms and not monetary damages.

Conduct of Business by Tau: Under the Agreement, Tau agreed that, unless Dynamite otherwise consents in writing or except as otherwise expressly contemplated or permitted by the Agreement:

(a) Tau will, and will cause the Tau Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(b) Other than in contemplation of or as required to give effect to the transactions contemplated by the Agreement, Tau will not, without the prior written consent of Dynamite, directly or indirectly do or permit to occur any of the following:

    (i) issue, sell, pledge, lease, dispose of, encumber or create any encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any encumbrance on, or permit a Tau Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Tau or any of the Tau Subsidiaries, other than the issue of Tau Ordinary Shares pursuant to the exercise of the Tau Options issued and outstanding on the date of the Agreement in accordance with their terms as of the date of the Agreement;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit any of the Tau Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) amend or propose to amend the articles or by-laws (or their equivalent) of Tau or any of the Tau Subsidiaries or any of the terms of the Tau Options as they exist at the date of the Agreement;

(iv) split, combine or reclassify any of the securities of Tau or any of the Tau Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the securities of Tau;

(v) redeem, purchase or offer to purchase, or permit any of the Tau Subsidiaries to redeem, purchase or offer to purchase, any Tau Ordinary Shares and any options or obligations or rights under existing contracts, agreements and commitments;

(vi) reorganize, amalgamate or merge Tau or any of the Tau Subsidiaries with any other Person;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Tau Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) in the case of Tau and the Tau Subsidiaries: (A) satisfy or settle any claim or dispute, (B) relinquish any contractual rights or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Tau Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x) except as required by generally accepted accounting principle to which Tau or any Tau Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Tau or make any material tax election inconsistent with past practice; or

(xi) enter into, or cause any Tau Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in the Agreement.

(c) Without the prior written consent of Dynamite, Tau will not, and will cause the Tau Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Tau or any of the Tau Subsidiaries.

(d) Tau will use its reasonable efforts, and will cause the Tau Subsidiaries to use their reasonable efforts, to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(e) Tau will:

(i) not take any action, or refrain from taking any action (subject to reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by Tau in the Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Tau; and

(ii) promptly notify Dynamite of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Tau, (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Tau of any covenant or agreement contained in the Agreement, and (D) any event occurring subsequent to the date of the Agreement that would render any representation or warranty of Tau contained in the Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(f) Tau will not, and will cause the Tau Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Tau in connection with the transactions contemplated by the Agreement prior to the Effective Time without the prior written consent of Dynamite.

(g) Tau will not, and will cause the Tau Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Tau or any of the Tau Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(h) Subject to the terms of the Agreement, Tau will use all reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by the Agreement, including using its reasonable efforts to:

(i) obtain all consents, approvals and authorizations as are required to be obtained by Tau or any of the Tau Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by the Agreement or have a Material Adverse Effect on Tau;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Agreement and participate and appear in any proceedings of any party thereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Agreement, the transactions contemplated thereby or seeking to stop, or otherwise adversely affecting the ability of the parties thereto to consummate, the transactions contemplated thereby;

(iv) fulfill all conditions and satisfy all provisions of the Agreement required to be fulfilled or satisfied by Tau; and

(v) cooperate with Dynamite and Finco in connection with the performance by each of them of their respective obligations thereunder, provided however that the foregoing will not be construed to obligate Tau to pay or cause to be paid any monies to cause such performance to occur.

Non-Solicitation Obligation of Tau: Tau agreed that it and its subsidiaries will not, directly or indirectly, make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to any Acquisition Proposal, or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way or assist with or participate in, facilitate or encourage, any effort or attempt by any other Person to make any Acquisition Proposal, or approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal. However, the Agreement does not prevent the Board of Directors from considering or negotiating any unsolicited bona fide Acquisition Proposal that would be a Superior Proposal but only if the Acquisition Proposal did not result from a breach of the Agreement by Tau and if the Board of Directors determine, after consultation with outside counsel, that such action is required for such directors to comply with fiduciary duties under all applicable laws.

Tau agreed not to have discussions or negotiations with any parties (other than Dynamite) in connection with any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Tau also agreed not to release any third party from or waive any confidentiality or standstill agreement.

Tau agreed to provide notice to Dynamite of any Acquisition Proposal or any amendments to the foregoing, or any request for non-public information relating to Tau or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Tau or any Subsidiary by any Person. Such notice will be made, from time to time, first immediately orally and then promptly in writing and will indicate the identity of the Person making such proposal, and all material terms and conditions thereof and such other details of the proposal, inquiry or contact as Dynamite may reasonably request.

If Tau receives a request for material non-public information from a Person who has made a bona fide written Acquisition Proposal and the Board of Directors determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement which includes a standstill agreement other than to effect a Superior Proposal, provide such Person with access to information regarding Tau, provided further that Tau sends a copy of any such confidentiality agreement (or any amendment thereto) to Dynamite immediately upon its execution and Dynamite is provided with a list of or copies of any and all information provided to such Person and is promptly provided with access to similar information to which such Person was provided.

Right to Match Superior Proposal: Tau agreed that it will not accept, approve, recommend or enter into any agreement (a "**Proposed Agreement**") with any Person relating to any Acquisition Proposal, unless (i) Tau has complied with the non-solicitation provisions of the Agreement, (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Tau completes any similar transaction with Dynamite; (iii) it has provided Dynamite with the information about such Acquisition Proposal as required under the Agreement; and (iv) five business days will have elapsed from the later of (A) the date Dynamite received notice of Tau's proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and (B) the date Dynamite received a copy of such Acquisition Proposal.

Tau has acknowledged and agreed that, during the five business day period referred to above, Dynamite will have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors will review any proposal by Dynamite to amend the terms of the Offer in order to determine, in good faith, whether the offer of Dynamite upon acceptance by Tau would at least match the value per Tau Ordinary Share of the Superior Proposal. If the Board of Directors so determine, Tau will enter into an amended agreement with Dynamite reflecting the amended proposal of Dynamite and will promptly reaffirm is recommendation of the Offer.

Termination of the Agreement: The Agreement may be terminated:

(a) at any time prior to the Effective Date by mutual consent of Dynamite and Tau;

(b) at any time by the Offeror if any condition of the Offer is not satisfied or, where capable of waiver, waived by the Expiry Time;

(c) by the Offeror, at any time if: (i) Tau will have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a Material Adverse Effect on Tau, or if any such representations or warranties will in all respects have become untrue or incorrect in any respect after the date of the Agreement or (ii) Tau will have breached in any material respect any of its other representations and warranties contained in the Agreement, or if any such representations or warranties will in any material respect have become untrue or incorrect after the date of the Agreement; and any such breach or failure to be true and correct is incapable of being cured by Tau or is not cured within 10 days of written notice thereof (or, if the Expiry Time is less than 10 days from the date of such notice, such lesser period of time as expires at the Expiry Time);

(d) by the Offeror, at any time, if Tau is in default of (i) the non-solicitation provisions of the Agreement or (ii) any other covenant or obligation under the Agreement where such default is reasonably likely to (A) prevent or materially delay consummation of the transactions contemplated by the Agreement, (B) result in a breach of Tau's representations and warranties contained in the Agreement and/or (C) result in a Material Adverse Effect;

(e) by Tau, at any time, if either Dynamite or Finco is in breach of any of its representations or warranties or in default of any covenant or obligation under the Agreement and such breach or default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Agreement;

(f) by Tau, if the Offeror has not taken up and paid for at least 90% of the Tau Ordinary Shares (or such lesser percentage as the Offeror may decide) to which the Offer relates within 75 days after the Offer is commenced, otherwise than as a result of the breach by Tau of any covenant or obligation under the Agreement or as a result of any representation or warranty of Tau in the Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take-up and payment for Tau Ordinary Shares in respect of which acceptances have been deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Agreement will not be terminated by Tau pursuant thereto until the earlier of (i) 120 days after the Offer is commenced and (ii) the eleventh business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(g) by the Offeror if: (i) the Board of Directors withdraws, modifies, changes or qualifies (or resolves to do so) its approval or recommendation of the Agreement or the Offer in a manner adverse to Dynamite; (ii) the Board of Directors or any committee thereof approves or recommends, or publicly proposes to approve or recommend, or enters into an agreement with respect to, an Acquisition Proposal or (iii) the Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval or recommendation of the Offer within two calendar days of any written request by Dynamite (or, in the event that the Offer will be scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer);

(h) by Tau, if Tau proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the non-solicitation provisions of the Agreement, provided that Tau has not breached any of its covenants, agreements or obligations in the Agreement in any material respect;

(i) by Tau, provided that as at such time it has complied with its covenants and obligations under the Agreement and its representations and warranties are true and correct, if Dynamite does not: (i) commence the Offer and mail the Offer, the Circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery by July 31, 2007 (except where the making of the Offer is delayed by (A) an injunction or order made by a court or regulatory authority of competent jurisdiction or (B) Dynamite not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offer to be made, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, in which case the Agreement will not be terminated by Tau until the earlier of (i) 120 days from the date the Agreement becomes effective and (ii) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; and

(j) by Tau, at any time if: (i) the Offeror will have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a Material Adverse Effect on Tau, or if any such representations or warranties will in all respects have become untrue or incorrect in any respect after the date of the Agreement or (ii) the Offeror will have breached in any material respect any of its other representations and warranties contained in the Agreement, or if any such representations or warranties will in any material respect have become untrue or incorrect after the date of the Agreement; and any such breach or failure to be true and correct is incapable of being cured by Tau or is not cured within 10 days of written notice thereof (or, if the Expiry Time is less than 10 days from the date of such notice, such lesser period of time as expires at the Expiry Time).

6. Purpose of the Offer and Plans for Tau

Purpose of the Offer

The purpose of the Offer is to enable Dynamite to acquire all of the issued and to be issued Tau Ordinary Shares and thereby acquire control of Tau. If the conditions of the Offer are satisfied and Dynamite takes up and pays for the Tau Ordinary Shares in respect of which acceptances are validly deposited under the Offer, Dynamite intends to acquire any Tau Ordinary Shares in respect of which acceptances are not deposited under the Offer by compulsory acquisition for consideration equal in value to the consideration paid by Dynamite under the Offer. See Section 7 of the Circular, "Acquisition of Tau Ordinary Shares in Respect of Which Acceptances are Not Received". If the Minimum Tender Condition is satisfied in respect of (i) not less than 90% of the Tau Ordinary Shares to which the Offer relates and (ii) not less than 90% of the voting rights carried by those Tau Ordinary Shares (excluding in each case any Tau Ordinary Shares held by the Offeror and its associates), and Dynamite takes up and pays for the Tau Ordinary Shares in respect of which acceptances are deposited under the Offer, Dynamite should own a sufficient number of Tau Ordinary Shares to effect a compulsory acquisition.

Plans for Tau

Promptly upon the Effective Time, Dynamite intends to effect certain changes with respect to the composition of the Board of Directors to allow designees of Dynamite to become members of the Board of Directors and any committees thereof, and Tau has covenanted in the Agreement to cooperate with Dynamite, subject to applicable Laws, and to exercise its reasonable best efforts to obtain the resignation of any then incumbent directors to facilitate the appointment of Dynamite's designees to the Board of Directors.

Upon the take-up and payment by Dynamite of more than 50% of the issued Tau Ordinary Shares and from time to time thereafter, Dynamite will be entitled to designate the directors of the Board of Directors and any committees thereof.

For a description of the Dynamite business following completion of the Offer, see Schedule A.

7. Acquisition of Tau Ordinary Shares In Respect of Which Acceptances Are Not Received

If Dynamite receives sufficient acceptances under the Offer in respect of Tau Ordinary Shares so as to satisfy the Minimum Tender Condition in respect of (i) not less than 90% of the Tau Ordinary Shares to which the Offer relates and (ii) not less than 90% of the voting rights carried by those Tau Ordinary Shares (excluding in each case any Tau Ordinary Shares held by the Offeror and its associates), it intends to exercise its rights in accordance with Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining Tau Ordinary Shares not assented to the Offer, on the same terms as the Offer. Any Tau Shareholders whose Tau Ordinary Shares become subject to statutory compulsory acquisition under UK law will be informed of their rights and obligations at that time.

8. Source of Funds

Dynamite estimates that, if it acquires all of the Tau Ordinary Shares (on a fully-diluted basis) pursuant to the Offer and all Tau Shareholders elect to receive the Cash/Share Alternative, the total cash amount required to purchase such Tau Ordinary Shares will be approximately $27,450,000. Dynamite will provide all funding required by Dynamite in connection with the Offer from existing cash resources.

9. Beneficial Ownership of and Trading in Securities

Neither Dynamite nor any director or senior officer of Dynamite nor, to the knowledge of the directors and senior officers of Dynamite after reasonable enquiry, any associate of any director or senior officer of Dynamite, any Person holding more than 10% of any class of equity securities of Dynamite, or any Person acting jointly or in concert with Dynamite, beneficially owns or exercises control or direction over any of the securities of Tau except Stan Bharti, who indirectly holds or controls less than one percent of the outstanding Tau Ordinary Shares.

Except as described above, neither Dynamite nor, to the knowledge of the directors and senior officers of Dynamite after reasonable inquiry, any of the Persons referred to above, has traded in any securities of Tau during the six months preceding the date hereof.

10. Price Range and Trading Volume of Tau Ordinary Shares

Not Applicable

11. Dividends and Dividend Policy

Neither Tau nor any of the Tau Subsidiaries has a fixed dividend policy. No dividends have been paid on any shares of Tau or any of the Tau subsidiaries since the date of its incorporation. Furthermore, Tau has not contemplated that any such dividends will be paid in the immediate future.

12. Previous Distributions of Tau Ordinary Shares

Based on information supplied by Tau, Dynamite believes that the following distributions of Tau Ordinary Shares have been made during the five years preceding the Offer, other than distributions made pursuant to the conversion, exchange or exercise of Tau Options:

(a) Two Tau Ordinary Shares issued on incorporation on February 27 2006 (GBP0.01);

(b) 40,000,000 Tau Ordinary Shares issued for cash (GBP0.01 per share), 50,000,000 Tau Ordinary Shares issued in consideration for the transfer to Tau of 100% of the issued share capital of Long Alpha Mining Limited and 3,000,000 Tau Ordinary Shares issued for services, in each case on May 19, 2006;

(c) 40,000,000 Tau Ordinary Shares issued for cash (GBP0.10 per share) on November 24, 2006;

(d) 5,000,000 Tau Ordinary Shares issued in exchange for conversion loan stocks (at GBP0.10 per share) on January 31, 2007; and

(e) 45,000,000 Tau Ordinary Shares issued in exchange for the cancellation of warrants in Tau Mining Ltd (Canada) on June 14, 2007.

13. Previous Purchases and Sales of Tau Ordinary Shares

Based on information supplied by Tau, Dynamite believes that, in the 12 months preceding the date of the Offer, Tau (a) did not purchase any of its securities, and (b) did not sell any of its securities except as described above in Section 12 of the Circular, "Previous Distributions of Tau Ordinary Shares", in each case excluding securities sold or purchased pursuant to the conversion, exchange or exercise of Tau Options.

14. Effect of the Offer on the Market for Tau Ordinary Shares; Stock Exchange Listings; and Public Disclosure by Tau

Not Applicable

15. Commitments to Acquire Equity Shares

Other than as described in Section 5 of the Circular, "Agreements Relating to the Offer", neither Dynamite nor any of the directors or senior officers of Dynamite nor, to the knowledge of the directors and senior officers of Dynamite after reasonable enquiry, any associate of any director or senior officer of Dynamite, any Person holding more than 10% of any class of equity securities of Dynamite or any Person acting jointly or in concert with Dynamite has entered into any commitments to acquire any securities of Tau.

16. Arrangements, Agreements or Understandings

Other than as described in Section 5 of the Circular, "Agreements Relating to the Offer" and as described below, there are (a) no arrangements or agreements made or proposed to be made between Dynamite and any of the directors or senior officers of Tau and no payments or other benefits are proposed to be made or given by Dynamite by way of compensation for loss of office or to such directors or senior officers remaining in or retiring from office if the Offer is successful, and (b) no contracts, arrangements or understandings, formal or informal, between Dynamite and any securityholder of Tau with respect to the Offer or between Dynamite and any Person with respect to any securities of Tau in relation to the Offer.

17. Regulatory Matters

Dynamite's obligation to take up and pay for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer is conditional upon certain government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law, policy or practice, including, without limitation, those of any provincial securities authorities, stock exchanges or other securities regulatory authorities, having been obtained on terms satisfactory to Dynamite, acting reasonably. See Section 4 of the Offer, "Conditions of the Offer".

18. Certain Canadian Federal Income Tax Considerations

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to Dynamite, the following summary describes the principal Canadian federal income tax considerations generally applicable to: (i) a beneficial owner of Tau Ordinary Shares who transfers Tau Ordinary Shares pursuant to this Offer or otherwise disposes of Tau Ordinary Shares pursuant to certain transactions described in Section 7 of this Circular "Acquisition of Tau Ordinary Shares in Respect of Which Acceptances are Not Received" and on the Automatic Exchange, and (ii) to the holding and disposing of Common Shares and Warrants acquired by such beneficial owner pursuant to the Offer, and who, at all relevant times for the purposes of the application of the Tax Act, (1) holds all Tau Ordinary Shares and all Common Shares and Warrants acquired pursuant to this Offer, as capital property, (2) deals at arm's length with Tau and the Corporation, (3) is not affiliated with Tau, Dynamite or the Corporation, and (4) is a resident of Canada (a "Holder"). This summary does not address all issues relevant to any shareholders who acquired their Tau Ordinary Shares on the exercise of an employee stock option, the issuance or exercise of any of the Tau Options or any amendment to the terms thereto. Such shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and counsel's understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, governmental, regulatory, or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction (including provincial considerations relating to the making of a section 85 election as described below), which may be different from those discussed herein.

This summary is not applicable to a shareholder that is a "specified financial institution" or to a shareholder an interest in which is a "tax shelter investment" as defined in the Tax Act, or, for purposes of certain rules applicable to securities held by financial institutions (referred to as the "mark-to-market" rules), a "financial institution", as defined in the Tax Act. Such shareholders should consult their own tax advisors.

This summary is of a general nature only, and is not, and is not intended to be, legal, or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax consideration. Accordingly, shareholders should consult their own tax advisers having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a "Resident Holder"). Certain Resident Holders, whose Common Shares acquired pursuant to this Offer might not otherwise be capital property, may, in certain circumstances, be entitled to have the Common Shares, and all other "Canadian securities", as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. An election is not available in respect of the acquisition of Common Shares in circumstances in which an election is made under section 85 of the Tax Act, Warrants or Tau Ordinary Shares. Resident Holders are urged to consult their own tax advisors in respect of the election under subsection 39(4).

Transfer Pursuant to the Offer and the Automatic Exchange

No Tax-Deferred Rollover under the Tax Act

Subject to the availability of the joint election referred to below, a Resident Holder will be considered to have disposed of the holder's Tau Ordinary Shares for proceeds of disposition equal to the sum of (a) any cash received by such Resident Holder and the fair market value as at the time of acquisition of any Common Shares acquired by such Resident Holder on the exchange under the Cash/Share Alternative, or (b) the fair market value as at the time of acquisition of any Common Shares and Warrants acquired by such Resident Holder on the exchange under the Share Alternative and (c) the fair market value of the Common Shares received on the Automatic Exchange at the time of the particular Automatic Exchange. As a result, the Resident Holder will in general realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Tau Ordinary Shares. The cost to a Resident Holder of any Common Shares acquired on the exchange will be equal to the fair market value of those shares as at the time of acquisition, and in determining the adjusted cost base of such shares the cost of such Common Shares will be averaged with the adjusted cost base to that holder of any other Common Shares held by the holder at the time as capital property. The cost to a Resident Holder of any Warrants acquired on the exchange will be equal to the fair market value of those warrants at the time of acquisition, and in determining the adjusted cost base of such warrants the cost of such Warrants will be averaged with the adjusted cost base to that holder of any other Warrants held by the holder at the time as capital property. The general tax treatment of capital gains and capital losses is discussed below under the heading "Holders Resident in Canada–Taxation of Capital Gains and Losses". The Corporation will determine, in its sole discretion, the fair market value of the Warrants acquired on the exchange pursuant to this Offer, which will be binding on the parties. The fair market value of a Warrant determined by the Company will be Cdn.$0.01. This determination is not binding on the CRA.

Tax-Deferred Rollover under the Tax Act

Cash/Share Alternative

A Resident Holder who is not a tax-exempt for purposes of Part I of the Tax Act (an "Eligible Holder") who elects, or is deemed to elect, the Cash/Share Alternative and who receives Common Shares may make a joint election with the Corporation pursuant to section 85 of the Tax Act and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the "Elected Amount" (as defined below) and the adjusted cost base to the holder of the Tau Ordinary Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder's Tau Ordinary Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may select an "Elected Amount" so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The "Elected Amount" means the amount selected by an Eligible Holder, subject to the limitations described below in the election made pursuant to section 85 of the Tax Act to be treated as the proceeds of disposition of Tau Ordinary Shares.

With respect to the Cash/Share Alternative, the Elected Amount must comply with the following rules:

(a) the Elected Amount may not be less than the amount of cash received by the Eligible Holder on the exchange;

(b) the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Tau Ordinary Shares exchanged, determined immediately before the time of the exchange, and the fair market value of Tau Ordinary Shares at the time; and

(c) the Elected Amount may not exceed the fair market value of the Tau Ordinary Shares at the time of the exchange.

In summary, the Elected Amount cannot be less than the cash received.

Share Alternative

An Eligible Holder who elects the Share Alternative and who receives Common Shares may make a joint election with the Corporation pursuant to section 85 of the Tax Act and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the "Elected Amount" and the adjusted cost base to the holder of the Tau Ordinary Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to an Eligible Holder of the holder's Tau Ordinary Shares equals or exceeds the fair market value as at the time of acquisition of any Warrants acquired by such holder on the exchange, the Eligible Holder may select an "Elected Amount" so as to not realize a capital gain for the purposes of the Tax Act on the exchange.

With respect to the Share Alternative, the Elected Amount must comply with the following rules:

(a) the Elected Amount may not be less than the fair market value as at the time of acquisition of any Warrants acquired by the Eligible Holder on the exchange;

(b) the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Tau Ordinary Shares exchanged, determined immediately before the time of the exchange, and the fair market value of Tau Ordinary Shares at the time; and

(c) the Elected Amount may not exceed the fair market value of the Tau Ordinary Shares at the time of the exchange.

The Corporation will determine, in its sole discretion, the fair market value of the Warrants acquired on the exchange pursuant to this Offer, which will be binding on the parties. The Corporation will only execute the tax elections using that amount.

Automatic Exchange

An Eligible Holder who receives Common Shares on the Automatic Exchange may make a joint election with the Corporation pursuant to section 85 of the Tax Act and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the "Elected Amount" and the adjusted cost base to the holder of the Tau Ordinary Shares at the time of the exchange. The "Elected Amount" must comply with the following rules:

(a) the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Tau Ordinary Shares exchanged, determined immediately before the time of the exchange, and the fair market value of Tau Ordinary Shares at the time; and

(b) the Elected Amount may not exceed the fair market value of the Tau Ordinary Shares at the time of the exchange.

Consequences of a Section 85 Election

Where an Eligible Holder and the Corporation make an election, the tax treatment to the Eligible Holder generally will be as follows:

(a) the Tau Ordinary Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b) if such proceeds of disposition of the Tau Ordinary Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of the Tau Ordinary Shares, determined immediately before the exchange and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c) to the extent that such proceeds of disposition of the Tau Ordinary Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d) the aggregate cost to the Eligible Holder of the Common Shares acquired on the exchange will be equal to the amount, if any, (i) by which the Elected Amount exceeds the amount of cash received by the Eligible Holder on the exchange, under the Cash/Share Alternative, or (ii) by which the Elected Amount exceeds the fair market value as at the time of acquisition of any Warrants acquired by the Eligible Holder on the exchange, under the Share Alternative, and the adjusted cost base of such shares will generally be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares held by that holder at that time as capital property.

A tax instruction letter providing instructions on how to complete the section 85 election forms, and relevant election forms, only in respect of the transfer of the Tau Ordinary Shares pursuant to the Offer and not in respect of the Automatic Exchange, may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal in accordance with the procedures set out in Section 3 of the Offer to Purchase, "Manner of Acceptance".

An Eligible Holder interested in making an election should indicate that intention in the Letter of Transmittal in the space provided therein and a tax instruction letter, together with the relevant tax election

forms, will be sent to the Eligible Holder at or about the time that the Eligible Holder is sent the Offer consideration to which the Eligible Holder is entitled.

In order to make an election, an Eligible Holder must ensure that two signed copies of the necessary election forms are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date duly completed with the details of the number of Tau Ordinary Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the election forms will be returned to the particular holder, signed by the Corporation, for filing by the holder with the CRA (or the applicable provincial tax authority).

The Corporation will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). The Corporation will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. The Corporation agrees only to execute any properly completed election and to forward such election by mail (within 90 days after the receipt thereof) to the Eligible Folder. With the exception of execution of the election by the Corporation, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, neither the Corporation nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instruction letter, to property complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the Ministiere du Revenu du Quebec) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either the Corporation or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. The Corporation's taxation year is scheduled to end July 31, although the Corporation's taxation year could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisers as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, the tax election forms of an Eligible Holder must be received in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date. Since the Corporation has agreed to execute and return the election to the Eligible Holder within 90 days of its receipt in accordance with the procedures set out in the tax instruction letter, to avoid late filing penalties certain Eligible Holders may be required to forward their tax election forms to the Corporation before 90 days from the Effective Date.

Any Eligible Holder who does not ensure that a duly completed election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Time will not be able to benefit from the rollover provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into an election with the Corporation should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R2 issued by the CRA for further information respecting the election. Eligible Holders wishing to make the election should consult their own tax advisers. An Eligible Holder who does not make a valid election under section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

A tax instruction letter and Section 85 forms will not be sent to Tau Shareholders in respect of the Automatic Exchange (see "Treatment of Tau Options" under "Agreements Related to the Offer").

Tau Shareholders who wish to enter into an election with the Corporation in respect of either the transfer of Tau Ordinary Shares pursuant to the Offer or on the Automatic Exchange should consult their own tax advisers having regard to their own particular circumstances. In particular, the amount of a capital

gain, if any, realized will depend on the holders adjusted cost base of their Tau Ordinary Shares and whether they choose the Cash/Share Alternative or the Share Alternative.

Taxation of Capital Gains and Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in any taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Tau Ordinary Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Tau Ordinary Share to the extent and under the circumstances prescribed by rules in the Tax Act. Similar rules may apply where a Tau Ordinary Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors regarding these rules.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Tau Ordinary Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Acquisition of Tau Ordinary Shares Not Deposited

As described under Section 7 of this Circular, "Acquisition of Tau Ordinary Shares Not Deposited", the Corporation may, in certain circumstances, acquire Tau Ordinary Shares not deposited under the Offer pursuant to statutory rights of purchase under the CBCA. The tax consequences to a Resident Holder of a disposition of Tau Ordinary Shares in such circumstances will generally be as described above under "Holders Resident in Canada–Transfer Pursuant to the Offer–No Tax-Deferred Rollover under the Tax Act". Resident Holders whose Tau Ordinary Shares may be so acquired should consult their own tax advisors.

Dividends on Common Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Holder's Common Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

A dividend will be eligible for an enhanced gross-up and dividend tax credit if the recipient receives written notice from the Corporation designating such dividend as an "eligible dividend" within the meaning of the Tax Act.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6 2/3% on investment income, including taxable capital gains realized and dividends received or deemed to be received on the Resident Holder's Common Shares (but not dividends or deemed dividends that are deductible in computing taxable income). A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received, or deemed to be received on Common Shares to the extent that such dividends are deductible in computing tax for income for the year. Those additional refundable taxes will be will be refunded to the Resident Holder at the rate of Cdn.$1 for every Cdn.$3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A Resident Holder that disposes or is deemed to dispose of a Common Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Shares, determined immediately before the disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See "Holders Resident in Canada–Taxation of Capital Gains and Losses".

Exercise of Warrants

No gain or loss will be realized upon the exercise of an Warrant to acquire Common Shares. When the Warrant is exercised, a Resident Holder's cost of the Common Shares acquired thereby will be equal to the Resident Holder's adjusted cost base on the Warrant so exercised plus the exercise price paid for the Common Shares. The Resident Holder's cost of such Common Shares acquired upon the exercise of the Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of any other Common Shares held by the Resident Holder, as capital property, to determine the Resident Holder's aggregate adjusted cost base of the Resident Holder's Common Shares.

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Resident Holder of a Warrant will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Resident Holder's adjusted cost base of the Warrant. The expiry of unexercised Warrant will constitute a disposition thereof for nil proceeds of disposition, resulting in the Resident Holder realizing a capital loss equal to such Resident Holder's adjusted cost base of the expired Warrant. The tax treatment of capital losses is discussed in greater detail above under the heading "Holders Resident in Canada–Taxation of Capital Gains and Losses".

Alternative Minimum Tax on Resident Holders who are Individuals

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the Act.

Eligibility of Common Shares for Investment

Common Shares would, on the date hereof, be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, or registered education savings plan if listed on a prescribed stock exchange as defined in the Tax Act (which currently includes Tier 2 of the TSX Venture Exchange upon which the Common Shares have been conditionally approved for listing).

Holders Not Resident in Canada

Non-Resident Holders should consult their own tax advisors. This portion of the summary is generally applicable to (i) a beneficial owner of Tau Ordinary Shares who transfers Tau Ordinary Shares pursuant to this Offer or otherwise disposes of Tau Ordinary Shares pursuant to certain transactions described in Section 7 of this Circular "Acquisition of Tau Ordinary Shares in respect of which Acceptances are Not Received"; (ii) a beneficial owner of Tau Ordinary Shares who disposes of Tau Ordinary Shares on the Automatic Exchange; and (iii) the holding and disposing of Common Shares and Warrants acquired by such beneficial owner pursuant to the Offer who, at all relevant times for the purposes of the application of the Tax Act, (1) deals at arm's length with Tau and the Corporation, (2) is not affiliated with Tau, Dynamite or the Corporation, (3) does not use or hold, and is not deemed to use or hold, Tau Ordinary Shares or Common Shares in connection with carrying on a business in Canada; and (4) is not, and is deemed not to be, resident in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that it is an insurer carry on business in Canada and elsewhere.

Transfer Pursuant to the Offer

A Non-Resident Holder who transfers the Tau Ordinary Shares pursuant to this Offer or otherwise disposes of Tau Ordinary Shares pursuant to certain transactions described in Section 7 of this Circular "Acquisition of Tau Ordinary Shares in Respect of which Acceptances are Not Received" will not be subject to tax under the Tax Act on any capital gain realized on such exchange unless the Tau Ordinary Shares constitute "taxable Canadian property" to the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. **Non-Resident Holders should consult their own tax advisors.**

Acquisition of Tau Ordinary Shares In Respect of Which Acceptances Are Not Received

As described under Section 7 of this Circular, "Acquisition of Tau Ordinary Shares In Respect of which Acceptances are Not Received", the Corporation may, in certain circumstances, acquire Tau Ordinary Shares in respect of which acceptances are not deposited under the Offer pursuant to statutory rights of purchase under the Companies Act 2006. The tax consequences to a Non-Resident Holder of a disposition of Tau Ordinary Shares in such circumstances will generally be as described above under "Holders Not Resident in Canada–Transfer Pursuant to the Offer". Non-Resident Holders whose Tau Ordinary Shares may be so acquired should consult their own tax advisors.

Dividends on Common Shares

Dividends paid or credited on Common Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The Corporation will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Resident Holder.

Disposition of Common Shares

Any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Common Shares will not be subject to tax under the Tax Act unless the Common Shares, are taxable Canadian property to the Non-Resident Holder at the time of the disposition and such gain is not exempt under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Common Share will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that (a) such Common Share is listed on a prescribed stock exchange (as defined in the Tax Act) at that time, (b) the Non-Resident Holder, Persons with whom the Non-Resident Holder does not deal at arm's length, and the Non-Resident Holder together with all such Persons, have not owned more than 25% of the issued shares of any class or series of the capital stock of the Corporation at any time within the 60 month period immediately preceding that time, (c) the Common Shares were not acquired in a tax-deferred transaction pursuant to which the Common Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Holder and (d) the Non-Resident Holder has not elected to have such Common Shares treated as taxable Canadian property.

Even if a Common Share is a taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of such a share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which such Non-Resident Holder is resident. Many of Canada's income tax conventions do not exempt gains on the disposition of shares that derive their value principally from real property situated in Canada. Non-Resident Holders should consult their own income tax advisors in this regard.

In the event that a Common Share is taxable Canadian property to a Non-Resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax convention, the tax consequences described above under "Holders Resident in Canada–Disposition of Common Shares" and "Holders Resident in Canada–Taxation of Capital Gains and Losses" will generally apply, and the holder will be required to file a Canadian income tax return, and report the disposition and any capital gain (or capital loss).

Exercise of Warrants

The tax consequences to a Non-Resident Holder on the exercise of a Warrant to acquire Common Shares will generally be as described under the heading "Holders Resident in Canada–Exercise of Warrants".

Disposition and Expiry of Warrants

Any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Warrants will not be subject to tax under the Tax Act unless the Warrants are taxable Canadian property to the Non-Resident Holder at the time of the disposition and such gain is not exempt under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. Generally, Warrants will be taxable Canadian property to the Non-Resident Holder if the Common Shares that would be acquired by the Non-Resident Holder upon the exercise of the Warrants would be taxable Canadian property to the Non-Resident Holder at that time. Generally, a Common Share will only be taxable Canadian property to a Non-Resident Holder in the circumstances described above under the heading "Holders Not Resident in Canada-Transfer Pursuant to the Offer".

In the event that a Warrant is taxable Canadian property to a Non-Resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax convention, the tax consequences described above under "Holders Resident in Canada–Disposition of Common Shares" and "Holders Resident in Canada–Taxation of Capital Gains and Losses" will generally apply, and the holder will be required to file a Canadian income tax return.

19. Material Changes and Other Information

Except as disclosed elsewhere in the Circular, Dynamite has no information which indicates any material change in the affairs of Tau since the date of the last published interim financial statements of Tau, and Dynamite has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of the Tau Shareholders to accept or reject the Offer.

20. Stock Exchange Listing Applications

The TSXV has conditionally approved the listing of the Common Shares and Warrants to be issued in connection with the Offer, subject to Dynamite fulfilling all of the requirements of the TSXV.

21. Depositary

Dynamite has engaged Computershare Investor Services Inc. to act as depositary for the receipt of certificates in respect of Tau Ordinary Shares and related Letters of Acceptance and Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from Dynamite for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Depositary will be indemnified against certain liabilities and expenses that may arise out of the performance of its obligations as depositary.

No fee or commission is payable by any Tau Shareholder who transmits its Tau Ordinary Shares directly to the Depositary.

Questions and requests for assistance concerning the Offer should be made directly to the Depositary. Additional copies of this document, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from Depositary at the addresses shown on the last page of this document.

22 Legal Matters

Legal matters on behalf of Dynamite will be passed upon by, and the opinion contained under Section 18 of the Circular, "Certain Canadian Federal Income Tax Considerations", has been provided by Cassels Brock & Blackwell LLP, Canadian counsel to Dynamite. As of July 10, 2007, the partners and associates of Cassels Brock & Blackwell LLP owned, directly or indirectly, in aggregate less than 1% of the outstanding Dynamite Common Shares and less than 1% of the outstanding Tau Ordinary Shares.

23. Offerees' Statutory Rights

Securities laws in certain of the provinces and territories of Canada provides securityholders of Tau with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Tau Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

24. Expenses of the Offer

The expenses related to the Offer including depositary and printing expenses and expenses for financial, legal and accounting advice, are estimated in the aggregate to be approximately $650,000.

25. Directors' Approval

The contents of the Offer and the Circular have been approved and the sending thereof to the Tau Shareholders has been authorized by the board of directors of Dynamite.

CONSENT OF CASSELS BROCK & BLACKWELL LLP

TO: **THE DIRECTORS OF DYNAMITE RESOURCES LTD.**

AND TO: **THE DIRECTORS OF 6803725 CANADA INC.**

We hereby consent to the reference to our opinion contained under "Certain Canadian Federal Income Tax Considerations" in Section 18 of the Circular accompanying the Offer dated July 10, 2007 made by Dynamite Resources Ltd. and 6803725 Canada Inc., to the holders of ordinary shares of Tau Mining Limited.

(Signed) CASSELS BROCK & BLACKWELL LLP

Toronto, Ontario
July 10, 2007

AUDITORS' CONSENT

We have read the offering circular (the "Offering Circular") relating to the offer by Dynamite Resources Ltd. ("Dynamite") and 6803725 Canada Inc. (formerly Tau Finance Inc.) to purchase all of the issued and to be issued ordinary shares of Tau Mining Limited. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the Offering Circular of our report to the board of directors of Tau Finance Inc. on the opening balance sheet of Tau Finance Corp. as at June 1, 2007. Our report is dated July 6, 2007.

We consent to the inclusion in the Offering Circular of our compilation report dated July 9, 2007 to the directors of Dynamite accompanying the unaudited pro forma consolidated balance sheet of Dynamite as at April 30, 2007 and the unaudited pro forma consolidated statements of operations of Dynamite for the nine months ended April 30, 2007 and the year ended July 31, 2006.

"MCGOVERN, HURLEY, CUNNINGHAM LLP"

Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
July 10, 2007

CONSENT OF MACKAY LLP

We have read the Offering Circular with respect to the Arrangement involving Dynamite Resources Ltd. ("Dynamite") and Finco. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation in the Offering Circular of our reports to the shareholders of Dynamite on the consolidated balance sheets of Dynamite as at July 31, 2006 and 2005 and December 31, 2004 and the consolidated statements of operations and deficit, cash flows and deferred exploration costs for year ended July 31, 2006, the seven months ended July 31, 2005 and for the period from incorporation of Dynamite on April 19, 2004 to December 31, 2004. Our reports are dated October 25, 2006 and November 28, 2005.

"MACKAY LLP"

Chartered Accountants

Vancouver, Canada

July 10, 2007

AUDITORS' CONSENT

We have read the Offering Circular relating to the offer of Dynamite Resources Ltd. (and 6803725 Canada Inc.) to purchase all of the issued and to be issued ordinary shares of Tau Mining Limited ("Tau"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the inclusion in the Offering Circular of our report to the shareholders of Tau of the balance sheets of Tau as at March 31, 2007 and the consolidated profit and loss account and cash flow statement for the period ended March 31, 2007.

London, England

"GROVES AND PARTNERS"

July 10, 2007

Groves and Partners
Chartered Accountants

(This page has been left blank intentionally.)

SCHEDULE "A"
DYNAMITE RESOURCES LTD.

DYNAMITE RESOURCES LTD.

The following information is presented on (i) a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Dynamite and its subsidiaries; and (ii) a post-Arrangement basis. See "Dynamite Resources Ltd. – Post Arrangement" below.

Unless otherwise defined herein, all capitalized terms have the meaning ascribed thereto as in the information circular of Dynamite Resources Ltd. dated July 10, 2007 (the "**Information Circular**"), a copy of which is available on SEDAR at www.sedar.com.

NAME AND INCORPORATION

Dynamite (formerly Bashaw Capital Corp.) was incorporated on December 13, 2004 pursuant to the CBCA. On June 3, 2005, 0727189 B.C. Ltd. (formerly Dynamite Resources Ltd.) ("**0727189**") completed a Qualifying Transaction with Bashaw Capital Corp. ("**Bashaw**") pursuant to which Bashaw acquired all of the issued and outstanding shares of 0727189 by way of a three-cornered amalgamation. On March 27, 2006, Bashaw Capital Corp. changed its name to Dynamite Resources Ltd.

Dynamite's registered and records office is located at Suite 805, 65 Queen Street, Toronto, Ontario, M5H 2M5 and its head office and principal place of business is located at Suite 820, 65 Queen Street West, Toronto, Ontario, M5H 2M5. Dynamite is a publicly traded mineral exploration company trading on the TSXV under the symbol "DNR".

INTERCORPORATE RELATIONSHIPS

Dynamite is the sole owner of 100% of the issued and outstanding common shares in the capital of Finco and 0727189 . Dynamite has no subsidiaries other than Finco and 0727189.

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

On June 8, 2005, Bashaw successfully completed its initial public offering of 1,250,000 shares as a capital pool company for gross proceeds of $312,500.

On June 13, 2005, Bashaw successfully completed the acquisition of all of the 9,550,000 Common Shares of 0727189 and all of the outstanding 4,000,000 warrants of 0727189 by way of a "three cornered amalgamation" with 0727189 and a wholly owned subsidiary of Bashaw. Effective March 27, 2006, Bashaw changed its name to "Dynamite Resources Ltd."

On June 14, 2006 Dynamite closed a $1,300,000 private placement of a total of 2,500,000 ordinary units and 2,500,000 flow-through units, each priced at $0.26 per unit. Each ordinary unit consisted of one Dynamite Common Share and one Dynamite Common Share purchase warrant, with each Dynamite Common Share purchase warrant entitling the holder to purchase one additional Dynamite Common Share until June 2, 2008, at a price of $0.335. Each flow-through unit consisted of one flow-through Dynamite Common Share and one Dynamite Common Share purchase warrant, with each warrant entitling the holder to purchase one additional Dynamite Common Share until June 2, 2008, also at a price of $0.335.

On March 7, 2007, Dynamite announced the acquisition of a Silver-Gold property covering 19 square miles in Manitoba from W.S. Ferreira Ltd. ("**Ferreira**"). The property is located 120 km south east of the town of Wabowden, Manitoba on the Echimamish River. In order to acquire a 100% interest in the property, Dynamite is required to spend a total of $1,000,000 in exploration over four years, with a minimum of $250,000 to be spent in each of the four years following the execution of the definitive agreement. Additionally, Dynamite is required to make cash payments totaling $320,000 and to issue 600,000 Common Shares to W.S. Ferreira Ltd. over a three year period ($20,000 and 100,000 Dynamite Common Shares on execution of a definitive agreement). Ferreira, an arm's length party to Dynamite, will retain a 2% net smelter return royalty ("N.S.R.") on the property, with Dynamite having the option at any time to purchase 50% of the N.S.R. by making a cash payment of $1,000,000 to Ferreira.

On March 26, 2007, Dynamite completed a private placement financing in connection with which it issued 10,000,000 units priced at $0.20 per unit for total gross proceeds of $2,000,000. Each unit consisted of one Dynamite Common Share and one Dynamite Common Share purchase warrant. Each warrant entitles the holder to purchase one Dynamite Common Share at a price of $0.25 until March 26, 2009. Each of the Dynamite Common Shares and warrants comprising the units are subject to a hold period that will expire on July 27, 2007.

On April 23, 2007, Dynamite announced the signing of a letter agreement (the "**Letter Agreement**") with Set Management Ltd. ("**SetMan**") pursuant to which it agreed to assume all of the rights, interests & obligations owned by SetMan under its binding term sheet (the "**Binding Term Sheet**") with WCP Resources Ltd. ("**WCP**") regarding the Lake Torrens IOGCU Project (the "**Lake Torrens Project**"). See "IOGCU Project" below.

On May 24, 2007, Dynamite announced that it had entered into a letter of intent with Tau in regard to the Arrangement.

Subscription Receipt Financing

On June 14, 2007, Finco completed a subscription receipt financing. A total of 56,250,000 subscription receipts ("**Subscription Receipts**") were issued at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to Finco of $45,000,000. Each Subscription Receipt will entitle the holder to acquire one Finco Common Share and one Finco Warrant without payment of any further consideration upon the satisfaction of the Release Conditions (as defined below). The opening audited balance sheet as at June 1, 2007 of Finco is attached hereto as Schedule "J".

The gross proceeds of the offering less the estimated out-of-pocket costs and expenses of the underwriters are being held in escrow and will be released to Finco upon satisfaction of the following conditions (the "**Release Conditions**"):

(i) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement) have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by Finco or Dynamite without the consent of Orion Securities Inc.) such that the Finco Common Shares and Finco Warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into Common Shares and Warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(ii) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau.

NARRATIVE DESCRIPTION OF THE BUSINESS

Dynamite is a development stage company incorporated under the laws of Canada and is primarily engaged in the acquisition, exploration and development of mineral properties. Dynamite currently does not have any employees.

The Lake Torrens Project

Binding Term Sheet and Letter Agreement

The Lake Torrens Project adjoins BHP Billiton Limited's world-class Olympic Dam mine at Roxby Downs in the Stuart Shelf region of South Australia. The Lake Torrens Project's ironoxide – copper – gold – uranium ('IOCGU') showings occur within 8 granted exploration licenses covering 2,761 km^2.

Under the terms of the Binding Term Sheet, SetMan has the right to earn up to 50% of WCP's interest in the Lake Torrens Project. WCP has a joint venture with Tasman Resources Limited ("**Tasman**") on the Lake Torrens Project. WCP has the right to earn 65% of the IOGCU Project, as governed by the Lake Torrens Farmin and Joint Venture Agreement with Tasman ("**Lake Torrens JV Agreement**"), by incurring expenditures of AUD $6.5 million on the Lake Torrens Project. Through the Binding Term Sheet, SetMan has agreed to fund the AUD $6.5 million expenditure, in exchange for 50% of WCP's interest in the Lake Torrens Project. SetMan has a call option to increase its overall ownership of the Lake Torrens Project to 51% at a predetermined payment amount.

Pursuant to the Letter Agreement, Dynamite has agreed to assume all of SetMan's rights, interests and obligations under the Binding Term Sheet. The consideration payable by Dynamite to SetMan is AUD $100,000 and the grant of a 2.5% net smelter royalty on the Lake Torrens Project. This includes the reimbursement of a AUD $50,000 option fee paid on behalf of SetMan to WCP. WCP owns 25% of SetMan and is entitled to 25% of the consideration being paid by Dynamite to SetMan. Dynamite's expenditure on the Lake Torrens Project will be a minimum of AUD $6.5 million over the next 5 years as it proceeds on a year on year basis. No interest will be earned by Dynamite unless and until it spends at least AUD $3.25 million on the Lake Torrens Project. At that stage, Dynamite will have earned a 25% interest in WCP's Project Interest, and thereafter will earn a further 7.7% of WCP's Project Interest for each additional AUD $1,000,000 of expenditures or part thereof. WCP's rights are limited to the Lake Torrens targets and it will have no rights to sediment hosted mineralisation in the tenements. The transaction is subject to the completion of formal agreements. The transfer to Dynamite will be subject to, among other things, Dynamite's satisfactory completion of its due diligence review, and receipt of requisite regulatory (including the TSXV) approvals.

Once Dynamite has fully funded the AUD $6.5 million expenditure requirement, WCP will grant to Dynamite a call option to increase its interest in the Lake Torrens Project to 51% overall by paying to WCP (at WCP's election) either AUD $70 million in cash or AUD $20 million in cash and sole funding WCP's obligations under the Lake Torrens JV Agreement with Tasman until commercial production is achieved.

The Binding Term Sheet also provides that:

1. the payment to WCP of $200,000 on the settlement of the transfer from SetMan to Dynamite, which is to be used for exploration activities on the Lake Torrens Project;

2. WCP shareholders will have the right to participate in up to 30% of Dynamite's next public fundraising; and

3. WCP being able to appoint one director to Dynamite's Board.

The Lake Torrens JV Agreement will remain in force in all respects. The provisions of the Lake Torrens JV Agreement will prevail over any inconsistent provisions in Binding Term Sheet or subsequent formal documentation to the extent of any inconsistency. A 7,000 metres drilling program commenced July 5, 2007.

Lake Torrens Technical Report

GeoRes ("**GeoRes**") was retained by Dynamite to prepare a technical report (the "**Lake Torrens Technical Report**") summarizing various exploration data generated for the Lake Torrens Project in the central part of the Australian state of South Australia. The Lake Torrens Technical Report, dated June 21, 2007 and entitled "Lake Torrens IOCG(U) Project – Technical Report" was prepared by Robin Rankin who is an independent and "qualified person" within the meaning of NP 43-101.

The information in the sections below is summarized or extracted from the Lake Torrens Technical Report. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Lake Torrens Technical Report, which is available on SEDAR. GeoRes has given its consent for use of the Lake Torrens Technical Report and statements of results and opinions therein as presented in this Schedule "A".

Property Description and Location

a. Area and Location

The total surface area of the Lake Torrens Project Properties (the "**Lake Torrens Project Properties**") constituting the project (and individually detailed below) is approximately 4,312 km^2.

The Lake Torrens Project is located around the north western end of Lake Torrens in South Australia. It consists of a package of ten exploration properties. These are centered on and arranged immediately around and adjacent to the western, northern and north eastern sides of the large Olympic Dam copper gold mine and its surrounding tenements (owned and operated by BHP Billiton). The inner boundaries are approximately 20km from Olympic Dam, which in turn is 6km north of the small town of Roxby Downs. Andamooka, the other town in the immediate region, lies approximately 30km to the east of Roxby Downs, just outside the properties.

b. Property Tenure

The Lake Torrens Project consists of a package of ten mineral exploration properties, identified by unique Exploration Licence ("**EL**") numbers. The following Table lists the current project property EL details. These details were independently supplied by Hetherington Exploration & Mining Title Services Pty Ltd, as extracted from the South Australian data query service ("**SARIG**").

Property ELs					
EL	**Area (km^2)**	**Granted**	**Expiry**	**Licensee**	**Operator**
2989	873	25/7/2002	24/7/2007	Tasman Resources	Tasman Resources
3109	244	24/7/2003	23/7/2007	Tasman Resources	Tasman Resources
3140	440	15/10/2003	14/10/2007	Tasman Resources	Tasman Resources
3174	363	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3175	12	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3177	402	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3209	1,298	11/5/2004	10/5/2007	Tasman Resources	Tasman Resources
3261	160	14/10/2004	13/10/2007	Tasman Resources	Tasman Resources
3449	47	15/11/2005	14/11/2007	Tasman Resources	Tasman Resources
3634	473	9/10/2006	18/10/2007	Tasman Resources	Tasman Resources

c. Title

All Lake Torrens Project mineral exploration property ELs are held 100% by Perth (WA) based Tasman.

Neither the exploration title owners nor their joint venturers hold any surface rights above the mineral properties. These remain with the pastoralists currently occupying the area.

The Mining Act mandates that to retain EL ownership exploration be carried out (with a specified monetary expenditure) on an annual basis, and that the EL area be reduced (partly relinquished) annually by a specified or negotiated percentage. On surface access the Mining Act provides fully for free access to the properties by EL holders, providing the mostly environmental EL conditions are met. Here the Lake Torrens Project Properties fall within an amalgamated expenditure agreement ("**AEA**") between Tasman and PIRSA, first approved on 25th September, 2003. The fourth renewal (AEA 2006) was done on 28th of August 2006. On relinquishment it agrees that two current joint ventures over distinctly different parts of the properties mitigate the reduction, and it proposed 10%. Tasman is currently in negotiation with PIRSA over the 2007 AEA extension to 31st December 2007. Tasman's request for the AEA for current calendar year 2007 is for:

- Expenditure of AUD$950,000. This would maintain their spending at 10% above the required cumulative total.

- Relinquishment of 5% of the combined property area to allow current programs to go ahead.
- General EL conditions require half yearly summary reports and annual detailed reports be submitted to the Director of Mines. A recent letter from PIRSA indicates that many of these reports are currently due.

Several of the ELs would currently be expired. However, Tasman maintains that this is not the case as they believe that they remain current and that their extensions are currently being processed by PIRSA.

d. Agreements and Encumbrances

Aboriginal Claims: A specific encumbrance or notification deriving from the EL is that the EL confers no rights to operate on "native title land". Several overlapping Aboriginal title claims exist over the on the area. Tasman has amicable Part 9B agreements with the majority of them. These generally oblige Tasman to consult with the groups about planned activities. The groups are:

- Barngarla Native Title Claimants (signed 14/5/2002).
- Arabunna People's Native Title Claim.
- Kokatha Native Title Claimants.
- Adnyamathanha.
- Kuyani.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

a. Surface Topography, Elevation, and Vegetation

The surface topography of the whole region containing the properties is one of an almost flat plain. It is broken only by very small jumps in elevation along escarpments to slightly higher pavements (geologically layer driven). A typical escarpment measured by GPS was of the order of 25m high. The flatness is illustrated by the maximum measured elevation difference over 30km being only ~50m. Occasional low ridges mark slightly more resistant underlying rocks. Across the flattest lowest plains is a set of low parallel wind-blown sand dunes, orientated approximately east west. Spacing between the dunes is typically several hundreds of metres. It is presumed that in the western parts these dunes appear to overly a older set of north south oriented dune-like features.

This part of central South Australia north of the Spencer Gulf is one of very low elevation above sea level, characterised by internal drainage to enormous flat pans. Some of these pans are below sea level by some tens of metres. The mean elevation over the property EL 3209, measured by GPS during the visit, was ~85m above sea level. The maximum was 124m, the lowest 67m. This ~50m range was over 30km horizontally.

Vegetation in the project region is characteristic of a desert or semi-desert setting. Here the vegetation deals with periodic rainfall interspersed with much longer dry or drought periods. Vegetation is sparse, ranging from flat plains with scattered low shrubs only to slightly hillier areas containing mixed shrubs and small trees. The dunes are marked by better established small trees. During the visit there was little or no grass cover observed.

b. Access

Access to the Lake Torrens Project Properties is principally from the local town of Roxby Downs. Access to the Lake Torrens Project Properties from Roxby Downs is via unsealed roads or farm tracks. Crossing the centre of the area is a well formed dirt road, the Borefield Road, put in by the Olympic Dam mine. Farm tracks leading of it are random and sporadic, and fence lines may also serve as tracks. Where tracks cross sand dunes it would frequently be necessary to utilise vehicle four wheel drive. Tracks used for moving heavy vehicles, such as drilling rigs, require the placement of heavier clay materials on dune crossings.

c. Population Centers and Transport

The closest population centres to the Lake Torrens Project Properties are the small towns of Roxby Downs and Andamooka. The older town of Andamooka is some 30km east of Roxby Downs. The Olympic Dam mine has reinvigorated Roxby Downs. Roxby Downs is some 26km south of the southern boundary of the central property EL 3209, and Andamooka is approximately 5km south west of the south eastern corner of the same property. The large regional population centre of Port Augusta, at the top of the Spencer Gulf, is some 240 km to the south south east of Roxby Downs.

Transportation to Roxby Downs is available by road or air. Rail access is available to the next town to the south, Woomera. Road access to Roxby Downs is from the regional centre of Port Augusta at the top of the Spencer Gulf. It is reached via sealed road from Woomera and then by sealed highway (the Stuart Highway leading to the Northern Territory) from Port Augusta. Adelaide, the capital of South Australia, is some 320 km further south of Port Augusta. Access by air to Roxby Downs is well provided for by an all weather sealed airstrip at the Olympic Dam village 6km north of Roxby Downs. Commercial flights operate daily to Olympic Dam from Adelaide.

d. Climate and Operating Season

Climate details were obtained from the Bureau of Meteorology for the town of Andamooka. They represent average measurements gained over the last 40 years. Climate at the properties is characteristic of a semi-desert, and is seasonal. Summer is very hot, with mean maximums from November to March above 30°C and minimums in the same period about 20°C. In winter the days are temperate, with mean maximums of approximately 20°C from June to August, but the nights are cold, with minimums in the same period of approximately 8°C.

The traditional exploration operating seasons in Australia largely correlate with the cooler months where maximums are less than 30°C. At this project temperature would give an approximately 8 month long comfortable operating period form April to November. However with the low humidity all year it would be possible to operate all year. Rainfall does not appear to play a part here as it is too low. Heavy rainfall events are expected to occur sporadically, and would stop operation for a number of weeks afterwards. The nearby Olympic Dam mine operates all year.

e. Surface Rights, Power, Water, Personnel, Tailing Storage Areas, Heap Leach Pads, and Processing Plant Sites

It is not known what mining rights extend from exploration licence rights. It is known that they are not sufficient in themselves for mining operations, with the usual route to mining being to secure a mining lease title over a specific deposit.

Electrical power is available from the national grid network to the Olympic Dam mine and to Roxby Downs, the nearest locations to the properties. With the easy nature of the topography it is believed that an overland power line would be simple to erect from those locations to the properties. It is not know what encumbrances or capacity may apply to the electricity supply to Olympic Dam and Roxby Downs.

There is no nearby surface supplies of water to the Lake Torrens Project Properties. It is not known what water the nearby Olympic Dam mine relies on. However it is known that the mine has an installed water bore field available to it – derived from wells sunk along the Borefield Road that traverses several of the properties. It is not known what access there might be to water from these wells.

The region is extremely sparsely populated, and therefore it is unlikely that many local personnel would be available to a mining operation. The nearby Olympic Dam mine has brought in many of its own personnel, either on a FIFO basis or to be housed in their own village. The need to attract semi-residential mining personnel is very common under current Australian mining conditions, with the ease of this largely determined by remuneration levels. It is known that local accommodation is extremely tight, given that Olympic Dam itself is in an expansive phase.

The limited current use of land would imply that there would be very little problem with availability of surface space for tailings dam storage. The area's flat topography does not provide for any valleys that could form tailings dams. Consequently all or most dam walls would have to be constructed up from surface.

The limited current use of land would imply that there would be very little problem with availability of surface space for heap leach pads.

The limited current use of land would imply that there would be very little problem with availability of surface space for processing plant sites.

Property History

History of past mineral exploration and/or extraction is only known from approximately the last three decades. It is believed that there were no exploration or mining activities that would be significant in today's terms on the Lake Torrens Project Properties prior to that time. Maps indicate however that small time fossicking for gems stones, such as opals, did occur in the area.

a. Prior Ownership

A search has not been done to determine past holders of ELs on land subject to the current Lake Torrens Project property titles. However the exploration prior to Tasman's, which provided the incentive to become involved here, was undertaken by the now defunct Western Mining Corporation ("**WMC**"). Their work operated under approximately the same EL regime as today. WMC discovered the Olympic Dam deposit and commenced mining of it. Part of their regional near mine exploration was on land now within the Tasman properties.

b. Results of Previous Work

WMC undertook considerable geophysical surveys in the area, and drilled various deep drill holes on identified targets (one in 1976 in an area visited for this report). Some of these holes constituted individual projects. None were subsequently explored in detail, presumably because the Olympic Dam mine deposit itself was sufficiently large to become the centre of focus.

Geological Setting

In summary the Lake Torrens Project geology is that of a thick (>300m) cover sequence of Stuart Shelf sediments from surface underlain by ancient basement. It is mineralisation in the basement which is the subject of the JV and the Lake Torrens Technical Report. Nowhere in the Lake Torrens Project area does the basement outcrop, and until this Lake Torrens Project very few drill holes had ever intersected it because of its great depth. There are still comparatively very few drill holes. Consequently information on the basement lithologies and their distribution remains very patchy.

a. Regional and Local Geological Setting

The Lake Torrens Project area is located on the north eastern edge of the Achaean Gawler Craton. These early to middle Proterozoic basement rocks are overlain by younger predominantly sedimentary rocks.

The sedimentary rocks in the project area are Adelaidean and Cambrian in age, were deposited flatly in the Adelaide Geosyncline west of the Torrens Hinge Zone (which runs N/S approximately along the western shore of Lake Torrens), and are termed the Stuart Shelf platform rocks. The lowermost of these Adelaidean rocks form the Pandurra Formation. Above these are the Callana Group, then the Burra Group, then the Umberatana Group and finally the Wilpena Group.

The Pandurra Formation is a fluvial red-bed sequence of arenites and argillites with thin but widespread conglomerate lenses. The unit was deposited in a NW/SE trending fault controlled basin across the southern half of the Stuart Shelf. Erosion and glaciation (and perhaps on-going isostatic and structural movements) have resulted in considerable topography on the upper surface of the Pandurra Formation. This unconformity represents a hiatus of approximately 700Ma.

Unconformably overlying the Pandurra Formation and the time-equivalent basement erosion surface is a thick succession of flat-lying Adelaidean sediments.

Sediments of the Callana Group were deposited in non-marine to marginal marine rift valleys. Thick sequences of evaporitic clastics and carbonates followed minor mafic volcanism. The Callana Group hosts many small copper deposits, such as Clara St. Dora and the old Blinman Mine further south. Many of these copper deposits are associated with disrupted and brecciated zones that are thought to be diapirs. Because of its palaeogeographical setting, its numerous small copper deposits, and its similarity to the Copper belt district in Zambia, the Callana Group has been an exploration target for stratiform copper mineralisation for many years.

The overlying Burra Group was also deposited in a rift setting. The most significant base metal sulphide deposit in the Burra Group was the copper mineralisation at the Burra Mine, but there are many other minor copper, gold and lead-zinc occurrences.

The Umberatana Group contains rocks from two major glacial periods and includes a thick marine sequence of partly sulphidic and carbonaceous shales, the Tapley Hill Formation. Many of the gold occurrences in the Flinders ranges occur within the Umberatana Group, predominantly in the eastern part of the Flinders Ranges. The Tapley Hill Formation hosts several small copper deposits, for example at the old Kapunda Mines (65km NNE of Adelaide) and at the Myall Creek prospect on the Stuart Shelf.

The youngest Adelaidean sediments belong to the Wilpena Group, also a marine succession of clastics and carbonates. The Wilpena Group contains few sulphide occurrences with the notable exception of the Bunyeroo Formation, a red shale rich unit that hosts many small copper occurrences.

Following a break, marine sedimentation resumed in the Adelaide Geosyncline during the Cambrian with deposition within the Arrowie Basin. In the northern Flinders Ranges the Andamooka Limestone and its equivalents host leadzinc mineralisation at many locations, notably at the mining centres of Ediacara and Puttapa.

Sedimentation in the Adelaide Geosyncline terminated with the onset of the Cambro-Ordovician Delamerian Orogeny, and rocks affected by this orogeny are referred to as the Delamerian Fold Belt. Both the Adelaide Geosyncline and the Delamerian Fold Belt are bounded to the west by the Torrens Hinge Zone (**"THZ"**). West of the THZ the sediments of the Stuart Shelf are not folded or are only weakly deformed, whereas to the east of the THZ the Adelaide Geosyncline sediments are strongly folded and faulted. During the Delamerian Orogeny many early faults that are thought to have been active during rifting were reactivated and may have played significant roles in the channelling of mineralised solutions. The major Norwest Fault that passes through the Lake Torrens Project is such a structure.

b. Project Geological Setting

The northern part of the Lake Torrens Project area is mostly wide plains underlain by flat-lying Cretaceous sediments. Scattered mesas are capped by Tertiary duricrust. The north-eastern portion contains the wide alluvial systems of Screech Owl Creek and Gregory Creek that both flow northwards into Lake Eyre South. The plains typically contain substantial gibber contents, consisting mainly of Tertiary sandstone and silcrete, but also including some wellrounded pebbles and boulders of Adelaidean quartzite. Longitudinal sand dunes occur in this northern region but are more abundant toward the south, especially south of Mulgaria Homestead where they are the dominant land feature. Within the dune systems are several clay pans of which the largest is Airport Clay pan, site of one of Tasman's geochemical anomalies. On the north-eastern side of the project area, where it encroaches on to the edge of the Willouran Ranges, the topography is hilly with thin soils.

Surface exposures within the Lake Torrens Project area are dominated by sedimentary rocks that were deposited in four broad periods: Quaternary/Tertiary, Mesozoic (the Eromanga Basin), Cambrian (the Arrowie Basin) and Adelaidean (the Adelaide Geosyncline and Stuart Shelf).

None of the metamorphic and igneous basement rocks that characterise the Gawler Craton are exposed in the Lake Torrens Project area. Prior to the WMC drilling no drill hole had ever penetrated basement in the project area. At Olympic Dam the thickness of the cover sequence over the Gawler Craton rocks is approximately 300m. Within the project area it is known from records of old drill holes within EL 2594 (just north and east of Olympic Dam) that the depth to the Gawler Craton basement varies from 424m to >1,450m. Geophysical modelling by the Department of Mines and Energy (1982) showed the interpreted depth to magnetic basement within the Lake Torrens Project as exceeding 4.0km.

Mineralization

a. Historical Basement Mineralization

Known IOCGU type mineralisation in the basement rocks in the project region (but not within the Lake Torrens Project Properties) occurs at:

- Olympic Dam – producing mine – 20km south of EL 3209.
- Acropolis – prospect – ~40km south of Olympic Dam.
- Wirda Well – prospect – ~40km south of Olympic Dam.
- Snake Gully – prospect.
- Todd's Dam – prospect.

b. Current Project Basement Mineralisation

Mineralisation has been detected in a number of drill holes within the property boundaries. These holes were drilled by WMC and Tasman. They are reported here by the prospect names used by Tasman.

Geological lithological classifications where available are probably suspect, and are not consistent over time and company. The geological controls are not given because they were either unknown or speculative. Only intersection lengths and depths are recorded. No detail on width and continuity are given because correlation between holes is not feasible through the paucity of holes and geological understanding.

Although detailed hole logs are available time constraints have precluded detailed study to determine the mineralisation type, character or distribution. The lithological differences between holes are great – and thus mineralisation types may well be distinct in each.

A feature which was being explored for was brecciation and iron content, and both of these features were observed in places.

Exploration

Exploration described here relates only to the JV objective and limitation of finding IOCGU deposits in the basement. Therefore it does not report any of the exploration which has been carried out in the shallower cover rocks looking for MVT deposits.

a. Prospects

Both recent explorers, WMC and Tasman, classified certain area of the Lake Torrens Project Properties into named prospects. This naming was used by both to report activities and results. The prospects were:

- Titan (known by WMC as Bopeechee).
- Marathon South.
- Zeus.
- Vulcan.
- Atlas.

Drilling

The drill holes were all geologically logged at the time they were drilled. Only sub-sections of the holes were selected for assaying – virtually exclusively the basement rocks.

a. Previous Drilling

Various companies (Asarco (Australia) Pty Ltd, Endeavour Oil Co. NL, SA Mines Dept, Amoco Minerals Australia Co. and ETSA) drilled shallow holes for near surface targets between 1970 and 1998. Some of them (Amoco), and others (Western Mining Corp. Ltd and Phelps Dodge Australasia Inc) drilled deep holes in the same period.

b. Current Drilling

All holes were drilled vertically. The holes were initially drilled in the sediments using percussion. Thereafter they were drilled using diamond bit coring, firstly at HQ diameter and then at NQ diameter. Holes were mostly down hole surveyed. Hole locations were selected and picked up in the field by GPS alone.

c. Drilling Results

All holes were geologically logged to evaluate their similarity to the Olympic Dam IOCGU exploration model. Lithologies varied widely, but many of the holes contained some of the necessary brecciation, alteration, haematite and magnetite constituents, and granitic and volcanic associations.

All basement intersections were also assayed. Only intersection lengths and depths are recorded. Mineralisation was subdued. Because clear mineralisation zones were not present there was no attempt to define mineralisation orientations, and these are unknown. Consequently there is no relationship known between the measured vertical thickness and true thickness of mineralisation. No detail on width and continuity are given because exact correlation between holes is not feasible through the paucity of holes and geological understanding.

The results of the drilling are overall ones. At Titan the decreasing hole grades in some of the exploration directions followed in the past, when combined with a better understanding of the geophysics, give rise to new positive reasons to drill in some nearby alternative spots. In any event the rock types and some mineralisation strongly point to the possibility of an IOCGU deposit in the immediate vicinity.

Sampling Method and Approach

a. Sampling Method

Drill cuttings from the percussion drilling (in the sediments) were simply bagged (plastic) on site and left on the ground in rows for logging. These were only extremely rarely sampled, and it is not know the method although it was likely only as a grab sample from the bag.

Full core runs were laid out in core boxes by the drillers, who also did the depth marking. It was geologically logged on site, and depths noted for sampling. The core boxes were then sealed, transported to a transport business in Roxby Downs, which in turn transported them to Challenger Geological Services in Adelaide ("**Challenger**").

Core of non-basement rocks was left in the field. It is not clear whether basement intersections which were not to be sampled were also left on site.

b. Accuracy Factors

It is not known if any drilling factors existed which would have impacted negatively on the accuracy or reliability of results.

Recovery was good where it was logged – but not all holes appear to have had recovery measured.

c. Quality of Samples

GeoRes could not comment on sample quality because only a sub-set of the predominant sample source, the core, was viewed by GeoRes.

GeoRes did conclude that the core viewed at Challenger was of high quality. Although fractures were evident the core appeared continuous, without any grinding etc in the tubes, and core loss was assumed to have been negligible.

In the sections specified the sampling of the core was continuous, and would therefore have been representative. The ratio of specified sampling section lengths to hole lengths is not known.

Although the geological logs have not been read in detail there was no impression of water flows in the holes – which could have had a material impact on recovery.

d. Sampling Interval

The sampled intervals were selected purely on geological logging. The procedure was effectively to only sample basement rocks, and then only rocks exhibiting either alteration, brecciation, iron minerals, veining or obvious sulphide mineralisation.

The sampled intervals were generally very long and continuous. It appears that it was not possible to identify high grade intersection with accuracy (because the overall tenor was low), and therefore bias was reduced.

e. Data Verification

Property EL details were independently verified, and summaries supplied, by Hetherington Exploration & Mining Title Services Pty Ltd, as extracted from the South Australian data query service SARIG.

In addition they requested for PIRSA to directly provide a statement of the title standing. All titles were found to be in good order, and the necessary steps were in train to process outstanding renewals.

PIRSA also supplied copies of all ELs.

The author of the Lake Torrens Technical Report viewed many, if not most, originals of data and reports in Tasman's offices in Perth, WA. This included sighting a representative number of original:

- Reports to PIRSA
- Internal reports
- EL certificates
- Sample despatch sheets
- Sample number logs
- Laboratory assay sheets
- Drill hole log sheets
- Geophysical reports

The author of the Lake Torrens Technical Report verified during a site visit that boundaries of the central EL 3209 would be correct by cross- checking coordinates of localities in or around the EL. This was done with the aid of a GPS to determine coordinates in the field, the EL map, topographic base maps, and Google Earth.

The author of the Lake Torrens Technical Report verified during a site visit to Titan and Marathon South prospects that reported drill hole actually existed and that their locations were correct.

The author of the Lake Torrens Technical Report verified core, core sampling, handling and storage during a visit to Challenger's workshops and storage in Adelaide, SA.

Core boxes and core from one hole from Titan and one from Marathon South were sighted. The markings and names were checked against digital logs of the holes.

Furthermore a proportion of core boxes from Titan hole TI002 were laid out to sight the core. A photographic record was made.

Finally a few samples from this hole's core was sampled, thin sections cut, and analysed by the accompanying geological consultant.

Limitations of the verifications here are:

- No standard, blank or duplicate assaying was done.
- No repeat assaying has been done here
- The security of transporting the samples cannot be verified.

Security of Samples

According to Tasman all sample preparation for Tasman samples was conducted by Challenger in Adelaide, South Australia.

a. Sampling Interval

It is understood that Challenger personnel performed all sample preparation work, and that no Challenger personnel have any links to Tasman.

b. Sampling Preparation Method

Virtually all samples delivered to Challenger were drill core. Sample preparation involved splitting the core lengthways with a diamond saw. From the visit to Challenger it was sent that the core was placed in a slotted metal tube for cutting. The tube was shorter than a core box, which would have necessitated breaking core lengths to fit.

Tasman specified the intervals to sample in a despatch sheet written up on site. This sheet recorded dispatch numbers and the depths. All core over the intervals was split.

Tasman also specified the lengths of core to be individually assayed. These lengths were equal. Sample numbers were given to the individual sample for assay. It is not known how the core for analysis was treated of bagged after splitting. Challenger then sent an advice back to Tasman linking the sample depth intervals with sample numbers.

Over time Tasman's core splitting instruction changed, and they also changed for different lithologies. The basement core was generally split in half, and 1m or 2m intervals used. Some core thought to be less mineralized only had a third sliced of, and longer lengths 35m composited for assay. Some apparently barren long intervals were sample by shaving off small fillets along the core.

Tasman's despatch sheets also specified the laboratory methods and elements for Challenger to instruct the assay laboratory to use. Initially the assay laboratory used was Amdel in Adelaide, South Australia. Subsequently Tasman switched assaying to Genalysis in Adelaide, South Australia. Both laboratories are NATA (National Association of Testing Authorities. Australia) certified.

Preparation of the core sample for analysis was undertaken by the assay laboratories.

It is not known how the very small number of percussion chip samples were prepared for assay.

c. Sampling Preparation Quality Control

It is not known what quality control measures have been undertaken by Challenger or the assay labs.

On check assays it is known that Tasman undertook very little sample checking, and had no routine system of blanks, duplicates or standards. Tasman did re-assay some material (of WMC), but it is not known if the results were correlated with the original assays.

It is known that the assay laboratories performed their own checks during the assay process, but it is unclear if these results were routinely, or ever, relayed back to Tasman.

Sample pulps and rejects were not routinely retained.

d. Adequacy of Sample Preparation

The author of the Lake Torrens Technical Report is of the opinion that the sample preparation was adequate, considering that the number of holes was limited and comparatively short intervals were sampled. Challengers operations appeared sound and methodical, with an understanding of the issues. The company appears to have a wide client base, including PIRSA. The author of the Lake Torrens Technical Report is also of the opinion that the assay laboratory analytical procedures would be sound. Both companies are well known and patronised. However the author of the Lake Torrens Technical Report is not convinced of the soundness of the varying proportions of core cut for assaying, nor the variation of composite lengths. In addition the core appeared not to be cut at lithological boundaries.

The author of the Lake Torrens Technical Report could not comment on the security of the samples, either en route from the drill pad to Challenger, at Challenger, en route to the assay laboratories, or at the assay laboratories.

Interpretations

e. Project Potential & The Geological Model

In terms of deposit setting this project is undoubtedly in a promising geological location. It is close to a world class copper, gold and uranium mine, and there are other examples of the deposit type in the area. Regional geophysical work indicates that the properties are optimally located.

In terms of exploration history setting this project is still fresh in terms of past exploration. Little exploration for any minerals has been done in the area, and as the deposit type is relatively new so the amount of exploration done for them specifically is even more limited. Both of these factors reduce the probability that Olympic Dam is the only deposit of its type in the area.

In terms of IOCGU geological model, and notwithstanding the deposit type's newness, there are clear enough concepts of IOCGU deposits to construct a plausible geological model, based initially on geophysics, for exploration here.

f. Targets Identified

The geological model employed has provided the Project with multiple exploration targets from the existing geophysics. The tenor of regional gravity and magnetics within the property area indicate that others could be identified as models are refined.

g. Physical Setting

The physical settings of the Project are amenable to exploration. Although the location is regarded as remote the communication and transportation links to the area are good. The topography and climate present a moderate exploration environment.

h. Exploration Methods Being Utilised

The geophysical and drilling exploration methods being utilised appear to work well together (evidenced by the results below). The issue which impacts both is the depth of cover, which experience in the area and technique should ameliorate.

i. Results

Results of past exploration can be deduced from logging and sampling of the drill core. Logging has revealed iron rich brecciated basement rocks very much in keeping with the IOCG(U) model. Sampling has periodically indicated copper mineralisation within these rocks. Both of these apparently vindicate the exploration model and methods.

Conclusions

An overall conclusion of past exploration at Lake Torrens is that the model and methods have found positive indications of IOCGU deposits.

At the most advanced prospect, Titan, the logged lithologies, mineralised assay values and the inter-hole assay trends, in conjunction with a re-assessment of the local geophysics, combine for a conclusion that the prospect is very promising. The author was impressed with the textures and sulphides viewed in the core from TI002 at Titan.

Regionally the proximal setting to Olympic Dam, the large area of the properties, and the number of targets already identified, all lead to a conclusion that exploration has a significant prospect of success.

See "Cautionary Note Regarding Forward-Looking Statements" in the Information Circular.

Mike Lake Property

The Mike Lake property (the "**Mike Lake Property**") consists of 258 contiguous, unsurveyed mineral claims. They are located in west-central Yukon, approximately 80 km east-northeast of Dawson City. The Mike Lake Property is roughly centred at latitude 64°18'N and longitude 137°54'W on NTS 116A/04 and 116A/05. The claims were staked under the Yukon Quartz Mining Act and are registered in the Dawson Mining District in the name of Archer Cathro which holds them in trust for Dynamite, subject to terms of an option agreement described below. A full Yukon mineral claim is 20.9 hectares in size but, because of the relatively complex staking history, many of the claims comprising the Mike Lake Property are not full size. Accordingly, the property covers an aggregate area of about 5000 hectares.

The Mike Lake Property is subject to the terms of an option agreement between Dynamite and Mena Resources Inc. ("**Mena**"). Under terms of the agreement, Dynamite can earn a 100% interest, subject to net smelter return (NSR) royalties that apply to different parts of the property. Most of the northern third of the Mike Lake Property is subject to a 2% NSR royalty payable to Barrick Gold Inc. ("**Barrick**") on all mineral production. The remainder is subject to a 2.5% NSR royalty, which is payable to Mena. There is no provision to buy out any part of Barrick's NSR royalty, but 1.5% of Mena's 2.5% NSR royalty can be purchased at any time by Dynamite for $1,000,000, leaving a 1% NSR royalty payable on gold and silver production only. The agreement also requires that Mena transfer registration of the claims to Dynamite or its representative (Archer, Cathro & Associates). The mineral claims comprising the Mike Lake Property can be maintained in good standing beyond current expiry dates by performing approved exploration work to a dollar value of $100 per claim per year.

Exploration work on the Mike Lake Property is subject to the Mining Land Use Regulations of the Yukon Quartz Mining Act, which requires permits prior to performing significant exploration programs. Exploration is currently being conducted under Class III Permit LQ00131, which is valid until August 15, 2009. To the extent known by the Corporation, the Mike Lake Property has no known environmental liabilities as a result of previous mining exploration activities. Streams draining the property make their way to the Klondike River, which in turn drains into the Yukon River. Both the Yukon and Klondike Rivers support andronamous salmon populations.

RISK FACTORS

There are various risks relating to Dynamite, including those described below and those described in Schedule "E" – "Tau Mining Limited" of the Circular and those associated with the Corporation post-arrangement under "Dynamite Resources Limited – Post-Arrangement Risk Factors" below. Tau Shareholders should carefully consider these risk factors, before deciding whether to tender their Tau Ordinary Shares to the Offer.

Exploration, development and mining operations involve a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that commercial quantities of minerals will be discovered on the properties currently held by Dynamite, nor is there any guarantee that Dynamite's exploration programs will yield positive results.

Dilution

Dynamite plans to focus on exploring for minerals and will use its working capital to carry out such exploration. However, Dynamite will require additional funds to further such activities. To obtain such funds, Dynamite may sell additional securities including, but not limited to, Dynamite Common Shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of Dynamite Shareholders.

There is no assurance that additional funding will be available to Dynamite for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that Dynamite will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development.

Exploration and Mining Risks

Resource exploration and development is a speculative business and involves a high degree of risk. There is no certainty that expenditures made by Dynamite in the exploration of the properties described in the Information Circular, the schedules attached thereto or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by Dynamite will be affected by numerous factors beyond the control of Dynamite. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Dynamite not receiving an adequate return on invested capital.

Commodity Prices

Factors beyond Dynamite's control may affect the marketability and price of any ore or minerals discovered at and extracted from Dynamite properties. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond Dynamite's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot be accurately predicted.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Dynamite may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of Dynamite Common Shares.

Dynamite is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and development) has not been generally available to companies within the industry. Dynamite will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Dynamite becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Dynamite has to pay such liabilities and result in bankruptcy. Should Dynamite be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Dynamite is subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Dynamite maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Dynamite could incur significant costs that could have a materially adverse effect upon its financial condition.

Permits and Licenses

Dynamite's operations will require licenses and permits from various governmental authorities. Dynamite anticipates that it will be able to obtain in the future all necessary licenses and permits to carry on its activities, and that it complies in all material respects with the terms of such licenses and permits. However, there can be no guarantee that Dynamite will maintain, at all times, all necessary licenses and permits required to undertake the exploration and development or to place any of their properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Competition

Competition in the mineral exploration business is intense and could adversely affect Dynamite's ability to suitably develop its properties. Dynamite competes with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental Regulations

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which require Dynamite to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the activities of Dynamite. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on Dynamite. Additionally, Dynamite may be subject to liability for pollution or other environmental damages, which they do not insure against.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Dynamite's future operations.

Dependence on Key Personnel

Dynamite's future success and growth depends in part upon the experience of a number of key management personnel. If, for any reason, any one or more of such key personnel do not continue to be active in Dynamite's management, operations and business prospects could be adversely affected.

Title to Dynamite's properties or interests may be disputed

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. There is no guarantee of title to any of Dynamite's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. Dynamite has not definitively surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed. Dynamite may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Political, economic and social conditions may adversely affect Dynamite's or Tau's investments

Dynamite's investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on Dynamite's results of operations and financial condition. Certain areas in which Dynamite may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples which could potentially affect Dynamite's or Tau's projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect Dynamite's or Tau's property interests or restrict its operations. Dynamite's or Tau's mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Statutory and regulatory compliance is complex and may result in delay or curtailment of operations

The current and future operations of Dynamite are governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Dynamite may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Dynamite and cause increases in capital expenditures or require abandonment or delays in exploration.

Dynamite shares may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Dynamite include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Dynamite's share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver, copper, lead or zinc prices. There can be no assurance that continual fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of the Dynamite Common Shares at any given point in time may not accurately reflect Dynamite's long-term value.

Dynamite and Tau subject to risks respecting operations

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although Dynamite expects to carry liability insurance with respect to its mineral exploration operations, Dynamite may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Risks associated with conflicts of interest

Certain of the directors and officers of Dynamite also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Dynamite will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Dynamite and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the *Business Corporations Act* (British Columbia) and other applicable laws.

SELECTED FINANCIAL INFORMATION

Dynamite Annual Financial Information

The financial information set forth in the table below includes the accounts of Dynamite and 0727189 on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada. The selected financial information should be read in conjunction with and is qualified by the audited consolidated financial statements of Dynamite and the notes thereto attached to the Information Circular as Schedule "B".

	For the year ended July 31	**For the seven month Period ended July 31,**	**For the year ended December 31,**
	2006	**2005**	**2004**
	($)	**($)**	**($)**
Revenue	Nil	Nil	Nil
Net loss for the period	(342,158)	(242,159)	(47,551)
Basic and diluted loss per share	(0.03)	(0.03)	(0.02)
Total Assets	4,574,183	3,535,302	853,270
Total Long Term Financial Liabilities	737,915	157,265	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Dynamite Quarterly Financial Information

The consolidated summary of the quarterly financial information of Dynamite below reflects the reverse takeover of Bashaw by 0727189, which occurred on June 13, 2005, wherein Dynamite was identified as the continuing entity for accounting purposes. The following table shows results for the last quarter ending at the most recently completed financial year compared to those from the seven prior quarters.

Quarter ended	Total Revenue ($)	Net Income (Loss) ($)	Net Income (Loss) Per share ($)
July 31, 2006	Nil	(513,307)	(0.01)
April 30, 2006	Nil	221,066	0.02
January 31, 2006	Nil	(17,642)	0.00
October 31, 2005	Nil	(32,275)	0.00
July 31, 2005	Nil	(238,823)	(0.02)
March 31, 2005	Nil	(3,336)	0.00
December 31, 2004	Nil	(37,841)	(0.02)
September 30, 2004	Nil	(9,710)	0.00

Tau Selected Financial Information

The following table sets out selected financial information for Tau, on a consolidated basis, for the periods indicated which is qualified by the more complete information contained in the audited financial statements of Tau for the period ended March 31, 2007, attached hereto as Schedule "F".

	Period from incorporation on February 27, 2006 and ending March 31, 2007 £
Revenue	Nil
Loss for the year before income taxes	2,883,782
Tax on loss	(1,376)
Net Loss for the Period	(2,885,158)
Basic and diluted loss per share	(0.02)

	As at March 31, 2007 £
Total Assets	8,188,255
Total Liabilities	1,469,276
Shareholders Equity	6,718,979
Cash Dividends Declared per Share	Nil

Dynamite Selected Unaudited Pro Forma Financial Information

The following selected unaudited *pro forma* consolidated financial information for Dynamite is based on the assumptions described in the notes to the Dynamite unaudited *pro forma* consolidated financial statements attached to the Information Circular as Schedule "C". These *pro forma* financial statements have been prepared based on the assumption, among other things, that the Arrangement, including the Acquisition, had occurred on August 1, 2005. ***The unaudited pro forma financial statements are not necessarily indicative of Dynamite's consolidated financial position and results from operations if the events reflected therein had been in effect on*** August 1, 2005, ***nor do they purport to project Dynamite's consolidated financial position or results from operations for any future periods.***

The *pro forma* financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement, including the Acquisition. The selected unaudited *pro forma* financial information given below should be read in conjunction with the description of the Arrangement, including the Acquisition, contained in the Information Circular, the unaudited *pro forma* financial statements contained in Schedule "C", the audited and unaudited financial statements of Dynamite and the audited financial statements of Tau in Schedules "B" and "F", respectively.

	Dynamite April 30, 2007 (unaudited) $	**Tau** March 31, 2007 (audited) $	**Pro-Forma** *Adjustments* (unaudited) (Note 2) $	**Pro-Forma Consolidated** April 30, 2007 (unaudited) $
Revenue				
Net loss for the period	1,212,729	2,522,000	–	3,734,729
Basic and diluted loss per share	0.07	–	–	0.03
Total Assets	6,064,961	23,951,000	51,185,556	81,201,517
Total Long Term Financial Liabilities	1,084,675	4,819,000	2,003,556	7,907,231
Cash Dividends Declared per Share	Nil	Nil	–	Nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to Management's Discussion and Analysis ("**MD&A**") for the year ended July 31, 2006 and for the nine month interim period ended April 30, 2007, which form a part hereof and are incorporated by reference herein. Copies of the MD&A is available at www.sedar.com

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Dynamite consists of an unlimited number of Dynamite Common Shares of which 29,515,000 Dynamite Common Shares are issued and outstanding as at July 9, 2007.

Holders of Dynamite Common Shares are entitled to one vote per share at all meetings of Dynamite Shareholders. Holders of Dynamite Common Shares are entitled to receive a pro rata share of the assets of Dynamite available for distribution to holders of Dynamite Common Shares in the event of liquidation, dissolution or winding-up of Dynamite. All Dynamite Common Shares rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Dynamite Common Shares.

DIVIDENDS

Dynamite has not paid any dividends on its Common Shares since incorporation and does not anticipate paying dividends on its Common Shares for the foreseeable future. Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including Dynamite's operating results, financial condition and current and anticipated cash needs.

STOCK OPTION PLAN

Dynamite has adopted a stock option plan (the "**Dynamite Stock Option Plan**") for senior officers, directors, employees and consultants of Dynamite and its subsidiaries and other persons as designated from time to time by the Board of Directors of Dynamite. The Dynamite Stock Option Plan provides for the issuance of stock options exercisable to acquire up to 10% of the number of issued and outstanding Dynamite Common Shares as at the date of grant, subject to standard anti-dilution adjustment. This is a "rolling plan" as the number of Dynamite Common Shares reserved for issuance pursuant to the grant of stock options will increase as Dynamite's issued and outstanding share capital increases. At no time will more than 10% of the number of outstanding Dynamite

Common Shares be subject to grant under the Dynamite Stock Option Plan. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of Dynamite Common Shares in respect of that expired or terminated stock option that have not been exercised shall again be available for grant under the Dynamite Stock Option Plan.

The purpose of the Dynamite Stock Option Plan is to encourage share ownership in Dynamite by senior officers, directors, employees and consultants of Dynamite and its subsidiaries and other persons as designated from time to time by the Board of Directors of Dynamite. The maximum number of Dynamite Common Shares under the Dynamite Stock Option Plan which may be reserved for issuance to any one senior officer, director, employee or consultant of or its subsidiaries and other designated persons as designated from time to time by the Board of Directors of Dynamite is 5% of the number of Dynamite Common Shares outstanding at the time of the grant (calculated on a non-diluted basis and 2% for any consultant of Dynamite). Any shares subject to an option which for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Dynamite Stock Option Plan. The option price of any shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted, less any discount permitted by the policies of the TSXV.

Options granted under the Dynamite Stock Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of Dynamite or its subsidiaries and other designated persons as designated from time to time by the Board of Directors of Dynamite or any of its subsidiaries or ceasing to have a designated relationship with Dynamite, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. Regardless of the reason (other than death), an option holder will have 90 days after his or her termination to exercise their option (30 days if the optionee is engaged in providing investor relations services). The options are non-transferable. The Dynamite Stock Option Plan contains provisions for adjustment in the number of Dynamite Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Dynamite Common Shares, a merger or other relevant changes in Dynamite's capitalization. Subject to shareholder approval in certain circumstances, the Board of Directors of Dynamite may from time to time amend or revise the terms of the Dynamite Stock Option Plan or may terminate the Dynamite Stock Option Plan at any time. The Dynamite Stock Option Plan does not contain any provision for financial assistance by Dynamite in respect of options granted under the Dynamite Stock Option Plan.

CHANGES IN SHARE CAPITAL

From August 1, 2006 to July 9, 2007, Dynamite issued a total of 29,515,000 Dynamite Common Shares through the exercise of director and employee share purchase options. As at July 9, 2007, Dynamite had outstanding share purchase options to purchase up to 2,650,000 Dynamite Common Shares at prices ranging from $0.25 to $0.76 per Dynamite Common Share.

On March 26, 2007, Dynamite completed a private placement of 10,000,000 units at $0.20 per unit for total gross proceeds of $2,000,000. Each unit consisted of one Dynamite Common Share and one common share purchase warrant. Each Dynamite Common Share purchase warrant entitles the holder to purchase one Dynamite Common Share at $0.25 until March 26, 2009.

OPTIONS TO PURCHASE SECURITIES

The table below describes the number of options approved for issuance under the Dynamite Stock Option Plan (as defined below) as at June 30, 2007. See "Stock Option Plan" above.

Options held by	Date Issued	Number of Options outstanding	Exercise Price	Expiration Date
6 executive officers and directors of Dynamite, or their	July 12, 2006	690,000[1]	$0.29	July 12, 2011

Options held by	Date Issued	Number of Options outstanding	Exercise Price	Expiration Date
holding corporations	March 22, 2007	1,360,000[2]	$0.29	March 22, 2012
	April 9, 2007	100,000[3]	$0.76	April 9, 2012
	June 20, 2007	200,000 [3]	$0.69	June 20, 2012
8 consultants of Dynamite	July 12, 2006	150,000[3]	$0.29	July 12, 2011
	March 9, 2007	100,000[4]	$0.25	March 9, 2012
	March 15, 2007	100,000[4]	$0.31	March 12, 2012
	March 22, 2007	100,000[3]	$0.55	March 22, 2012
	April 9, 2007	50,000[3]	$0.76	April 9, 2012
	June 20, 2007	50,000[3]	$0.69	June 20, 2012

Note:

(1) 200,000 of the options vest in eight (8) equal amounts on a quarterly basis over a two (2) year period. The remaining 490,000 options vest immediately and are subject to a statutory four (4) month hold period.

(2) 100,000 of the options vest in eight (8) equal amounts on a quarterly basis over a two (2) year period. The remaining 1,260,000 options vest immediately and are subject to a statutory four (4) month hold period.

(3) The options vest immediately and are subject to a statutory four (4) month hold period.

(4) The options vest in eight (8) equal amounts on a quarterly basis over a two (2) year period.

PRIOR SALES

On March 26, 2007, Dynamite completed a private placement financing through the issuance of 10,000,000 units priced at $0.20 per unit for total gross proceeds of $2,000,000. Each unit consisted of one Dynamite Common Share and one Dynamite Common Share purchase warrant. Each warrant entitles the holder to purchase one Dynamite Common Share at a price of $0.25 until March 26, 2009. Each of the Dynamite Common Shares and warrants comprising the units are subject to a hold period that will expire on July 27, 2007.

Since August 1, 2006, 2,505,000 Dynamite Common Shares have been issued upon the exercise of 2,230,000 Dynamite Warrants and 275,000 Dynamite Options.

TRADING PRICE AND VOLUME

The Dynamite Common Shares are listed and posted for trading on the TSXV under the symbol "DNR". The following tables set forth information relating to the trading of the Dynamite Common Shares on the TSXV for the months indicated:

TSXV

	Sales Price ($)		Average Daily Volume
	Low	High	
July 2007 (to July 9, 2007)	$0.67	$0.79	17,200
June 2007	$0.60	$0.93	158,438
May, 2007	$0.70	$0.93	126,336
April, 2007	$0.60	$1.26	128,575
March, 2007	$0.24	$0.76	169,964
February, 2007	$0.24	$0.28	66,500
January, 2007	$0.21	$0.28	4,274
December, 2006	$0.19	$0.23	21,843
November, 2006	$0.16	$0.32	51,791
October, 2006	$0.23	$0.28	8,071
September, 2006	$0.28	$0.42	32,750
August, 2006	$0.34	$0.40	21,727
July, 2006	$0.28	$0.45	37,790
June, 2006	$0.29	$0.40	18,909
May, 2006	$0.27	$0.44	12,773

The price of the Dynamite Common Shares as reported by the TSXV at the close of business on July 9, 2007 was $0.73.

ESCROWED SECURITIES

Pursuant to a qualifying transaction agreement dated May 30, 2005 ("**Qualifying Transaction Agreement**"), 3,590,000 Dynamite Common Shares were deposited in escrow. Pursuant to the terms of the Qualifying Transaction Agreement, ten percent (10%) of such Dynamite Common Shares were released from escrow upon receipt by the TSXV of the Final Exchange Bulletin. Fifteen percent (15%) were released on each of the 6, 12, 18 and 24 month anniversaries of the initial release. Fifteen percent (15%) will be released on November 30, 2007, the 30 month anniversary of the first release and the final fifteen percent (15%) will be released on May 30, 2008, the 36 month anniversary of the first release. As at July 9, 2007, 1,077,000 (3.6%) Dynamite Common Shares were held in escrow.

DIRECTORS AND OFFICERS

Each director listed below holds office until his successor is appointed.

Name and Municipality of Residence	Principal Occupation(s)	Director/ Officer Since	Number of Dynamite Common Shares Beneficially Owned or Over which Control is Exercised(1)
Blair Krueger(3) President, Chief Executive Officer and Director Toronto, Ontario	President and Chief Executive Officer of Dynamite since July 14, 2006; President of Garrison International Ltd. (mineral exploration a development company) since July 2005. Manager of China Operations of Desjardins Securities (a securities brokerage firm) from 2003 to 2004 and Manager of China Operations of Thomson Kernaghan & Co. Limited (a brokerage firm) from 1995 to 2003.	July 12, 2006	250,000
Gerald McCarvill Director Toronto, Ontario	Mining Executive	March 2007	Nil
Lewis MacKenzie Director Ottawa, Ontario	Corporate Director	March 2007	Nil
Tony Wonnacott(2) Director Toronto, Ontario	Barrister & Solicitor (since February 2001)	June 14, 2006	Nil
Stan Bharti(2) Director Toronto, Ontario	Mining and Business Consultant. From 2002 to April 2006, director and President of Desert Sun Mining Ltd.	June 14, 2006	1,925,000
Deborah Battiston Chief Financial Officer Toronto, Ontario	Financial Consultant	June 14, 2006	Nil
Patrick Gleeson Corporate Secretary Toronto, Ontario	Barrister and Solicitor (since September 2002)	May 1, 2007	Nil

Notes:
(1) The information as to Dynamite Common Shares owned or over which the Nominees exercise control or direction not being within the knowledge of Dynamite has been furnished by the respective Nominee.
(2) Member of the Audit Committee.
(3) Executive Chairman.

Blair Krueger, has over 20 years of international mining, oil and gas and financial experience. Mr. Krueger has been a director of Garrison International Ltd. (a Canadian gold exploration and development company) since July 2005. Mr. Krueger was a director and Manager of China Operations of Research Capital Corp. (a brokerage firm) from 2004 to 2005, Manager of China Operations of Desjardins Securities (a securities brokerage firm) from 2003 to 2004 and Manager of China Operations of Thomson Kernaghan & Co. Limited (a brokerage firm) from 1995 to 2003. After graduating from the University of Victoria, Mr. Krueger obtained his M.B.A. from the University of Western Ontario in 1989.

Gerald McCarvill, has more than 20 years experience in the financial sector holding senior positions with major investment firms, including as a member of the executive committee of Wood Gundy. Most recently, he was CEO of McCarvill Corporation, a diversified financial services company, and was previously the CEO of Repadre Capital Corporation, a mining royalty company. From 2002 to April 2006, Mr. McCarvill was a director of Desert Sun Mining Corp.

Major General (ret'd) Lewis MacKenzie is a distinguished Canadian who retired after a prolific military career of 36 years. One of his many accomplishments included the command of Sarajevo, Yugoslavia under the United Nations Protection Force in 1992. Major General MacKenzie was made an Honorary Chief of the Metro Toronto Police Force in 1993 and holds Honorary Doctorates from numerous Canadian universities. Following the attacks of September 11, 2001, Lewis MacKenzie was appointed one of two advisors to the Government of Ontario on counter-terrorism and emergency measures. In 2002, he was invested with the Order of Ontario for his humanitarian work in Eastern Africa and in 2006 was named to the Order of Canada. He is a graduate of the Xavier Junior College of Sydney, Cape Breton and The University of Manitoba.

Tony Wonnacott, is a corporate securities lawyer who has been called to the Ontario Bar, completed the Canadian Securities Course and obtained a Bachelor of Commerce (cum laude) and a Bachelor of Laws. Mr. Wonnacott has been a member of the Law Society of Upper Canada as Barrister & Solicitor in Ontario since February 2001. He has served as Corporate Secretary and provided management consulting services to several TSXV listed companies in the mineral exploration and development industry. Mr. Wonnacott served as the Corporate Secretary of Desert Sun Mining Corp. (a Toronto Stock Exchange listed mineral exploration and development company which was acquired by Yamana Gold Inc. in April 2006) from April 2003 to April 2006 and was with the law firm of McMillan Binch, LLP in Toronto, Ontario from May 1999 to March 2003.

Stan Bharti, has over 25 years of experience in operations, public markets and finance. Over the last ten years Mr. Bharti has been involved in acquiring, restructuring, and financing. Mr. Bharti has raised over $200 million in public markets over the last decade. His experience in public markets includes acquisitions of companies in Europe, Australia and North America. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England. From 2002 to April 2006, Mr. Bharti was a director and past president of Desert Sun. Additionally, Mr. Bharti has been a director of several public companies, including Valencia Ventures Inc., an emerging Canadian resource company, of which he has been either a director or officer since 1994.

Deborah Battiston, is a C.G.A. with over 20 years of accounting and financial management experience. She obtained her B.A. in Economics from the University of Guelph in 1981 and was Vice President Finance, C.F.O. for The Sun Blush Technologies Corporation, a TSXV listed company in the technology sector, from August 1998 to June 2003. Since June 2003, Ms. Battiston has served as the Chief Financial Officer of several TSXV listed mineral exploration and development companies, including Valencia Ventures Inc. and Largo Resources Ltd.

Patrick Gleeson, was from 2002 to 2007 a lawyer at a large Canadian law firm. He received a J.D. from the University of Toronto in 2001, a M.A. in international relations from the University of Toronto in 2001 and a B.A. from Queen's University in 1997.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No proposed director (a) is, as at the date of the Information Circular, or has been, within ten years before the date of the Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Bharti, who was a director of Galaxy OnLine Inc., which on May 29, 2001, became subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements, and a director of William Multi-Tech Inc., which on May 29, 2001 became subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements; or (b) has, within the ten years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, other than Mr. Bharti, who was a director and significant shareholder of BLM Service Group Inc., which was petitioned into bankruptcy on May 31, 2001.

CONFLICTS OF INTEREST

To the best of Dynamite's knowledge, and other than as disclosed in the Information, there are no known existing or potential conflicts of interest between Dynamite and any director or officer of Dynamite, except that certain of the directors and officers serve as directors and officers of other public companies.

EXECUTIVE COMPENSATION

Reference is made to the management information circular of Dynamite dated November 24, 2006, which forms a part hereof and is incorporated by reference herein, for information relating to executive compensation, a copy of such circular is available on SEDAR at www.sedar.com

REGISTRAR AND TRANSFER AGENT

The director and transfer agent for the Dynamite Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

LEGAL PROCEEDINGS

Management of Dynamite are not aware of any legal proceedings, contemplated or actual, involving Dynamite that would be material to the financial condition or results of operations of Dynamite.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Stan Bharti is a director of Dynamite and shareholder of Tau. Following completion of the Arrangement, Mr. Bharti will be a director of the Corporation. Mr. Bharti currently indirectly controls less than one percent of the outstanding Tau Ordinary Shares. Mr. Bharti will receive Common Shares in exchange for his Tau Ordinary Shares upon completion of the Arrangement.

Stan Bharti currently holds less than five percent of the shares of Set Management Ltd., the corporation that Dynamite has contracted with to acquire ownership of the Lake Torrens Project (as defined herein). See Schedule "A" – Dynamite Resources Ltd. – General Development of the Business – Overview" hereof. See also "Interest of Certain Persons in Matters to be Acted Upon" in the Information Circular.

LEGAL MATTERS

Certain legal matters relating to the Arrangement and to the Common Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Dynamite by Cassels Brock and Blackwell LLP. As of the date hereof, the partners and associates of Cassels Brock and Blackwell LLP, as a group, beneficially owned directly or indirectly less than 1% of Dynamite's issued and outstanding Dynamite Common Shares.

AUDITORS

The auditors of Dynamite, appointed on July 9, 2007, are McGovern, Hurley, Cunningham, LLP at its principal office in Toronto, Ontario. In connection with the Arrangement, MacKay LLP, the former auditors of Dynamite resigned, effective as of July 9, 2007. MacKay LLP was Dynamite's auditor from November 25, 2005 to July 9, 2007.

MATERIAL CONTRACTS

The following is a list of material contracts to which Dynamite is a party:

1. the Agreement;
2. the Warrant Indenture;
3. the Underwriting Agreement;
4. the Subscription Receipt Agreement; and
5. the Letter Agreement.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 820, 65 Queen Street West, Toronto, Ontario M5H 2M5.

ADDITIONAL INFORMATION

Additional information relating to Dynamite is available on SEDAR at www.sedar.com. Financial information is provided in Dynamite's audited financial statements and MD&A for the financial year ended July 31, 2006 and is available on SEDAR at www.sedar.com.

Dynamite will provide free of charge to Dynamite Shareholders, upon request to its Corporate Secretary by telephone at (416) 861 - 5800, a copy of Dynamite's financial statements and MD&A.

OTHER MATTERS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Dynamite Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

DYNAMITE RESOURCES LTD. – POST ARRANGEMENT

After completion of the Arrangement, the Corporation will remain a reporting issuer in the provinces of British Columbia and Ontario. The following information is reflective of the projected business, financial and share capital position of the Corporation – post Arrangement. See also the unaudited Pro Forma Financial Statements of Dynamite attached hereto as Schedule "B", the audited financial statements of Dynamite for the year ended July 31, 2006 attached as Schedule "B", the unaudited financial statements of Dynamite for the 9 month period ended April 30, 2007, and the audited financial statements of Tau for the year ended March 31, 2007 attached as Schedule "F", respectively to the Information Circular.

NAME AND INCORPORATION

The Corporation will be the resulting corporation following the amalgamation of Dynamite and Finco pursuant to the Arrangement.

The Corporation's registered and records office will be located at Suite 820, 65 Queen Street, Toronto, Ontario, M5H 2M5 and its head office and principal place of business will be located at Suite 820, 65 Queen Street West, Toronto, Ontario, M5H 2M5. The Corporation will be a publicly traded mineral exploration company trading on the TSXV under the symbol "DNR".

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, the corporate organization chart for the Corporation will be as follows:



Dynamite Resources Ltd.
(Canada)
100%
100%
Tau Mining Limited
(United Kingdom)
0727189 B.C. Ltd.
(British Columbia)
100%
100%
LLP Long Alpha Mining Company
(Kyrgyz Republic)
Onyx Resources Group Ltd.
(British Virgin Islands)
100%
Tau Mining Limited
(Ontario)

DESCRIPTION OF THE BUSINESS

The Corporation will be a development stage company amalgamated under the laws of Canada, primarily engaged in the acquisition, exploration and development of mineral properties. Initially, the Corporation will not have any employees.

PROPERTIES

Following completion of the Arrangement, the material properties of the Corporation will be the Kokomeren and Barskaun properties and the Corporation will be party to an agreement to enter into an option agreement regarding the Lake Torrens Project. See "General Development of the Business – Overview" and "General Development of the Business –The Lake Torrens Project" above and Schedule "I" – Tau Mining Limited.

PRO FORMA AVAILABLE FUNDS

The Corporation expects to have approximately $28.8 million working capital upon completion of the Arrangement.

USE OF AVAILABLE FUNDS

The Corporation expects to use the available funds over the next 18 months as follows:

	Maximum
	$
Exploration expenditure on current properties	$ 19.0 million
Working Capital (including other acquisitions)	$ 8.8 million
G&A Expenses	$1.0 million
TOTAL:	**$28.8 million**

The Corporation will spend the funds available to it on completion of the Arrangement in accordance with the table above. There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

UNAUDITED *PRO FORMA* SUMMARY FINANCIAL INFORMATION

The following selected unaudited *pro forma* consolidated financial information for Dynamite is based on the assumptions described in the notes to the Dynamite unaudited *pro forma* consolidated financial statements attached to the Information Circular as Schedule "C". These *pro forma* financial statements have been prepared based on the assumption, among other things, that the Arrangement, including the Acquisition, had occurred on August 1, 2005. ***The unaudited pro forma financial statements are not necessarily indicative of Dynamite's consolidated financial position and results from operations if the events reflected therein had been in effect on*** **August 1, 2005,** ***nor do they purport to project Dynamite's consolidated financial position or results from operations for any future periods.***

The *pro forma* financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement, including the Acquisition. The selected unaudited *pro forma* financial information given below should be read in conjunction with the description of the Arrangement, including the Acquisition, contained in the Information Circular, the unaudited *pro forma* financial statements contained in Schedule "C", the audited and unaudited financial statements of Dynamite and the audited financial statements of Tau in Schedules "B" and "F", respectively.

	Dynamite April 30, 2007 (unaudited) $	Tau March 31, 2007 (audited) $	Pro-Forma *Adjustments* (unaudited) (Note 2) $	Pro-Forma Consolidated April 30, 2007 (unaudited) $
Revenue				
Net loss for the period	1,212,729	2,522,000	–	3,734,729
Basic and diluted loss per share	0.07	–	–	0.03
Total Assets	6,064,961	23,951,000	51,185,556	81,201,517
Total Long Term Financial Liabilities	1,084,675	4,819,000	2,003,556	7,907,231
Cash Dividends Declared per Share	Nil	Nil	–	Nil

CONSOLIDATED AUTHORIZED AND ISSUED SHARE CAPITAL

The following table sets forth information on the share capitalization of the Corporation following completion of the Arrangement based on the capitalization of Dynamite, Finco and Tau as of July 9, 2007 (assuming the mnimum required Cash/Share Consideration is elected):

Designation of Security	Amount Authorized	Outstanding Assuming Completion of the Arrangement *(unaudited)*
Common Shares[(1)]	Unlimited	118,390,000
Warrants[(2)]	-	84,500,000
Dynamite Options[(3)]	-	2,650,000
Dynamite Warrants[(4)]	-	14,547,000
Compensation Options[(5)]	-	3,375,000
Tau Options[(6)]	-	50,000,000

Notes:

(1) The Corporation will issue 118,390,000 Common Shares as follows:

(i) 29,515,000 Common Shares in exchange for outstanding Dynamite Common Shares;

(ii) 56,250,000 Common Shares in exchange for outstanding Finco Common Shares; and

(iii) 32,625,000 Common Shares in exchange for outstanding Tau Ordinary Shares.

(2) The Corporation will issue 84,500,000 Warrants as follows:

(i) 56,250,000 Warrants in exchange for outstanding Finco Warrants; and

(ii) 28,250,000 Warrants in exchange for outstanding Tau Ordinary Shares.

(3) The Corporation will be committed to issue up to an additional 2,650,000 Common Shares upon exercise of Dynamite Options that will remain outstanding following completion of the Arrangement.

(4) The Corporation will be committed to issue up to an additional 14,547,000 Common Shares upon exercise of Dynamite Warrants that will remain outstanding following completion of the Arrangement.

(5) The Corporation will be committed to issue up to an additional 3,375,000 Common Shares and 3,375,000 Warrants upon exercise of the Compensation Options and 3,375,000 Common Shares upon exercise of the Warrants underlying the Compensation Options.

(6) The Corporation will be committed to issue up to an additional 12,500,000 Common Shares upon exercise of Tau Options that will remain outstanding following completion of the Arrangement.

Holders of Common Shares will be entitled to one vote per Common Share at all meetings of shareholders of the Corporation. Holders of Common Shares will be entitled to receive a pro rata share of the assets of the Corporation available for distribution to holders of Common Shares in the event of liquidation, dissolution or winding-up of the Corporation. All Common Shares will rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Common Shares.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Stock Options

The Stock Option Plan will be adopted by the Corporation as the stock option plan of the Corporation. See "Dynamite Resources Ltd. – Stock Options" above.

Warrants

The Warrants will be created and issued by the Corporation pursuant to a warrant indenture (the "Warrant Indenture") to be entered into between the Corporation and Computershare Trust Company of Canada, as warrant agent thereunder (the "**Warrant Agent**"), on the closing date of the Arrangement. The Corporation will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture. Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.00 any time prior to 5:00 p.m. (Toronto time) on the day that is two years following the Effective Date, after which time the Warrants will expire and become null and void.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants, pursuant to the exercise of directors, officers or employee stock options granted under the Corporation's stock option plan or pursuant to other outstanding exchangeable or convertible securities of the Corporation);

(b) the subdivision, re-division or change of the Common Shares into a greater number of shares;

(c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and (e) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation's subsidiaries) of the Corporation's undertaking or assets as an entirety or substantially as an entirety to another company or other entity.

No adjustment in the exercise price or the number of Common Shares issuable upon the exercise of a Warrant is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares issuable upon exercise of a Warrant by at least one hundredth of a Common Share.

No fractional Common Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights of a holder of Common Shares.

From time to time, the Warrant Agent and the Corporation (when authorized by a resolution of the Board of Directors), without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including the issuance of additional Warrants, curing defects or inconsistencies or for any other purpose not inconsistent with the terms of the Warrant Indenture.

MARKET FOR SECURITIES

The Common Shares and Warrants will be listed and posted for trading on the TSXV.

PRINCIPAL HOLDERS OF VOTING SECURITIES POST ARRANGEMENT

To the knowledge of the directors and officers of Dynamite, at the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding Common Shares.

DIRECTORS AND OFFICERS

If the Arrangement is completed, the board of directors of the Corporation will consist of the following named persons, all of whom are existing directors and officers of Dynamite and/or Tau. Information respecting the Corporation's directors and officers is provided below.

Name, Position and Municipality of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(4)
Stan Bharti(5) *Chair* Toronto, Ontario	Mining and Business Consultant	2,285,000	1.9%
David Argyle *President and Chief Executive Officer* United Kingdom	President and Chief Executive Officer of Dynamite and formerly Managing Director of Tau.	543,750(5)	0.5%
Lewis MacKenzie(5) *Director* Ottawa, Ontario	Corporate Director	Nil	Nil
Gerald McCarvill(5) *Director* Toronto, Ontario	Mining Executive	Nil	Nil

Name, Position and Municipality of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(4)
Blair Krueger *Director* Toronto, Ontario	President and Chief Executive Officer of Dynamite since July 14, 2006; President of Garrison International Ltd. (mineral exploration a development company) since July 2005. Manager of China Operations of Desjardins Securities (a securities brokerage firm) from 2003 to 2004 and Manager of China Operations of Thomson Kernaghan & Co. Limited (a brokerage firm) from 1995 to 2003.	250,000	0.2%
Deborah Battiston *Chief Financial Officer* Toronto, Ontario	Financial Consultant	Nil	Nil
Patrick Gleeson *Corporate Secretary* Toronto, Ontario	Barrister and Solicitor (since September 2002)	Nil	Nil

Notes:

(1) The information as to residence and principal occupation, not being within the knowledge of Dynamite, has been furnished by the respective directors and officers individually.

(2) Directors serve until the earlier of the next annual general meeting or their resignation.

(3) The information as to securities beneficially owned or over which a director or officer will exercises control or direction, not being within the knowledge of Dynamite, has been furnished by the respective directors and officers individually based on shareholdings in Dynamite as of the date of the Information Circular.

(4) Assuming completion of the Arrangement as set out under "Consolidated Authorized and Issued Share Capital" above.

(5) Assumes Mr. Argyle and Mr. Bharti each tender their Tau Ordinary Shares to the Offer and further assumes each elects the Cash/Share Consideration.

(6) Member of the Audit Committee.

Upon the completion of the Arrangement, it is expected the directors and senior offices as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 3,078,750 Common Shares representing approximately 2.6% of the issued Common Shares, assuming 70 million Tau Shareholders elect the Cash/Share Consideration.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

See "Dynamite Resources Ltd. – Cease Trade Orders, Bankruptcies, Penalties and Sanctions" above.

EXECUTIVE COMPENSATION

The executive officers of the Corporation will be the same as the executive officers of the Corporation, with the exception of the addition of David Argyle as the President and Chief Executive Officer. The compensation arrangements for the executive officers of the Corporation will be the same as they were for Dynamite. See "Dynamite Resources Ltd. – Executive Compensation" above. See also Schedule "I" – "Tau Mining Limited".

RISK FACTORS

The risk factors set out below assume the completion of the Arrangement. Tau Shareholders should also consider the risk factors associated with the Arrangement, including the Acquisition, described under "The Arrangement – Arrangement Risk Factors" and the other risk factors set forth herein and elsewhere in the Information Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Tau and

Dynamite, may also adversely affect the business of Dynamite following completion of the Arrangement. In particular, the Arrangement is subject to certain risks, including the following:

Business Combination Risks

Dynamite may not realize the anticipated benefits of the Arrangement. Dynamite and Tau entered into the Arrangement Agreement to strengthen their respective positions in the mining exploration and development industry and to create the opportunity for potential cost savings, among other things. Achieving the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Dynamic's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Dynamite and Tau. The required efforts could divert management's focus and resources from other strategic opportunities and from operational matters during the integration process.

The ratio at which the Dynamite Common Shares and Tau Ordinary Shares will be exchanged is fixed, and there will be no adjustment for changes in the market price of the Dynamite Common Shares. Neither Dynamite nor Tau is permitted to terminate the Agreement or resolicit the vote of the Dynamite Shareholders or Tau Shareholders solely because of changes in the market price of the Dynamite Common Shares. There may be a significant amount of time between the date of the Arrangement Agreement and the date when the Arrangement is completed. As a result, the relative or absolute prices of the Dynamite Common Shares may vary significantly between the dates of the Agreement, the Information Circular, the Meeting and the completion of the Arrangement. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of Dynamite or Tau, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for post Arrangement operations and general market and economic conditions.

Capital Market Risks

The issue of Common Shares under the Arrangement and their subsequent sale may cause the market price of Dynamite Common Shares to decline. In addition, it is impossible to predict accurately the market price of the Common Shares after the completion of the Arrangement. Accordingly, the prices of Dynamite's Shares on the dates of the meetings may not be indicative of prices immediately prior to the completion of the Arrangement or the price of Common Shares after the Arrangement is completed.

Acquisitions and Joint Ventures

Dynamite and Tau will evaluate from time to time opportunities to acquire and joint venture mining assets and businesses. These acquisitions and joint ventures may be significant in size, may change the scale of Dynamite's or Tau's business and may expose it to new geographic, political, operating, financial and geological risks. Dynamite's and Tau's success in their acquisition and joint venture activities will depend on their ability to identify suitable acquisition and joint venture candidates and partners, acquire or joint venture them on acceptable terms, raise sufficient funds to complete the acquisition or enter into the joint venture and integrate their operations successfully with those of Dynamite or Tau, as the case may be. Any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Dynamite's or Tau's ongoing business; the inability of management to maximize the financial and strategic position of Dynamite or Tau through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of Dynamite's or Tau's present shareholders or of their interests in their subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Dilution

The Corporation plans to focus on exploring for minerals and will use working capital to carry out such exploration. However, the Corporation will require additional funds to further such activities. To obtain such funds, the Corporation may sell additional securities including, but not limited to, its Common Shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of shareholders of the Corporation.

There is no assurance that additional funding will be available to the Corporation for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development.

In addition to the foregoing risk factors, reference is made to all of the risk factors set out in Schedule "H" – "Dynamite Resources Ltd." and in Schedule "I" – Tau Mining Limited.

AUDITORS

Following completion of the Arrangement, the auditors of Dynamite will be McGovern, Hurley, Cunningham, LLP at its principal office in Toronto, Ontario.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares will be Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only agreements or contracts that the Corporation will be a party to and may be reasonably regarded as being material, on a *pro forma* basis are:

1. the Agreement;
2. the Warrant Indenture;
3. the Underwriting Agreement;
4. the Subscription Receipt Agreement; and
5. the Letter Agreement.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 820, 65 Queen Street West, Toronto, Ontario M5H 2M5.

OPINIONS

Cassels Brock & Blackwell LLP has provided certain opinions related to tax matters. See "Canadian Federal Income Tax Considerations" in the Information Circular.

INTERESTS OF EXPERTS

There is no beneficial interest, direct or indirect, in the property or securities of Dynamite or its subsidiaries held by any professional person referred to herein, including without limitation, the authors of and contributors to the Lake Torrens Technical Report and Cassels Brock & Blackwell LLP, counsel to Dynamite.

SCHEDULE "B"
FINANCIAL STATEMENTS OF DYNAMITE

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Financial Statements

July 31, 2006

July 31, 2006 **Page**

CHARTERED ACCOUNTANTS

MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

We have audited the consolidated balance sheets of Dynamite Resources Ltd. (formerly: Bashaw Capital Corp.) as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit, cash flows, and deferred exploration costs for the year ended July 31, 2006 and for the seven months ended July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the year and period then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
October 25, 2006

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Balance Sheets

July 31,	2006	2005
Assets		
Current		
Cash (note 13)	$ 1,230,313	$ 322,778
Temporary investments (note 5)	-	1,205,264
Accounts receivable	10,461	-
Goods and services tax receivable	80,641	98,229
Mineral exploration tax credit recoverable	623,496	342,989
Prepaid expenses	-	2,917
Share subscriptions receivable (note 8)	113,020	-
	2,057,931	1,972,177
Mineral properties and deferred exploration costs (note 6)	**2,516,252**	1,563,125
	$ 4,574,183	$ 3,535,302
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 174,437	$ 67,004
Accounts payable to related parties (note 7)	275,629	406,769
	450,066	473,773
Future income tax liability (note 10)	**719,915**	157,265
Asset retirement obligation (note 11)	**18,000**	-
	1,187,981	631,038
Share Capital and Deficit		
Share capital (note 8)	**3,769,916**	3,040,324
Contributed surplus (note 8)	**248,154**	153,650
Deficit	**(631,868)**	(289,710)
	3,386,202	2,904,264
	$ 4,574,183	$ 3,535,302

(Commitments- notes 6 and 13)

Approved by the Directors:

"Blair Krueger" **Director** *"Doug Bache"* **Director**

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Statements of Operations and Deficit

	For the year ended July 31, 2006	For the seven months ended July 31, 2005
Expenses		
Accounting and audit	$ 50,437	$ 22,625
Consulting	31,000	1,070
Filing fees	11,300	3,138
Flow-through tax	21,891	-
Legal fees	32,516	24,868
Management fees	42,000	24,500
Office services and miscellaneous	3,911	310
Promotion	31,633	18,679
Rent	18,000	10,500
Stock-based compensation	102,345	153,650
Transfer agent	13,718	2,110
Travel	2,646	-
	361,397	261,450
Interest and miscellaneous income	(26,270)	(11,813)
Loss for the period before taxes	**335,127**	249,637
Future income tax expense (recovery) (note 10)	7,031	(7,478)
Net loss for the period	**342,158**	242,159
Deficit, at beginning of period	**289,710**	47,551
Deficit, at end of period	**$ 631,868**	$ 289,710
Basic and diluted loss per share	**$ (0.03)**	$ (0.04)
Weighted average common shares outstanding	**12,385,000**	6,172,857

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Statements of Cash Flows

	For the year ended July 31, 2006	For the seven months ended July 31, 2005
		(Note 14)
Operating activities		
Loss for the period	$ (342,158)	$ (242,159)
Adjustments:		
Stock-based compensation	102,345	153,650
Future income tax expense (recovery)	7,031	(7,478)
	(232,782)	(95,987)
Net change in non-cash working capital (note 12)	92,199	(95,042)
	(140,583)	(191,029)
Financing activities		
Cash acquired on acquisition of Dynamite Resources Ltd.	-	307,302
Proceeds from issue of share capital	1,199,480	2,100,000
Share issue costs	(15,130)	(99,345)
Net changes in non-cash working capital (note 12)	(36,050)	16,050
	1,148,300	2,324,007
Investing activities		
Acquisition costs of mineral properties	(80,000)	(87,941)
Deferred exploration costs, net of mineral exploration tax credit	(855,127)	(1,038,843)
Net change in non-cash working capital (note 12)	(370,319)	27,797
	(1,305,446)	(1,098,987)
Net increase (decrease) in cash during the period	**(297,729)**	1,033,991
Cash, beginning of period	**1,528,042**	494,051
Cash, end of period	**$ 1,230,313**	$ 1,528,042
Cash consists of:		
Cash	**$ 1,230,313**	$ 322,778
Temporary investments	-	1,205,264
	$ 1,230,313	$ 1,528,042
Interest paid (received)	$ (31,534)	$ (6,549)
Income taxes paid	$ -	$ -

Supplemental cash flow information (note 12)

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Statements of Deferred Exploration Costs

	For the year ended July 31, 2006	For the seven months ended July 31, 2005
Exploration costs		
Accommodations & meals	$ 40,360	$ 45,355
Assays	8,080	11,078
Drafting	532	1,887
Drilling	310,782	369,340
Field equipment and supplies	69,139	82,666
Field office	44,060	60,123
Helicopter	256,631	428,334
Labour	363,378	327,893
Recording fees	6,581	6,848
Surveys	14,750	25,080
Travel and freight	13,066	14,081
Trucking	8,275	9,147
	1,135,634	1,381,832
Mineral exploration tax credit	(280,507)	(342,989)
Total costs incurred during the period	855,127	1,038,843
Balance of costs, beginning of period	1,182,684	143,841
Balance of costs, end of period	**$ 2,037,811**	$ 1,182,684

1. Nature of Business and Continued Operations

Dynamite Resources Ltd. (formerly: Bashaw Capital Corp. (the "Company") is a development stage company incorporated under the laws of the Province of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Name Change

Pursuant to a resolution passed by the Directors of the Company on June 13, 2005 the Company changed its financial year end from December 31 to July 31. Accordingly, the comparative figures are for the seven month period ended July 31, 2005.

Pursuant to a special resolution dated February 28, 2006, the Company changed its name from Bashaw Capital Corp. to Dynamite Resources Ltd. effective March 27, 2006.

3. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of 0727189 B.C. Ltd. (formerly Dynamite Resources Ltd.), a wholly-owned subsidiary incorporated in British Columbia.

b) Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

3. Significant Accounting Policies (continued)

b) Mineral properties and deferred costs (continued)

Management reviews capitalized costs on its mineral properties on an annual basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Exploration costs renounced due to Flow-through Share Subscription Agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of mineral properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

The Company records mineral exploration tax credits using the cost reduction approach. These credits are accrued when the qualifying expenditures are made and there is reasonable assurance the credits will be realized.

c) Property examination costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties in which the Company currently has no continuing interest. As no continuing interest has been acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

d) Asset retirement obligations

The Company has adopted the CICA's Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

e) Cash equivalents

Cash equivalents consist of investments, which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

f) Temporary investments

Cashable Guaranteed Investment Certificates are valued at cost plus accrued interest.

3. Significant Accounting Policies (continued)

g) Stock-based compensation (continued)

The Company has adopted an incentive stock option plan which is described in note 8.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation expense is recognized in the statement of operations over the vesting period.

h) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

i) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

j) Share capital – flow-through shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract-EIC 146. All flow-through shares issued by the Company will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available deductible temporary differences available to offset the renounced tax deductions, the realisation of the deductible temporary differences will be credited to income in the period of renunciation.

k) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

3. Significant Accounting Policies (continued)

l) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of impairment of resource property interests, including asset retirement obligations. Financial results as determined by actual events could differ from these estimates.

m) Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

4. Reverse Takeover Transaction

The Company entered into a Letter of Intent dated March 29, 2005, with 0722539 B.C. Ltd. (formerly Dynamite Resources Ltd.) ("B.C. Ltd.") whereby the Company completed, effective June 13, 2005, a transaction between the Company and B.C. Ltd., which constituted the Qualifying Transaction of the Company pursuant to TSX Venture Exchange (the "Exchange") policy.

The Transaction entailed the acquisition by the Company of all the issued and outstanding equity securities of B.C. Ltd. by way of a "three cornered amalgamation" of B.C. Ltd. with a wholly-owned subsidiary of the Company (the "Amalgamation"). Pursuant to the terms of the Amalgamation, all security holders of B.C. Ltd. received common shares in the capital of the Company ("Dynamite Shares") and common share purchase warrants ("Dynamite Warrants") as follows:

- Pursuant to the Amalgamation security holders of B.C. Ltd. received one Dynamite Share for every one B.C. Ltd. Share and one Dynamite Warrant for every one B.C. Ltd. Warrant. A total of 9,550,000 Dynamite Shares and 4,000,000 Dynamite Warrants were issued.
- The Dynamite Warrants are exercisable at a price of $0.75 per Dynamite Share on or before June 13, 2007, except that if after four months from the closing of the acquisition the closing price of the common shares of the Company on the Exchange is $1.25 or greater for a period of twenty consecutive trading days, the Company may provide notice of an early expiry of the Dynamite Warrants, in which case the Dynamite Warrants will expire twenty-one business days after such notice.

Legally, the Company is the parent of B.C. Ltd. However, as a result of the transaction described above, control of the combined companies passed to the former shareholders of B.C. Ltd. This type of share exchange, referred to as a "reverse takeover", deems B.C. Ltd. to be the continuing entity for accounting purposes. For accounting purposes the Company did not meet the definition of a business at the time of the transaction. Accordingly, the net assets of B.C. Ltd. are included in the financial statements and the deemed acquisition of the Company is accounted for as the acquisition of a non-operating public company with nominal net non-monetary assets by a non-public operating enterprise. Such a transaction is considered a capital transaction in substance, rather than a business combination, and accordingly, no goodwill or intangible asset representing the stock exchange listing is recorded.

4. Reverse Takeover Transaction (continued)

A summary of the net assets acquired on June 13, 2005 is as follows:

Cash	$ 307,302
Prepaid expenses	2,917
Deferred share issue costs	121,586
Accounts payable	(95,807)
	$ 335,998

5. Temporary Investments

	2006	2005
Cashable Guaranteed Investment Certificate due March 28, 2006, at cost plus accrued interest at 2.70% per annum	$ -	$ 101,494
Cashable Guaranteed Investment Certificate due June 8, 2006, at cost plus accrued interest at 2.36% per annum	-	1,103,770
	$ -	**$ 1,205,264**

6. Mineral Properties and Deferred Exploration Costs

	Acquisition Costs	Deferred Exploration Costs	**July 31, 2006 *Total***
Mike Lake Project	$ 478,441	$ 2,037,811	$ 2,516,252

	Acquisition Costs	Deferred Exploration Costs	July 31, 2005 Total
Mike Lake Project	$ 380,441	$ 1,182,684	$ 1,563,125

Mike Lake Project (see note 11)

a) By an Agreement dated May 27, 2004, the Company may acquire a 100% interest in two hundred and fifty-eight mineral claims located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $375,000 as follows:
  - $30,000 upon signing of the Agreement (paid);
  - $60,000 on or before May 27, 2005 (paid);
  - $80,000 on or before May 27, 2006 (paid);
  - $90,000 on or before May 27, 2007; and
  - $115,000 on or before May 27, 2008.
- Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)

6. Mineral Properties and Deferred Exploration Costs (continued)

Mike Lake Project (cont'd)

- Exploration and development expenditures totaling $1,500,000 as follows:
  - $200,000 on or before May 27, 2005 (incurred);
  - $200,000 on or before May 27, 2006 (incurred);
  - $400,000 on or before May 27, 2007 (incurred); and
  - $700,000 on or before May 27, 2008 (incurred).

In addition, the Company acquired by staking an additional twenty-five mineral claims.

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement. In addition, there is a pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

b) By an Agreement dated January 7, 2005, the Company may acquire a 100% interest in thirty-four mineral claims (the "Ryan Block") located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $325,000 as follows:
  - $25,000 upon signing of the Agreement (paid);
  - $25,000 on or before January 7, 2007;
  - $75,000 on or before January 7, 2008;
  - $100,000 on or before January 7, 2009; and
  - $100,000 on or before January 7, 2010.
- Issuance of 500,000 common shares of the Company's capital stock as follows:
  - 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share); and
  - 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).
- Granting an area of interest extending two kilometers from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on or before January 7, 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

7. Accounts Payable to Related Parties

Amounts due to a corporation related by a former Officer and a personal law corporation controlled by the former Secretary of the Company do not bear interest, are unsecured, and have no fixed payment terms; accordingly the fair value cannot be readily determined.

8. Share Capital

The authorized share capital of the Company consists of unlimited common shares without par value.

The Company has issued common shares of its capital stock as follows:

	Number of Shares	Amount
Share capital issued for:		
Cash	4,500,000	$ 727,500
Mineral properties	500,000	125,000
Balance, December 31, 2004	5,000,000	852,500
Share capital issued for:		
Cash	4,000,000	2,100,000
Mineral properties	550,000	137,500
Tax benefit renounced	-	(164,743)
Share issue costs	-	(99,345)
Balance June 13, 2005, date of reverse takeover transaction.	9,550,000	2,825,912
Fair value of Bashaw Capital Corp.	2,410,000	335,998
Costs associated with reverse takeover transaction	-	(121,586)
Balance July 31, 2005	11,960,000	3,040,324
Share capital issued for:		
Cash	4,565,308	1,186,980
Share subscriptions receivable	434,692	113,020
Share issue costs	-	(28,099)
Exercise of options	50,000	12,500
Contributed surplus allocated	-	7,841
Tax benefit renounced	-	(562,650)
Balance, July 31, 2006	17,010,000	$ 3,769,916

Private Placements for the Issue of Share Capital
During the Year Ended July 31, 2006:

The Company completed a private placement financing consisting of 5,000,000 units at a price of $0.26 per unit for total consideration of $1,300,000. Of the issue, 2,500,000 units consisted of one "flow-through" share and one share purchase warrant and 2,500,000 units consisted of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.335 per share on or before June 2, 2008. At July 31, 2006 an amount totaling $113,020 remains outstanding and is included in share subscriptions receivable (subsequently received).

8. Share Capital (continued)

During the Period Ended July 31, 2005:

The Company competed a private placement financing consisting of 4,000,000 units for total consideration of $2,100,000. Of the issue, 3,000,000 units at a price of $0.55 per unit consisted of one "flow-through" share and one share purchase warrant and 1,000,000 units at a price of $0.45 per unit consisted of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before June 13, 2007.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the plan vest at the discretion of management, except for consultants conducting investor relations activities who will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as at July 31, 2006 and July 31, 2005, and changes during the periods then ended is as follows:

	2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	815,000	$ 0.37	-	$ -
Granted	1,020,000	0.29	815,000	0.37
Exercised	(50,000)	0.25	-	-
Expired	(150,000)	0.25	-	-
Options outstanding, end of period	1,635,000	$ 0.35	815,000	$ 0.37

At July 31, 2006, the Company had outstanding stock options to acquire 1,635,000 shares as follows:

Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
125,000	125,000 [(1)]	$ 0.25	September 11, 2006
490,000	490,000	$ 0.50	June 13, 2010
100,000	25,000	$ 0.34	February 9, 2011
140,000	140,000	$ 0.29	March 2, 2011
780,000	97,500	$ 0.29	July 12, 2011
1,635,000	877,500		

[(1)] 125,000 options subsequently exercised.

8. Share Capital (continued)

Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at July 31, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price ($)
0.25	125,000 [1]	0.01	0.25
0.29	920,000	2.75	0.29
0.34	100,000	0.28	0.34
0.50	490,000	1.16	0.50
	1,635,000	4.20	0.35

[1] Subsequently exercised

The fair value of options granted was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Expected annual volatility	100%	75%
Risk-free interest rate	4.18%	2.90%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

Using the above assumptions the aggregate fair value of options granted in the year was $228,396 (2005 - $153,650).

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 9,000,000 shares as follows:

Number	Exercise Price	Expiry Date
4,000,000	$ 0.750	June 13, 2007
5,000,000	$ 0.335	June 2, 2008
9,000,000		

Escrow Shares

At July 31, 2006, 2,154,000 (2005 – 3,231,000) shares were held in escrow. There were 1,077,000 shares released from escrow this year.

8. Share Capital (continued)

Contributed Surplus

	2006	2005
Balance, beginning of period	$ 153,650	$ -
Stock-based compensation expense	102,345	153,650
Contributed surplus allocated	(7,841)	-
Balance, end of period	**$ 248,154**	$ 153,650

9. Related Party Transactions

The Company had the following related party transactions:

a) Consulting fees totaling $5,000 (2005 - $1,070) were paid to a company controlled by a Director.

b) Consulting fees totaling $16,000 (2005 - $Nil) have been accrued to companies controlled by the CFO, by the Corporate Secretary and by a Director.

c) Management fees totaling $42,000 (2005 - $24,500) have been paid to a corporation controlled by the former Chief Executive Officer of the Company.

d) Exploration costs totaling $487,176 (2005 - $458,263) and rent totaling $18,000 (2005 - $10,500) have been incurred with a geological consulting firm related to the Company by a former common Officer.

e) Legal fees totaling $32,516 (2005 - $23,788) and share issue costs totaling $15,130 (2005 - $15,000) have been incurred with a law firm in which a personal law corporation controlled by the former Secretary of the Company is a principal.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Income Taxes

Income tax recovery varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2006	2005
Net loss for the year before tax	$ (335,127)	$ (249,637)
Statutory Canadian corporate tax rate	34.10%	34.10%
Anticipated tax expense (recovery)	(114,278)	(85,126)
Effect of tax rate change	-	582
Share issue costs	(4,948)	(67,042)
Unrecognized items for tax purposes	44,221	57,723
Future tax assets valuation allowance	82,036	86,385
Future income tax expense (recovery)	$ 7,031	$ (7,478)

10. Income Taxes (continued)

The significant components of the Company's consolidated future tax assets (liabilities) are as follows:

	2006	2005
Book value of exploration deductions in excess of tax value	$ (719,915)	$ (157,265)
Non-capital loss carryforwards	140,671	56,216
Share issue costs	56,683	59,102
Valuation allowance	(197,354)	(115,318)
Net future tax assets (liability)	$ (719,915)	$ (157,265)

The Company has available consolidated non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $412,526 expire as follows:

2014	$ 36,965
2015	127,891
2016	247,670
	$ 412,526

At July 31, 2006, the Company has consolidated unclaimed resource and other deductions in the amount of $490,534 (2005 - $1,101,937) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has consolidated share issue costs totaling $166,225 (2005 - $173,318) which have not been claimed for income tax purposes.

11. Asset Retirement Obligation

The Company's land use operating plan for its Mike Lake project requires that final camp closure and reclamation be performed to meet the provisions of the Mining Land Use regulations. The Company has estimated the present value of its future reclamation obligation to be $18,000 at July 31, 2006. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 10% and an estimated date of commencement of reclamation activities in 2007. The total reclamation obligation for the Mike Lake project is estimated to be $20,000. It is reasonably possible, based on existing knowledge, that change in future conditions in the near term could require a material change in the recognized amount.

12. Supplemental Cash Flow Information

Changes in non-cash working capital were comprised of the following:

		2006		2005 (Note 14)
Accounts receivable	$	(10,461)	$	-
Goods and services tax recoverable		17,588		(84,017)
Mineral exploration tax credit recoverable		(280,507)		(296,823)
Prepaid expenses		2,917		-
Accounts payable and accrued liabilities		87,433		(36,303)
Accounts payable to related parties		(131,140)		365,948
Net change	$	(314,170)	$	(51,195)
Net change by activity:				
Operating	$	92,199	$	(95,042)
Financing		(36,050)		16,050
Investing		(370,319)		27,797
Net Change	$	(314,170)	$	(51,195)

The Company incurred non-cash financing and investing activities during the periods ended July 31, 2006 and July 31, 2005 as follows:

		2006		2005 (Note 14)
Non-cash financing activities:				
Issue of share capital for:				
Mineral properties	$	-	$	137,500
Tax benefits renounced		(562,650)		(164,743)
Share issue costs		(12,969)		-
Contributed surplus allocated		7,841		-
Future income tax liability		562,650		164,743
	$	(5,128)	$	137,500
Non-cash investing activities:				
Acquisition costs of mineral property	$	-	$	(137,500)
Equity adjustments related to reverse takeover		-		214,412
	$	-	$	76,912

13. Commitment

The Company entered into flow-through share subscription agreements during the current year whereby it is committed to incur on or before December 31, 2006 and renounce to the subscribers, a total of $650,000 of qualifying Canadian Exploration Expenses (of which $546,530 have been incurred to July 31, 2006) as described in the Income Tax Act of Canada. Commencing February 1, 2007, the Company will be liable to pay a tax of approximately 7% per annum, calculated monthly on the unspent portion of the commitment.

14. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year consolidated financial statement presentation.

Bashaw Capital Corp.

Consolidated Financial Statements

July 31, 2005

Page

Auditors' Report

To the Shareholders of
Bashaw Capital Corp.

We have audited the consolidated balance sheets of Bashaw Capital Corp. as at July 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit, cash flows, and deferred exploration costs for the seven months ended July 31, 2005 and for the period April 19, 2004, date of incorporation, to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
November 28, 2005

Bashaw Capital Corp.

Consolidated Balance Sheets

	July 31, 2005	December 31, 2004
Assets		
Current		
Cash	$ 322,778	$ 494,051
Temporary investments (notes 3 and 5)	1,205,264	-
Goods and services tax receivable	98,229	14,212
Mineral exploration tax credit recoverable	342,989	46,166
Prepaid expenses	2,917	-
	1,972,177	554,429
Mineral properties and deferred exploration costs (notes 3 and 6)	**1,563,125**	298,841
	$ 3,535,302	$ 853,270
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 67,004	$ 7,500
Accounts payable to related parties (note 7)	406,769	40,821
	473,773	48,321
Future income tax liability (note 10)	**157,265**	-
	631,038	48,321
Share Capital and Deficit		
Share capital (note 8)	**3,040,324**	852,500
Contributed surplus (note 8)	**153,650**	-
Deficit	**(289,710)**	(47,551)
	2,904,264	804,949
	$ 3,535,302	$ 853,270

Approved by the Directors:

"James M. Stephen" **Director**

"Robert C. Carne" **Director**

Bashaw Capital Corp.

Consolidated Statements of Operations and Deficit

	For the Seven months ended July 31, 2005	April 19, 2004, date of incorporation to December 31, 2004
Expenses		
Accounting and audit	$ 22,625	$ 7,500
Consulting	1,070	-
Filing fees	3,138	-
Legal fees	24,868	10,703
Management fees	24,500	21,000
Office services and miscellaneous	310	100
Promotion	18,679	568
Property examination costs	-	1,312
Rent	10,500	9,000
Stock-based compensation	153,650	-
Transfer agent	2,110	-
	261,450	50,183
Interest and miscellaneous income	(11,813)	(2,632)
Loss for the period before taxes	**249,637**	47,551
Future income tax recovery (note 10)	**(7,478)**	-
Net loss for the period	**242,159**	47,551
Deficit, at beginning of period	**47,551**	-
Deficit, at end of period	**$ 289,710**	$ 47,551
Basic and diluted loss per share	**$ (0.03)**	$ (0.02)
Weighted average common shares outstanding – basic and diluted	**6,172,857**	2,566,668

Bashaw Capital Corp.

Consolidated Statements of Cash Flows

	For the Seven months ended July 31, 2005	April 19, 2004, date of incorporation to December 31, 2004
Operating activities		
Loss for the period	$ (242,159)	$ (47,551)
Adjustments:		
Stock-based compensation	153,650	-
Future income tax recovery	(7,478)	-
	(95,987)	(47,551)
Net change in non-cash working capital (note 11)	(95,042)	4,666
	(191,029)	(42,885)
Financing activities		
Cash acquired on acquisition of Dynamite Resources Ltd.	307,302	-
Proceeds from issue of share capital	2,100,000	727,500
Share issue costs	(99,345)	-
Net changes in non-cash working capital (note 11)	16,050	-
	2,324,007	727,500
Investing activities		
Acquisition costs of mineral properties	(87,941)	(30,000)
Deferred exploration costs, net of mineral exploration tax credit	(1,381,832)	(190,007)
Net change in non-cash working capital (note 11)	370,786	29,443
	(1,098,987)	(190,564)
Net increase in cash during the period	**1,033,991**	494,051
Cash, beginning of period	**494,051**	-
Cash, end of period	**$ 1,528,042**	$ 494,051
Cash consists of:		
Cash	**$ 322,778**	$ 494,051
Temporary investments	**1,205,264**	-
	$ 1,528,042	$ 494,051

Supplemental cash flow information (note 11)

Bashaw Capital Corp.

Consolidated Statements of Deferred Exploration Costs

	For the seven months ended July 31, 2005	April 19, 2004, date of incorporation, to December 31, 2004		
	Mike Lake Project	Mike Lake Project	Other	Total
Exploration and development costs				
Accommodations & meals	$ 45,355	$ 8,696	$ -	$ 8,696
Assays	11,078	38,787	-	38,787
Drafting	1,887	1,647	-	1,647
Drilling	369,340	-	-	-
Field equipment and supplies	82,666	11,160	-	11,160
Field office	60,123	5,499	-	5,499
Helicopter	428,334	24,590	-	24,590
Labour	327,893	90,578	1,312	91,890
Recording fees	6,848	6,063	-	6,063
Surveys	25,080	-	-	-
Travel and freight	14,081	1,647	-	1,647
Trucking	9,147	1,340	-	1,340
	1,381,832	190,007	1,312	191,319
Mineral exploration tax credit	(342,989)	(46,166)	-	(46,166)
Property examination costs	-	-	(1,312)	(1,312)
Total costs incurred during the period	1,038,843	143,841	-	143,841
Balance of costs, beginning of period	143,841	-	-	-
Balance of costs, end of period	$ 1,182,684	$ 143,841	$ -	$ 143,841

1. Nature of Business and Continued Operations

Bashaw Capital Corp. (the "Company") is a development stage company incorporated under the laws of the Province of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

2. Change of Financial Year End

Pursuant to a resolution passed by the Directors of the Company on June 13, 2005 the Company changed the financial year end of the Company from December 31 to July 31.

3. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of Dynamite Resources Ltd., a wholly-owned subsidiary incorporated in Canada.

b) Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

3. **Significant Accounting Policies** (continued)

Exploration costs renounced due to Flow-through Share Subscription Agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

c) **Property examination costs**

Property examination costs represent the current costs of evaluating the potential merit of mineral properties in which the Company currently has no continuing interest. As no continuing interest has been acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

d) **Asset retirement obligations**

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

e) **Temporary investments**

Cashable Guaranteed Investment Certificates are valued at cost plus accrued interest.

f) **Stock-based compensation**

The Company has adopted an incentive stock option plan which is described in note 8.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities.

3. **Significant Accounting Policies** (continued)

g) **Income taxes**

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

h) **Share capital – flow-through shares**

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available deductible temporary differences available to offset the renounced tax deductions, the realisation of the deductible temporary differences will be credited to income in the period of renunciation.

i) **Loss per share**

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

j) **Use of estimates**

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

k) **Financial Instruments**

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

4. Reverse Takeover Transaction

The Company entered into a Letter of Intent dated March 29, 2005, with Dynamite Resources Ltd. ("Dynamite") whereby the Company completed, effective June 13, 2005, a transaction between the Company and Dynamite, which constituted the Qualifying Transaction of the Company pursuant to TSX Venture Exchange policy.

The Transaction entailed the acquisition by the Company of all the issued and outstanding equity securities of Dynamite by way of a "three cornered amalgamation" of Dynamite with a wholly-owned subsidiary of the Company (the "Amalgamation"). Pursuant to the terms of the Amalgamation, all security holders of Dynamite received common shares in the capital of the Company ("Bashaw Shares") and common share purchase warrants ("Bashaw Warrants") as follows:

- Pursuant to the Amalgamation security holders of Dynamite received one Bashaw Share for every one Dynamite Share and one Bashaw Warrant for every one Dynamite Warrant. A total of 9,550,000 Bashaw Shares and 4,000,000 Bashaw Warrants were issued.
- The Bashaw Warrants are exercisable at a price of $0.75 per Bashaw Share on or before June 13, 2007, except that if after four months from the closing of the acquisition the closing price of the common shares of the Company on the Exchange is $1.25 or greater for a period of twenty consecutive trading days, the Company may provide notice of an early expiry of the Bashaw Warrants, in which case the Bashaw Warrants will expire twenty-one business days after such notice.

Legally, the Company is the parent of Dynamite. However, as a result of the transaction described above, control of the combined companies passed to the former shareholders of Dynamite. This type of share exchange, referred to as a "reverse takeover", deems Dynamite to be the continuing entity for accounting purposes. For accounting purposes the Company did not meet the definition of a business at the time of the transaction. Accordingly, the net assets of Dynamite are included in the financial statements and the deemed acquisition of the Company is accounted for as the acquisition of a non-operating public company with nominal net non-monetary assets by a non-public operating enterprise. Such a transaction is considered a capital transaction in substance, rather than a business combination, and accordingly, no goodwill or intangible asset representing the stock exchange listing is recorded.

A summary of the net assets acquired on June 13, 2005 is as follows:

Cash	$ 307,302
Prepaid expenses	2,917
Deferred share issue costs	121,586
Accounts payable	(95,807)
	$ 335,998

5. Temporary Investments

	July 31, 2005	December 31, 2004
Cashable Guaranteed Investment Certificate due March 28, 2006, at cost plus accrued interest at 2.70% per annum	$ 101,494	$ -
Cashable Guaranteed Investment Certificate due June 8, 2006, at cost plus accrued interest at 2.36% per annum	1,103,770	-
	$ 1,205,264	$ -

6. Mineral Properties and Deferred Exploration Costs

	Acquisition Costs	Deferred Exploration and Development Costs	July 31, 2005 Total	December 31, 2004 Total
Mike Lake Project	$ 380,441	$ 1,182,684	$ 1,563,125	$ 298,841

Mike Lake Project

a) By an Agreement dated May 27, 2004, the Company may acquire a 100% interest in two hundred and fifty-eight mineral claims located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $375,000 as follows:
  - $30,000 upon signing of the Agreement (paid);
  - $60,000 on or before May 27, 2005 (paid);
  - $80,000 on or before May 27, 2006;
  - $90,000 on or before May 27, 2007; and
  - $115,000 on or before May 27, 2008.
- Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)
- Exploration and development expenditures totaling $1,500,000 as follows:
  - $200,000 on or before May 27, 2005 (incurred);
  - $200,000 on or before May 27, 2006 (incurred);
  - $400,000 on or before May 27, 2007 (incurred); and
  - $700,000 on or before May 27, 2008.

In addition, the Company acquired by staking an additional twenty-five mineral claims.

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

A pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

6. Mineral Properties and Deferred Exploration Costs

b) By an Agreement dated January 7, 2005, the Company may acquire a 100% interest in thirty-four mineral claims (the "Ryan Block") located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $325,000 as follows:
  - $25,000 upon signing of the Agreement (paid);
  - $25,000 on or before January 7, 2007;
  - $75,000 on or before January 7, 2008;
  - $100,000 on or before January 7, 2009; and
  - $100,000 on or before January 7, 2010.

- Issuance of 500,000 common shares of the Company's capital stock as follows:
  - 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share); and
  - 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).

- Granting an area of interest extending two kilometers from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on or before January 7, 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

7. Accounts Payable to Related Parties

Amounts due to a corporation related by a common Officer and a personal law corporation controlled by the Secretary of the Company do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

8. Share Capital

The authorized share capital of the Company consists of unlimited common shares without par value.

The Company has issued common shares of its capital stock as follows:

	Number of Shares	Amount
Share capital issued for:		
Cash	4,500,000	$ 727,500
Mineral properties	500,000	125,000
Balance, December 31, 2004	5,000,000	852,500
Share capital issued for:		
Cash	4,000,000	2,100,000
Mineral properties	550,000	137,500
Tax benefit renounced	-	(164,743)
Share issue costs	-	(99,345)
Balance June 13, 2005, date of reverse takeover transaction.	9,550,000	2,825,912
Fair value of Bashaw Capital Corp.	2,410,000	335,998
Costs associated with reverse takeover transaction	-	(121,586)
	11,960,000	$ 3,040,324

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the plan vest immediately, except for consultants conducting investor relations activities who will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option.

8. Share Capital (continued)

Stock Options (continued)

A summary of the status of the Company's stock option plan as at July 31, 2005 and December 31, 2004, and changes during the periods then ended is as follows:

	July 31, 2005 Total		December 31, 2004 Total	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	-	-	-	-
Granted	815,000	$ 0.37	-	-
Options outstanding, end of period	815,000	$ 0.37	$ -	$ -

At July 31, 2005, the Company had outstanding stock options exercisable to acquire 815,000 shares as follows:

Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
125,000	125,000	$ 0.25	September 11, 2006
200,000 [(1)]	200,000	$ 0.25	March 8, 2010
490,000	490,000	$ 0.50	June 13, 2010
815,000	815,000		

[(1)] 100,000 options subsequently cancelled.

The fair values of options granted during the period ended July 31, 2005 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	75%
Risk-free interest rate	2.90%
Expected life	5 years
Expected dividend yield	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. Share Capital (continued)

Warrants

At July 31, 2005, the Company had outstanding common share purchase warrants exercisable to acquire 4,000,000 common shares at a price of $0.75 per share on or before June 13, 2007.

Contributed Surplus

	July 31, 2005	December 31, 2004
Balance, beginning of year	$ -	$ -
Stock-based compensation expense	153,650	-
Balance, end of year	**$ 153,650**	**$** -

9. Related Party Transactions

The Company had the following related party transactions:

a) Consulting fees totaling $1,070 (2004 - $Nil) were paid to a corporation related by a common Director.

b) Management fees totaling $24,500 (2004 - $21,000) have been paid to a corporation controlled by the Chief Executive Officer of the Company.

c) Exploration costs totaling $458,263 (2004 - $108,030) and rent totaling $10,500 (2004 - $9,000) have been incurred with a geological consulting firm related to the Company by a common Officer.

d) Legal fees totaling $23,788 (2004 - $10,703) and share issue costs totaling $15,000 (2004 - $Nil) have been incurred with a law firm in which a personal law corporation controlled by the Secretary of the Company is a principal.

All the above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. Income Taxes

Income tax recovery varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2005	2004
Net loss for the year before tax	$ (242,159)	$ (47,551)
Statutory Canadian corporate tax rate	34.10%	35.62%
Anticipated tax expense (recovery)	(82,576)	(16,938)
Effect of tax rate change	(207)	-
Share issue costs	(12,002)	-
Unrecognized items for tax purposes	33,632	3,304
Future tax assets valuation allowance	53,675	13,634
Future income tax recovery	$ (7,478)	$ -

The significant components of the Company's consolidated future tax assets (liability) are as follows:

	2005	2004
Exploration deductions	$ (157,265)	$ 467
Non-capital loss carryforwards	67,309	13,167
Share issue costs	48,009	-
Valuation allowance	(115,318)	(13,634)
Net future tax assets (liability)	$ (157,265)	$ -

The Company has available consolidated non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $197,386 expire as follows:

2014	$ 36,965
2015	160,421
	$ 197,386

At July 31, 2005, the Company has consolidated unclaimed resource and other deductions in the amount of $1,101,937 (2004 - $300,153) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has consolidated share issue costs totaling $140,788 (2004 - $Nil) which have not been claimed for income tax purposes.

11. Supplemental Cash Flow Information

Changes in non-cash working capital were comprised of the following:

		July 31, 2005		December 31, 2004
Goods and services tax recoverable	$	(84,017)	$	(14,212)
Mineral exploration tax credit recoverable		46,166		-
Accounts payable and accrued liabilities		(36,303)		7,500
Accounts payable to related parties		365,948		40,821
Net change	$	291,794	$	34,109
Net change by activity:				
Operating	$	(95,042)	$	4,666
Financing		16,050		-
Investing		370,786		29,443
Net Change	$	291,794	$	34,109

The Company incurred non-cash financing and investing activities during the year ended July 31, 2005 as follows:

Non-cash financing activities:				
Issue of share capital for:				
Mineral properties	$	137,500	$	125,000
Share issue costs		(164,743)		-
Tax benefit renounced		164,743		-
	$	137,500	$	125,000
Non-cash investing activities:				
Acquisition costs of mineral property	$	(137,500)	$	(125,000)
Deferred exploration costs, net of mineral exploration tax credit		342,989		-
Equity adjustments related to reverse takeover		214,412		-
	$	419,901	$	(125,000)

Dynamite Resources Ltd.

(A Development Stage Company)

Interim Consolidated Financial Statements
For the three and nine months ended
April 30, 2007 and April 30, 2006

Dynamite Resources Ltd.

(A Development Stage Company)

Consolidated Balance Sheets

	April 30, 2007 (Unaudited)	July 31, 2006 (Audited)
Assets		
Current		
Cash and cash equivalents	$ 2,943,539	$ 1,230,313
Amounts receivable	65,684	91,102
Mineral exploration tax credit recoverable	301,156	623,496
Prepaid expenses	13,305	-
Share subscriptions receivable	-	113,020
	3,323,684	2,057,931
Computer Hardware	2,601	-
Mineral properties and deferred exploration costs (note 2)	2,738,676	2,516,252
	$ 6,064,961	$ 4,574,183
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 345,962	$ 174,437
Accounts payable to related parties	-	275,629
	345,962	450,066
Future income tax liability	720,713	719,915
Asset retirement obligation	18,000	18,000
	1,084,675	1,187,981
Share Capital and Deficit		
Share capital (note 3)	5,167,227	3,769,916
Warrants (note 3)	638,000	-
Contributed surplus (note 3)	1,019,656	248,154
Deficit	(1,844,597)	(631,868)
	4,980,286	3,386,202
	$ 6,064,961	$ 4,574,183

(Commitments and Contingencies - notes 1, 2 and 5)

Dynamite Resources Ltd.

(A Development Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited – prepared by Management)

	Three months ended April 30, 2007	Three months ended April 30, 2006	Nine months ended April 30, 2007	Nine months ended April 30, 2006
Expenses				
Consulting and management fees	$ 1,009,062	$ 36,410	$ 1,294,844	$ 57,410
Professional fees	18,890	16,031	47,446	40,837
Shareholder relations	14,645	18,576	32,809	34,562
General and office costs	13,284	4,500	31,344	13,522
Travel	19,995	-	33,531	-
Amortization expenses	103	-	155	-
	1,075,979	75,517	1,440,129	146,331
Interest and miscellaneous income	(5,608)	(5,494)	(18,376)	(19,275)
Flow-through interest expense	10,388	1,300	10,976	3,921
Net loss before taxes	1,080,759	71,323	1,432,729	130,977
Future income taxes (recovery)	(220,000)	(292,389)	(220,000)	(302,126)
Net loss (income) for the period	$ 860,759	$ (221,066)	$ 1,212,729	(171,149)
Deficit, at beginning of period	983,838	339,627	631,868	289,710
Deficit, at end of period	$ 1,844,597	$ 118,561	$ 1,844,597	$ 118,561
Basic and diluted loss (income) per share	$ 0.04	$ (0.02)	$ 0.07	$ (0.01)
Weighted average common shares outstanding	21,155,022	11,960,000	18,480,117	11,960,000

Dynamite Resources Ltd.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three months ended April 30, 2007	Three months ended April 30, 2006	Nine months ended April 30, 2007	Nine months ended April 30, 2006
Operating activities				
Income (loss) for the period	$ (860,759)	$ 221,066	$ (1,212,729)	$ 171,149
Adjustments:				
Amortization expenses	104	-	155	-
Stock-based compensation	732,338	25,910	802,636	25,910
Future income tax recovery	(220,000)	(292,389)	(220,000)	(302,126)
Net change in non-cash working capital	321,918	(6,054)	193,439	32,244
	(26,399)	(51,467)	(436,499)	(72,823)
Financing activities				
Proceeds from exercise of agent options	-	-	31,250	-
Proceeds from exercise of options	59,100	-	59,100	-
Proceeds from exercise of warrants	159,255	-	159,255	-
Net proceeds from private placement	1,969,255	-	1,969,255	-
Change in equity accounts receivable	-	-	113,020	-
Change in equity accounts payable	-	-	(20,000)	-
	2,187,610	-	2,311,880	-
Investing activities				
Deferred exploration costs, net of mineral exploration tax credit	(72,890)	(69,183)	(216,309)	(163,049)
Capital Assets	-	-	(2,756)	-
Change in exploration accounts receivable	(20,525)	-	322,339	-
Change in exploration accounts payable	(62,772)	58,630	(265,429)	(329,591)
	(156,187)	(10,553)	(162,155)	(492,640)
Net increase (decrease) during the period	2,005,024	(62,020)	1,713,226	(565,463)
Cash and cash equivalents, beginning of period	938,515	1,024,599	1,230,313	1,528,042
Cash and cash equivalents, end of period	$ 2,943,539	$ 962,579	$ 2,943,539	$ 962,579
Cash and cash equivalents consists of:				
Cash	$ 2,943,539	$ 147,552	$ 2,943,539	$ 147,552
Cash equivalents	-	815,027	-	815,027
	$ 2,943,539	$ 962,579	$ 2,943,539	$ 962,579
Supplemental Information:				
Interest received	$ (5,632)	$ (5,494)	$ (18,400)	$ (19,275)
Interest paid	18,583	-	18,583	-
Stock-based compensation charged to deferred exploration costs	6,115	-	6,115	-

1. Basis of Presentation and Going Concern

Dynamite Resources Ltd. (the "Company", or "Dynamite") is a development stage company incorporated under the laws of the Province of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended July 31, 2006, except that they do not include all note disclosures required for annual audited consolidated financial statements. It is suggested that the interim financial statements be read in conjunction with the annual audited consolidated financial statements.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

2. Mineral Properties and Deferred Exploration Costs

Statements of Mineral Properties and Deferred Exploration Costs

Acquisition costs	**Mike Lake Project**	**Silver-Gold Manitoba Ferreira**	**Mongolia Uranium Project**	**Total**
Balance, August 1, 2006	**$ 478,441**	**$ -**	**$ -**	**$ 478,441**
Property costs	31,595	1,040	22,134	**54,769**
Balance, April 30, 2007	**$ 510,036**	**$ 1,040**	**$ 22,134**	**$ 533,210**
				-
Deferred Exploration costs				**-**
Balance, August 1, 2006	**$ 2,037,811**	**$ -**	**$ -**	**$ 2,037,811**
Accommodations & meals	5,054	-	-	**5,054**
Assays	16,250	-	-	**16,250**
Drafting	1,622	-	-	**1,622**
Drilling	(15,727)	-	-	**(15,727)**
Field equipment and supplies	6,217	-	-	**6,217**
Field Office support	15,685	-	-	**15,685**
Geophysics and geochemistry	(79)	-	-	**(79)**
Helicopter	2,895	-	-	**2,895**
Labour	103,779	6,004	-	**109,783**
Surveys	5,332	-	-	**5,332**
Stock Based Compensation	4,586	1,529	-	**6,115**
Travel and freight	7,300	-	-	**7,300**
Trucking	12,823	-	-	**12,823**
Management fees	3,803	-	-	**3,803**
Mineral exploration tax credit	(9,418)	-	-	**(9,418)**
Total costs incurred for the period	**$ 160,122**	**$ 7,533**	**$ -**	**$ 167,655**
Balance, April 30, 2007	**$ 2,197,933**	**$ 7,533**	**$ -**	**$ 2,205,466**
Total, April 30, 2007	**$ 2,707,969**	**$ 8,573**	**$ 22,134**	**$ 2,738,676**

Mike Lake Project

a) By an Agreement dated May 27, 2004, the Company may acquire a 100% interest in two hundred and fifty-eight mineral claims located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $375,000 as follows:
  - $30,000 upon signing of the Agreement (paid);
  - $60,000 on or before May 27, 2005 (paid);
  - $80,000 on or before May 27, 2006 (paid);
  - $90,000 on or before May 27, 2007; and
  - $115,000 on or before May 27, 2008.

2. Mineral Properties and Deferred Exploration Costs (continued)

Mike Lake Project (continued)

- Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)

- Exploration and development expenditures totaling $1,500,000 as follows:
  - $200,000 on or before May 27, 2005 (incurred);
  - $200,000 on or before May 27, 2006 (incurred);
  - $400,000 on or before May 27, 2007 (incurred); and
  - $700,000 on or before May 27, 2008 (incurred).

In addition, the Company acquired by staking an additional twenty-five mineral claims.

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement. In addition, there is a pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

b) By an agreement dated January 7, 2005, the Company may acquire a 100% interest in thirty-four mineral claims (the "Ryan Block") located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $325,000 as follows:
  - $25,000 upon signing of the Agreement (paid);
  - $25,000 on or before January 7, 2007 (paid);
  - $75,000 on or before January 7, 2008;
  - $100,000 on or before January 7, 2009; and
  - $100,000 on or before January 7, 2010.

- Issuance of 500,000 common shares of the Company's capital stock as follows:
  - 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share);
  - 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).

- Granting an area of interest extending two kilometers from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

2. Mineral Properties and Deferred Exploration Costs (continued)

Mike Lake Project (continued)

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on January 7, 2008, 2009 and 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

Silver-Gold Manitoba Ferreira Property

On March 7, 2007, the Company announced the acquisition of a high grade Silver-Gold Property covering 19 square miles in Manitoba. The property is located 120 km south east of the town of Wabowden MB on the Echimamish River.

In order to earn a 100% interest in the property, the Company is required to spend a total of $1,000,000 in exploration over four years (the "Earn-In Period"), with a minimum of $250,000 to be spent in each of the four years following the execution of the definitive agreement. Any amounts expended on the property in excess of the minimum requirements shall be credited towards the following year's expenditure requirements.

Additionally, the Company would be required to make cash payments totaling $320,000 and issue 600,000 common shares of the Company over a three year period as set out below:

- $20,000 in cash and 100,000 common shares of the Company upon signing of the definitive agreement;
- $100,000 in cash and 200,000 common shares of the Company on the twelve month anniversary of the execution of the definitive agreement;
- $100,000 in cash and 200,000 common shares of the Company on the twenty four month anniversary of the execution of the definitive agreement; and
- $100,000 in cash and 100,000 common shares of the Company on the thirty-six month anniversary of the execution of the definitive agreement.

The property is subject to a 2% net smelter return royalty ("NSR") with the Company having the option to purchase 50% of the NSR for $1,000,000.

2. Mineral Properties and Deferred Exploration Costs (continued)

Lake Torrens IOGCU Project ('IOGCU Project')

On April 23, 2007, the Company announced the signing of a Letter Agreement with Set Management Ltd. ('SetMan') whereby it has agreed to assume all of the rights, interests and obligations owned by SetMan under its Binding Term Sheet (the "Binding Term Sheet") with WCP Resources Ltd ('WCP')(ASX:WCP) regarding the Lake Torrens IOGCU Project ('IOGCU Project') in South Australia.

Under the terms of the Binding Term Sheet, SetMan has the right to earn up to 50% of WCP's interest in the IOGCU Project. WCP has a joint venture with Tasman Resources Limited ('Tasman')(ASX: TAS) on the IOGCU Project. WCP has the right to earn 65% of the IOGCU Project, as governed by the Lake Torrens Farmin and Joint Venture Agreement ('Lake Torrens JV Agreement'), by incurring expenditures of Australian Dollars ('AUD')$6.5 million on the IOGCU Project. Through the Binding Term Sheet, SetMan has agreed to fund the AUD$6.5 million expenditure, in exchange for 50% of WCP's interest in the IOGCU Project. SetMan has a call option to increase its overall equity in the IOGCU Project to 51% at a predetermined payment amount.

The Company has entered into a Letter Agreement with SetMan to assume all of SetMan's rights, interests and obligations under the Binding Term Sheet. The consideration payable by the Company to SetMan is AUD$100,000 and the grant of a 2.5% net smelter royalty on the IOCGU Project. This includes the reimbursement of a AUD$50,000 Option Fee paid on behalf of SetMan to WCP. WCP owns 25% of SetMan and is entitled to 25% of the consideration being paid by the Company to SetMan.

The Company's expenditure on the IOGCU Project will be a minimum of AUD$6.5 million over the next 5 years. No interest will be earned by the Company unless and until it spends at least AUD$3.25 million on the IOCGU Project. At that stage the Company will have earned a 25% interest in WCP's Project Interest, and thereafter will earn a further 7.7% of WCP's Project Interest for each additional AUD$1,000,000 of expenditures or part thereof. WCP's rights are limited to the IOCGU targets and it will have no rights to sediment hosted mineralization in the tenements. The transaction is subject to the completion of Formal Agreements which are expected to be concluded by May 18, 2007 or such other dates as agreed by the Company, SetMan and WCP. The transfer to the Company is also subject to, among other things, the Company's satisfactory completion of its due diligence review, and receipt of requisite regulatory (including the TSXV) approvals.

Once the Company has fully funded the AUD$6.5 million expenditure requirement, WCP will grant to the Company a call option to increase its interest in the IOGCU Project to 51% overall by paying to WCP (at WCP's election) either AUD$70 million in cash or AUD$20 million in cash and sole funding WCP's obligations under the Lake Torrens JV Agreement with Tasman until commercial production is achieved. The Company agreed to the following terms as stated in the Binding Term Sheet.

1. the payment to WCP of $200,000 on the settlement of the transfer from SetMan to the Company, which is to be used for exploration activities on the IOGCU Project;

2. WCP shareholders will have the right to participate in up to 30% of the Company's next public fundraising; and;

3. WCP will be able to appoint one director to the Company's Board.

The Lake Torrens JV Agreement will remain in force in all respects. The provisions of the Lake Torrens JV Agreement will prevail over any inconsistent provisions in the Agreement or subsequent formal documentation to the extent of any inconsistency.

2. Mineral Properties and Deferred Exploration Costs (continued)

Lake Torrens IOGCU Project ('IOGCU Project') (continued)

WCP Placement

The Company has also executed an agreement effective May 3, 2007 for the acquisition of AUD$1.0 million in WCP at AUD$0.20 per share. The closing price of WCP as at April 23, 2007 was AUD$0.25 per share.

3. Share Capital

The authorized share capital of the Company consists of unlimited common shares without par value.

The Company has issued common shares of its capital stock as follows:

	Number of Shares	Amount
Balance July 31, 2005	11,960,000	3,040,324
Share capital issued for:		
Cash	4,565,308	1,186,980
Share subscriptions receivable	434,692	113,020
Share issue costs	-	(28,099)
Exercise of options	50,000	12,500
Contributed surplus allocated	-	7,841
Tax benefit renounced	-	(562,650)
Balance July 31, 2006	17,010,000	3,769,916
Share capital issued for:		
Cash proceeds from private placement	10,000,000	2,000,000
Exercise of agent options	125,000	31,250
Exercise of options	150,000	59,100
Exercise of warrants	463,000	159,255
Contributed surplus allocated	-	(7,841)
Options valuation	-	45,090
Warrant valuation on private placement	-	(638,000)
Share issue costs	-	(30,745)
Tax benefit renounced	-	(220,798)
Balance April 30, 2007	27,748,000	$ 5,167,227

On March 26, 2007 the Company completed a private placement financing through the issuance of 10,000,000 Units priced at $0.20 for total gross proceeds of $2,000,000. Each Unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at $0.25 until March 26, 2009. Each of the common shares and warrants are subject to a hold period that will expire on July 27, 2007.

3. Share Capital (continued)

Stock Options

A summary of the status of the Company's stock option plan as at April 30, 2007 and July 31, 2006, and changes during the periods then ended is as follows:

	April 30, 2007		July 31, 2006	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	**1,635,000**	**$ 0.35**	815,000	$ 0.37
Granted	**1,770,000**	**0.54**	1,020,000	0.29
Exercised	**(275,000)**	**0.33**	(50,000)	0.25
Expired/Cancelled	**(730,000)**	**0.44**	(150,000)	0.25
Options outstanding, end of period	**2,400,000**	**$ 0.47**	1,635,000	$ 0.35

At April 30 2007, the Company had outstanding stock options to acquire 2,400,000 shares as follows:

Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
690,000	590,000	$0.29	July 12, 2011
100,000	12,500	$0.25	March 9, 2012
100,000	12,500	$0.31	March 15, 2012
1,360,000	1,360,000	$0.55	March 22, 2012
150,000	150,000	$0.76	April 9, 2012
2,400,000	2,125,000		

The following table summarizes information about the stock options outstanding and exercisable at April 30, 2007:

Range of Prices $	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price ($)
0.29 - 076	2,400,000	4.70	0.47

The fair value of options granted was estimated at the grant date using the *Black-Scholes option pricing model* with the following weighted average assumptions:

	April 30, 2007	July 31, 2006
Expected annual volatility	**100%**	100%
Risk-free interest rate	**4.07%**	4.18%
Expected life	**5 years**	5 years
Expected dividend yield	**0%**	0%

3. Share Capital (continued)

Stock Options (continued)

Included in Consulting and management fees is $802,636 related to options granted and/or vested during the nine-month period ended April 30, 2007. Also included in Mineral properties and deferred exploration costs is $6,115 related to options granted and/or vested during the nine-month period ended April 30, 2007. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 18,537,000 shares as follows:

Number	Exercise Price	Expiry Date
3,990,000	$0.750	June 13, 2007
4,547,000	$0.335	June 2, 2008
10,000,000	$0.250	March 26, 2009
18,537,000		

Escrow Shares

At April 30, 2007, 1,615,500 (2006 – 2,692,500) shares were held in escrow. There were 538,500 shares released from escrow during the nine months ended April 30, 2007. Of the escrowed shares, 538,500 will released, on each of June, 16, 2007, December 16, 2007 and June 16, 2008.

Contributed Surplus

	April 30, 2007	July 31, 2006
Balance, beginning of period	$ 248,154	$ 153,650
Stock-based compensation expense		
Officers and directors	718,140	58,563
Consultants	90,611	43,782
Stock options valuation on exercise	(45,090)	-
Contributed surplus allocated	7,841	(7,841)
Balance, end of period	**$ 1,019,656**	**$ 248,154**

4. Related Party Transactions

The Company was charged $22,500 for the nine months ended April 30, 2007 (2006 - $31,500) by companies controlled by directors and officers and former directors and officers of the Company for administration and management services. During the nine months ended April 30, 2006, exploration costs totaling $114,038 and rent totaling $13,500 were incurred with a geological consulting firm related to the Company by a common Officer.

4. Related Party Transactions (continued)

The Company shares its premises with other companies that have common directors, and the Company reimburses to and recovers from the related companies for their proportional share of the expenses. Included in accounts payable and accrued liabilities at April 30, 2007 is $5,757 (July 31, 2006 - $275,629) owing to such companies; and included in accounts receivable is $3,770 (July 31, 2006 - $0) owing by such companies.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5. Commitments

The Company entered into flow-through share subscription agreements during the year ended July 31, 2005 whereby it renounced to investors a total of $1,650,000 of qualifying Canadian Exploration Expenses with an effective date of December 31, 2005, as described in the Income Tax Act of Canada. The Company is committed to incur the expenditures on or before December 31, 2006. Commencing February 1, 2006, the Company has been liable to pay a tax of approximately 6% per annum, calculated monthly on the unspent portion of the commitment. At December 31, 2006 the Company had met its obligations under these flow through commitments.

The Company entered into flow-through share subscription agreements during the year ended July 31, 2006 whereby it renounced to investors a total of $647,500 of qualifying Canadian Exploration Expenses with an effective date of December 31, 2006, as described in the Income Tax Act of Canada. The Company will be committed to incur the expenditures on or before December 31, 2007. Commencing February 1, 2007, the Company will be liable to pay a tax of approximately 7% per annum, calculated monthly on the unspent portion of the commitment. At April 30, 2007, $557,674 related to these flow through commitments remains outstanding.

6. Subsequent Events

On May 3, 2007, the Company executed an agreement for the placement of AUD$1.0 million in WCP at AUD$0.20 per share. The closing market price of WCP as at May 3, 2007 was AUD$0.275 per share.

Acquisition of Tau Mining Limited (UK)

On May 24, 2007, the Company announced that it has entered into a letter of intent to acquire 100% of the issued and outstanding shares of Tau Mining Limited (UK) ("Tau Mining"). Tau Mining indirectly owns 100% of two mineral licenses; Kokomeren & Barskaun located in Kyrgyzstan, Central Asia.

In exchange for each share of Tau Mining held, Tau Mining's shareholders will have the option to receive either (i) 1/4 of a Dynamite common share and 1/4 of a Dynamite share purchase warrant, with each whole Dynamite share purchase warrant ("Dynamite Warrant") to be exercisable to acquire one Dynamite common share at a price of $1.00 for a period of two years following the closing of the acquisition, or (ii) cash consideration of $0.15 and 1/16 of a Dynamite common share, provided that at least 70 million Tau Mining shares shall have agreed to accept the cash and share consideration set forth above. At the date of the announcement, there were approximately 183,000,000 shares of Tau Mining issued and outstanding. Following completion of the acquisition, holders of options of Tau Mining shall be entitled to receive upon the exercise thereof, in lieu of one Tau Mining common share otherwise issuable upon the exercise thereof, ¼ of

6. Subsequent Events (continued)

a Dynamite common share and the exercise price therefore shall be subject to a corresponding adjustment.

In connection with the acquisition and in order to finance exploration expenditures on both Dynamite's existing properties and Tau Mining's properties, Dynamite engaged a syndicate of underwriters, led by Orion Securities Inc. and including GMP Securities L.P. and Cormark Securities Inc. in connection with an underwritten private placement financing. Pursuant to the terms of the private placement, the underwriters agreed to purchase subscription receipts (the "Subscription Receipts") in the capital of Dynamite Finance Inc. ("Finco"), a newly incorporated subsidiary of Dynamite at a price of $0.80 per Subscription Receipt.

On June 14, 2007, the Company announced that it had completed the private placement financing of $56,250,000 Subscription Receipts for gross proceeds of $45 million.

As described above, the gross proceeds of the Offering, less the expenses of the Underwriters, will be held in escrow (the "Escrowed Proceeds") and will be released upon satisfaction of the following conditions (together, the "Escrow Release Conditions"):

(a) all steps required to effect the completion of the plan of arrangement among Dynamite, Finco and Tau Mining (other than the filing of articles of arrangement and the payment of any cash consideration under the plan of arrangement); and

(b) satisfaction of the Underwriters, acting reasonably as to (i) the public disclosure documents issued in connection with the plan of arrangement, and (ii) the technical reports of Dynamite and Tau Mining.

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically converted into one unit (a "Unit"), each Unit being comprised of one common share in the capital of the Finco and one common share purchase warrant ("Warrant"). Each Warrant will be exercisable for one common share of Finco at a price of $1.00 per common share until two years following satisfaction of the Escrow Release Conditions (the "Expiry Date"). Upon completion of the plan of arrangement, the common shares and Warrants of Finco issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the plan of arrangement into common shares and warrants of Dynamite and will not be subject to any statutory or exchange imposed trading restrictions. If the Escrow Release Conditions are not satisfied by August 31, 2007, the Escrowed Proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

In connection with the Offering, the Underwriters will receive a cash commission of 6% of the gross proceeds of the Offering, which amount will be paid to the Underwriters out of the Escrowed Proceeds upon release. The Underwriters were issued 3,375,000 compensation options (the "Compensation Options"), each Compensation Option entitling the Underwriters to acquire 3,375,000 Units at a price of $0.80 per Unit until two years from the Issue Date.

7. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year consolidated financial statement presentation.

SCHEDULE "C"
PRO FORMA DYNAMITE FINANCIAL STATEMENTS

DYNAMITE RESOURCES LTD.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2007

 

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

COMPILATION REPORT ON THE UNAUDITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Dynamite Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet as at April 30, 2007 and the unaudited pro forma consolidated statements of operations for the nine-month period ended April 30, 2007 and for the year ended July 31, 2006 of Dynamite Resources Ltd. ("Dynamite") and have performed the following procedures:

1. Compared the figures in the columns captioned "Dynamite Resources Ltd." to the unaudited consolidated financial statements of Dynamite as at April 30, 2007 and for the nine-month period then ended, and the audited consolidated financial statements of Dynamite as at July 31, 2006 and for the year then ended, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Tau Mining Limited" to the audited consolidated financial statements of Tau Mining Limited ("Tau") as at March 31, 2007 and for the period then ended and found them to be in agreement after translating Tau amounts into Canadian dollars.

3. Made enquiries of certain officials of Dynamite who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments; and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and related regulations.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments; and

   b) stated the unaudited pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Dynamite Resources Ltd." and "Tau Mining Limited" as at April 30, 2007, for the nine month period ended April 30, 2007 and for the year ended July 31, 2006, and found the amounts in the column captioned "Pro forma Consolidated " to be arithmetically correct.

These unaudited pro forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
July 9, 2007

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

DYNAMITE RESOURCES LTD.
PRO-FORMA CONSOLIDATED BALANCE SHEET
(UNAUDITED – SEE COMPILATION REPORT)
AS AT APRIL 30, 2007

ASSETS	Dynamite Resources Ltd. April 30, 2007 (unaudited) $	Tau Mining Limited March 31, 2007 (audited) $	Pro-Forma Adjustments (unaudited) (Note 2) $		Pro-Forma Consolidated April 30, 2007 (unaudited) $
Current					
Cash and cash equivalents	2,943,539	7,191,000	41,650,000	a	41,284,539
			(10,500,000)	b	
Amounts receivable	65,684	47,000	-		112,684
Mineral exploration tax credit	301,156	-	-		301,156
Prepaid expenses	13,305	-	-		13,305
	3,323,684	7,238,000	31,150,000		41,711,684
Equipment	2,601	27,000	-		29,601
Mineral properties	2,738,676	16,686,000	20,035,556	b	39,460,232
	6,064,961	23,951,000	51,185,556		81,201,517
LIABILITIES					
Accounts payable and accrued	345,962	3,333,000	-		3,678,962
Asset retirement obligation	18,000	-	-		18,000
Future tax liabilities	720,713	1,486,000	2,003,556	b	4,210,269
	1,084,675	4,819,000	2,003,556		7,907,231
SHAREHOLDERS' EQUITY					
Share capital	5,167,227	21,786,000	28,737,000	a	50,543,227
			(21,786,000)	b	
			16,639,000	b	
Warrants	638,000	-	11,495,000	a	17,783,000
			5,650,000	b	
Contributed surplus	1,019,656	-	1,418,000	a	6,812,656
			4,375,000	b	
Deficit	(1,844,597)	(2,654,000)	2,654,000	b	(1,844,597)
	4,980,286	19,132,000	49,182,000		73,294,286
	6,064,961	23,951,000	51,185,556		81,201,517

DYNAMITE RESOURCES LTD.
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED – SEE COMPILATION REPORT)
FOR THE YEAR ENDED JULY 31, 2006

	Dynamite Resources Ltd. For the year ended July 31, 2006 (audited) $	**Tau Mining Limited** Period ended March 31, 2007 (audited) $	**Pro-Forma Adjustments** (unaudited) $	**Pro-Forma Consolidated** July 31, 2007 (unaudited) $
Expenses				
Accounting and audit	50,437	-	-	50,437
Consulting	31,000	-	-	31,000
Filing fees	11,300	-	-	11,300
Flow-through tax and other interest	21,891	40,000	-	61,891
Legal fees	32,516	-	-	32,516
Management fees	42,000	-	-	42,000
Other services and miscellaneous	3,911	2,490,000	-	2,493,911
Promotion	31,633	-	-	31,633
Rent	18,000	-	-	18,000
Stock-based compensation	102,345	-	-	102,345
Transfer agent	13,718	-	-	13,718
Travel	2,646	-	-	2,646
	361,397	2,530,000	-	2,891,397
Interest and miscellaneous income	(26,270)	(11,000)	-	(37,270)
Net loss before income taxes	335,127	2,519,000	-	2,854,127
Future income taxes	7,031	3,000	-	10,031
Loss for the period	342,158	2,522,000	-	2,864,158
Loss per share - basic and diluted	0.03			0.03
Weighted average share outstanding (Note 3)	12,385,000			101,260,000

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

DYNAMITE RESOURCES LTD.
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED – SEE COMPILATION REPORT)
FOR THE NINE MONTH PERIOD ENDED APRIL 30, 2007

	Dynamite Resources Ltd. For the nine month period ended April 30, 2007 (unaudited) $	**Tau Mining Limited** Period ended March 31, 2007 (audited) $	**Pro-Forma Adjustments** (unaudited) $	**Pro-Forma Consolidated** April 30, 2007 (unaudited) $
Expenses				
Consulting and professional fees	1,294,844	-	-	1,294,844
Professional fees	47,446	-	-	47,446
Shareholder relations	32,809	-	-	32,809
General and office costs	31,344	2,490,000	-	2,521,344
Travel	33,531	-	-	33,531
Flow-through tax and other interest	10,976	40,000	-	50,976
Amortization	155	-	-	155
	1,451,105	2,530,000	-	3,981,105
Interest and miscellaneous income	(18,376)	(11,000)	-	(29,376)
Net loss before income taxes	1,432,729	2,519,000	-	3,951,729
Future income taxes	(220,000)	3,000	-	(217,000)
Loss for the period	1,212,729	2,522,000	-	3,734,729
Loss per share - basic and diluted	0.07			0.03
Weighted average share outstanding (Note 3)	18,480,117			107,355,117

1. BASIS OF PRESENTATION AND ACQUISITION

Dynamite Resources Ltd. ("Dynamite") is a development stage company and was incorporated under the laws of British Columbia, Canada. The unaudited pro-forma consolidated financial statements of Dynamite have been prepared for inclusion in the Management Information Circular (the "Circular") of Dynamite. Dynamite intends to proceed with an arrangement whereby Dynamite will acquire all of the outstanding common shares of Tau Mining Limited ("Tau").

These pro-forma consolidated financial statements have been derived from the unaudited interim consolidated financial statements of Dynamite as at April 30, 2007 and for the nine-month period then ended, the audited consolidated financial statements of Dynamite as at July 31, 2006 and for the year then ended, and the audited consolidated financial statements of Tau as at March 31, 2007 and for the year then ended.

On May 24, 2007, Dynamite announced that it has entered into a letter of intent to acquire 100% of the issued and outstanding shares of Tau. Tau indirectly owns 100% of two mineral licenses; Kokomeren & Barskaun located in Kyrgyzstan, Central Asia.

In exchange for each share of Tau held, Tau shareholders will have the option to receive either (i) 1/4 of a Dynamite common share and 1/4 of a Dynamite share purchase warrant, with each whole Dynamite share purchase warrant ("Dynamite Warrant") to be exercisable to acquire one Dynamite common share at a price of $1.00 for a period of two years following the closing of the acquisition, or (ii) cash consideration of $0.15 and 1/16 of a Dynamite common share, provided that shareholders of at least 70 million Tau shares shall have agreed to accept the cash and share consideration. At the date of the announcement, there were approximately 183,000,000 shares of Tau issued and outstanding. Following completion of the acquisition, holders of options of Tau shall be entitled to receive upon the exercise thereof, in lieu of one Tau common share otherwise issuable upon the exercise thereof, ¼ of a Dynamite common share and the exercise price therefore shall be subject to a corresponding adjustment.

In connection with the acquisition and in order to finance exploration expenditures on both Dynamite's existing properties and Tau's properties, Dynamite engaged a syndicate of underwriters, led by Orion Securities Inc. and including GMP Securities L.P. and Cormark Securities Inc. in connection with an underwritten private placement financing (the "Offering"). Pursuant to the terms of the private placement, the underwriters agreed to purchase subscription receipts (the "Subscription Receipts") in the capital of Tau Finance Inc. ("Finco"), a newly incorporated subsidiary of Dynamite, at a price of $0.80 per Subscription Receipt.

On June 14, 2007, the Company announced that it had completed the private placement financing of 56,250,000 Subscription Receipts for gross proceeds of $45 million.

As described above, the gross proceeds of the Offering, less the expenses of the Underwriters, will be held in escrow (the "Escrowed Proceeds") and will be released upon satisfaction of the following conditions (together, the "Escrow Release Conditions"):

(a) all steps required to effect the completion of the plan of arrangement among Dynamite, Finco and Tau (other than the filing of articles of arrangement and the payment of any cash consideration under the plan of arrangement); and

(b) satisfaction of the Underwriters, acting reasonably as to (i) the public disclosure documents issued in connection with the plan of arrangement, and (ii) the technical reports of Dynamite and Tau.

1. BASIS OF PRESENTATION AND ACQUISITION (Continued)

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically converted into one unit (a "Unit"), each Unit being comprised of one common share in the capital of Finco and one common share purchase warrant ("Warrant"). Each Warrant will be exercisable for one common share of Finco at a price of $1.00 per common share until two years following satisfaction of the Escrow Release Conditions (the "Expiry Date"). Upon completion of the plan of arrangement, the common shares and warrants of Finco issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the plan of arrangement into common shares and warrants of Dynamite on a one-to-one basis and will not be subject to any statutory or exchange imposed trading restrictions. If the Escrow Release Conditions are not satisfied by August 31, 2007, the Escrowed Proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

In connection with the Offering, the Underwriters will receive a cash commission of 6% of the gross proceeds of the Offering, which amount will be paid to the Underwriters out of the Escrowed Proceeds upon release. The Underwriters were issued 3,375,000 compensation options (the "Compensation Options"), each Compensation Option entitling the Underwriters to acquire one Unit at a price of $0.80 per Unit until two years from the issue date.

These unaudited pro-forma consolidated financial statements are not intended to reflect the financial position or results that would have occurred if the events reflected therein had been in effect at the dates indicated. Further, these unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results that may be obtained in the future. These unaudited pro-forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Dynamite as at April 30, 2007 and for the nine-month period then ended and as at July 31, 2006 and for the year then ended and the consolidated financial statements of Tau as at March 31, 2007 and for the period then ended included or referred to elsewhere in the Circular. In the opinion of management, the pro-forma consolidated financial statements include all the necessary adjustments for fair presentation in accordance with Canadian generally accepted accounting principles.

2. PRO-FORMA CONSOLIDATED FINANCIAL STATEMENT ADJUSTMENTS AND ASSUMPTIONS

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition of Tau had occurred on April 30, 2007. The unaudited pro forma consolidated statements of operations for the year ended July 31, 2006 and for the nine months ended April 30, 2007 reflect the following adjustments as if the acquisition of Tau had occurred on August 1, 2005 and August 1, 2006, respectively.

(a) Completion of the $45 million financing by the issuance of 56,250,000 Units of Finco, less cash costs of $3,350,000 and the value of compensation options granted estimated to be $1,418,000.

(b) Completion of the acquisition of Tau assuming that 70,000,000 Tau shareholders elect for the cash and shares option, and the remaining 113,000,000 Tau shareholders elect for the shares and warrant option. Total compensation paid includes cash of $10,500,000, 32,625,000 common shares of Dynamite, warrants to purchase 28,250,000 common shares of Dynamite and options to purchase 12,500,000 common shares of Dynamite.

3. PRO FORMA LOSS WEIGHTED AVERAGE NUMBER OF SHARES

The pro forma loss per share is based on the weighted average number of shares outstanding as follows:

	Year ended July 31, 2007	Nine-month period ended April 30, 2007
Weighted average number of common shares per Dynamite consolidated financial statements	12,385,000	18,480,117
Estimated shares issued on completion of financing and release from escrow	56,250,000	56,250,000
Estimated shares issued on completion of the Acquisition	32,625,000	32,625,000
Pro forma weighted average number of common shares	101,260,000	107,355,117

(This page has been left blank intentionally.)

SCHEDULE "D"
FINCO OPENING BALANCE SHEET

TAU FINANCE INC.

BALANCE SHEET

JUNE 1, 2007




McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Board of Directors of
Tau Finance Inc.

We have audited the balance sheet of Tau Finance Inc. as at June 1, 2007. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at June 1, 2007 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 6, 2007

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

TAU FINANCE INC.
BALANCE SHEET
AS AT JUNE 1, 2007

	$
ASSETS	
CURRENT	
Cash	1
CAPITAL STOCK	
CAPITAL STOCK (Note 3)	1

APPROVED ON BEHALF OF THE BOARD:

Signed "Stan Bharti" ______________, Director

Signed "Blair Krueger" ______________, Director

See accompanying notes to the financial statements.

TAU FINANCE INC.
NOTES TO BALANCE SHEET
JUNE 1, 2007

1. BASIS OF PRESENTATION

Tau Finance Inc. (the "Company") was incorporated on June 1, 2007 under the laws of the Province of Ontario and has not carried out any active business since incorporation. The Company is a wholly owned subsidiary of Dynamite Resources Ltd. ("Dynamite").

On June 14, 2007, the Company closed a subscription receipt financing (the "Offering"). A total of 56,250,000 subscription receipts ("Subscription Receipts") were issued at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to the Company of $45,000,000 (the "Proceeds"). Each Subscription Receipt will entitle the holder to acquire, without further consideration, one common share of the Company and one Warrant to purchase one common share of the Company upon the satisfaction of certain conditions (the "Release Conditions"). Each Warrant will entitle the holder to purchase one common share of the Company for $1.00 for a period of two years following the satisfaction of the Release Conditions.

The gross proceeds of the Offering less the estimated out-of-pocket costs and expenses of the underwriters are being held in escrow and will be released to the Company upon satisfaction of the following conditions (the "Release Conditions"):

(i) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement) have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by the Company or Dynamite without the consent of Orion Securities Inc., the underwriter) such that the common shares and warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into common shares and warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(ii) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau Mining Limited ("Tau Mining").

The Plan of Arrangement provides that Tau Mining will become a wholly owned subsidiary of Dynamite. The Plan of Arrangement also provides that the common shares and warrants of the Company issued upon exercise of the Subscription Receipts will be exchanged for a like number of common shares and warrants of Dynamite.

In the event that the Release Conditions are not satisfied by August 31, 2007, the Proceeds, plus accrued interest, shall be used by the Company to repurchase the Subscription Receipts at a redemption price per Subscription Receipt equal to the issue price of the Subscription Receipts plus a pro rata amount of any interest accrued in respect of the Proceeds. In the event that the Proceeds plus accrued interest are not sufficient to purchase all of the Subscription Receipts, the Company will contribute such amounts as are necessary to satisfy any shortfall.

In connection with the Offering, the Underwriters will receive a cash commission of 6% of the gross proceeds of the Offering, which amount will be paid to the Underwriters out of the escrowed Proceeds upon release. The Underwriters were issued 3,375,000 compensation options (the "Compensation Options"), each Compensation Option entitling the Underwriters to acquire one unit at a price of $0.80 until two years from the Issue Date.

2. SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

3. CAPITAL STOCK

Authorized	Unlimited number of common shares	
Issued	One hundred common shares	$1

(This page has been left blank intentionally.)

SCHEDULE "E"
TAU MINING LIMITED

TAU MINING LIMITED

Unless otherwise defined herein, all capitalized terms have the meaning ascribed thereto as in the information circular of Dynamite Resources Ltd. dated July 10, 2007 (the "**Information Circular**"), a copy of which is available on SEDAR at www.sedar.com.

CORPORATE STRUCTURE

Tau was incorporated in England and Wales as Tau Mining Limited under the Companies Act 1985 on 27 February 2006 with an authorised share capital of £1,000,000 divided into 1,000,000,000 ordinary shares of £0.001 each. On 29 March 2006 Tau increased and consolidated its authorised share capital to £10,000,000 divided into 1,000,000,000 ordinary shares of £0.01 each.

Tau has three wholly owned subsidiaries:

Long Alpha Mining Company ("LLPLAMC") (incorporated in the Kyrgyz Republic with company number 22818-3300-0000 (NY) 23996692);

Onyx Resources Group Ltd ("Onyx") (incorporated in the British Virgin Islands with company number 647262); and

Tau Mining Limited ("Tau Canada") (incorporated in Ontario with company number 2122409).

GENERAL DEVELOPMENT OF THE BUSINESS

On 19 May 2006 Tau entered into a share purchase agreement with LLPLAMC, Long Hill Development Ltd and Dasha Longley-Sinitsyna pursuant to which Tau acquired the whole of the issued share capital of LLPLAMC together with certain mining rights in the Kyrgyz Republic in consideration for 50,000,000 ordinary shares of Tau and a non-refundable deposit of £300,000 to be spent in accordance with the agreed schedule.

On 20 November 2006 Tau entered into a share purchase agreement with James Alexander Lesser and Daria Longley-Sinitsyna pursuant to which Tau acquired the whole of the issued share capital of Onyx in consideration for a payment of £500,000 on completion and a further payment of £1,000,000 to be paid upon the occurrence of one of a number of events including admission to trading on any stock exchange of the shares of, amongst other things, Tau or any holding company, subsidiary, affiliate or assignee of the tenements of Long Alpha or any sale of any entity holding subsoil rights in the tenements.

On 26 April 2007 Tau entered into a share purchase agreement amended by deed of variation dated 14 June 2007 with Anthony Wonnacott and Tau Canada pursuant to which Tau acquired the whole of the issued share capital of Tau Canada in consideration for £1 and the issue of 45,000,000 ordinary shares of Tau to the holders of warrants in Tau Canada.

NARRATIVE DESCRIPTION OF THE BUSINESS
DESCRIPTION OF BUSINESS PROPERTIES

Caracle Creek International Consulting Inc. ("**CCIC**") of Sudbury, Ontario, Canada was retained by Tau to complete a due diligence review of the properties ("**Technical Report**"). The Technical Report, dated March 18, 2007, was prepared in compliance with NI 43-101. CCIC is independent of Tau within the meaning of NI 43-101. The technical report was prepared by Iain Kelso, H.B.Sc., P.Geo; Serguei Soloviev, Ph.D., P.Geo; Stephen Wetherup H.B.Sc., P.Geo; and Scott Jobin-Bevans, Ph.D, P.Geo each of whom is independent and is a ''qualified person'' within the meaning of NI 43-101. The information, conclusions and recommendations contained in the Technical Report are based largely on a review of digital and hard copy data and information supplied to CCIC by Tau, as well as various published geological reports, discussions with representatives from Tau who are familiar with the Kokomeren and Barskaun License Areas (the "**License Areas**" and/or the "**Property**") and the area in general. CCIC have assumed that the reports and other data are substantially accurate and complete. CCIC did not conduct an in-depth review of mineral title and ownership and the title ownership and status of claims as outlined in this Technical Report was obtained from Tau. While title documents were reviewed for this study as provided by Tau, it does not constitute nor is it intended to represent a legal, or any other, opinion as to title.

All relevant information on the Property presented in this Report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the NI 43-101 definition of a Qualified Person. CCIC has made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, CCIC believes these reports were written for internal purposes only, with the objective of presenting the results without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by Tau.

CCIC has also reviewed Tau's proposed exploration program for the Kokomeren and Barskaun Licenses and believes the concepts are properly conceived and justified, as the potential for presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan. ***The opinion of CCIC is that the character of the Kokomeren and Barskaun Licenses and the potential for developing new mineral targets are of sufficient merit to justify further exploration on the Properties.***

The information in this section is summarized or extracted from the Technical Report. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which will be available on SEDAR. CCIC has given its consent for use of the Technical Report and statements of results and opinions therein as presented in the Information Circular.

Property Description and Location

The Property, located in the Kyrgyz Republic, consists of two License Areas, Kokomeren and Barskaun, which are situated 92 kilometers south of Bishkek and approximately 250 km southeast of Bishkek, respectively. The Kokomeren License Area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. The Barskaun License Area, a single block permit, covers 311 km^2 and is located in the Issyk-Kul Lake Region. A detailed description of these Licenses is given in a Legal Opinion provided by the Kalikova & Associates Law Firm, based in Bishkek, Kyrgyz Republic.

The Kokomeren and Barskaun license areas were applied for on May 1, 2006 and granted on August 1, 2006. Terms of the exploration permits were negotiated by Long Hill Development Ltd. through its 100% owned subsidiary Long Alpha Mining Company and vended into Tau on terms defined in the Vend-in Agreement. Tau has confirmed that the two licenses are valid for two years from the date of granting.

Each license, although identified by a series of map coordinates, has not been surveyed on the ground. The licenses have been granted for multi-elements and include uranium and all other metals and are valid for an initial period of two years, providing certain conditions are satisfied ("**License Agreements N2**").

No NI43-101 compliant mineral resources or reserves exist for the properties. The historical (FSU classification) estimate for the K1 area is discussed under the heading Property History below.

CCIC is not aware of any other underlying agreements, royalties or encumbrances on the Property and is not aware of environmental liabilities or public hazards associated with the Property.

a. Subsoil Law

The following documents form the regulatory basis for prospecting, exploration and extraction of mineral resources in the Kyrgyz Republic:

- The Law of the Kyrgyz Republic "On Subsoil" No. 42 dated July 2, 1997 (the "**Subsoil Law**"); and
- The Regulation "On Subsoil Users Licensing Procedure" approved by the Kyrgyz Government Resolution

No. 338 dated June 14, 2000 (the "**Subsoil Use Licensing Regulation**").

Pursuant to the Subsoil Law, prospecting and extraction of mineral resources in the Kyrgyz Republic shall be carried out on the basis of licenses issued by a specially authorized state body of the Kyrgyz Republic: the State Agency of Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "**Agency**").

The Subsoil Law is effective on the entire territory of the Kyrgyz Republic and governs relationships arising between the government and individuals and legal entities, and other states while using subsoil. Legislation of the Kyrgyz Republic on subsoil use is based on provisions of the Constitution of the Kyrgyz Republic, and consists of this Law and other normative legal acts of the Kyrgyz Republic adopted in accordance with it.

b. Granting of Exploration Licenses

To obtain a license (the "**Exploration License**") to explore for minerals, including uranium, a person shall submit an application to the Agency. If the applicant and the Agency agree on the licensing conditions, the applicant shall be issued the Exploration License and shall execute with the Agency the license agreement No. 1. Within the term specified in such agreement, the Licensee shall submit to the Agency a technical project for the works at the Licensed object along with the environmental, health and safety reviews and a certificate of land allotment within which the Licensee shall have the right to develop a subsoil area. Upon submission of such technical project, the applicant and the Agency shall enter into the license agreement (the "**License Agreement**"), which shall stipulate the conditions of licensing and Licensed area use and shall be valid for the duration of the license. The License Agreement constitutes an integral part of the Exploration License and without such agreement the Exploration License is deemed to be invalid.

The Exploration License gives the license holder an exclusive right to prospect for a specific type(s) of mineral resource(s) within the Licensed area during a period of two years. If the conditions stated in the license agreement are met, the Exploration License may be renewed for a period of up to 10 years.

The Exploration Licence holders are required to:

(i) comply with the requirements of laws and regulations (rules, standards) for subsoil use;

(ii) annually submit to the Agency the information on geological research, prospected mineral resources, and subsoil use for the purposes other than extraction of mineral resources, and on further work plans;

(iii) comply with safety requirements for subsoil works;

(iv) employ measures ensuring subsoil protection and comply with maximum permissible impact on physical and biological condition of the environment in the course of subsoil works1;

(v) return land and other natural objects impaired by subsoil use to a state suitable for their further use;

(vi) conserve exploration and development wells which can be reused for deposit development and other business purposes and close, under the established procedure, the mines and wells not intended for reuse;

(vii) ensure safety of geological and other documentation received in the process of geological research;

(viii) ensure timely and correct payment of fees for subsoil use; and,

[1] A procedure for determining maximum permissible impact on the environment is described in Section 3.1 "Environmental Protection" of this Memorandum.

(ix) normally return annually 10% of the Licenced area according to the licence agreement.

In case the Exploration License holder discovers a deposit of minerals on the Licensed area and deems it reasonable to commence the development of this deposit, it shall have an exclusive right to use the subsoil for development purposes (the "**Development License**").

The Development License gives the license holder an exclusive right to carry on, within the mining allotment, geological research, excavation, deposit preparation, extraction and processing of minerals, utilization of mining and processing waste, rectification (refining), sale and export of all extracted minerals and refined products during the period specified in the technical project but not more than 20 years, and can be subsequently renewed until the depletion of mineral reserves.

The Development License is issued together with the License Agreement. The License Agreement constitutes an integral part of the Development License and without such agreement the Development License is deemed to be invalid.

c. *Licenses Agreement Current Status*

i. License Agreement N2- Kokomeren

The License Agreement N2 for the Kokomeren area was granted on the following conditions:

1. The work is to be undertaken in accordance with "Project of uranium geological exploration within the Kokomeren License area", endorsed by subsoil protection, environmental and technical safety authorities.

2. Program of geological exploration should be not less than:

Basic Types of Exploration Work	**Units**	**Volume by Year**		
		2006	**2007**	**2008**
Mapping geological routes	L - meters	200	300	100
Trenching	m3	100	200	200
Drilling	L - meters	-	2000	2000
Sampling (various)	sample	250	750	750
Investments	(000) KGS	1000	4350	3000

3. Compulsory transferral of geological information to the State Geological Fund as follows:

Year	**Type of Information**
2006-2007	Geological information
2008	Report on exploration works in 2006-2008 in accordance with industry standards

4. Other conditions:

(i) Half-yearly information on the progress of accomplishment of License agreement should be provided prior to 15 July of the current year.

(ii) Annual report in accordance with "Standards of annual reporting for carrying out of plans of development of exploration activities and License agreement conditions" as well as the next year program in accordance with "Methodical recommendations for development of annual programmes (plans) of mining and exploration activities" should be submitted before 31 January of next year.

(iii) Technical and biological land rehabilitation of geological workings.

(iv) In case of company liquidation and conservation, the primary geological documentation should be submitted to the archive of the State Agency for Geology and Mineral Resources.

5. Force-majeure circumstances: in accordance with Clause 3 of the "Subsoil Law".

6. Expiry Date of the License Agreement is 25 April, 2008.

ii. License Agreement N2- Baraskaun

The License Agreement N2 for the Barskaun area was granted on the following conditions:

1. The work is to be undertaken in accordance with "Project of uranium geological exploration within the Barskaun License area", endorsed by subsoil protection, environmental and technical safety authorities.

2. Program of geological exploration should be not less than:

Basic Types of Exploration Work	Units	Volume by Year		
		2006	2007	2008
Mapping geological routes	L - meters	10	25	25
Trenching	m^3	100	500	400
Drilling	L - meters	-	2500	2500
Exploration pits	m^3	-	50	50
Sampling (various)	sample	130	1000	1000
Investments	Thousands KGS	1000	5350	4000

3. Compulsory transferral of geological information to the State Geological Fund as follows:

Year	Type of Information
2006-2007	Geological information
2008	Report on exploration works in 2006-2008 in accordance with industry standards

4. Other conditions:

(i) Half-yearly information on the progress of accomplishment of License agreement should be provided prior to 15 July of the current year.

(ii) Annual report in accordance with "Standards of annual reporting for carrying out of plans of development of exploration activities and License agreement conditions" as well as the next year program in accordance with "Methodical recommendations for development of annual programmes (plans) of mining and exploration activities" should be submitted before 31 January of next year.

(iii) Technical and biological land rehabilitation of geological workings.

(iv) In case of company liquidation and conservation, the primary geological documentation should be submitted to the archive of the State Agency for Geology and Mineral Resources.

5. Force-majeure circumstances: in accordance with Clause 3 of "Subsoil Law".

6. Expiry Date of the License Agreement is 25 April, 2008.

iii. Environmental

The use of natural resources and environmental protection in the Kyrgyz Republic are regulated by the Law "On Protection of the Environment" dated June 16, 1999. Industrial and radiation safety is governed by the Law "On Industrial Safety of Hazardous Production Facilities" dated November 19, 2001, and by the Law "On Radiation Safety of Population of Kyrgyz Republic" dated June 17, 1999. The national environmental protection authority is the Environmental Agency.

During discussions with Tau's attorney, Kalikova & Associates, Mr. Wetherup was informed that environmental concerns regarding the properties are minimal, as the properties contain recognized uranium resources and so no liability is incurred on the basis of historical work. To date, all the environmental and/or safety concerns and/or requirements have been met by Tau as reflected in environmental endorsement of the technical projects.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

a. Kokomeren License Area

The Kokomeren area is located about 92 kilometers south of Bishkek. Road access to and within the Kokomeren area is satisfactory via sealed and unsealed roads (suitable for cars along river valleys) and mountain paths.

The climate of the area is distinctly continental with summer temperatures up to 16°C and winter temperatures to -27°C. The area is coved by snow from November to March.

The area is sparsely populated with the closest township being Chaek and nearby villages of Chet-Kuganda, Kairma, Bash-Kuganda and Aral. The economic activity of the region is dominated by agriculture and sheep/goat ranching.

The northeast oriented Dzhumgal Ridge has absolute highs between 3,605 and 4,121 meters. There are several rivers within the Kokomeren area. The vertical relief between river valleys and mountains generally ranges from 900 to 1000 meters.

b. Barskaun License Area

The Barskaun area is located about 250 kilometers southeast of Bishkek. A good quality sealed road exists south of Issyk-Kul Lake, from which unsealed roads branch off, connecting all the townships. Road access to and within the Barskaun area is satisfactory via sealed roads, unsealed roads and mountain paths.

The climate of the area is distinctly continental in the western part of the Barskaun area and mildly continental in the eastern part; the climate also changes with elevation. The coastal area has a dry climate averaging 7.6°C and maximum temperatures from June to August are 26° to 32°C. The coldest time of the year is from January to February with temperatures reaching -23°C. The annual rainfall is 200 to 300 mm.

The area is sparsely populated and all of the villages and townships are located on the coastal plain. The biggest townships are Kadgysay and Pokrovka. The primary economic activity is agriculture.

The local terrain is highly variable, dominated by the Terecksey-Alatay Ridge and the Issyk-Kul mid-mountain depression, the central part of which is occupied by Issyk-Kul Lake. The main rivers of the area are Kazhisay, Toss and Barskaun, all of which flow into Issyk-Kul Lake. The highest point of Tereksey-Alatay Ridge (4,808 metres) is located further to the south, outside of the Barskaun area.

The northern slope of the Tereksey-Alatay Ridge, west of the Barskaun River, consists of three sub-ridges: Kalkagar, UzunKyr-Tastarata and "Tereksey-Alatay Water Divider". These sub-ridges are further divided by two north-south oriented depressions; between the Barskaun and Barskaun rivers, the sub-ridges merge. The Kalkagar sub-ridge has a steep southern slope and relatively gentle northern slope. The top of the sub-ridge has absolute elevations of 2400 to 3173 meters. The northern side of this sub-ridge is composed by highlands with absolute elevations of 2000 to 2300 meters, which form cliff-like features next to the lake costal plain. The coastal plain of the Issyk-Kul Lake reaches 18 kilometres at its maximum width.

Property History

Uranium exploration in Kyrgyzstan began in the mid 1940's and resulted in several major discoveries. Uranium was successfully mined in Kyrgyzstan during the 1940s to 1960s; however, in 1967, uranium mining was stopped and uranium exploration was restricted due to a political decision to develop uranium in other areas of the Soviet Union. Much of Kyrgyzstan has only been subjected to first pass exploration designed to detect outcropping deposits and extensions of known deposits.

Since 1967, the geological reports and resource estimates of uranium deposits of Kyrgyzstan were transferred to the relevant organizations in neighbouring Kazakhstan and Uzbekistan. The process of retrieving copies of the reports is often lengthy and tedious. Even at present, the maps and reports pertaining to uranium exploration and resource estimates are still subject to "secrecy" and added efforts to obtain access are required.

a. Kokomeren License Area

The Kokomeren License Area was investigated from 1949 to 1975. During this period, a number of showings of uranium mineralization and several hundreds of radiometric anomalies were discovered, including the Orto-Kuganda Uranium Deposit. Many of the showings were investigated from the surface by trenching and excavation of small pits, with sub-surface work that included diamond drilling and exploration adits and drifts. Within the Kokomeren License Area there are two types of uranium mineralization:

1. Fracture Infiltration type (hydrothermal), associated with Ordovician and Silurian granites; and,

2. Layer Infiltration type, associated with Upper Neogene sedimentary rocks.

A radiometric survey of a portion of the License Area was carried out in 1949. Between 1949 and 1951 the Suek Exploration Team covered a portion of the area (6-85-B.Г) with geological survey at 1:100,000 scale with some radiometric readings. Between 1955 to 1956 the Djumgal Exploration Team (the "**Team**") carried out a geological survey with radiometric measurements over the 6-84-Г area. As a result of the above work, high radioactivity associated with granites was identified and 47 hydro-samples were collected and analyzed which demonstrated the presence of uranium and radon.

In follow-up, the Kensuy Exploration Team of Kamenskaya Expedition ("**First Glavk**") carried out exploration in the Kokomeren License Area from 1957 to 1959. However, the Team concentrated its efforts on separate ore showings and anomalies. No topographic maps of the area were available at that time, making it impossible to complete a structural analysis and remotely investigate the potential continuity of uranium mineralization along the structures.

Between 1960 and 1961, the Orto-Kuganda Exploration Team of Kamenskaya Expedition discovered 5 uranium deposits within the area.

Between 1964 and 1966, a systematic exploration approach was applied to the massive accumulation of data regarding points of uranium mineralization and surveys. As a result of a database study, it was established that uranium anomalies could be classified into three groups:

(i) carboniferous-clay-silica formation of early Palaeozoic age;

(ii) mid-Palaeozoic formation of leucocratic granites; and,

(iii) Jurassic coal-bearing-sandstone formation.

The first group of mineralization is hosted by hydrothermally altered (skarn) schist-limestone rocks. The second group of deposits are located inside massive granitoids and occur in areas of hydrothermal remobilization (sericitization, chloritization, carbonatization, kaolinitization, albitization and limonitization) in areas of feathering faults and fractured zones, pegmatites, and at the contacts of different phases of intrusions. The third group of mineralization is located in layers of coal, coal shales and sandstones.

From 1973 to 1975, the Orto-Kuganda Exploration Team carried out a detailed study of the area between the Orto-Kuganda and Bash-Kuganda rivers. As a result of this work, the system of faults controlling uranium deposits were traced further to the southeast into the area between the Bash-Kuganda and Tugelsay rivers. In this region, the identified uranium mineralization points are associated with the zones of fracturing and zones of hydrothermal changes in granites and syenite dikes.

b. Barskaun License Area

The Barskaun License Area was investigated from 1946 to 1961. During this period, 21 showings of uranium mineralization and about 250 radiometric anomalies were discovered. Most of the showings were investigated not only from the surface, but down to approximately 300 meters depth. Sub-surface work included diamond drilling and the driving of exploration adits.

The first indications of high radioactivity of the rocks within the region were identified as early as 1929 when the expedition of the Academy of Sciences of the Soviet Union crossed the Central Tien Shan Mountains. Follow-up efforts in 1934 triggered the discovery of several lead ore showings.

In 1946, the South Issyk-Kul Geological Expedition carried out uranium exploration in the area. This effort resulted in the discovery of the Dzhilskoye uranium deposit associated with the Jurassic coal beds. This deposit was rapidly put through grade control studies and mining commenced in 1948.

After this initial success, a number of expeditions became active in the area, namely from All Union Geological Institute (St. Petersburg). The efforts of these expeditions concentrated primarily on identifying the same Jurassic coal-hosted uranium mineralization. Ms. Goretskaya of All Union Geological Institute suggested that uranium mineralization may also be connected with the intrusions of leucocratic granites, and predicted large-scale uranium deposits would be discovered in association with these granitic rocks.

From 1950, in a non-systematic fashion, a number of uranium mineralization points were discovered in the Barskaun area. In 1954, the existing database was analysed and a conclusion was reached that uranium mineralization is controlled by the structure of the north-south oriented South Issyk-Kul Folding Zone. From 1955, points with high uranium content were being established from some of the river bottom sediments.

In 1959, the area was covered by an airborne gamma survey of the Kamenskaya Expedition (First Glavk). This survey identified a number of strong anomalies, most of which were located in and around the granitic rocks. While some of these anomalies were ground truthed with trenching and drilling in 1960 and 1961, some of the targets have yet to be followed up.

Geological Setting

a. Regional Geology and Structures

The geology of Kyrgyzstan is dominated by the complex sequences that comprise the Tien Shan mountain belt, itself forming the south-western part of the much larger Urals-Mongolian fold belt. The mountains form an arc that transects the country from west to east, with sub-parallel ranges separated by intermountain basins and valleys. The Ferganskiy Range in south central Kyrgyzstan extends in a northwest-southeast direction, and marks the divide between the principal tectonic blocks that are separated by a major regional fault, the Nikolaev Lineament. This lineament divides the Tien Shan into two regions. In the north, the Northern Tien Shan comprises folded Caledonian sequences, whereas south of the lineament younger Hercynian rocks occur. This area of the country can be further subdivided into the Central and Southern Tien Shan on account of their differing geological history.

Broadly, this part of Kyrgyzstan belongs to the Tien Shan compression zone which resulted from the closing of the Palaeozoic Tethys Ocean. The terrain is dominated by folded sedimentary and metamorphic sequences which were repeatedly intruded by Palaeozoic granites. Mineralization is usually associated with these intrusive and post-intrusive events (i.e. hydrothermal remobilization).

The region identified today by the Tien Shan Mountains lies in a zone in which crustal movements have taken place since the Archaean. In consequence, it contains a wide variety of igneous, sedimentary and metamorphic rocks, formed at different periods under different geological conditions. The mechanism of fold belt formation varied from time to time, with the northern section showing clear signs of polycyclic fold development, in which the Caledonian cycle was predominant, while in the Central Tien Shan, Hercynian-age structures dominate in a two-stage process. Further to the far south and west, single-stage Hercynian folding took place in rocks associated with the palaeo-Tethis Ocean, while those to the north originated in the Asian palaeo-ocean.

A clear distinction can also be drawn between the intensely complex pre-Mesozoic rocks, which form the core of the modern Tien Shan mountains, and later Mesozoic-Cainozoic rocks, mainly of continental sedimentary origin, that fill the basins between the mountain ranges. Carboniferous and Permian-age sediments and basalts thus occupy parts of northern Kyrgyzstan.

b. Property Geology

i. Kokomeren License Area

The Palaeozoic stratigraphy underlying the central part of the Kokomeren License Area is represented by Cambrian Dzholkol schists and marbles (~600 m thick) and Iritor porphyries (~1500 m thick). Overlying the Cambrian rocks are Ordovician sandstones and shales (~2000 m thick), which comprise a major portion of the Dzhumgal Ridge southern slopes. Carboniferous conglomerates, gravelites and sandstones (~1000 m thick) are transgressive onto Ordovician granites. Silurian intrusives develop in stockwork zones and dikes, cutting the Ordovician granitoids. Devonian rocks are represented by effusive rocks of felsic and mafic affinity, interlain with pyroclasts (~1200 m thick) and by a characteristic dark grey to purple succession of porphyries, tuffaceous conglomerates and sandstones (~100-120 m thick). Intrusives of the Caledonian age are subdivided into the Upper Ordovician and Silurian Groups.

Upper Ordovician intrusives are represented by 'old' diorites, quartz diorites, gabbro diorites, gabbro suite and 'young' porphyritic granites, granodiorites and tonalites, which comprise the main parts of the Dzhomgoltay and Oygang massive intrusions.

The Tertiary sequences, represented by Pliocene breccias, conglomerates, clays and dolomites (~1000 m thick), are restricted to the Dzhumgal depression. Quaternary alluvials, deluvials and proluvials are typical features of river valleys, modern depressions and slopes. Veins, lodes and pods of several phases and generations result in intricate assemblages of various sizes, form and composition.

In terms of tectonics, the Kokomeren License Area lies within the Tien-Shan orogenic belt, which is a complex folded system developed on the site of the closed Palaeozoic Tethys Ocean during Variscian and Caledonian stages, producing main plicate structures and regional fault zones. Some structural forms were modified during Hercynian and Alpine stages mainly resulting in longitudinal regional structures and multiple thrusts of up to 20 to 30 meters in amplitude. The latter are usually expressed as brecciation fracture zones followed by in-fill quartz-carbonate veins.

Four areas with identified uranium mineralization on the Kokomeren License Area are discussed further below, namely:

1. Area K1 (Orto-Kuganda)
2. Area K2 (Kokomeren);
3. Area K3 (Oygaing); and,
4. Area K4 (Zaoblachny).

ii. Barskaun License Area

In terms of stratigraphy, the Barskaun License Area is almost totally underlain (95%) by an extensive intrusive complex and is locally overlain by Palaeozoic-Neogene sediments. Most of the area comprises dark-grey Ordovician granite and granodiorites of the Terskey instrusive with subordinate diorites and quartz diorites.

In the Barskaun River and the Bugumujuz River valleys, small bodies of gabbro and gabbro-diorites occur. Light grey, grey pink and rarely, red Silurian granites are other significant intrusive types and these usually form vast stocks and dikes that follow the regional fracture zones. Late Palaeozoic, diminutive intrusives are represented by granophyres, granite, porphyries, leucocratic granites, diorites and lamprophyres.

In terms of tectonics, the entire Barskaun licence area is transected by several sub-parallel regional fractures. Theses are generally expressed as vertical structures, 10 to 120 metres in width and comprised of severely crushed rocks with late dikes and veins. All known instances of uranium mineralization within the License Area are confined to these fracture zones.

Four areas with identified uranium mineralization on the Barskaun License Area are discussed further below:

1. Area B1 (Tepshi)
2. Area B2 (Tossor);
3. Area B3 (Baltyrkan); and,
4. Area B4 (Barskaun).

Mineralization

The major, primary ore mineral of most uranium deposits is uraninite (UO_2) or pitchblende ($U_2O_5 \cdot UO_3$; better known as U_3O_8), though a range of other uranium minerals are found in particular deposits. Accessory uranium minerals include carnotite (uranium potassium vanadate), the davidite-brannerite-absite type uranium titanates, and the euxenite-fergusonite-samarskite group (niobates of uranium and rare-earth elements). A large variety of other uranium minerals are known, such as gummite (a general term for mixtures of various secondary, hydrated uranium oxides with impurities), hydrated uranium phosphates of the phosphuranylite type (including autunite, magnesian saleeite and torbernite) and hydrated uranium silicates such as coffinite, uranophane (with calcium) and magnesian sklodowskite.

a. Kokomeren License Area

Two main types of uranium mineralization occur in the Kokomeren License Area:

(i) hydrothermal (fracture infiltration type) associated with Upper Ordovician and Silurian granites; and,

(ii) exogenous infiltration (layer infiltration type) confined to Upper Neogene sedimentary depressions.

Within the entire Kokomeren License Area, uranium mineralization occurs as fracture-infiltration type, associated with Upper Ordovician and Silurian granites, and layer-infiltration type, associated with Upper Neogene sedimentary rocks. Most of the uranium mineralization is associated with zones of tectonic faults and brecciation in fractured Caledonian age granites, with alteration that includes pyritization and limonitization.

i. Area K1 (Orto-Kuganda)

The K1 area is situated in the middle-stream of the Orto-Kuganda River, which is a right tributary of the Dzhumgol River. Approximately 85% of the K1 area is underlain Late Ordovician and Silurian granitoids; the remaining 15% (the north-west of the area) is composed of Upper Devonian to Lower Carboniferous volcanics (basalts, andesite-basalts, andesites, dacites, rhyolites, their pyroclastic varieties and ash tuffs) overlying Early Devonian intrusive rocks.

The Late Ordovician and Silurian granitoids form the Kuganda granitic instrusive, which includes pinkish-grey porphyric granites and granodiorites. These rocks are intruded by stock-like body of relatively late, equigranular leucocratic granites. The latter are, in turn, cut by aplitic granites and lamprophyres.

The granitic rocks are cut by a number of fault and deformation zones, with the majority of them striking north-west and north-east. One of the most pronounceable northwest-striking structures, known as the 'Sai Rudnui Fault', is traceable through the south-central part of the K1 area. This fault is represented by thick (10-30 m) zone of brecciation and intense hydrothermal alteration (sericitization, kaolinization and patchy silicification) of leucocratic granites. The fault zone strikes at 290° and steeply (75° to 85°) dips to the south-west. This fault zone was traced along strike for at least 4.5 to 5 km.

The Sai Rudnyi Fault is adjoined by another large northwest-striking fault zone called the Main ('Glavnyi') Fault. This structure incorporates a number of sub-parallel, en-echelon zones of brecciation, fracturing and intense hydrothermal alteration (small veins and veinlets of quartz, barite and calcite, locally with sulphides). The Sai Rudnyi Fault strikes 300° to 320° and steeply (75° to 90°) dips to the south-west. This large tectonic structure hosts the majority of uranium mineralization of the Orto-Kuganda uranium deposit.

The major system of northeast-striking faults intersecting the Kuganda granitic instrusive control two most pronounced mineralized sectors, namely, the Orto-Kuganda uranium deposit and the Eastern Orto-Kuganda sector situated south-west of the Orto-Kuganda deposit, as well as a number of relatively smaller geochemical and radioactive anomalies.

The Orto-Kuganda uranium deposit is represented by series of sub-parallel mineralized zones formed in local brecciation and fracturing zones superimposed over the granite intrusive and accompanied by intense hydrothermal alteration (sericitization, kaolinization, silicification, etc.). These zones bear locally intense uranium and sulphide mineralization.

The Eastern Orto-Kuganda sector is situated immediately south-east of the Orto-Kuganda deposit and represents further continuation of its mineralized structures. It covers series of brecciation and fracturing zones some 5 to 15 m thick, accompanied by intense hydrothermal alteration (including potassic fedlsparization and kaolinization). Ground radiometric survey reading of these zones are up to 40-50 mcr/h, with background values of 25-30 mcr/h. Rock sampling has returned minor uranium values (0.0001% to 0.001% U). The diminished values may be attributable to supergene leaching of uranium; primary mineralization may be expected at greater depths, similar to the zonation encountered on the Orto-Kuganda deposit.

Aside from these two major mineralized sectors, the K1 area incorporates a number of other, mostly unexplored geochemical and radioactive anomalies including those identified by AlpProject in 2006.

1. The Orto-Kuganda Uranium Deposit

The Orto-Kuganda (OK) uranium deposit was explored in the late 1950's to early 1960's and represents the only uranium object on the Property for which C_2 category resources (FSU classification) have been calculated on the basis of exploration results. The deposit is centered at the approximate coordinates 466,675 mE and 4,658,850 mN.

The C_2 category resources calculated in 1961 for the OK uranium deposit are reported as follows:

- ***92,050 tonnes @ 0.127% U;***

- ***116.9 tonnes U (136.8 tonnes U_3O_8) total.***

The resources were manually calculated utilizing a sectional polygonal method. The cut-off grade was reported to be 0.093% U and the average thickness of lenses 2.41 meters. ***FSU classified reserve and resource figures presented in the Technical Report have not been verified by CCIC or Tau Mining; such reserve and resource figures are not compliant with NI 43-101, are considered historical and should not be relied upon.***

The OK deposit is located at an absolute elevation of 2000 to 2800 meters, above the east bank of the Orto-Kuganda River. The deposit was discovered by the Kensu Exploration Team in 1959; subsequent exploration work on the deposit (completed 1959 to 1961) includes the following:

- 2227 m of underground aditing;
- 3649.6 m of underground diamond drilling;
- 3550.3 m of trenching; and
- 12136 geochemical samples.

The OK uranium deposit is represented by series of sub-parallel mineralized lenses hosted within brecciated and fractured zones of the Kuganda granitic intrusive. The uranium and sulphide mineralization is associated with intense hydrothermal alteration (e.g. sericitization, kaolinization and silicification). Exploration work subsequent to the original discovery has identified sub-parallel mineralized zones which occur in branches to the Main Fault that is host to the OK deposit.

Several adits were driven to explore the OK deposit from above the east bank of the Orto-Kuganda River. Adits 1 and 3 intersected the OK deposit. Adit 1 (2257 m ASL) cuts the deposit 20 to 70 meters below the surface and Adit 3 (2115.8 m ASL) cuts the deposit at 140 meters below the surface. The exploration revealed higher grade lenses of uranium mineralization lie within a broader zone of structurally controlled mineralization hosted within mylonitized granites. The mineralized lenses intersected in Adit 1 were reported as traceable for 75 m along strike, with an average thickness of 1.41 metres and an average grade of 0.062% U. The highest grades (0.078% U over 2.25 m) were encountered in the central part of the ore body.

The mineralized zone intersected in Adit 3 as traced for 52 meters along strike. The average grade was determined as 0.147% U with an average thickness of 2.73 meters. The mineralized intervals are hosted strongly altered granites (e.g. silicification, sericitization and chloritization) containing abundant quartz, pink calcite and purple fluorite veining. Disseminated sulphides are locally abundant and include pyrite, chalcopyrite, galena, molybdenite and bornite. The highest uranium grade was encountered in drilling chamber and was reported as 0.169% U over 3.5 m.

On the basis of the exploration results obtained in the early 1960's, it was concluded that the ore bodies encountered at the Orto-Kuganda uranium deposit are represented by flat lenses of 1 to 4 meters in thickness and up to 50 to 70 meters in length along strike. In vertical projection, these ore bodies form a single, northwest plunging column. The total down-dip extent of the ore column from the surface to Adit 3 level is approximately 200 to 260 meters. The uranium mineralization was not tested beyond 30 meters below Adit 3 level, as the base level of the Orto-Kugnda River lies in this proximity.

Uranium mineralization in the OK deposit is characterized by uranophane, curite, schrekingerite, kasolite, cuprosklodovskite, paraskupite, vandenbrandite, soldiitre and gialite. The uranium minerals typically occur as thin crusts along fracture planes or in brecciated zones.

ii. Area K2 (Kokomeren)

The K2 area is situated on the left and right banks of the Kokomeren River. The area is underlain by Late Ordovician granites and granodiorites, which are cut by a large, northwest-trending fault zone accompanied by numerous supplementary fracturing and deformation zones which strike north-northeast/south-southwest. These northwest-trending faults are intersected by concealed transverse (northeast-trending) faults, forming a large fault intersection zone. Most of the uranium mineralization known within the K2 area occurs within or proximal to this fault intersection zone.

The northwest-trending fault zone is traceable for approximately 14 km along strike and is accompanied by discontinuous showings of uranium mineralization, generally associated with local intersections by transverse faults. This fault zone is represented by a number of sub-parallel fracturing and deformation zones striking north-northeast/south-southwest and dipping to the south-west at 70° to 80°. These zones are accompanied by intense potassic alteration of the host granitoids. The thickness of the alteration is approximately 500 to 550 meters. Some fracturing zones contain quartz and quartz-sulfide veins. Distally, this wide fault zone is transected by northeast-trending Alpine faults.

The entire K2 area covers a large airborne radiometric anomaly (4 km by 18 km in area). Geochemical sampling of underground waters has revealed elevated uranium contents varying from 1 to 75 γ/L (corresponding to 0.1×10^{-5} to 7.5×10^{-5} g/L U).

The K2 area incorporates 15 known occurrences of uranium mineralization. Four of them (# 76, 77, 79 and 80) are relatively larger and are represented by mineralized lenses, with average grades and thicknesses of

(i) 0.38% U over 1.25 m;
(ii) 0.104% U over 1.0 m;
(iii) 0.048% U over 1.75 m; and
(iv) 0.058% U over 0.4 m.

The showings are associated with zones of intense hydrothermal alteration (albitization, chloritization, hematitization and limonitization) of granitoids that has occurred close to the fracturing zones.

Uranium Showing 76 is located along the east bank of the Kokomeren River, at an absolute elevation of 2100 meters. It is underlain by upper Ordovician granites which have been intensely fractured and altered (albitization, silicification, pelitization and chloritization). The main structure is a north-south striking tectonic zone accompanied by feathering faults, one of which is associated with uranium mineralization. Close to the showing is a dike of syenite-porphyry ranging from 0.3 to 0.4 meters in thickness and striking up to 25 meters.

An exploration adit was completed with sampling along four intersections; the average uranium grade was reported to be 0.38% U, with a maximum value of 0.76% U. The mineralized zone was reported to be from 40 to 45 meters long and 1.0 to 1.5 meters thick. Other elements forming elevated concentrations include phosphorus (0.03-0.3% P_2O_5), tin (0.05% Sn), cerium (0.01-0.03% Ce), molybdenum (0.01% Mo), and zinc (0.26% Zn). These are not calculated true widths.

iii. Area K3 (Oygaing)

The K3 area is located in the basin of the Oygaing River (left tributary of the Kokomeren River) and covers a large, north-east elongated graben-syncline depression which is composed of Neogene and Quaternary sediments. These sediments overlie Late Ordovician and Silurian granitoids which outcrop outside the depression and are represented by porphyric biotite granites and granodiorites. Pre-Cambrian meta-sedimentary and meta-volcanic rocks are locally present. The Late Ordovician granitoids are intruded by small stocks of Silurian leucocratic granites, gabbros and gabbro-diorites.

The Neogene and Quaternary sediments which compose the Oygaing depression form a large syncline fold, or graben-syncline; its long axis possibly follows the general strike of an early, large northeast striking fault zone. The depression is terminated by the Dzhumgol fault to the north-west, and by the Oygaing thrust-fault to the south-east. Further south-western extensions of these northeast-trending fault zones are observed within the K2 area.

The largest fault, which formed during Alpine tectonic re-activation of the territory, is the Oygaing fault. This northeast trending fault traces along the left bank of the Oygaing River; further south-west, it crosses the Kokomeren River and extends further along the Chon-Boobek River.

The K3 area is 2 km wide and extends for approximately 12 km along strike; however, the potential strike length of the area corresponding to the Oygaing Neogene. depression exceeds 20 km. The total width of the Oygaing depression varies from 1.5 km to 4 km.

According to historic reports, the basal section of the Neogene sediments within the depression are represented by finely-fragmented granite breccias. These layers are overlain by thick sequences of intercalating clay, mudstones and grey to greenish-grey, fine-grained arcose sandstones, with minor layers of brown gravelites and sandstones. The uppermost parts of the section are represented by clays and mudstones with gypsum layers up to 0.4 m thick. The thickness of individual beds within this section varies from 0.1 to 6 m. The total thickness of the Neogene sediments package is approximately 400 m.

Uranium mineralization within the K3 area is hosted by Neogene limestones and gravelites. It is believed by local geologists that uranium mineralization within the K3 area belongs to the layer-infiltration type. The presence of up to 4 mineralized layers within the 400 m thick Neogene sequence is also suggested.

The possible presence of uranium mineralization at some depth is supported by elevated uranium content in underground waters: according to historic water sampling in the area, the uranium contents range from 1 to 65 γ/L (0.1×10^{-5} to 6.5×10^{-5} g/L). Historically, a large radio-hydrochemical anomaly (uranium and radon) in underground water has been outlined in the K3 area.

The K3 area incorporates the only occurrence of uranium mineralization known as Showing # 78 (also known as the Ulgu occurrence, cf. Bardin et al., 1961). It is located along the west bank of the Oygaing River, at absolute elevation of 2,550 meters. Mineral Showing 78 is underlain by layers of Neogene limestone, dolomite and gravels. The rocks have roughly north-south strike and dip to the east at 20° to 25°. Elevated radioactivity, which is understood to be related to limestone layers and adjacent mudstones, varies from 60 to 200 γ, with the background values of 30 γ. The thickness of the radioactive horizon varies from 1 to 2.5 meters and is traceable along strike for approximately 900 meters. Distribution of the γ-activity is quite uniform both along strike and across thickness. On the basis of five intersections from a total of 46 channel samples, uranium contents vary from 0.003 to 0.023% U. Weighted-average grade over the thickness of 2 to 4 meters varies from 0.006 to 0.009% U.

According to local geologists, Neogene sediments composing the K3 area and other similar depressions in Tien Shan were not originally considered as prospective targets for uranium mineralization and were therefore not adequate evaluated.

iv. Area K4 (Zaoblachny)

The K4 area is situated in the upper stream of the nameless left tributary of the Karakol River, at absolute elevations exceeding 4000 meters. The area covers a sector composed of Late Ordovician and Silurian granitoids. The granitoids are intersected by a wide, northeast-trending fault zone –possibly representing a northeast extension of the tectonic zone in the K1 area which controls the Orto-Kuganda uranium deposit and a number of related uranium occurrences.

The Zaoblachnyi mineralized field incorporates 3 known occurrences of uranium mineralization. All of these occurrences are found in the fracturing and deformations zones corresponding to the larger northeast-trending fault zone; all are localised in strongly fractured granitic rocks which have been subjected to intense hydrothermal alteration (pyritization, limonitization, etc.). Uranium grades reported at these occurrences range from 0.011% to 0.312% U; the average thickness of uranium-bearing mineralized zones is 0.8 m.

b. Barskaun License Area

Two main genetic types of uranium mineralization occur in the Barskaun Licence Area:

(i) hydrothermal (fracture infiltration type); and,
(ii) exogenous infiltration (layer infiltration type).

The fracture infiltration type is specifically represented by uranium mineralization related to leucocratic granites of the Late Palaeozoic, where re-mobilization and re-deposition of the mineralization by meteoric waters has occurred.

Uranium mineralization of the intrusive-related type is most widespread in the Barskaun License area. Evidence for hydrothermal origin is indicated by the presence of intense hydrothermal alteration – including sericitization, chloritization, silicification, albitization, hematitization, carbonatization, and potassic-feldsparization. Sericitization and chloritization are most typical. Gangue minerals include carbonate, quartz; locally, fluorite and barite form small stringers and cloths. Other minerals include galena, chalcopyrite, bornite, chalcocite, rare sphalerite and pitchblende.

Historic reports have suggested that the intrusive-related uranium mineralization in the Barskaun license area is of Hercynian age; therefore, the mineralization may be related to alaskite granites and granite-porphyries, which are characterized by hypabissal conditions of formation and shallow erosion level.
The Barskaun License Area is situated within east-west striking Southern Issyk-Kul zone of deep-seated faults which were originally established during the Caledonian and Hercynian epochs, and re-activated during the Alpine epoch. During the Alpine epoch re-activation, intense tectonic movements, combined with climatic and hydrogeological conditions, caused leaching and removal of uranium. Local geologists have suggested supergene enrichment may be expected at depths below which free oxygen does not occur.

The Barskaun License area incorporates more than 20 significant uranium occurrences, as well as a large number of radiometric and geochemical anomalies which were investigated between 1954 and 1961.

While the north boundary of the Barskuan License Area lies proximal to Issyk-Kul and parkland that protects it, CCIC is not aware of any environmental restrictions that limit exploration activity (under License Agreement N2, Tau Mining remains obligated to completed a significant amount of exploration by April, 2008). The understanding of CCIC is that uranium exploration successes would be welcomed by the Kyrgyz Government, as they would be of great benefit to the Kyrgyz people and their economy.

i. Area B1 (Tepshi)

The B1 area is situated west of the Toss River, and is underlain by a large instrusive of Late Ordovician granitoids including porphyritic and leucocratic granodiorites and granites, which are intersected by aplite granite and lamprophyre dikes. The area is cut by a large number of sub-parallel roughly east-west trending fault and deformation zones. In addition to these faults, a north-west trending fault system is also well pronounced. The B1 area incorporates Tepshi and several other uranium occurrences as well as a number of radiometric and geochemical anomalies.

The Tepshi uranium occurrence is situated on the southern slope of the Tepshi mountain, at an absolute elevation of 2600 to 2700 m ASL. The area was explored between 1959 and 1961 by trenching (2300 m^3), small pits (56 m), adits (120 m), ground radiometric survey (6500 readings), and detailed geological mapping.

The area of the occurrence is underlain by Late Ordovician porphyritic granodiorites and quartz diorites. Its structural position is determined by the presence of the Bugutu-Tepshi fault, which likely represents a feathering structure of the larger Bugumuyuz Fault. The hanging-wall (northern) side of the Bugutu-Tepshi fault is complicated by a series of lesser fault zones. One of these lesser faults occurs along a contact of quartz diorite and granodiorite intrusives, strikes east-west, dips to the 50° to 60° to the north, and is represented by a moderately-thick (3 to 3.5 m) brecciated zone. The area where this lesser fault intersects the Bugutu-Tepshi fault is characterized by the presence of uranium mineralization (showing B1-A) occurring along approximately 150 m of its strike length. Although visible uranium mineralization is not observed, uranium grades from channel samples vary between 0.008% and 0.040% U over 0.3 to 0.5 m.

In order to evaluate showing B1-A at depth, an adit (20) was driven for 40 m, approximately 12 meters below the surface outcrop. The adit intersected the mineralized fault zone over 4 m thickness and sampling returned 0.011% to 0.012% U over 1.0 m.

In the foot-wall of this mineralized zone, another zone of brecciation, hydrothermal alteration and uranium mineralization was identified (showing B1-B). Showing B1-B incorporates sectors of strong chlorite-sericite alteration marked by elevated radioactivity (150 to 700 γ) and contains uranium mineralization represented by fracture-filling kasolite. Malachite, azurite, and limonite are also present in small amounts. Uranium grades were reported to vary from 0.013% to 0.037% U over 0.3 to 0.5 m; a single sample was reported at 0.185% U over 1.0 m.

In order to evaluate showing B1-B at depth, an adit (22) was driven for 25 m, approximately 10 meters below the surface outcrop, and a small 5.8 m deep pit was excavated. The small pit and the adit intersected the mineralized fault zone; sampling of the pit returned up to 0.012% U over 0.35 m; sampling of the adit returned up to 0.022% U.

Approximately 60 m south of the showing B1-A, another east-west-striking zone (showing B1-C) of strong hydrothermal alteration (sericitization, chloritization) was identified. Showing B1-C was reported to be traceable for 150 m along strike with a thickness of 0.8 to 4 m. Uranium mineralization at showing B1-C was also reported to be represented by kasolite. Uranium grades vary from 0.011% to 0.043% U over 0.7 to 0.8 m.

In order to evaluate showing B1-C at depth, an adit (21) was driven for 34 m. The adit intersected the associated alteration zone over 2 m of thickness; however, no significant mineralization (uranium or sulphide) was observed. These are not calculated true widths.

ii. Area B2 (Tossor)

The B2 area is located on both banks of the Toss River and on the east bank of the Bugumuyuz River. The area is underlain by a large intrusive of Late Ordovician granitoids including porphyritic and leucocratic granodiorites and granites, which are intersected by aplite granite and lamprophyre dikes. The area is cut by a large number of sub-parallel roughly east-west trending fault and deformation zones. These faults include the Tegerek-Sugetty and Bugumuyuz faults, which are represented by zones of brecciation and fracturing, often accompanied by intense hydrothermal alteration (e.g. albitization, chloritization and serpentinization) of the host granite rocks.

The B2 area incorporates a large number of uranium occurrences including Tossor-1, Diplomnoe, Koen-sai, Sugetty, Tokson-Bulak, Southern Tossor as well as a number of other occurrences, and geochemical and radiometric anomalies.

The Tossor-1 uranium occurrence is situated on the right bank of the Tossor River valley. The occurrence was investigated 1959 to 1960 via the drilling of numerous holes and the driving of several adits. The occurrence is localized in the zone of the large Tegerek-Sugetty fault. In the hanging-wall side of this fault zone, a fracture zone bearing supergene uranium mineralization (kasolite) was identified. Uranium concentrations in this zone vary from 0.4% to 0.46% U over 0.5 m. An adit driven to explore this mineralized zone intersected another, east-west striking mineralized zone. Drill holes targeting deeper horizons of these zones as well as the foot-wall of the major controlling fault intersected wide intervals of elevated radioactivity – 40-280 γ, with background values of 20-30 γ. In some cases, geochemical halos of barium, zirconium, lead and molybdenum (possible pathfinders for uranium) were identified.

The Southern Tossor uranium occurrence is also situated in the Tossor River valley, north of its junction with the Vostochnyi (Eastern) Kurumdu River. The occurrence was investigated 1960 to 1961 by trenching (1,000 m^3), small pits (9 m), adits (496 m), surface and underground drilling (1271 m and 41 m, respectively), detailed geological mapping and ground radiometric surveys (3600 readings).

The occurrence area is underlain by Late Ordovician porphyritic granodiorite intruded by Silurian leucocratic granite and east-west-trending aplite dikes. The area is covered by overburden.

The granitoids are cut by two major tectonic zones. This first zone is an intensely brecciated and mylonitized granodiorite accompanied by concordant calcite stringers. Hydrothermal alteration includes intense albitization, weak sericitization and chloritization. The zone strikes north-northeast (20° to 40°) and dips northwest at 30°. The thickness was reported to be 0.6 to 1.5 m, and the zone was traced along strike for 55 m until terminated by overburden cover. Uranium mineralization is represented by beta-uranotile, skupite, uranium hydroxides closely associated with calcite stringers and pyrite dissemination. Channel samples from the mineralized zone returned elevated concentrations of barium and strontium (up to 0.1 to 0.3%) as well as lead, molybdenum, and copper. Uranium mineralization is irregularly distributed: in particular, in channel samples taken on surface, uranium grades vary from 0.001% U to 0.311% U (in some samples, up to 0.45 to 0.8% U over 0.5 to 0.75 m). The highest uranium grade was recorded in the junction sector of the first zone and the northwest-striking zone of fine fracturing, where the thickness of the mineralized interval sharply increases. A weighted-average uranium grade in one intercept from this zone was reported to attain 0.33% U over 2.95 m. On surface, the average uranium grade for Zone 1 is 0.24% U over 1.4 m (four intersections along 30 m of strike length).

The second major tectonic zone is situated 40 to 55 m west of the first, and its 2.5 m thickness was traced for 340 m along strike. Locally, in junction sectors with feathering fractures, its thickness increases up to 8 m. This zone strikes roughly north-south and dips to the west at 50° to 65°. The zone is represented by fractured, locally brecciated and mylonitized rocks, and is accompanied by intense hydrothermal alteration (e.g. hematitization, sericitization and chloritization).

Approximately 50 m west of Zone 1, a system of shallow-dipping small zones and fractures occur in granodiorite. Uranium contents vary from 0.03% U over 0.7 m to 0.09% U over 0.1 m; in one intercept 0.754% U over 0.5 m was reported. The weighted-average uranium grade in a zone intersected by a channel (1641) was reported to be 0.287% U over 1.4 m. This mineralized structure cuts across Zone 2 and locally coincides with Zone 2 along strike causing an apparent elevated uranium grade in Zone 2.

To evaluate the down dip level of the mineralization, an adit (19) was driven at an elevation 1973.7 m and for a distance of 207 m. This adit intersected Zone 1 along with feathered and fractured zones which indicated a north-northeast strike (20 to 40°) and north-west dip (20 to 40°) of the system. The thickness of the mineralized structure was reported to vary from 0.2 m to 0.8 m and be characterized by very complex, irregular shape. Uranium grades were reported as inconsistent and vary from 0.004% to 0.25% U, attaining as much as 1.14% U over 0.35 m in one intercept.

In the foot-wall of Zone 1, a complicated zone of fine fracturing was intersected. This zone was reported to strike north-west (300° to 320°) and dip to the south-west at 35-40°, with an average thickness of 1 to 1.5 m. Uranium mineralization within the zone is represented by uranotile and distributed very irregularly. Uranium content in channel samples was reported to vary from 0.008% to 0.103% over 0.5-0.6 m, in some cases attaining 0.210 and 0.49% U over 1.0 and 0.45 m. The average uranium grade in the zone is 0.101% U over 1.14 m.

In small fracturing zones accompanying the major structure on the hanging-wall site, uranium grade varies from 0.011% to 0.12% U over 0.5 m, increasing locally up to 0.154 and 0.212% U over 0.1 and 0.35 m. These are not calculated true widths.

Overall, the historic data demonstrated encouraging intercepts of uranium mineralization obtained by aditing. However, as stated in the Soviet exploration report, due to the fact that the adit intersected a water-bearing, intensely oxidized part of mineralized zone, further exploration on the adit level was not considered practical.

To investigate the along-strike continuation of Zone 1, drill holes 45, 46, 47, and 48 were completed; however, significant intercepts of uranium mineralization were not encountered. It was concluded on this basis, that total strike length is Zone 1 is approximately 430 to 450 m.

Mineralized intercepts encountered in the adit indicate the vertical extent of the zone as 37 to 125 m from the surface. To investigate the down-dip extension of Zone 1, drill holes 51 and 49 were completed. Hole 51 tested the level 50 to 55 m below the adit, and hole 49 tested the level 110 to 115 m below the adit. Hole 51 intersected intensely fractured granodiorite, with calcite stringers, but no significant radiometric readings were returned by γ-logging. Hole 49 also intersected intensely fractured granodiorite with calcite stringers corresponding to Zone 1. Elevated (up to 115 γ) radioactivity readings were obtained over 2 m of the zone (the average value for the entire hole is 10-20 γ); in addition, this value may have been underestimated, as the drill core recovery rate was only 31% in this interval.

The Diplomnoe uranium occurrence is situated on the west bank of the Toss River at absolute elevation of 1900 to 2200 metres ASL. The occurrence was investigated 1959 to 1960; work completed included a 530 point surface radiometric survey, 42 m of small pits, 3903 m^3 of trenching and 148 m of drilling. Several radiometric anomalies were identified on the southern flank of the occurrence and were thereafter followed up with trenching (15 trenches totalling 403 m^3).

The occurrence area is underlain by cataclased porphyritic granodiorite and leucocratic granite intruded by aplite granite and felsite-porphyry dikes. The rocks are cut by ten sub-parallel zones of intense fracturing, brecciation and hydrothermal alteration (e.g. sericitization, chloritization and silicification). The zones are traceable for 70 to 150 m along strike and are 0.2 to 0.6 m wide (maximum 1 to 2.5 m); they strike 150-210° and dip 40-80 ° to the north-east, east and south-east. To the south, these structures are covered by overburden; to the north-east they are terminated by a thrust-fault zone.

Six of these ten mineralized zones bear some uranium mineralization represented by kasolite ($Pb(UO_2)SiO_4 \cdot (H_2O)$) and schrockingerite ($NaCa_3(UO_2)(CO_3)3(SO_4)F \cdot 10(H_2O)$); these minerals are irregularly distributed within mineralized zones and are concentrated in sectors of intense silicification. Other minerals include galena, chalcopyrite, bornite, chalcocite, covellite, wulfenite, malachite, chrisocolla, azurite, pyroluzite, and siderite.

Three mineralized zones (1, 2 and 3) bear the most encouraging uranium mineralization. On the surface, these zones were traced for 120 m, 100 m, and 150 m along strike, respectively; their thickness varies from 0.2 m to 0.6 m (rarely up to 1-2.5 m). Average uranium grades (in channel sampling) were reported as 0.07% U over 0.5 m (Zone 1), 0.04% U over 0.22 m (Zone 2) and 0.075% U over 0.6 m (Zone 3). Two small pits intersected Zone 3 at depths of 11 m and 17 m, respectively, returned values of 0.005 to 0.007% U over 0.25 to 0.5 m.

To evaluate Zone 3 at depth, drill hole 33 was completed. No positive results were obtained; instead, a shallow-dipping thrust-fault, possibly displacing and terminating the mineralized zone, was encountered. As a result, it was concluded, that the potential of the northern flank of the Diplomnoe occurrence is limited to some 100 to 150 m from surface.

In 1959, twenty-five radiometric anomalies with intensities of 100 to 1000 γ located in the right bank of the Diplomnoe Creek were identified by a ground radiometric survey. Assessment of these anomalies was conducted by trenching and channel sampling. It was determined that these anomalies were related to small, shallow-dipping zones of brecciation, chloritization, sericitization and weak silicification; these zones were reported to exhibit a variable structural setting and range from east-west to north-south in strike. Uranium mineralization is represented by kasolite, and less often by schrockingerite. Uranium grades vary from 0.06% U to 0.34% U over 0.5 to 1 m. One sample returned 1.15% U over 0.5 m.

It was also reported that the radiometric anomalies and related occurrences of mineralization identified in the right bank of the Diplomnoe Creek remain unexplored.

iii. Area B3 (Baltyrkan)

The B3 area is located between the rivers of Toss and Barskaun and is underlain by porphyritic and leucocratic granites cut by series of sub-parallel (east-west trending) fault and deformation zones. It incorporates a series of uranium occurrences known as the Tamga group of uranium occurrences (in some reports referred to as the Tamga uranium deposit).

The Tamga group of uranium occurrences includes Boltyrkan, 1, Ammonitnoe, 4, 5, Chegedek-1, Chegedek-2 and other occurrences as well as radiometric and geochemical anomalies 54, 55, 59-62, 202-204.

In particular, the Boltyrkan uranium occurrence is situated in the left bank of the Boltyrkan Creek, near its confluence point with the Tamga River, at an absolute elevation of 2250 to 2450 m ASL. The occurrence was originally explored 1959 to 1960.

In the course of the exploration work, significant amount of exploration drilling, aditing and trenching was conducted. This included 1020 m of drilling, 170 m of adits, 1300 m^3 of trenching, 70 m of small pits, readiometric survey (1070 measurements), geochemical sampling (210 samples) and radio-hydro-geological sampling (14 samples).

As with the entire mineralized field, the area of the Boltyrkan occurrence is underlain by porphyric granitoids which have been intruded by small, east-west striking aplitic dikes. The occurrence is localized in the zone of the Boltyrkan fault (striking 250° to 260° and dipping to the north-northwest at 70°). The fault zone is represented by cataclased and mylonitized porphyric granodiorite, with local hydrothermal alteration (e.g. hematitization, potassic feldspathization, carbonatization, less intense sericitization and chloritization). On the surface, uranium mineralization is concentrated within two mineralized lenses (northern and southern). The northern lens was traced for 160 m along strike with an average thickness of 0.4 m and an average grade of 0.043% U (by three intercepts). The southern lens was traced for 250 m along strike with an average thickness of 0.63 m and an average grade of 0.65% U (also by three intercepts).

The Boltyrkan occurrence is strongly covered by approximately 15 to 20 m of overburden. In 1959, two adits (16, 17) were driven to depths of 30 to 40 m from surface, and two drill holes (37, 38) were drilled to depths of 70 to 80 m from surface. Although the adits intersected the hosting fault zone, weaker uranium mineralization was encountered (0.013 to 0.018% U).

In 1960, three more drill holes (39, 40 and 42) were drilled to test further down-dip extension of the mineralized fault. At a depth of 90 to 150 m, hole 39 intersected the Boltyrkan fault, which is represented by intensely brecciated, locally mylonitized interval, strongly limonitized, locally sericitized, chloritized and silicified. According to the interpretation of γ-logging data, the equivalent uranium grade in this interval locally attains 0.13% over the width of 0.23 m. However, as drill core recovery was 12.5%, no visible uranium mineralization was observed in the drill core.

Hole 40 was drilled to test a deeper level of the Boltyrkan fault (160 to 220 m from the surface), 50 m down dip of hole 39. The hole also intersected the Boltyrkan fault as well as another feathering fault zone in the hanging-wall. Only slightly elevated radioactivity readings were obtained by γ-logging.

Hole 42 was drilled 240 m east-northeast of hole 40 to test the possible junction sector of quartz-sulphide mineralization of the Yuzhnoe occurrence and the Boltyrkan fault. Although the Boltyrkan fault zone was intersected, no sulphide mineralization was encountered.

It was concluded on the basis of the exploration results, that uranium mineralization found in the Boltyrkan fault zone above 120 to 310 m is sporadically distributed. CCIC notes that due to extremely poor reported drill core recovery rates (as low as 12% in some cases) which were often within uranium-bearing intervals, the historical drill results are unreliable (and likely very conservative).

iv. Area B4 (Barskaun)

The B4 area is the eastern-most of the four mineralized fields outlined within the Barskaun License Area. As with the other mineralized fields, it is composed of Late Ordovician-Early Silurian granodiorite and granite intruded by leucogranite and aplitic granite dikes. The area includes a number of primarily east-west striking fault zones; other strike directions are of relatively minor importance.

The B4 area currently includes one uranium occurrence. The mineralization is localized within an extended east-west striking tectonic zone traceable for 1.5 km along strike, with a thickness varying from 100 m to 150 m. This tectonic zone is accompanied by smaller, feathering structures marked by uranium mineralization and intense hydrothermal alteration (e.g. kaolinization, limonitization and feldspathization). The uranium mineralization is represented by kasolite and uranophane. The best intercept was 0.46% U over 1.7 m.

Exploration

AlpProject (on behalf of Tau) begun surface exploration work which included geologic and structural mapping, and radiometric point sampling over select areas of the Kokomeren and Barskaun licenses during 2006. This work was in supplement to data collection and compilation which was begun in 2006. Reporting for this exploration work was in progress at the time of the 2007 Due Diligence study. A summary of work completed by Alpproject on behalf of Tau is presented in Tables 10-1 and 10-2.

Table 10-1. Work completed on the Kokomeren License as of October 25, 2006.

No.	Type of Work	Unit	Total
1	Geological mapping with radiometry (selecting block samples) 1:50000	km	116
2	Geological mapping with radiometry (selecting block samples) 1:10000	km	80
3	The selection of detailed samples routes (in areas of high background radiation)	area	24
4	Clearing of historic trenches	m3	37.6
5	Geochemcial sampling	samples	79
6	Rehabilitation of bridge	ea	1
7	Rehabilitation of trails	meters	1400
8	Detailed radiometry 1:2000	measurements	259

Table 10-2. Work completed on the Barskaun License as of October 25, 2006.

No.	Type of Work	Unit	Total
1	Geological mapping with radiometry (selecting block samples) 1:50000	km	50
2	Geological mapping with radiometry (selecting block samples) 1:10000	km	5
5	Geochemical sampling	samples	150

In addition to the field work completed on the Kokomeren and Barskaun *Licenses* in 2006, Alpproject (on behalf of Tau) began the process rehabilitating and re-sampling Adit 3 at the OK deposit. The process was begun in late 2006.

Drilling

Tau has not carried out any drilling on the properties. Historic drilling (Soviet Era) was completed on some of the properties and this has been discussed in previous sections.

Sampling

Tau has not carried out any sampling on the Property and historic sampling methods are not known.

Details on the previous work have been made available to CCIC; however details pertaining to sample preparation and analysis methods are generally unknown. As historic work was carried out during the Soviet Era, security would have been greater than current western standards for an exploration program. In general, the technical standards of the Russian mining industry meet or exceed western standards.

DATA VERIFICATION

The data presented in the Technical Report has come primarily from reports supplied to CCIC by Tau, through discussions with Tau personnel and its agents familiar with the project and through translated discussions with various geologists (government and independent) located in the Kyrgyz Republic.

i. Site Visit - Bishkek

A site visit was conducted by CCIC personnel between June 5th and 12th, 2006. Dr. Scott Jobin-Bevans (P.Geo.), Managing Director for CCIC Canada, visited the Kyrgyz Republic between June 5th and 8th, 2006 and Mr. Stephen Wetherup (P.Geo.), General Manager for CCIC Canada, visited the Kyrgyz Republic between June 5th and 12th, 2006. The site visit and interviews with various Kyrgyz officials and geologists were arranged by D. Longley-Sinitsyna, acting as representative of Tau. The various maps and technical reports provided by Tau, in addition to public documents that have been reviewed, are listed in the References section.

Scott Jobin-Bevans and Stephen Wetherup reviewed the relevant reports and data at the offices of Tau consultants and government geologists on June 5th, June 7th, June 8th and June 9th, 2006. During the meetings, discussions were held on site and in the office with Dr. Meng Svetlana Vladimirovna (Ph.D. Geology), Dr. Boris Karpachev, Head of the Kyrgyz Methodical Expedition for Geological and Economic Research of State Geological Agency (KMEGER), Dr. A.F. Malyshev, Head of the Geological Party, and Oleg Lopatko, Anatoly Zdadeev and Peter Myltzev of AlpProject, an independent Kyrgyz exploration consulting company.

Scott Jobin-Bevans and Stephen Wetherup visited the Central Scientific Research Laboratory (CSRL), located in Kara-Balta, on June 7th, 2006. At this time, both the analytical laboratory and uranium hydrometallurgical plant were toured. Discussions were held with Dr. Liudmila I. Evteeva, Head of the CSRL, and Alexandr Beljusenko, Director of the OJSC "Kara-Balta Mining Ore Combine" Hydrometallurgical Plant.

Stephen Wetherup held discussions with Gulnara Kalikova and Aicholpon Jorupbekova of Kalikova & Associates law firm in Bishkek on June 8th, 2006. These Kyrgyz attorneys specialize in mining/resource law and have professional contacts with the State geology, environmental and safety agencies in order to facilitate permitting. In addition the law firm have contributed to some amendments to the federal legislations in the matters of resource and mining law. Discussion at the meeting included a review of the Subsoil Law of the Kyrgyz Republic, a review of the exploration permitting process, the requirements to obtain exclusive mining rights, and a review of the tax laws as they pertain to mineral extraction. In addition, aspects of environmental law and liability were also reviewed and discussed.

ii. Site Visit – License Areas

Scott Jobin-Bevans and Stephen Wetherup visited the Kokomeren license area (Orto-Kuganda deposit) on June 6th, 2006 and Stephen Wetherup visited the Barskaun license area (Barskaun permit) on June 11th, 2006. Time constraints prevented site visits to other specific areas within the two license areas. Three independent samples were taken from surface dumps at the Orto-Kuganda deposit and one sample was collected from the Barskaun permit area. The 4 samples were submitted for analyses at the Central Scientific Research Laboratory in Kara-Balta.

iii. Kara-Balta Plant and Central Scientific Research Laboratory

Dr. Jobin-Bevans and Mr. Wetherup, along with D. Longley-Sinitsyna, visited the Central Scientific Research Laboratory (CSRL), located in Kara-Balta, on June 7th, 2006. At this time, both the analytical laboratory and uranium hydrometallurgical plant were toured. Discussions were held with Dr. Liudmila I. Evteeva, Head of the CSRL, and Alexandr Beljusenko, Director of the OJSC "Kara-Balta Mining Ore Combine" Hydrometallurgical Plant. The analytical laboratory is a member of the United Kingdom Accreditation.

iv. 2007 Due Diligence Study

Mr. Kelso, Dr. Soloviev, Dr. Harnois, and Mr. Semthurst visited the offices of Tau Mining, AlpProject, and the State Agency for Geology and Mineral Resources of the Kyrgyz Republic in Bishkek between January 22nd and February 9th, 2007. Discussions were held with Dr. A.F. Malyshev, Head of the Geological Team, Alexander Konykhov, Deputy Minister of Geology at the State Agency for Geology, and Oleg Lopatko, Anatoly Jadeev and Peter Myltsev of AlpProject. The primary objectives of the 2007 Due Diligence study were to conduct an extensive review of historical data and historical resource estimates, and to provide detailed recommendations for exploration approaches on the Kokomeren and Barskaun License Areas.

Conclusions

Tau's target deposit type on the Kokomeren and Barskaun License Areas is the intrusion related and subordinate fracture infiltration associated with granitic plutons such as those that underlie both areas. The potential also exists for uranium mineralization to be re-mobilized into Neogene sediment cover (e.g. at the K3 Area). A large number of anomalies (uranium-geochemical and radiometric) have been identified by historic and current efforts at both License Areas.

The Properties were covered by FSU exploration teams in the 1950s and 1960s. These efforts were designed to target large, readily outcropping bodies of uranium mineralization. Their lack to discover such deposits does not preclude the possibility that undiscovered objects may lie at shallow to moderate depths or that they may laze below the resolution of previous survey coverage (which in many cases was completed on widely spaced grids at 1:500,000 scale).

The opinion of CCIC is that the character of the Kokomeren and Barskaun Licenses and the potential for developing *new mineral targets are of sufficient merit to justify further exploration on the Properties.*

Recommendations

The exploration programs for both the Kokomeren and Barskaun License Areas are to include regional- to detail-scaled exploration (geophysics, mapping, radiometric surveys, etc.) as well as drilling on both preliminary and newly identified targets.

CCIC has reviewed Tau's proposed exploration program for the Kokomeren and Barskaun Licenses and believes the concepts are properly conceived and justified, as the potential for presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan. The opinion of CCIC is that the character of the Kokomeren and Barskaun Licenses and the potential for developing new mineral targets are of sufficient merit to justify further exploration on the Properties.

An exploration program with a budget of CAD $4,430,000 is proposed to further examine the Property. The recommendations and budget are summarized below.

a. Kokomeren Exploration Program

A program of airborne geophysics (Mag, EM, and radiometrics), regional scale geologic and structural mapping with ground-radiometry and sampling at a scale of 1:50 000 to 1:100 000 has been recommended. Target areas identified by the regional work are to be followed up with more detailed work at a scale of 1:5000 to 1:10 000. Drilling will be conducted on targets in the K1 area (proximal to the OK deposit) as well as at newly identified locations in the remaining mineralized areas (K2, K3 and K4). A summary budget of recommendations for the Kokomeren License area is presented in Table 19-1.

Table 19-1. Summary budget of recommendations for the Kokomeren License area.

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	3500 km	$577,500.00
	K1 target area:		
	Geological – structural mapping of 1:5,000 scale with ground-radiometry (estimate square of the sector – 2 km^2)	80 km^2	$25,000.00
	Kokomeren License Area:		
	Geological & structural mapping at 1:50,000 scale with ground-radiometry	300 km^2	$125,000.00
	Geological & structural mapping at 1:100,000 scale with ground-radiometry	650 km^2	$135,000.00
Phase II			
	Geological & structural mapping of detailed sectors at 1:5,000 scale with ground-radiometry	~10 areas	$140,000.00
Phase III			
	Construction of roads	-	$250,000.00
	Construction of drilling pads	-	$250,000.00
	Drilling of established targets in K1 Vicinity	3,000 m	$450,000.00
	Drilling of established targets in remainder of Kokomeren Licence	6,000 m	$900,000.00
		Subtotal:	**$2,947,500.00**

b. Barskaun Exploration Program

A program of airborne geophysics (Mag, EM, and radiometrics), regional scale geologic and structural mapping with ground-radiometry and sampling at a scale of 1:50 000 to 1:100 000 has been recommended. Target areas identified by the regional work are to be followed up with more detailed work at a scale of 1:5000 to 1:10 000. Drilling will be conducted on preliminary and newly identified targets. A Summary budget of recommendations for the Barskaun License area is presented in Table 19-2.

Table 19-2. Summary budget of recommendations for the Barskaun License area.

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	1500 km	$247,500.00
	Delineation of drill targets over the Barskaun License Area:		
	Geological-structural mapping of 5 priority areas, preliminary identification of drill targets (Phase 1)	5 areas	$70,000.00
	Identification of drill targets and drill hole locations (3D modelling)	-	$10,000.00
Phase II			
	Construction of roads	-	$50,000.00

	Construction of drilling pads	-	$10,000.00
	Drilling of established targets	6,000 m	$900,000.00
Phase III			
	Regional & detailed geological – structural mapping with ground-radiometry *(concurrent to drilling program)*	-	$100,000.00
		Subtotal:	**$1,482,500.00**

Total ($ CAD): $4,430,000.00

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The financial information set forth in the table below includes the accounts of Tau and Long Alpha on a consolidated basis. This financial information was prepared in accordance with United Kingdom Generally Accepted Accounting Practice. The selected financial information should be read in conjunction with and is qualified by the audited consolidated financial statements of Tau and the notes thereto attached to the Information Circular as Schedule "F".

	***Period from incorporation on* February 27, 2006 and ending March 31, 2007**
	£
Revenue	Nil
Loss for the year before income taxes	2,883,782
Tax on loss	(1,376)
Net Loss for the Period	(2,885,158)
Basic and diluted loss per share	(0.02)

	As at March 31, 2007
	£
Total Assets	8,188,255
Total Liabilities	1,469,276
Shareholders Equity	6,718,979
Cash Dividends Declared per Share	Nil

Management's Discussion & Analysis

The following discussion and analysis of the consolidated results of operations and financial condition of Tau Mining Limited and its subsidiaries ("the Company") for the period ended 31 March 2007 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the period ended 31 March 2007. This report discusses the Group results unless stated otherwise.

The consolidated financial statements have been prepared in accordance with United Kingdom generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. A note has been prepared reconciling the audited financial statements to Canadian generally accepted accounting principles.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Statements in this document may contain forward looking information. Estimates provided are based on assumptions of future events and actual results could vary significantly from these estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on this forward looking information.

Description of Business

Tau was incorporated in England and Wales as Tau Mining Limited under the Companies Act 1985 on 27 February 2006. The Company is in the business of exploring for minerals and metals. It does not own interests in any producing operations. The Company has a 100% indirect interest in two exploration properties in the Kyrgyz Republic, Central Asia (see Property Transactions and Exploration Section).

OVERALL PERFORMANCE AND RISK FACTORS

In June 2006 Tau Mining began exploration at its Kokomeren and Barskaun properties located in the Kyrgyz Republic. The 2006 exploration program comprised of digitizing historical information, mapping and the re-opening of an exploration adit at the Orto-Kugunda ('K1') historical uranium deposit (FSU) contained within the Kokomeren Licence area.

Like most companies in the mineral exploration business, Tau Mining has no significant cash flow and relies primarily upon equity financings to pay its operating expenses. The rise in uranium prices over the past two years has resulted in increased investor interest in mineral exploration companies. Tau Mining can expect to benefit from this trend should it continue, but like other companies in this sector, would be negatively impacted if commodity prices were to fall again.

PROPERTY TRANSACTIONS AND EXPLORATION

LLC Long Alpha Mining Company Acquisition & Exploration

On 19 May 2006 Tau Mining entered into a share purchase agreement with Long Hill Development Ltd and Dasha Longley-Sinitsyna pursuant to which Tau Mining acquired the issued share capital of LLP Long Alpha Mining Company ('Long Alpha') (a company incorporated in the Kyrgyz Republic) together with certain mining rights (Kokomeren and Barskaun Licenses) in the Kyrgyz Republic in consideration for 50,000,000 ordinary shares of Tau Mining and a non-refundable deposit of £300,000 to be spent in accordance with the agreed schedule. Long Alpha has a 100% interest in these two properties.

The two License Areas, Kokomeren and Barskaun, are situated 92 kilometres south of Bishkek and approximately 250 km southeast of Bishkek, respectively. The Kokomeren Licence Area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. The Barskaun Licence Area, a single block permit, covers 311 km^2 and is located in the Issyk-Kul Lake Region.

The 2006 exploration program comprised of digitizing historical information, mapping and the re-opening of an exploration adit at the Orto-Kugunda ('K1') historical uranium deposit contained within the Kokomeren Licence area.

In 2006, the Company engaged Caracle Creek International Consulting Inc. ("CCIC") of Sudbury, Ontario, Canada to undertake a Due Diligence Review of the Kokomeren and Barskaun License Areas and to complete an Independent NI43-101 Technical Report. This Report was completed on 18 May 2007. The Company agrees with the exploration program proposed by CCIC and a budget of CAD$4,430,000 has been approved to further examine the properties. The 2007 exploration program includes a proposed 15,000m of drilling, airborne geophysics and geological and structural mapping.

Onyx Resources Limited Acquisition

On 20 November 2006 Tau Mining entered into a share purchase agreement with James Alexander Lesser and Daria Longley-Sinitsyna pursuant to which Tau Mining acquired the whole of the issued share capital of Onyx Resources Limited ('Onyx Resources') in consideration for a payment of £500,000 on completion and a further payment of £1,000,000 to be paid upon the occurrence of one of a number of events including admission to trading on any stock exchange of the shares of, amongst other things, Tau Mining or any holding company, subsidiary, affiliate or assignee of the tenements of Long Alpha or any sale of any entity holding subsoil rights in the tenements.

SUMMARY FINANCIAL INFORMATION – Financial Year End 31 March 2007

The following table shows the audited consolidated financial results for Tau Mining:

Period	**Revenues**	**Net Gain (Loss)**	**Net Gain (Loss) per Share**
31 March 2007	Nil	(GBP2,885,158)	(GBP0.02)
	Total Assets	GBP6,718,979	

Tau Mining was incorporated on the 27 February 2006

RESULTS OF OPERATIONS

The consolidated results of operations reflect a loss of GBP2,885,158 for the financial year ended 31 March 2007.

LIQUIDITY AND CAPITAL RESOURCES

At 31 March 2007 the Company had working capital GBP1,721,642. The Company will be using this working capital on its existing Kyrgyz Republic properties, to investigate other opportunities in Central Asia and to support corporate overheads.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

TRANSACTIONS WITH RELATED PARTIES

The Company was charged GBP184,042 for the financial year ended 31 March 2007 by companies controlled by directors of the Company for legal, corporate advisory and capital raising costs & services.

During the financial year ended 31 March 2007, legal costs of GBP88,154 were incurred with a Law Firm related to the Company by a Director.

During the financial year ended 31 March 2007, corporate advisory and capital raising costs of GBP95,888 were incurred with a consulting/advisory firm related to the Company by a Director.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

COMPENSATION OF DIRECTORS

During the financial year ended 31 March 2007 the Company paid GBP202,287 to directors as remuneration for the services they provided as directors of the Company.

BOARD APPOINTMENTS

The Directors of the Company appointed during the financial year ended 31 March 2007 were Mr Paul Summers (Appointed 18 May 2007), Lawyer; Alex Pismiris (Appointed 28 March 2007), Corporate Advisory and David Anthony Argyle (Appointed 28 March 2007), Executive Director.

COMMITMENTS

Tau Mining entered into an executive service agreement with David Argyle on 1 March 2006. Mr Argyle was appointed as executive director. The appointment commenced on 1 March 2006 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Argyle is to be paid a salary of GBP85,000 per annum plus bonus and options and will be provided with accommodation and an office in London.

Tau Mining entered into an executive service agreement with Paul Summers on 1 January 2007. The appointment commenced on 1 January 2007 and is for a fixed term of one year provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least one month's notice of non-renewal. Under the agreement Mr Summers is to be paid CAD2,500 per annum, a daily rate of CAD1,600 per day while working on behalf of Tau Mining outside Australia and will pay his professional rates and those of Summerslegal for professional services and litigation assistance provided.

Tau Mining entered into an executive service agreement with Phil Jones on 10 April 2007. Mr Jones was appointed as Vice-President Exploration & Regional Director – Central Asia. The appointment commenced on 1 May 2007 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Jones is to be paid C$150,000 per annum, will be granted 1,000,000 options and is entitled to an annual bonus of a maximum of C$100,000. In addition Tau Mining agreed to provide accommodation and a daily allowance of US$50 per day to Mr Jones.

The terms of both Mr Argyle and Mr Jones's employment contracts provide that in the event the Company is taken over or subject to a merger and they are not offered full-time employment in the expanded entity they will be paid a sum equal to their annual salary and in the case of Mr Argyle also the amount of his bonus and accommodation costs. In the case of Mr Jones the payment is due if the share price of the merger or takeover is twice or more than twice the IPO price although there is no definition of 'the IPO price'.

SUBSEQUENT EVENTS

Acquisition of Tau Mining Limited (Canada)

On 26 April 2007 the Company entered into a share purchase agreement amended by deed of variation dated 14 June 2007 with Anthony Wonnacott and Tau Canada pursuant to which the Company acquired the whole of the issued share capital of Tau Canada in consideration for £1 and the issue of 45,000,000 ordinary shares of Tau Mining to the holders of warrants in Tau Canada. The warrants in Tau Canada were exercised and Tau Mining issued 45 million ordinary shares on 14 June 2007.

Issue of Tau Mining Options

On 14 June 2007, the directors approved a share option scheme to issue fifty million ordinary shares of one pence each exercisable at five pence per share to directors, officers and consultants. These options expire on 14 June 2009. Total options issued from this share option scheme to directors and senior officers was 20,750,000.

Acquisition Offer for Tau Mining Limited (UK)

On 24 May 2007, Dynamite Resources Limited ("Dynamite") offered via a letter of intent to acquire the Company. The letter of intent states the terms of an offer for 100% of the issued and outstanding shares of the Company.

In exchange for each share of the Company, shareholders will have the option to receive either (i) 1/4 of a Dynamite common share and 1/4 of a Dynamite share purchase warrant, with each whole Dynamite share purchase warrant ("Dynamite Warrant") to be exercisable to acquire one Dynamite common share at a price of Canadian Dollar ('CAD')$1.00 for a period of two years following the closing of the acquisition, or (ii) cash consideration of CAD$0.15 and 1/16 of a Dynamite Resources common share, provided that at least 70 million of the Company shares shall have agreed to accept the cash and share consideration set forth above. Following completion of the acquisition, holders of the Company's options shall be entitled to receive upon the exercise thereof, in lieu of one Tau Mining ordinary share otherwise issuable upon the exercise thereof, ¼ of a Dynamite Resources common share and the exercise price therefore shall be subject to a corresponding adjustment.

RISKS

Tau Mining is currently focusing its operations on the exploration and development of its interest in mineral properties in Kyrgyz Republic.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and Tau Mining's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, commodity pricing, exchange rates the achievement of profitable operations, or the ability of Tau Mining to raise additional financing, if necessary, or alternatively upon the Tau Mining's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values. Tau Mining's mining assets are located outside of the United Kingdom and are subject to the risk of foreign investment, sovereign & political and include increases in taxes and royalties, renegotiation of contracts and currency exchange fluctuations and restrictions.

Although Tau Mining has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee Tau Mining's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, native land claims and non compliance with regulatory requirements.

CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its audited financial statements in conformity with generally accepted accounting principles of the United Kingdom. The Company lists its significant accounting policies in the notes to its audited financial statements for the financial year ended 31 March 2007. The audited financial statements of the Company include a Canadian generally accepted accounting principles reconciliation note.

OUTLOOK

The Kokomeren and Barskaun License Areas are located within the Kyrgyz Republic's Tien Shan Mineral Belt, one of the most prolific uranium provinces in the world. Since exploration began in the 1940's, more than 300 uranium deposits have been recognized along the Tien Shan Mineral Belt. The region's reserves of uranium were originally mined to produce highly enriched uranium and plutonium for use in nuclear reactors and the nuclear arsenal of the former Soviet Union.

A tremendous amount of field data has been collected over the two License Areas by Soviet geologists since the early 1950's through various means, including geological mapping, trenching, detailed grab and chip sampling, diamond drilling, and geophysical and geochemical surveys. By the 1960's, many areas of Kyrgyz Republic had been subjected only to first pass reconnaissance exploration, designed to detect readily outcropping ore bodies. Uranium exploration in Kyrgyz Republic was terminated in the late 1960's due to a political decision to shift production to other parts of former Soviet Union. **Hence, the uranium potential for discovery of significant economic uranium deposits in Kyrgyz Republic remains very high.**

Kokomeren License.

The Kokomeren License Area is situated on the southern slopes of the Dzhumagal Ridge in central Kyrgyz Republic and occupies approximately 939 km2. Within the Kokomeren License lies the Orto-Kugunda uranium deposit. A former Soviet Union C2 category resource, which is considered historical information and is not NI43-101 compliant, was calculated on the basis of exploration results in 1961 and is summarized as follows:

- ***92,050 tonnes @ 0.127% U;***

- ***116.9 tonnes U total (136.8 tonnes U3O8 which equates to > 300,000lbs U3O8)***

The regional structure that is host to the Orto-Kugunda uranium deposit extends for several kilometres in both strike directions and remains, for the most, under-explored. The setting and type of mineralization is analogous to other intrusive-related uranium deposits such as Kok-Moinok in the Kyrgyz Republic, Kyyktal and Charkasar in Eastern Uzbekistan, Dzhantuar (7,154 tonnes U), Koscheka, and Rudnoe in Western Uzbekistan, Rossing in Namibia and the deposits that form the Elkon district in Eastern Siberia (250,000 tonnes U).

Average uranium grades of up to 0.104%, 0.38%, 0.048%, and 0.058% are reported among the dozens of mineralized showings over the Kokomeren Licence Area. A single mineralized zone was reported to be from 40 to 45 metres long and 1.0 to 1.5 metres thick with individual channel samples running as high as 0.76% U.

Barskaun License

The Barskaun Licence Area is situated in the Issyk-Kul Lake Region of eastern the Kyrgyz Republic and occupies approximately 311 km2. The Barskaun Licence Area incorporates more than 20 significant uranium occurrences, as well as a large number of radiometric and geochemical anomalies. Mineralized showings within the License Area have reported uranium grades (in individual channel samples) as high as 0.45% to 0.8%.

CCIC has reviewed Tau's proposed exploration program for the Kokomeren and Barskaun licenses and believes the concepts are properly conceived and justified, as the potential for the presence of significant uranium mineralization including world class deposits remains high in Kyrgyz Republic.

An exploration program with a budget of CAD4,430,000 has been proposed to further examine the Properties

Other Opportunities in Kyrgyz Republic & Infrastructure

Tau Mining is actively pursuing additional properties in the Tien Shan Mineral Belt as well as reviewing opportunities to hold direct and/or indirect equity in a downstream processing facility(s).

Qualified Person

The technical and scientific information related to the Tau Mining properties is based on that compiled by CCIC and has been reviewed by Iain Kelso, P.Geo., Technical Manager with CCIC Canada and qualified person under NI43-101.

OUTSTANDING SHARE DATA

Share Capitalization 15 June 2007

Authorized GBP10,000,000 divided into 1,000,000,000 ordinary shares of GBP0.01 each

Issued and Outstanding at 15 June, 2007 183,000,002

Options Outstanding at 15 June 2007 50,000,000

Options

At 15 June 2007 the Company had outstanding 50,000,000 options exercisable at GBP0.05 expiring on 14 June 2009 to acquire one ordinary share.

DIVIDENDS

Tau has not paid any dividends on its ordinary shares since incorporation and does not anticipate paying dividends on its ordinary shares for the foreseeable future.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The following rights apply to the ordinary shares of Tau:

Voting rights

Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held (as to which there are none at present) every member present in person or by proxy shall upon a show of hands have one vote and every member present in person or by proxy shall upon a poll have one vote for every share held by him. If any member, or any other person appearing to be interested in any shares in the capital of the Company held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the period of 14 days from the date of service of such notice, the member shall, for so long as the default continues not be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company or meeting of the holders of any class of shares of the Company or, upon any poll or to be reckoned in a quorum, or to exercise any other right or privilege conferred by membership in relation to general meetings of the Company or meetings of the holders of any class of shares of the Company.

Dividends

The profits of the Company available for distribution and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and interests. No dividend may exceed the amount recommended by the Board of Directors.

Unclaimed dividends

Any dividend unclaimed after a period of 12 years from the date it became due for payment shall be forfeited and shall revert to the Company.

Return of capital

If the Company shall be wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the members in kind the whole or any part of the assets of the Company and may determine how such division shall be carried out between members or classes of members

Variation of rights

If at any time the capital is divided into different classes of shares all or any of the rights or privileges attached to any class may, subject to the provisions of the Act, be varied or abrogated either (a) in such manner (if any) as may be provided by such rights, or (b) in the absence of any such provision either with the consent in writing of the holders of three fourths of the nominal amount of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class.

Changes in share capital

The Company may by ordinary resolution increase its share capital, cancel any unissued shares, consolidate all or any of its share capital into shares of larger amount and subdivide its shares into shares of smaller amount. Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any manner authorised by law.

Purchase by the Company of its own shares

Subject to the provisions of the Statutes, the Company may purchase its own shares.

CONSOLIDATED CAPITALIZATION

Upon incorporation Tau had two ordinary shares of £0.001 each in issue.

On 28 March 2006 a further 18 ordinary shares of £0.001 were issued at a price of 0.1p each.

On 29 March 2006 the authorised share capital of Tau was increased and consolidated to £10,000,000 divided into 1,000,000,000 ordinary shares of £0.01 each and the twenty issued ordinary shares of £0.001 were consolidated into 2 ordinary shares of £0.01 each.

On 19 May 2006 40,000,000 ordinary shares were issued for cash at a price of £0.01 per share. In addition 3,000,000 ordinary shares were issued in exchange for corporate advisory services and 50,000,000 ordinary shares were issued as the consideration for the whole of the issued share capital of LLPLAMC.

On 24 November 2006 40,000,000 ordinary shares were issued for cash at a price of £0.10 per share.

On 31 January 2007 5,000,000 ordinary shares were issued upon the conversion of convertible loan notes at the price of £0.10 per share.

On 14 June 2007 45,000,000 ordinary shares were issued in consideration for the cancellation of 45,000,000 warrants in Tau Canada.

OPTIONS TO PURCHASE SECURITIES

The following options have been granted in Tau:

Options held by	Date Issued	Number of Options outstanding	Exercise Price	Expiration Date
Directors and Officers of Tau (3)	14 June, 2007	20,750,000	£0.05	14 June 2009
All other persons or companies (17)	14 June, 2007	29,250,000	£0.05	14 June 2009

PRIOR SALES

Tau issued 40,000,000 ordinary shares on 24 November 2006 at a price of 10p per share and a further 5,000,000 ordinary shares on 31 January 2007 also at a price of 10p per share.

In addition Tau issued 45,000,000 ordinary shares on 14 June 2007 in consideration for the cancellation of the 45,000,000 warrants in Tau Canada.

ESCROWED SECURITIES

None

PRINCIPAL SHAREHOLDERS AND SELLING SECURITY HOLDERS

The following shareholder holds in excess of 10% of the issued shares of Tau:

Name	No. of Shares	Percentage
Long Hill Development Ltd	45,000,000	24.6%

DIRECTORS AND OFFICERS

The directors of Tau are as follows:

Name	Residence	Date appointed	Number of Tau shares	Occupation
David Argyle	UK	28 March 2006	9,400,001*	Director
Alec Christopher Pismiris	Australia	28 March 2006	10,350,001**	Director
Paul Dorosz Summers	Australia	18 May 2006	7,980,000***	Lawyer

* David Argyle's interests include 2,500,000 shares held in the name of First Distribution Services Ltd, 3,000,000 shares held in the name of Group Partner International Ltd, 3,500,000 shares held in the name of Larchmont Services Ltd and 400,000 shares in the name of Prime City International Ltd. In addition David Argyle holds options over 6,350,000 ordinary shares and is a director of Pont Street Mews Ltd which holds options over 8,250,000 ordinary shares.

** Alec Pismiris's interests include 9,750,000 shares held in the name of ACP Investments PTY Ltd <ACP Investment Trust a/c> and 600,000 shares held in the name of ACP Investments Pty Ltd <A & L Pismiris S/F a/c. In addition Alec Pismiris holds options over 2,250,000 ordinary shares.

*** Paul Summers' interests include 2,500,000 shares held in the names of Paul and Donna Summers 2,980,000 shares held in the name of Czar Pty Ltd and 2,500,000 shares held in the name of Kwang Ltd. In addition Paul Summers holds options over 2,750,000 ordinary shares and is a director of Sumpart Pty Ltd which holds options over 150,000 ordinary shares although he has no beneficial interest in those options.

David Argyle, 46, has worked in financing and managing mining & chemical companies in Australia, Central Asia, China & the Far East for over 20 years. David is currently the Managing Director of Tau and is also the Managing Director of Norwest Holdings Pte Ltd., a Singapore registered company whose primary asset is 100% of Norwest Chemicals Pte Ltd., a mining and chemical company with operations in China. Mr. Argyle devotes a majority of his time and energy to Tau. He holds a degree in Commerce and an MBA from the University of Michigan.

Alec Pismirisr, 44, has over 20 years experience in the mining, finance and securities industries. He is an Executive Director of Capital Investment Partners Pty Ltd., a firm specialising in assisting companies to become listed on the Australian Stock Exchange (ASX) as well as providing post listing advice and additional capital raising services. Mr Pismiris is also a director and company secretary of Colonial Resources Limited, Industrial Minerals Corporation Limited, Prairie Downs Metals Limited, Western Uranium Limited and Sundance Resources Limited all of which are listed on the ASX. Mr Pismiris completed a Bachelor of Commerce degree in 1981 and has over 20 years' experience in the securities and finance industry.

Paul Summers, 52 is the principal and founder of Summerslegal a commercial law firm in Western Australia. He was admitted as a barrister and solicitor of the Supreme Court of Western Australia in 1985 after completing his articles of clerkship with Parker & Parker (now Freehills). Mr Summers is also a former officer of the Australian Stock Exchange, Perth. Summerslegal practices predominantly in the areas of commercial property, business and corporate law and has particular expertise in the areas of corporate advisory, capital raisings, mergers and acquisitions, managed investments and property syndication and development.Cease Trade Orders, Bankruptcies, Penalties and Sanctions

The company secretary is Gower Secretaries Ltd which was appointed on 27 February 2006 upon the incorporation of Tau.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No proposed director (a) is, as at the date of the Information Circular, or has been, within ten years before the date of the Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

CONFLICTS OF INTEREST

To the best of Tau's knowledge, and other than as disclosed in the Information Circular, there are no known existing or potential conflicts of interest between Tau and any director or officer of Tau, except that certain of the directors and officers serve as directors and officers of other public companies.

EXECUTIVE COMPENSATION

Executive compensation for the year to 31 March 2007

Name	Position	Salary	Other Annual Compensation	Other Compensation
David Argyle	Executive	GBP192,109*		
Alec Pismiris	Non-executive			GBP95,888**
Paul Summers	Non-executive	GBP10,178		GBP88,154***

* The sum of £192,109 paid to David Argyle includes GBP25,856 paid for accommodation costs and other expenses.

** Capital Investment Partners were paid the sum of £95,888 during the financial period to 31 March 2007 for advisory fees, travel costs and interest. Alec Pismiris has a beneficial interest in Capital Investment Partners.

*** Summers Legal (NSW) Pty Ltd was paid the sum of £88,154 during the financial period to 31 March 2007 for legal, advisory and administration fees including travel costs. Paul Summers has a beneficial interest in Summers Legal (NSW) Pty Ltd. In addition the sum of £12,770 was owed to Summers Legal (NSW) Pty Ltd as at 31 March 2007.

Tau entered into an executive service agreement with David Argyle on 1 March 2006. Mr Argyle was appointed as executive director. The appointment commenced on 1 March 2006 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Argyle is to be paid a salary of GBP85,000 per annum plus bonus and options and will be provided with accommodation and an office in London.

Tau entered into an executive service agreement with Paul Summers on 1 January 2007. The appointment commenced on 1 January 2007 and is for a fixed term of one year provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least one month's notice of non-renewal. Under the agreement Mr Summers is to be paid C$2,500 per annum, a daily rate of C$1,600 per day while working on behalf of Tau outside Australia and will pay his professional rates and those of Summerslegal for professional services and litigation assistance provided.

Tau entered into an executive service agreement with Phil Jones on 10 April 2007. Mr Jones was appointed as Vice-President Exploration & Regional Director – Central Asia. The appointment commenced on 1 May 2007 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Jones is to be paid C$150,000 per annum, will be granted 1,000,000 options (as detailed above) and is entitled to an annual bonus of a maximum of C$100,000. In addition Tau agreed to provide accommodation and a daily allowance of US$50 per day to Mr Jones.

The terms of both Mr Argyle and Mr Jones's employment contracts provide that in the event the Company is taken over or subject to a merger they will be paid a sum equal to their annual salary and in the case of Mr Argyle the amount of his bonus and accommodation costs in the event that they are not employed by the acquiring/merging company. In the case of Mr Jones the payment is due if the share price of the merger or takeover is twice or more than twice the IPO price although there is no definition of 'the IPO price'.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No loans were made by Tau to any individual who is, or at any time during the most recent fiscal year, a senior officer or director or any key employee of Tau or to any associates of such individual.

RISK FACTORS

Approvals, Permits and Licences

The approvals, licences and permits necessary to enable the Group to conduct business are, as a practical matter, subject to the discretion of the applicable governments or governmental offices. The Group must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Group's results of operations and financial condition.

The Group's current and future exploration, mining and processing activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may not be granted or may be withdrawn or made subject to limitations. There is no guarantee that :

(a) any mining exploration or processing rights over portions of the tenements in the Kyrgyz Republic owned by the Company will be issued and if so, on what terms. If granted, these licences will place a range of past, current and future obligations on the Group. In some cases there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract; or

(b) upon completion of any exploration programme, a mining right will be granted with respect to the exploration territory.

General Exploration, Mining and Processing Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties, which are explored, are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and grades of minerals disclosed will be available to extract. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Mineral exploration is speculative in nature and there can be no assurance that any mineralisation discovered will result in an increase in the Group's resource base. Exploratory operations generally involve a high degree of risk.

The Group's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimise risk will be taken, operations are subject to hazards, which may result in environmental pollution and consequent liability which could have a material adverse impact on the business, operations and financial performance of the Group.

As is common with all exploratory operations, there is uncertainty and therefore risk associated with the Group's operating parameters and costs. These can be difficult to predict and are often affected by factors outside the Group's control.

The exploration and mining activities of the Group are subject to various laws governing prospecting, development, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Although the Group's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Group.

Political Risk

Lack of political stability, changes in political attitudes and changes to government regulations relating to foreign investment and the mining business are beyond the control of the Group and may adversely affect its business. The Group plans to conduct its exploration activities in the Kyrgyz Republic and possibly other countries. The Directors are hopeful that the governments of these countries will continue to support the development of natural resources by foreign operators. However there can be no assurance that future political and economic conditions in these countries will not result in their governments adopting different policies in relation to foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, environmental protection, labour relations, repatriation of income, return of capital and other areas, each of which may affect both the Group's ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore and develop those properties in respect of which it has applied for or obtained exploration and development rights to date.

Uranium Prices

The marketability of uranium is subject to numerous factors beyond the control of the Company. The price of uranium may experience volatile and significant price movements over short periods of time. Factors that impact on the price of uranium include demand for nuclear power, political and economic conditions in uranium-producing and consuming nations, reprocessing of spent fuel and re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from dismantling nuclear weapons) by governments and industry participants and products levels and costs of production.

Limited Number of Customers

A small number of electric utilities worldwide buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in demand by electric utilities for newly-produced uranium would adversely affect the Company's business.

Public Acceptance of Nuclear Energy

Because of unique political, technological and environmental factors that affect the nuclear industry, the nuclear industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse effect on the Company.

Development Projects

The Group's development projects have no operating history upon which the Directors can base estimates of future cash operating costs, nor do they have sufficient drilling and other information upon which to base estimates of reserves or resources in accordance with recognised international reporting codes. Future estimates of reserves and resources will be, to a large extent, based upon the interpretation of geological data to be obtained from future drill holes and other sampling techniques and feasibility studies. Such information will be used to calculate estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ from those currently estimated. There can be no assurance that any of the development projects will prove to be economically mineable.

Expansion Targets and Operational Delays

The Group plans to develop its properties, if warranted. However, there can be no assurance that it will be able to complete the planned development on time or to budget, or that the current personnel, systems, procedures and controls will be adequate to support the Group's operations. Any failure of management to identify problems at an early stage could have an adverse impact on the Company's financial performance.

Legal Factors

The Group's operations are subject to environmental regulation (including regular environmental impact assessments and the requirement to obtain and maintain certain permits) in all the jurisdictions in which it operates. Such regulation covers a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and health and safety. The Group may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Group competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Group, in the search for and acquisition of exploration and development rights on attractive mineral properties. The Group's ability to acquire exploration and development rights on properties in the future will depend not only on its ability to develop the properties on which it currently has exploration rights, but also on its ability to select and acquire exploration and development rights on suitable properties for exploration and development. There is no assurance that the Group will continue to be able to compete successfully in acquiring exploration and development rights on such properties.

Currency Risk

Currency fluctuations may affect the cash flow that the Group hopes to realise from its operations, as minerals and base metals are sold and traded on the world markets in United States dollars. The Group's operating costs are and will continue to be incurred primarily in the currencies of the countries in which it operates.

Uninsured Risks

The Group, as a participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs or other reasons. The Group may incur a liability to third parties (in excess of any insurance cover) arising from pollution or other damage or injury. Currently the group does not carry any insurance for its business or management.

Market Perception

Market perception of mining exploration companies may change which could impact on the value of investors' holdings and impact on the ability of the Company to raise further funds by issue of further shares in the Company.

Economic, Political, Judicial, Administrative, Taxation or other Regulatory Factors

The Group may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors, in the areas in which the Group will operate and holds it major assets, as well as other unforeseen matters.

Climatic Concerns

Exploration programmes may be adversely affected by climatic conditions, specifically excessive snowfall.

Resource Estimates

Any future resource figures are estimates and there can be no assurances that they will be recovered or that they can be brought into profitable production. Resource estimates may require revisions based on actual production experience. Furthermore, a decline in the market price of uranium or other metals or minerals that the Group may discover could render ore reserves containing relatively lower grades of these minerals uneconomic to recover and may ultimately result in a restatement of reserves. No guarantee can be given as to the success of drilling programmes in which the Group has interests. In addition, drilling, development and production may be delayed or adversely affected by factors outside the control of the Company and the companies operating those drilling programmes. There can be no guarantee that any future production will be commensurate with any resource estimates presented in this Document.

Operational Considerations

The Group's operational targets are subject to the completion of planned operational goals on time and according to budget, and are dependent on the effective support of the Group's personnel, systems, procedures and controls. Any failure of these may result in delays in the achievement of operational targets with a consequent material adverse impact on the business, operations and financial performance of the Group. The locations of all of the Group's current exploration activities dictate that climatic conditions have an impact on operations and, in particular, severe weather could disrupt the delivery of supplies, equipment and fuel. It is, therefore, possible that exploration activity levels might fluctuate. Unscheduled interruptions in the Group's operations due to mechanical or other failures or industrial relations related issues or problems or issues with the supply of goods or services could have a serious impact on the financial performance of those operations.

The Group is currently in its early stages of exploration. Even if the Group remains on schedule with its operational targets, it is highly unlikely that any commercially viable mining and production will commence for several years. The Group will not generate any material income until mining has successfully commenced. In the meantime the Group will continue to expend its cash reserves.

Project Development Risks

There can be no assurance that the Company will be able to manage effectively the expansion of its operations or that the Company's current personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure of management to manage effectively the Company's growth and development could have a material adverse effect on the Company's business, financial condition and results of operations. There is no certainty that all or, indeed, any of the elements of the Company's current strategy will develop as anticipated and that the Company will be profitable.

The Group's Licences

Some or all of the prospecting rights or mining rights may upon issue be subject to conditions which, if not satisfied, may lead to the revocation of such rights. In the event of revocation, the value of the Company's investments in such projects may decline, which may lead to a fall in the value of any investment in the Ordinary Shares of the Company.

Environmental Issues

The Group's operations are subject to environmental regulation (including regular environmental impact assessments and permitting). Such regulation covers a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. The Group may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and permitting are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.

Whilst the Group intends to continue to operate in accordance with such laws and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing the protection of the environment, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Group.

Labour

Certain of the Group's operations are carried out under potentially hazardous conditions. Whilst the Group intends to operate in accordance with relevant health and safety regulations and requirements, the Group remains susceptible to the possibility that liabilities might arise as a result of accidents or other workforce-elated misfortunes, some of which may be beyond the Group's control.

Dependence on Key Personnel

The Group has a small management team and the loss of any key individual could adversely affect the Company's business.

Litigation

Legal proceedings may arise from time to time in the course of the Group's business. There have been a number of cases where the rights and privileges of mining and exploration companies have been the subject of litigation. The Directors cannot preclude that such litigation may be brought against the Group in future from time to time or that it may be subject to any other form of litigation.

PROMOTERS

None

LEGAL PROCEEDINGS

The directors of Tau are not aware of any current or contemplated material legal proceedings relating to Tau.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, none of the directors, officers or principal shareholders of Tau and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Tau or any of its affiliates.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Tau's auditors are Groves & Partners of 43 Queen Anne Street, London W1G 9JE.

Tau has not appointed a registrar or transfer agent.

MATERIAL CONTRACTS

Details of the share purchase agreements for LLPLAMC, Onyx and Tau Canada are set out above. See "General Development of the Business".

INTEREST OF EXPERTS

Certain information relating to Tau has been prepared by Groves and Partners, the auditors of Tau and Iain Kelso, H.B.Sc., P.Geo; Serguei Soloviev, Ph.D., P.Geo; Stephen Wetherup H.B.Sc., P.Geo; and Scott Jobin-Bevans, Ph.D, P.Geo of Caracle Creek International Consulting Inc. authors of the technical report relating to the Property. As of the date hereof, the employees, directors or officers of Groves and Partners and Caracle Creek International Consulting Inc., respectively do not hold any Tau Ordinary Shares.

SCHEDULE "F"
AUDITED FINANCIAL STATEMENTS OF TAU

Company Registration No. 5723178 (England and Wales)

TAU MINING LIMITED AND SUBSIDIARIES

ANNUAL REPORT

FOR THE PERIOD ENDED 31 MARCH 2007

DIRECTORS AND ADVISERS

Directors	D Argyle	(Appointed 28 March 2006)
	A C Pismiris	(Appointed 28 March 2006)
	P D Summers	(Appointed 18 May 2006)
Secretary	Gower Secretaries Limited	
Company number	5723178	
Registered office	3rd Floor 15 Poland Street London W1F 8QE	
Registered auditors	Groves & Partners Chartered Accountants 43 Queen Anne Street London W1G 9JE	

CONTENTS

TAU MINING LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

FOR THE PERIOD ENDED 31 MARCH 2007

The directors present their report and financial statements for the period ended 31 March 2007.

Directors

The following directors have held office since 27 February 2006:

D Argyle	(Appointed 28 March 2006)
A C Pismiris	(Appointed 28 March 2006)
P D Summers	(Appointed 18 May 2006)
Gower Nominees Limited	(Appointed 27 February 2006 and resigned 1 June 2006)

Principal activities and review of the business

The principal activity of the group is that of mineral exploration in Central Asia focussing initially in Kyrgyz Republic.

Through its wholly owned subsidiary, Long Alpha Mining Company LLC, Tau Mining Limited indirectly owns 100% of the Kokomerem and Barskaun Licence Areas ("Properties"), which are located approximately 90 kilometres south and 250 kilometres southeast of Bishkek, Kyrgyz Republic, respectively.

An exploration program with a budget of GBP2 million has been proposed to further examine the Properties. This exploration budget will be spent during 2007.

The company is actively pursuing additional properties in the Tien Shan Mineral Belt as well as reviewing opportunities to hold direct and/or indirect equity in a downstream processing facility(s).

Results and dividends

The consolidated profit and loss account for the period is set out on page 5.

Directors' interests

The directors' beneficial interests in the shares of the company and other group companies were as stated below:

TAU MINING LIMITED

	Ordinary shares of 1p each	
	31 March 2007	27 February 2006
D Argyle	8,700,001	-
A C Pismiris	10,050,001	-
P D Summers	5,240,000	-

Auditors

In accordance with section 385 of the Companies Act 1985, a resolution proposing that Groves & Partners Chartered Accountants be reappointed as auditors of the company will be put to the Annual General Meeting.

Directors' responsibilities

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Statement of disclosure to auditor

(a) so far as the directors are aware, there is no relevant audit information of which the group's auditors are unaware, and

(b) they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the group's auditors are aware of that information.

On behalf of the board

D Argyle
Director
10 July 2007

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF TAU MINING LIMITED AND SUBSIDIARIES

We have audited the financial statements of TAU MINING LIMITED AND SUBSIDIARIES for the period ended 31 March 2007 set out on pages 5 to 20. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

TO THE SHAREHOLDERS OF TAU MINING LIMITED AND SUBSIDIARIES

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's and the group's affairs as at 31 March 2007 and of the group's loss for the period then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

Groves & Partners Chartered Accountants

10 July 2007

Chartered Accountants
Registered Auditor

43 Queen Anne Street
London
W1G 9JE

TAU MINING LIMITED AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE PERIOD ENDED 31 MARCH 2007

	Notes		Period ended 31 March 2007 £
Administrative expenses			(1,355,591)
Operating loss	2		(1,355,591)
Permanent diminution in value of investment in subsidiary		(1,514,760)	
			(1,514,760)
Loss on ordinary activities before interest			(2,870,351)
Other interest receivable and similar income			5,106
Interest payable and similar charges	3		(18,537)
Loss on ordinary activities before taxation			(2,883,782)
Tax on (loss)/profit on ordinary activities			(1,376)
Loss on ordinary activities after taxation			(2,885,158)

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account.

TAU MINING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2007

	Notes	Group 2007 £	Company 2007 £
Fixed assets			
Intangible assets	6	4,985,323	784
Tangible assets	7	12,014	1,229
Investments	8	-	5,045,541
		4,997,337	5,047,554
Current assets			
Debtors	9	20,742	260,928
Cash at bank and in hand		3,170,176	3,152,367
		3,190,918	3,413,295
Creditors: amounts falling due within one year	10	(1,469,276)	(1,462,865)
Net current assets		1,721,642	1,950,430
Total assets less current liabilities		6,718,979	6,997,984
Capital and reserves			
Called up share capital	11	1,380,000	1,380,000
Share premium account	12	8,224,137	8,224,137
Profit and loss account	12	(2,885,158)	(2,606,153)
Shareholders' funds	13	6,718,979	6,997,984

Approved by the Board and authorised for issue on 10 July 2007

D Argyle
Director

TAU MINING LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2007

	£	Period ended 31 March 2007 £
Net cash inflow/(outflow) from operating activities		294,959
Returns on investments and servicing of finance		
Interest received	5,106	
Interest paid	(18,537)	
Net cash outflow for returns on investments and servicing of finance		(13,431)
Capital expenditure and financial investment		
Payments to acquire intangible assets	(141,001)	
Payments to acquire tangible assets	(14,187)	
Net cash inflow/(outflow) for capital expenditure		(155,188)
Acquisitions and disposals		
Purchase of subsidiary undertakings (net of cash acquired)	(6,560,301)	
Net cash outflow for acquisitions and disposals		(6,560,301)
Net cash outflow before management of liquid resources and financing		(6,433,961)
Financing		
Issue of ordinary share capital	9,930,000	
Cost of share issue	(325,863)	
Issue of shares	9,604,137	
Net cash inflow/(outflow) from financing		9,604,137
Increase/(decrease) in cash in the period		3,170,176

TAU MINING LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2007

1 Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

	2007 £
Operating (loss)/profit	(1,355,591)
Depreciation of tangible assets	2,174
Amortisation of intangible assets	201,218
Increase in debtors	(20,742)
Increase in creditors within one year	1,467,900
Net cash inflow/(outflow) from operating activities	294,959

2 Analysis of net funds/(debt)

	27 February 2006 £	Cash flow £	Other non-cash changes £
Net cash:			
Cash at bank and in hand	-	3,170,176	-
Net (debt)/funds	-	3,170,176	-

3 Reconciliation of net cash flow to movement in net debt

	2007 £
Increase in cash in the period	3,170,176
Movement in net funds in the period	3,170,176
Opening net debt	-
Closing net funds	3,170,176

1 Accounting policies

1.1 Accounting convention

The financial statements are prepared under the historical cost convention.

1.2 Compliance with accounting standards

The financial statements are prepared in accordance with applicable United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), which have been applied consistently (except as otherwise stated).

United Kingdom Accounting Standards differ from Canadian Generally Accepted Accounting Principles ("Canadian GAAP") as described in Note 16.

1.3 Basis of consolidation

The consolidated profit and loss account and balance sheet include the financial statements of the company and its subsidiary undertaking, Long Alpha Mining Company LLC, made up to 31 March 2007. Goodwill represents the excess of the purchase consideration over the fair value of attributable net assets at the date of acquisition.

The financial statements of Long Alpha Mining Company LLC, included in the consolidation have been audited by John Ashworth Audit Company, of Bishkek City, Kyrgyz Republic.

1.4 Intangible fixed assets and amortisation

Intangible assets acquired as part of an acquisition are capitalised at their fair value where this can be measured reliably. Mining rights and similar assets are capitalised where they are considered to have an enduring benefit, and are amortised over their economic useful lives from the date of commercial exploitation of the mining rights, other licences are written off to profit and loss account as incurred.

Goodwill arising on consolidation is written off in equal annual instalments over its estimated useful economic life, estimated to be 20 years.

1.5 Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

Computer equipment	25% straight line
Fixtures, fittings & equipment	20% straight line
Motor vehicles	20% straight line

1.6 Leasing

Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

1.7 Investments

Fixed asset investments are stated at cost less provision for diminution in value.

1.8 Deferred taxation

Deferred taxation is provided in full in respect of taxation deferred by timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is not provided during the year.

1 Accounting policies **(continued)**

1.9 Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

1.10 Exploration, evaluation and development expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable interest area. These costs are carried forward only if they relate to an area of interest for which rights of tenure are current and in respect of which:-

(a) such costs are expected to be recouped through successful development and exploitation or from sale of the area, or

(b) exploration and evaluation activities in the area have not, at the balance sheet date, reached a stage which permit a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or relating to the area are continuing.

Accumulated costs in respect of areas of interest which are abandoned are written off in full against profit or loss in the year in which the decision to abandon the area is made. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

1 Accounting policies (continued)

1.11 Going Concern

The Group is currently focusing its operations on the exploration and development of its interest in mineral properties in Kyrgyz Republic.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Group's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Group to raise additional financing, if necessary, or alternatively upon the Group's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values. The Group's mining assets that are located outside of the United Kingdom are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts and currency exchange fluctuations and restrictions.

Although the Group has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Group's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, native land claims and non compliance with regulatory requirements.

These financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Group be unable to continue as a going concern and therefore be required to realise its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

The Group has a need for equity capital and financing for working capital and exploration and development of its properties. Because of continuing operating losses, the Group's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Group will attain profitable levels of operations.

2 Operating loss

	2007 £
Operating loss is stated after charging:	
Amortisation of intangible assets	201,218
Depreciation of tangible assets	2,174
Loss on foreign exchange transactions	162,870
Operating lease rentals	61,045
Auditors' remuneration (company £23,500; 2006: £-)	23,500
Directors emoluments	202,287
and after crediting:	
Profit on foreign exchange transactions	(3,163)

3 Interest payable

	2007
	£
On other loans wholly repayable within five years	18,537

4 Taxation

	£
Deferred taxation	1,376

The group has estimated losses of £1,149,948 available for carry forward against future trading profits.

The tax effect of the losses at the standard rate of UK Corporation Tax is £345,000.

5 Loss for the financial period

As permitted by section 230 of the Companies Act 1985, the holding company's profit and loss account has not been included in these financial statements. The loss for the financial period is made up as follows:

	2007
	£
Holding company's loss for the financial period	(2,606,153)

6 Intangible fixed assets

Group

	Geological Survey Costs	Goodwill	Website Costs	Total
	£	£	£	£
Cost				
At 27 February 2006	-	-	-	-
Additions	139,544	5,045,540	1,457	5,186,541
At 31 March 2007	139,544	5,045,540	1,457	5,186,541
Amortisation				
At 27 February 2006	-	-	-	-
Charge for the period	-	200,934	284	201,218
At 31 March 2007	-	200,934	284	201,218
Net book value				
At 31 March 2007	139,544	4,844,606	1,173	4,985,323

Intangible fixed assets (continued)

Company

	Website Costs
	£
Cost	
At 27 February 2006	-
Additions	1,058
At 31 March 2007	1,058
Amortisation	
At 27 February 2006	-
Charge for the period	274
At 31 March 2007	274
Net book value	
At 31 March 2007	784

7 Tangible fixed assets

Group

	Plant and machinery	Fixtures, fittings & equipment	Motor vehicles	Total
	£	£	£	£
Cost				
At 27 February 2006	-	-	-	-
Additions	1,639	6,307	6,242	14,188
At 31 March 2007	1,639	6,307	6,242	14,188
Depreciation				
At 27 February 2006	-	-	-	-
Charge for the period	410	932	832	2,174
At 31 March 2007	410	932	832	2,174
Net book value				
At 31 March 2007	1,229	5,375	5,410	12,014

Tangible fixed assets (continued)

Company

	Plant and machinery
	£
Cost	
At 27 February 2006	-
Additions	1,639
At 31 March 2007	1,639
Depreciation	
At 27 February 2006	-
Charge for the period	410
At 31 March 2007	410
Net book value	
At 31 March 2007	1,229

8 Fixed asset investments
Group

	Shares in group undertakings £
Cost	
At 27 February 2006	-
Additions	1,514,760
Permanent diminution in value of investment in subsidiary	(1,514,760)
At 31 March 2007	-

Fixed asset investments
Company

	Shares in group undertakings £
Cost	
At 27 February 2006	-
Additions	6,560,301
Permanent diminuition in value of investment in subsidiary	(1,514,760)
At 31 March 2007	5,045,541

In the opinion of the directors, the aggregate value of the company's investment in subsidiary undertakings is not less than the amount included in the balance sheet.

Acquisitions

On 19 May 2006, the company entered into a share sale agreement to acquire the entire share capital of Long Alpha Mining Company LLC, a company incorporated in Kyrgyz Republic, for a consideration of five million British Pounds to be satisfied by the issued of fifty million ordinary shares of one pence each issued at ten pence per share. Goodwill arising on the acquisition has been capitalised and the purchase has been accounted for by the acquisition method of accounting.

On 20 November 2006, the company entered into an agreement for the purchase of the whole of the issued share capital of Oynx Resources Group Limited, a company incorporated in British Virgin Islands, for a total consideration of one million five hundred thousand British Pounds.

The company has written off its investment in Oynx Resources Group Limited as a permanent diminution in value.

9 Debtors

	Group 2007 £	Company 2007 £
Amounts owed by group undertakings	-	248,227
Other debtors	2,698	-
Prepayments and accrued income	18,044	12,701
	20,742	260,928

10 Creditors : amounts falling due within one year

	Group Group 2007 £	Company Company 2007 £
Trade creditors	132,493	131,634
Corporation and witholding tax	5,083	3,707
Taxes and social security costs	223	-
Other creditors	1,000,000	1,000,000
Accruals and deferred income	331,477	327,524
	1,469,276	1,462,865

The £1,000,000 in Other creditors is additional consideration payable by the Group on (a) admission to trading on any stock exchange of the shares or (b) the sale of the shares by the Group. This is in accordance with the agreement for the purchase of the whole of the issued share capital of Oynx Resources Group Limited on 20 November 2006 between James Alexander Lesser (Vendor), Tau Mining Limited (Purchaser) and Daria Longley-Sinitsyna (Longley).

11 Share capital

	2007
	£
Authorised	
1,000,000,000 Ordinary share of 1p each	10,000,000
Allotted, called up and fully paid	
138,000,002 Ordinary share of 1p each	1,380,000

On the date of incorporation 27 February 2006, two ordinary shares of one pence each were issued.

On 19 May 2006, forty three million ordinary shares of one pence each were issued at par for a total cash consideration of £430,000.

On the same day, a further fifty million ordinary shares of one pence each were issued at ten pence per share in consideration of the transfer to the company of 100% share in the capital of Long Alpha Mining Company LLC.

On 24 November 2006, forty million ordinary shares of one pence each were issued at ten pence per share for a total cash consideration of £4,000,000

On 31 January 2007, five million ordinary shares of one pence each were issued at ten pence per share for a total cash consideration of £500,000, in exchange for convertible loan stocks.

12 Statement of movements on reserves

Group

	Share premium account	Profit and loss account
	£	£
Loss for the period	-	(2,885,158)
Premium on shares issued during the year	8,550,000	-
Share premium - other movements	(325,863)	-
Balance at 31 March 2007	8,224,137	(2,885,158)

Company

	Share premium account	Profit and loss account
	£	£
Loss for the period	-	(2,606,153)
Premium on shares issued during the year	8,550,000	-
Share premium - other movements	(325,863)	-
Balance at 31 March 2007	8,224,137	(2,606,153)

13 Reconciliation of movements in shareholders' funds

Group

	2007 £
Loss for the financial period	(2,885,158)
Proceeds from issue of shares	9,930,000
Cost of share issue written off to share premium account	(325,863)
Net addition to shareholders' funds	6,718,979
Opening shareholders' funds	-
Closing shareholders' funds	6,718,979

Company

	2007 £
Loss for the financial period	(2,606,153)
Proceeds from issue of shares	9,930,000
Cost of share issue written off to share premium account	(325,863)
Net addition to shareholders' funds	6,997,984
Opening shareholders' funds	-
Closing shareholders' funds	6,997,984

14 Financial commitments

At 31 March 2007 the group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2007 £
Expiry date:	
Within one year	47,190

15 Employees

Number of employees

The average monthly number of employees during the period was:

	2007 Number
Management and administration	2

Employment costs	**2007** £
Wages and salaries	5,109
Social security costs	1,074
	6,183

16 Related party transactions

Group and Company

The following transactions took place during the year with related parties:-

(i) Directors' fees of £192,109 and £10,178 were paid to Mr D Argyle and Mr P Summers respectively.

(ii) Advisory fees, travel costs and interest of £95,888 were paid to Capital Investment Partners Pty Limited, a company incorporated in Australia, in which Mr A C Pismiris has beneficial interests. The amounts owed to Capital Investment Partners Pty Limited as at the balance sheet date was £Nil.

(iii) Legal, advisory and administration fees including travel costs amounting to £88,154 were paid to Summers Legal (NSW) Pty Limited, a company incorporated in Australia, during the year. Mr P Summers has a beneficial interest in the company. The amounts owed to Summers Legal (NSW) Pty Limited as at the balance sheet date was £12,770.

17 Post Balance Sheet Events

Group and Company

On 26 April 2007, Tau Mining Limited (UK) entered into a share purchase agreement, amended by a deed of variation dated 14 June 2007, with Anthony Wonnacott and Tau Mining Limited (Canada), pursuant to which Tau Mining Limited (UK) acquired the whole of the issued share capital of Tau Mining Limited (Canada) in consideration for one British Pound and the issue of forty five million ordinary shares at one pence each at par in Tau Mining Limited (UK).

On 14 June 2007, the directors approved and granted a share option scheme, to issue fifty million ordinary shares of one pence each exercisable at five pence per share to the directors and others over a period of two years.

The company has received a letter of intent from Dynamite Resources Limited, a company incorporated in Canada, to acquire 100% of the issued and outstanding shares of the company.

18. Summary of principal differences between United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards) and Canadian Generally Accepted Accounting Principles

Summary of principal differences between United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards) and Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law) ("UK GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by Canadian generally accepted accounting principles ("Canadian GAAP") are described and quantified below.

The impact of Canadian GAAP on the consolidated financial statements is as follows:

Consolidated Profit and Loss Account (Consolidated Statement of Operations)
For the period from incorporation (February 27, 2006) to March 31, 2007

	UK GAAP	Adjustments		Canadian GAAP
	£	£		£
Administrative expenses	(1,355,591)	200,934	(a)	(1,154,657)
Permanent diminution in value of investment in subsidiary	(1,514,760)	1,514,760	(a)	-
Other interest receivable and similar income	5,106			5,106
Interest payable and similar charges	(18,537)			(18,537)
Loss before income taxes	(2,883,782)	1,715,694		(1,168,088)
Income taxes	(1,376)			(1,376)
Net loss for the period, to deficit, end of period	(2,885,158)	1,715,694		(1,169,464)

TAU MINING LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD ENDED 31 MARCH 2007

Consolidated Balance Sheets
As at March 31, 2007

	UK GAAP	Adjustments		Canadian GAAP
			Refer ence	
	£	£		£
Assets				
Current				
Cash	3,170,176			3,170,176
Debtors	20,742			20,742
	3,190,918	-		3,190,918
Intangible	4,985,323	200,934	(a)	7,356,017
		1,514,760	(a)	
		655,000	(c)	
Tangible	12,014			12,014
	8,188,255	2,370,694		10,558,949
Liabilities				
Current creditors	1,469,276			1,469,276
Long-term future income tax liability		655,000	(c)	655,000
	1,469,276	655,000		2,124,276
Shareholders' Equity				
Share capital	1,380,000	8,224,137	(b)	9,604,137
Share premium account	8,224,137	(8,224,137)	(b)	-
Profit and loss account/Deficit	(2,885,158)	1,715,694		(1,169,464)
	6,718,979	1,715,694		8,434,673
	8,188,255	2,370,694		10,558,949
	-	-		-

(a) Under Canadian GAAP, acquisition costs on acquisition of subsidiaries are allocated to the net assets acquired, including interest in mineral exploration and development properties. Under UK GAAP, the excess of purchase price over net tangible assets was allocated to goodwill and written off. Such assets are not subject to amortization prior to the commencement of commercial production and are rather tested for impairment on a periodic basis.

(b) Under Canadian GAAP, the share premium account is presented with the share capital account. Under UK GAAP, These amounts are shown separately.

(c) Under Canadian GAAP, a future income tax liability would be generated upon the acquisition of the interests in mineral properties as described in Note 16(h).

(d) Under Canadian GAAP, a consolidated statement of cash flows in the following format would be presented as part of the consolidated financial statements for the period from incorporation (February 27, 2006) to March 31, 2007.

	Canadian GAAP £
Cash Flows from Operating Activities	
Net loss for the period, Canadian GAAP	(1,169,464)
Adjustments for:	
Amortization	2,458
Changes in working capital balances	1,448,534
	281,528
Cash Flows from Financing Activities	
Private placement	4,930,000
Issue costs	(325,863)
	4,604,137
Cash Flows from Investing Activities	
Purchase of intangible assets	(1,701,301)
Purchase of tangible assets	(14,188)
	(1,715,489)
Increase in cash, being cash, end of period	3,170,176

(e) Under Canadian GAAP, the Company would be considered to be a development stage entity.

(f) The following accounting policies would be disclosed under Canadian GAAP:

i) Asset retirement obligations

The Company is required to record a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its exploration properties. This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to exploration properties and deferred exploration expenditures and amortized over the useful life of the properties. As at March 31, 2007, management does not believe that the Company has any significant legal obligations relating to the reclamation of its exploration properties.

ii) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations and reclamation costs. Other significant estimates made by the Company include factors affecting valuations or stock-based compensation and income tax accounts. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates and these differences could be material.

(g) Under Canadian GAAP, the following disclosures relating to financial instruments would be made:

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying value of debtors and current creditors reflected in the balance sheet approximate fair value because of the limited term of these instruments.

Commodity Price Risk

The ability of the Company to develop its properties and the future profitability of the Company are directly related to the market price of certain minerals.

CERTIFICATE OF DYNAMITE RESOURCES LTD.

DATED: July 10, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Tau Ordinary Shares which are the subject of the Offer.

(Signed)	Blair Krueger President and Chief Executive Officer	(Signed)	Deborah Battison Chief Financial Officer

On behalf of the Board of Directors of Dynamite Resources Ltd.

(Signed)	Stan Bharti Director	(Signed)	Major General. (Ret'd) Lewis MacKenzie Director

CERTIFICATE OF 6803725 CANADA INC.

DATED: July 10, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Tau Ordinary Shares which are the subject of the Offer.

(Signed)	Blair Krueger President and Chief Executive Officer	(Signed)	Deborah Battison Chief Financial Officer

On behalf of the Board of Directors of
Dynamite Resources Ltd.

(Signed)	Stan Bharti Director	(Signed)	Major General (Ret'd) Lewis MacKenzie Director

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or Courier:

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Attention: Corporate Actions

By Mail:

P.O. Box 7021
31 Adelaide St. East
Toronto, ON M5C 3H2

Attention: Corporate Actions

For More Information:

Toll free: 1-800-564-6253
Email: corporateactions@computershare.com

Any questions and requests for assistance or additional copies of the Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by the Tau Shareholders to the Depositary at the telephone numbers and addresses set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

LETTER OF ACCEPTANCE AND TRANSMITTAL

to accompany certificates for
Ordinary Shares of

TAU MINING LIMITED

In relation to the joint offer to purchase dated July 10, 2007 of

DYNAMITE RESOURCES LTD. AND 6803725 CANADA INC.

THE OFFER TO PURCHASE WILL BE OPEN FOR ACCEPTANCE UNTIL
5:00 P.M. TORONTO TIME
ON AUGUST 16, 2007 UNLESS THE OFFER TO PURCHASE IS
WITHDRAWN OR EXTENDED (THE "**EXPIRY TIME**").

Please carefully review the instructions before completing this Letter of Acceptance and Transmittal. Computershare Investor Services Inc. or your investment advisor, stockbroker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Acceptance and Transmittal.

The Instructions and Rules set out below should be read carefully before this Letter of Acceptance and Transmittal is completed.

This Letter of Acceptance and Transmittal or a manually signed facsimile hereof, properly completed and duly executed in accordance with the instructions and rules set out below, together with all other required documents, must accompany share certificates representing ordinary shares ("**Tau Ordinary Shares**") of Tau Mining Limited ("**Tau**") delivered pursuant to the joint offer to purchase (the "**Offer**") dated July 10, 2007 made by Dynamite Resources Ltd. ("**Dynamite**") and 6803725 Canada Inc. ("**Finco**", and together with Dynamite, the "**Offeror**"), to holders of Tau Ordinary Shares ("**Shareholders**"). Prior to completion of the Offer, Dynamite and Finco will amalgamate and continue as one corporate entity (the "**Corporation**") in accordance with a court approved plan of arrangement (the "**Arrangement**"). Shareholders whose certificates are not immediately available or who are unable to deliver their certificates and all other required documents to the Depositary at or prior to the Expiry Time may accept the Offer according to the Procedure for Guaranteed Delivery set forth in the Offer contained in the Circular (as hereinafter defined) in the section entitled "Manner of Acceptance – Procedure for Guaranteed Delivery to Purchase" and Instruction 2 to this Letter of Acceptance and Transmittal. The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer shall have the respective meanings set out in the Offer and the take-over bid circular (the "**Circular**"), accompanying and forming part of the Offer dated July 10, 2007.

This Letter of Acceptance and Transmittal, properly completed and executed, together with all other required documents, must accompany all share certificates representing Tau Ordinary Shares delivered pursuant to the Offer and must be delivered in accordance with the terms of delivery herein by 5:00 p.m. (Toronto time) on August 16, 2007.

SHAREHOLDERS SHOULD CAREFULLY COMPLETE THE CONSIDERATION ELECTION IN ARTICLE II. SHAREHOLDERS WHO DO NOT MAKE AN ELECTION WILL BE DEEMED TO HAVE ELECTED THE TO RECEIVE CASH/SHARE ALTERNATIVE PURSUANT TO THE OFFER.

Consideration Election

For each Tau Ordinary Share acquired by the Offeror under the Offer, a Shareholder may elect to receive as consideration:

a) $0.15 in cash and one sixteenth of one Common Share (as defined in the Circular) of the Corporation on the Effective Date upon the amalgamation of Dynamite and Finco (the "**Cash/Share Alternative**"); or

b) one quarter of one Common Share and one quarter of one Warrant (as defined in the Circular) of the Corporation (the "**Share Alternative**").

provided that Tau Shareholders holding in aggregate a minimum of 70 million Tau Ordinary Shares have elected to receive the Cash/Share Alternative. See Section 1 of the Offer, "The Offer" in the Circular.

Shareholders should carefully complete the consideration election in Article II hereof. Any Shareholder who fails to make an election hereunder will be deemed to have elected to receive the Cash/Share Alternative and will be entitled to receive cash consideration of C$0.15 and 1/16 of a Common Share as consideration for each of such Shareholder's Tau Ordinary Shares.

No fractional Common Shares or Warrants will be issued in connection with the Offer. Instead of issuing fractional Common Shares or Warrants, entitlements to such Common Shares or Warrants shall be rounded up or down to the nearest whole number.

Regardless of which election outlined above is selected, all Shareholders who wish to accept the Offer should complete and execute this Letter of Acceptance and Transmittal, select an election and deliver this Letter of Acceptance and Transmittal, together with all certificates representing the relevant Tau Ordinary Shares, to Computershare Investor Services Inc. at the addresses set forth on the back page of this Letter of Acceptance and Transmittal as soon as possible, and in any event, prior to the Expiry Time.

Tax Election

As described in detail in the Circular, for Eligible Holders (as defined in the Circular) who (i) elect, or are deemed to elect, the Cash/Share Alternative or (ii) elect the Share Alternative and who receive Common Shares, the Corporation will make the necessary joint tax elections with such Shareholders subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). However, neither the Corporation nor the Depositary will be responsible for the proper completion or filing of any tax elections and the electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). The Corporation agrees only to execute any properly completed tax election and to forward such election by mail (within 90 days after the receipt thereof by the Corporation) to the applicable Shareholder provided the Depositary receives the Letter of Acceptance and Transmittal by the Expiry Time and any such tax election is received by the Corporation within 90 days following the Expiry Date. See "Certain Canadian Federal Income Tax Considerations" in the Circular.

The completion of an election is complicated and Eligible Holders should consult their own legal and tax advisors in order to properly select the Cash/Share Alternative or the Share Alternative having regard to the income tax consequences and to complete a tax election in the appropriate circumstances.

TO: DYNAMITE RESOURCES LTD.
AND TO: 6803725 CANADA INC.
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., as Depositary

ARTICLE I.
SHARES TRANSMITTED

The undersigned delivers to you the enclosed certificate(s) for Tau Ordinary Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the offer to purchase upon the terms and conditions contained in the Circular. The following are the details of the enclosed certificate(s):

Name(s) and Address(es) of Registered Holder(s) (please print)	Certificate Number(s) (if available)	Number of Tau Ordinary Shares to which this acceptance relates [1]
	TOTAL	

[1] Unless otherwise indicated, the acceptance will be deemed to be in respect of the total number of Tau Ordinary Shares evidenced by all share certificates delivered.

(If space is insufficient, please attach a separate list in the above form)

ARTICLE II.
ELECTION BY SHAREHOLDERS

MAKE ONE OF THE FOLLOWING ELECTIONS

If you fail to make an election below, or the election fails to comply with the other requirements of the Offer, you will be deemed to have elected to receive the Cash/Share Alternative for the Tau Ordinary Shares in respect of which your acceptance is made hereunder.

OPTION 1 - ELECTION TO RECEIVE CASH AND COMMON SHARES (THE CASH/SHARE ALTERNATIVE)

❑ *Please check this box if you wish to receive cash consideration of C$0.15 and 1/16 of a Common Share as consideration for each of your Tau Ordinary Shares.*

The undersigned hereby elects to receive cash consideration of C$0.15 and 1/16 of a Common Share for each of his, her or its Tau Ordinary Shares in respect of which this acceptance is made.

– OR –

OPTION 2 – ELECTION TO RECEIVE COMMON SHARES AND WARRANTS (THE SHARE ALTERNATIVE)

❑ *Please check this box if you wish to receive ¼ of a Common Share and ¼ of a Warrant as consideration for each of your Tau Ordinary Shares.*

The undersigned hereby elects to receive ¼ of a Common Share and ¼ of a Warrant as consideration for each of his, her or its Tau Ordinary Shares in respect of which this acceptance is made.

ARTICLE III.
TAX ELECTION

Tax Election Package

❑ Please check this box if you require a federal tax election package to be provided to you by the Depositary

Note: Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. The Corporation will make the necessary joint tax election with Electing Shareholders. However, neither the Corporation nor the Depositary will be responsible for the proper completion or filing of any such tax election and the Electing Shareholders will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). The Corporation agrees only to execute two copies of any properly completed tax election and to forward such election by mail (within 90 days after the receipt thereof by the Corporation), to the applicable Shareholder provided the Depositary receives the Letter of Acceptance and Transmittal by the Expiry Time and any such tax election is received by the Corporation within 90 days following the Expiry Date.

By checking the applicable box above to receive a tax election package from the Depositary, the undersigned (i) thereby requests a tax election package; (ii) represents that the undersigned is an Eligible Holder (as defined in the Circular); and (iii) acknowledges that none of the addressees above (A) has made any representation as to the tax or other consequences of utilizing this election, and (B) bears any responsibility for the completeness or accuracy of any form to be filed with any governmental authority in respect of this tax election or for the timely filing of such form (including late filing penalties). With the exception of their execution by the Corporation, compliance with the requirements for valid tax elections will be the sole responsibility of the Shareholder making the elections. Accordingly, neither the Corporation nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of a Shareholder to properly complete any election or properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial or territorial tax legislation). In order for a Shareholder to be entitled to have the Corporation execute any tax election form, such form must be received by the Corporation within 90 days following the Expiry Date. For these purposes, an "Eligible Holder" does not include a Non-resident for Canadian income tax purposes. The undersigned further acknowledges that neither the Corporation nor any of its respective directors, officers, employees, agents or representatives has any responsibility or liability for the completeness, accuracy or filing of any tax election form or information. The Eligible Holder acknowledges that no tax election package and tax election forms will be sent to Tau Shareholders by the Corporation in respect of Tau Ordinary Shares transferred to the Corporation on the Automatic Exchange (as defined in the Circular).

ARTICLE IV. RESIDENCY STATUS

By execution of this Letter of Acceptance and Transmittal, you hereby represent and warrant that, for the purposes of the Tax Act, you are **not** a Non-resident for Canadian income tax purposes

Note: An Eligible Holder which is a partnership that has any Non-resident partner(s) should not represent and warrant above that it is not "a Non-resident for Canadian income tax purposes".

ARTICLE V. REGISTRATION AND DELIVERY INSTRUCTIONS

Upon receipt and deposit of: (i) this Letter of Acceptance and Transmittal, properly completed and signed; (ii) certificate(s) representing the Tau Ordinary Shares in respect of which acceptance is made (or a letter of indemnity in respect of lost share certificates in a form acceptable to the Offeror); and (iii) any other required documentation which may be specified by the Depositary, and following any take-up date ("**Take-up Date**"), Common Shares and Warrants, as applicable, to which the undersigned is entitled will be registered, and certificate(s) for Common Shares and Warrants, as applicable, to which the undersigned is entitled will be delivered, by the Depositary or its agent to the address shown in Tau's register of members, or, if Box A below is completed, to the address shown in Box A or, if Box B below is completed, will be held for pick up at the Toronto office of the Depositary. In each case, the certificate(s) representing the Common Shares and Warrants, as applicable, will be registered in the name of the registered holder of Tau Ordinary Shares.

The undersigned instructs the Depositary to mail the certificates representing the Common Shares and Warrants, as applicable, if applicable, by insured first class mail, postage prepaid, in accordance with the instructions given herein, or to hold such certificate(s) for pick-up in accordance with the instructions given in Box B below. If the Offer is not completed, the share certificates in respect of the relevant Tau Ordinary Shares and all other ancillary documents will be returned by insured first class mail, postage prepaid, to the undersigned in accordance with the instructions in the preceding sentence. The undersigned recognizes that the Offeror has no obligation pursuant to the instructions given below to purchase any of the undersigned's Tau Ordinary Shares if the Offer is not completed. The undersigned acknowledges that if no name, address or delivery instructions are indicated, the respective cheque(s) and/or certificate(s) will be issued and/or registered and delivered to the undersigned at the address of the undersigned as shown in Tau's register of members.

Please carefully review the Instructions and Rules below before completing the following information:

Box A: ***DELIVERY INSTRUCTIONS*** Issue cheque(s) and/or register Common Shares and/or register Warrants and issue share certificates, as applicable, to the registered shareholder at the address indicated to the right hereof:	 Name of Registered Shareholder (please print or type) Street Address and Number City/ Province or State/ Country/ Postal or Zip Code
Box B: ***SPECIAL PICK-UP INSTRUCTIONS*** If you wish to pick-up your cheque(s) and/or certificate(s) from the Toronto office of the Depositary, please so indicate by selecting the box to the right hereof:	❑ Please hold my cheque(s) and/or certificate(s) representing Common Shares and Warrants, as applicable, and I will arrange to have same picked-up directly from the Toronto office of the Depositary.

ARTICLE VI.
SHAREHOLDER SIGNATURE AND GUARANTEE

Signature Guaranteed by: (if required under Instruction 3)	DATED: ____________________, 2007
______________________ Authorized Signature	______________________ Signature of Shareholder (and any Joint Shareholder) or Authorized Representative (See Instruction 2)
______________________ Name of Guarantor (please print clearly or type)	______________________ Name of Shareholder (please print clearly or type)
______________________ Address, including postal or zip code (please print clearly or type)	______________________ Name of Authorized Representative, if applicable (please print clearly or type
______________________	______________________ Telephone Number of Shareholder
	______________________ Email Address of Shareholder

ARTICLE VII.
SUBSTITUTE FORM W-9

TO BE COMPLETED BY U.S. SECURITY HOLDERS ONLY
(See Instruction 12)

<table>
<tr><td colspan="3">PAYOR'S NAME:</td></tr>
<tr><td rowspan="3">SUBSTITUTE

Form W-9

Payor's Request for Taxpayer Identification Number ("TIN") and Certification</td><td>Part I - PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.</td><td>TIN:
____
Social Security Number
OR ______________
Employer Identification Number</td></tr>
<tr><td colspan="2">Part II - For Payees exempt from backup withholding, see the enclosed Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed therein.</td></tr>
<tr><td colspan="2">Part III- Certification - Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).</td></tr>
<tr><td></td><td colspan="2">SIGNATURE: ______________________ DATE: ______________
NAME:
ADDRESS:</td></tr>
</table>

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF REPORTABLE PAYMENTS MADE TO YOU.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR TIN.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, a portion of all reportable payments made to me will be withheld.

Signature: ______________________ Date: ______________

ARTICLE VIII.
COVENANTS, REPRESENTATIONS AND WARRANTIES

The undersigned in this Article VIII is deemed to refer to the signatory at Article VI hereof.

The undersigned hereby acknowledges receipt of the Offer and accompanying Circular dated July 10, 2007.

The undersigned hereby delivers to you the enclosed certificate or certificates representing Tau Ordinary Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of those Tau Ordinary Shares in respect of which this acceptance is being deposited under the Offer as indicated in Article I of this Letter of Acceptance and Transmittal (the "**Deposited Securities**") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities and in and to all rights and benefits arising from such Deposited Securities including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer (other than any dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 10 of the Offer, "Dividends and Distributions; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "**Distributions**").

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between the undersigned and the Offeror in accordance with the terms and conditions of the Offer. The undersigned hereby represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions in respect of which this acceptance is deposited under the Offer, (b) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions to any other Person, (c) the delivery of the acceptance of the Offer in respect of the Deposited Securities and Distributions complies with applicable Laws, (d) when the Deposited Securities and Distributions are taken up and paid for by the Corporation, the Corporation will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others, (e) unless the undersigned shall have revoked this Letter of Acceptance and Transmittal by notice in writing given to the Depositary prior to the Expiry Date in accordance with and pursuant to the terms of the Offer, the undersigned will not, prior to such time, transfer or permit to be transferred any such Tau Ordinary Shares held by the undersigned, and (f) all information inserted into this Letter of Acceptance and Transmittal by or on behalf of the undersigned is accurate and all representations and warranties of the undersigned given in this Letter of Acceptance and Transmittal will be true and correct immediately prior to the Expiry Time as if made at and as of that time **and the undersigned undertakes to notify the Depositary immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the Expiry Time.**

The undersigned acknowledges and agrees that: (a) all covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Offer; (b) all authority herein conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned, as the case may be; and (c) all questions as to validity, form, eligibility (including timely receipt) and acceptance of the Offer shall be determined by Dynamite and Finco or the Corporation in each case in their sole discretion and such determination shall be final and binding and the undersigned acknowledges that there is no duty or obligation upon Dynamite, Finco, the Depositary or any other Person to give notice of any defect or irregularity in any such acceptance and no liability will be incurred by any of them for failure to give any such notice.

The undersigned acknowledges that, upon the completion of the Offer, all the right, title and interest of such holder in such Tau Ordinary Shares will be transferred to the Corporation in consideration for Common Shares and Warrants and/or cash and Common Shares in accordance with the election (or deemed election) made above and the terms of the Offer. The certificate(s) representing Tau Ordinary Shares described above under "Shares Transmitted" are enclosed (in the case of lost certificates see instruction 6 below) and the undersigned hereby irrevocably transmits such certificate(s) to be dealt with in accordance with this Letter of Acceptance and Transmittal. It is understood that upon: (i) receipt of this Letter of Acceptance and Transmittal (together with such other documents as may be required); (ii) receipt of the certificate(s) described above (or a letter of indemnity in respect of lost share certificates in a form acceptable to the Offeror), the Depositary will, as soon as practicable after a Take-Up Date, cancel the certificate(s) described above, and send to the registered holder of such Tau Ordinary Shares, or such other Person designated below, the Common Shares and Warrants and/or cash and Common Shares, that such Person is entitled to in accordance with the Offer and this Letter of Acceptance and Transmittal.

The undersigned hereby irrevocably appoints each of the Depositary, certain officers of the Corporation and any other Person designated by the Corporation in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Shareholder with respect to the Deposited Securities taken up and paid for under the Offer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "**Purchased Securities**"), effective on and after the date that the Corporation takes up and pays for such Deposited Securities, with full power of substitution and resubstitution (such power of attorney being coupled with an interest and thereby being irrevocable) of the depositing Shareholder. This Letter of Acceptance and Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder, (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Tau, (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including without limitation to vote, execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Corporation in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting (whether annual, extraordinary or otherwise or any adjournment thereof) of holders of relevant securities of Tau, and (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder.

The undersigned hereby revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Securities or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Securities are not taken up and paid for under the Offer. The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, extraordinary or otherwise or any adjournment thereof) of holders of relevant securities of Tau and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Corporation any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by the Corporation as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

The undersigned hereby covenants to execute, upon request of the Corporation, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Corporation and acknowledges that all authority therein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

By reason of the use by the undersigned of this Letter of Acceptance and Transmittal, the undersigned is deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn up exclusively in the English language. De par l'utilisation de la présente lettre d'envoi et formulaire de choix, le soussigné est réputé avoir demandé que tous les contrats dont atteste l'arrangement, tel qu'il est accepté au moyen de la présente lettre d'envoi et formulaire de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

INSTRUCTIONS AND RULES

FOR COMPLETING LETTER OF ACCEPTANCE AND TRANSMITTAL

1. Use of Letter of Acceptance and Transmittal

This Letter of Acceptance and Transmittal (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying certificate(s) representing Tau Ordinary Shares and all other documents required by the Offeror and the Depositary must be received by the Depositary at the offices of the Depositary specified on this Letter of Acceptance and Transmittal at or prior to the Expiry Time.

The method used to deliver this Letter of Acceptance and Transmittal and any accompanying certificate(s) representing Tau Ordinary Shares and all other requisite documents is at the option and sole risk of the Person delivering same, and delivery will be deemed to be effective only when such documents are actually received. It is recommended that the necessary documentation be hand-delivered to the offices of the Depositary specified in this Letter of Acceptance and Transmittal. Alternatively, if sent by mail, registered mail, with return receipt is recommended. **Shareholders whose Tau Ordinary Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact such registered holder for assistance if they wish to accept the Offer.**

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to accept the Offer and (i) the certificate(s) representing the Tau Ordinary Shares are not immediately available, or (ii) such shareholder cannot deliver such certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, such shareholder may nevertheless accept the Offer provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile thereof, in the form accompanying this Letter of Acceptance and Transmittal is received by the Depositary at any of its offices listed below, at or before the Expiry Time; and

(c) the certificate(s) representing the relevant Tau Ordinary Shares (or a letter of indemnity in respect of lost share certificates in a form acceptable to the Offeror), together with a properly completed and duly executed copy of this Letter of Acceptance and Transmittal with any required signature guarantee, or a manually signed facsimile thereof, in respect of such Tau Ordinary Shares and all other documents required by this Letter of Acceptance and Transmittal, are received by the Depositary at any of its office listed below at or before 5:00 p.m. (local time at the place of deposit) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurred.

The Notice of Guaranteed Delivery may be delivered by mail to the Depositary at its Toronto office specified herein or by hand or transmitted by facsimile transmission to the Depositary at any of its offices specified herein at or prior to the Expiry Time and must be guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs usually being members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers and/or banks and trust companies in the United States.

3. Signing this Letter of Acceptance and Transmittal

(a) This Letter of Acceptance and Transmittal must be duly completed and signed by the Tau Shareholder or by the Tau Shareholder's duly authorized representative. If signed by the registered Tau Shareholder, the signature must correspond in every respect with the name of the registered Tau Shareholder appearing on the face of the certificate(s) representing Tau Ordinary Shares, without any change whatsoever. Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Acceptance and Transmittal is signed need not be endorsed or accompanied by any form of transfer other than this Letter of Acceptance and Transmittal itself executed in accordance with this Instruction 3.

(b) If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the accompanying Tau Ordinary Share certificate(s),:

(i) such accompanying Tau Ordinary Share certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s) in a form acceptable to the Offeror; and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the accompanying Tau Ordinary Share certificate(s) and must be guaranteed as noted in Instruction 2.

(c) If the Tau Ordinary Shares transmitted hereby are held of record by two or more joint owners, both or all such joint owners must sign this Letter of Acceptance and Transmittal. If any transmitted Tau Ordinary Shares are registered in different names (e.g. "John Doe" and "J. Doe"), it will be necessary to complete, sign and submit as many separate Letters of Transmittal and Election Forms as there are different registrations.

(d) Where this Letter of Acceptance and Transmittal is executed on behalf of a corporation, partnership or association, by an agent, executor, administrator, trustee, guardian or by any other person acting in a representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of authority to act. Any of the Offeror, the Corporation or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

4. Guarantee of Signatures

(a) A signature guarantee on this Letter of Acceptance and Transmittal is not required if: (i) this Letter of Acceptance and Transmittal is signed by the registered holder of the Tau Ordinary Shares transmitted by this Letter of Acceptance and Transmittal; or (ii) the Tau Ordinary Shares are transmitted by an Eligible Institution (as defined below). In all other cases, all signatures on this Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution (both a signature guarantee and a medallion guarantee are required).

(b) If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the Tau Ordinary Shares or if the Offer is not approved by the Shareholders and the Tau Ordinary Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Tau Ordinary Shares or if certificate(s) representing Common Shares and Warrants, as applicable, are to be issued to, or registered in the name of, a Person other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Delivery of Letter of Acceptance and Transmittal and Share Certificates

Certificate(s) representing all Tau Ordinary Shares in respect of which an acceptance is submitted, as well as a properly completed and duly executed Letter of Acceptance and Transmittal in the appropriate form and all other required documents, must be received by the Depositary at one of the addresses set forth on the back page of this Letter of Acceptance and Transmittal on or prior to the Expiry Time. Shareholders who do not forward to the Depositary a properly completed and executed Letter of Acceptance and Transmittal, together with their Tau Ordinary Share certificates where applicable, will not receive the consideration to which they are otherwise entitled under the Offer until proper tender is made. At and after the Effective Time, certificate(s) formerly representing Tau Ordinary Shares shall represent only the right to receive the consideration therefore in accordance with the Offer.

6. Lost Certificate

If the certificate representing your Tau Ordinary Shares has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and sent along with a letter describing the loss, to the Depositary, who will respond with the replacement requirements and assist in making the necessary arrangements to establish proper entitlement (which will include a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Depository in accordance with the instructions given).

7. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror, the Corporation or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

8. Partial Tenders

If an acceptance is given in respect of less than the total number of Tau Ordinary Shares evidenced by any certificate submitted under the Offer, fill in the number of shares in respect of which the acceptance is made in the appropriate space in Article I on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of shares not deposited will be sent to the registered holder as soon as practicable following the Expiry Time. The total number of shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. If certificate(s) representing shares not deposited to or purchased under the Offer are to be returned other than to the address as shown in the register of members of Tau, complete the appropriate box on this Letter of Acceptance and Transmittal.

9. Depositary – Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you – from transactions it performs for you, forms you send the Depositary, other communications the Depositary has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients' needs and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at the Depositary's website, www.computershare.com, or by writing the Depositary at 100 University Avenue, Toronto, Ontario M5J 2Y1. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the foregoing.

10. Requests for Assistance or Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Acceptance and Transmittal may be obtained without charge on request from the Depositary at the telephone number and addresses set forth on the back page of this Letter of Acceptance and Transmittal or on SEDAR at www.sedar.com. Shareholders may also contact their local broker, dealer, commercial bank, Canadian chartered bank, trust company or other financial advisor or nominee for assistance.

11. Substitute Form W-9

Each Shareholder who is a U.S. person (a "U.S. Shareholder") is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 which is provided in Article VII, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. shareholder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such shareholder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. If such Shareholder is an individual, the TIN is such Shareholder's social security number.

If the Depositary is not provided with the correct TIN or the certifications described above, the Shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service.

Failure to provide the information in the Substitute Form W-9 may subject a U.S. shareholder to 28% federal income tax withholding on any payment to such holder made in connection with the purchase of such holder's Tau Ordinary Shares. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If "Applied For" is written in the Substitute Form W-9, the Depositary will withhold 28% on all payments to such holder made in connection with the purchase of such holder's Tau Ordinary Shares until a TIN is provided to the Depositary.

Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the U.S. Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund can be obtained by filing an income tax return with the IRS.

12. Notice with Respect to Certain U.S. Shareholders.

The Shareholders accepting the Offer pursuant to this Letter of Acceptance and Transmittal must advise the Offeror (through completion of the information on page 3 and deposit of this Letter of Acceptance and Transmittal with Computershare Investor Services Inc.) of the number of Tau Ordinary Shares held by or on behalf of "Non-Qualified Parties" that are represented by the Tau Ordinary Share certificate(s) deposited with this Letter of Acceptance and Transmittal no later than the Expiry Time.

13. Miscellaneous

(a) No alternative, conditional or contingent surrender of Tau Ordinary Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Tau Ordinary Shares by executing this Letter of Acceptance and Transmittal (or a manually executed facsimile hereof).

(b) It is strongly recommended that, prior to completing this Letter of Acceptance and Transmittal, you read the Circular.

(c) Any certificates representing Tau Ordinary Shares that are not deposited together with a duly completed Letter of Acceptance and Transmittal and any other documents as may be reasonably required shall, after the Effective Date, represent the right to receive the Cash/Share Alternative in respect thereto (provided always that they conform with the register of members of Tau).

(d) The Offeror and the Corporation, as applicable, reserve the right, if they so elect, in their absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Acceptance and Transmittal received by them.

(e) All questions as to the amount of Tau Ordinary Shares to be accepted, pro-ration, the form of documentation and the validity, eligibility (including time of receipt), acceptance of any deposit of Tau Ordinary Shares will be determined by the Dynamite and/or the Corporation, as the case may be, in their sole discretion, which determination shall be final and binding on all parties. No acceptance the Offer in respect of deposit of Tau Ordinary Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Dynamite, Finco, the Corporation, the Depositary or any other Person is or will be under any duty to give notification of any defect or irregularity in deposits, nor will any of them incur any liability for failure to give any such notice. The interpretation of the terms and conditions by Dynamite and/or the Corporation, as the case may be, will be final and binding on all parties.

14. Governing Law

The Offer and any contract resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to a contract resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(This page has been left blank intentionally.)

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or Courier:

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Attention: Corporate Actions

By Mail:

P.O. Box 7021
31 Adelaide St. East
Toronto, ON M5C 3H2

Attention: Corporate Actions

For More Information:

Toll free: 1-800-564-6253
Email: corporateactions@computershare.com

The Depositary (see the back page for address and telephone number) or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for
Ordinary Shares
of

TAU MINING LIMITED

In relation to the joint offer to purchase dated July 10, 2007 of

DYNAMITE RESOURCES LTD. AND 6803725 CANADA INC.

The terms and conditions of the offer to purchase are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery which are defined in the offer to purchase, shall have the respective meanings set out in the offer to purchase (the "**Offer**") and the circular (the "**Circular**"), accompanying and forming part of the Offer dated July 10, 2007, that also accompanies this Notice of Guaranteed Delivery.

If a shareholder wishes to accept the Offer and (i) the certificate(s) representing the Tau Ordinary Shares are not immediately available, or (ii) such shareholder is not able to deliver such certificate(s) and all other required documents to the Depositary at or prior to 5:00 p.m. Toronto Time on August 16, 2007 (unless extended or withdrawn) (the "**Expiry Time**"), such shareholder may nevertheless accept the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

1. such deposit is made by or through an Eligible Institution;
2. a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto, at or prior to the Expiry Time; and
3. the certificate(s) representing the relevant Tau Ordinary Shares (or a letter of indemnity in respect of lost share certificates in a form acceptable to Dynamite), together with a properly completed and duly executed Letter of Acceptance and Transmittal with any required signature guarantees, or a manually signed facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto at or prior to 5:00 p.m., Toronto time, on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurred.

The Notice of Guaranteed Delivery may be delivered by hand, by courier by mail, or transmitted by facsimile to the Depositary at its office in Toronto and must include a guarantee by an Eligible Institution in the form set forth below. Delivery of the Notice of Guaranteed Delivery and the Letter of Acceptance and Transmittal and accompanying share certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

This form is not to be used to guarantee signatures. If a signature on the Letter of Acceptance Transmittal is required to be guaranteed by an Eligible Institution, such signature guarantee must appear in the applicable space provided in the Letter of Acceptance and Transmittal.

TO: **DYNAMITE RESOURCES LTD.**
6803725 CANADA INC.
(Collectively, the "Offeror")

AND TO: **COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY**

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Canada

By Registered Mail, Hand or Courier:
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Canada

By Facsimile Transmission:
(416) 981-9663

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via facsimile to a number other than set forth above does not constitute a valid delivery.

The undersigned hereby accepts the Offer upon the terms and subject to the conditions set forth in the Offer, the Circular and the Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, in respect of the Tau Ordinary Shares described below, pursuant to the guaranteed delivery procedures set forth in the section entitled "Offer to Purchase – Manner of Acceptance – Procedure for Guaranteed Delivery" of the Offer and Instruction 2 to the Letter of Acceptance and Transmittal.

Name(s) and Address(es) of Registered Holder(s) (please print)	Certificate Number (if available)	Number of Tau Ordinary Shares to which this acceptance relates*
	TOTAL	

* Unless otherwise indicated, all shares evidenced by any certificates submitted to the Depositary will be deemed to have been deposited under the offer to purchase.

Area Code and Telephone Number during Business Hours:

( ) ____________________

Date: ____________________

____
Signature

NOTE: DO NOT SEND CERTIFICATES FOR TAU ORDINARY SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR TAU ORDINARY SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

GUARANTEE
(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at any of its offices listed above) of the certificate or certificates representing Tau Ordinary Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal in proper form (or facsimile thereof) and all other documents required by such Letter of Acceptance and Transmittal, on or prior to 5:00p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurred.

An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or bank and trust companies in the United States.

Name of Firm:	______________________	Authorized Signature:	______________________
Address of Firm:	______________________	Name:	______________________
	______________________	Title:	______________________
Telephone No.:	______________________	Date:	______________________

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Registered Mail, Hand or Courier:

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1

Attention: Corporate Actions

By Mail:

P.O. Box 7021
31 Adelaide St. East
Toronto, ON M5C 3H2

Attention: Corporate Actions

For More Information:

Toll free: 1-800-564-6253
Email: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number and locations set out above.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors' Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.

TAU MINING LIMITED

DIRECTORS' CIRCULAR

recommending

ACCEPTANCE

of the offer by

DYNAMITE RESOURCES LTD.
and
6803725 CANADA INC.

TO PURCHASE ALL OF THE ISSUED AND TO BE ISSUED ORDINARY SHARES OF

TAU MINING LIMITED

For each ordinary share of Tau Mining Limited ("Tau") acquired under the offer, the shareholders of Tau shall be entitled to elect to receive:

(a) $0.15 in cash and one sixteenth of one Common Share (as defined herein) (the "Cash/Share Alternative"); or

(b) one quarter of one Common Share and one quarter of one Warrant (as defined herein) (the "Share Alternative").

provided that shareholders of Tau holding in aggregate a minimum of 70 million ordinary shares of Tau shall have elected (a) above.

THE BOARD OF DIRECTORS OF TAU MINING LIMITED UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND DEPOSIT ACCEPTANCES IN RESPECT OF THEIR ORDINARY SHARES OF TAU TO THE OFFER.

JULY 10, 2007

FORWARD-LOOKING STATEMENTS

This Directors' Circular contains "forward-looking information" within the meaning of applicable Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of Dynamite, its subsidiaries and its projects, statements with respect to the future financial or operating performance of Tau, its subsidiaries and its projects, statements regarding exploration prospects, statements regarding the potential and financial impact of the Arrangement and the Offer, the terms and conditions of the Arrangement and the Offer, receipt of requisite approvals and the execution of definitive agreements, the benefits of the proposed Acquisition, the identification of mineral reserves and resources, costs of and capital for exploration projects, exploration expenditures, timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Dynamite, Tau or the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; acquisition risks, the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of Dynamite and Tau not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, not realizing on the potential benefits of the proposed transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and shortages and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS DIRECTORS' CIRCULAR HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN PERSONS OTHER THAN TAU. IN PARTICULAR, CERTAIN INFORMATION PERTAINING TO DYNAMITE HAS BEEN PROVIDED BY

DYNAMITE. ALTHOUGH TAU DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, TAU ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO TAU.

CURRENCY

All dollar references in the Directors' Circular are in Canadian dollars, unless otherwise indicated.

TABLE OF CONTENTS

GLOSSARY OF DEFINED TERMS

In this Directors' Circular, the following capitalized words and terms shall have the following meanings:

"**Acquisition**" means the acquisition of all of the outstanding securities of Tau by the Corporation;

"**Acquisition Proposal**" means, in respect of Tau, any *bona fide* inquiry, proposal or offer made by a party with whom Tau and each of its officers and directors deals at arm's length regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Tau's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Tau or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Tau (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in the Agreement);

"**Agreement**" means the arrangement agreement among the Offeror and Tau dated July 10, 2007, together with the schedules attached thereto, as amended or supplemented from time to time relating to the Offer and the Plan of Arrangement;

"**Arrangement**" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court;

"**Cash/Share Alternative**" means $0.15 in cash and one sixteenth of one Common Share for each Tau Ordinary Share held;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part thereof;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means the company to be formed upon the amalgamation of Dynamite and Finco pursuant to the Plan of Arrangement;

"**Court**" means the Superior Court of Justice (Ontario);

"**Depositary**" means Computershare Investor Services Inc.;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Dynamite**" means Dynamite Resources Ltd., a corporation existing under the CBCA;

"**Effective Date**" means the date set out in the Certificate as being the effective date in respect of the Arrangement which date shall also be the date on which the Offeror first pays for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date;

"**Expiry Date**" means the 36th day after the date that the Offer is commenced within the meaning of the Securities Act, or any subsequent date set out in any notice of the Offeror extending the period during which acceptances in respect of Tau Ordinary Shares may be deposited under the Offer or as otherwise provided under Subsection 7.01(g) of the Agreement; provided that, if such day is not a Business Day, then the Expiry Date will be the next Business Day;

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date;

"**Finco**" means 6803725 Canada Inc., a corporation continued under the CBCA (formerly Tau Finance Inc., a corporation incorporated under the *Business Corporations Act* (Ontario);

"**Finco Common Shares**" means the common shares in the capital of Finco;

"**Finco Warrants**" means the outstanding warrants to purchase an aggregate of 56,250,000 Finco Common Shares;

"**Governmental Entity**" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board of authority or any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Laws**" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Government Entity;

"**Material Adverse Change**" means, in respect of Dynamite or Tau, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Dynamite or Tau, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in the Agreement to dollar amounts are not intended to be, and will not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in the Agreement will be interpreted without reference to any such amounts;

"**Offer**" means the offer to be made by the Offeror by way of a take-over offer (within the meaning of Section 974 of the *Companies Act 2006*) for all of the issued and to be issued Tau Ordinary Shares, subject to the terms and conditions of the Offering Circular;

"**Offered Consideration**" means the Cash/Share Alternative and the Share Alternative;

"**Offering Circular**" means the take-over bid circular of Dynamite and Finco dated July 10, 2007 to be mailed to the holders of Tau Ordinary Shares;

"**Offeror**" means collectively Dynamite and Finco;

"**Person**" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including Governmental Entity) or any other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form and content of Schedule "A" to the Agreement;

"**Share Alternative**" means one quarter of one Common Share and one quarter of one Warrant for each Tau Ordinary Share held;

"**Subscription Receipts**" means the subscription receipts issued by Finco on June 14, 2007 by way of private placement, with each Subscription Receipt exercisable into one Finco Common Share and one Finco Warrant pursuant to the terms of the Subscription Receipt Agreement;

"**Subscription Receipt Agreement**" means the subscription receipt agreement dated June 14, 2007 entered into between Dynamite, Finco and Computershare to govern the 56,250,000 Subscription Receipts issued by Finco on June 14, 2007;

"**Superior Proposal**" means a written Acquisition Proposal to acquire all or substantially all of the assets of Tau (on a consolidated basis) or, directly or indirectly, a takeover offer (within the meaning of Section 974 of the Companies Act 2006) for all of the issued and to be issued Tau Ordinary Shares if such Acquisition Proposal is not conditional on obtaining financing and the directors of Tau have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which will have been provided to Dynamite) from, as appropriate, the financial, legal and other advisors to Tau to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Tau Shareholders from a financial point of view than the terms of the Offer and provide for consideration per Tau Ordinary Share that has a value that is greater than the consideration per Tau Ordinary Share provided under the terms of the Offer (including any adjustment to such terms proposed by Dynamite as contemplated by Subsection 8.02(b) of the Agreement) by more than 5%; and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the Person making the Acquisition Proposal;

"**Tau**" means Tau Mining Limited, a company incorporated in England and Wales under the United Kingdom Companies Act 1985 (as amended) with registered number 5723178;

"**Tau Options**" means 50,000,000 options over Tau Ordinary Shares;

"**Tau Ordinary Shares**" means the ordinary shares of GBP0.01 each in the capital of Tau;

"**Tau Shareholders**" means, at any time, the holders of Tau Ordinary Shares;

"**Tau Subsidiaries**" means LLP Long Alpha Mining Company, Onyx Resources Group Ltd. and Tau Mining Limited (Ontario);

"**TSXV**" means the TSX Venture Exchange;

"**Underwriters**" means Orion Securities Inc., GMP Securities L.P. and Cormark Securities Inc.;

"**Warrants**" means common share purchase warrants of the Corporation, each whole Warrant exercisable for one Common Share at a price of $1.00 for a period of two years following the Effective Date.

DIRECTORS' CIRCULAR

This Directors' Circular (the "**Directors' Circular**") is issued by the board of directors (the "**Board of Directors**") of Tau Mining Limited ("**Tau**") in connection with the offer (the "**Offer**") made by Dynamite Resources Ltd. ("**Dynamite**") and 6802375 Canada Inc. ("**Finco**") (Dynamite, and Finco, hereinafter referred to as the "**Offeror**") to shareholders of Tau (the "**Tau Shareholders**") to purchase all of the issued and to be issued ordinary shares of Tau (the "**Tau Ordinary Shares**"). For each Tau Ordinary Share acquired under the Offer, the tendering holder shall be entitled to elect to receive (the "**Offered Consideration**"):

(c) $0.15 in cash and one sixteenth of one Common Share (the "**Cash/Share Alternative**"); or

(d) one quarter of one Common Share and one quarter of one Warrant (the "**Share Alternative**").

provided that Tau Shareholders holding in aggregate a minimum of 70 million Tau Ordinary Shares shall have elected the Cash/Share Alternative.

Each whole Warrant is exercisable for one Common Share at a price of CDN$1.00 for a period of two years following the Effective Date.

No fractional Common Shares or Warrants will be issued in connection with the Offer. Fractional interests shall be rounded up or down to the nearest whole number. The terms and conditions of the Offer are set out in the accompanying circular of Dynamite dated July 10, 2007 (the "**Offering Circular**").

The Offer was made pursuant to the terms of an arrangement agreement dated July 10, 2007 between Tau, Finco and Dynamite (the "**Agreement**") and will be open for acceptance, unless accelerated, extended or withdrawn at the sole discretion of Dynamite, until 5:00 p.m. (Toronto time) (the "**Expiry Time**") on August 16, 2007, as may be varied pursuant to the Offer (the "**Expiry Date**"). No Tau Ordinary Shares will be taken up and paid for pursuant to the Offer prior to the Expiry Time.

The Offer is subject to certain conditions, including there being validly deposited and not withdrawn at the Expiry Time acceptances under the Offer such that the Offeror has, by virtue of such acceptances, acquired or unconditionally contracted to acquire: (i) not less than 90% (or such lesser percentage as the Offeror may decide) in value of the Tau Ordinary Shares to which the Offer relates; and (ii) not less than 90% (or such lesser percentage as the Offeror may decide) of the voting rights carried by those Tau Ordinary Shares (excluding in each case any Tau Ordinary Shares held by the Offeror and its associates).

All information provided in this Directors' Circular relating to Dynamite is derived from information contained in the Offering Circular and other information contained in public filings made by Dynamite with securities regulatory authorities in Canada or otherwise made available by Dynamite. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

TAU MINING LIMITED

Tau is a mining exploration and development company with exploration properties in the Kyrgyz Republic in Central Asia.

Tau was incorporated in England and Wales as Tau Mining Limited under the Companies Act 1985 on February 27 2006.

Tau has three wholly owned subsidiaries:

> LLP Long Alpha Mining Company incorporated in the Kyrgyz Republic with company number 22818-3300-0000 (NY) 23996692);
>
> Onyx Resources Group Ltd (incorporated in the British Virgin Islands with company number 647262); and
>
> Tau Mining Limited (incorporated in Ontario with company number 2122409).

The registered and head office and principal place of business of Tau is located at 15 Poland Street, London, England W1F 8QE.

DYNAMITE RESOURCES LTD.

Dynamite is a development stage company and is primarily engaged in the acquisition, exploration and development of mineral properties.

Dynamite (formerly Bashaw Capital Corp.) was incorporated on December 13, 2004 pursuant to the CBCA. On June 3, 2005, 0727189 B.C. Ltd. (formerly Dynamite Resources Ltd.) ("**0727189**") completed a Qualifying Transaction with Bashaw Capital Corp. ("**Bashaw**") pursuant to which Bashaw acquired all of the issued and outstanding shares of 0727189 by way of a three-cornered amalgamation. On March 27, 2006, Bashaw Capital Corp. changed its name to Dynamite Resources Ltd.

Dynamite is the sole owner of 100% of the issued and outstanding common shares in the capital of Finco and 0727189. Dynamite has no subsidiaries other than Finco and 0727189.

Dynamite's registered and records office is located at Suite 805, 65 Queen Street, Toronto, Ontario, M5H 2M5 and its head office and principal place of business is located at Suite 820, 65 Queen Street West, Toronto, Ontario, M5H 2M5. Dynamite is a publicly traded mineral exploration company trading on the TSXV under the symbol "DNR".

BACKGROUND TO THE OFFER

Background

During the Fall of 2006, certain principals of Dynamite contacted David Argyle, the Managing Director of Tau, to discuss possible synergies between Tau and Dynamite.

In November, 2006, Stan Bharti, a director of Dynamite, participated in a private placement financing completed by Tau.

During January and February 2007, representatives of Tau and Dynamite corresponded regarding possible transactions involving the two companies.

During April 2007, the Board of Directors of Dynamite focused on the negotiation of a letter agreement with WPC Resources Ltd. regarding Dynamite's interest in the Lake Torrens Project properties in Western Australia.

In May 2007, representatives of Tau and Dynamite renewed discussions and Dynamite consulted with certain investment banks to obtain advice regarding a possible transaction. During this time, the parties and their legal counsel began to negotiate the framework for a letter of intent.

On May 24, 2007, Dynamite and Tau agreed to a transaction whereby Dynamite would acquire all of the issued and outstanding Ordinary Shares of Tau in exchange for cash and securities of Dynamite or a successor of Dynamite. On May 24, 2007 and May 25, 2007 Dynamite press released the terms of the proposed transactions.

On June 1, 2007, Dynamite incorporated Finco as a wholly owned subsidiary.

On June 14, 2007, Finco issued 56,250,000 Subscription Receipts at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to Finco of $45,000,000. Each Subscription Receipt will entitle the holder to acquire one Finco Common Share and one Finco Warrant without payment of any further consideration upon the satisfaction of the Release Conditions (as defined below).

The gross proceeds of the offering less the estimated out-of-pocket costs and expenses of the Underwriters are being held in escrow and will be released to Finco upon satisfaction of the following conditions (the "**Release Conditions**"):

(i) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement), including the Offer, have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by Finco or Dynamite without the consent of Orion Securities Inc.) such that the Finco Common Shares and Finco Warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into Common Shares and Warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(ii) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau.

On July 10, 2007, Dynamite, Finco and Tau entered into the Agreement relating to the Arrangement, including the Offer.

Recommendations of the Board of Directors

Based on the considerations below, the Board of Directors has unanimously concluded that the consideration to be received under the terms of the Offer is fair, from a financial point of view, to Tau Shareholders and has unanimously recommended that the Board of Directors approve the entering of the Agreement and recommend that the Tau Shareholders accept the Offer.

In reaching its conclusions, the Board of Directors considered, among other things, the following:

Value Enhancement. The Offer represents attractive value for Tau Shareholders.

Credibility of Dynamite and Probability of Completion. Dynamite is a credible and reputable buyer with the financial capability and operational expertise to complete the Offer.

Superior Proposals. Under the Agreement, the Board of Directors remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable from a financial point of view than the Offer.

Other Factors. The Board of Directors has also considered the Offer with reference to the financial condition and results of operations of Tau, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and following those alternatives in light of its competitive position.

The discussion of the information and factors considered by the Board of Directors and described in this Directors' Circular is not intended to be exhaustive but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to recommend acceptance of the Offer, the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weight to different factors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of Tau and therefore recommends that Shareholders ACCEPT the Offer and DEPOSIT ACCEPTANCES in respect of their Tau Ordinary Shares to the Offer. See ''Reasons for the Recommendation".

Tau Shareholders should consider the Offer carefully and come to their own conclusions as to whether to accept or reject the Offer. Tau Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisors. Tau Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

ARRANGEMENT AGREEMENT

The Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made. The following is a summary of the principal terms of the Agreement. **A copy of the Agreement can be obtained on www.sedar.com.**

The Offer: The Offeror has agreed to make the Offer on the terms and conditions set forth in the Agreement.

Support for the Offer: Tau represented to the Offeror (as reflected in the Directors' Circular) that its Board of Directors has (a) following consultation with its financial and legal advisors, unanimously determined that the consideration to be received under the Offer is fair from a financial point of view to the Tau Shareholders, and (b) approved the entering into of the Agreement and the making of a unanimous recommendation that Tau Shareholders accept the Offer.

Modification or Waiver of Terms of Offer: The Agreement provides that Dynamite may, in its sole discretion, modify or waive any term or condition of the Offer.

Treatment of Tau Options: Each Tau Option will entitle the holder thereof to receive (and such holder will accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options will be exercisable for one Tau Ordinary Share at an exercise price of CDN$0.43 at any time on or before June 14, 2009, following which the Tau Options will expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment The Corporation will execute joint elections with a validly electing eligible holder (and "**Eligible Holder**") under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any provincial tax legislation including, without limitation, section 518 of the *Quebec Taxation Act*) as long as two signed copies of the necessary election forms duly completed (with the details of the number of Tau Ordinary Shares transferred, the consideration received and the applicable elected amounts ("**Elected Amounts**") for the purposes of such elections) are returned to the Corporation by the

Eligible Holder on or before the day which is 60 days after such exchange. Subject to the election forms complying with the provisions of the Tax Act (and the corresponding provisions of any provincial tax legislation), one copy of election forms will be returned to the particular holder, signed by the Corporation, for filing by the holder with the CRA (or the applicable provincial tax authority). The Corporation will not provide a tax instructions letter in connection with the foregoing elections. Neither Dynamite, the Corporation nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any such election, to properly complete any election or to properly file it within the terms prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Each Eligible Holder assumes sole responsibility with providing the Corporation with duly completed and executed election forms.

Designation of Directors: Tau covenanted to cooperate with Dynamite, subject to applicable Laws, and to exercise its reasonable efforts, to obtain the resignation of any then incumbent directors to facilitate the appointment of Dynamite's designees to the Board of Directors.

Upon the take-up and payment by Dynamite of more than 50.01% of the outstanding Tau Ordinary Shares (on a fully-diluted basis) and from time to time thereafter, Tau also covenanted not to frustrate Dynamite's attempts to designate a majority of the directors of the Board of Directors and any committees thereof, and to cooperate with Dynamite, subject to applicable Laws, to obtain the resignation of a majority of the then incumbent directors to facilitate the appointment of Dynamite's designees to the Board of Directors.

Representations and Warranties of Tau: The Agreement includes representations and warranties of Tau as to (a) organization, (b) capitalization; (c) authority relative to the Agreement, (d) approvals, (e) subsidiaries, (f) no defaults, (g) absence of changes, (h) employment agreements, (i) financial matters, (j) books and records, (k) litigation, (l) title to property and condition of assets, (m) insurance, (n) environmental, (o) tax, (p) intellectual property (q) pension and employee benefits, (r) compliance with laws, (s) no option on assets, (t) contracts (u) place of principal offices, (v) location of assets and U.S. sales, (w) foreign private issuer status, (x) investment company status, (y) U.S. Tau Shareholders, (z) full disclosure; and (aa) no brokers commission.

Representations and Warranties of Dynamite and Finco: Dynamite and Finco also made representations and warranties to Tau, as to (a) organization, (b) capitalization; (c) authority relative to the Agreement, (d) approvals, (e) place of principal offices of Dynamite and Finco, (f) location of assets and U.S. sales of Dynamite and Finco, (g) foreign private issuer status of Dynamite and Finco, (h) investment company status of Dynamite and Finco.

The representations and warranties of Tau and Dynamite contained in the Agreement do not survive completion of the Offer. Further, the only remedy for the breach by either party of the relevant representations and warranties will be the termination of the Agreement in accordance with its terms and not monetary damages

Conduct of Business by Tau: Under the Agreement, Tau agreed that, unless Dynamite otherwise consents in writing or except as otherwise expressly contemplated or permitted by the Agreement:

(a) *Tau will, and will cause the Tau Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.*

(b) *Other than in contemplation of or as required to give effect to the transactions contemplated by the Agreement, Tau will not, without the prior written consent of Dynamite, directly or indirectly do or permit to occur any of the following:*

(i) issue, sell, pledge, lease, dispose of, encumber or create any encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any encumbrance on, or permit a Tau Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Tau or any of the Tau Subsidiaries, other than the issue of Tau Ordinary Shares pursuant to the exercise of the Tau Options issued and outstanding on the date of the Agreement in accordance with their terms as of the date of the Agreement;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit any of the Tau Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) amend or propose to amend the articles or by-laws (or their equivalent) of Tau or any of the Tau Subsidiaries or any of the terms of the Tau Options as they exist at the date of the Agreement;

(iv) split, combine or reclassify any of the securities of Tau or any of the Tau Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the securities of Tau;

(v) redeem, purchase or offer to purchase, or permit any of the Tau Subsidiaries to redeem, purchase or offer to purchase, any Tau Ordinary Shares and any options or obligations or rights under existing contracts, agreements and commitments;

(vi) reorganize, amalgamate or merge Tau or any of the Tau Subsidiaries with any other Person;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Tau Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) in the case of Tau and the Tau Subsidiaries: (A) satisfy or settle any claim or dispute, (B) relinquish any contractual rights or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Tau Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x) except as required by generally accepted accounting principle to which Tau or any Tau Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Tau or make any material tax election inconsistent with past practice; or

(xi) enter into, or cause any Tau Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in the Agreement.

(c) Without the prior written consent of Dynamite, Tau will not, and will cause the Tau Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Tau or any of the Tau Subsidiaries.

(d) Tau will use its reasonable efforts, and will cause the Tau Subsidiaries to use their reasonable efforts, to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(e) Tau will:

(i) not take any action, or refrain from taking any action (subject to reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by Tau in the Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Tau; and

(ii) promptly notify Dynamite of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Tau, (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Tau of any covenant or agreement contained in the Agreement, and (D) any event occurring subsequent to the date of the Agreement that would render any representation or warranty of Tau contained in the Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(f) Tau will not, and will cause the Tau Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Tau in connection with the transactions contemplated by the Agreement prior to the Effective Time without the prior written consent of Dynamite.

(g) Tau will not, and will cause the Tau Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Tau or any of the Tau Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(h) Subject to the terms of the Agreement, Tau will use all reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by the Agreement, including using its reasonable efforts to:

(i) obtain all consents, approvals and authorizations as are required to be obtained by Tau or any of the Tau Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by the Agreement or have a Material Adverse Effect on Tau;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Agreement and participate and appear in any proceedings of any party thereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Agreement, the transactions contemplated thereby or seeking to stop, or otherwise adversely affecting the ability of the parties thereto to consummate, the transactions contemplated thereby;

(iv) fulfill all conditions and satisfy all provisions of the Agreement required to be fulfilled or satisfied by Tau; and

(v) cooperate with Dynamite and Finco in connection with the performance by each of them of their respective obligations thereunder, provided however that the foregoing will not be construed to obligate Tau to pay or cause to be paid any monies to cause such performance to occur.

Non-Solicitation Obligation of Tau: Tau agreed that it and its subsidiaries will not, directly or indirectly, make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to any Acquisition Proposal, or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way or assist with or participate in, facilitate or encourage, any effort or attempt by any other Person to make any Acquisition Proposal, or approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal. However, the Agreement does not prevent the Board of Directors from considering or negotiating any unsolicited bona fide Acquisition Proposal that would be a Superior Proposal but only if the Acquisition Proposal did not result from a breach of the Agreement by Tau and if the Board of Directors determine, after consultation with outside counsel, that such action is required for such directors to comply with fiduciary duties under all applicable Laws.

Tau agreed not to have discussions or negotiations with any parties (other than Dynamite) in connection with any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Tau also agreed not to release any third party from or waive any confidentiality or standstill agreement.

Tau agreed to provide notice to Dynamite of any Acquisition Proposal or any amendments to the foregoing, or any request for non-public information relating to Tau or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Tau or any Subsidiary by any Person. Such notice will be made, from time to time, first immediately orally and then promptly in writing and will indicate the identity of the Person making such proposal, and all material terms and conditions thereof and such other details of the proposal, inquiry or contact as Dynamite may reasonably request.

If Tau receives a request for material non-public information from a Person who has made a bona fide written Acquisition Proposal and the Board of Directors determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement which includes a standstill agreement other than to effect a Superior Proposal, provide such Person with access to information regarding Tau, provided further that Tau sends a copy of any such confidentiality agreement (or any amendment thereto) to Dynamite immediately upon its execution and Dynamite is provided with a list of or copies of any and all information provided to such Person and is promptly provided with access to similar information to which such Person was provided.

Right to Match Superior Proposal: Tau agreed that it will not accept, approve, recommend or enter into any agreement (a "**Proposed Agreement**") with any Person relating to any Acquisition Proposal, unless (i) Tau has complied with the non-solicitation provisions of the Agreement, (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Tau completes any similar transaction with Dynamite; (iii) it has provided Dynamite with the information about such Acquisition Proposal as required under the Agreement; and (iv) five business days will have elapsed from the later of (A) the date Dynamite received notice of Tau's proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and (B) the date Dynamite received a copy of such Acquisition Proposal.

Tau has acknowledged and agreed that, during the five business day period referred to above, Dynamite will have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors will review any proposal by Dynamite to amend the terms of the Offer in order to determine, in good faith, whether the offer of Dynamite upon acceptance by Tau would at least match the value per Tau Ordinary Share of the Superior Proposal. If the Board of Directors so determine, Tau will enter into an amended agreement with Dynamite reflecting the amended proposal of Dynamite and will promptly reaffirm is recommendation of the Offer.

Termination of the Agreement: The Agreement may be terminated:

(a) at any time prior to the Effective Date by mutual consent of Dynamite and Tau;

(b) at any time by Dynamite if any condition of the Offer is not satisfied or, where capable of waiver, waived by the Expiry Time;

(c) by the Offeror, at any time if: (i) Tau will have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a Material Adverse Effect on Tau, or if any such representations or warranties will in all respects have become untrue or incorrect in any respect after the date of the Agreement or (ii) Tau will have breached in any material respect any of its other representations and warranties contained in the Agreement, or if any such representations or warranties will in any material respect have become untrue or incorrect after the date of the Agreement; and any such breach or failure to be true and correct is incapable of being cured by Tau or is not cured within 10 days of written notice thereof (or, if the Expiry Time is less than 10 days from the date of such notice, such lesser period of time as expires at the Expiry Time);

(d) by the Offeror, at any time, if Tau is in default of (i) the non-solicitation provisions of the Agreement or (ii) any other covenant or obligation under the Agreement where such default is reasonably likely to (A) prevent or materially delay consummation of the transactions contemplated by the Agreement, (B) result in a breach of Tau's representations and warranties contained in the Agreement and/or (C) result in a Material Adverse Effect;

(e) by Tau, at any time, if either Dynamite or Finco is in breach of any of its representations or warranties or in default of any covenant or obligation under the Agreement and such breach or default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Agreement;

(f) by Tau, if the Offeror has not taken up and paid for at least 90% of the Tau Ordinary Shares (or such lesser percentage as the Offeror may decide) to which the Offer relates within 75 days after the Offer is commenced, otherwise than as a result of the breach by Tau of any covenant or obligation under the Agreement or as a result of any representation or warranty of Tau in the Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take-up and payment for Tau Ordinary Shares in respect of which acceptances have been deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the Agreement will not be terminated by Tau pursuant thereto until the earlier of (i) 120 days after the Offer is commenced and (ii) the eleventh business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(g) by the Offeror if: (i) the Board of Directors withdraws, modifies, changes or qualifies (or resolves to do so) its approval or recommendation of the Agreement or the Offer in a manner adverse to Dynamite; (ii) the Board of Directors or any committee thereof approves or recommends, or publicly proposes to approve or recommend, or enters into an agreement with respect to, an Acquisition Proposal or (iii) the Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval or recommendation of the Offer within two calendar days of any written request by Dynamite (or, in the event that the Offer will be scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer);

(h) by Tau, if Tau proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the non-solicitation provisions of the Agreement, provided that Tau has not breached any of its covenants, agreements or obligations in the Agreement in any material respect;

(i) by Tau, provided that as at such time it has complied with its covenants and obligations under the Agreement and its representations and warranties are true and correct, if Dynamite does not: (i) commence the Offer and mail the Offer, the Circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery by July 31, 2007 (except where the making of the Offer is delayed by (A) an injunction or order made by a court or regulatory authority of competent jurisdiction or (B) Dynamite not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offer to be made, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, in which case the Agreement will not be terminated by Tau until the earlier of (i) 120 days from the date the Agreement becomes effective and (ii) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; and

(j) by Tau, at any time if: (i) the Offeror will have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a Material Adverse Effect on Tau, or if any such representations or warranties will in all respects have become untrue or incorrect in any respect after the date of the Agreement or (ii) the Offeror will have breached in any material respect any of its other representations and warranties contained in the Agreement, or if any such representations or warranties will in any material respect have become untrue or incorrect after the date of the Agreement; and any such breach or failure to be true and correct is incapable of being cured by Tau or is not cured within 10 days of written notice thereof (or, if the Expiry Time is less than 10 days from the date of such notice, such lesser period of time as expires at the Expiry Time);

SHARE CAPITAL OF TAU

The authorized capital of Tau is GBP 10,000,000 divided into 1,000,000,000 Tau Ordinary Shares of GBP0.01 each, of which 183,000,002 Tau Ordinary Shares are in issue and

50,000,000 Tau Ordinary Shares are set aside for issue under the Tau Options. The Tau Options are exercisable until June 14, 2009 and are only exercisable prior to June 14, 2008 with the consent of Tau. Each Tau Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options shall be exercisable for one Tau Ordinary Share at an exercise price of CDN$0.43 at any time on or before June 14, 2009, following which the Tau Options shall expire. Each Tau Ordinary Share issued upon exercise of the Tau Options shall automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment.

OWNERSHIP OF SECURITIES BY DIRECTORS AND OFFICERS OF TAU

The following table sets out the names and positions with Tau of each director and senior officer of Tau and the number, designation and percentage of outstanding securities of Tau beneficially owned, directly or indirectly, or over which control or direction is exercised by each such Person and, where known after reasonable enquiry, by their respective associates, other than options to acquire Tau Ordinary Shares.

Name	Position Held	Number of Tau Ordinary Shares Owned or Over Which Control or Direction is Exercised [1]	Percentage of Outstanding Tau Ordinary Shares
David Argyle	Executive Director	9,400,001	5.14%
Paul Summers	Executive Director	7,980,000	4.36%
Alec Pismiris	Non-executive Director	10,350,001	5.66%

The directors and senior officers of Tau, as a group, own or beneficially own or exercise control and direction over, directly or indirectly, 27,730,002 or 15.15% of the outstanding Tau Ordinary Shares.

The following directors and senior officers of Tau hold Tau Options to purchase the Tau Ordinary Shares indicated beside his name:

Name	Position Held	Outstanding Tau Options to Purchase Tau Ordinary Shares (Exercisable/Unexercisable)	Total Tau Options
David Argyle	Executive Director	14,600,000*	29.2%
Paul Summers	Executive Director	2,900,000**	5.8%
Alec Pismiris	Non-executive Director	2,250,000	4.5%
Phil Jones	Vice President Exploration	1,000,000	2.0%

* This includes 8,250,000 options held by Pont Street Mews Ltd, a company of which David Argyle is a director.

** This includes 150,000 options held by Sumpart Pty Ltd, a company of which Paul Summers is a director, although he holds no beneficial interest in these options.

PRINCIPAL HOLDER OF SECURITIES OF TAU

To the knowledge of the directors and senior officers of Tau, after reasonable enquiry, the only Person holding more than 10% of any class of securities of Tau and the number, designation and percentage of outstanding securities of Tau owned or over which control or direction is exercised by them, is as set forth below:

Name		Number of Tau Ordinary Shares	Percentage of Tau Ordinary Shares[2]
Long Hill Development Ltd		45,000,000	24.6%

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER

Each of the directors and officers of Tau intends to tender their Tau Ordinary Shares pursuant to the Offer.

TRADING IN SECURITIES OF TAU

During the six months preceding the date hereof, none of Tau, the directors or senior officers of Tau or, to the knowledge of the directors and senior officers of Tau, after reasonable enquiry, any associate of such Persons, any Person holding or exercising control or direction over 10% or more of the Tau Ordinary Shares or any Person acting jointly or in concert with Tau, has traded any Tau Ordinary Shares, other than as indicated below.

On 27 April 2007 Long Hill Development Ltd transferred 2,500,000 Tau Ordinary Shares to Kwang Ltd, a company connected with Paul Summers.

ISSUANCES OF SECURITIES OF TAU

No securities of Tau have been issued to the directors or senior officers of Tau during the two-year period preceding the date of the Offer, other than as indicated below.

Date	Allottee	Number of Shares
19 May 2006	First Distribution Services Ltd*	2,500,000
	Group Partner International Ltd*	3,000,000
	Larchmont Services Ltd*	2,500,000
	ACP Investments Pty Ltd <ACP Investment Trust a/c>**	9,750,000
	Paul and Donna Summers	2,500,000
	Czar Pty Ltd***	2,500,000
31 January 2007	Larchmont Services Ltd*	500,000
	Prime City International Ltd*	200,000
	ACP Investments Pty Ltd <A & L Pismiris S/F a/c>**	300,000
	Czar Pty Ltd***	240,000
14 June 1007	Larchmont Services Ltd*	500,000
	Prime City International Ltd*	200,000
	ACP Investments Pty Ltd <A & L Pismiris S/F a/c>**	300,000
	Czar Pty Ltd***	240,000

* A company connected with David Argyle.
** A trust connected with Alec Pismiris.
*** A company connected with Paul Summers.

OWNERSHIP OF SECURITIES OF DYNAMITE AND FINCO

None of Tau or the directors or senior officers of Tau or, to their knowledge after reasonable enquiry, any of their respective associates, or any Person or company holding more than 10% of any class of equity securities of Tau or any Person or company acting jointly or in concert with Tau, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Dynamite or Finco.

RELATIONSHIP BETWEEN DYNAMITE AND DIRECTORS AND SENIOR OFFICERS OF TAU

There are no arrangements, agreements, commitments or understandings made or proposed to be made between Dynamite and any of the directors or senior officers of Tau and no payments or other benefits are proposed to be made or given by Dynamite to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

None of the directors or senior officers of Tau is a director or senior officer of Dynamite or any of its subsidiaries. David Argyle will be appointed Chief Executive Officer of the Corporation following completion of the Offer.

ARRANGEMENTS BETWEEN TAU AND ITS DIRECTORS AND SENIOR OFFICERS

Tau entered into an executive service agreement with David Argyle on 1 March 2006. Mr Argyle was appointed as executive director. The appointment commenced on 1 March 2006 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Argyle is to be paid a salary of GBP85,000 plus bonus and options per annum and will be provided with accommodation and an office in London.

Tau entered into an executive service agreement with Paul Summers on 1 January 2007. The appointment commenced on 1 January 2007 and is for a fixed term of one year provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least one month's notice of non-renewal. Under the agreement Mr Summers is to be paid C$2,500 per annum, a daily rate of C$1,600 per day while working on behalf of Tau outside Australia and Tau will pay his professional rates and those of Summers legal for professional services and litigation assistance provided.

Tau entered into an executive service agreement with Phil Jones on 10 April 2007. Mr Jones was appointed as Vice-President Exploration & Regional Director – Central Asia. The appointment commenced on 1 May 2007 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Jones is to be paid C$150,000 per annum, will be granted 1,000,000 options (as detailed above) and is entitled to an annual bonus of a maximum of C$100,000. In addition Tau agreed to provide accommodation and a daily allowance of US$50 per day to Mr Jones.

The terms of both Mr Argyle and Mr Jones's employment contracts provide that in the event the Company is taken over or subject to a merger they will be paid a sum equal to their annual salary and in the case of Mr Argyle the amount of his bonus and accommodation costs in the event that they are not employed by the acquiring/merging company. In the case of Mr Jones the payment is due if the share price of the merger or takeover is twice or more than twice the IPO price although there is no definition of 'the IPO price.

INTEREST OF CERTAIN PERSONS IN MATERIAL CONTRACTS OF DYNAMITE

None of the directors and senior officers of Tau and, to the knowledge of such directors and senior officers after reasonable enquiry, none of their respective associates or any Person or company who holds more than 10% of any class of securities of Tau has any interest in any material contract to which Dynamite is a party.

MATERIAL CHANGES IN THE AFFAIRS OF TAU

Except as described or referred to in the Offering Circular or this Directors' Circular, the directors and senior officers of Tau are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Tau since March 31, 2007, being the date of the last audited financial statements of Tau.

OTHER TRANSACTIONS

There is no transaction, Board of Directors' resolution, agreement in principle or signed contract of Tau, other than as described or referred to in the Offering Circular or this Directors' Circular, which has occurred in response to the Offer. Other than as described or referred to in the Offering Circular or this Directors' Circular, no negotiations are underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving Tau or a subsidiary; (ii) the purchase, sale or transfer of a material amount of assets by Tau or a subsidiary; (iii) an issuer bid or other acquisition of securities by Tau; or (iv) any material change in the capitalization or dividend policy of Tau.

OTHER INFORMATION

Except as otherwise described or referred to in the Offering Circular or this Directors' Circular, or otherwise publicly disclosed, no other information is known to the directors or senior officers of Tau that would reasonably be expected to affect the decision of the Tau Shareholders to accept or reject the Offer.

PRIOR VALUATIONS

The Board of Directors is not aware of any "prior valuations", as defined in Rule 61-501 and Regulation Q-27, of Tau or its material assets or securities within the 24 month period preceding the date of the Offer.

STATUTORY RIGHT OF ACTION FOR DAMAGES

Securities legislation in certain of the provinces and territories of Canada provide security holders of Tau with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF DIRECTORS' CIRCULAR

The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CERTIFICATE

July 10, 2007

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Tau Ordinary Shares subject to the Offer.

On behalf of the Board of Directors:

(Signed) David Argyle
Director

(Signed) Paul Summers
Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


SEC
RECEIVED
200
SECTION
PROCESSING
WASH, DC

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8):
☒ (Dynamite Resources Ltd. and 6803725 Canada Inc.)

Tau Mining Limited
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

England and Wales
(Jurisdiction of Subject Company's Incorporation or Organization)

Dynamite Resources Ltd. and 6803725 Canada Inc.
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 10, 2007
(Date Tender Offer/Rights Offering Commenced)

4828-5488-2049\2

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

- Offer to Purchase and Circular of Dynamite Resources Ltd. and 6803725 Canada Inc. dated July 10, 2007 sent to shareholders of Tau Mining Limited
- Letter of Acceptance and Transmittal sent to shareholders of Tau Mining Limited
- Notice of Guaranteed Delivery sent to shareholders of Tau Mining Limited
- Directors' Circular of Tau Mining Limited dated July 10, 2007 sent to shareholders of Tau Mining Limited

Item 2. **Informational Legends**

See pages 1 to 2 of the Offer to Purchase.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Dynamite Resources Ltd. and 6803725 Canada Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process for Dynamite Resources Ltd. and 6803725 Canada Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of August 15, 2007.

DYNAMITE RESOURCES LTD.



By: ______________________
Name: Patrick Gleeson
Title: Corporate Secretary

6803725 CANADA INC.



By: ______________________
Name: Patrick Gleeson
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
2.1	Management Information Circular of Dynamite Resources Ltd., dated July 10, 2007, prepared in connection with the special meeting of shareholders of Dynamite Resources Ltd. held on August 7, 2007.
2.2	Management Information Circular of Dynamite Resources Ltd., dated November 24, 2006, prepared in connection with the annual meeting of shareholders of Dynamite Resources Ltd. held on January 10, 2007.
2.3	Management's discussion and analysis of Dynamite Resources Ltd. for the year ended July 31, 2006.
2.4	Management's discussion and analysis of Dynamite Resources Ltd. for the nine months ended April 30, 2007.
2.5	Lake Torrens IOCGU Project Technical Report dated July 4, 2007.
2.6	Independent Technical Report on the Kokomeren and Barskaun Licence Areas dated May 18, 2007.

NOTICE OF SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

for the Special Meeting of
Shareholders of
DYNAMITE RESOURCES LTD.
to be held on August 7, 2007

Dated as of July 10, 2007

DYNAMITE RESOURCES LTD.
Suite 820, 65 Queen Street West
Toronto, Ontario M5H 2M5

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT, pursuant to an order of the Superior Court of Justice (Ontario) (the "**Court**") dated July 9, 2007 (the "**Interim Order**"), a special meeting of the shareholders (the "**Meeting**") of Dynamite Resources Ltd. ("**Dynamite**") will be held at 65 Queen Street West, Suite 820, Toronto, Ontario, on August 7, 2007, at the hour of 10:00 a.m., Toronto time, for the following purposes:

1. To consider and, if thought fit, to pass a special resolution (the "**Arrangement Resolution**") approving an arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") which involves, among other things: (i) the amalgamation of Dynamite and 6803725 Canada Inc. ("**Finco**") to form Dynamite Resources Ltd. (the "**Corporation**"); and (ii) the issuance of securities of the Corporation to shareholders of Tau Mining Limited ("**Tau**") in connection with a take-over bid offer by Dynamite and Finco for all of the outstanding ordinary shares of Tau, all as more fully set forth in the accompanying information circular dated July 10, 2007 of Dynamite (the "**Information Circular**"); and

2. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Copies of the Arrangement Resolution, the Arrangement Agreement (including the Plan of Arrangement attached thereto) among Dynamite, Finco and Tau, pursuant to which the Arrangement will be undertaken, the Interim Order and Notice of Application for Final Order are attached to the accompanying Information Circular as Schedules "A", "D", "E" and "F", respectively.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Arrangement are entitled to be paid the fair value of their common shares of Dynamite ("Dynamite Common Shares") in accordance with the provisions of the Plan of Arrangement and section 190 of the CBCA. The dissent rights are described in the accompanying Information Circular (and specifically in Schedule "G"). Failure to strictly comply with the requirements set forth in the Plan of Arrangement and sections 190 of the CBCA may result in the loss of any right of dissent.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of Proxy and letter of transmittal ("**Letter of Transmittal**"). Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only shareholders of record at the close of business on July 10, 2007 will be entitled to receive notice of and vote at the Meeting.

Please complete the enclosed Letter of Transmittal (printed on blue paper) in accordance with the instructions in it, sign it and return it to Computershare Investor Services Inc. in the envelope provided, together with your certificates representing Dynamite Common Shares. The Letter of Transmittal contains complete instructions on how to exchange your Dynamite Common Shares. You will not actually receive your common shares of the Corporation until after the Arrangement has been completed and you have returned your properly completed documents, including the Letter of Transmittal and your certificates representing Dynamite Common Shares.

DATED this 10th day of July, 2007.

BY ORDER OF THE BOARD

"*Stan Bharti*"

Stan Bharti - Chairman

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a non-registered shareholder of Dynamite and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

TABLE OF CONTENTS

LIST OF SCHEDULES

NOTE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The common shares of the Corporation to be issued to Dynamite shareholders under the Arrangement have not been registered under the United States Securities Act of 1933, as amended and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "Securities Laws Considerations – U.S. Securities Laws". The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "**1934 Act**") by virtue of an exemption applicable to proxy solicitation by foreign private issuers as defined in Rule 3b-4 of the 1934 Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the 1934 Act.

Likewise, information concerning the properties and operations of Dynamite, Tau and Finco has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this Information Circular are Canadian mining terms as defined in accordance with National Policy 43-101, Standards of Disclosure for Mineral Projects ("**NP 43-101**") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "**CIM**") Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, certain of the information contained in this Information Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (the "***SEC***"). "Indicated Mineral Resource" and "Inferred Mineral Resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Financial statements included herein have been prepared in accordance with generally accepted accounting principles and subject to auditing and auditor independence standards in Canada or United Kingdom, as applicable, and thus may not be comparable to financial statements of United States companies. The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Dynamite, Tau and Finco are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Dynamite, Tau and Finco and said persons may be located outside the United States.

CAUTIONARY NOTE REGARDING FORWARD—LOOKING STATEMENTS

This Information Circular contains "forward-looking information" within the meaning of applicable Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to, statements with respect to the future financial or operating performance of Dynamite, its subsidiaries and its projects, statements with respect to the future financial or operating performance of Tau, its subsidiaries and its projects, statements regarding exploration prospects, statements regarding the potential and financial impact of the Arrangement and the Offer, the terms and conditions of the Arrangement and the Offer, receipt of requisite approvals and the execution of definitive agreements, the benefits of the proposed Offer, the identification of mineral reserves and resources, costs of and capital for exploration projects, exploration expenditures, timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Dynamite, Tau or the Corporation to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; acquisition risks, the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; the business of Dynamite and Tau not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, not realizing on the potential benefits of the proposed transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and shortages and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN PERSONS OTHER THAN DYNAMITE. IN PARTICULAR, CERTAIN INFORMATION PERTAINING TO TAU HAS BEEN PROVIDED BY TAU, INCLUDING THE INFORMATION CONTAINED IN SCHEDULE "I" ATTACHED HERETO. ALTHOUGH DYNAMITE DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, DYNAMITE ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO DYNAMITE.

EXCHANGE RATE DATA

The following table sets out, for each period indicated, the high and low closing exchange rates for one Great Britain pound (**"GBP"**) expressed in Canadian dollars, the average of such exchange rates during such period (based on the average of the exchange rates on the last day of each month during the period), and the exchange rate at the end of such period based on the noon buying rate as posted by the Bank of Canada:

Year	High	Low	Average	Close
2007 (to date)	2.3450	2.0879	2.2416	2.1224
2006	2.2824	1.9806	2.0882	2.2824
2005	2.4032	2.0036	2.2071	2.0036

On July 9, 2007, the noon rate of exchange as reported by the Bank of Canada for the conversion of one GBP into Canadian dollars was $2.1132 ($1.00 equals £0.4732).

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Dynamite contained in this Information Circular are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. The historical financial statements of Tau contained in this Information Circular are reported in GBP and have been prepared in accordance with United Kingdom GAAP and reconciled to Canadian GAAP in accordance with applicable securities laws. All references to dollar amounts in this Information Circular are to Canadian dollars unless expressly stated otherwise.

INFORMATION PERTAINING TO DYNAMITE, FINCO AND TAU

The information contained or referred to in this Information Circular (including the schedules) with respect to Dynamite and Finco has been furnished by Dynamite. The information contained or referred to in this Information Circular (including in the Schedules) with respect to Tau or its subsidiaries has been furnished by Tau. As such, Dynamite and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information.

GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

"**Acquisition**" means the acquisition of all of the outstanding securities of Tau by the Corporation;

"**Acquisition Proposal**" means, in respect of Tau, any *bona fide* inquiry, proposal or offer made by a party with whom Tau and each of its officers and directors deals at arm's length regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Tau's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Tau or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Tau (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in the Agreement);

"**affiliate**" has the meaning ascribed thereto in the CBCA;

"**Agreement**" means the arrangement agreement, together with the schedules attached thereto, as amended or supplemented from time to time;

"**Amalgamating Corporations**" means Dynamite and Finco collectively;

"**Amalgamation**" means the amalgamation of Dynamite and Finco pursuant to the Plan of Arrangement;

"**Arrangement**" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

"**Arrangement Resolution**" means the special resolution of Dynamite Shareholders approving the Arrangement;

"**Articles of Arrangement**" means articles of arrangement in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

"**Canadian GAAP**" means accounting principles generally accepted in Canada;

"**Cash/Share Consideration**" has the meaning ascribed thereto in subsection 3.01(a) of the Agreement;

"**CBCA**" means the *Canada Business Corporations Act*;

"**Certificate**" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 192(7) of the CBCA;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Companies Act 1985**" means the *United Kingdom Companies Act* 1985;

"Companies Act 2006" means the *United Kingdom Companies Act* 2006;

"Compensation Options" means compensation options of the Corporation to purchase an aggregate of 3,375,000 Common Shares and 3,375,000 Warrants;

"Completion Deadline" means the date by which the transactions contemplated by the Agreement are to be completed, which date shall be August 31, 2007;

"Computershare" means Computershare Investor Services Inc.;

"Corporation" means the corporation existing under the laws of Canada that will be formed from the amalgamation of Dynamite and Finco pursuant to the Plan of Arrangement;

"Court" means the Ontario Superior Court of Justice;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Directors' Circular" means the circular to be mailed to Tau Shareholders by the board of directors of Tau;

"Dissent Procedures" shall have the meaning ascribed thereto in Schedule "A" to the Agreement;

"Dissent Rights" means the rights of dissent provided under section 190 of the CBCA, as summarized in Schedule "G" hereof;

"Dynamite" means Dynamite Resources Ltd., a corporation existing under the CBCA;

"Dynamite Common Shares" means the common shares in the capital of Dynamite;

"Dynamite Options" means the outstanding options to purchase an aggregate of 2,650,000 Dynamite Common Shares issued pursuant to the Dynamite Share Option Plan;

"Dynamite Share Option Plan" means the Share Incentive Plan of Dynamite;

"Dynamite Shareholders" means, at any time, the holders of Dynamite Common Shares;

"Dynamite Warrants" means the outstanding warrants to purchase an aggregate of 14,547,000 Dynamite Common Shares;

"Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement which date shall also be the date on which the Offeror first pays for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Eligible Institution" means a Canadian Schedule I Chartered Bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, a firm that is a member of a recognized stock exchange in Canada, the Investment Dealers Association of Canada, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. or a participant in the Securities Transfer Agents Medallion Program (STAMP);

"Expiry Date" means the 36th day after the date that the Offer is commenced within the meaning of the Securities Act, or any subsequent date set out in any notice of the Offeror extending the period during which acceptances may be deposited under the Offer or as otherwise provided under

Subsection 7.01(g) of the Agreement; provided that, if such day is not a Business Day, then the Expiry Date shall be the next Business Day;

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date;

"**Final Order**" means the order of the Court pursuant to subsection 192(4) of the CBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"**Finco**" means 6803725 Canada Inc., a corporation continued under the CBCA (formerly Tau Finance Inc., a corporation incorporated under the *Business Corporations Act* (Ontario);

"**Finco Common Shares**" means the common shares in the capital of Finco;

"**Finco Compensation Options**" means outstanding compensation options to purchase an aggregate of 3,375,000 Finco Common Shares and 3,375,000 Finco Warrants;

"**Finco Warrants**" means the outstanding warrants to purchase an aggregate of 56,250,000 Finco Common Shares;

"**Information Circular**" means this management information circular prepared by Dynamite in respect of the Meeting;

"**Interim Order**" means the interim order of the Court, as such order may be amended, pursuant to subsection 192(4) of the CBCA made in connection with the Arrangement;

"**Letter of Transmittal**" means the Letter of Transmittal for transmittal of Dynamite Common Shares (printed on blue paper) in the form delivered to registered Dynamite Shareholders, or a facsimile thereof;

"**Material Adverse Change**" means, in respect of Dynamite or Tau, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Dynamite or Tau, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

"**Material Adverse Effect**" means a material adverse effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), condition (financial or otherwise), or prospects of a company;

"**Meeting**" means the special meeting, including any adjournments or postponements thereof, of the Dynamite Shareholders to be held, among other things, to consider and if deemed advisable, to approve the Arrangement and the transaction contemplated by the Agreement;

"**Minimum Tender Condition**" means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time acceptances under the Offer such that the Offeror has, by virtue of such acceptances, acquired or unconditionally contracted to acquire; (i) not less than 90% (or such lesser percentage as the Offeror may decide) in value of the Tau Ordinary Shares to which the Offer relates; and (ii) not less than 90% (or such lesser percentage as the Offeror may decide) of the voting rights carried by those Tau Ordinary Shares (excluding, in each case, any Tau Ordinary Shares held by the Offeror and its affiliates);

"**NP 43-101**" means National Policy 43-101— Standards of Disclosure for Mineral Projects;

"**Offer**" means the offer to be made by the Offeror by way of a take-over offer (within the meaning of Section 974 of the *Companies Act 2006*) for all of the issued and to be issued Tau Ordinary Shares, subject to the terms and conditions of the Agreement, in accordance with Section 3.01 thereof;

"**Offering Circular**" means the offer to purchase and accompanying take-over bid circular of the Offeror to be provided to the Tau Shareholders in respect of the Offer;

"**Offeror**" means collectively Dynamite and Finco;

"**Offer Documents**" means collectively, the Offering Circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery;

"**Plan of Arrangement**" means a plan of arrangement substantially in the form and content of Schedule "A" attached to the Agreement and any amendment or variation thereto made in accordance with section 7.01 of the Plan of Arrangement or section 9.01 of the Agreement;

"**Record Date**" means July 10, 2007;

"**Securities Laws**" has the meaning ascribed thereto in subsection 3.01(c) of the Agreement;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Share Consideration**" means one quarter of one Common Share and one quarter of one Warrant for each Tau Ordinary Share;

"**Subscription Receipts**" means the subscription receipts issued by Finco on June 14, 2007 by way of private placement, with each Subscription Receipt exercisable into one Finco Common Share and one Finco Warrant pursuant to the terms of the Subscription Receipt Agreement;

"**Subscription Receipt Agreement**" means the subscription receipt agreement dated June 14, 2007 entered into between Dynamite, Finco and Computershare to govern the 56,250,000 subscription receipts issued by Finco on June 14, 2007;

"**Superior Proposal**" means a written Acquisition Proposal to acquire all or substantially all of the assets of Tau (on a consolidated basis) or, to make a takeover offer (within the meaning of Section 974 of the Companies Act 2006) for all of the issued and to be issued Tau Ordinary Shares if such Acquisition Proposal is not conditional on obtaining financing and the directors of Tau have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Dynamite) from, as appropriate, the financial, legal and other advisors to Tau to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Tau Shareholders from a financial point of view than the terms of the Offer and provide for consideration per Tau Ordinary Share that has a value that is greater than the consideration per Tau Ordinary Share provided under the terms of the Offer (including any adjustment to such terms proposed by Dynamite as contemplated by Subsection 8.02(b)) by more than 5%; and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal;

"**Tau**" means Tau Mining Limited, a company incorporated in England and Wales under the Companies *Act 1985* with registered number 5723178;

"**Tau Ordinary Shares**" means the ordinary shares of GBP0.01 each, in the capital of Tau;

"**Tau Options**" means the 50,000,000 options over Tau Ordinary Shares;

"**Tau Shareholders**" means, at any time, the holders of Tau Ordinary Shares;

"**Tau Subsidiaries**" means LLP Long Alpha Mining Company, Onyx Resources Group Ltd. and Tau Mining Limited;

"**Tax Act**" means the *Income Tax Act* (Canada);

"**TSXV**" means the TSX Venture Exchange;

"**Underwriters**" means Orion Securities Inc., GMP Securities L.P. and Cormark Securities Inc.;

"**Warrant Indenture**" has the meaning ascribed thereto in Schedule "H" of this Information Circular;

"**Warrants**" means the warrants of the Corporation to be issued in exchange for Finco Warrants and as part of the Offer; and

"**1933 Act**" means the *1933 Securities Act*, as amended, of the United States of America.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular, including the schedules attached hereto. Capitalized terms not otherwise defined in this Summary are defined in the Glossary of Defined Terms or elsewhere in this Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

THE MEETING

Date, Time and Place of Meeting

The Meeting will be held on August 7, 2007, at 10:00 a.m. (Toronto time) at 65 Queen Street West, 8th Floor, Toronto, Ontario.

The Record Date

The Record Date for determining the registered Dynamite Shareholders entitled to attend and to vote at the Meeting is July 10, 2007.

Purposes of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Dynamite for use at the Meeting.

At the Meeting, Dynamite Shareholders will be asked to consider and to pass, with or without variation, the Arrangement Resolution approving the Arrangement between Dynamite and Finco, which involves, among other things: (i) the amalgamation of Dynamite and Finco to form the Corporation; and (ii) the issuance of Common Shares and Warrants of the Corporation to Tau Shareholders in connection with Offer. The Arrangement involves the following transactions occurring at the Effective Time, without any further act or formality:

(a) each Dissenting Shareholder will be entitled to dissent from the Plan of Arrangement in accordance with the provisions of the Plan of Arrangement and the CBCA. Under the Plan of Arrangement, any Dissenting Shareholder will be considered to have ceased to be a shareholder of Dynamite or Finco, as applicable, at the Effective Time, but immediately before any other transactions that will occur under the Plan of Arrangement. Accordingly, the Dynamite Common Shares and Finco Common Shares, as applicable, held by a Dissenting Shareholder will no longer be considered to be outstanding for the purpose of the remaining corporate law transactions under the Plan of Arrangement. After the completion of the Plan of Arrangement, each such Dissenting Shareholder will be entitled to be paid the fair value of its Dynamite Common Shares and Finco Common Shares, as applicable, in respect of which Dissent Procedures have been exercised;

(b) at 9:02 a.m. the Amalgamating Corporations will be amalgamated and continue as one corporation (the "**Amalgamation**")

(c) at 9:02 a.m. each Dynamite Common Share will be converted into one Common Share and the holders thereof will receive, for each Dynamite Common Share, one Common Share;

(d) at 9:02 a.m. each Finco Common Share owned by Dynamite will be cancelled without any repayment of capital in respect thereof and will not be converted into Common Shares and each remaining Finco Common Share will be converted into one Common Share and the holders thereof will receive, for each such Finco Common Share, one Common Share;

(e) at 9:02 a.m., each Finco Warrant will be converted into one Warrant and the holders thereof will receive, for each Finco Warrant, one Warrant;

(f) at 9:02 a.m., each Finco Compensation Option will be converted into one Compensation Option and the holders thereof will receive, for each Finco Compensation Option, one Compensation Option;

(g) at 9:02 a.m. each Dynamite Warrant will entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Dynamite Common Shares otherwise issuable upon the exercise thereof, the number of Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Dynamite Common Shares to which such holder was theretofore entitled upon such exercise;

(h) at 9:02 a.m., each Dynamite Option will entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Dynamite Common Shares otherwise issuable upon the exercise thereof, the number of Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Dynamite Common Shares to which such holder was theretofore entitled upon such exercise; and

(i) subsequent to the Amalgamation as set forth in subsection (b) above, and subject to the terms of the Offer, the Corporation will issue one quarter of one Common Share and one quarter of one Warrant per Tau Ordinary Share held to those Tau Shareholders who elected to receive the Share Consideration pursuant to the Offer and $0.15 in cash and one sixteenth of one Common Share per Tau Ordinary Share held to those Tau Shareholders who elected to receive the Cash/Share Consideration pursuant to the Offer.

Following completion of the Arrangement, including the Acquisition, each Tau Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Every four Tau Options will be exercisable for one Tau Ordinary Share at an aggregate exercise price of $0.43 at any time on or before June 14, 2009, following which the Tau Options shall expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment.

THE ARRANGEMENT

Background to the Arrangement

During the Fall of 2006, certain principals of Dynamite contacted David Argyle, the Managing Director of Tau, to discuss possible synergies between Tau and Dynamite.

During January and February 2007, representatives of Tau and Dynamite corresponded regarding possible transactions involving the two companies.

During April 2007, the Board of Directors of Dynamite focused on the negotiation of the Letter Agreement with WPC Resources Ltd. regarding Dynamite's interest in the Lake Torrens Project properties in Western Australia.

In May 2007, representatives of Tau and Dynamite renewed discussions and Dynamite consulted with certain investment banks to obtain advice regarding a possible transaction. During this time, the parties and their legal counsel began to negotiate the framework for a letter of intent.

On May 24, 2007, Dynamite and Tau agreed to a transaction whereby Dynamite would acquire all of the issued and outstanding Ordinary Shares of Tau in exchange for cash and securities of Dynamite or a successor of Dynamite. On May 24, 2007 and May 25, 2007 Dynamite press released the terms of the proposed transactions.

On June 1, 2007, Dynamite incorporated Finco as a wholly owned subsidiary. The opening audited balance sheet of Finco as at June 1, 2007 is attached hereto as Schedule "J".

On June 14, 2007, Finco issued 56,250,000 subscription receipts ("**Subscription Receipts**") at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to Finco of $45,000,000. Each Subscription Receipt will entitle the holder to acquire one Finco Common Share and one Finco Warrant without payment of any further consideration upon the satisfaction of the Release Conditions (as defined below).

The gross proceeds of the offering less the estimated out-of-pocket costs and expenses of the Underwriters are being held in escrow and will be released to Finco upon satisfaction of the following conditions (the "**Release Conditions**"):

(i) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement), including the Acquisition, have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by Finco or Dynamite without the consent of Orion Securities Inc.) such that the Finco Common Shares and Finco Warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into Common Shares and Warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(ii) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau; and

On July 10, 2007, Dynamite, Finco and Tau entered into the Agreement relating to the Arrangement, including the Acquisition, and the Offer. The provisions of the Agreement are the result of arm's length negotiations conducted among representatives of Dynamite and Tau and their respective legal and financial advisors. Pursuant to the terms of the Offer, Dynamite and Finco will make the Offer in accordance with the Offering Circular to acquire all of the outstanding Tau Ordinary Shares. Pursuant to the terms of the Offer, for each Tau Ordinary Share held, a Tau shareholder will have the option to receive either (i) ¼ of a Common Share and ¼ of a Warrant or (ii) cash consideration of $0.15 and 1/16 of a Common Share, provided that as a condition of the Offer, holders of at least 70 million Tau Ordinary Shares shall have agreed to accept the Minimum Cash/Share Consideration set forth in (ii) above.

See also "Summary and Effect of Arrangement" below.

Reasons for the Arrangement and Recommendation of the Board of Directors of Dynamite

After careful consideration, the Board of Directors of Dynamite has unanimously determined that the Arrangement is fair to Dynamite Shareholders and in the best interests of Dynamite. Accordingly, the Board of Directors of Dynamite unanimously recommends that Dynamite Shareholders vote FOR the Arrangement Resolution.

Management of Dynamite is of the view that completion of the Arrangement, including the Acquisition, will:

(a) provide access to very prospective properties in Kyrgyzstan;

(b) provide the Corporation with country and risk diversification by adding a significant property to its property portfolio; and

(c) allow the Corporation to take advantage of favourable uranium prices.

In the course of its evaluation of the Arrangement, including the Acquisition, the Board of Directors of Dynamite consulted with Dynamite's senior management, legal counsel and financial advisors and reviewed a significant amount of information, and considered a number of factors, including, among others, the following:

- Dynamite Shareholders will gain exposure to Tau's development and exploration projects underway in Kyrgyzstan;
- The opportunity afforded by the Acquisition for Dynamite to combine its operations with those of Tau to create an entity with greater financial and business resources than Dynamite alone should enhance the competitive position and increase the ability of the combined business to create value;
- The expectation that the Corporation will have increased market capitalization and improved liquidity of investment for Dynamite Shareholders;
- The expectation that the Corporation will have additional financial and human resources creating a stronger, more competitive company than Dynamite alone;
- The Corporation will be posed to exploit additional opportunities to acquire uranium and other mineral prospective properties;
- The information regarding Tau, its assets and properties (see a summary of such information set forth in Schedule "I" – "Tau Mining Limited");
- Following completion of the Acquisition, the Corporation will have a more significant portfolio of properties and will have new, more diverse opportunities than Dynamite alone; and
- Current industry, economic and market conditions and trends.

The foregoing discussion summarizes the material information and factors considered by the Board of Directors of Dynamite in their consideration of the Arrangement, including the Acquisition. The Board of Directors of Dynamite collectively reached its unanimous decision with respect to the Arrangement, including the Acquisition, in light of the factors described above and other factors that each member of the Board of Directors of Dynamite felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board of Directors of Dynamite did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Board of Directors of Dynamite may have given different weight to different factors.

Summary and Effect of the Arrangement

Upon completion of the Arrangement, including the Acquisition, the following transactions will have occurred, without any further act or formality:

1. Dynamite and Finco will amalgamate to form the Corporation.

2. Assuming there are 29,515,000 Dynamite Common Shares, 2,650,000 Dynamite Options and 14,547,000 Dynamite Warrants issued and outstanding immediately prior to the Effective Time, the Corporation will issue 29,515,000 Common Shares and reserve 2,650,000 Common Shares

for issue upon exercise of Dynamite Options and 14,547,000 Common Shares for issue upon exercise of Dynamite Warrants.

3. Assuming there are 56,250,000 Finco Common Shares and 56,250,000 Finco Warrants issued and outstanding immediately prior to the Effective Time, the Corporation will issue 56,250,000 Common Shares and 56,250,000 Warrants in exchange for the Finco Common Shares and Finco Warrants, respectively.

4. Assuming there are 3,375,000 Finco Compensation Options issued and outstanding at the Effective Time, the Corporation will issue 3,375,000 Compensation Options and reserve 3,375,000 Common Shares and 3,375,000 Warrants for issue upon exercise of the Compensation Options and 3,375,000 Common Shares for issue upon exercise of the Warrants underlying the Compensation Options.

5. Assuming there are 183,000,002 Tau Ordinary Shares and 50,000,000 Tau Options issued and outstanding at the Effective Time, the Corporation will pay cash consideration of $10,500,000 and issue 32,625,000 Common Shares and 28,250,000 Warrants to acquire the Tau Ordinary Shares (assuming the minimum required Cash/Share Consideration is elected), and reserve approximately 12,500,000 Common Shares for issue upon exercise of the Tau Options.

6. The Board of Directors of the Corporation will include: Stan Bharti (Chairman), David Argyle (President and Chief Executive Officer), Blair Krueger, Lewis MacKenzie and Gerald McCarvill.

See "The Arrangement" below. Full particulars of the Arrangement are contained in the Arrangement Agreement attached hereto as Schedule "D".

Fairness Opinion

PI Financial Corp. ("**PI**"), a securities dealer with experience providing corporate finance and advisory services to publicly listed companies, is of the opinion that, as of the date hereof, the Acquisition is fair, from a financial point of view, to Dynamite Shareholders.

A copy of the fairness opinion of PI is attached as Schedule "K" hereto.

The Companies

Dynamite is a reporting issuer in each of British Columbia and Ontario. The Dynamite Common Shares trade on the TSXV under the symbol "DNR". The principal office of Dynamite at Suite 820, 65 Queen Street West, Toronto, Ontario M5H 2M5. Dynamite's registered and records office is located at Suite 805, 65 Queen Street West, Toronto, Ontario M5H 2M5. Dynamite is engaged in mining exploration and development.

Finco is a wholly-owned subsidiary of Dynamite. The registered and records office of Finco is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2, and its head office and principal place of business is located at Suite 820, 65 Queen Street West, Toronto, Ontario, M5H 3C2.

Tau is a privately held issuer incorporated in England and Wales under the Companies Act 1985. The registered and head office and principal place of business of Tau is located at 15 Poland Street, London, England W1F 8QE. Tau is a mining exploration and development company with exploration properties in Kyrgyzstan in Central Asia. See Schedule "I" - Tau Mining Limited".

See the *pro forma* financial statements of Dynamite attached to this Information Circular as Schedule "B" for a description of the projected financial status of Dynamite as at April 30, 2007 after giving effect to the Arrangement, including the Acquisition. See also Schedule "H" - "Dynamite Resources Ltd. – Post Arrangement".

The Board of Directors of Dynamite unanimously recommends that the Dynamite Shareholders vote FOR the Arrangement Resolution. See "The Arrangement – Reasons for the Arrangement and Recommendation of the Directors".

Conditions to the Arrangement

Completion of the Arrangement including the Acquisition, is subject to a number of usual specified conditions being met as of the Effective Date as set forth in section 6.01 and Schedule "B" of the Agreement attached hereto as Schedule "D". See also "The Arrangement – The Agreement".

The TSXV has conditionally approved the Arrangement, subject to filing standard closing documents. The Agreement also provides that it may be terminated in certain circumstances by the Boards of Directors of each of Dynamite and Tau before the Effective Date notwithstanding approval of the Arrangement by the Dynamite Shareholders and the Court. See "The Arrangement – Effective Date and Conditions of Arrangement".

Termination of Agreement

The Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in Article 7 and Article 9 of the Agreement attached hereto as Schedule "D". See also "The Arrangement – The Agreement" below.

Procedure and Terms for Exchange of Dynamite Common Shares

A Letter of Transmittal (printed on blue paper) is included in the materials accompanying this Information Circular that are delivered to registered Dynamite Shareholders. The Letter of Transmittal form is also available via SEDAR at www.sedar.com. The Letter of Transmittal is to be used to exchange certificates representing Dynamite Common Shares for Common Shares. The Letter of Transmittal should be completed and delivered to Computershare Investor Services Inc. ("**Computershare**") in accordance with the instructions contained in the Letter of Transmittal. Upon the return of a properly completed Letter of Transmittal, together with certificates representing Dynamite Common Shares (and such other documentation as required by Computershare), certificates representing the appropriate number of Common Shares will, as soon as practicable, be issued and delivered without charge. No fractional Common Shares will be issued. See "The Arrangement – Procedure and Terms for Exchange of Dynamite Common Shares – Fractional Common Shares".

Registered Dynamite Shareholders should, as soon as possible, deliver to Computershare at the office of Computershare listed in the Letter of Transmittal the following:

(a) the certificate or certificates representing the Dynamite Common Shares that the Dynamite Shareholder wishes to have exchanged for Common Shares;

(b) a Letter of Transmittal in the accompanying form as required by the rules and instructions set out in the Letter of Transmittal; and

(c) any other documents specified in the instructions set out in the Letter of Transmittal.

Certificates representing Common Shares will be issued for Dynamite Common Shares as soon as practicable following the Effective Date, but only if Computershare has actually received the above documents. The Effective Date is expected to occur on or about August 16, 2007, provided that all other regulatory approvals have been obtained. If on such date any required regulatory approval has not yet been obtained, the Effective Date will be the date immediately following the date the last of such approvals is obtained. Except as otherwise provided in the instructions to the Letter of Transmittal, an Eligible Institution must guarantee the signature on the Letter of Transmittal. If a Letter of Transmittal is signed by a person other than the registered owner(s) of the certificate(s) to which the Letter of Transmittal relates, and in certain other circumstances as set forth in the Letter of Transmittal, the deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution. See "The Arrangement – Procedure and Terms for Exchange of Dynamite Common Shares"

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Date represented outstanding Dynamite Common Shares and which has not been surrendered, with all other instruments required by Computershare on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Dynamite, the Corporation or Computershare. ***Accordingly, persons who tender certificates for Dynamite Common Shares after this sixth anniversary will not receive Common Shares, will not own any interest in the Corporation, and will not be paid any cash or other compensation.***

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Date with respect to Common Shares, with a record date after the Effective Date, will be payable or paid to the holder of any unsurrendered certificates for Dynamite Common Shares and will not be payable until the surrender of certificates for Dynamite Common Shares exchanged for Common Shares in accordance with the terms of the Plan of Arrangement.

Rights of Dissent

Dynamite Shareholders have the right to dissent to the proposed Arrangement and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See "Rights of Dissenting Dynamite Shareholders". It is a condition of the Arrangement that Dissent Rights shall not have been exercised in the aggregate for more than 5% of the outstanding Dynamite Common Shares.

Canadian Income Tax Considerations

Generally, holders of Dynamite Common Shares (other than holders of Dynamite Common Shares who dissent from the Arrangement) should realize neither a capital gain nor a capital loss on the amalgamation of Dynamite and Finco. A summary of the principal Canadian federal income tax considerations in respect of the Amalgamation is set out under the heading "Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in that section.

U.S. Income Tax Considerations

The amalgamation of Dynamite and Finco should qualify as a tax-deferred reorganization under Section 368(a) of the Code in respect of Dynamite and the U.S. Holders (as defined below). Provided that the Corporation will be a "passive foreign investment company" for its taxable year which includes the day after the Effective Time, the U.S. Holders should not recognize gain or loss in respect of the Amalgamation. Notwithstanding the foregoing, U.S. Holders who exercise dissenters' rights may recognize gain which will be subject to tax under the "passive foreign investment company" rules. A summary of the principal United States federal income tax considerations in respect of the Amalgamation is set out under "Certain U.S. Federal Income Tax Considerations" and the foregoing is qualified in full by the information in that section.

Securities Laws Information for Canadian Shareholders

The issuances of Common Shares pursuant to the Arrangement will be exempt from the registration and prospectus requirements of Canadian securities legislation. The Common Shares may be resold in each of the provinces and territories of Canada, without significant restriction, provided the trade is not a "control distribution" as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Upon completion of the Arrangement, the Corporation will remain a reporting issuer in British Columbia and Ontario. The TSXV has conditionally approved the listing of: (A) the Common Shares (including the Common Shares issuable upon exercise of: (i) the Warrants issued in connection with the Acquisition; (ii) the Dynamite Options and Dynamite Warrants that will remain outstanding following completion of the Arrangement); and (iii) the Warrants issuable upon exercise of the Compensation Options); and (B) the Warrants (including the Warrants issuable upon exercise of the Compensation Options) on the TSXV. Listing of the Common Shares and Warrants will be subject to the fulfillment by the Corporation of the requirements of the TSXV. See "Securities Laws Considerations – Canadian Securities Laws".

Securities Laws Information for United States Shareholders

The Common Shares to be issued to Dynamite Shareholders pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) of the 1933 Act and available exemptions under the securities laws of each state of the United States in which Dynamite Shareholders reside. Applicability of restrictions on resale of Common Shares imposed by the 1933 Act will depend on whether the holder of the Common Shares issued pursuant to the Arrangement is an "affiliate" of Dynamite or Finco before the Arrangement or an "affiliate" of the Corporation after the Arrangement. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. See "Securities Laws Considerations – U.S. Securities Laws".

Dynamite Annual Financial Information

The financial information set forth in the table below includes the accounts of Dynamite and 0727189 B.C. Ltd. (formerly Dynamite Resources Ltd.) (**"0727189"**) on a consolidated basis. This financial information was prepared in accordance with Canadian GAAP. The selected financial information should be read in conjunction with and is qualified by the audited consolidated financial statements of Dynamite and the notes thereto filed on SEDAR at www.sedar.com and attached to this Information Circular as Schedule "C1".

	For the year ended July 31	**For the seven month Period ended July 31,**	**For the year ended December 31,**
	2006	**2005**	**2004**
	($)	**($)**	**($)**
Revenue	Nil	Nil	Nil
Net loss for the period	(342,158)	(242,159)	(47,551)
Basic and diluted loss per share	(0.03)	(0.03)	(0.02)
Total Assets	4,574,183	3,535,302	853,270
Total Long Term Financial Liabilities	737,915	157,265	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Dynamite Quarterly Financial Information

The consolidated summary of the quarterly financial information of Dynamite below reflects the reverse takeover of Bashaw (as defined in Schedule "H" hereof) by 0727189, which occurred on June 13, 2005, wherein Dynamite was identified as the continuing entity for accounting purposes. The following table shows results for the last quarter ending at the most recently completed financial year compared to those from the seven prior quarters.

Quarter ended	Total Revenue ($)	Net Income (Loss) ($)	Net Income (Loss) Per share ($)
July 31, 2006	Nil	(513,307)	(0.01)
April 30, 2006	Nil	221,066	0.02
January 31, 2006	Nil	(17,642)	0.00
October 31, 2005	Nil	(32,275)	0.00
July 31, 2005	Nil	(238,823)	(0.02)
March 31, 2005	Nil	(3,336)	0.00
December 31, 2004	Nil	(37,841)	(0.02)
September 30, 2004	Nil	(9,710)	0.00

Tau Selected Financial Information

The following table sets out selected financial information for Tau, on a consolidated basis, for the periods indicated which is qualified by the more complete information contained in the audited financial statements of Tau for the period ended March 31, 2007, attached hereto as Schedule "C3".

	Period from Incorporation on February 27, 2006 and ending March 31, 2007 £
Revenue	Nil
Loss for the year before income taxes	2,883,782
Tax on loss	(1,376)
Net Loss for the Period	(2,885,158)
Basic and diluted loss per share	(0.02)

	As at March 31, 2007 £
Total Assets	8,188,255
Total Liabilities	1,469,276
Shareholders Equity	6,718,979
Cash Dividends Declared per Share	Nil

Dynamite Selected Unaudited Pro Forma Financial Information

The following selected unaudited *pro forma* consolidated financial information for Dynamite is based on the assumptions described in the notes to the Dynamite unaudited *pro forma* consolidated financial statements attached to this Information Circular as Schedule "B". These *pro forma* financial statements have been prepared based on the assumption, among other things, that the Arrangement, including the Acquisition, had occurred on August 1, 2005. ***The unaudited pro forma financial statements are not necessarily indicative of Dynamite's consolidated financial position and results from operations if the events reflected therein had been in effect on* August 1, 2005*, nor do they purport to project Dynamite's consolidated financial position or results from operations for any future periods.***

The *pro forma* financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement, including the Acquisition. The selected unaudited *pro forma* financial information given below should be read in conjunction with the description of the

Arrangement, including the Acquisition, contained in this Information Circular, the unaudited *pro forma* financial statements contained in Schedule "B", the audited and unaudited financial statements of Dynamite and the audited financial statements of Tau in Schedules "C1", "C2" and "C3", respectively.

	Dynamite April 30, 2007 (unaudited) $	**Tau** March 31, 2007 (audited) $	**Pro-Forma *Adjustments*** (unaudited) (Note 2) $	**Pro-Forma Consolidated** April 30, 2007 (unaudited) $
Revenue				
Net loss for the period	1,212,729	2,522,000	–	3,734,729
Basic and diluted loss per share	0.07	–	–	0.03
Total Assets	6,064,961	23,951,000	51,185,556	81,201,517
Total Long Term Financial Liabilities	1,084,675	4,819,000	2,003,556	7,907,231
Cash Dividends Declared per Share	Nil	Nil	–	Nil

Share Capitalization of the Corporation

The following table sets forth information on the share capitalization of the Corporation following completion of the Arrangement, including the Acquisition, based on the capitalization of Dynamite, Finco and Tau as of July 9, 2007 (assuming the minimum required Cash/Share Consideration is elected):

Designation of Security	**Amount Authorized**	**Outstanding Assuming Completion of the Arrangement, including the Acquisition** *(unaudited)*
Common Shares[(1)]	Unlimited	118,390,000
Warrants[(2)]	-	84,500,000
Dynamite Options[(3)]	-	2,650,000
Dynamite Warrants[(4)]	-	14,547,000
Compensation Options[(5)]	-	3,375,000
Tau Options[(6)]	-	50,000,000

Notes:

(1) The Corporation will issue 118,390,000 Common Shares as follows:

(i) 29,515,000 Common Shares in exchange for outstanding Dynamite Common Shares;

(ii) 56,250,000 Common Shares in exchange for outstanding Finco Common Shares; and

(iii) 32,625,000 Common Shares in exchange for outstanding Tau Ordinary Shares.

(2) The Corporation will issue 84,500,000 Warrants as follows:

(i) 56,250,000 Warrants in exchange for outstanding Finco Warrants; and

(ii) 28,250,000 Warrants in exchange for outstanding Tau Ordinary Shares.

(3) The Corporation will be committed to issue up to an additional 2,650,000 Common Shares upon exercise of Dynamite Options that will remain outstanding following completion of the Arrangement.

(4) The Corporation will be committed to issue up to an additional 14,547,000 Common Shares upon exercise of Dynamite Warrants that will remain outstanding following completion of the Arrangement.

(5) The Corporation will be committed to issue up to an additional 3,375,000 Common Shares and 3,375,000 Warrants upon exercise of the Compensation Options and 3,375,000 Common Shares upon exercise of the Warrants underlying the Compensation Options.

(6) The Corporation will be committed to issue up to an additional 12,500,000 Common Shares upon exercise of Tau Options that will remain outstanding following completion of the Arrangement.

Risk Factors

There are risks associated with the completion of the Acquisition. These risks include, but are not limited to: (i) market reaction to the Acquisition; (ii) the future trading prices of the Common Shares cannot be predicted; and (iii) uncertainty as to whether the Acquisition will have a positive impact on the business of the Corporation.

An investment in a natural resource issuer involves a significant degree of risk. **The Common Shares are subject to a number of risks.**

Dynamite Shareholders should review carefully the risk factors set forth below under the heading "The Arrangement – Arrangement Risk Factors" and in Schedule "H" – "Dynamite Resources Ltd." and Schedule "I" – "Tau Mining Limited".

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DYNAMITE RESOURCES LTD.
Suite 820, 65 Queen Street West
Toronto, Ontario M5H 2M5

INFORMATION CIRCULAR
(As at July 10, 2007)

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Dynamite for use at the Meeting and any adjournments thereof.

Dynamite will conduct its solicitations by mail and officers and employees of Dynamite may, without receiving special compensation, also telephone or make other personal contact with Dynamite Shareholders. Dynamite will pay the costs of such solicitation. Dynamite may retain, and pay a fee to, one or more additional proxy solicitation firms to solicit proxies from Dynamite Shareholders.

At the Meeting, Dynamite Shareholders will be asked to consider and to pass, with or without variation, the Arrangement Resolution, which is a special resolution, approving the Arrangement under Section 192 of the CBCA.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Dynamite Shareholder's behalf in accordance with the instructions given by the Dynamite Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of Dynamite (the "***Management Proxyholders***").

A Dynamite Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Dynamite Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Dynamite Shareholder.

VOTING BY PROXY

Only registered Dynamite Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Dynamite Common Shares represented by a properly executed proxy will be voted or will be withheld from voting on each matter referred to in the Notice of Meeting accompanying this Information Circular in accordance with the instructions of the Dynamite Shareholders on any ballot that may be called for and if the Dynamite Shareholder specifies a choice with respect to any matter to be acted upon, the Dynamite Common Shares will be voted accordingly.

If a Dynamite Shareholder does not specify a choice and the Dynamite Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting including on the Arrangement Resolution.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Dynamite know of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Nominee (as defined in "***Non-Registered Holders***" below) acting on behalf of a Dynamite Shareholder, or by the Dynamite Shareholder or his/her attorney authorized in writing. In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy for Dynamite must be deposited at the office of its registrar and transfer agent, Computershare Investor Services Inc. at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently to such time.

NON-REGISTERED HOLDERS

Only Dynamite Shareholders whose names appear on the records of Dynamite as the registered holders of Dynamite Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Dynamite Shareholders are "non-registered" Dynamite Shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee (a "***Nominee***") such as a brokerage firm through which they purchased the Dynamite Common Shares, bank, trust company, trustee or administrator of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or clearing agency such as CDS Clearing and Depository Services Inc. If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with applicable Securities Laws, Dynamite has distributed copies of its Meeting materials, being the Notice of Meeting and Proxy, and this Information Circular to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Dynamite Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Securities Laws now permits Dynamite to forward Meeting materials directly to "non objecting beneficial owners". If either Dynamite or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Dynamite (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered Dynamite Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Dynamite Shareholder, his attorney authorized in writing or, if the registered Dynamite Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Dynamite at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. ***Only registered Dynamite Shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.***

RECORD DATE AND VOTING OF SHARES

Dynamite has set June 10, 2007, as the record date for the Meeting. Only Dynamite Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting.

Dynamite is authorized to issue an unlimited number of Dynamite Common Shares, of which 29,515,000 Dynamite Common Shares were issued and outstanding as of the close of business on July 9, 2007. Each issued and outstanding Dynamite Common Share confers upon its holder the right to one vote.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and the officers of Dynamite, at the date hereof, no person holds, directly or indirectly, or has control or direction over more than ten per cent (10%) of the outstanding Dynamite Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of Dynamite, nor any person who has held such a position at any time since the beginning of the last completed financial year of Dynamite, nor any proposed nominee for election as a director of Dynamite, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except for Stan Bharti and Tony Wonnacott are both directors of Dynamite and are security holders of Tau. Following completion of the Arrangement, Mr. Bharti will be a director of the Corporation. Mr. Bharti currently holds less than one percent of the outstanding Tau Ordinary Shares. Mr. Bharti will receive Common Shares in exchange for his Tau Ordinary Shares upon completion of the Arrangement.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of Dynamite, nor any proposed director of Dynamite, nor any person who beneficially owns, directly or indirectly, shares of Dynamite or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of Dynamite, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Dynamite's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect Dynamite, except for Stan Bharti, who currently holds less than five percent of the outstanding shares in the capital of Set Management Ltd., the corporation that Dynamite has contracted with to acquire ownership of the Lake Torrens Project (as defined herein). See Schedule "H" – Dynamite Resources Ltd. – General Development of the Business – Overview". See also "Interest of Certain Persons in Matters to be Acted Upon" above.

THE ARRANGEMENT

APPROVAL OF ARRANGEMENT RESOLUTION

At the Meeting, Dynamite Shareholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Schedule "A" attached hereto. For the details of the Arrangement, see below.

BACKGROUND TO THE ARRANGEMENT

During the Fall of 2006, certain principals of Tau and Dynamite contacted David Argyle, the Managing Director of Tau, to discuss possible synergies between Tau and Dynamite.

During January and February 2007, representatives of Tau and Dynamite corresponded regarding possible transactions involving the two companies.

During April 2007, the Board of Directors of Dynamite focused on the negotiation of the Letter Agreement with WPC Resources Ltd. regarding Dynamite's interest in the Lake Torrens Project properties in Western Australia.

In May 2007, representatives of Tau and Dynamite renewed discussions and Dynamite consulted with certain Canadian investment banks to obtain advice regarding a possible transaction. During this time, the parties and their legal counsel began to negotiate the framework for a letter of intent.

On May 24, 2007, Dynamite and Tau agreed to a transaction whereby Dynamite would acquire all of the issued and outstanding Tau Ordinary Shares in exchange for cash and securities of Dynamite or a successor of Dynamite. On May 24, 2007 and May 25, 2007 Dynamite press released the terms of proposed transactions.

On June 1, 2007, Dynamite incorporated Finco as a wholly owned subsidiary. The opening audited balance sheet of Finco as at June 1, 2007 is attached hereto as Schedule "J".

On June 14, 2007, Finco issued 56,250,000 subscription receipts ("**Subscription Receipts**") at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to Finco of $45,000,000 and issued an aggregate of 3,375,000 Compensation Options to the Underwriters. Each Subscription Receipt will entitle the holder to acquire one Finco Common Share and one Finco Warrant without payment of any further consideration upon the satisfaction of the Release Conditions (as defined below).

The gross proceeds of the offering less the estimated out-of-pocket costs and expenses of the Underwriters are being held in escrow and will be released to Finco upon satisfaction of the following conditions (the "**Release Conditions**"):

(iii) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement), including the Acquisition, have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by Finco or Dynamite without the consent of Orion Securities Inc.) such that the Finco Common Shares and Finco Warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into Common Shares and Warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(iv) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau; and

Effective July 10, 2007, Dynamite, Finco and Tau entered into the Agreement relating to the Arrangement, including the Acquisition, and the Offer. The provisions of the Agreement are the result of arm's length negotiations conducted among representatives of Dynamite and Tau and their respective legal and financial advisors. Pursuant to the terms of the Offer, Dynamite and Finco will make the Offer in accordance with the Offering Circular to acquire all of the outstanding Tau Ordinary Shares. Pursuant to the terms of the Offer, for each Tau Ordinary Share held, a Tau shareholder will have the option to receive either (i) ¼ of a Common Share and ¼ of a Warrant or (ii) cash consideration of $0.15 and 1/16 of a Common Share, provided that as a condition of the Offer, holders of at least 70 million Tau Ordinary Shares shall have agreed to accept the minimum Cash/Share Consideration set forth in (ii) above.

See "Summary and Effect of Arrangement" below.

REASONS FOR THE ARRANGEMENT AND RECOMMENDATION OF THE DIRECTORS

After careful consideration, the Board of Directors of Dynamite has unanimously determined that the Arrangement is fair to Dynamite Shareholders and is in the best interests of Dynamite. Accordingly, the Board of Directors of Dynamite unanimously recommends that Dynamite Shareholders vote for the Arrangement Resolution.

Management of Dynamite is of the view that completion of the Arrangement, including the Acquisition, will:

(a) provide access to prospective properties in Kyrgyzstan;

(b) provide the Corporation with country and risk diversification by adding a significant property to its property portfolio; and

(c) allow the Corporation to take advantage of favourable uranium prices.

In the course of its evaluation of the Arrangement, including the Acquisition, the board of Directors of Dynamite consulted with Dynamite's senior management, legal counsel and financial advisors and reviewed a significant amount of information, and considered a number of factors, including, among others, the following:

- Dynamite Shareholders will gain exposure to Tau's development and exploration projects underway in Kyrgyzstan;
- The opportunity afforded by the Arrangement, including the Acquisition, for Dynamite to combine its operations with those of Tau to create an entity with greater financial and business resources than Dynamite alone should enhance the competitive position and increase the ability of the combined business to create value;
- The expectation that the Corporation will have increased market capitalization and improved liquidity of investment for Dynamite Shareholders;
- The expectation that the Corporation will have additional financial and human resources creating a stronger, more competitive company than Dynamite alone;
- The Corporation will be posed to exploit additional opportunities to acquire uranium and other mineral prospective properties;
- The information regarding Tau, its assets and properties (see a summary of such information set forth in Schedule "I" – "Tau Mining Limited");
- Following completion of the Arrangement, including the Acquisition, the Corporation will have a more significant portfolio of properties and will have new, more diverse opportunities than Dynamite alone; and
- Current industry, economic and market conditions and trends.

The foregoing discussion summarizes the material information and factors considered by the Board of Directors of Dynamite in their consideration of the Arrangement, including the Acquisition. The Board of

Directors of Dynamite collectively reached its unanimous decision with respect to the Arrangement, including the Acquisition, in light of the factors described above and other factors that each member of the Board of Directors of Dynamite felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board of Directors of Dynamite did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Board of Directors of Dynamite may have given different weight to different factors.

SUMMARY AND EFFECT OF THE ARRANGEMENT

Upon completion of the Arrangement, including the Acquisition, the following transactions will have occurred, without any further act or formality:

1. Dynamite and Finco will amalgamate to form the Corporation.

2. Assuming there are 29,515,000 Dynamite Common Shares, 2,650,000 Dynamite Options and 14,547,000 Dynamite Warrants issued and outstanding immediately prior to the Effective Time, the Corporation will issue 29,515,000 Common Shares and reserve 2,650,000 Common Shares for issue upon exercise of Dynamite Options and 14,547,000 Common Shares for issue upon exercise of Dynamite Warrants.

3. Assuming there are 56,250,000 Finco Common Shares and 56,250,000 Finco Warrants issued and outstanding immediately prior to the Effective Time, the Corporation will issue 56,250,000 Common Shares and 56,250,000 Warrants in exchange for the Finco Common Shares and Finco Warrants, respectively.

4. Assuming there are 3,375,000 Finco Compensation Options issued and outstanding at the Effective Time, the Corporation will issue 3,375,000 Compensation Options and reserve 3,375,000 Common Shares and 3,375,000 Warrants for issue upon exercise of the Compensation Options and 3,375,000 Common Shares for issue upon exercise of the Warrants underlying the Compensation Options.

5. Assuming there are 183,000,002 Tau Ordinary Shares and 50,000,000 Tau Options issued and outstanding at the Effective Time, the Corporation will pay cash consideration of $10,500,000 and issue 32,625,000 Common Shares and 28,250,000 Warrants to acquire the Tau Ordinary Shares (assuming the minimum required Cash/Share Consideration is elected), and reserve approximately 12,500,000 Common Shares for issue upon exercise of the Tau Options.

6. The Board of Directors of the Corporation will include: Stan Bharti (Chairman), David Argyle (President and Chief Executive Officer), Blair Krueger, Lewis MacKenzie and Gerald McCarvill.

Full particulars of the Arrangement are contained in the Arrangement Agreement attached hereto as Schedule "D".

FAIRNESS OPINION

PI, a securities dealer with experience providing corporate finance and advisory services to publicly listed companies, is of the opinion that, as of the date hereof, the Acquisition is fair, from a financial point of view, to Dynamite Shareholders.

A copy of the fairness opinion of PI is attached as Schedule "K" hereto.

TREATMENT OF TAU OPTIONS

Following completion of the Arrangement, including the Acquisition, each Tau Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of

Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Every four Tau Options will be exercisable for one Tau Ordinary Share at an aggregate exercise price of $0.43 at any time on or before June 14, 2009, following which the Tau Options shall expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment.

PROCEDURE AND TERMS FOR EXCHANGE OF DYNAMITE COMMON SHARES

A Letter of Transmittal (printed on blue paper) is included in the materials accompanying this Information Circular that are delivered to registered Dynamite Shareholders. The Letter of Transmittal form is also available via SEDAR at www.sedar.com. The Letter of Transmittal is to be used to exchange certificates representing Dynamite Common Shares for Common Shares. The Letter of Transmittal should be completed and delivered to Computershare in accordance with the instructions contained in the Letter of Transmittal. Upon the return of a properly completed Letter of Transmittal, together with certificates representing Dynamite Common Shares (and such other documentation as required by Computershare), the appropriate number of Common Shares will, as soon as practicable, be issued and delivered without charge. No fractional Common Shares will be issued. See "Procedure and Terms for Exchange of Dynamite Common Shares – Fractional Common Shares" below.

Registered Dynamite Shareholders should, as soon as possible, deliver to Computershare at the office of Computershare listed in the Letter of Transmittal the following:

(a) the certificate or certificates representing the Dynamite Common Shares that the Dynamite Shareholder wishes to have exchanged for Common Shares;

(b) a Letter of Transmittal in the accompanying form as required by the rules and instructions set out in the Letter of Transmittal; and

(c) any other documents specified in the instructions set out in the Letter of Transmittal.

Common Shares will be issued for Dynamite Common Shares as soon as practicable following the Effective Date, but only if Computershare has actually received the above documents. The Effective Date is expected to occur on or about August 16, 2007, provided that all other regulatory approvals have been obtained. If on such date any required regulatory approval has not yet been obtained, the Effective Date will be the date immediately following the date the last of such approvals is obtained. Except as otherwise provided in the instructions to the Letter of Transmittal, an Eligible Institution must guarantee the signature on the Letter of Transmittal. If a Letter of Transmittal is signed by a person other than the registered owner(s) of the certificate(s) to which the Letter of Transmittal relates, and in certain other circumstances as set forth in the Letter of Transmittal, the deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Date represented Dynamite Common Shares and which has not been surrendered, with all other documents required by Computershare, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Dynamite, the Corporation or Computershare. Accordingly, persons who tender certificates for Dynamite Common Shares after this sixth anniversary will not receive Common Shares, will not own any interest in the Corporation, and will not be paid any cash or other compensation.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Date with respect to Common Shares, with a record date after the Effective Date, will be payable or paid to the holder of any unsurrendered certificates for Dynamite Common Shares and will not be payable until the surrender of certificates for Dynamite Common Shares for exchange for Common Shares in accordance with the terms of the Plan of Arrangement.

Fractional Common Shares

No fractional Common Shares will be issued to Dynamite Shareholders. Fractional Common Shares will be paid in cash.

The foregoing information is a summary only. For further details of procedures, see section 3.03 "No Fractional Common Shares" of the Plan of Arrangement attached to the Agreement attached hereto as Schedule "D".

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS' RIGHTS

As a result of the Arrangement, all Dynamite Shareholders will become shareholders of the Corporation.

ACQUISITION RISK FACTORS

There are risks associated with the Acquisition including (i) market reaction to the Acquisition; (ii) the future trading prices of the Common Shares cannot be predicted; and (iii) uncertainty as to whether the Acquisition will have a positive impact on the business of the Corporation.

Variations in the market price of the Dynamite Common Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Dynamite, including changes in gold and uranium prices, market assessments of the likelihood the Arrangement, including the Acquisition, will be consummated, regulatory considerations, interest rate fluctuations, general market and economic conditions and other factors over which Dynamite has no control.

Also, Dynamite's operations are located in Yukon Territory, Canada. Tau's operations are located in Kyrgyzstan in Central Asia. Dynamite is subject to different foreign investment risks than those to which Tau is subject. Mining investments are subject to the risks normally associated with the conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the circumstances or events described as risk factors in this Information Circular could have a material adverse impact on the Corporation's profitability or the viability of the Corporation's affected foreign operations, which could have a material adverse effect on the Corporation's future cash flows, earnings, results of operations and financial condition. These risks related to doing business in foreign jurisdictions include but are not limited to: uncertain or unpredictable political, legal or economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war, acts of terrorism and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the reparation of earnings; and increased financing costs.

Common Shares are subject to a number of other risks and are speculative. Dynamite Shareholders should also review carefully the risk factors and other information contained in Schedule "H" – "Dynamite Resources Ltd." and Schedule "I" – "Tau Mining Limited".

EFFECTIVE DATE AND CONDITIONS OF ARRANGEMENT

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the CBCA relating to the Arrangement has been complied with and all other conditions set forth in the Agreement attached hereto as Schedule "D" are met, including the satisfaction of the Minimum Tender Condition pursuant to the Offer, the Arrangement will become effective on the Effective Date and the acquisition of Tau shall have been effectively completed on such date. Dynamite presently intends that the Effective Date will be on or about August 16, 2007.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below:

1. the Interim Order shall have been granted in form and substance satisfactory to Dynamite, and shall not have been set aside or modified in a manner unacceptable to Dynamite, acting reasonably on appeal or otherwise;

2. the Arrangement and, if required, all other material transactions contemplated in the Agreement or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Meeting by the Dynamite Shareholders in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

3. the Final Order of the Court shall have been granted in form and substance satisfactory to Dynamite, and shall not have been set aside or modified in a manner unacceptable to Dynamite, on appeal or otherwise;

4. the Articles of Arrangement shall be in form and substance satisfactory to Dynamite;

5. there shall not be in force any law, ruling, order or decree, and there shall not have been any action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms thereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on Dynamite;

6. (A) the TSXV shall have conditionally approved the listing thereon of the Common Shares and Warrants to be issued pursuant to the Arrangement (including the Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Dynamite Options and the Dynamite Warrants) as of the Effective Date, or as soon as possible thereafter, and (B) the TSXV shall have, if required, accepted notice for filing of all transactions of Dynamite contemplated in the Agreement or necessary to complete the Arrangement subject only to compliance with the usual requirements of the TSXV;

7. (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any governmental entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Dynamite or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to Dynamite;

8. the Common Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under section 3(a)(10) of the 1933 Act and the Common Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

9. the Agreement shall not have been terminated pursuant to Article 7 thereof; and

10. Dynamite Shareholders holding no more than 5% of the outstanding Dynamite Common Shares shall have exercised the right to dissent contemplated by section 5.01 of the Plan of Arrangement (and not withdrawn such exercise).

It is also a condition to the Arrangement that the detailed conditions set forth in Schedule "B" – "Conditions of the Offer" be satisfied or waived prior to the Expiry Time. The full particulars of the Arrangement are contained in the Agreement attached as Schedule "D" to this Information Circular. See also "The Arrangement – The Agreement".

THE AGREEMENT

The Agreement sets forth the terms and conditions upon and subject to which the Offer is to be made. The following is a summary of the principal terms of the Agreement. A copy of the Agreement is attached hereto as Schedule "D" and is also available on SEDAR at www.sedar.com.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Agreement.

Support for the Offer

Tau represented to the Offeror (as reflected in the Directors' Circular) that its Board of Directors has (a) following consultation with its financial and legal advisors, unanimously determined that the consideration to be received under the Offer is fair from a financial point of view to the Tau Shareholders, and (b) approved the entering into of the Agreement and the making of a unanimous recommendation that Tau Shareholders accept the Offer.

Modification or Waiver of Terms of Offer

The Agreement provides that Dynamite may, in its sole discretion, modify or waive any term or condition of the Offer.

Treatment of Tau Options

Each Tau Option will entitle the holder thereof to receive (and such holder will accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options will be exercisable for one Tau Ordinary Share at an aggregate exercise price of CDN$0.43 at any time on or before June 14, 2009, following which the Tau Options will expire. Each Tau Ordinary Share issued upon exercise of the Tau Options will automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment The Corporation will execute joint elections with a validly electing Eligible Holder under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any provincial tax legislation including, without limitation, section 518 of the *Quebec Taxation Act*) as long as two signed copies of the necessary election forms duly completed (with the details of the number of Tau Ordinary Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections) are returned to the Corporation by the Eligible Holder on or before the day which is 60 days after such exchange. Subject to the election forms complying with the provisions of the Tax Act (and the corresponding provisions of any provincial tax legislation), one copy of election forms will be returned to the particular holder, signed by the Corporation, for filing by the holder with the CRA (or the applicable provincial tax authority). The Corporation will not provide a tax instructions letter in connection with the foregoing elections. Neither Dynamite, the Corporation nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any such election, to properly complete any election or to properly file it within the terms prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Each Eligible Holder assumes sole responsibility with providing the Corporation with duly completed and executed election forms.

Designation of Directors

Tau covenanted to cooperate with Dynamite, subject to applicable laws, and to exercise its reasonable efforts, to obtain the resignation of any then incumbent directors to facilitate the appointment of Dynamite's designees to the board of directors of Tau.

Upon the take-up and payment by Dynamite of more than 50.01% of the outstanding Tau Ordinary Shares (on a fully-diluted basis) and from time to time thereafter, Tau also covenanted not to frustrate Dynamite's attempts to designate a majority of the directors of the board of directors of Tau and any committees thereof, and to cooperate with Dynamite, subject to applicable laws, to obtain the resignation of a majority of the then incumbent directors to facilitate the appointment of Dynamite's designees to the board of directors.

Representations and Warranties of Tau

The Agreement includes representations and warranties of Tau as to (a) organization, (b) capitalization; (c) authority relative to the Agreement, (d) approvals, (e) subsidiaries, (f) no defaults, (g) absence of changes, (h) employment agreements, (i) financial matters, (j) books and records, (k) litigation, (l) title to property and condition of assets, (m) insurance, (n) environmental, (o) tax, (p) intellectual property (q) pension and employee benefits, (r) compliance with laws, (s) no option on assets, (t) contracts (u) place of principal offices, (v) location of assets and U.S. sales, (w) foreign private issuer status, (x) investment company status, (y) U.S. Tau Shareholders, (z) full disclosure; and (aa) no brokers commission.

Representations and Warranties of Dynamite and Finco

Dynamite and Finco also made representations and warranties to Tau, as to (a) organization, (b) capitalization; (c) authority relative to the Agreement, (d) approvals, (e) place of principal offices of Dynamite and Finco, (f) location of assets and U.S. sales of Dynamite and Finco, (g) foreign private issuer status of Dynamite and Finco, and (h) investment company status of Dynamite and Finco.

The representations and warranties of Tau and Dynamite contained in the Agreement do not survive completion of the Offer. Further, the only remedy for the breach by either party of the relevant representations and warranties will be the termination of the Agreement in accordance with its terms and not monetary damages.

Conduct of Business by Tau

Under the Agreement, Tau agreed that, unless Dynamite otherwise consents in writing or except as otherwise expressly contemplated or permitted by the Agreement:

(a) Tau will, and will cause the Tau Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(b) Other than in contemplation of or as required to give effect to the transactions contemplated by the Agreement, Tau will not, without the prior written consent of Dynamite, directly or indirectly do or permit to occur any of the following:

    (i) issue, sell, pledge, lease, dispose of, encumber or create any encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any encumbrance on, or permit a Tau Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Tau or any of the Tau Subsidiaries, other than the issue of Tau Ordinary Shares pursuant to the exercise of the Tau Options issued and outstanding on the date of the Agreement in accordance with their terms as of the date of the Agreement;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease or otherwise dispose of, or permit any of the Tau Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) amend or propose to amend the articles or by-laws (or their equivalent) of Tau or any of the Tau Subsidiaries or any of the terms of the Tau Options as they exist at the date of the Agreement;

(iv) split, combine or reclassify any of the securities of Tau or any of the Tau Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the securities of Tau;

(v) redeem, purchase or offer to purchase, or permit any of the Tau Subsidiaries to redeem, purchase or offer to purchase, any Tau Ordinary Shares and any options or obligations or rights under existing contracts, agreements and commitments;

(vi) reorganize, amalgamate or merge Tau or any of the Tau Subsidiaries with any other Person;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Tau Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) in the case of Tau and the Tau Subsidiaries: (A) satisfy or settle any claim or dispute, (B) relinquish any contractual rights or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Tau Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x) except as required by generally accepted accounting principle to which Tau or any Tau Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Tau or make any material tax election inconsistent with past practice; or

(xi) enter into, or cause any Tau Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in the Agreement.

(c) Without the prior written consent of Dynamite, Tau will not, and will cause the Tau Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Tau or any of the Tau Subsidiaries.

(d) Tau will use its reasonable efforts, and will cause the Tau Subsidiaries to use their reasonable efforts, to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(e) Tau will:

(i) not take any action, or refrain from taking any action (subject to reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by Tau in the Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Tau; and

(ii) promptly notify Dynamite of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Tau, (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Tau of any covenant or agreement contained in the Agreement, and (D) any event occurring subsequent to the date of the Agreement that would render any representation or warranty of Tau contained in the Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(f) Tau will not, and will cause the Tau Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Tau in connection with the transactions contemplated by the Agreement prior to the effective time without the prior written consent of Dynamite.

(g) Tau will not, and will cause the Tau Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Tau or any of the Tau Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(h) Subject to the terms of the Agreement, Tau will use all reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Agreement, including using its reasonable efforts to:

(i) obtain all consents, approvals and authorizations as are required to be obtained by Tau or any of the Tau Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by the Agreement or have a Material Adverse Effect on Tau;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Agreement and participate and appear in any proceedings of any party thereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting the Agreement, the transactions contemplated thereby or seeking to stop, or otherwise adversely affecting the ability of the parties thereto to consummate, the transactions contemplated thereby;

(iv) fulfill all conditions and satisfy all provisions of the Agreement required to be fulfilled or satisfied by Tau; and

(v) cooperate with Dynamite and Finco in connection with the performance by each of them of their respective obligations thereunder, provided however that the foregoing will not be construed to obligate Tau to pay or cause to be paid any monies to cause such performance to occur.

Non-Solicitation Obligation of Tau

Tau agreed that it and its subsidiaries will not, directly or indirectly, make, solicit, initiate, facilitate, entertain, encourage or promote any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to any Acquisition Proposal, or participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way or assist with or participate in, facilitate or encourage, any effort or attempt by any other Person to make any Acquisition Proposal, or approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal. However, the Agreement does not prevent the Board of Directors from considering or negotiating any unsolicited bona fide Acquisition Proposal that would be a Superior Proposal but only if the Acquisition Proposal did not result from a breach of the Agreement by Tau and if the Board of Directors determine, after consultation with outside counsel, that such action is required for such directors to comply with fiduciary duties under all applicable laws.

Tau agreed not to have discussions or negotiations with any parties (other than Dynamite) in connection with any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Tau also agreed not to release any third party from or waive any confidentiality or standstill agreement.

Tau agreed to provide notice to Dynamite of any Acquisition Proposal or any amendments to the foregoing, or any request for non-public information relating to Tau or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Tau or any Subsidiary by any Person. Such notice will be made, from time to time, first immediately orally and then promptly in writing and will indicate the identity of the Person making such proposal, and all material terms and conditions thereof and such other details of the proposal, inquiry or contact as Dynamite may reasonably request.

If Tau receives a request for material non-public information from a Person who has made a bona fide written Acquisition Proposal and the Board of Directors determines that such proposal would be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Board of Directors may, subject to the execution by such Person of a confidentiality agreement which includes a standstill agreement other than to effect a Superior Proposal, provide such Person with access to information regarding Tau, provided further that Tau sends a copy of any such confidentiality agreement (or any amendment thereto) to Dynamite immediately upon its execution and Dynamite is provided with a list of or copies of any and all information provided to such Person and is promptly provided with access to similar information to which such Person was provided.

Right to Match Superior Proposal

Tau agreed that it will not accept, approve, recommend or enter into any agreement (a "**Proposed Agreement**") with any Person relating to any Acquisition Proposal, unless (i) Tau has complied with the non-solicitation provisions of the Agreement, (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Tau completes any similar transaction with Dynamite; (iii) it has provided Dynamite with the information about such Acquisition Proposal as required under the Agreement; and (iv) five business days will have elapsed from the later of (A) the date Dynamite received notice of Tau's proposed determination to accept, approve, recommend or enter into any agreement relating to such Superior Proposal and (B) the date Dynamite received a copy of such Acquisition Proposal.

Tau has acknowledged and agreed that, during the five business day period referred to above, Dynamite will have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors will review any proposal by Dynamite to amend the terms of the Offer in order to determine, in good faith, whether the offer of Dynamite upon acceptance by Tau would at least match the value per Tau Ordinary Share of the Superior Proposal. If the Board of Directors so determine, Tau will enter into an amended agreement with Dynamite reflecting the amended proposal of Dynamite and will promptly reaffirm is recommendation of the Offer.

Termination of the Agreement

The Agreement may be terminated:

(a) at any time prior to the effective date by mutual consent of Dynamite and Tau;

(b) at any time by Dynamite if any condition of the offer is not satisfied or, where capable of waiver, waived by the expiry time;

(c) by Dynamite, at any time if: (i) Tau will have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a material adverse effect on Tau, or if any such representations or warranties will in all respects have become untrue or incorrect in any respect after the date of the agreement or (ii) Tau will have breached in any material respect any of its other representations and warranties contained in the agreement, or if any such representations or warranties will in any material respect have become untrue or incorrect after the date of the agreement; and any such breach or failure to be true and correct is incapable of being cured by Tau or is not cured within 10 days of written notice thereof (or, if the expiry time is less than 10 days from the date of such notice, such lesser period of time as expires at the expiry time);

(d) by Dynamite, at any time, if Tau is in default of (i) the non-solicitation provisions of the agreement or (ii) any other covenant or obligation under the agreement where such default is reasonably likely to (a) prevent or materially delay consummation of the transactions contemplated by the agreement, (b) result in a breach of Tau's representations and warranties contained in the agreement and/or (c) result in a material adverse effect;

(e) by Tau, at any time, if either Dynamite or Finco is in breach of any of its representations or warranties or in default of any covenant or obligation under the agreement and such breach or default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the agreement;

(f) by Tau, if Dynamite has not taken up and paid for at least 90% of the Tau ordinary shares (or such lesser percentage as Dynamite may decide) to which the offer relates within 75 days after the offer is commenced, otherwise than as a result of the breach by Tau of any covenant or obligation under the agreement or as a result of any representation or warranty of Tau in the agreement being untrue or incorrect in any material respect; provided, however, that if Dynamite's take-up and payment for Tau ordinary shares in respect of which acceptances have been deposited under the offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) Dynamite not having obtained any regulatory waiver, consent or approval which is necessary to permit Dynamite to take up and pay for Tau ordinary shares in respect of which acceptances are deposited under the offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, the agreement will not be terminated by Tau pursuant thereto until the earlier of (i) 120 days after the offer is commenced and (ii) the eleventh business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(g) by Dynamite if: (i) the board of directors withdraws, modifies, changes or qualifies (or resolves to do so) its approval or recommendation of the agreement or the offer in a manner adverse to Dynamite; (ii) the board of directors or any committee thereof approves or recommends, or publicly proposes to approve or recommend, or enters into an agreement with respect to, an acquisition proposal or (iii) the board of directors or any committee thereof fails to publicly recommend or reaffirm its approval or recommendation of the offer within two calendar days of any written request by Dynamite (or, in the event that the offer will be scheduled to expire within such two calendar day period, prior to the scheduled expiry of the offer);

(h) by Tau, if Tau proposes to enter into a definitive agreement with respect to a superior proposal in compliance with the non-solicitation provisions of the agreement, provided that Tau has not breached any of its covenants, agreements or obligations in the agreement in any material respect;

(i) by Tau, provided that as at such time it has complied with its covenants and obligations under the agreement and its representations and warranties are true and correct, if Dynamite does not: (i) commence the offer and mail the offer, the circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery by July 31, 2007 (except where the making of the offer is delayed by (a) an injunction or order made by a court or regulatory authority of competent jurisdiction or (b) Dynamite not having obtained any regulatory waiver, consent or approval which is necessary to permit the offer to be made, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, in which case the agreement will not be terminated by Tau until the earlier of (i) 120 days from the date the agreement becomes effective and (ii) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable; and

(j) by Tau, at any time if: (i) Dynamite will have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a material adverse effect on Tau, or if any such representations or warranties will in all respects have become untrue or incorrect in any respect after the date of the agreement or (ii) Dynamite will have breached in any material respect any of its other representations and warranties contained in the agreement, or if any such representations or warranties will in any material respect have become untrue or incorrect after the date of the agreement; and any such breach or failure to be true and correct is incapable of being cured by Tau or is not cured within 10 days of written notice thereof (or, if the expiry time is less than 10 days from the date of such notice, such lesser period of time as expires at the expiry time).

CONDUCT OF MEETING AND OTHER APPROVALS

Court Approval of the Arrangement

In order for the Arrangement to be effected, the CBCA requires the Agreement to be approved by a special resolution passed by the Dynamite Shareholders. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Schedule "A" to this Information Circular. The

Arrangement Resolution must be approved by at least two-thirds of the votes of those Dynamite Shareholders who either are present at the Meeting and vote either in person or by proxy or who are not in attendance at the Meeting but through a valid proxy submitted in respect of the Meeting. The Arrangement, under the CBCA, requires the approval of the Court.

On July 9, 2007, prior to mailing of the material in respect of the Meeting, Dynamite obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters and issued a Notice of Application for the Final Order to approve the Arrangement. Attached to this Information Circular are copies of the Interim Order as Schedule "E" and the notice of application (the "***Notice of Application***") for the Final Order as Schedule "F" to this Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Toronto time, on August 14, 2007, following the Meeting or as soon thereafter as counsel for Dynamite may be heard, at the Courthouse, 330 University Avenue, 8th Floor, Toronto, Ontario, subject to the approval of the Arrangement Resolution at the Meeting. ***Dynamite Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.***

At the Court hearing, Dynamite Shareholders, other holders of securities to be issued pursuant to the Arrangement, and creditors of Dynamite who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the CBCA, Dynamite has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court's approval is required for the Arrangement to become effective and the Court has been informed that if such approval is obtained, this will constitute the basis for the exemption from registration pursuant to Section 3(a)(10) of the 1933 Act with respect to all securities to be issued pursuant to the Arrangement as described below under "Securities Laws Considerations – U.S. Securities Laws". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities contemplated by the Arrangement are fair to all securityholders to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Dynamite Shareholder and each other person to whom securities are proposed to be issued in the Arrangement will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Dynamite at the address set out below, on or before 5:00 p.m., Toronto time, on August 13, 2007, a notice of his, her or its intention to appear ("***Appearance Notice***"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Dynamite at the following address:

Attention: c/o John Vettese
Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of Dynamite Shareholders, final approval of the Court must be obtained for all of the transactions contemplated by the Arrangement in order for the Arrangement to be completed.

Dynamite Common Shares currently trade on the TSXV and acceptance of the Arrangement by the TSXV is required. The TSXV has conditionally approved the listing of: (A) the Common Shares (including the Common Shares issuable upon exercise of: (i) the Warrants issued in connection with the Acquisition; (ii) the Dynamite Options and Dynamite Warrants that will remain outstanding following completion of the Arrangement); and (iii) the Warrants issuable upon exercise of the Compensation Options); and (B) the Warrants (including the Warrants issuable upon exercise of the Compensation Options) on the TSXV. Listing of the Common Shares and Warrants will be subject to the fulfillment by the Corporation of the requirements of the TSXV. Any listing will be subject to meeting TSXV listing requirements and there is no assurance such a listing will be obtained.

FEES AND EXPENSES

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

RIGHTS OF DISSENTING SHAREHOLDERS

Dynamite Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement require strict compliance with the applicable dissent procedures.

As indicated in the Notice of the Meeting, any holder of Dynamite Common Shares is entitled to be paid the fair value of his shares in accordance with Section 190 of the CBCA if such holder duly dissents to the Arrangement and the Arrangement becomes effective. A Dynamite Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement.

The Plan of Arrangement provides that Dynamite Shareholders who duly exercise dissent rights with respect to their Dynamite Common Shares (the "***Dissenting Shares***") are entitled to be paid fair value for those securities, provided the requirements set forth in section 190 of the CBCA are satisfied. See Schedule "G" attached hereto for a summary of the provisions of section 190 of the CBCA.

A dissenting Dynamite Shareholder has until 5:00 p.m. on the business day preceding the Meeting (or any adjournment or postponement thereof) to send to Dynamite with respect to the special resolution authorizing the Arrangement a written notice of dissent pursuant to Section 190 of the CBCA by registered mail.

A dissenting Dynamite Shareholder who has duly complied with the aforementioned provisions of Section 190 of the CBCA, or Dynamite may apply to the Court for an order requiring such holder's shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration or by reference to the Director, or a referee of the Court, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Dynamite to make application to the Court. The dissenting Dynamite Shareholder will be entitled to receive the fair value of the Dynamite Common Shares held by such holder as of the day before the Meeting or such later date on which the special resolution to authorize the Arrangement is passed.

Addresses for Notice of Dissent

All notices to Dynamite of dissent to the Arrangement pursuant to section 190 of the CBCA should be sent to:

Dynamite Resources Ltd.
Attention: Corporate Secretary
Suite 820, 65 Queen Street West
Toronto, Ontario M5H 2M5

Strict Compliance with Dissent Provisions Required

The summary in Schedule "G" attached hereto does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Dynamite Shareholder who seeks payment of the fair value of his Dynamite Common Shares. Section 190 of the CBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Dynamite Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of section 190 of the CBCA, and consult such holder's legal advisor.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to Dynamite, the following summary describes the principle Canadian federal income tax considerations generally applicable to holders of Dynamite Common Shares who become holders of Common Shares on the amalgamation of Dynamite pursuant to the Arrangement and the holders of Dynamite Warrants and Dynamite Options, and to the holding and disposing of Common Shares by such holder, and who, at all relevant times for the purposes of the application of the Tax Act, (1) holds all Dynamite Common Shares, Common Shares and Dynamite Warrants, as capital property, (2) deals at arm's length with Dynamite and the Corporation and (3) is not affiliated with Dynamite or the Corporation. A holder's Dynamite Common Shares and Common Shares generally will be considered to be capital property of the holder, provided the holder does not hold the shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary does not address all issues relevant to Dynamite Shareholders who have acquired their Dynamite Common Shares on the exercise of an employee stock option. Such Dynamite Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "**Regulations**"), and counsel's understanding of the current administrative and assessing practices and policies of the Canada Revenue Agency ("**CRA**") published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practice whether by legislative, governmental, regulatory, or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

This summary is not applicable to a Dynamite Shareholder that is a "**specified financial institution**" or to a Dynamite Shareholder an interest in which is a "**tax shelter investment**" as defined in the Tax Act, or, for purposes of certain rules applicable to securities held by financial institutions (referred to as the "mark-to-market" rules), a "**financial institution**", as defined in the Tax Act. Such Dynamite Shareholders should consult their own tax advisors.

This summary is of a general nature only, and is not, and is not intended to be, legal, or tax advice to any particular Dynamite Shareholder. This summary is not exhaustive of all Canadian federal income tax consideration. Accordingly, Dynamite Shareholders should consult their own tax advisers having regard to their own particular circumstances. Dissenting shareholders should consult their own tax advisors in this regard.

Holders Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a "**Resident Holder**"). Certain Resident Holders, whose Dynamite Common Shares or Common Shares, might not otherwise be capital property, may, in certain circumstances, be entitled to have those shares and all other "**Canadian securities**", as defined in the Tax Act, owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

The Amalgamation

Holders of Dynamite Common Shares (other than holders of Dynamite Common Shares who dissent from the Arrangement) will realize neither a capital gain nor a capital loss on the amalgamation of Dynamite. The cost of the Common Shares received by Resident Holders will be equal to the Resident Holder's adjusted cost base of the Dynamite Common Shares exchanged.

Resident Holders of Dynamite Warrants will realize neither a capital gain nor a capital loss on the amalgamation of Dynamite and Finco.

Resident Holders of Dynamite Options who are current or former employees of Dynamite, who deal at arm's length with Dynamite and who received their Dynamite Options in respect of, in the course of, or by virtue of, employment will not realize any income from employment on the amalgamation provided (i) the only consideration received by the holder of such Dynamite Options on the disposition is options to acquire the Common Shares and (ii) the total value immediately after the disposition of Common Shares the holder is entitled to acquire under the options to acquire the Common Shares (in excess of the total amount payable by the holder to acquire the Common Shares) does not exceed the total value immediately before the disposition of the Dynamite Common Shares the holder was entitled to acquire under the Dynamite Options (in excess of the total amount payable by the holder to acquire the Dynamite Common Shares).

Dividends on Common Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Holder's Common Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.

A dividend will be eligible for an enhanced gross-up and dividend tax credit if the recipient receives written notice from the Corporation designating such dividend as an "eligible dividend" within the meaning of the Tax Act.

A Resident Holder that is throughout the year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6⅔% on investment income, including taxable capital gains realized and dividends received or deemed to be received on the Resident Holder's Common Shares (but not dividends or deemed dividends that are deductible in computing taxable income). A "private corporation" as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33⅓% under Part IV of the Tax Act on dividends received, or deemed to be received on Common Shares to the extent that such dividends are deductible in computing taxable income for the year. Those additional refundable taxes will be will be refunded to the Resident Holder at the rate of Cdn.$1 for every Cdn.$3 of taxable dividends paid while it is a private corporation.

Disposition of Common Shares

A Resident Holder that disposes or is deemed to dispose of a Common Share in a taxation year generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Shares, determined immediately before the disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See "Holders Resident in Canada–Taxation of Capital Gains and Losses"

Taxation of Capital Gains and Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "**taxable capital gain**") realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one half of the amount of any capital loss (an "**allowable capital loss**") realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in any taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Common Share to the extent and under the circumstances prescribed by rules in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors regarding these rules.

A Resident Holder that is throughout the year a "**Canadian-controlled private corporation**", as defined in the Tax Act, may be liable for a refundable tax of 6⅔% on investment income, including taxable capital gains realized and dividends received or deemed to be received in respect of the Common Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Alternative Minimum Tax on Resident Holders who are Individuals

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the Tax Act.

Eligibility of Common Shares for Investment

Common Shares would, on the date hereof, be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, or registered education savings plan if listed on a prescribed stock exchange (which includes the TSXV) as defined in the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a holder who, at all relevant times, for purposes of the application of the Tax Act, (1) does not use or hold, and is not deemed to use or hold, Dynamite Common Shares or Common Shares in connection with carrying on a business in Canada and (2) is not, and is deemed not to be, resident in Canada (a "**Non-Resident Holder**"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that it is an insurer carrying on business in Canada and elsewhere.

The Amalgamation

The tax consequences to a Non-Resident Holder of Dynamite Common Shares upon the amalgamation will generally be as described above under the heading "Holders Resident in Canada–The Amalgamation".

If Dynamite Common Shares are taxable Canadian property (as defined in the Tax Act) to a Non-Resident Holder (determined immediately before the time of the amalgamation), the Common Shares will be taxable Canadian property to the Non-Resident Holder.

The tax consequences to a Non-Resident Holder of Dynamite Warrants upon the amalgamation will generally be as described above under the heading "Holders Resident in Canada-Dynamite Warrants". If

Dynamite Options are taxable Canadian property to a Non-Resident Holder, options to acquire Common Shares will be taxable Canadian property to the Non-Resident Holder.

The tax consequences to a Non-Resident Holder of Dynamite Options upon the amalgamation will generally be as described above under the heading "Holders Resident in Canada- Dynamite Options".

Dividends on Common Shares

Dividends paid or credited on Common Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The Corporation will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-Resident Holder.

Disposition of Common Shares

Any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Common Shares will not be subject to tax under the Tax Act unless the Common Shares, are "taxable Canadian property" to the Non-Resident Holder at the time of the disposition and such gain is not exempt under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Common Share will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that (a) such Common Share is listed on a prescribed stock exchange (as defined in the Tax Act) at that time, (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, and the Non-Resident Holder together with all such persons, have not owned more than 25% of the issued shares of any class or series of the capital stock of the Corporation at any time within the 60 month period immediately preceding that time, (c) the Common Shares were not acquired in a tax-deferred transaction pursuant to which the Common Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Holder and (d) the Non-Resident Holder has not elected to have such Common Shares treated as taxable Canadian property. Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the Tax Act. As noted above, if Dynamite Common Shares are taxable Canadian property (as defined in the Tax Act) to a Non-Resident Holder (determined immediately before the time of the Amalgamation), the Common Shares will be taxable Canadian property to the Non-Resident Holder.

Even if a Common Share is a taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of such a share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which such Non-Resident Holder is resident. Many of Canada's income tax conventions do not exempt gains on the disposition of shares that derive their value principally from real property situated in Canada. Non-Resident Holders should consult their own income tax advisors in this regard.

In the event that a Common Share is taxable Canadian property to a Non-Resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax convention, the tax consequences described above under "Holders Resident in Canada–Disposition of Common Shares" and "Holders Resident in Canada–Taxation of Capital Gains and Losses" will generally apply, and the holder will be required to file a Canadian income tax return and report the disposition and capital gain (or capital loss).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS

WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope Of This Disclosure

Transactions Addressed

The following discussion is a summary of the anticipated material U.S. federal income tax consequences under current law, generally applicable to a U.S. Holder (as defined below) of Dynamite Common Shares under the Arrangement.

This summary of the anticipated material U.S. federal income tax considerations arising from and relating to the Arrangement and ownership and disposition of Common Shares received pursuant to the Arrangement is for general informational purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Common Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder as a result of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, state, local and foreign tax considerations are not addressed in this summary. U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

Authorities

This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"); Treasury Regulations, proposed, temporary and final, issued under the Code; and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof, however, may change at any time, and any change could be retroactive to the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and the IRS or the U.S. courts could later disagree with the explanations or conclusions contained in this summary.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

U.S. Holder

For purposes of this summary, a "**U.S. Holder**" is a beneficial owner of Dynamite Common Shares (or, following the completion of the Arrangement, a former owner of Dynamite Common Shares that is a recipient of Common Shares pursuant to the Arrangement) who holds such shares as capital assets, and that, for U.S. federal income tax purposes, is

- an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

- a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;
- an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or
- a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Dynamite Common Shares (or, following the completion of the Arrangement, a former owner of Dynamite Common Shares that is a recipient of Common Shares pursuant to the Arrangement) the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Dynamite Common Shares (or, following the completion of the Arrangement, a former owner of Dynamite Common Shares that is a recipient of Common Shares pursuant to the Arrangement) should consult their own tax advisors as to the U.S. federal income, state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Common Shares received pursuant to the Arrangement.

Non-U.S. Holders

For the purposes of this summary, a **"non-U.S. Holder"** is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Common Shares received pursuant to the Arrangement to non-U.S. Holders, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Common Shares received pursuant to the Arrangement, and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

- any exercise of options or warrants of Dynamite or any other right to acquire Dynamite Common Shares;
- any conversion into Dynamite Common Shares of any notes, debentures or other debt instruments;
- any vesting, exercise, assumption or conversion of any other rights to acquire Dynamite Common Shares; and
- any transaction in which Common Shares are acquired other than in the Arrangement.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Common Shares received pursuant to the Arrangement:

- Dynamite, Finco (and its shareholders), and Tau (and its shareholders);
- persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance

companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;
- persons that acquired Dynamite Common Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;
- persons that hold any warrants, options, or other rights to acquire securities of Dynamite;
- persons that hold any notes, debentures or other debt instruments of Dynamite;
- persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;
- persons that hold Dynamite Common Shares as part of a position in a straddle or as part of a hedging or conversion transaction;
- persons subject to the alternative minimum tax;
- persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Dynamite (or, following the completion of the Arrangement, former U.S. Holders of Dynamite that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of the Corporation); and
- persons who own their Dynamite Common Shares other than as a capital asset as defined in the Code.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult their own tax advisor regarding the U.S. federal income tax consequences of the Arrangement to them in light of their particular circumstances.

Tax Consequences of the Arrangement to U.S. Holders of Dynamite Common Shares

The Arrangement should qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the Code (a "**Reorganization**"). No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS.

Tax Consequences to U.S. Holders if Arrangement Qualifies as a Reorganization

Subject to the "passive foreign investment company" rules discussed below, if the Arrangement qualifies as a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein, the Arrangement will result in the following U.S. federal income tax consequences to U.S. Holders of Dynamite Common Shares:

(a) U.S. Holders of Dynamite Common Shares who exchange their Dynamite Common Shares and receive Common Shares in the Arrangement will not recognize any gain or loss as a result of the Arrangement;

(b) the aggregate basis of Common Shares received by such U.S. Holder in the Arrangement will be equal to the aggregate basis of Dynamite Common Shares exchanged therefor by such U.S. Holder in the Arrangement; and

(c) the holding period of Common Shares received by such U.S. Holder will include the holding period of the Dynamite Common Shares exchanged therefor by such U.S. Holder in the Arrangement.

Information Reporting

If the Arrangement qualifies as a Reorganization, U.S. Holders that exchange Dynamite Common Shares for Common Shares pursuant to the Arrangement and that are "significant holders" (defined as taxpayers that hold five percent or more of a public company) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders are to retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Consequences of Failure of the Arrangement to Qualify as a Reorganization

Subject to the "passive foreign investment company" rules discussed below, if the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Dynamite Common Shares by U.S. Holders of Dynamite Common Shares and would result in the following U.S. federal income tax consequences:

(a) a U.S. Holder of Dynamite Common Shares would recognize gain or loss equal to the difference between (i) the sum of fair market value of Common Shares received by such U.S. Holder in the Arrangement and (ii) the adjusted tax basis of such U.S. Holder in such Dynamite Common Shares exchanged therefor in the Arrangement;

(b) the aggregate basis of Common Shares received by a U.S. Holder of Dynamite Common Shares in the Arrangement would be equal to the aggregate fair market value of Common Shares at the time of receipt; and

(c) the holding period of Common Shares received by a U.S. Holder in the Arrangement would begin on the day after receipt.

Subject to the "passive foreign investment company" rules discussed below, such gain or loss recognized under paragraph (a) generally will be capital gain or loss if such Dynamite Common Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder's holding period for such Dynamite Common Shares is more than one year at the time of the Arrangement. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations.

Dissenting U.S. Holders

A U.S. Holder who exercises such holder's dissent rights in the Arrangement will recognize gain or loss on the exchange of such holder's Dynamite Common Shares for cash in an amount equal to the difference between (a) the amount of cash received (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder's adjusted tax basis in its Dynamite Common Shares. Subject to the "passive foreign investment company" rules discussed below, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder's holding period for such shares is more than one year at such time. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

Foreign Currency

The fair market value of any foreign currency received by a U.S. Holder in the Arrangement will generally be based on the rate of exchange on the date of the Arrangement. A subsequent disposition of any foreign currency received (including its disposition to U.S. currency) will generally give rise to ordinary gain or loss.

Application of the PFIC Rules to the Arrangement

A foreign corporation generally will be a "passive foreign investment company" under Section 1297 of the Code (a "**PFIC**") if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Dynamite believes that it was a PFIC for the taxable year ended July 31, 2006 and that it was a PFIC in prior tax years, and that, based upon currently available business plans and financial projections, it will be a PFIC for the taxable year ending July 31, 2007. There can be no assurance, however, that the IRS will not challenge the determination made by Dynamite concerning its PFIC status.

Based on the current business plans and financial projections, Dynamite expects that the Corporation will qualify as a PFIC for its fiscal year that includes the day after the Arrangement. There can be no assurance, however, that the Corporation's business operations will proceed as planned or that the IRS will not challenge the determination made by the Corporation concerning its PFIC status.

Effect of PFIC Rules on the Arrangement as a Tax-Deferred Reorganization

In the event that Dynamite qualifies as a PFIC, certain proposed Treasury Regulations under Section 1291(f) of the Code (the "**Proposed PFIC Regulations**") may cause U.S. Holders to recognize gain (but not loss) on the exchange of Dynamite Common Shares for Common Shares pursuant to the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization).

The effect of the Proposed PFIC Regulations on a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Dynamite, as the case may be, as a "**qualified electing fund**" or "**QEF**" under Section 1295 of the Code for the tax year that is the first year in such U.S. Holder's holding period for the Dynamite Common Shares, during Dynamite qualified as a PFIC (a "**QEF Election**"). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an "Electing Shareholder" and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a "Non-Electing Shareholder."

If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the Dynamite Common Shares on the qualification date. The "qualification date" is the first day of Dynamite's tax year in which Dynamite qualified as a QEF with respect to such U.S. Holder. The deemed sale election may be made only if such U.S. Holder held Dynamite Common Shares on the qualification date.

For the taxable year ending July 31, 2007, Dynamite will make available to U.S. Holders, upon their request, timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to U.S. Holders all information that a U.S. Holder making a QEF Election is required to obtain for U.S. federal income tax purposes.

Electing Shareholders

Under the Proposed PFIC Regulations, an Electing Shareholder is not required to recognize a gain upon a Reorganization. Accordingly, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause an Electing Shareholder to recognize a gain on the exchange of Dynamite Common Shares for Common Shares pursuant to the Arrangement.

Non-Electing Shareholders

Under the Proposed PFIC Regulations, a Non-Electing Shareholder is not required to recognize a gain upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, a Non-Electing Shareholder will recognize a gain (but not a loss) upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

If Dynamite qualifies as a PFIC, and the Corporation qualifies as a PFIC for its taxable year that includes the day after the Arrangement, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause a Non-Electing Shareholder to recognize a gain on the exchange of Dynamite Common Shares for Common Shares pursuant to the Arrangement.

If Dynamite qualifies as a PFIC, and the Corporation does not qualify as a PFIC for its taxable year that includes the day after the Arrangement, under the Proposed PFIC Regulations, a Non-Electing Shareholder will recognize a gain (but not a loss) on the Arrangement (even though the Arrangement otherwise qualifies as a Reorganization). The amount of such gain recognized by a Non-Electing Shareholder will be equal to the difference, if any, between (a) the fair market value of the Common Shares received by such U.S. Holder pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the Dynamite Common Shares exchanged pursuant to the Arrangement. Such gain recognized by a Non-Electing Shareholder will (a) be allocated pro rata over such Non-Electing Shareholder's holding period for the Dynamite Common Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

PFIC Information Reporting

The Proposed PFIC Regulations require a Non-Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-Electing Shareholder's U.S. federal income tax return for the taxable year in which the Arrangement occurs. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Arrangement.

Mark to Market Election

The Proposed PFIC Regulations do not address the effect of a mark-to-market election under Section 1296 of the Code (a "**Mark-to-Market Election**") on whether U.S. Holders will recognize a gain or loss on the exchange of Dynamite Common Shares for Common Shares pursuant to the Arrangement. In addition, the IRS has not issued any other guidance regarding the effect of a Mark-to-Market Election on transfers of stock of a PFIC that would otherwise be tax-deferred (including transfers pursuant to a Reorganization). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the effect that a Mark-to-Market Election may have on whether a gain or loss is recognized on the exchange of Dynamite Common Shares for Common Shares pursuant to the Arrangement.

Status of Proposed PFIC Regulations

The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been fully adopted in final form, the Proposed PFIC regulations are not currently effective and there can be no assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those Code provisions.

Effect of PFIC Rules on the Arrangement as a Taxable Transaction

In the event that Dynamite qualifies as a PFIC, the PFIC rules will apply to a gain or a loss recognized by a U.S. Holder on the exchange of Dynamite Common Shares for Common Shares pursuant to the Arrangement if the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes. The PFIC rules will also apply to a gain or a loss recognized by a U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for such U.S. Holder's Dynamite Common Shares.

Under the PFIC rules, a gain recognized in the Arrangement by a Non-Electing Shareholder generally will (a) be allocated pro rata over such Non-Electing Shareholder's holding period for the Dynamite Common Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year. In addition, under the PFIC rules, gain or loss recognized in the Arrangement by a U.S. Holder that has made a Mark-to-Market Election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to- Market Election for prior taxable years). However, a gain recognized in the Arrangement by an Electing Shareholder should be a capital gain or loss.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of Dynamite Common Shares or Common Shares may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Ownership of Common Shares

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Common Shares received pursuant to the Arrangement.

Distributions on Common Shares

General Taxation of Distributions

Subject to the "passive foreign investment company" rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See "Disposition of Common Shares" below). Dividends received on the Common Shares generally will not be eligible for the "dividends received deduction."

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a **"qualified foreign corporation"** (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date."

The Corporation generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a **"QFC"**) if the Corporation is eligible for the benefits of the Convention between the U.S. and Canada with Respect to Taxes on Income and Capital (the **"Canada-U.S. Tax Convention"**) or, if not, the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a PFIC for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.

As discussed below, the Corporation expects that it will be a "passive foreign investment company" for the taxable year ending July 31, 2007. (See "Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company" below). Accordingly, the Corporation does not expect to be a QFC for the taxable year ending July 31, 2007 and 2008.

If the Corporation is not a QFC, a dividend paid by the Corporation to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

The amount of a distribution received on the Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in the Common Shares sold or otherwise disposed of. Subject to the "passive foreign investment company" rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the foreign tax credit rules. Dividends received on the Common Shares generally will be treated as "foreign source" and generally will be categorized as "passive income". Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Rules that May Apply to U.S. Holders

Passive Foreign Investment Company Status

As discussed above, based on the current business plans and financial projections, Dynamite expects that the Corporation will qualify as a PFIC for its fiscal year that includes the day after the Arrangement. There can be no assurance, however, that the Corporation's business operations will proceed as planned or that the IRS will not challenge the determination made by the Corporation concerning its PFIC status.

If the Corporation qualifies as a PFIC, the material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Common Shares received pursuant to the Arrangement will be materially different than those described above. The following summary discusses the material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Common Shares received pursuant to the Arrangement if the Corporation qualifies as a PFIC during any taxable year in which a U.S. Holder holds Common Shares.

In addition, if the Corporation is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below. To the extent that gain recognized on the actual disposition by a U.S. Holder of the Common Shares or income recognized by a U.S. Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Corporation as a "**qualified electing fund**" or "**QEF**" under Section 1295 of the Code (a "**QEF Election**") or a mark-to-market election under Section 1296 of the Code (a "**Mark-to-Market Election**"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares (other than years prior to the first taxable year of the Corporation beginning after December 31, 1986 for which the Corporation was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest, " which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Corporation is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long term capital gain over (b) net short term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents "earnings and profits" of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if the Corporation was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Corporation was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Corporation as of the qualification date. The "qualification date" is the first day of the first taxable year in which the Corporation was a QEF with respect to such U.S. Holder. The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date. By electing to recognize such gain or "earnings and profits", such U.S. Holder will be deemed to have made a timely QEF Election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Corporation qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares. Accordingly, if such U.S. Holder reacquires an interest in the Corporation, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Corporation is a PFIC.

The Corporation will make available to U.S. Holders, upon their request, timely and accurate information as to its status as a PFIC and will use commercially reasonable efforts to provide to U.S. Holders all information that a U.S. Holder making a QEF Election is required to obtain for U.S. federal income tax purposes.

Mark-to-Market Election

If a U.S. Holder makes a valid and timely-filed mark-to-market election, and provided that the Common Shares constitute "marketable stock" within the meaning of section 1296 of the Code, then in any year in which the Corporation is a PFIC the U.S. Holder annually would be required to report any unrealized gain with respect to its Common Shares as an item of ordinary income, and would be permitted to deduct any unrealized loss, as an ordinary loss, to the extent of previous inclusions of ordinary income. Any gain subsequently realized by such electing U.S. Holder upon a disposition of Common Shares also would be treated as ordinary income, rather than capital gain, but such U.S. Holder would not be subject to an interest charge of section 1291 on the resulting tax liability. A U.S. Holder who makes a mark-to-market election would still be taxed on distributions from the Corporation when received, as described under "Dividends".

For purposes of the mark-to-market election, marketable stock generally includes stock that is regularly traded on certain established securities markets within the United States, or on any exchange or other market that the IRS determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The TSX Venture Exchange may qualify as such an exchange. Each U.S. Holder should consult its own advisor as to whether the mark-to-market election is available with respect to the Common Shares. Special rules would apply to a U.S. Holder that held Common Shares prior to the first taxable year for which the mark-to-market election was effective, which could result in an interest charge for such first taxable year under the rules described above.

A U.S. Holder choosing to make a mark-to-market election must make the election on Form 8621 (the form used for making a QEF election, as well) for the taxable year of election and must annually file Form 8621 with such U.S. Holder's timely filed U.S. federal income tax return or with the IRS. Once made, a mark-to-market election would be effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the Secretary of the Treasury or unless the Common Shares cease to be marketable.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

CANADIAN SECURITIES LAWS

Each holder is urged to consult such holder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in the securities of Dynamite or the Corporation.

Status under Canadian Securities Laws

Dynamite is a "reporting issuer" in British Columbia and Ontario. The Dynamite Common Shares currently trade on the TSXV under the symbol "DNR". Following completion of the Arrangement, the Common Shares and Warrants will be listed on the TSXV, if approval from the proper regulatory authorities is obtained.

Issuance and Resale of Common Shares Under Canadian Securities Laws

The issuance of the Common Shares pursuant to the Agreement and the issuance of Common Shares upon exercise of the Dynamite Options and Dynamite Warrants will constitute distributions of securities, which are exempt from the registration and prospectus requirements of Canadian securities legislation. The Common Shares may be resold in each of the provinces and territories of Canada provided the trade is not a 'control distribution' as defined National Instrument 45-102, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid in respect of that sale if the selling security holder is an insider or officer of the Corporation, the insider or officer has no reasonable grounds to believe that the Corporation is in default of securities legislation.

The TSXV has conditionally approved the listing of: (A) the Common Shares (including the Common Shares issuable upon exercise of: (i) the Warrants issued in connection with the Acquisition; (ii) the Dynamite Options and Dynamite Warrants that will remain outstanding following completion of the Arrangement); and (iii) the Warrants issuable upon exercise of the Compensation Options); and (B) the Warrants (including the Warrants issuable upon exercise of the Compensation Options) on the TSXV. Listing of the Common Shares and Warrants will be subject to the fulfillment by the Corporation of the requirements of the TSXV. The Common Shares and Warrants are not yet listed on a stock exchange and until listed, holders of Common Shares and/or Warrants may not have a market for their securities.

U.S. SECURITIES LAWS

Issuance and Resale of Common Shares Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to Dynamite Shareholders in the United States ("**U.S. Shareholders**"). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Common Shares issued to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Shareholders is disclosed under the heading "Note to United States Shareholders".

The issuance of the Common Shares, and the subsequent resale of Common Shares held by U.S. Shareholders will be subject to U.S. securities laws, including the 1933 Act.

The following discussion does not address the Canadian securities laws that will apply to the issue of the Common Shares or trades of such Common Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Common Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the 1933 Act

The Common Shares issued by the Corporation pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the 1933 Act and available exemptions under the securities laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the Common Shares issued in connection with the Arrangement.

Resales of Common Shares within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of Common Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S under the 1933 Act ("***Regulation S***"). The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

The manner in which a U.S. Shareholder may resell within the United States the Common Shares issued to such U.S. Shareholder on completion of the Arrangement will depend on whether such U.S. Shareholder is an "affiliate" of Dynamite or Finco prior to the completion of the Arrangement and whether such U.S. Shareholder is an "affiliate" of the Corporation after completion of the Arrangement. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Shareholders of Dynamite are summarized below.

Non-Affiliates Before and After the Arrangement

U.S. Shareholders who are not affiliates of Dynamite or Finco prior to the Arrangement and who will not be affiliates of the Corporation after the Arrangement may resell the Common Shares issued to them upon closing of the Arrangement in the United States without restriction under the 1933 Act.

Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Dynamite or Finco prior to the Arrangement but will not be affiliates of the Corporation after the Arrangement, and who hold their Common Shares for a period of one year after the Effective Date, may resell their Common Shares without regard to the volume and manner of sale limitations set forth in the following paragraph, subject to the availability of certain public information about the Corporation. U.S. Shareholders who are affiliates of Dynamite or Finco prior to the Effective Date who hold their Common Shares for a period of two years after the Effective Date may freely resell such shares, provided that such persons have not been an affiliate of the Corporation, during the three-month period preceding the resale.

Affiliates Before the Arrangement and Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Dynamite or Finco prior to the Arrangement and who will be affiliates of the Corporation after the Arrangement will be subject to restrictions on resale imposed by the 1933 Act with respect to the Common Shares issued upon the closing of the Arrangement. These affiliates may not resell their Common Shares within the United States unless such shares are registered under the 1933 Act, or an exemption from registration is available, such as the exemption contained in Rule 145(d) promulgated under the 1933 Act. In general, under Rule 145(d), these affiliates will be entitled to resell, in the United States during any three-month period, that number of Common Shares that does not exceed the greater of one percent of the then outstanding securities of such class and, if such securities are listed on a United States securities exchange or traded on the NASDAQ stock market, the average weekly trading volume of such securities during the four week period preceding the date of sale, subject to certain restrictions contained in Rule 144 under the 1933 Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about the Corporation.

Resales of Common Shares Pursuant to Regulation S

U.S. Shareholders receiving Common Shares on completion of the Arrangement may, under the 1933 Act, resell their Common Shares in an "offshore transaction" in accordance with Regulation S provided the conditions imposed thereunder for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of a designated offshore securities exchange, such as the TSXV in the case of the Corporation, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The availability of the Regulation S "offshore transaction" exemption depends in part on whether the U.S. Shareholder is an "affiliate" of the Corporation upon completion of the Arrangement. See discussion above of "affiliate" under "Resale of Common Shares within the United States after the Completion of the Arrangement". The resale rules applicable to the U.S. Shareholders of Dynamite are summarized below.

A U.S. Shareholder who is not an affiliate, or who is an affiliate solely by virtue of being an officer or director, of the Corporation after completion of the Arrangement may resell his or her Common Shares in "offshore transactions" provided (i) neither the U.S. Shareholder, nor an affiliate nor any person acting on their behalf engages in "directed selling efforts" in the United States, and (ii) in the case of an officer or director of the Corporation, no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. Under Regulation S, "directed selling efforts" are defined as "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction.

Additional restrictions apply to a U.S. Shareholder who will be an affiliate of the Corporation other than by virtue of his or her status as an officer or director of the Corporation.

AUDITORS' CONSENT

We have read the Information Circular of Dynamite Resources Ltd. ("Dynamite") dated July 10, 2007 (the "Information Circular"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the Information Circular of our report to the board of directors of Tau Finance Inc. ("Finance") on the opening balance sheet of Finance as at June 1, 2007. Our report is dated July 6, 2007.

We consent to the inclusion in the Information Circular of our compilation report dated July 9, 2007 to the directors of Dynamite accompanying the unaudited pro forma consolidated balance sheet of Dynamite as at April 30, 2007 and the unaudited pro forma statements of operations of Dynamite for the nine months ended April 30, 2007 and the year ended July 31, 2006.

"MCGOVERN, HURLEY, CUNNINGHAM LLP"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 10, 2007

CONSENT OF MACKAY LLP

We have read the Information Circular with respect to the Arrangement involving Dynamite Resources Ltd. ("Dynamite") and Finco. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation in the Information Circular of our reports to the shareholders of Dynamite on the consolidated balance sheets of Dynamite as at July 31, 2006 and 2005 and December 31, 2004 and the consolidated statements of operations and deficit, cash flows and deferred exploration costs for year ended July 31, 2006, the seven months ended July 31, 2005 and for the period from incorporation of Dynamite on April 19, 2004 to December 31, 2004. Our reports are dated October 25, 2006 and November 28, 2005.

"MACKAY LLP"

Chartered Accountants

Vancouver, Canada
July 10, 2007

AUDITORS' CONSENT

We have read the Information Circular with respect to the Arrangement involving Dynamite and Finco. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the inclusion in the Information Circular of our report to the shareholders of Tau of the balance sheets of Tau as at 31 March 2007 and the consolidated profit and loss account and cash flow statement for the period ended 31 March 2007.

London, England
July 10, 2007

"GROVES AND PARTNERS"

Groves and Partners
Chartered Accountants

(This page has been left blank intentionally.)

SCHEDULE "A"

TEXT OF ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Arrangement under Section 192 of the *Canada Business Corporations Act* set forth in the Arrangement Agreement dated July 10, 2007 attached as Schedule "D" to the Information Circular of Dynamite Resources Ltd. dated July 10, 2007 and accompanying the Notice of Meeting is authorized and approved;

2. the board of directors of Dynamite Resources Ltd., without further notice to or approval of the shareholders of Dynamite Resources Ltd., may, in accordance with the terms of the Arrangement, elect not to proceed with the Arrangement or otherwise give effect to this special resolution, at any time prior to the Arrangement becoming effective; and

3. any one or more of the directors and officers of Dynamite Resources Ltd. be authorized and directed to perform all such acts, deeds and things and execute, under seal of Dynamite Resources Ltd. or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.

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SCHEDULE "B"

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF DYNAMITE

DYNAMITE RESOURCES LTD.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2007



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

COMPILATION REPORT ON THE UNAUDITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Dynamite Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet as at April 30, 2007 and the unaudited pro forma consolidated statements of operations for the nine-month period ended April 30, 2007 and for the year ended July 31, 2006 of Dynamite Resources Ltd. ("Dynamite") and have performed the following procedures:

1. Compared the figures in the columns captioned "Dynamite Resources Ltd." to the unaudited consolidated financial statements of Dynamite as at April 30, 2007 and for the nine-month period then ended, and the audited consolidated financial statements of Dynamite as at July 31, 2006 and for the year then ended, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Tau Mining Limited" to the audited consolidated financial statements of Tau Mining Limited ("Tau") as at March 31, 2007 and for the period then ended and found them to be in agreement after translating Tau amounts into Canadian dollars.

3. Made enquiries of certain officials of Dynamite who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments; and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and related regulations.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments; and

   b) stated the unaudited pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Dynamite Resources Ltd." and "Tau Mining Limited" as at April 30, 2007, for the nine month period ended April 30, 2007 and for the year ended July 31, 2006, and found the amounts in the column captioned "Pro forma Consolidated " to be arithmetically correct.

These unaudited pro forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
July 9, 2007

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

DYNAMITE RESOURCES LTD.
PRO-FORMA CONSOLIDATED BALANCE SHEET
(UNAUDITED – SEE COMPILATION REPORT)
AS AT APRIL 30, 2007

ASSETS	Dynamite Resources Ltd. April 30, 2007 (unaudited) $	Tau Mining Limited March 31, 2007 (audited) $	Pro-Forma Adjustments (unaudited) (Note 2) $		Pro-Forma Consolidated April 30, 2007 (unaudited) $
Current					
Cash and cash equivalents	2,943,539	7,191,000	41,650,000	a	41,284,539
			(10,500,000)	b	
Amounts receivable	65,684	47,000	-		112,684
Mineral exploration tax credit	301,156	-	-		301,156
Prepaid expenses	13,305	-	-		13,305
	3,323,684	7,238,000	31,150,000		41,711,684
Equipment	2,601	27,000	-		29,601
Mineral properties	2,738,676	16,686,000	20,035,556	b	39,460,232
	6,064,961	23,951,000	51,185,556		81,201,517
LIABILITIES					
Accounts payable and accrued	345,962	3,333,000	-		3,678,962
Asset retirement obligation	18,000	-	-		18,000
Future tax liabilities	720,713	1,486,000	2,003,556	b	4,210,269
	1,084,675	4,819,000	2,003,556		7,907,231
SHAREHOLDERS' EQUITY					
Share capital	5,167,227	21,786,000	28,737,000	a	50,543,227
			(21,786,000)	b	
			16,639,000	b	
Warrants	638,000	-	11,495,000	a	17,783,000
			5,650,000	b	
Contributed surplus	1,019,656	-	1,418,000	a	6,812,656
			4,375,000	b	
Deficit	(1,844,597)	(2,654,000)	2,654,000	b	(1,844,597)
	4,980,286	19,132,000	49,182,000		73,294,286
	6,064,961	23,951,000	51,185,556		81,201,517

DYNAMITE RESOURCES LTD.
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED – SEE COMPILATION REPORT)
FOR THE YEAR ENDED JULY 31, 2006

	Dynamite Resources Ltd. For the year ended July 31, 2006 (audited) $	**Tau Mining Limited** Period ended March 31, 2007 (audited) $	**Pro-Forma Adjustments** (unaudited) $	**Pro-Forma Consolidated** July 31, 2007 (unaudited) $
Expenses				
Accounting and audit	50,437	-	-	50,437
Consulting	31,000	-	-	31,000
Filing fees	11,300	-	-	11,300
Flow-through tax and other interest	21,891	40,000	-	61,891
Legal fees	32,516	-	-	32,516
Management fees	42,000	-	-	42,000
Other services and miscellaneous	3,911	2,490,000	-	2,493,911
Promotion	31,633	-	-	31,633
Rent	18,000	-	-	18,000
Stock-based compensation	102,345	-	-	102,345
Transfer agent	13,718	-	-	13,718
Travel	2,646	-	-	2,646
	361,397	2,530,000	-	2,891,397
Interest and miscellaneous income	(26,270)	(11,000)	-	(37,270)
Net loss before income taxes	335,127	2,519,000	-	2,854,127
Future income taxes	7,031	3,000	-	10,031
Loss for the period	342,158	2,522,000	-	2,864,158
Loss per share - basic and diluted	0.03			0.03
Weighted average share outstanding (Note 3)	12,385,000			101,260,000

DYNAMITE RESOURCES LTD.
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED – SEE COMPILATION REPORT)
FOR THE NINE MONTH PERIOD ENDED APRIL 30, 2007

	Dynamite Resources Ltd. For the nine month period ended April 30, 2007 (unaudited)	**Tau Mining Limited** Period ended March 31, 2007 (audited)	**Pro-Forma Adjustments** (unaudited)	**Pro-Forma Consolidated** April 30, 2007 (unaudited)
	$	$	$	$
Expenses				
Consulting and professional fees	1,294,844	-	-	1,294,844
Professional fees	47,446	-	-	47,446
Shareholder relations	32,809	-	-	32,809
General and office costs	31,344	2,490,000	-	2,521,344
Travel	33,531	-	-	33,531
Flow-through tax and other interest	10,976	40,000	-	50,976
Amortization	155	-	-	155
	1,451,105	2,530,000	-	3,981,105
Interest and miscellaneous income	(18,376)	(11,000)	-	(29,376)
Net loss before income taxes	1,432,729	2,519,000	-	3,951,729
Future income taxes	(220,000)	3,000	-	(217,000)
Loss for the period	1,212,729	2,522,000	-	3,734,729
Loss per share - basic and diluted	0.07			0.03
Weighted average share outstanding (Note 3)	18,480,117			107,355,117

1. BASIS OF PRESENTATION AND ACQUISITION

Dynamite Resources Ltd. ("Dynamite") is a development stage company and was incorporated under the laws of British Columbia, Canada. The unaudited pro-forma consolidated financial statements of Dynamite have been prepared for inclusion in the Management Information Circular (the "Circular") of Dynamite. Dynamite intends to proceed with an arrangement whereby Dynamite will acquire all of the outstanding common shares of Tau Mining Limited ("Tau").

These pro-forma consolidated financial statements have been derived from the unaudited interim consolidated financial statements of Dynamite as at April 30, 2007 and for the nine-month period then ended, the audited consolidated financial statements of Dynamite as at July 31, 2006 and for the year then ended, and the audited consolidated financial statements of Tau as at March 31, 2007 and for the year then ended.

On May 24, 2007, Dynamite announced that it has entered into a letter of intent to acquire 100% of the issued and outstanding shares of Tau. Tau indirectly owns 100% of two mineral licenses; Kokomeren & Barskaun located in Kyrgyzstan, Central Asia.

In exchange for each share of Tau held, Tau shareholders will have the option to receive either (i) 1/4 of a Dynamite common share and 1/4 of a Dynamite share purchase warrant, with each whole Dynamite share purchase warrant ("Dynamite Warrant") to be exercisable to acquire one Dynamite common share at a price of $1.00 for a period of two years following the closing of the acquisition, or (ii) cash consideration of $0.15 and 1/16 of a Dynamite common share, provided that shareholders of at least 70 million Tau shares shall have agreed to accept the cash and share consideration. At the date of the announcement, there were approximately 183,000,000 shares of Tau issued and outstanding. Following completion of the acquisition, holders of options of Tau shall be entitled to receive upon the exercise thereof, in lieu of one Tau common share otherwise issuable upon the exercise thereof, ¼ of a Dynamite common share and the exercise price therefore shall be subject to a corresponding adjustment.

In connection with the acquisition and in order to finance exploration expenditures on both Dynamite's existing properties and Tau's properties, Dynamite engaged a syndicate of underwriters, led by Orion Securities Inc. and including GMP Securities L.P. and Cormark Securities Inc. in connection with an underwritten private placement financing (the "Offering"). Pursuant to the terms of the private placement, the underwriters agreed to purchase subscription receipts (the "Subscription Receipts") in the capital of Tau Finance Inc. ("Finco"), a newly incorporated subsidiary of Dynamite, at a price of $0.80 per Subscription Receipt.

On June 14, 2007, the Company announced that it had completed the private placement financing of 56,250,000 Subscription Receipts for gross proceeds of $45 million.

As described above, the gross proceeds of the Offering, less the expenses of the Underwriters, will be held in escrow (the "Escrowed Proceeds") and will be released upon satisfaction of the following conditions (together, the "Escrow Release Conditions"):

(a) all steps required to effect the completion of the plan of arrangement among Dynamite, Finco and Tau (other than the filing of articles of arrangement and the payment of any cash consideration under the plan of arrangement); and

(b) satisfaction of the Underwriters, acting reasonably as to (i) the public disclosure documents issued in connection with the plan of arrangement, and (ii) the technical reports of Dynamite and Tau.

1. BASIS OF PRESENTATION AND ACQUISITION (Continued)

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically converted into one unit (a "Unit"), each Unit being comprised of one common share in the capital of Finco and one common share purchase warrant ("Warrant"). Each Warrant will be exercisable for one common share of Finco at a price of $1.00 per common share until two years following satisfaction of the Escrow Release Conditions (the "Expiry Date"). Upon completion of the plan of arrangement, the common shares and warrants of Finco issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the plan of arrangement into common shares and warrants of Dynamite on a one-to-one basis and will not be subject to any statutory or exchange imposed trading restrictions. If the Escrow Release Conditions are not satisfied by August 31, 2007, the Escrowed Proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

In connection with the Offering, the Underwriters will receive a cash commission of 6% of the gross proceeds of the Offering, which amount will be paid to the Underwriters out of the Escrowed Proceeds upon release. The Underwriters were issued 3,375,000 compensation options (the "Compensation Options"), each Compensation Option entitling the Underwriters to acquire one Unit at a price of $0.80 per Unit until two years from the issue date.

These unaudited pro-forma consolidated financial statements are not intended to reflect the financial position or results that would have occurred if the events reflected therein had been in effect at the dates indicated. Further, these unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results that may be obtained in the future. These unaudited pro-forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Dynamite as at April 30, 2007 and for the nine-month period then ended and as at July 31, 2006 and for the year then ended and the consolidated financial statements of Tau as at March 31, 2007 and for the period then ended included or referred to elsewhere in the Circular. In the opinion of management, the pro-forma consolidated financial statements include all the necessary adjustments for fair presentation in accordance with Canadian generally accepted accounting principles.

2. PRO-FORMA CONSOLIDATED FINANCIAL STATEMENT ADJUSTMENTS AND ASSUMPTIONS

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition of Tau had occurred on April 30, 2007. The unaudited pro forma consolidated statements of operations for the year ended July 31, 2006 and for the nine months ended April 30, 2007 reflect the following adjustments as if the acquisition of Tau had occurred on August 1, 2005 and August 1, 2006, respectively.

(a) Completion of the $45 million financing by the issuance of 56,250,000 Units of Finco, less cash costs of $3,350,000 and the value of compensation options granted estimated to be $1,418,000.

(b) Completion of the acquisition of Tau assuming that 70,000,000 Tau shareholders elect for the cash and shares option, and the remaining 113,000,000 Tau shareholders elect for the shares and warrant option. Total compensation paid includes cash of $10,500,000, 32,625,000 common shares of Dynamite, warrants to purchase 28,250,000 common shares of Dynamite and options to purchase 12,500,000 common shares of Dynamite.

3. PRO FORMA LOSS WEIGHTED AVERAGE NUMBER OF SHARES

The pro forma loss per share is based on the weighted average number of shares outstanding as follows:

	Year ended July 31, 2007	Nine-month period ended April 30, 2007
Weighted average number of common shares per Dynamite consolidated financial statements	12,385,000	18,480,117
Estimated shares issued on completion of financing and release from escrow	56,250,000	56,250,000
Estimated shares issued on completion of the Acquisition	32,625,000	32,625,000
Pro forma weighted average number of common shares	101,260,000	107,355,117

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SCHEDULE "C1"

AUDITED FINANCIAL STATEMENTS OF DYNAMITE

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Financial Statements

July 31, 2006

July 31, 2006 **Page**

CHARTERED ACCOUNTANTS

MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

We have audited the consolidated balance sheets of Dynamite Resources Ltd. (formerly: Bashaw Capital Corp.) as at July 31, 2006 and 2005 and the consolidated statements of operations and deficit, cash flows, and deferred exploration costs for the year ended July 31, 2006 and for the seven months ended July 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and its cash flows for the year and period then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
October 25, 2006

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Balance Sheets

July 31,		2006		2005
Assets				
Current				
Cash (note 13)	$	1,230,313	$	322,778
Temporary investments (note 5)		-		1,205,264
Accounts receivable		10,461		-
Goods and services tax receivable		80,641		98,229
Mineral exploration tax credit recoverable		623,496		342,989
Prepaid expenses		-		2,917
Share subscriptions receivable (note 8)		113,020		-
		2,057,931		1,972,177
Mineral properties and deferred exploration costs (note 6)		**2,516,252**		1,563,125
	$	**4,574,183**	$	3,535,302
Liabilities				
Current				
Accounts payable and accrued liabilities	$	174,437	$	67,004
Accounts payable to related parties (note 7)		275,629		406,769
		450,066		473,773
Future income tax liability (note 10)		**719,915**		157,265
Asset retirement obligation (note 11)		**18,000**		-
		1,187,981		631,038
Share Capital and Deficit				
Share capital (note 8)		**3,769,916**		3,040,324
Contributed surplus (note 8)		**248,154**		153,650
Deficit		**(631,868)**		(289,710)
		3,386,202		2,904,264
	$	**4,574,183**	$	3,535,302

(Commitments- notes 6 and 13)

Approved by the Directors:

"Blair Krueger" **Director** *"Doug Bache"* **Director**

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Statements of Operations and Deficit

	For the year ended July 31, 2006	For the seven months ended July 31, 2005
Expenses		
Accounting and audit	$ 50,437	$ 22,625
Consulting	31,000	1,070
Filing fees	11,300	3,138
Flow-through tax	21,891	-
Legal fees	32,516	24,868
Management fees	42,000	24,500
Office services and miscellaneous	3,911	310
Promotion	31,633	18,679
Rent	18,000	10,500
Stock-based compensation	102,345	153,650
Transfer agent	13,718	2,110
Travel	2,646	-
	361,397	261,450
Interest and miscellaneous income	(26,270)	(11,813)
Loss for the period before taxes	**335,127**	249,637
Future income tax expense (recovery) (note 10)	7,031	(7,478)
Net loss for the period	**342,158**	242,159
Deficit, at beginning of period	**289,710**	47,551
Deficit, at end of period	**$ 631,868**	$ 289,710
Basic and diluted loss per share	**$ (0.03)**	$ (0.04)
Weighted average common shares outstanding	**12,385,000**	6,172,857

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Statements of Cash Flows

	For the year ended July 31, 2006	For the seven months ended July 31, 2005
		(Note 14)
Operating activities		
Loss for the period	$ (342,158)	$ (242,159)
Adjustments:		
Stock-based compensation	102,345	153,650
Future income tax expense (recovery)	7,031	(7,478)
	(232,782)	(95,987)
Net change in non-cash working capital (note 12)	92,199	(95,042)
	(140,583)	(191,029)
Financing activities		
Cash acquired on acquisition of Dynamite Resources Ltd.	-	307,302
Proceeds from issue of share capital	1,199,480	2,100,000
Share issue costs	(15,130)	(99,345)
Net changes in non-cash working capital (note 12)	(36,050)	16,050
	1,148,300	2,324,007
Investing activities		
Acquisition costs of mineral properties	(80,000)	(87,941)
Deferred exploration costs, net of mineral exploration tax credit	(855,127)	(1,038,843)
Net change in non-cash working capital (note 12)	(370,319)	27,797
	(1,305,446)	(1,098,987)
Net increase (decrease) in cash during the period	**(297,729)**	1,033,991
Cash, beginning of period	**1,528,042**	494,051
Cash, end of period	**$ 1,230,313**	$ 1,528,042
Cash consists of:		
Cash	**$ 1,230,313**	$ 322,778
Temporary investments	-	1,205,264
	$ 1,230,313	$ 1,528,042
Interest paid (received)	$ (31,534)	$ (6,549)
Income taxes paid	$ -	$ -

Supplemental cash flow information (note 12)

Dynamite Resources Ltd.
(formerly: Bashaw Capital Corp.)

Consolidated Statements of Deferred Exploration Costs

	For the year ended July 31, 2006	For the seven months ended July 31, 2005
Exploration costs		
Accommodations & meals	$ 40,360	$ 45,355
Assays	8,080	11,078
Drafting	532	1,887
Drilling	310,782	369,340
Field equipment and supplies	69,139	82,666
Field office	44,060	60,123
Helicopter	256,631	428,334
Labour	363,378	327,893
Recording fees	6,581	6,848
Surveys	14,750	25,080
Travel and freight	13,066	14,081
Trucking	8,275	9,147
	1,135,634	1,381,832
Mineral exploration tax credit	(280,507)	(342,989)
Total costs incurred during the period	855,127	1,038,843
Balance of costs, beginning of period	1,182,684	143,841
Balance of costs, end of period	**$ 2,037,811**	$ 1,182,684

1. Nature of Business and Continued Operations

Dynamite Resources Ltd. (formerly: Bashaw Capital Corp. (the "Company") is a development stage company incorporated under the laws of the Province of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Name Change

Pursuant to a resolution passed by the Directors of the Company on June 13, 2005 the Company changed its financial year end from December 31 to July 31. Accordingly, the comparative figures are for the seven month period ended July 31, 2005.

Pursuant to a special resolution dated February 28, 2006, the Company changed its name from Bashaw Capital Corp. to Dynamite Resources Ltd. effective March 27, 2006.

3. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of 0727189 B.C. Ltd. (formerly Dynamite Resources Ltd.), a wholly-owned subsidiary incorporated in British Columbia.

b) Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

3. Significant Accounting Policies (continued)

b) Mineral properties and deferred costs (continued)

Management reviews capitalized costs on its mineral properties on an annual basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Exploration costs renounced due to Flow-through Share Subscription Agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of mineral properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

The Company records mineral exploration tax credits using the cost reduction approach. These credits are accrued when the qualifying expenditures are made and there is reasonable assurance the credits will be realized.

c) Property examination costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties in which the Company currently has no continuing interest. As no continuing interest has been acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

d) Asset retirement obligations

The Company has adopted the CICA's Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

e) Cash equivalents

Cash equivalents consist of investments, which are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

f) Temporary investments

Cashable Guaranteed Investment Certificates are valued at cost plus accrued interest.

3. Significant Accounting Policies (continued)

g) Stock-based compensation (continued)

The Company has adopted an incentive stock option plan which is described in note 8.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation expense is recognized in the statement of operations over the vesting period.

h) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

i) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

j) Share capital – flow-through shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract-EIC 146. All flow-through shares issued by the Company will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available deductible temporary differences available to offset the renounced tax deductions, the realisation of the deductible temporary differences will be credited to income in the period of renunciation.

k) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

3. Significant Accounting Policies (continued)

l) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of impairment of resource property interests, including asset retirement obligations. Financial results as determined by actual events could differ from these estimates.

m) Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

4. Reverse Takeover Transaction

The Company entered into a Letter of Intent dated March 29, 2005, with 0722539 B.C. Ltd. (formerly Dynamite Resources Ltd.) ("B.C. Ltd.") whereby the Company completed, effective June 13, 2005, a transaction between the Company and B.C. Ltd., which constituted the Qualifying Transaction of the Company pursuant to TSX Venture Exchange (the "Exchange") policy.

The Transaction entailed the acquisition by the Company of all the issued and outstanding equity securities of B.C. Ltd. by way of a "three cornered amalgamation" of B.C. Ltd. with a wholly-owned subsidiary of the Company (the "Amalgamation"). Pursuant to the terms of the Amalgamation, all security holders of B.C. Ltd. received common shares in the capital of the Company ("Dynamite Shares") and common share purchase warrants ("Dynamite Warrants") as follows:

- Pursuant to the Amalgamation security holders of B.C. Ltd. received one Dynamite Share for every one B.C. Ltd. Share and one Dynamite Warrant for every one B.C. Ltd. Warrant. A total of 9,550,000 Dynamite Shares and 4,000,000 Dynamite Warrants were issued.
- The Dynamite Warrants are exercisable at a price of $0.75 per Dynamite Share on or before June 13, 2007, except that if after four months from the closing of the acquisition the closing price of the common shares of the Company on the Exchange is $1.25 or greater for a period of twenty consecutive trading days, the Company may provide notice of an early expiry of the Dynamite Warrants, in which case the Dynamite Warrants will expire twenty-one business days after such notice.

Legally, the Company is the parent of B.C. Ltd. However, as a result of the transaction described above, control of the combined companies passed to the former shareholders of B.C. Ltd. This type of share exchange, referred to as a "reverse takeover", deems B.C. Ltd. to be the continuing entity for accounting purposes. For accounting purposes the Company did not meet the definition of a business at the time of the transaction. Accordingly, the net assets of B.C. Ltd. are included in the financial statements and the deemed acquisition of the Company is accounted for as the acquisition of a non-operating public company with nominal net non-monetary assets by a non-public operating enterprise. Such a transaction is considered a capital transaction in substance, rather than a business combination, and accordingly, no goodwill or intangible asset representing the stock exchange listing is recorded.

4. Reverse Takeover Transaction (continued)

A summary of the net assets acquired on June 13, 2005 is as follows:

Cash	$ 307,302
Prepaid expenses	2,917
Deferred share issue costs	121,586
Accounts payable	(95,807)
	$ 335,998

5. Temporary Investments

	2006	2005
Cashable Guaranteed Investment Certificate due March 28, 2006, at cost plus accrued interest at 2.70% per annum	$ -	$ 101,494
Cashable Guaranteed Investment Certificate due June 8, 2006, at cost plus accrued interest at 2.36% per annum	-	1,103,770
	$ -	**$ 1,205,264**

6. Mineral Properties and Deferred Exploration Costs

	Acquisition Costs	Deferred Exploration Costs	**July 31, 2006 Total**
Mike Lake Project	$ 478,441	$ 2,037,811	$ 2,516,252

	Acquisition Costs	Deferred Exploration Costs	July 31, 2005 Total
Mike Lake Project	$ 380,441	$ 1,182,684	$ 1,563,125

Mike Lake Project (see note 11)

a) By an Agreement dated May 27, 2004, the Company may acquire a 100% interest in two hundred and fifty-eight mineral claims located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $375,000 as follows:
  - $30,000 upon signing of the Agreement (paid);
  - $60,000 on or before May 27, 2005 (paid);
  - $80,000 on or before May 27, 2006 (paid);
  - $90,000 on or before May 27, 2007; and
  - $115,000 on or before May 27, 2008.
- Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)

6. Mineral Properties and Deferred Exploration Costs (continued)

Mike Lake Project (cont'd)

- Exploration and development expenditures totaling $1,500,000 as follows:
  - $200,000 on or before May 27, 2005 (incurred);
  - $200,000 on or before May 27, 2006 (incurred);
  - $400,000 on or before May 27, 2007 (incurred); and
  - $700,000 on or before May 27, 2008 (incurred).

In addition, the Company acquired by staking an additional twenty-five mineral claims.

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement. In addition, there is a pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

b) By an Agreement dated January 7, 2005, the Company may acquire a 100% interest in thirty-four mineral claims (the "Ryan Block") located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $325,000 as follows:
  - $25,000 upon signing of the Agreement (paid);
  - $25,000 on or before January 7, 2007;
  - $75,000 on or before January 7, 2008;
  - $100,000 on or before January 7, 2009; and
  - $100,000 on or before January 7, 2010.
- Issuance of 500,000 common shares of the Company's capital stock as follows:
  - 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share); and
  - 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).
- Granting an area of interest extending two kilometers from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on or before January 7, 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

7. Accounts Payable to Related Parties

Amounts due to a corporation related by a former Officer and a personal law corporation controlled by the former Secretary of the Company do not bear interest, are unsecured, and have no fixed payment terms; accordingly the fair value cannot be readily determined.

8. Share Capital

The authorized share capital of the Company consists of unlimited common shares without par value.

The Company has issued common shares of its capital stock as follows:

	Number of Shares	Amount
Share capital issued for:		
Cash	4,500,000	$ 727,500
Mineral properties	500,000	125,000
Balance, December 31, 2004	5,000,000	852,500
Share capital issued for:		
Cash	4,000,000	2,100,000
Mineral properties	550,000	137,500
Tax benefit renounced	-	(164,743)
Share issue costs	-	(99,345)
Balance June 13, 2005, date of reverse takeover transaction.	9,550,000	2,825,912
Fair value of Bashaw Capital Corp.	2,410,000	335,998
Costs associated with reverse takeover transaction	-	(121,586)
Balance July 31, 2005	11,960,000	3,040,324
Share capital issued for:		
Cash	4,565,308	1,186,980
Share subscriptions receivable	434,692	113,020
Share issue costs	-	(28,099)
Exercise of options	50,000	12,500
Contributed surplus allocated	-	7,841
Tax benefit renounced	-	(562,650)
Balance, July 31, 2006	17,010,000	$ 3,769,916

Private Placements for the Issue of Share Capital
During the Year Ended July 31, 2006:

The Company completed a private placement financing consisting of 5,000,000 units at a price of $0.26 per unit for total consideration of $1,300,000. Of the issue, 2,500,000 units consisted of one "flow-through" share and one share purchase warrant and 2,500,000 units consisted of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.335 per share on or before June 2, 2008. At July 31, 2006 an amount totaling $113,020 remains outstanding and is included in share subscriptions receivable (subsequently received).

8. Share Capital (continued)

During the Period Ended July 31, 2005:

The Company competed a private placement financing consisting of 4,000,000 units for total consideration of $2,100,000. Of the issue, 3,000,000 units at a price of $0.55 per unit consisted of one "flow-through" share and one share purchase warrant and 1,000,000 units at a price of $0.45 per unit consisted of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before June 13, 2007.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the plan vest at the discretion of management, except for consultants conducting investor relations activities who will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as at July 31, 2006 and July 31, 2005, and changes during the periods then ended is as follows:

	2006		2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	815,000	$ 0.37	-	$ -
Granted	1,020,000	0.29	815,000	0.37
Exercised	(50,000)	0.25	-	-
Expired	(150,000)	0.25	-	-
Options outstanding, end of period	1,635,000	$ 0.35	815,000	$ 0.37

At July 31, 2006, the Company had outstanding stock options to acquire 1,635,000 shares as follows:

Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
125,000	125,000 [(1)]	$ 0.25	September 11, 2006
490,000	490,000	$ 0.50	June 13, 2010
100,000	25,000	$ 0.34	February 9, 2011
140,000	140,000	$ 0.29	March 2, 2011
780,000	97,500	$ 0.29	July 12, 2011
1,635,000	877,500		

[(1)] 125,000 options subsequently exercised.

8. Share Capital (continued)

Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at July 31, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price ($)
0.25	125,000 [1]	0.01	0.25
0.29	920,000	2.75	0.29
0.34	100,000	0.28	0.34
0.50	490,000	1.16	0.50
	1,635,000	4.20	0.35

[1] Subsequently exercised

The fair value of options granted was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Expected annual volatility	100%	75%
Risk-free interest rate	4.18%	2.90%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

Using the above assumptions the aggregate fair value of options granted in the year was $228,396 (2005 - $153,650).

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 9,000,000 shares as follows:

Number	Exercise Price	Expiry Date
4,000,000	$ 0.750	June 13, 2007
5,000,000	$ 0.335	June 2, 2008
9,000,000		

Escrow Shares

At July 31, 2006, 2,154,000 (2005 – 3,231,000) shares were held in escrow. There were 1,077,000 shares released from escrow this year.

8. Share Capital (continued)

Contributed Surplus

	2006	2005
Balance, beginning of period	$ 153,650	$ -
Stock-based compensation expense	102,345	153,650
Contributed surplus allocated	(7,841)	-
Balance, end of period	**$ 248,154**	$ 153,650

9. Related Party Transactions

The Company had the following related party transactions:

a) Consulting fees totaling $5,000 (2005 - $1,070) were paid to a company controlled by a Director.

b) Consulting fees totaling $16,000 (2005 - $Nil) have been accrued to companies controlled by the CFO, by the Corporate Secretary and by a Director.

c) Management fees totaling $42,000 (2005 - $24,500) have been paid to a corporation controlled by the former Chief Executive Officer of the Company.

d) Exploration costs totaling $487,176 (2005 - $458,263) and rent totaling $18,000 (2005 - $10,500) have been incurred with a geological consulting firm related to the Company by a former common Officer.

e) Legal fees totaling $32,516 (2005 - $23,788) and share issue costs totaling $15,130 (2005 - $15,000) have been incurred with a law firm in which a personal law corporation controlled by the former Secretary of the Company is a principal.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. Income Taxes

Income tax recovery varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2006	2005
Net loss for the year before tax	$ (335,127)	$ (249,637)
Statutory Canadian corporate tax rate	34.10%	34.10%
Anticipated tax expense (recovery)	(114,278)	(85,126)
Effect of tax rate change	-	582
Share issue costs	(4,948)	(67,042)
Unrecognized items for tax purposes	44,221	57,723
Future tax assets valuation allowance	82,036	86,385
Future income tax expense (recovery)	$ 7,031	$ (7,478)

10. Income Taxes (continued)

The significant components of the Company's consolidated future tax assets (liabilities) are as follows:

	2006	2005
Book value of exploration deductions in excess of tax value	$ (719,915)	$ (157,265)
Non-capital loss carryforwards	140,671	56,216
Share issue costs	56,683	59,102
Valuation allowance	(197,354)	(115,318)
Net future tax assets (liability)	$ (719,915)	$ (157,265)

The Company has available consolidated non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $412,526 expire as follows:

2014	$ 36,965
2015	127,891
2016	247,670
	$ 412,526

At July 31, 2006, the Company has consolidated unclaimed resource and other deductions in the amount of $490,534 (2005 - $1,101,937) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has consolidated share issue costs totaling $166,225 (2005 - $173,318) which have not been claimed for income tax purposes.

11. Asset Retirement Obligation

The Company's land use operating plan for its Mike Lake project requires that final camp closure and reclamation be performed to meet the provisions of the Mining Land Use regulations. The Company has estimated the present value of its future reclamation obligation to be $18,000 at July 31, 2006. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 10% and an estimated date of commencement of reclamation activities in 2007. The total reclamation obligation for the Mike Lake project is estimated to be $20,000. It is reasonably possible, based on existing knowledge, that change in future conditions in the near term could require a material change in the recognized amount.

12. Supplemental Cash Flow Information

Changes in non-cash working capital were comprised of the following:

	2006	2005 (Note 14)
Accounts receivable	$ (10,461)	$ -
Goods and services tax recoverable	17,588	(84,017)
Mineral exploration tax credit recoverable	(280,507)	(296,823)
Prepaid expenses	2,917	-
Accounts payable and accrued liabilities	87,433	(36,303)
Accounts payable to related parties	(131,140)	365,948
Net change	$ (314,170)	$ (51,195)

	2006	2005
Net change by activity:		
Operating	$ 92,199	$ (95,042)
Financing	(36,050)	16,050
Investing	(370,319)	27,797
Net Change	$ (314,170)	$ (51,195)

The Company incurred non-cash financing and investing activities during the periods ended July 31, 2006 and July 31, 2005 as follows:

	2006	2005 (Note 14)
Non-cash financing activities:		
Issue of share capital for:		
Mineral properties	$ -	$ 137,500
Tax benefits renounced	(562,650)	(164,743)
Share issue costs	(12,969)	-
Contributed surplus allocated	7,841	-
Future income tax liability	562,650	164,743
	$ (5,128)	$ 137,500
Non-cash investing activities:		
Acquisition costs of mineral property	$ -	$ (137,500)
Equity adjustments related to reverse takeover	-	214,412
	$ -	$ 76,912

13. Commitment

The Company entered into flow-through share subscription agreements during the current year whereby it is committed to incur on or before December 31, 2006 and renounce to the subscribers, a total of $650,000 of qualifying Canadian Exploration Expenses (of which $546,530 have been incurred to July 31, 2006) as described in the Income Tax Act of Canada. Commencing February 1, 2007, the Company will be liable to pay a tax of approximately 7% per annum, calculated monthly on the unspent portion of the commitment.

14. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year consolidated financial statement presentation.

Bashaw Capital Corp.

Consolidated Financial Statements

July 31, 2005

Auditors' Report

To the Shareholders of
Bashaw Capital Corp.

We have audited the consolidated balance sheets of Bashaw Capital Corp. as at July 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit, cash flows, and deferred exploration costs for the seven months ended July 31, 2005 and for the period April 19, 2004, date of incorporation, to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
November 28, 2005

Bashaw Capital Corp.

Consolidated Balance Sheets

	July 31, 2005	December 31, 2004
Assets		
Current		
Cash	$ 322,778	$ 494,051
Temporary investments (notes 3 and 5)	1,205,264	-
Goods and services tax receivable	98,229	14,212
Mineral exploration tax credit recoverable	342,989	46,166
Prepaid expenses	2,917	-
	1,972,177	554,429
Mineral properties and deferred exploration costs (notes 3 and 6)	**1,563,125**	298,841
	$ 3,535,302	$ 853,270
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 67,004	$ 7,500
Accounts payable to related parties (note 7)	406,769	40,821
	473,773	48,321
Future income tax liability (note 10)	**157,265**	-
	631,038	48,321
Share Capital and Deficit		
Share capital (note 8)	**3,040,324**	852,500
Contributed surplus (note 8)	**153,650**	-
Deficit	**(289,710)**	(47,551)
	2,904,264	804,949
	$ 3,535,302	$ 853,270

Approved by the Directors:

"James M. Stephen" **Director**

"Robert C. Carne" **Director**

Bashaw Capital Corp.

Consolidated Statements of Operations and Deficit

		For the Seven months ended July 31, 2005		April 19, 2004, date of incorporation to December 31, 2004
Expenses				
Accounting and audit	$	22,625	$	7,500
Consulting		1,070		-
Filing fees		3,138		-
Legal fees		24,868		10,703
Management fees		24,500		21,000
Office services and miscellaneous		310		100
Promotion		18,679		568
Property examination costs		-		1,312
Rent		10,500		9,000
Stock-based compensation		153,650		-
Transfer agent		2,110		-
		261,450		50,183
Interest and miscellaneous income		(11,813)		(2,632)
Loss for the period before taxes		249,637		47,551
Future income tax recovery (note 10)		(7,478)		-
Net loss for the period		242,159		47,551
Deficit, at beginning of period		47,551		-
Deficit, at end of period	$	289,710	$	47,551
Basic and diluted loss per share	$	(0.03)	$	(0.02)
Weighted average common shares outstanding – basic and diluted		6,172,857		2,566,668

Bashaw Capital Corp.

Consolidated Statements of Cash Flows

	For the Seven months ended July 31, 2005	April 19, 2004, date of incorporation to December 31, 2004
Operating activities		
Loss for the period	$ (242,159)	$ (47,551)
Adjustments:		
Stock-based compensation	153,650	-
Future income tax recovery	(7,478)	-
	(95,987)	(47,551)
Net change in non-cash working capital (note 11)	(95,042)	4,666
	(191,029)	(42,885)
Financing activities		
Cash acquired on acquisition of Dynamite Resources Ltd.	307,302	-
Proceeds from issue of share capital	2,100,000	727,500
Share issue costs	(99,345)	-
Net changes in non-cash working capital (note 11)	16,050	-
	2,324,007	727,500
Investing activities		
Acquisition costs of mineral properties	(87,941)	(30,000)
Deferred exploration costs, net of mineral exploration tax credit	(1,381,832)	(190,007)
Net change in non-cash working capital (note 11)	370,786	29,443
	(1,098,987)	(190,564)
Net increase in cash during the period	**1,033,991**	494,051
Cash, beginning of period	**494,051**	-
Cash, end of period	**$ 1,528,042**	$ 494,051

Cash consists of:		
Cash	**$ 322,778**	$ 494,051
Temporary investments	**1,205,264**	-
	$ 1,528,042	$ 494,051

Supplemental cash flow information (note 11)

Bashaw Capital Corp.

Consolidated Statements of Deferred Exploration Costs

	For the seven months ended July 31, 2005	April 19, 2004, date of incorporation, to December 31, 2004		
	Mike Lake Project	Mike Lake Project	Other	Total
Exploration and development costs				
Accommodations & meals	$ 45,355	$ 8,696	$ -	$ 8,696
Assays	11,078	38,787	-	38,787
Drafting	1,887	1,647	-	1,647
Drilling	369,340	-	-	-
Field equipment and supplies	82,666	11,160	-	11,160
Field office	60,123	5,499	-	5,499
Helicopter	428,334	24,590	-	24,590
Labour	327,893	90,578	1,312	91,890
Recording fees	6,848	6,063	-	6,063
Surveys	25,080	-	-	-
Travel and freight	14,081	1,647	-	1,647
Trucking	9,147	1,340	-	1,340
	1,381,832	190,007	1,312	191,319
Mineral exploration tax credit	(342,989)	(46,166)	-	(46,166)
Property examination costs	-	-	(1,312)	(1,312)
Total costs incurred during the period	1,038,843	143,841	-	143,841
Balance of costs, beginning of period	143,841	-	-	-
Balance of costs, end of period	$ 1,182,684	$ 143,841	$ -	$ 143,841

1. Nature of Business and Continued Operations

Bashaw Capital Corp. (the "Company") is a development stage company incorporated under the laws of the Province of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

2. Change of Financial Year End

Pursuant to a resolution passed by the Directors of the Company on June 13, 2005 the Company changed the financial year end of the Company from December 31 to July 31.

3. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of Dynamite Resources Ltd., a wholly-owned subsidiary incorporated in Canada.

b) Mineral properties and deferred costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

3. Significant Accounting Policies (continued)

Exploration costs renounced due to Flow-through Share Subscription Agreements remain capitalized, however, for corporate income tax purposes, the Company has no right to claim these costs as tax deductible expenses.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

c) Property examination costs

Property examination costs represent the current costs of evaluating the potential merit of mineral properties in which the Company currently has no continuing interest. As no continuing interest has been acquired in the evaluated mineral properties, all related costs are expensed in the year incurred.

d) Asset retirement obligations

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

e) Temporary investments

Cashable Guaranteed Investment Certificates are valued at cost plus accrued interest.

f) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 8.

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities.

3. Significant Accounting Policies (continued)

g) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

h) Share capital – flow-through shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available deductible temporary differences available to offset the renounced tax deductions, the realisation of the deductible temporary differences will be credited to income in the period of renunciation.

i) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

j) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

k) Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

4. Reverse Takeover Transaction

The Company entered into a Letter of Intent dated March 29, 2005, with Dynamite Resources Ltd. ("Dynamite") whereby the Company completed, effective June 13, 2005, a transaction between the Company and Dynamite, which constituted the Qualifying Transaction of the Company pursuant to TSX Venture Exchange policy.

The Transaction entailed the acquisition by the Company of all the issued and outstanding equity securities of Dynamite by way of a "three cornered amalgamation" of Dynamite with a wholly-owned subsidiary of the Company (the "Amalgamation"). Pursuant to the terms of the Amalgamation, all security holders of Dynamite received common shares in the capital of the Company ("Bashaw Shares") and common share purchase warrants ("Bashaw Warrants") as follows:

- Pursuant to the Amalgamation security holders of Dynamite received one Bashaw Share for every one Dynamite Share and one Bashaw Warrant for every one Dynamite Warrant. A total of 9,550,000 Bashaw Shares and 4,000,000 Bashaw Warrants were issued.
- The Bashaw Warrants are exercisable at a price of $0.75 per Bashaw Share on or before June 13, 2007, except that if after four months from the closing of the acquisition the closing price of the common shares of the Company on the Exchange is $1.25 or greater for a period of twenty consecutive trading days, the Company may provide notice of an early expiry of the Bashaw Warrants, in which case the Bashaw Warrants will expire twenty-one business days after such notice.

Legally, the Company is the parent of Dynamite. However, as a result of the transaction described above, control of the combined companies passed to the former shareholders of Dynamite. This type of share exchange, referred to as a "reverse takeover", deems Dynamite to be the continuing entity for accounting purposes. For accounting purposes the Company did not meet the definition of a business at the time of the transaction. Accordingly, the net assets of Dynamite are included in the financial statements and the deemed acquisition of the Company is accounted for as the acquisition of a non-operating public company with nominal net non-monetary assets by a non-public operating enterprise. Such a transaction is considered a capital transaction in substance, rather than a business combination, and accordingly, no goodwill or intangible asset representing the stock exchange listing is recorded.

A summary of the net assets acquired on June 13, 2005 is as follows:

Cash	$ 307,302
Prepaid expenses	2,917
Deferred share issue costs	121,586
Accounts payable	(95,807)
	$ 335,998

5. Temporary Investments

	July 31, 2005	December 31, 2004
Cashable Guaranteed Investment Certificate due March 28, 2006, at cost plus accrued interest at 2.70% per annum	$ 101,494	$ -
Cashable Guaranteed Investment Certificate due June 8, 2006, at cost plus accrued interest at 2.36% per annum	1,103,770	-
	$ 1,205,264	$ -

6. Mineral Properties and Deferred Exploration Costs

	Acquisition Costs	Deferred Exploration and Development Costs	July 31, 2005 Total	December 31, 2004 Total
Mike Lake Project	$ 380,441	$ 1,182,684	$ 1,563,125	$ 298,841

Mike Lake Project

a) By an Agreement dated May 27, 2004, the Company may acquire a 100% interest in two hundred and fifty-eight mineral claims located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $375,000 as follows:
  - $30,000 upon signing of the Agreement (paid);
  - $60,000 on or before May 27, 2005 (paid);
  - $80,000 on or before May 27, 2006;
  - $90,000 on or before May 27, 2007; and
  - $115,000 on or before May 27, 2008.

- Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)

- Exploration and development expenditures totaling $1,500,000 as follows:
  - $200,000 on or before May 27, 2005 (incurred);
  - $200,000 on or before May 27, 2006 (incurred);
  - $400,000 on or before May 27, 2007 (incurred); and
  - $700,000 on or before May 27, 2008.

In addition, the Company acquired by staking an additional twenty-five mineral claims.

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

A pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

6. Mineral Properties and Deferred Exploration Costs

b) By an Agreement dated January 7, 2005, the Company may acquire a 100% interest in thirty-four mineral claims (the "Ryan Block") located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $325,000 as follows:
  - $25,000 upon signing of the Agreement (paid);
  - $25,000 on or before January 7, 2007;
  - $75,000 on or before January 7, 2008;
  - $100,000 on or before January 7, 2009; and
  - $100,000 on or before January 7, 2010.

- Issuance of 500,000 common shares of the Company's capital stock as follows:
  - 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share); and
  - 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).

- Granting an area of interest extending two kilometers from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on or before January 7, 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

7. Accounts Payable to Related Parties

Amounts due to a corporation related by a common Officer and a personal law corporation controlled by the Secretary of the Company do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

8. Share Capital

The authorized share capital of the Company consists of unlimited common shares without par value.

The Company has issued common shares of its capital stock as follows:

	Number of Shares	Amount
Share capital issued for:		
Cash	4,500,000	$ 727,500
Mineral properties	500,000	125,000
Balance, December 31, 2004	5,000,000	852,500
Share capital issued for:		
Cash	4,000,000	2,100,000
Mineral properties	550,000	137,500
Tax benefit renounced	-	(164,743)
Share issue costs	-	(99,345)
Balance June 13, 2005, date of reverse takeover transaction.	9,550,000	2,825,912
Fair value of Bashaw Capital Corp.	2,410,000	335,998
Costs associated with reverse takeover transaction	-	(121,586)
	11,960,000	$ 3,040,324

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSX Venture Exchange policies), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. Options granted under the plan vest immediately, except for consultants conducting investor relations activities who will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option.

8. **Share Capital** (continued)

Stock Options (continued)

A summary of the status of the Company's stock option plan as at July 31, 2005 and December 31, 2004, and changes during the periods then ended is as follows:

	July 31, 2005 Total		December 31, 2004 Total	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	-	-	-	-
Granted	815,000	$ 0.37	-	-
Options outstanding, end of period	815,000	$ 0.37	$ -	$ -

At July 31, 2005, the Company had outstanding stock options exercisable to acquire 815,000 shares as follows:

Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
125,000	125,000	$ 0.25	September 11, 2006
200,000 [1]	200,000	$ 0.25	March 8, 2010
490,000	490,000	$ 0.50	June 13, 2010
815,000	815,000		

[1] 100,000 options subsequently cancelled.

The fair values of options granted during the period ended July 31, 2005 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	75%
Risk-free interest rate	2.90%
Expected life	5 years
Expected dividend yield	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. **Share Capital** (continued)

Warrants

At July 31, 2005, the Company had outstanding common share purchase warrants exercisable to acquire 4,000,000 common shares at a price of $0.75 per share on or before June 13, 2007.

Contributed Surplus

	July 31, 2005	December 31, 2004
Balance, beginning of year	$ -	$ -
Stock-based compensation expense	153,650	-
Balance, end of year	$ 153,650	$ -

9. **Related Party Transactions**

The Company had the following related party transactions:

a) Consulting fees totaling $1,070 (2004 - $Nil) were paid to a corporation related by a common Director.

b) Management fees totaling $24,500 (2004 - $21,000) have been paid to a corporation controlled by the Chief Executive Officer of the Company.

c) Exploration costs totaling $458,263 (2004 - $108,030) and rent totaling $10,500 (2004 - $9,000) have been incurred with a geological consulting firm related to the Company by a common Officer.

d) Legal fees totaling $23,788 (2004 - $10,703) and share issue costs totaling $15,000 (2004 - $Nil) have been incurred with a law firm in which a personal law corporation controlled by the Secretary of the Company is a principal.

All the above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. Income Taxes

Income tax recovery varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2005	2004
Net loss for the year before tax	$ (242,159)	$ (47,551)
Statutory Canadian corporate tax rate	34.10%	35.62%
Anticipated tax expense (recovery)	(82,576)	(16,938)
Effect of tax rate change	(207)	-
Share issue costs	(12,002)	-
Unrecognized items for tax purposes	33,632	3,304
Future tax assets valuation allowance	53,675	13,634
Future income tax recovery	$ (7,478)	$ -

The significant components of the Company's consolidated future tax assets (liability) are as follows:

	2005	2004
Exploration deductions	$ (157,265)	$ 467
Non-capital loss carryforwards	67,309	13,167
Share issue costs	48,009	-
Valuation allowance	(115,318)	(13,634)
Net future tax assets (liability)	$ (157,265)	$ -

The Company has available consolidated non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $197,386 expire as follows:

2014	$ 36,965
2015	160,421
	$ 197,386

At July 31, 2005, the Company has consolidated unclaimed resource and other deductions in the amount of $1,101,937 (2004 - $300,153) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has consolidated share issue costs totaling $140,788 (2004 - $Nil) which have not been claimed for income tax purposes.

11. Supplemental Cash Flow Information

Changes in non-cash working capital were comprised of the following:

	July 31, 2005	December 31, 2004
Goods and services tax recoverable	$ (84,017)	$ (14,212)
Mineral exploration tax credit recoverable	46,166	-
Accounts payable and accrued liabilities	(36,303)	7,500
Accounts payable to related parties	365,948	40,821
Net change	$ 291,794	$ 34,109
Net change by activity:		
Operating	$ (95,042)	$ 4,666
Financing	16,050	-
Investing	370,786	29,443
Net Change	$ 291,794	$ 34,109

The Company incurred non-cash financing and investing activities during the year ended July 31, 2005 as follows:

Non-cash financing activities:		
Issue of share capital for:		
Mineral properties	$ 137,500	$ 125,000
Share issue costs	(164,743)	-
Tax benefit renounced	164,743	-
	$ 137,500	$ 125,000
Non-cash investing activities:		
Acquisition costs of mineral property	$ (137,500)	$ (125,000)
Deferred exploration costs, net of mineral exploration tax credit	342,989	-
Equity adjustments related to reverse takeover	214,412	-
	$ 419,901	$ (125,000)

SCHEDULE "C2"

INTERIM FINANCIAL STATEMENTS OF DYNAMITE

Dynamite Resources Ltd.

(A Development Stage Company)

Interim Consolidated Financial Statements
For the three and nine months ended
April 30, 2007 and April 30, 2006

Dynamite Resources Ltd.

(A Development Stage Company)

Consolidated Balance Sheets

		April 30, 2007 (Unaudited)		July 31, 2006 (Audited)
Assets				
Current				
Cash and cash equivalents	$	2,943,539	$	1,230,313
Amounts receivable		65,684		91,102
Mineral exploration tax credit recoverable		301,156		623,496
Prepaid expenses		13,305		-
Share subscriptions receivable		-		113,020
		3,323,684		2,057,931
Computer Hardware		2,601		-
Mineral properties and deferred exploration costs (note 2)		2,738,676		2,516,252
	$	6,064,961	$	4,574,183
Liabilities				
Current				
Accounts payable and accrued liabilities	$	345,962	$	174,437
Accounts payable to related parties		-		275,629
		345,962		450,066
Future income tax liability		720,713		719,915
Asset retirement obligation		18,000		18,000
		1,084,675		1,187,981
Share Capital and Deficit				
Share capital (note 3)		5,167,227		3,769,916
Warrants (note 3)		638,000		-
Contributed surplus (note 3)		1,019,656		248,154
Deficit		(1,844,597)		(631,868)
		4,980,286		3,386,202
	$	6,064,961	$	4,574,183

(Commitments and Contingencies - notes 1, 2 and 5)

Dynamite Resources Ltd.
(A Development Stage Company)

Consolidated Statements of Operations and Deficit

(Unaudited – prepared by Management)

	Three months ended April 30,		Nine months ended April 30,	
	2007	2006	2007	2006
Expenses				
Consulting and management fees	$ 1,009,062	$ 36,410	$ 1,294,844	$ 57,410
Professional fees	18,890	16,031	47,446	40,837
Shareholder relations	14,645	18,576	32,809	34,562
General and office costs	13,284	4,500	31,344	13,522
Travel	19,995	-	33,531	-
Amortization expenses	103	-	155	-
	1,075,979	75,517	1,440,129	146,331
Interest and miscellaneous income	(5,608)	(5,494)	(18,376)	(19,275)
Flow-through interest expense	10,388	1,300	10,976	3,921
Net loss before taxes	1,080,759	71,323	1,432,729	130,977
Future income taxes (recovery)	(220,000)	(292,389)	(220,000)	(302,126)
Net loss (income) for the period	$ 860,759	$ (221,066)	$ 1,212,729	(171,149)
Deficit, at beginning of period	983,838	339,627	631,868	289,710
Deficit, at end of period	$ 1,844,597	$ 118,561	$ 1,844,597	$ 118,561
Basic and diluted loss (income) per share	$ 0.04	$ (0.02)	$ 0.07	$ (0.01)
Weighted average common shares outstanding	21,155,022	11,960,000	18,480,117	11,960,000

Dynamite Resources Ltd.
(A Development Stage Company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three months ended April 30, 2007	Three months ended April 30, 2006	Nine months ended April 30, 2007	Nine months ended April 30, 2006
Operating activities				
Income (loss) for the period	$ (860,759)	$ 221,066	$ (1,212,729)	$ 171,149
Adjustments:				
Amortization expenses	104	-	155	-
Stock-based compensation	732,338	25,910	802,636	25,910
Future income tax recovery	(220,000)	(292,389)	(220,000)	(302,126)
Net change in non-cash working capital	321,918	(6,054)	193,439	32,244
	(26,399)	(51,467)	(436,499)	(72,823)
Financing activities				
Proceeds from exercise of agent options	-	-	31,250	-
Proceeds from exercise of options	59,100	-	59,100	-
Proceeds from exercise of warrants	159,255	-	159,255	-
Net proceeds from private placement	1,969,255	-	1,969,255	-
Change in equity accounts receivable	-	-	113,020	-
Change in equity accounts payable	-	-	(20,000)	-
	2,187,610	-	2,311,880	-
Investing activities				
Deferred exploration costs, net of mineral exploration tax credit	(72,890)	(69,183)	(216,309)	(163,049)
Capital Assets	-	-	(2,756)	-
Change in exploration accounts receivable	(20,525)	-	322,339	-
Change in exploration accounts payable	(62,772)	58,630	(265,429)	(329,591)
	(156,187)	(10,553)	(162,155)	(492,640)
Net increase (decrease) during the period	2,005,024	(62,020)	1,713,226	(565,463)
Cash and cash equivalents, beginning of period	938,515	1,024,599	1,230,313	1,528,042
Cash and cash equivalents, end of period	$ 2,943,539	$ 962,579	$ 2,943,539	$ 962,579
Cash and cash equivalents consists of:				
Cash	$ 2,943,539	$ 147,552	$ 2,943,539	$ 147,552
Cash equivalents	-	815,027	-	815,027
	$ 2,943,539	$ 962,579	$ 2,943,539	$ 962,579
Supplemental Information:				
Interest received	$ (5,632)	$ (5,494)	$ (18,400)	$ (19,275)
Interest paid	18,583	-	18,583	-
Stock-based compensation charged to deferred exploration costs	6,115	-	6,115	-

1. Basis of Presentation and Going Concern

Dynamite Resources Ltd. (the "Company", or "Dynamite") is a development stage company incorporated under the laws of the Province of British Columbia, Canada and is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended July 31, 2006, except that they do not include all note disclosures required for annual audited consolidated financial statements. It is suggested that the interim financial statements be read in conjunction with the annual audited consolidated financial statements.

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

Dynamite Resources Ltd.

(A Development Stage Company)

Notes to the Consolidated Financial Statements (Unaudited – Prepared by Management)

For the three and nine months ended April 30, 2007

2. Mineral Properties and Deferred Exploration Costs

Statements of Mineral Properties and Deferred Exploration Costs

Acquisition costs	Mike Lake Project	Silver-Gold Manitoba Ferreira	Mongolia Uranium Project	Total
Balance, August 1, 2006	$ 478,441	$ -	$ -	$ 478,441
Property costs	31,595	1,040	22,134	54,769
Balance, April 30, 2007	$ 510,036	$ 1,040	$ 22,134	$ 533,210
				-
Deferred Exploration costs				-
Balance, August 1, 2006	$ 2,037,811	$ -	$ -	$ 2,037,811
Accommodations & meals	5,054	-	-	5,054
Assays	16,250	-	-	16,250
Drafting	1,622	-	-	1,622
Drilling	(15,727)	-	-	(15,727)
Field equipment and supplies	6,217	-	-	6,217
Field Office support	15,685	-	-	15,685
Geophysics and geochemistry	(79)	-	-	(79)
Helicopter	2,895	-	-	2,895
Labour	103,779	6,004	-	109,783
Surveys	5,332	-	-	5,332
Stock Based Compensation	4,586	1,529	-	6,115
Travel and freight	7,300	-	-	7,300
Trucking	12,823	-	-	12,823
Management fees	3,803	-	-	3,803
Mineral exploration tax credit	(9,418)	-	-	(9,418)
Total costs incurred for the period	$ 160,122	$ 7,533	$ -	$ 167,655
Balance, April 30, 2007	$ 2,197,933	$ 7,533	$ -	$ 2,205,466
Total, April 30, 2007	$ 2,707,969	$ 8,573	$ 22,134	$ 2,738,676

Mike Lake Project

a) By an Agreement dated May 27, 2004, the Company may acquire a 100% interest in two hundred and fifty-eight mineral claims located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $375,000 as follows:
  - $30,000 upon signing of the Agreement (paid);
  - $60,000 on or before May 27, 2005 (paid);
  - $80,000 on or before May 27, 2006 (paid);
  - $90,000 on or before May 27, 2007; and
  - $115,000 on or before May 27, 2008.

2. Mineral Properties and Deferred Exploration Costs (continued)

Mike Lake Project (continued)

- Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)

- Exploration and development expenditures totaling $1,500,000 as follows:
  - $200,000 on or before May 27, 2005 (incurred);
  - $200,000 on or before May 27, 2006 (incurred);
  - $400,000 on or before May 27, 2007 (incurred); and
  - $700,000 on or before May 27, 2008 (incurred).

In addition, the Company acquired by staking an additional twenty-five mineral claims.

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement. In addition, there is a pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

b) By an agreement dated January 7, 2005, the Company may acquire a 100% interest in thirty-four mineral claims (the "Ryan Block") located in the Dawson Mining District, Yukon Territory for consideration of:

- Cash payments totaling $325,000 as follows:
  - $25,000 upon signing of the Agreement (paid);
  - $25,000 on or before January 7, 2007 (paid);
  - $75,000 on or before January 7, 2008;
  - $100,000 on or before January 7, 2009; and
  - $100,000 on or before January 7, 2010.

- Issuance of 500,000 common shares of the Company's capital stock as follows:
  - 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share);
  - 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).

- Granting an area of interest extending two kilometers from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

2. Mineral Properties and Deferred Exploration Costs (continued)

Mike Lake Project (continued)

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on January 7, 2008, 2009 and 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

Silver-Gold Manitoba Ferreira Property

On March 7, 2007, the Company announced the acquisition of a high grade Silver-Gold Property covering 19 square miles in Manitoba. The property is located 120 km south east of the town of Wabowden MB on the Echimamish River.

In order to earn a 100% interest in the property, the Company is required to spend a total of $1,000,000 in exploration over four years (the "Earn-In Period"), with a minimum of $250,000 to be spent in each of the four years following the execution of the definitive agreement. Any amounts expended on the property in excess of the minimum requirements shall be credited towards the following year's expenditure requirements.

Additionally, the Company would be required to make cash payments totaling $320,000 and issue 600,000 common shares of the Company over a three year period as set out below:

- $20,000 in cash and 100,000 common shares of the Company upon signing of the definitive agreement;
- $100,000 in cash and 200,000 common shares of the Company on the twelve month anniversary of the execution of the definitive agreement;
- $100,000 in cash and 200,000 common shares of the Company on the twenty four month anniversary of the execution of the definitive agreement; and
- $100,000 in cash and 100,000 common shares of the Company on the thirty-six month anniversary of the execution of the definitive agreement.

The property is subject to a 2% net smelter return royalty ("NSR") with the Company having the option to purchase 50% of the NSR for $1,000,000.

2. Mineral Properties and Deferred Exploration Costs (continued)

Lake Torrens *IOGCU Project ('IOGCU Project')*

On April 23, 2007, the Company announced the signing of a Letter Agreement with Set Management Ltd. ('SetMan') whereby it has agreed to assume all of the rights, interests and obligations owned by SetMan under its Binding Term Sheet (the "Binding Term Sheet") with WCP Resources Ltd ('WCP')(ASX:WCP) regarding the Lake Torrens IOGCU Project ('IOGCU Project') in South Australia.

Under the terms of the Binding Term Sheet, SetMan has the right to earn up to 50% of WCP's interest in the IOGCU Project. WCP has a joint venture with Tasman Resources Limited ('Tasman')(ASX: TAS) on the IOGCU Project. WCP has the right to earn 65% of the IOGCU Project, as governed by the Lake Torrens Farmin and Joint Venture Agreement ('Lake Torrens JV Agreement'), by incurring expenditures of Australian Dollars ('AUD')$6.5 million on the IOGCU Project. Through the Binding Term Sheet, SetMan has agreed to fund the AUD$6.5 million expenditure, in exchange for 50% of WCP's interest in the IOGCU Project. SetMan has a call option to increase its overall equity in the IOGCU Project to 51% at a predetermined payment amount.

The Company has entered into a Letter Agreement with SetMan to assume all of SetMan's rights, interests and obligations under the Binding Term Sheet. The consideration payable by the Company to SetMan is AUD$100,000 and the grant of a 2.5% net smelter royalty on the IOCGU Project. This includes the reimbursement of a AUD$50,000 Option Fee paid on behalf of SetMan to WCP. WCP owns 25% of SetMan and is entitled to 25% of the consideration being paid by the Company to SetMan.

The Company's expenditure on the IOGCU Project will be a minimum of AUD$6.5 million over the next 5 years. No interest will be earned by the Company unless and until it spends at least AUD$3.25 million on the IOCGU Project. At that stage the Company will have earned a 25% interest in WCP's Project Interest, and thereafter will earn a further 7.7% of WCP's Project Interest for each additional AUD$1,000,000 of expenditures or part thereof. WCP's rights are limited to the IOCGU targets and it will have no rights to *sediment hosted mineralization* in the tenements. The transaction is subject to the completion of Formal Agreements which are expected to be concluded by May 18, 2007 or such other dates as agreed by the Company, SetMan and WCP. The transfer to the Company is also subject to, among other things, the Company's satisfactory completion of its due diligence review, and receipt of requisite regulatory (including the TSXV) approvals.

Once the Company has fully funded the AUD$6.5 million expenditure requirement, WCP will grant to the Company a call option to increase its interest in the IOGCU Project to 51% overall by paying to WCP (at WCP's election) either AUD$70 million in cash or AUD$20 million in cash and sole funding WCP's obligations under the Lake Torrens JV Agreement with Tasman until commercial production is achieved. The Company agreed to the following terms as stated in the Binding Term Sheet.

1. the payment to WCP of $200,000 on the settlement of the transfer from SetMan to the Company, which is to be used for exploration activities on the IOGCU Project;

2. WCP shareholders will have the right to participate in up to 30% of the Company's next public fundraising; and;

3. WCP will be able to appoint one director to the Company's Board.

The Lake Torrens JV Agreement will remain in force in all respects. The provisions of the Lake Torrens JV Agreement will prevail over any inconsistent provisions in the Agreement or subsequent formal documentation to the extent of any inconsistency.

2. Mineral Properties and Deferred Exploration Costs (continued)

Lake Torrens IOGCU Project ('IOGCU Project') (continued)

WCP Placement

The Company has also executed an agreement effective May 3, 2007 for the acquisition of AUD$1.0 million in WCP at AUD$0.20 per share. The closing price of WCP as at April 23, 2007 was AUD$0.25 per share.

3. Share Capital

The authorized share capital of the Company consists of unlimited common shares without par value.

The Company has issued common shares of its capital stock as follows:

	Number of Shares	Amount
Balance July 31, 2005	11,960,000	3,040,324
Share capital issued for:		
Cash	4,565,308	1,186,980
Share subscriptions receivable	434,692	113,020
Share issue costs	-	(28,099)
Exercise of options	50,000	12,500
Contributed surplus allocated	-	7,841
Tax benefit renounced	-	(562,650)
Balance July 31, 2006	17,010,000	3,769,916
Share capital issued for:		
Cash proceeds from private placement	10,000,000	2,000,000
Exercise of agent options	125,000	31,250
Exercise of options	150,000	59,100
Exercise of warrants	463,000	159,255
Contributed surplus allocated	-	(7,841)
Options valuation	-	45,090
Warrant valuation on private placement	-	(638,000)
Share issue costs	-	(30,745)
Tax benefit renounced	-	(220,798)
Balance April 30, 2007	27,748,000	$ 5,167,227

On March 26, 2007 the Company completed a private placement financing through the issuance of 10,000,000 Units priced at $0.20 for total gross proceeds of $2,000,000. Each Unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of the Company at $0.25 until March 26, 2009. Each of the common shares and warrants are subject to a hold period that will expire on July 27, 2007.

3. **Share Capital** (continued)

Stock Options

A summary of the status of the Company's stock option plan as at April 30, 2007 and July 31, 2006, and changes during the periods then ended is as follows:

	April 30, 2007		July 31, 2006	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period	**1,635,000**	**$ 0.35**	815,000	$ 0.37
Granted	**1,770,000**	**0.54**	1,020,000	0.29
Exercised	**(275,000)**	**0.33**	(50,000)	0.25
Expired/Cancelled	**(730,000)**	**0.44**	(150,000)	0.25
Options outstanding, end of period	**2,400,000**	**$ 0.47**	1,635,000	$ 0.35

At April 30 2007, the Company had outstanding stock options to acquire 2,400,000 shares as follows:

Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
690,000	590,000	$0.29	July 12, 2011
100,000	12,500	$0.25	March 9, 2012
100,000	12,500	$0.31	March 15, 2012
1,360,000	1,360,000	$0.55	March 22, 2012
150,000	150,000	$0.76	April 9, 2012
2,400,000	2,125,000		

The following table summarizes information about the stock options outstanding and exercisable at April 30, 2007:

Range of Prices $	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price ($)
0.29 - 076	2,400,000	4.70	0.47

The fair value of options granted was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	April 30, 2007	July 31, 2006
Expected annual volatility	**100%**	100%
Risk-free interest rate	**4.07%**	4.18%
Expected life	**5 years**	5 years
Expected dividend yield	**0%**	0%

3. Share Capital (continued)

Stock Options (continued)

Included in Consulting and management fees is $802,636 related to options granted and/or vested during the nine-month period ended April 30, 2007. Also included in Mineral properties and deferred exploration costs is $6,115 related to options granted and/or vested during the nine-month period ended April 30, 2007. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

The Company has outstanding share purchase warrants exercisable to acquire 18,537,000 shares as follows:

Number	Exercise Price	Expiry Date
3,990,000	$0.750	June 13, 2007
4,547,000	$0.335	June 2, 2008
10,000,000	$0.250	March 26, 2009
18,537,000		

Escrow Shares

At April 30, 2007, 1,615,500 (2006 – 2,692,500) shares were held in escrow. There were 538,500 shares released from escrow during the nine months ended April 30, 2007. Of the escrowed shares, 538,500 will released, on each of June, 16, 2007, December 16, 2007 and June 16, 2008.

Contributed Surplus

	April 30, 2007	July 31, 2006
Balance, beginning of period	$ 248,154	$ 153,650
Stock-based compensation expense		
Officers and directors	718,140	58,563
Consultants	90,611	43,782
Stock options valuation on exercise	(45,090)	-
Contributed surplus allocated	7,841	(7,841)
Balance, end of period	**$ 1,019,656**	**$ 248,154**

4. Related Party Transactions

The Company was charged $22,500 for the nine months ended April 30, 2007 (2006 - $31,500) by companies controlled by directors and officers and former directors and officers of the Company for administration and management services. During the nine months ended April 30, 2006, exploration costs totaling $114,038 and rent totaling $13,500 were incurred with a geological consulting firm related to the Company by a common Officer.

4. Related Party Transactions (continued)

The Company shares its premises with other companies that have common directors, and the Company reimburses to and recovers from the related companies for their proportional share of the expenses. Included in accounts payable and accrued liabilities at April 30, 2007 is $5,757 (July 31, 2006 - $275,629) owing to such companies; and included in accounts receivable is $3,770 (July 31, 2006 - $0) owing by such companies.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

5. Commitments

The Company entered into flow-through share subscription agreements during the year ended July 31, 2005 whereby it renounced to investors a total of $1,650,000 of qualifying Canadian Exploration Expenses with an effective date of December 31, 2005, as described in the Income Tax Act of Canada. The Company is committed to incur the expenditures on or before December 31, 2006. Commencing February 1, 2006, the Company has been liable to pay a tax of approximately 6% per annum, calculated monthly on the unspent portion of the commitment. At December 31, 2006 the Company had met its obligations under these flow through commitments.

The Company entered into flow-through share subscription agreements during the year ended July 31, 2006 whereby it renounced to investors a total of $647,500 of qualifying Canadian Exploration Expenses with an effective date of December 31, 2006, as described in the Income Tax Act of Canada. The Company will be committed to incur the expenditures on or before December 31, 2007. Commencing February 1, 2007, the Company will be liable to pay a tax of approximately 7% per annum, calculated monthly on the unspent portion of the commitment. At April 30, 2007, $557,674 related to these flow through commitments remains outstanding.

6. Subsequent Events

On May 3, 2007, the Company executed an agreement for the placement of AUD$1.0 million in WCP at AUD$0.20 per share. The closing market price of WCP as at May 3, 2007 was AUD$0.275 per share.

Acquisition of Tau Mining Limited (UK)

On May 24, 2007, the Company announced that it has entered into a letter of intent to acquire 100% of the issued and outstanding shares of Tau Mining Limited (UK) ("Tau Mining"). Tau Mining indirectly owns 100% of two mineral licenses; Kokomeren & Barskaun located in Kyrgyzstan, Central Asia.

In exchange for each share of Tau Mining held, Tau Mining's shareholders will have the option to receive either (i) 1/4 of a Dynamite common share and 1/4 of a Dynamite share purchase warrant, with each whole Dynamite share purchase warrant ("Dynamite Warrant") to be exercisable to acquire one Dynamite common share at a price of $1.00 for a period of two years following the closing of the acquisition, or (ii) cash consideration of $0.15 and 1/16 of a Dynamite common share, provided that at least 70 million Tau Mining shares shall have agreed to accept the cash and share consideration set forth above. At the date of the announcement, there were approximately 183,000,000 shares of Tau Mining issued and outstanding. Following completion of the acquisition, holders of options of Tau Mining shall be entitled to receive upon the exercise thereof, in lieu of one Tau Mining common share otherwise issuable upon the exercise thereof, ¼ of

6. Subsequent Events (continued)

a Dynamite common share and the exercise price therefore shall be subject to a corresponding adjustment.

In connection with the acquisition and in order to finance exploration expenditures on both Dynamite's existing properties and Tau Mining's properties, Dynamite engaged a syndicate of underwriters, led by Orion Securities Inc. and including GMP Securities L.P. and Cormark Securities Inc. in connection with an underwritten private placement financing. Pursuant to the terms of the private placement, the underwriters agreed to purchase subscription receipts (the "Subscription Receipts") in the capital of Dynamite Finance Inc. ("Finco"), a newly incorporated subsidiary of Dynamite at a price of $0.80 per Subscription Receipt.

On June 14, 2007, the Company announced that it had completed the private placement financing of $56,250,000 Subscription Receipts for gross proceeds of $45 million.

As described above, the gross proceeds of the Offering, less the expenses of the Underwriters, will be held in escrow (the "Escrowed Proceeds") and will be released upon satisfaction of the following conditions (together, the "Escrow Release Conditions"):

(a) all steps required to effect the completion of the plan of arrangement among Dynamite, Finco and Tau Mining (other than the filing of articles of arrangement and the payment of any cash consideration under the plan of arrangement); and

(b) satisfaction of the Underwriters, acting reasonably as to (i) the public disclosure documents issued in connection with the plan of arrangement, and (ii) the technical reports of Dynamite and Tau Mining.

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically converted into one unit (a "Unit"), each Unit being comprised of one common share in the capital of the Finco and one common share purchase warrant ("Warrant"). Each Warrant will be exercisable for one common share of Finco at a price of $1.00 per common share until two years following satisfaction of the Escrow Release Conditions (the "Expiry Date"). Upon completion of the plan of arrangement, the common shares and Warrants of Finco issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the plan of arrangement into common shares and warrants of Dynamite and will not be subject to any statutory or exchange imposed trading restrictions. If the Escrow Release Conditions are not satisfied by August 31, 2007, the Escrowed Proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

In connection with the Offering, the Underwriters will receive a cash commission of 6% of the gross proceeds of the Offering, which amount will be paid to the Underwriters out of the Escrowed Proceeds upon release. The Underwriters were issued 3,375,000 compensation options (the "Compensation Options"), each Compensation Option entitling the Underwriters to acquire 3,375,000 Units at a price of $0.80 per Unit until two years from the Issue Date.

7. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year consolidated financial statement presentation.

(This page has been left blank intentionally.)

Company Registration No. 5723178 (England and Wales)

TAU MINING LIMITED AND SUBSIDIARIES

ANNUAL REPORT

FOR THE PERIOD ENDED 31 MARCH 2007

TAU MINING LIMITED AND SUBSIDIARIES

DIRECTORS AND ADVISERS

Directors	D Argyle	(Appointed 28 March 2006)
	A C Pismiris	(Appointed 28 March 2006)
	P D Summers	(Appointed 18 May 2006)
Secretary	Gower Secretaries Limited	
Company number	5723178	
Registered office	3rd Floor 15 Poland Street London W1F 8QE	
Registered auditors	Groves & Partners Chartered Accountants 43 Queen Anne Street London W1G 9JE	

TAU MINING LIMITED AND SUBSIDIARIES

CONTENTS

TAU MINING LIMITED AND SUBSIDIARIES

DIRECTORS' REPORT

FOR THE PERIOD ENDED 31 MARCH 2007

The directors present their report and financial statements for the period ended 31 March 2007.

Directors

The following directors have held office since 27 February 2006:

D Argyle	(Appointed 28 March 2006)
A C Pismiris	(Appointed 28 March 2006)
P D Summers	(Appointed 18 May 2006)
Gower Nominees Limited	(Appointed 27 February 2006 and resigned 1 June 2006)

Principal activities and review of the business

The principal activity of the group is that of mineral exploration in Central Asia focussing initially in Kyrgyz Republic.

Through its wholly owned subsidiary, Long Alpha Mining Company LLC, Tau Mining Limited indirectly owns 100% of the Kokomerem and Barskaun Licence Areas ("Properties"), which are located approximately 90 kilometres south and 250 kilometres southeast of Bishkek, Kyrgyz Republic, respectively.

An exploration program with a budget of GBP2 million has been proposed to further examine the Properties. This exploration budget will be spent during 2007.

The company is actively pursuing additional properties in the Tien Shan Mineral Belt as well as reviewing opportunities to hold direct and/or indirect equity in a downstream processing facility(s).

Results and dividends

The consolidated profit and loss account for the period is set out on page 5.

Directors' interests

The directors' beneficial interests in the shares of the company and other group companies were as stated below:

TAU MINING LIMITED

	Ordinary shares of 1p each	
	31 March 2007	27 February 2006
D Argyle	8,700,001	-
A C Pismiris	10,050,001	-
P D Summers	5,240,000	-

Auditors

In accordance with section 385 of the Companies Act 1985, a resolution proposing that Groves & Partners Chartered Accountants be reappointed as auditors of the company will be put to the Annual General Meeting.

Directors' responsibilities

The directors are responsible for preparing the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Statement of disclosure to auditor

(a) so far as the directors are aware, there is no relevant audit information of which the group's auditors are unaware, and

(b) they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the group's auditors are aware of that information.

On behalf of the board

D Argyle
Director
10 July 2007

TAU MINING LIMITED AND SUBSIDIARIES

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF TAU MINING LIMITED AND SUBSIDIARIES

We have audited the financial statements of TAU MINING LIMITED AND SUBSIDIARIES for the period ended 31 March 2007 set out on pages 5 to 20. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the directors' report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

TO THE SHAREHOLDERS OF TAU MINING LIMITED AND SUBSIDIARIES

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's and the group's affairs as at 31 March 2007 and of the group's loss for the period then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

Groves & Partners Chartered Accountants

10 July 2007

Chartered Accountants
Registered Auditor

43 Queen Anne Street
London
W1G 9JE

TAU MINING LIMITED AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE PERIOD ENDED 31 MARCH 2007

	Notes		Period ended 31 March 2007 £
Administrative expenses			(1,355,591)
Operating loss	2		(1,355,591)
Permanent diminution in value of investment in subsidiary		(1,514,760)	
			(1,514,760)
Loss on ordinary activities before interest			(2,870,351)
Other interest receivable and similar income			5,106
Interest payable and similar charges	3		(18,537)
Loss on ordinary activities before taxation			(2,883,782)
Tax on (loss)/profit on ordinary activities			(1,376)
Loss on ordinary activities after taxation			(2,885,158)

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognised gains and losses other than those passing through the profit and loss account.

TAU MINING LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2007

	Notes	Group 2007 £	Company 2007 £
Fixed assets			
Intangible assets	6	4,985,323	784
Tangible assets	7	12,014	1,229
Investments	8	-	5,045,541
		4,997,337	5,047,554
Current assets			
Debtors	9	20,742	260,928
Cash at bank and in hand		3,170,176	3,152,367
		3,190,918	3,413,295
Creditors: amounts falling due within one year	10	(1,469,276)	(1,462,865)
Net current assets		1,721,642	1,950,430
Total assets less current liabilities		6,718,979	6,997,984
Capital and reserves			
Called up share capital	11	1,380,000	1,380,000
Share premium account	12	8,224,137	8,224,137
Profit and loss account	12	(2,885,158)	(2,606,153)
Shareholders' funds	13	6,718,979	6,997,984

Approved by the Board and authorised for issue on 10 July 2007

D Argyle
Director

TAU MINING LIMITED AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2007

		Period ended 31 March 2007
	£	£
Net cash inflow/(outflow) from operating activities		294,959
Returns on investments and servicing of finance		
Interest received	5,106	
Interest paid	(18,537)	
Net cash outflow for returns on investments and servicing of finance		(13,431)
Capital expenditure and financial investment		
Payments to acquire intangible assets	(141,001)	
Payments to acquire tangible assets	(14,187)	
Net cash inflow/(outflow) for capital expenditure		(155,188)
Acquisitions and disposals		
Purchase of subsidiary undertakings (net of cash acquired)	(6,560,301)	
Net cash outflow for acquisitions and disposals		(6,560,301)
Net cash outflow before management of liquid resources and financing		(6,433,961)
Financing		
Issue of ordinary share capital	9,930,000	
Cost of share issue	(325,863)	
Issue of shares	9,604,137	
Net cash inflow/(outflow) from financing		9,604,137
Increase/(decrease) in cash in the period		3,170,176

TAU MINING LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 MARCH 2007

1	**Reconciliation of operating loss to net cash inflow/(outflow) from operating activities**	**2007**
		£
	Operating (loss)/profit	(1,355,591)
	Depreciation of tangible assets	2,174
	Amortisation of intangible assets	201,218
	Increase in debtors	(20,742)
	Increase in creditors within one year	1,467,900
	Net cash inflow/(outflow) from operating activities	294,959

2	**Analysis of net funds/(debt)**	**27 February 2006**	**Cash flow**	**Other non-cash changes**
		£	**£**	**£**
	Net cash:			
	Cash at bank and in hand	-	3,170,176	-
	Net (debt)/funds	-	3,170,176	-

3	**Reconciliation of net cash flow to movement in net debt**	**2007**
		£
	Increase in cash in the period	3,170,176
	Movement in net funds in the period	3,170,176
	Opening net debt	-
	Closing net funds	3,170,176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 31 MARCH 2007

1 Accounting policies

1.1 Accounting convention

The financial statements are prepared under the historical cost convention.

1.2 Compliance with accounting standards

The financial statements are prepared in accordance with applicable United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice), which have been applied consistently (except as otherwise stated).

United Kingdom Accounting Standards differ from Canadian Generally Accepted Accounting Principles ("Canadian GAAP") as described in Note 16.

1.3 Basis of consolidation

The consolidated profit and loss account and balance sheet include the financial statements of the company and its subsidiary undertaking, Long Alpha Mining Company LLC, made up to 31 March 2007. Goodwill represents the excess of the purchase consideration over the fair value of attributable net assets at the date of acquisition.

The financial statements of Long Alpha Mining Company LLC, included in the consolidation have been audited by John Ashworth Audit Company, of Bishkek City, Kyrgyz Republic.

1.4 Intangible fixed assets and amortisation

Intangible assets acquired as part of an acquisition are capitalised at their fair value where this can be measured reliably. Mining rights and similar assets are capitalised where they are considered to have an enduring benefit, and are amortised over their economic useful lives from the date of commercial exploitation of the mining rights, other licences are written off to profit and loss account as incurred.

Goodwill arising on consolidation is written off in equal annual instalments over its estimated useful economic life, estimated to be 20 years.

1.5 Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

Computer equipment	25% straight line
Fixtures, fittings & equipment	20% straight line
Motor vehicles	20% straight line

1.6 Leasing

Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

1.7 Investments

Fixed asset investments are stated at cost less provision for diminution in value.

1.8 Deferred taxation

Deferred taxation is provided in full in respect of taxation deferred by timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is not provided during the year.

1 Accounting policies **(continued)**

1.9 Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. All differences are taken to profit and loss account.

1.10 Exploration, evaluation and development expenditure

Exploration, evaluation and development expenditure incurred is accumulated in respect of each identifiable interest area. These costs are carried forward only if they relate to an area of interest for which rights of tenure are current and in respect of which:-

(a) such costs are expected to be recouped through successful development and exploitation or from sale of the area, or
(b) exploration and evaluation activities in the area have not, at the balance sheet date, reached a stage which permit a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or relating to the area are continuing.

Accumulated costs in respect of areas of interest which are abandoned are written off in full against profit or loss in the year in which the decision to abandon the area is made. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

1 Accounting policies (continued)

1.11 Going Concern

The Group is currently focusing its operations on the exploration and development of its interest in mineral properties in Kyrgyz Republic.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Group's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Group to raise additional financing, if necessary, or alternatively upon the Group's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values. The Group's mining assets that are located outside of the United Kingdom are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts and currency exchange fluctuations and restrictions.

Although the Group has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Group's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, native land claims and non compliance with regulatory requirements.

These financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Group be unable to continue as a going concern and therefore be required to realise its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

The Group has a need for equity capital and financing for working capital and exploration and development of its properties. Because of continuing operating losses, the Group's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Group will attain profitable levels of operations.

2 Operating loss

	2007
	£
Operating loss is stated after charging:	
Amortisation of intangible assets	201,218
Depreciation of tangible assets	2,174
Loss on foreign exchange transactions	162,870
Operating lease rentals	61,045
Auditors' remuneration (company £23,500; 2006: £-)	23,500
Directors emoluments	202,287
and after crediting:	
Profit on foreign exchange transactions	(3,163)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD ENDED 31 MARCH 2007

3 Interest payable

	2007
	£
On other loans wholly repayable within five years	18,537

4 Taxation

	£
Deferred taxation	1,376

The group has estimated losses of £1,149,948 available for carry forward against future trading profits.

The tax effect of the losses at the standard rate of UK Corporation Tax is £345,000.

5 Loss for the financial period

As permitted by section 230 of the Companies Act 1985, the holding company's profit and loss account has not been included in these financial statements. The loss for the financial period is made up as follows:

	2007
	£
Holding company's loss for the financial period	(2,606,153)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD ENDED 31 MARCH 2007

6 Intangible fixed assets

Group

	Geological Survey Costs	Goodwill	Website Costs	Total
	£	£	£	£
Cost				
At 27 February 2006	-	-	-	-
Additions	139,544	5,045,540	1,457	5,186,541
At 31 March 2007	139,544	5,045,540	1,457	5,186,541
Amortisation				
At 27 February 2006	-	-	-	-
Charge for the period	-	200,934	284	201,218
At 31 March 2007	-	200,934	284	201,218
Net book value				
At 31 March 2007	139,544	4,844,606	1,173	4,985,323

Intangible fixed assets (continued)

Company

	Website Costs
	£
Cost	
At 27 February 2006	-
Additions	1,058
At 31 March 2007	1,058
Amortisation	
At 27 February 2006	-
Charge for the period	274
At 31 March 2007	274
Net book value	
At 31 March 2007	784

7 Tangible fixed assets

Group

	Plant and machinery	Fixtures, fittings & equipment	Motor vehicles	Total
	£	£	£	£
Cost				
At 27 February 2006	-	-	-	-
Additions	1,639	6,307	6,242	14,188
At 31 March 2007	1,639	6,307	6,242	14,188
Depreciation				
At 27 February 2006	-	-	-	-
Charge for the period	410	932	832	2,174
At 31 March 2007	410	932	832	2,174
Net book value				
At 31 March 2007	1,229	5,375	5,410	12,014

Tangible fixed assets (continued)

Company

	Plant and machinery
	£
Cost	
At 27 February 2006	-
Additions	1,639
At 31 March 2007	1,639
Depreciation	
At 27 February 2006	-
Charge for the period	410
At 31 March 2007	410
Net book value	
At 31 March 2007	1,229

8 Fixed asset investments

Group

	Shares in group undertakings £
Cost	
At 27 February 2006	-
Additions	1,514,760
Permanent diminution in value of investment in subsidiary	(1,514,760)
At 31 March 2007	-

Fixed asset investments

Company

	Shares in group undertakings £
Cost	
At 27 February 2006	-
Additions	6,560,301
Permanent diminuition in value of investment in subsidiary	(1,514,760)
At 31 March 2007	5,045,541

In the opinion of the directors, the aggregate value of the company's investment in subsidiary undertakings is not less than the amount included in the balance sheet.

Acquisitions

On 19 May 2006, the company entered into a share sale agreement to acquire the entire share capital of Long Alpha Mining Company LLC, a company incorporated in Kyrgyz Republic, for a consideration of five million British Pounds to be satisfied by the issued of fifty million ordinary shares of one pence each issued at ten pence per share. Goodwill arising on the acquisition has been capitalised and the purchase has been accounted for by the acquisition method of accounting.

On 20 November 2006, the company entered into an agreement for the purchase of the whole of the issued share capital of Oynx Resources Group Limited, a company incorporated in British Virgin Islands, for a total consideration of one million five hundred thousand British Pounds.

The company has written off its investment in Oynx Resources Group Limited as a permanent diminution in value.

9 Debtors

	Group 2007 £	Company 2007 £
Amounts owed by group undertakings	-	248,227
Other debtors	2,698	-
Prepayments and accrued income	18,044	12,701
	20,742	260,928

10 Creditors : amounts falling due within one year

	Group Group 2007 £	Company Company 2007 £
Trade creditors	132,493	131,634
Corporation and witholding tax	5,083	3,707
Taxes and social security costs	223	-
Other creditors	1,000,000	1,000,000
Accruals and deferred income	331,477	327,524
	1,469,276	1,462,865

The £1,000,000 in Other creditors is additional consideration payable by the Group on (a) admission to trading on any stock exchange of the shares or (b) the sale of the shares by the Group. This is in accordance with the agreement for the purchase of the whole of the issued share capital of Oynx Resources Group Limited on 20 November 2006 between James Alexander Lesser (Vendor), Tau Mining Limited (Purchaser) and Daria Longley-Sinitsyna (Longley).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE PERIOD ENDED 31 MARCH 2007

11 Share capital	**2007**
	£
Authorised	
1,000,000,000 Ordinary share of 1p each	10,000,000
Allotted, called up and fully paid	
138,000,002 Ordinary share of 1p each	1,380,000

On the date of incorporation 27 February 2006, two ordinary shares of one pence each were issued.

On 19 May 2006, forty three million ordinary shares of one pence each were issued at par for a total cash consideration of £430,000.

On the same day, a further fifty million ordinary shares of one pence each were issued at ten pence per share in consideration of the transfer to the company of 100% share in the capital of Long Alpha Mining Company LLC.

On 24 November 2006, forty million ordinary shares of one pence each were issued at ten pence per share for a total cash consideration of £4,000,000

On 31 January 2007, five million ordinary shares of one pence each were issued at ten pence per share for a total cash consideration of £500,000, in exchange for convertible loan stocks.

12 Statement of movements on reserves

Group

	Share premium account	Profit and loss account
	£	£
Loss for the period	-	(2,885,158)
Premium on shares issued during the year	8,550,000	-
Share premium - other movements	(325,863)	-
Balance at 31 March 2007	8,224,137	(2,885,158)

Company

	Share premium account	Profit and loss account
	£	£
Loss for the period	-	(2,606,153)
Premium on shares issued during the year	8,550,000	-
Share premium - other movements	(325,863)	-
Balance at 31 March 2007	8,224,137	(2,606,153)

13 Reconciliation of movements in shareholders' funds

Group	2007 £
Loss for the financial period	(2,885,158)
Proceeds from issue of shares	9,930,000
Cost of share issue written off to share premium account	(325,863)
Net addition to shareholders' funds	6,718,979
Opening shareholders' funds	-
Closing shareholders' funds	6,718,979

Company	2007 £
Loss for the financial period	(2,606,153)
Proceeds from issue of shares	9,930,000
Cost of share issue written off to share premium account	(325,863)
Net addition to shareholders' funds	6,997,984
Opening shareholders' funds	-
Closing shareholders' funds	6,997,984

14 Financial commitments

At 31 March 2007 the group had annual commitments under non-cancellable operating leases as follows:

	Land and buildings 2007 £
Expiry date:	
Within one year	47,190

15 Employees

Number of employees

The average monthly number of employees during the period was:

	2007 Number
Management and administration	2

Employment costs	**2007 £**
Wages and salaries	5,109
Social security costs	1,074
	6,183

16 Related party transactions

Group and Company

The following transactions took place during the year with related parties:-

(i) Directors' fees of £192,109 and £10,178 were paid to Mr D Argyle and Mr P Summers respectively.

(ii) Advisory fees, travel costs and interest of £95,888 were paid to Capital Investment Partners Pty Limited, a company incorporated in Australia, in which Mr A C Pismiris has beneficial interests. The amounts owed to Capital Investment Partners Pty Limited as at the balance sheet date was £Nil.

(iii) Legal, advisory and administration fees including travel costs amounting to £88,154 were paid to Summers Legal (NSW) Pty Limited, a company incorporated in Australia, during the year. Mr P Summers has a beneficial interest in the company. The amounts owed to Summers Legal (NSW) Pty Limited as at the balance sheet date was £12,770.

17 Post Balance Sheet Events

Group and Company

On 26 April 2007, Tau Mining Limited (UK) entered into a share purchase agreement, amended by a deed of variation dated 14 June 2007, with Anthony Wonnacott and Tau Mining Limited (Canada), pursuant to which Tau Mining Limited (UK) acquired the whole of the issued share capital of Tau Mining Limited (Canada) in consideration for one British Pound and the issue of forty five million ordinary shares at one pence each at par in Tau Mining Limited (UK).

On 14 June 2007, the directors approved and granted a share option scheme, to issue fifty million ordinary shares of one pence each exercisable at five pence per share to the directors and others over a period of two years.

The company has received a letter of intent from Dynamite Resources Limited, a company incorporated in Canada, to acquire 100% of the issued and outstanding shares of the company.

18. Summary of principal differences between United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards) and Canadian Generally Accepted Accounting Principles

Summary of principal differences between United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards) and Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law) ("UK GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by Canadian generally accepted accounting principles ("Canadian GAAP") are described and quantified below.

The impact of Canadian GAAP on the consolidated financial statements is as follows:

Consolidated Profit and Loss Account (Consolidated Statement of Operations)
For the period from incorporation (February 27, 2006) to March 31, 2007

	UK GAAP	Adjustments		Canadian GAAP
	£	£		£
Administrative expenses	(1,355,591)	200,934	(a)	(1,154,657)
Permanent diminution in value of investment in subsidiary	(1,514,760)	1,514,760	(a)	-
Other interest receivable and similar income	5,106			5,106
Interest payable and similar charges	(18,537)			(18,537)
Loss before income taxes	(2,883,782)	1,715,694		(1,168,088)
Income taxes	(1,376)			(1,376)
Net loss for the period, to deficit, end of period	(2,885,158)	1,715,694		(1,169,464)

Consolidated Balance Sheets
As at March 31, 2007

	UK GAAP	Adjustments	Reference	Canadian GAAP
	£	£		£
Assets				
Current				
Cash	3,170,176			3,170,176
Debtors	20,742			20,742
	3,190,918	-		3,190,918
Intangible	4,985,323	200,934	(a)	7,356,017
		1,514,760	(a)	
		655,000	(c)	
Tangible	12,014			12,014
	8,188,255	2,370,694		10,558,949
Liabilities				
Current creditors	1,469,276			1,469,276
Long-term future income tax liability		655,000	(c)	655,000
	1,469,276	655,000		2,124,276
Shareholders' Equity				
Share capital	1,380,000	8,224,137	(b)	9,604,137
Share premium account	8,224,137	(8,224,137)	(b)	-
Profit and loss account/Deficit	(2,885,158)	1,715,694		(1,169,464)
	6,718,979	1,715,694		8,434,673
	8,188,255	2,370,694		10,558,949
	-	-		-

(a) Under Canadian GAAP, acquisition costs on acquisition of subsidiaries are allocated to the net assets acquired, including interest in mineral exploration and development properties. Under UK GAAP, the excess of purchase price over net tangible assets was allocated to goodwill and written off. Such assets are not subject to amortization prior to the commencement of commercial production and are rather tested for impairment on a periodic basis.

(b) Under Canadian GAAP, the share premium account is presented with the share capital account. Under UK GAAP, These amounts are shown separately.

(c) Under Canadian GAAP, a future income tax liability would be generated upon the acquisition of the interests in mineral properties as described in Note 16(h).

(d) Under Canadian GAAP, a consolidated statement of cash flows in the following format would be presented as part of the consolidated financial statements for the period from incorporation (February 27, 2006) to March 31, 2007.

	Canadian GAAP £
Cash Flows from Operating Activities	
Net loss for the period, Canadian GAAP	(1,169,464)
Adjustments for:	
Amortization	2,458
Changes in working capital balances	1,448,534
	281,528
Cash Flows from Financing Activities	
Private placement	4,930,000
Issue costs	(325,863)
	4,604,137
Cash Flows from Investing Activities	
Purchase of intangible assets	(1,701,301)
Purchase of tangible assets	(14,188)
	(1,715,489)
Increase in cash, being cash, end of period	3,170,176

(e) Under Canadian GAAP, the Company would be considered to be a development stage entity.

(f) The following accounting policies would be disclosed under Canadian GAAP:

i) Asset retirement obligations

The Company is required to record a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its exploration properties. This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to exploration properties and deferred exploration expenditures and amortized over the useful life of the properties. As at March 31, 2007, management does not believe that the Company has any significant legal obligations relating to the reclamation of its exploration properties.

ii) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations and reclamation costs. Other significant estimates made by the Company include factors affecting valuations or stock-based compensation and income tax accounts. The Company regularly reviews its estimates and assumptions, however, actual results could differ from these estimates and these differences could be material.

(g) Under Canadian GAAP, the following disclosures relating to financial instruments would be made:

Fair Value

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying value of debtors and current creditors reflected in the balance sheet approximate fair value because of the limited term of these instruments.

Commodity Price Risk

The ability of the Company to develop its properties and the future profitability of the Company are directly related to the market price of certain minerals.

(This page has been left blank intentionally.)

SCHEDULE "D"

ARRANGEMENT AGREEMENT

among

DYNAMITE RESOURCES LTD.

and

6803725 CANADA INC.

and

TAU MINING LIMITED

July 10, 2007

TABLE OF CONTENTS

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 10th day of July, 2007

A M O N G :

DYNAMITE RESOURCES LTD,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as "Dynamite")

OF THE FIRST PART

\- and -

6803725 CANADA INC.

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as "Finco")

OF THE SECOND PART

\- and -

TAU MINING LIMITED

a company incorporated under the
Companies Act 1985,

(hereinafter referred to as "Tau")

OF THE THIRD PART

WITNESSES THAT:

WHEREAS Finco is a corporation wholly-owned by Dynamite;

AND WHEREAS Dynamite and Finco propose to amalgamate under the Canada Business Corporations Act;

AND WHEREAS Dynamite and Finco intend to make a joint offer by way of take-over bid to the shareholders of Tau to purchase all of the outstanding ordinary shares of Tau;

AND WHEREAS the Board of Directors of Tau wishes to support and facilitate the offer on the terms set out in this Agreement;

AND WHEREAS the parties hereto intend to carry out certain aspects of the proposed transaction by way of a plan of arrangement under the provisions of the Canada Business Corporations Act;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.01 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"Acquisition Proposal" means, in respect of Tau, any bona fide inquiry, proposal or offer made by a party with whom Tau and each of its officers and directors deals at arm's length regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Tau's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Tau or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Tau (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

"affiliate" has the meaning ascribed thereto in the CBCA;

"Agreement" means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

"Amalgamating Corporations" means Dynamite and Finco collectively;

"Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

"Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

"Canadian GAAP" means accounting principles generally accepted in Canada;

"Canadian Resident" means a beneficial owner of Tau Ordinary Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

"Cash/Share Consideration" has the meaning ascribed thereto in Subsection 3.01(a);

"CBCA" means the Canada Business Corporations Act;

"Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 192(7) of the CBCA;

"Common Shares" means the common shares in the capital of the Corporation;

"Companies Act 2006" means the United Kingdom Companies Act 2006;

"Completion Deadline" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be August 31, 2007;

"Corporation" means the corporation existing under the laws of Canada that will be formed from the amalgamation of Dynamite and Finco pursuant to the Plan of Arrangement;

"Court" means the Ontario Superior Court of Justice;

"de facto acquisition or change of control" means the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of Tau to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of Tau;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Directors' Circular" has the meaning ascribed thereto in Subsection 3.01(e)(iii);

"Dynamite" means Dynamite Resources Ltd, a corporation existing under the CBCA;

"Dynamite Common Shares" means the common shares in the capital of Dynamite;

"Dynamite Meeting" means the special meeting, including any adjournments or postponements thereof, of the Dynamite Shareholders to be held, among other things, to consider and if deemed advisable, to approve the Arrangement and the transaction contemplated by the Agreement;

"Dynamite Options" means the outstanding options to purchase an aggregate of 2,650,000 Dynamite Common Shares issued pursuant to the Dynamite Share Option Plan;

"Dynamite Share Option Plan" means the Share Incentive Plan of Dynamite;

"Dynamite Shareholders" means, at any time, the holders of Dynamite Common Shares;

"Dynamite Warrants" means the outstanding warrants to purchase an aggregate of 14,547,000 Dynamite Common Shares;

"Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement which date shall also be the date on which the Offeror first pays for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer;

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

"Eligible Holder" means a beneficial holder of Tau Ordinary Shares immediately prior to the Effective Time who is a Canadian Resident;

"Encumbrance" means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

"Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

"Expiry Date" means the 36th day after the date that the Offer is commenced within the meaning of the Securities Act, or any subsequent date set out in any notice of the Offeror extending the period during which acceptances may be deposited under the Offer or as otherwise provided under Subsection 7.01(g); provided that, if such day is not a Business Day, then the Expiry Date shall be the next Business Day;

"Expiry Time" mean 5:00 p.m. (Toronto time) on the Expiry Date;

"Final Order" means the order of the Court pursuant to subsection 192(4) of the CBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

"Finco" means 6803725 Canada Inc., a corporation continued under the CBCA (formerly Tau Finance Inc., a corporation incorporated under the Business Corporations Act (Ontario);

"Finco Common Shares" means the common shares in the capital of Finco;

"Finco Warrants" means the outstanding warrants to purchase an aggregate of 56,250,000 Finco Common Shares;

"Governmental Entity" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substance" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

"Interim Order" means the interim order of the Court, as such order may be amended, pursuant to subsection 192(4) of the CBCA made in connection with the Arrangement;

"Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"Liability" of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

"Material Adverse Change" means, in respect of Dynamite or Tau, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Dynamite or Tau, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide uranium mining industry in general and which does not have a materially disproportionate effect on

Dynamite and its Subsidiaries on a consolidated basis, or Tau and the Tau Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of uranium; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

"Minimum Tender Condition" means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time acceptances under the Offer such that the Offeror has, by virtue of such acceptances, acquired or unconditionally contracted to acquire; (i) not less than 90% (or such lesser percentage as the Offeror may decide) in value of the Tau Ordinary Shares to which the Offer relates; and (ii) not less than 90% (or such lesser percentage as the Offeror may decide) of the voting rights carried by those Tau Ordinary Shares (excluding, in each case, any Tau Ordinary Shares held by the Offeror and its affiliates);

"Offer" means the offer to be made by the Offeror by way of a take-over offer (within the meaning of Section 974 of the Companies Act 2006) for all of the issued and to be issued Tau Ordinary Shares, subject to the terms and conditions hereof, in accordance with Section 3.01;

"Offeror" means collectively Dynamite and Finco;

"Offer Deadline" has the meaning ascribed thereto in Subsection 3.01(a);

"Offer Documents" has the meaning ascribed thereto in Subsection 3.01(c);

"Offered Consideration" has the meaning ascribed thereto in Subsection 3.01(a);

"Offering Circular" means the offer to purchase and accompanying take-over bid circular of the Offeror to be provided to the Tau Shareholders in respect of the Offer;

"Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with section 7.01 of the Plan of Arrangement or section 9.01 hereof;

"Proxy Circular" means the management information circular to be prepared by Dynamite in respect of the Dynamite Meeting;

"Release" shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

"Remedial Action" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

"Securities Act" means the Securities Act (Ontario), R.S.O. 1990, c. S-5;

"Securities Authorities" means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, collectively;

"Securities Laws" has the meaning ascribed thereto in Subsection 3.01(c);

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Tau, includes the Tau Subsidiaries;

“Superior Proposal” means a written Acquisition Proposal to acquire all or substantially all of the assets of Tau (on a consolidated basis) or, to make a takeover offer (within the meaning of Section 974 of the Companies Act 2006) for all of the issued and to be issued Tau Ordinary Shares if such Acquisition Proposal is not conditional on obtaining financing and the directors of Tau have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Dynamite) from, as appropriate, the financial, legal and other advisors to Tau to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Tau Shareholders from a financial point of view than the terms of the Offer and provide for consideration per Tau Ordinary Share that has a value that is greater than the consideration per Tau Ordinary Share provided under the terms of the Offer (including any adjustment to such terms proposed by Dynamite as contemplated by Subsection 8.02(b)) by more than 5%; and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal;

“Tau” means Tau Mining Limited, a company incorporated in England and Wales under the Companies Act 1985 with registered number 5723178;

“Tau Ordinary Shares” means the ordinary shares of GBP0.01 each in the capital of Tau;

“Tau Disclosure Letter” means the letter of even date herewith delivered by Tau to Dynamite in a form accepted by and initialed on behalf of Dynamite with respect to certain matters in this Agreement;

“Tau Options” means those options referred to in the Tau Disclosure Letter, collectively;

“Tau Properties” means the properties of Tau set forth in the Tau Disclosure Letter;

“Tau Shareholders” means, at any time, the holders of Tau Ordinary Shares;

“Tau Subsidiaries” means the subsidiaries of Tau referred to in the Tau Disclosure Letter;

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or any of its subsidiaries which such entity or any of its subsidiaries is required to pay, withhold or collect, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada);

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act;

"Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

"Title Opinions" has the meaning ascribed thereto in Section 5.01(p);

"TSXV" means the TSX Venture Exchange;

"Warrants" means the warrants of the Corporation to be issued in exchange for Finco Warrants and as part of the Offer.

"1933 Act" means the Securities Act of 1933, as amended, of the United States of America;

"1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America; and

"1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America.

In addition, words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.03 Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and *vice versa*, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.07 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the parties hereto waive any provision of Laws which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

Section 1.08 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Section 1.09 Knowledge

Where the phrase "to the knowledge of Tau" is used in respect of Tau or the Tau Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: the collective actual knowledge of the directors and officers of Tau and the Tau Subsidiaries.

Section 1.10 Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Conditions of the Offer

ARTICLE 2
THE ARRANGEMENT

Section 2.01 Arrangement

The Amalgamating Corporations shall amalgamate by way of arrangement pursuant to section 192 of the CBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.02 Effective Date

The Arrangement shall become effective at the Effective Time and pursuant to the Plan of Arrangement the Amalgamating Corporations shall amalgamate and continue as one corporation on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.03 Board of Directors

As of the Effective Time, the board of directors of the Corporation shall be Stan Bharti, David Argyle, Blair Kruger, Gerald McCarvill and Lewis Mackenzie with such additions and removals as the current Board of Directors of Dynamite may decide.

Section 2.04 Court Proceedings

As soon as is reasonably practicable after the date of execution of this Agreement, Dynamite and Finco shall apply to the Court pursuant to section 192 of the CBCA for an order approving the Arrangement and, in connection with such application, Dynamite and Finco shall:

(a) file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the Dynamite Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Dynamite and shall request that the Interim Order provide, among other things:

(i) for the persons to whom notice is to be provided in respect of the Arrangement for the Dynamite Meeting and for the manner in which such notice is to be provided; and

(ii) that the requisite approval of the Dynamite Shareholders for the Arrangement shall be two-thirds of the votes cast thereon by Dynamite Shareholders present in person or represented by proxy at the Dynamite Meeting.

Section 2.05 Articles of Arrangement

Subject to the rights of termination contained in Article Seven hereof, upon the Dynamite Shareholders approving the Arrangement in accordance with the Interim Order, the Amalgamating Corporations obtaining the Final Order and the other conditions contained in Article Six hereof being complied with or waived, the Amalgamating Corporations shall jointly file Articles of Arrangement, in duplicate, with the Director together with such other documents as may be required in order to effect the Arrangement.

Section 2.06 Closing

The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario at 9:00 a.m. on the Effective Date.

Section 2.07 U.S. Tax Matters

Dynamite and Finco intend to adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation section 1.368-2(g) and to treat the amalgamation of the Amalgamating Corporations as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code. However, neither Dynamite nor Finco makes any representation or warranty to any Dynamite Shareholder, any holder of Dynamite Options or Dynamite Warrants , any holder of Finco Common Shares or any holder of Finco Warrants regarding (a) the qualification of the amalgamation of the Amalgamating Corporations as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code or (b) the U.S. federal income tax consequences of the amalgamation of the Amalgamating Corporations.

Section 2.08 Dynamite Options and Dynamite Warrants

(a) The parties agree that the Dynamite Option Plan and agreements thereunder pursuant to which the Dynamite Options have been granted and the Dynamite Warrants shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement) including, without limitation, that such Dynamite Options and the Dynamite Warrants shall in accordance with the Plan of Arrangement be exercisable for Common Shares.

(b) The Corporation shall take all corporate action necessary to reserve for issuance a sufficient number of Common Shares for delivery upon the exercise of the Dynamite Options and the Dynamite Warrants assumed in accordance with this section.

ARTICLE 3
THE OFFER

Section 3.01 Actions by Offeror

(a) The Offeror intends to make the Offer and to mail the Offer Documents to all registered Tau Shareholders on or before the date that is five Business Days after the later of (i) the date that this Agreement becomes effective and (ii) the date that the pre-conditions to make the Offer in Subsection 3.01(e) have been satisfied or waived by the Offeror (the "**Offer Deadline**"). The Offer shall be made at an offer price for each Tau Ordinary Share of (the "**Offered Consideration**"): (i) one quarter of one Common Share and one quarter of one Warrant; or (ii) cash consideration of $0.15 and one sixteenth of one Common Share (the "**Cash/Share Consideration**"), based on the capitalization of Tau as set out herein. In the event that the conditions to the Offer set out in Schedule "B" hereto have been satisfied, or to the extent permitted by Law, waived by the Offeror, the Offeror shall take up and pay for the Tau Ordinary Shares in respect of which acceptances are deposited under the Offer as soon as practicable after the Offeror becomes obligated by the terms of the Offer to take up the Tau Ordinary Shares in respect of which acceptances are deposited under the Offer and, in any event, within the time permitted under applicable Law.

(b) The Offer shall not be subject to any conditions, other than the conditions substantially as set out in Schedule "B".

(c) The Offeror shall prepare the Offering Circular and the related letter(s) of transmittal and notice(s) of guaranteed delivery (collectively, the "**Offer Documents**") with respect to the Offer in compliance with the Securities Act and all other applicable provincial securities laws, rules and regulations and published policies thereunder in the Province of Ontario (collectively, the "**Securities Laws**"). Prior to printing the Offer Documents, the Offeror shall provide Tau and its counsel with an opportunity to review and comment on the Offer Documents, Tau recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

(d) The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer.

(e) The making of Offer by mailing the Offer Documents to Tau Shareholders is conditional on the prior satisfaction of the following pre-conditions, all of which pre-conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement or otherwise and all of which shall be deemed to have been waived by the commencement of the Offer:

(i) this Agreement shall not have been terminated pursuant to Section 7.01;

(ii) no circumstance, fact, change, event or occurrence shall have occurred that would render it unlikely for one or more of the conditions set out in Schedule "B" hereto to be satisfied or, where appropriate, capable of being waived;

(iii) the Board of Directors of Tau shall have prepared and approved in final form, printed for distribution to Tau Shareholders and delivered to the Offeror for mailing with the Offer Documents a directors' circular (the "**Directors' Circular**"), which circular shall contain a unanimous recommendation by the Board of Directors of Tau that Tau Shareholders accept the Offer;

(iv) no cease trade order, injunction or other prohibition at Law shall exist against the Offeror making the Offer or taking up or paying for Tau Ordinary Shares deposited under the Offer;

(v) the Offeror shall have received all waivers, rulings or orders necessary for the making of the Offer or to mail to Tau Shareholders the Offer Documents from all applicable Securities Authorities or stock exchanges;

(vi) Tau shall have complied in all material respects with its obligations and covenants under this Agreement;

(vii) all representations and warranties of Tau:

(A) that are qualified by a reference to materiality or a Material Adverse Effect shall be true and correct in all respects at the time of the making of the Offer; and

(B) that are not qualified by a reference to materiality or a Material Adverse Effect shall be true and correct in all material respects at the time of the making of the Offer;

(viii) there shall not have occurred or arisen (or there shall not have been generally disclosed or discovered, if not disclosed in writing to the Offeror) any change(s) (or any condition(s), event(s) or development(s) involving a prospective change(s)) in the business, operations or results of operations, prospects, affairs, assets, properties, liabilities (including, without limitation, any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, of Tau and the Tau Subsidiaries considered on a consolidated basis which the Offeror determines, individually or in the aggregate, has or may have a Material Adverse Effect on Tau or a Material Adverse Effect on the market price or value of the Tau Ordinary Shares;

(ix) no dividends or distributions shall have been declared or paid on any Tau Ordinary Shares or other securities.

Section 3.02 Preparation of Filings

(a) The Offeror and Tau shall cooperate in the preparation of any application for orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents reasonably deemed by the Offeror and Tau to be necessary to discharge their respective obligations under applicable Laws in connection with this Agreement or the Offer.

(b) Each of Tau and the Offeror shall promptly notify the other if at any time before the Effective Date it becomes aware that the Offer Documents, the Directors' Circular, an application for an order, any registration, consent, circular or approval or any other filing under corporate or securities Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are or were made, or that otherwise requires an amendment or supplement to the Offer Documents, the Directors' Circular, such application or filing, and the Parties shall cooperate in the preparation of any amendment or supplement to the Offer Documents, the Directors' Circular, application or filing, as required.

Section 3.03 Shareholder Communications

Except as required by applicable Law or applicable stock exchange requirements, Tau shall not make any public announcement or statement with respect to the Offer or this Agreement or make any filing with any Governmental Entity with respect thereto without the approval of Dynamite, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law.

Section 3.04 Tau Approval of the Offer

(a) Tau confirms to the Offeror, that the Board of Directors of Tau, following consultation with its financial and legal advisors, has: (A) unanimously determined that the Offer is fair to the Tau Shareholders and it is in the best interests of Tau and the Tau Shareholders for the Offer to be made and the Board of Directors of Tau intends to unanimously support it and unanimously to recommend its acceptance to Tau Shareholders on the terms of this Agreement and that such Offer is superior to any other existing proposal to Tau Shareholders; and (B) approved the entering into of this Agreement by Tau.

(b) Tau shall prepare and make available for distribution contemporaneously with the Offer Documents, and in compliance with Securities Laws, sufficient copies of the Directors' Circular. The Directors' Circular shall reflect the determinations and recommendations set forth in Subsection 3.04(a) above, and Tau shall take all reasonable action to support the Offer and ensure the success of the Offer in accordance with this Agreement. Prior to printing the Directors' Circular, Tau shall provide the Offeror and its counsel with an opportunity to review and comment on it, the Offeror recognizing that whether or not such comments are appropriate will be determined solely by Tau, acting reasonably.

(c) Tau shall provide the Offeror, as soon as possible and in any case within two Business Days following the execution and delivery of this Agreement, with an updated list (in both written and electronic form) of the Tau Shareholders, together with their addresses and respective holdings of Tau Ordinary Shares. Tau shall concurrently provide the Offeror with a list of the names, addresses and holdings of all persons holding Tau Options together with their addresses and respective holdings of securities. Tau shall from time to time furnish the Offeror with such additional information, including updated or additional lists of Tau Shareholders, and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to the Tau Shareholders and to such other Persons as are entitled to receive the Offer under applicable Laws.

Section 3.05 Outstanding Tau Options

Each Tau Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Tau Ordinary Shares otherwise issuable upon the exercise thereof, one quarter of one Tau Ordinary Share. Each four Tau Options shall be exercisable for one Tau Ordinary Share at an exercise price of CDN$0.43 at any time on or before June 14, 2009, following which the Tau Options shall expire. Each Tau Ordinary Share issued upon exercise of the Tau Options shall automatically be exchanged immediately following such exercise, without any further action by the holder thereof, into one Common Share, subject to adjustment The Corporation will execute joint elections with a validly electing Eligible Holder under subsection 85(1) or 85(2) of the Tax Act (and the corresponding provisions of any provincial tax legislation including, without limitation, section 518 of the Quebec Taxation Act) as long as two signed copies of the necessary election forms duly completed (with the details of the number of Tau Ordinary Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such elections) are returned to the Corporation by the Eligible Holder on or before the day which is 60 days after such exchange. Subject to the election forms complying with the provisions of the Tax Act (and the corresponding provisions of any provincial tax legislation), one copy of election forms will be returned to the particular holder, signed by the Corporation, for filing by the holder with the CRA (or the applicable provincial tax authority). The Corporation will not provide a tax instructions letter in connection with the foregoing elections. Neither Dynamite, the Corporation nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any such election, to properly complete any election or to properly file it within the terms prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

Section 3.06 Directors

Promptly upon the Minimum Tender Condition being satisfied and from time to time thereafter, the Offeror shall be entitled to designate the persons comprising the Board of Directors of Tau, and Tau covenants to cooperate with the Offeror, subject to applicable Laws, and to exercise its reasonable efforts to obtain the resignation of any then incumbent directors effective on the date specified by the Offeror and facilitate the Offeror's designees to be appointed to the Board of Directors of Tau. In the event the Offeror waives the Minimum Tender Condition, upon the take-up and payment by the Offeror pursuant to the Offer of more than 50.01% of the outstanding Tau Ordinary Shares (on a fully diluted basis), and from time to time thereafter, the Offeror shall be entitled to designate a majority of the directors of the Board of Directors of Tau and Tau shall not seek to frustrate the Offeror's attempts to do so, and covenants to cooperate with the Offeror, subject to applicable Laws, to obtain the resignation of a majority of the then incumbent directors effective on the date specified by the Offeror and facilitate the Offeror's designees to be appointed to the Board of Directors of Tau.

Section 3.07 Tax Elections

Upon receipt of a letter of transmittal by the Corporation in which an Eligible Holder has indicated that the Eligible Holder intends to make an election under Subsection 85(1) or 85(2) of the Tax Act, the Corporation will promptly deliver a tax instruction letter, together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder. The Corporation will execute joint elections with a validly electing Eligible Holder under subsections 85(1) and 85(2) of the Tax Act (and corresponding provisions of provincial tax legislation including, without limitation, section 518 of the Quebec Taxation Act) as long as two signed copies of the necessary election forms duly completed are returned to the Corporation by the Eligible Holder in accordance with the procedures set out in the tax instructions letter on or before the day which is 90 days after the Effective Date. The Corporation shall determine, in its sole discretion, the fair market value of the Warrants which shall be binding. The Corporation will only execute the tax elections forms using this amount.

Section 3.08 No Liability

Neither Dynamite, the Corporation nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver any election in accordance with the procedures set out in the tax instructions letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.01 Representations and Warranties of Tau

Tau hereby represents and warrants to Dynamite and Finco, and hereby acknowledges that each of Dynamite and Finco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a) Organization. Tau and each of the Tau Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Tau and each of the Tau Subsidiaries is registered, licensed or otherwise qualified as a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified except where the lack of such registration, licensing or qualification would not have a Material Adverse Effect on Tau. All of the outstanding shares of the Tau Subsidiaries are validly issued, fully paid and non-assessable. All of the outstanding shares of the Tau Subsidiaries are owned, directly or indirectly, by Tau. Except as disclosed in the Tau Disclosure Letter, the outstanding shares of each of the Tau Subsidiaries are owned free and clear of all Encumbrances and neither Tau nor any of the Tau Subsidiaries is liable to any Tau Subsidiary or to any creditor in respect thereof. Except pursuant to this Agreement and the transactions contemplated hereby, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Tau Subsidiaries from either Tau or any of the Tau Subsidiaries.

(b) Capitalization. The authorized capital of Tau is GBP 10,000,000 divided into 1,000,000,000 Tau Ordinary Shares of GBP0.01 each, of which 183,000,002 Tau Ordinary Shares are in issue and 50,000,000 Tau Ordinary Shares are set aside for issue under the Tau Options. The Tau Options are described in the Tau Disclosure Letter. Except for the Tau Options and except pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating or requiring Tau or any of the Tau Subsidiaries or which provide for the election by Tau or the Tau Subsidiaries to issue or sell any securities of Tau or any of the Tau Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any securities of Tau or any of the Tau Subsidiaries. All outstanding Tau Ordinary Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights and have been issued in compliance with all applicable securities laws. There are no outstanding bonds, debentures or other evidences of indebtedness of Tau or any of the Tau Subsidiaries having the right to vote with the Tau Shareholders on any matter. There are no outstanding contractual obligations of Tau or of any of the Tau Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Tau Ordinary Shares or with respect to the voting or disposition of any outstanding Tau Ordinary Shares.

(c) Authority. Tau has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Tau as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Tau and the completion by Tau of the transactions contemplated by this Agreement have been authorized by the directors of Tau and no other corporate proceedings on the part of Tau are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Tau of the Directors Circular. This Agreement has been executed and delivered by Tau and constitutes a legal, valid and binding obligation of Tau, enforceable against Tau in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed in the Tau Disclosure Letter, the execution and delivery by Tau of this Agreement and the performance by Tau of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i) result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A) the articles or by-laws (or their equivalent) of Tau or any of the Tau Subsidiaries,

(B) any Law, or

(C) any contract, agreement, licence or permit to which Tau or any of the Tau Subsidiaries is bound or is subject to or of which Tau or any of the Tau Subsidiaries is the beneficiary;

(ii) give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Tau or any of the Tau Subsidiaries, to come due before its stated maturity or cause any available credit to cease to be available;

(iii) result in the imposition of any Encumbrance upon any of the property or assets of Tau or any of the Tau Subsidiaries or restrict, hinder, impair or limit the ability of Tau or any of the Tau Subsidiaries to conduct the business of Tau or any of the Tau Subsidiaries as and where it is now being conducted; or

(iv) result in any payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of Tau or any Tau Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Tau or any Tau Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Tau or any of the Tau Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Tau of the transactions contemplated hereby.

(d) Directors' Approvals. The Board of Directors of Tau have unanimously:

(v) determined that the Offered Consideration is fair to the Tau Shareholders and the Offer is in the best interests of Tau;

(vi) determined that they intend unanimously to recommend in the Directors' Circular that the Tau Shareholders accept the Offer; and

(vii) authorized the entering into of this Agreement, and the performance of its provisions, by Tau.

(e) Tau Subsidiaries. The only Subsidiaries of Tau are the Tau Subsidiaries and Tau does not own a direct or indirect interest in any other corporation or entity.

(f) No Defaults. Dynamite has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of Tau or any of the Tau Subsidiaries and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither Tau nor any of the Tau Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Tau.

(g) Absence of Changes. Since March 31, 2007 except as disclosed in the Tau Disclosure Letter:

(i) Tau and each of the Tau Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii) neither Tau nor any of the Tau Subsidiaries has incurred or suffered a Material Adverse Change;

(iii) there has not been any acquisition or sale by Tau or any of the Tau Subsidiaries of any material property or assets thereof;

(iv) other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Tau or any of the Tau Subsidiaries of any debt for borrowed money, any creation or assumption by Tau or any of the Tau Subsidiaries of any Encumbrance, any making by Tau or any of the Tau Subsidiaries, of any loan, advance or capital contribution to or investment in any other person or any entering into, amendment of, relinquishment, termination or non-renewal by Tau or any of the Tau Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Tau;

(v) Tau has not declared or paid any dividends or made any other distribution on any of the Tau Ordinary Shares;

(vi) Tau has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Tau Ordinary Shares;

(vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Tau or any of the Tau Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

(viii) Tau has not effected any material change in its accounting methods, principles or practices; and

(ix) Tau has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h) Employment Agreements. Other than as disclosed in the Tau Disclosure Letter:

(i) neither Tau nor any of the Tau Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Tau or any of the Tau Subsidiaries;

(ii) neither Tau nor any of the Tau Subsidiaries has any employee or consultant whose employment or contract with Tau or the Tau Subsidiary, respectively, cannot be terminated without payment of one month's salary; and

(iii) neither Tau nor any of the Tau Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Tau, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Tau, pending or threatened strike or lockout.

(i) Financial Matters. The audited financial statements of Tau for the financial year ended March 31, 2007 were prepared in accordance with International Standards, consistently applied, and fairly present in all material respects the consolidated financial condition of Tau at the respective dates indicated and the results of operations of Tau for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Tau on a consolidated basis in accordance with International Standards. Neither Tau nor any of the Tau Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of Tau for the financial year ended March 31, 2007.

(j) Books and Records. The corporate records and minute books of Tau and the Tau Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Tau. Financial books and records and accounts of Tau and the Tau Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Tau and the Tau Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Tau. Tau has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of Tau, and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with International Standards or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

(k) Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Tau, threatened against or relating to Tau or any of the Tau Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Tau, threatened against or relating to Tau or, any of the Tau Subsidiaries, before any Governmental Entity. Neither Tau nor any of the Tau Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money as a condition to or a necessity for the right or ability of Tau or the Tau Subsidiary, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(l) Title to Properties and Condition of Assets. Except as disclosed in the Tau Disclosure Letter, each of Tau and the Tau Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in the Tau Disclosure Letter. Furthermore, all real and tangible personal property of each of Tau and the Tau Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(m) Insurance. Tau maintains policies of insurance in amounts and in respect of such risks as are deemed to be appropriate by management and such policies are in full force and effect as of the date hereof.

(n) Environmental. Except as disclosed in the Tau Disclosure Letter:

(i) Each of Tau and the Tau Subsidiaries is and has been in compliance with all applicable Environmental Laws.

(ii) The Tau Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws. None of Tau, the Tau Subsidiaries or any other person in control of any Tau Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Tau Property, except in compliance with all Environmental Laws. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Tau Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws. To the knowledge of Tau, there are no Hazardous Substances at, in, on, under or migrating from Tau Property, except in material compliance with all Environmental Laws.

(iii) None of Tau, the Tau Subsidiaries or any other person for whose actions Tau or a Tau Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Tau, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Tau or any of the Tau Subsidiaries. No site or facility now or, to the knowledge of Tau, previously owned, operated or leased by Tau or any of the Tau Subsidiaries is listed or, to the knowledge of Tau, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(iv) None of Tau, the Tau Subsidiaries or any other person for whose actions Tau or a Tau Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Tau Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Tau; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Tau Properties or the assets of any of Tau or the Tau Subsidiaries.

(v) None of the Tau Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws.

(vi) None of Tau or the Tau Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person related to any of the Tau Properties which is pending as of the date hereof.

(vii) Tau has made available to Dynamite a copy of all environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies related to any of the Tau Properties which are in the possession of Tau or any of the Tau Subsidiaries.

(o) Tax Matters.. Except as disclosed in the Tau Disclosure Letter, Tau and the Tau Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, in a timely manner, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit is disclosed in the Tau Disclosure Letter and would not have a Material Adverse Effect on Tau. Tau has provided adequate accruals in accordance with International Standards in its financial statements for the financial year ended March 31, 2007 for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Tau, there are no material proposed (but unassessed) additional Taxes and none have been asserted by any taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above or otherwise, and no waiver of any statute of limitations has been given or requested with respect to Tau or any of the Tau Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(p) Intellectual Property. Neither Tau nor the Tau Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Tau and the Tau Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of Tau.

(q) Pension and Employee Benefits.

(i) Tau and the Tau Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Tau and the Tau Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Tau or the Tau Subsidiaries, as the case may be (collectively referred to in this subsection as the "Tau Plans") and all Tau Plans maintained by or binding upon Tau or any of the Tau Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Tau or any of the Tau Subsidiaries from any such regulatory authority.

(ii) No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Tau Plan maintained by or binding upon Tau or any of the Tau Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

(r) Compliance with Laws. Tau and the Tau Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Tau.

(s) No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Tau or the Tau Subsidiaries of any of the material assets of Tau or any of the Tau Subsidiaries, other than as described or contemplated herein.

(t) Certain Contracts. Neither Tau nor any of the Tau Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Tau or the Tau Subsidiaries are conducted, (ii) limit any business practice of Tau or any Tau Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Tau or any Tau Subsidiary in any material respect.

(u) Place of Principal Offices. The principal offices of Tau are not located within the United States.

(v) Location of Assets and U.S. Sales. All of the assets and property of Tau and the Tau Subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $59.8 million during Tau's most recent financial year.

(w) Foreign Private Issuer. As of the date hereof, Tau is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(x) Investment Company Status. Tau is not registered, and is not required to be registered, as an investment company, under the 1940 Act.

(y) United States Tau Shareholders. Tau Shareholders resident in the United States hold 10% or less of the currently outstanding Tau Ordinary Shares.

(z) Full Disclosure. Tau has made available to Dynamite all material information, including financial, operational and other information, in respect of Tau and the Tau Subsidiaries and all such information as made available to Dynamite is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

(aa) No Broker's Commission. Tau has not entered into any agreement that would entitle any person to any valid claim against Tau for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees disclosed in the Tau Disclosure Letter.

Section 4.02 Representations and Warranties of Dynamite and Finco

Each of Dynamite and Finco hereby represents and warrants to Tau, and hereby acknowledges that Tau is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a) Organization. Each of Dynamite and Finco has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of Dynamite and Finco is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Dynamite.

(b) Capitalization. Dynamite is authorized to issue an unlimited number of Dynamite Common Shares and an unlimited number of preferred shares, issuable in series. As at July 9, 2007 there were 29,505,000 Dynamite Common Shares and no preferred shares outstanding, an aggregate of 2,650,000 Dynamite Common Shares were set aside for issue under the Dynamite Options and an aggregate of 14,547,000 Dynamite Common Shares were set aside for issue under the Dynamite Warrants. Except for the Dynamite Options and the Dynamite Warrants and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Dynamite to issue or sell any shares of Dynamite or any securities or obligations of any kind convertible into or exchangeable for any shares of Dynamite. All outstanding Dynamite Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Dynamite having the right to vote with the Dynamite Shareholders on any matter. There are no outstanding contractual obligations of Dynamite to repurchase, redeem or otherwise acquire any outstanding Dynamite Common Shares or with respect to the voting or disposition of any outstanding Dynamite Common Shares.

(c) Authority. Each of Dynamite and Finco has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Dynamite and Finco as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Dynamite and Finco and the completion by Dynamite and Finco of the transactions contemplated by this Agreement have been authorized by the directors of Dynamite and Finco, respectively, and no other corporate proceedings on the part of Dynamite or Finco are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by each of Dynamite and Finco and constitutes a legal, valid and binding obligation of each of Dynamite and Finco, enforceable against Dynamite and Finco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity.

(d) Directors' Approvals. The directors of Dynamite authorized the entering into of this Agreement, and the performance of its provisions, by Dynamite.

(e) Place of Principal Offices of Dynamite. The principal offices of Dynamite are not located within the United States.

(f) Location of Assets and U.S. Sales for Dynamite. All of the assets and property of Dynamite and its subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $59.8 million during Dynamite's most recent financial year.

(g) Foreign Private Issuer - Dynamite. As of the date hereof, Dynamite is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(h) Investment Company Status of Dynamite. Dynamite is not registered, and is not required to be registered, as an investment company under the 1940 Act.

(i) Place of Principal Offices of Finco. The principal offices of Finco are not located within the United States.

(j) Location of Assets and U.S. Sales for Finco. All of the assets and property of Finco and its subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $59.8 million during Finco's most recent financial year.

(k) Foreign Private Issuer - Finco. As of the date hereof, Finco is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(l) Investment Company Status of Finco. Finco is not registered, and is not required to be registered, as an investment company under the 1940 Act.

Section 4.03 Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by Dynamite, Finco or Tau and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 5
COVENANTS

Section 5.01 Covenants of Tau

Subject to Section 6.01, Tau hereby covenants and agrees with Dynamite and Finco as follows:

(a) Dynamite Meeting. In a timely and expeditious manner, Tau shall provide to Dynamite such information concerning Tau as Dynamite may reasonably request for inclusion in the Proxy Circular such that the Proxy Circular can be prepared in accordance with all applicable Laws and contain the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto.

(b) Amendments. In a timely and expeditious manner, Tau shall prepare (in consultation with Dynamite) and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Proxy Circular (which amendments or supplements shall be in a form satisfactory to Dynamite, acting reasonably) with respect to the Dynamite Meeting.

(c) Copy of Documents. Except for proxies and other non-substantive communications, Tau shall furnish promptly to Dynamite a copy of each notice, report, schedule or other document or communication delivered, filed or received by Tau in connection with this Agreement or the Offer, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(d) Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Tau shall, and shall cause the Tau Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(e) Certain Actions Prohibited. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Tau shall not, without the prior written consent of Dynamite, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Tau Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Tau or any of the Tau Subsidiaries, other than the issue of Tau Ordinary Shares pursuant to the exercise of the Tau Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Tau Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) amend or propose to amend the articles or by-laws (or their equivalent) of Tau or any of the Tau Subsidiaries or any of the terms of the Tau Options as they exist at the date of this Agreement;

(iv) split, combine or reclassify any of the securities of Tau or any of the Tau Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the securities of Tau;

(v) redeem, purchase or offer to purchase, or permit any of the Tau Subsidiaries to redeem, purchase or offer to purchase, any Tau Ordinary Shares and any options or obligations or rights under existing contracts, agreements and commitments;

(vi) reorganize, amalgamate or merge Tau or any of the Tau Subsidiaries with any other person;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Tau Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) in the case of Tau and the Tau Subsidiaries: (A) satisfy or settle any claim or dispute, (B) relinquish any contractual rights or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Tau Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x) except as required by generally accepted accounting principle to which Tau or any Tau Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Tau or make any material tax election inconsistent with past practice; or

(xi) enter into, or cause any Tau Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(f) Employment Arrangements. Without the prior written consent of Dynamite, Tau shall not, and shall cause the Tau Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Tau or any of the Tau Subsidiaries.

(g) Insurance. Tau shall use its reasonable efforts, and shall cause the Tau Subsidiaries to use their reasonable efforts, to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(h) Certain Actions. Tau shall:

(i) not take any action, or refrain from taking any action (subject to reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Tau in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Tau; and

(ii) promptly notify Dynamite of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Tau, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Tau of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Tau contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(i) No Compromise. Tau shall not, and shall cause the Tau Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Tau in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Dynamite.

(j) Contractual Obligations. Tau shall not, and shall cause the Tau Subsidiaries not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Tau or any of the Tau Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(k) Satisfaction of Conditions. Subject to Section 8.01 hereof, Tau shall use all reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its reasonable efforts to:

(i) obtain all consents, approvals and authorizations as are required to be obtained by Tau or any of the Tau Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Tau;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(iv) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by Tau; and

(v) cooperate with Dynamite and Finco in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Tau to pay or cause to be paid any monies to cause such performance to occur.

(l) Keep Fully Informed. Without limiting the provisions of Subsection 5.01(e) hereof, Tau shall use reasonable efforts to conduct itself so as to keep Dynamite fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(m) Cooperation. Tau shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(n) Representations. Tau shall use its reasonable efforts to conduct its affairs and to cause the Tau Subsidiaries to conduct their affairs so that all of the representations and warranties of Tau contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(o) Information. Tau shall continue to make available and cause to be made available to Dynamite and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Dynamite to effect a thorough examination of Tau and the Tau Subsidiaries and the business, properties and financial status thereof, and shall cooperate with Dynamite in securing access for Dynamite to any documents, agreements, corporate records or minute books not in the possession or under the control of Tau. Subject to applicable Laws, upon reasonable notice, Tau shall, and shall cause the Tau Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Dynamite reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Tau and the Tau Subsidiaries, and, during such period, Tau shall, and shall cause the Tau Subsidiaries to, furnish promptly to Dynamite all information concerning the business, properties and personnel of Tau and the Tau Subsidiaries as Dynamite may reasonably request.

(p) Title Opinions. Tau shall deliver title opinions with respect to the two mining licenses in the Kyrgyz Republic held by Tau's wholly owned Subsidiary, Long Alpha Mining Limited (the "**Title Opinions**").

(q) Closing Documents. Tau shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions (including corporate law opinions with respect to the Tau Subsidiaries) and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

Section 5.02 Covenants of Dynamite and Finco

Each of Dynamite and Finco hereby covenants and agrees with Tau as follows:

(a) Copy of Documents. Except for proxies and other non-substantive communications, Dynamite and Finco shall furnish promptly to Tau a copy of each notice, report, schedule or other document or communication delivered, filed or received by Dynamite or Finco in connection with the Offer, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting the Offer.

(b) Certain Actions. Dynamite and Finco shall:

(i) not take any action, or refrain from taking any action (subject to reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Dynamite or Finco in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or which would or could have a Material Adverse Effect on Dynamite, provided that Dynamite or Finco may take any such action or refrain from taking such action (subject to reasonable efforts) as a result of this Agreement, in the event they immediately notify Tau in writing of such circumstances; and

(ii) promptly notify Tau of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Dynamite, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Dynamite or Finco of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Dynamite or Finco contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(c) Satisfaction of Conditions. Subject to section 6.01 hereof, Dynamite and Finco shall use all reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to their obligations to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their reasonable efforts to:

(i) obtain all consents, approvals and authorizations as are required to be obtained by Dynamite or Finco under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Dynamite;

(ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii) oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(iv) fulfill all conditions and satisfy all provisions of this Agreement and the Offer required to be fulfilled or satisfied by them; and

(v) cooperate with Tau in connection with the performance by Tau of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Dynamite to pay or cause to be paid any monies to cause such performance to occur.

(d) Cooperation. Dynamite and Finco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(e) Representations. Dynamite and Finco shall use reasonable efforts to conduct their affairs such that all of the representations and warranties of Dynamite and Finco contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(f) Information. Dynamite shall make available and cause to be made available to Tau and the agents and advisors thereto information reasonably requested by Tau for the purposes of confirming the representations and warranties of Dynamite set out in section 4.02 of this Agreement.

Section 5.03 Filings and Authorizations

Each of the Offeror and Tau, as promptly as practicable after the execution and delivery of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it, as may be required for the Offeror to make and consummate the Offer, (ii) use all its commercially reasonable efforts to obtain, or cause to be obtained, and secure all necessary approvals; and (iii) use all commercially reasonable efforts to take, or cause to be taken, all other actions necessary, proper or advisable in order for it to fulfill its obligations under this Agreement including fulfilling as soon as is practicable any reasonable requests for additional information. Subject to any applicable Laws the parties will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, without limitation, providing each other with all notices and information supplied or filed with any Governmental Entity (except for notices and information which the Offeror or Tau, in each case acting reasonably, considers confidential and sensitive which may be filed on a confidential basis), and all notices and correspondence received from any Governmental Entity.

Section 5.04 Extension of the Offer

The parties acknowledge that if prior to the Expiry Date the Offeror becomes aware that any condition set out in Schedule "B" is unlikely to be satisfied or performed or, where appropriate, be capable of waiver, prior to the Expiry Date, it may, prior to such date, in accordance with applicable Laws, extend the period during which acceptances may be deposited under the Offer, subject to Subsection 7.01(g).

ARTICLE 6
CONDITIONS TO THE ARRANGEMENT

Section 6.01 Dynamite and Finco Conditions

The respective obligations of Dynamite and Finco to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to Dynamite, and shall not have been set aside or modified in a manner unacceptable to Dynamite, acting reasonably, on appeal or otherwise;

(b) the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Dynamite Meeting by the Dynamite Shareholders in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c) the Final Order shall have been granted in form and substance satisfactory to Dynamite, and shall not have been set aside or modified in a manner unacceptable to Dynamite, on appeal or otherwise;

(d) the Articles of Arrangement shall be in form and substance satisfactory to Dynamite;

(e) there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on Dynamite;

(f) (A) the TSXV shall have conditionally approved the listing thereon of the Common Shares and Warrants to be issued pursuant to the Arrangement (including the Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Dynamite Options and the Dynamite Warrants) as of the Effective Date, or as soon as possible thereafter, and (B) the TSXV shall have, if required, accepted notice for filing of all transactions of Dynamite contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSXV;

(g) (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Dynamite or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are satisfactory to Dynamite;

(h) the Common Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the Common Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

(i) this Agreement shall not have been terminated pursuant to Article 7 hereof; and

(j) Dynamite Shareholders holding no more than 5% of the outstanding Dynamite Common Shares shall have exercised the right to dissent contemplated by section 5.01 of the Plan of Arrangement (and not withdrawn such exercise).

The foregoing conditions are for the mutual benefit of Dynamite and Finco and may be waived by mutual consent of Dynamite and Finco in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 6.02 hereof, Dynamite and Finco may terminate this Agreement by written notice to the other parties hereto.

Section 6.02 Merger of Conditions

The conditions set out in sections 6.01 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issue of the Certificate.

ARTICLE 7
TERMINATION AND WAIVER

Section 7.01 Termination

This Agreement may be terminated by notice in writing:

(a) at any time prior to the Effective Date by mutual consent of Dynamite and Tau;

(b) by the Offeror, if any pre-condition to making the Offer set forth in Subsection 3.01Section 1.1(d) is not satisfied or waived by July 16, 2007;

(c) by the Offeror, if any condition of the Offer set forth in Schedule B is not satisfied or, where capable of waiver, waived by the Expiry Time, as such Expiry Time may be extended by the Offeror in its sole discretion pursuant hereto, and the Offeror has not elected to waive such condition;

(d) by the Offeror, at any time if:

(i) Tau shall have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a Material Adverse Effect on Tau, or if any such representations or warranties shall in all respects have become untrue or incorrect in any respect after the date of this Agreement; or

(ii) Tau shall have breached in any material respect any of its other representations and warranties contained in this Agreement, or if any such representations or warranties shall in any material respects have become untrue or incorrect after the date of this Agreement;

and any such breach or failure to be true and correct is incapable of being cured by Tau or is not cured within 10 days of written notice thereof (or, if the Expiry Time is less than 10 days from the date of such notice, such lesser period of time as expires at the Expiry Time);

(e) by the Offeror, at any time if Tau is in default of (i) Section 8.01 of this Agreement, or (ii) any other covenant or obligation under this Agreement where such default is reasonably likely to (A) prevent or materially delay consummation of the transactions contemplated by this Agreement, (B) result in a breach of Tau's representations and warranties contained in this Agreement, and/or (C) result in a Material Adverse Effect;

(f) by Tau at any time if either Dynamite or Finco is in breach of any of its representations or warranties or (except as provided in Subsection 7.01(j)) in default of any covenant or obligation under this Agreement and such breach or default is reasonably likely to prevent or materially delay consummation of the transactions contemplated by this Agreement;

(g) by Tau, if the Offeror has not taken up and paid for at least 90% of the Tau Ordinary Shares (or such lesser percentage as the Offeror may decide) to which the Offer relates within 75 days after the Offer is commenced, otherwise than as a result of the breach by Tau of any covenant or obligation under this Agreement or as a result of any representation or warranty of Tau in this Agreement being untrue or incorrect in any material respect; provided, however, that if the Offeror's take-up and payment for Tau Ordinary Shares in respect of which acceptances have been deposited under the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Tau Ordinary Shares in respect of which acceptances are deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by Tau pursuant to this Subsection 7.01(g) until the earlier of (i) 120 days after the Offer is commenced and (ii) the eleventh Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(h) by the Offeror if: (i) the Board of Directors of Tau withdraws, modifies, changes or qualifies (or resolves to do so) its approval or recommendation of this Agreement or the Offer in a manner adverse to the Offeror; or (ii) the Board of Directors of Tau or any committee thereof approves or recommends, or publicly proposes to approve or recommend, an Acquisition Proposal; or (iii) the Board of Directors of Tau or any committee thereof fails to publicly recommend or reaffirm its approval or recommendation of the Offer within 2 calendar days of any written request by the Offeror (or, in the event that the Offer shall be scheduled to expire within such 2 calendar day period, prior to the scheduled expiry of the Offer);

(i) by Tau, if Tau proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 8.02 provided that Tau has not breached any of its covenants, agreements or obligations in this Agreement;

(j) by Tau, provided that as at such time (x) it has complied with its covenants and obligations under this Agreement, (y) it has prepared, approved and delivered to the Offeror the Directors' Circular in the manner contemplated by Section 3.01(e)(iii), and (z) its representations and warranties are true and correct, if the Offeror does not commence the Offer and mail the Offer Documents by July 31, 2007 (except where the making of the Offer is delayed by (i) an injunction or order made by a court or regulatory authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offer to be made; provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, in which case this Agreement shall not be terminated by the Company pursuant to this Subsection 7.01(j) until the earlier of (a) 120 days from the date this Agreement becomes effective and (b) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(k) by Tau, at any time if:

(i) the Offeror shall have breached in any respect any of its representations and warranties that are qualified by a reference to materiality or a Material Adverse Effect on the Offeror, or if any such representations or warranties shall in all respects have become untrue or incorrect in any respect after the date of this Agreement; or

(ii) the Offeror shall have breached in any material respect any of its other representations and warranties contained in this Agreement, or if any such representations or warranties shall in any material respects have become untrue or incorrect after the date of this Agreement;

and any such breach or failure to be true and correct is incapable of being cured by the Offeror or is not cured within 10 days of written notice thereof (or, if the Expiry Time is less than 10 days from the date of such notice, such lesser period of time as expires at the Expiry Time).

Section 7.02 Waiver

At any time prior to the Effective Date, either the Offeror or Tau may: (a) extend the time for the performance of any of the obligations or other acts of the other party; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements or conditions are intended for its benefit.

ARTICLE 8
NON-SOLICITATION

Section 8.01 Covenant Regarding Non-Solicitation

(a) Tau shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Tau or any of the Tau Subsidiaries, or otherwise:

(i) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

(ii) participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Acquisition Proposal or potential Acquisition Proposal;

(iii) agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal;

(iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal;

(v) make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Tau to approve the transactions contemplated hereto in Article 8,

provided, however, that, notwithstanding the preceding part of this subsection 8.01(a), but subject to the following provisions of Article 8 of this Agreement, nothing shall prevent or restrict the directors of Tau from considering or negotiating any unsolicited bona fide Acquisition Proposal that would be a Superior Proposal or from approving, recommending to the Tau Shareholders or entering into an agreement in respect of a Superior Proposal from any person in accordance with the provisions of the following subsections of this Article 8 but in each case only if the Acquisition Proposal did not result from a breach of this Agreement by Tau and if the directors of Tau determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Dynamite) that such action is required for such directors to comply with fiduciary duties under applicable Laws.

(b) Tau acknowledges that it has not, and is not currently, engaged in any discussions or negotiations with any parties (other than Dynamite) in connection with any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and it shall, and shall cause the officers, directors, employees, representatives and agents of Tau and its subsidiaries to, continue to not have discussions or negotiations with any parties (other than Dynamite) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Tau agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Tau further agrees not to release any third party from any standstill agreement or provision to which such third party is a party. Tau shall immediately request the return or destruction of all information provided to any third party which has entered into a confidentiality agreement with Tau relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c) Within 24 hours of the receipt by any director or officer of Tau of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Tau or any of the Tau Subsidiaries in connection with any potential Acquisition Proposal or for access to the properties, books or records of Tau or any of the Tau Subsidiaries by any person that informs Tau or any of the Tau Subsidiaries that it is considering making, or has made, an Acquisition Proposal, Tau shall notify Dynamite thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as Dynamite may reasonably request.

(d) If Tau receives a request for material non-public information from a person who is considering making or has made a *bona fide* Acquisition Proposal (the existence and content of which have been disclosed to Dynamite), and the directors of Tau determine that such proposal would be, if consummated in accordance with its terms, a Superior Proposal or does constitute a Superior Proposal and Tau is permitted, subject to and as contemplated under this Section 8.01 then, and only in such case, the directors of Tau may, subject to the execution of a confidentiality agreement and providing for a standstill agreement other than to effect a Superior Proposal, provide such person with access to information regarding Tau; provided, however, that the person who is considering making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Tau sends a copy of any such confidentiality agreement to Dynamite immediately upon the execution thereof and Dynamite is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Dynamite and Dynamite is immediately provided with access to similar information.

(e) Tau shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by Tau are aware of the provisions of this section 8.01, and Tau shall be responsible for any material breach of this section 8.01 by its financial advisors or other advisors or representatives.

Section 8.02 Notice of Superior Proposal Determination

(a) Tau and the directors of Tau shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by subsection 8.01(d) hereof) on the basis that it would constitute a Superior Proposal, unless (i) Tau has complied with its obligations under Section 8.01 and the other provisions of this Article 8, (ii) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Tau completes any similar transaction with Dynamite or any of its affiliates agreed prior to any termination of this Agreement, (iii) it has provided Dynamite with the information about such Acquisition Proposal as required under subsection 8.01(c) which the directors of Tau have determined would be a Superior Proposal pursuant to subsection 8.01(a) hereof, and (iv) five Business Days shall have elapsed from the later of the date Dynamite received notice of the determination of the directors of Tau to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal and the date Dynamite received the documents pursuant to Subsection 8.01(a) hereof.

(b) During the five Business Days referred to in subsection 8.02(a) hereof, Dynamite shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Offer. The directors of Tau shall review any offer by Dynamite to amend the terms of this Agreement and the Offer in order to determine in good faith, as of the later of the dates referred to in paragraph 8.02(a)(ii) hereof, whether the offer of Dynamite upon acceptance by Tau would at least match the value per Tau Ordinary Share of the Superior Proposal. If the directors of Tau so determine, Tau shall enter into an amended agreement with Dynamite reflecting the amended proposal of Dynamite and will promptly reaffirm its recommendation of the Offer as amended.

(c) Tau acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Subsection 8.02(a) hereof and shall initiate an additional five Business Day period.

ARTICLE 9
AMENDMENT

Section 9.01 Amendment

Subject to Section 9.02, this Agreement may, at any time and from time to time before or after the holding of the Dynamite Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Dynamite Shareholders and any such amendment may, without limitation:

(a) change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b) waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d) waive compliance with or modify any condition herein contained.

Section 9.02 Amendment by Dynamite

Notwithstanding the provisions of Section 9.01, the provisions of Article 2 and the Plan of Arrangement may be amended by Dynamite in its sole discretion, subject to any required approvals by Dynamite Shareholders or the Court.

ARTICLE 10
GENERAL

Section 10.01 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a) if to Tau:

Tau Mining Limited
c/o Third Floor
15 Poland Street
London W1F 8QE

Attention: David Argyle
Facsimile: 020 7440 1821

with a copy (which shall not constitute notice) to:

Ronaldsons
55 Gower Street
London WC1E 6HQ
United Kingdom

Attention: Dominic Traynor/Stephen Ronaldson
Facsimile: +44 20 7580 7429

(b) if to Dynamite or Finco:

Dynamite Resources Ltd.
65 Queen Street West
Suite 815, P.O. Box 75
Toronto, Ontario
M2H 2M5

Attention: Stan Bharti
Facsimile: 416-861-9622

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention: John Vettese
Facsimile: (416) 360-8877

Section 10.02 Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Tau (if either Dynamite or Finco is the breaching party) or Dynamite and Finco (if Tau is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof Dynamite, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto. Notwithstanding anything herein to the contrary, the only available remedy to any party hereto in the event of a breach of a representation or warranty made by any other party hereto, will be the remedy of termination of the Agreement pursuant to Section 7.01, and not, for greater certainty, any remedy for monetary damages.

Section 10.03 Expenses

The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Dynamite Meeting, and the preparation and mailing of the Proxy Circular, Offer Documents and Directors Circular including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 10.03 shall survive the termination of this Agreement.

Section 10.04 Time of the Essence

Time shall be of the essence in this Agreement.

Section 10.05 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 10.06 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Section 10.07 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

Section 10.08 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Section 10.09 Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 10.01 hereof.

Section 10.10 No Personal Liability

(a) No director or officer of Tau shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Dynamite or Finco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Tau.

(b) No director or officer of Dynamite or Finco shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Tau under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Dynamite or Finco.

Section 10.11 Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

DYNAMITE RESOURCES LTD.
Per:

"Signed"

6803725 CANADA INC.
Per:

"Signed"

TAU MINING LIMITED
Per:

"Signed"

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 *Definitions*

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "affiliate" shall have the meaning ascribed to such term under the CBCA but shall not include Finco;

(b) "Amalgamating Corporations" means Dynamite and Finco collectively and "Amalgamating Corporation" means either one of them;

(c) "Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

(d) "Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

(e) "Arrangement Agreement" means the arrangement agreement dated as of July 10, 2007 between Dynamite, Finco and Tau, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(f) "Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

(g) "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

(h) "Cash/Share Consideration" means cash consideration of $0.15 and one sixteenth of one Common Share for each Tau Ordinary Share;

(i) "CBCA" means the *Canada Business Corporations Act*;

(j) "Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 192(7) of the CBCA;

(k) "Common Shares" means the common shares which the Corporation is authorized to issue and having the rights, privileges, restrictions and conditions set forth in section 4.04 hereof;

(l) "Compensation Options" means compensation options of the Corporation to purchase an aggregate of 3,375,000 Common Shares and 3,375,000 Warrants;

(m) "Corporation" means the corporation continuing from the Amalgamation;

(n) "Court" means the Ontario Superior Court of Justice;

(o) "Depositary" means Computershare Trust Company, being the depositary appointed by Dynamite for the purpose of, among other things, exchanging certificates in connection with the Arrangement and the Offer;

(p) "Director" means the director appointed pursuant to section 260 of the CBCA;

(q) "Dissent Procedures" means the procedures set forth in section 190 of the CBCA required to be taken by a registered holder of Dynamite Common Shares to exercise the right of dissent in respect of such Dynamite Common Shares and a registered holder of Finco Common Shares to exercise the right of dissent in respect of such Finco Common Shares in connection with the Arrangement (in each case, as may be amended by the Final Order);

(r) "Dissenting Shareholders" means the registered holders of Dynamite Ordinary Shares or Finco Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

(s) "Dynamite" means Dynamite Resources Ltd., a corporation existing under the CBCA;

(t) "Dynamite Common Shares" means the common shares in the capital of Dynamite;

(u) "Dynamite Meeting" means the special meeting, including any adjournments or postponements thereof, of the holders of Dynamite Common Shares held, among other things, to consider and, if deemed advisable, approve the Arrangement;

(v) "Dynamite Options" means the outstanding options to purchase an aggregate of 2,650,000 Dynamite Common Shares issued pursuant to the Dynamite Share Option Plan and otherwise;

(w) "Dynamite Share Option Plan" means the amended share option plan of Dynamite;

(x) "Dynamite Warrants" means the outstanding warrants to purchase an aggregate of 14,547,000 Dynamite Common Shares;

(y) "Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement;

(z) "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

(aa) "Final Order" means the order of the Court pursuant to subsection 192(4) of the CBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(bb) "Finco" means 6803725 Canada Inc., a corporation continued under the CBCA (formerly Tau Finance Inc., a corporation incorporated under the *Business Corporations Act* (Ontario);

(cc) "Finco Common Shares" means the common shares in the capital of Finco;

(dd) "Finco Compensation Options" means outstanding compensation options to purchase an aggregate of 3,375,000 Finco Common Shares and 3,375,000 Finco Warrants

(ee) "Finco Warrants" means outstanding warrants to purchase an aggregate of 56,250,000 Finco Common Shares;

(ff) "Former Shareholders" means the holders of Dynamite Common Shares and Tau Ordinary Shares immediately prior to the Effective Time;

(gg) "Interim Order" means the interim order of the Court, as such order may be amended, pursuant to subsection 192(4) of the CBCA made in connection with the Arrangement;

(hh) "Meeting Date" means the date of the Dynamite Meeting;

(ii) "Offer" means the offer to be made by Dynamite and Finco collectively by way of a take-over bid for all of the outstanding Tau Ordinary Shares, subject to the terms and conditions of the Arrangement Agreement.

(jj) "Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(kk) "Proxy Circular" means the management information circular prepared by Dynamite in respect of the Dynamite Meeting;

(ll) "Share Consideration" means one quarter of one Common Share and one quarter of one Warrant for each Tau Ordinary Share;

(mm) "Tau" means Tau Mining Limited, a Company incorporated under the Companies Act 1985 in England and Wales with registered number 5723178;

(nn) "Tau Ordinary Shares" means the ordinary shares of GBP 0.01 each in the capital of Tau; and

(oo) "Warrants" means the warrants of the Corporation to be issued in exchange for Finco Warrants and as part of the Offer.

In addition, words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02 *Interpretation Not Affected by Headings*

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 *Number, Gender and Persons*

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 *Date for any Action*

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE THREE
ARRANGEMENT

Section 3.01 *Arrangement*

On the Effective Date at the times set out below, the following shall occur without any further act or formality:

(a) each Dissenting Shareholder will be entitled to dissent from the Plan of Arrangement in accordance with the provisions of the Plan of Arrangement and the CBCA. Under the Plan of Arrangement, any Dissenting Shareholder will be considered to have ceased to be a shareholder of Dynamite or Finco, as applicable, at the Effective Time, but immediately before any other transactions that will occur under the Plan of Arrangement. Accordingly, the Dynamite Common Shares and Finco Common Shares, as applicable, held by a Dissenting Shareholder will no longer be considered to be outstanding for the purpose of the remaining corporate law transactions under the Plan of Arrangement. After the completion of the Plan of Arrangement, each such Dissenting Shareholder will be entitled to be paid the fair value of its Dynamite Common Shares and Finco Common Shares, as applicable, in respect of which Dissent Procedures have been exercised;

(b) at 9:02 a.m., the Amalgamating Corporations shall be amalgamated and continue as one corporation on the terms prescribed in this Plan of Arrangement (the "Amalgamation") and:

   (i) the Corporation shall possess all of the property, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations;

   (ii) a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against the Corporation;

   (iii) the Articles of Arrangement shall be deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 104(1) of the CBCA, the Certificate shall be deemed to be the certificate of incorporation of the Corporation; and

   (iv) the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Effective Time;

(c) at 9:02 a.m., each Dynamite Common Share shall be converted into one Common Share and the holders thereof shall receive, for each Dynamite Common Share, one Common Share;

(d) at 9:02 a.m., each Finco Common Share owned by Dynamite shall be cancelled without any repayment of capital in respect thereof and shall not be converted into Common Shares and each remaining Finco Common Share shall be converted into one Common Share and the holders thereof shall receive, for each such Finco Common Share, one Common Share;

(e) at 9:02 a.m., each Finco Warrant shall be converted into one Warrant and the holders thereof shall receive, for each Finco Warrant, one Warrant;

(f) at 9:02 a.m., each Finco Compensation Option shall be converted into one Compensation Option and the holders thereof shall receive, for each Finco Compensation Option, one Compensation Option;

(g) at 9:02 a.m., each Dynamite Warrant shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Dynamite Common Shares otherwise issuable upon the exercise thereof, the number of Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Dynamite Common Shares to which such holder was theretofore entitled upon such exercise;

(h) at 9:02 a.m., each Dynamite Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Dynamite Common Shares otherwise issuable upon the exercise thereof, the number of Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Dynamite Common Shares to which such holder was theretofore entitled upon such exercise; and

(i) subsequent to the Amalgamation as set forth in subsection (b) and subject to the terms of the Offer, the Corporation shall issue one quarter of one Common Share and one quarter of one Warrant to those Tau Shareholders who elected to receive the Share Consideration pursuant to the Offer and $0.15 in cash and one sixteenth of one Common Share to those Tau Shareholders who elected to receive the Cash/Share Consideration pursuant to the Offer.

Section 3.02 *Post-Effective Time Procedures*

(a) On or promptly after the Effective Date, the Corporation shall deliver or arrange to be delivered to the Depositary certificates representing the Common Shares and Warrants required to be issued to Former Shareholders in accordance with the provisions of section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Shareholders for distribution to such Former Shareholders in accordance with the provisions of Article 6 hereof.

(b) Subject to the provisions of Article 6 hereof, Former Shareholders shall be entitled to receive delivery of the certificates representing the Common Shares and Warrants, as applicable, to which they are entitled pursuant to section 3.01 hereof.

Section 3.03 *No Fractional Common Shares*

No fractional Common Shares shall be issued to Former Shareholders. Any fractional number of Common Shares shall be paid in cash. Notwithstanding the foregoing, any holder of only a fractional share in the capital of Dynamite or Finco immediately prior to the Amalgamation shall receive one Common Share on the Amalgamation.

ARTICLE FOUR
THE CORPORATION

Section 4.01 *Name*

The name of the Corporation shall be "Dynamite Resources Ltd.".

Section 4.02 *Registered Office*

The registered office of the Corporation shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of the Corporation shall be 65 Queen Street West, Toronto, Ontario, M5H 2M5.

Section 4.03 *Authorized Capital*

The Corporation shall be authorized to issue an unlimited number of common shares (being the Common Shares).

Section 4.04 *Share Provisions*

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

(a) Voting. Holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Common Shares who are entitled to vote separately as a class or series at such meeting.

(b) Dividends. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority to or rateably with the Common Shares, holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine.

(c) Liquidation. In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Corporation.

Section 4.05 Stated Capital

The stated capital account maintained by the Corporation for the Common Shares shall, immediately after the Amalgamation, be an amount equal to the sum of (i) the aggregate of the stated capital account maintained by Dynamite in respect of the Dynamite Common Shares immediately prior to the Amalgamation and (ii) the aggregate of the stated capital account maintained by Finco in respect of the Finco Common Shares (other than the Finco Common Shares owned by Dynamite) immediately prior to the Amalgamation.

Section 4.06 *Directors*

(a) Minimum and Maximum. The directors of the Corporation shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten directors.

(b) Initial Directors. The number of directors on the board of directors shall initially be set at five. The initial directors of the Corporation immediately following the Amalgamation shall be the persons whose names and residential addresses appear below:

Name	Municipality of Residence
Stan Bharti	Toronto, Ontario
David Argyle	London, UK
Blair Kruger	Toronto, Ontario
Gerald McCarvill	Toronto, Ontario
Lewis MacKenzie	Ottawa, Ontario

The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

(c) Appointing Additional Directors. Between annual and general meetings of the Corporation, the directors of the Corporation may appoint one or more additional directors to serve until the next annual and general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors who hold office at the expiration of the last annual and general meeting.

Section 4.07 *Business and Powers*

There shall be no restriction on the business which the Corporation is authorized to carry on or on the powers which the Corporation may exercise.

Section 4.08 *By-Laws*

The by-laws of the Corporation, until repealed, amended or altered, shall be the by-laws of Finco.

ARTICLE FIVE
DISSENT PROCEDURES

Section 5.01 *Dissent Procedures*

Holders of Dynamite Common Shares and Finco Common Shares may exercise Dissent Procedures with respect to Dynamite Common Shares in connection with the Arrangement, provided that, notwithstanding the provisions of subsection 190(5) of the CBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 190(5) of the CBCA must be received by Dynamite not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Dynamite Meeting and provided further that holders who exercise such rights of dissent and who:

(a) are ultimately entitled to be paid fair value for their Dynamite Common Shares and Finco Common Shares, which fair value, notwithstanding anything to the contrary contained in section 190 of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be paid an amount equal to such fair value by the Corporation; and

(b) are ultimately not entitled, for any reason, to be paid fair value for their Dynamite Common Shares and Finco Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Dynamite Common Shares and Finco Common Shares and shall be entitled to receive only the consideration contemplated in Subsections 3.01(c) and 3.01(d) hereof, as applicable which such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures,

but further provided (with respect to (a) above) that in no case shall the Corporation or any other person be required to recognize Dissenting Shareholders as holders of Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of Common Shares at the Effective Time.

ARTICLE SIX
DELIVERY OF COMMON SHARES AND WARRANTS

Section 6.01 Delivery of Common Shares and Warrants

(a) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Dynamite Common Shares, Finco Common Shares or Finco Warrants which were converted into Common Shares or Warrants, as applicable in accordance with section 3.01 hereof, together with such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Common Shares and Warrants, as applicable, which such holder is entitled to receive in accordance with section 3.02 hereof.

(b) After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Dynamite Common Shares, Finco Common Shares or Finco Warrants shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Common Shares or Warrants, as applicable, which the holder of such certificate is entitled to receive in accordance with section 6.01(a) hereof.

Section 6.02 *Lost Certificates*

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Dynamite Common Shares, Finco Common Shares or Finco Warrants which were exchanged for Common Shares and Warrants, as applicable, in accordance with section 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Common Shares or Warrants, as applicable, which such holder is entitled to receive in accordance with section 3.02 hereof. When authorizing such delivery of a certificate representing the Common Shares or Warrants, as applicable, which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Common Shares or Warrants, as applicable, is to be delivered shall, as a condition precedent to the delivery of such Common Shares or Warrants, as applicable, give a bond satisfactory to the Corporation and the Depositary in such amount as the Corporation and the Depositary may direct, or otherwise indemnify the Corporation and the Depositary in a manner satisfactory to the Corporation and the Depositary, against any claim that may be made against Dynamite, Finco or the Corporation or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.

Section 6.03 *Distributions with Respect to Unsurrendered Certificates*

No dividend or other distribution declared or made after the Effective Time with respect to Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Dynamite Common Shares or Finco Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 6.01 or section 6.02 hereof. Subject to applicable law and to section 6.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Common Shares.

Section 6.04 *Withholding Rights*

Dynamite, Finco, the Corporation and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Shareholder such amounts as Dynamite, Finco, the Corporation or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.05 *Limitation and Proscription*

To the extent that a Former Shareholder shall not have complied with the provisions of section 6.01 or section 6.02 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Common Shares which such Former Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Common Shares shall be delivered to the Corporation by the Depositary for cancellation and shall be cancelled by the Corporation, and the interest of the Former Shareholder in such Common Shares shall be terminated as of such final proscription date.

ARTICLE SEVEN
AMENDMENTS

Section 7.01 Amendments to Plan of Arrangement

(a) Dynamite and Finco reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Dynamite and Finco, (iii) filed with the Court and, if made following the Dynamite Meeting, approved by the Court, and (iv) communicated to Former Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Dynamite at any time prior to the Dynamite Meeting provided that Finco shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Dynamite Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Dynamite Meeting shall be effective only if (i) it is consented to in writing by each of Dynamite and Finco, and (ii) if required by the Court, it is consented to by holders of the Dynamite Common Shares voting in the manner directed by the Court.

SCHEDULE B

CONDITIONS OF THE OFFER

Subject to the provisions of the Agreement, the Offeror shall have the right to withdraw the Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Tau Ordinary Shares in respect of which acceptances are deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a) the Minimum Tender Condition;

(b) all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions required by law (other than as referred to in paragraph (c) below), including, without limitation, those of any provincial securities authorities, stock exchanges or other securities authorities shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(c) the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and (ii) no Law shall have been proposed, enacted, promulgated or applied, in either case:

   (i) to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Tau Ordinary Shares or the right of the Offeror to own or exercise full rights of ownership of the Tau Ordinary Shares; or

   (ii) which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect with respect to Tau; or

   (iii) which would prevent or materially delay the completion of the acquisition by the Offeror of the Tau Ordinary Shares pursuant to a compulsory acquisition of all Tau Ordinary Shares in respect of which acceptances are not received pursuant to the Offer; or

   (iv) seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Tau or the Tau Subsidiaries or to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Tau or any of the Tau Subsidiaries as a result of the Offer (or any such compulsory acquisition);

(d) the Offeror shall have determined acting reasonably there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Tau Ordinary Shares in respect of which acceptances are received under the Offer or completing any compulsory acquisition of all Tau Ordinary Shares in respect of which acceptances are not received pursuant to the Offer;

(e) the Offeror shall have determined acting reasonably there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, condition (financial or otherwise), licenses or permits, results of operations, rights or privileges (whether contractual or otherwise), prospects or liabilities (whether accrued, absolute, contingent or otherwise) of Tau or any of the Tau Subsidiaries which, when considered either individually or in the aggregate, constitutes a Material Adverse Effect with respect to Tau;

(f) the Board of Directors of Tau shall not have withdrawn any recommendation made by it that Tau Shareholders accept the Offer or issued a recommendation in a manner that has substantially the same effect;

(g) all representations and warranties of Tau qualified by references to materiality or to Material Adverse Effect shall be true and correct in all respects, and (ii) all representations and warranties not qualified by materiality or to Material Adverse Effect shall be true and correct in all material respects, in either case as if made on and as of the date of the expiry of the Offer (except to the extent such representations and warranties speak as to an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and the Offeror shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Tau (in each case without personal liability) addressed to the Offeror and dated as of the date of the expiry of the Offer confirming the same, such certificate to be in form and substance satisfactory to the Offeror, acting reasonably;

(h) Tau shall have complied with all covenants and obligations in all material respects that are to be complied with under this Agreement at or prior to the Expiry Time and the Offeror shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of Tau (in each case without personal liability) addressed to the Offeror and dated as of the date of the expiry of the Offer confirming the same, such certificate to be in form and substance satisfactory to the Offeror, acting reasonably;

(i) the Arrangement Agreement shall not have been terminated;

(j) the Offeror shall have determined acting reasonably that there shall not have occurred, developed or come into effect or existence any event, action, state, condition, terrorist event, war or financial occurrence of national or international consequence or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects or involves, or would reasonably be expected to materially adversely affect or involve, the financial markets, major stock exchange indices, or general political, market or economic or financial conditions in Canada generally;

(k) all requisite third party consents that the Offeror may reasonably consider to be necessary or desirable shall have been obtained or received and on terms that are satisfactory to the Offeror, acting reasonably, and reasonable evidence shall have been delivered to the Offeror;

(l) Tau Shareholders holding in aggregate a minimum of 70 million Tau Ordinary Shares shall have elected the Cash/Share Consideration;

(m) the Plan of Arrangement shall have been completed;

(n) the Offeror shall have received the Title Opinions, in form and substance satisfactory to the Offeror;

(o) the Dynamite Shareholders shall have approved the transactions contemplated by the Arrangement Agreement at the Dynamite Meeting;

(p) the Offeror shall have received corporate opinions with respect to the Tau Subsidiaries in form and substance satisfactory to the Offeror;

(q) Tau shall have net current assets of at least $4 million;

(r) the underwriters to Finco shall have executed a release certificate in connection with financing proceeds of Finco currently held in escrow; and

(s) the Offeror shall be satisfied, in its sole discretion, with its due diligence review or the business and affairs of Tau and the Tau Subsidiaries.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE "E"

Commercial List File No. 07-CL-7089

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR.	)	MONDAY, THE 9TH
JUSTICE RANDALL S. ECHLIN	)	DAY OF JULY, 2007

BETWEEN:

DYNAMITE RESOURCES LTD.

Applicant

IN THE MATTER OF Section 192 of the *CANADA BUSINESS CORPORATIONS ACT*, being Chapter C-44 of The Revised Statutes of Canada 1985, as amended

AND IN THE MATTER OF a Proposed Arrangement involving **DYNAMITE RESOURCES LTD. and TAU FINANCE INC.**

INTERIM ORDER

THIS MOTION, made by Dynamite Resources Ltd. ("Dynamite") for advice and directions of the Court in connection with a proposed arrangement under Section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA") and for an Order:

(a) abridging the time for service of or dispensing with service of the Notice of Motion and Motion Record;

(b) authorizing Dynamite to call and conduct a meeting of the holders of its common shares to approve the proposed plan of arrangement; and

(c) granting certain other ancillary relief,

was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario.

ON READING the Notice of Application and Notice of Motion herein, the Affidavit of Patrick Gleeson sworn July 5, 2007 (the "Supporting Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicant, the Director (the "Director") appointed under the CBCA having been served and advising that the Director does not intend to appear or make submissions,

Service

1. **THIS COURT ORDERS** that the time for service of the Notice of Motion and Motion Record be and the same is hereby abridged and that the Notice of Motion is properly returnable today and that service of the Notice of Motion and Motion Record on any of the holders (the "Dynamite Shareholders") of Dynamite's issued and outstanding common shares or on any other interested person is hereby dispensed with.

The Meeting

2. **THIS COURT ORDERS** that Dynamite shall call, hold and conduct a special meeting (the "Meeting") of the Dynamite Shareholders to consider and, if deemed advisable, to pass, with or without variation, among other things, a special resolution to approve the proposed plan of arrangement (the "Plan of Arrangement") referred to in the Supporting Affidavit or as subsequently modified.

3. **THIS COURT ORDERS** that, subject to paragraph 4 below, Dynamite, if it deems advisable, is specifically authorized to postpone or adjourn the Meeting on one or more occasions, without the necessity of further Order of the Court or first convening the Meeting or first obtaining any vote of the Dynamite Shareholders respecting the postponement or adjournment.

4. **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the CBCA, the articles and the by-laws of Dynamite, including a quorum requirement of at least two (2) persons present in person at the Meeting holding, in the aggregate, no less than 5% of the issued and outstanding common shares of Dynamite.

5. **THIS COURT ORDERS** that the only persons entitled to notice of or to attend the Meeting shall be Dynamite Shareholders as they may appear on the records of Dynamite as at the close of business on July 10, 2007 (the "Record Date") and the directors, auditors and advisors of Dynamite, and the only persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be such Dynamite Shareholders, subject to the provisions herein with respect to persons who become registered holders of common shares in Dynamite after that date.

6. **THIS COURT ORDERS** that Dynamite shall mail the Management Proxy Circular (the "Information Circular"), substantially in the form attached as Exhibit "A" to the Supporting Affidavit with such amendments as are not inconsistent with the provisions of this Interim Order, the Notice of Application and any other documents or communications determined by Dynamite to be necessary or appropriate which are not inconsistent with the provisions of this Interim Order (collectively, the "Meeting Materials") to the Dynamite Shareholders as shown on the register of shareholders at the close of business on the Record Date (other than those Dynamite Shareholders whose mail from

Dynamite has been returned on three consecutive occasions), to Dynamite's directors, optionholders, warrantholders and to the auditors of Dynamite by one of the following methods not less than twenty-one (21) days before the date of the Meeting, excluding the date of delivery and the date of the Meeting:

(i) in the case of registered holders of Dynamite common shares, Dynamite's optionholders and Dynamite's warrantholders, by ordinary prepaid mail, courier or delivery in person to each such holder at his, her or its address as shown on the books or records of Dynamite or its registrar and transfer agent;

(ii) in the case of non-registered holders of Dynamite's common shares, by providing an adequate number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial holders of the Dynamite's common shares;

(iii) in the case of the directors of Dynamite, by ordinary prepaid mail, courier or delivery in person, addressed to the individual directors; and

(iv) in the case of the auditors of Dynamite, by ordinary prepaid mail, courier or delivery in person, addressed to the firm of auditors;

and such mailing, transmission, delivery or distribution, as applicable, shall constitute good and sufficient service of notice of the Application, the Meeting and the hearing in respect of the Application upon such persons, and no other form of service need be made or other material served.

7. **THIS COURT ORDERS** that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

(i) in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

(ii) in the case of distribution by courier, one (1) business day after receipt by the courier; and

(iii) in the case of distribution by delivery in person, on receipt thereof by the intended addressee.

8. **THIS COURT ORDERS** that Dynamite is authorized, at its own expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or

representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

9. **THIS COURT ORDERS** that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order, shall not invalidate any resolution passed at the Meeting or the proceedings herein.

10. **THIS COURT ORDERS** that the Information Circular shall be filed with the Court following the mailing thereof to the Dynamite Shareholders and others referred to in paragraph 6 above. The Information Circular shall contain (i) a copy of the Notice of Meeting; (ii) a copy of the Notice of Application; (iii) a copy of this Interim Order; (iv) a copy of the proposed Plan of Arrangement; (v) the materials prescribed by the CBCA and applicable securities legislation; and (vi) such further and other materials as Dynamite may provide.

11. **THIS COURT ORDERS** that the Meeting shall be conducted at the location specified in the Notice of Meeting.

12. **THIS COURT ORDERS** that Stan Bharti, Chairman of the Board of Directors of Dynamite, or such person as may be appointed in accordance with the by-laws of Dynamite, shall preside as the Chair of the Meeting, and, subject to the provisions of the CBCA and subject to the provisions of this Interim Order, shall decide all matters relating to the conduct of the Meeting.

13. **THIS COURT ORDERS** that each holder of Dynamite common shares shall be entitled at the Meeting on a ballot on a special resolution relating to the Plan of Arrangement to one vote for each Dynamite common share held. The Chair shall direct a vote at the Meeting in respect of a special resolution relating to the Plan of Arrangement and the vote required to pass the aforesaid special resolution relating to the Plan of Arrangement at the Meeting, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast by the holders of Dynamite's common shares, present in person or represented by proxy, at the Meeting.

14. **THIS COURT ORDERS** that, for the purpose of the Meeting, any spoiled votes, invalid votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast.

Rights of Dissent

15. **THIS COURT ORDERS** that the Dynamite Shareholders shall be permitted to dissent from the Arrangement pursuant to Section 190 of the CBCA and the Plan of Arrangement, so long as they provide written objection thereto to Dynamite at or before 5:00 p.m. (Eastern Time) on the business day preceding the Meeting (or any postponement or adjournment thereof) and otherwise strictly comply with the requirements of the Plan of Arrangement and the CBCA, except as modified by this Interim Order.

Approval of Arrangement

16. **THIS COURT ORDERS** that upon approval of the Plan of Arrangement by the Dynamite Shareholders in the manner set forth in this Interim Order, the Applicant may apply before this Court on Tuesday, August 14, 2007 at 10:00 a.m. for approval of the Plan of Arrangement (the "Approval Application"), with or without variation, and that service of the Notice of Application herein, in accordance with this Interim Order and in accordance with the provisions below, shall constitute good and sufficient service of such Notice of Application upon all persons and entities who are entitled to receive such Notice of Application and no other form of service need be made and no other material need be served on such persons in respect of the Approval Application, unless a Notice of Appearance is served on the Applicant's solicitors in accordance with the terms set out in the Information Circular and herein.

17. **THIS COURT ORDERS** that any of the Dynamite Shareholders or any other interested person or entity may appear at the Approval Application provided such holder or person serves a Notice of Appearance on the Applicant's solicitors and files it with the Court no later than two (2) days prior to the Approval Application, and the Notice of Appearance shall set out the address for service in respect of such holder or person and indicate whether such holder or person intends to support or oppose the Approval Application or make submissions thereat together with any evidence or materials which are to be presented to this Court.

18. **THIS COURT ORDERS** that, in the event that the Approval Application for final approval of the Arrangement is adjourned, only the parties having previously served a Notice of Appearance shall receive notice of the adjourned date.

19. **THIS COURT ORDERS** that the Applicant may, at any time, seek leave to vary this Interim Order without further notice to anyone, other than the Director.

"Justice Randall S. Echlin"

IN THE MATTER OF DYNAMITE RESOURCES LTD.

Commercial List File No. 07-CL-7089

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

INTERIM ORDER

CASSELS BROCK & BLACKWELL LLP
Barristers & Solicitors
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

Robert B. Cohen, LSUC #32187D
Tel: (416) 869-5425
Fax: (416) 350-6929

Solicitors for the Applicant

SCHEDULE "F"

Commercial List File No. 07-CL-7089

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

BETWEEN:

DYNAMITE RESOURCES LTD.

Applicant

IN THE MATTER OF Section 192 of the *CANADA BUSINESS CORPORATIONS ACT*, being Chapter C-44 of The Revised Statutes of Canada 1985, as amended

AND IN THE MATTER OF a Proposed Arrangement involving **DYNAMITE RESOURCES LTD. and TAU FINANCE INC.**

NOTICE OF APPLICATION

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following pages.

THIS APPLICATION will be made to a judge presiding over the Commercial List on Tuesday, August 14, 2007 at 10:00 a.m. at 330 University Avenue, 8th Floor, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer(s) or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer(s) or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date: July 4, 2007

Issued by *"Registrar"*
Local registrar

Address of court office: 330 University Avenue
7th Floor
Toronto ON M5G 1R7

TO:	**ALL HOLDERS OF SHARES, WARRANTS AND OPTIONS OF DYNAMITE RESOURCES LTD.**
AND TO:	**OTHER PERSONS AND ENTITIES HAVING AN INTEREST IN THE AFFAIRS OF DYNAMITE RESOURCES LTD. OR TAU FINANCE INC.**
AND TO:	**The Director under the Canada Business Corporations Act** **Industry Canada** **Arrangements and Exemptions Section** **365 Laurier Avenue West** **Ottawa, ON** **K1A 0C8**

APPLICATION

1. **THE APPLICANT MAKES APPLICATION FOR:**

(a) An Interim Order for advice and directions of this Honourable Court pursuant to subsection 192(4) of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to notice, the conduct of a meeting (the "Meeting") of the common shareholders of Dynamite Resources Ltd. ("Dynamite") and such other matters pertaining to a proposed arrangement (the "Arrangement") involving Dynamite, as described below;

(b) A Final Order of the Superior Court of Justice pursuant to section 192 of the CBCA approving the Arrangement if it is adopted and approved by the common shareholders of Dynamite (the "Dynamite Shareholders") at the Meeting; and

(c) Such further and other relief as to this Honourable Court seems just.

2. **THE GROUNDS FOR THE APPLICATION ARE:**

(a) Dynamite is a junior mining company incorporated under the CBCA. The common shares of Dynamite are publicly traded;

(b) Dynamite is involved in exploration of the Mike Lake property of 317 claims covering about 6,300 hectares in the Yukon Territories;

(c) Dynamite intends to call and conduct the Meeting to have the Dynamite Shareholders consider and vote upon a proposed Arrangement providing for the amalgamation of Dynamite and Tau Finance Inc. and ultimately the exchange by the Dynamite Shareholders of their common shares of Dynamite for shares of an amalgamated corporation ("Amalco") arising from the amalgamation of Dynamite with Tau Finance Inc.;

(d) the Arrangement will be supported by a fairness opinion which will state that the Arrangement is fair from a financial point of view, to the Dynamite Shareholders;

(e) the shares of Amalco to be issued to Dynamite Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the *United States Securities Act* of 1933, as amended;

(f) the Arrangement is a multi-step process, and it is impracticable for Dynamite to proceed with the proposed transaction other than under section 192 of the CBCA;

(g) Dynamite is not insolvent within the meaning of s.192(2) of the CBCA;

(h) pursuant to an interim order (the "Interim Order") of this Court to be obtained by Dynamite, notice of this application will be served on all Dynamite Shareholders at their respective registered addresses as they appear on the books of Dynamite at the close of business on July 10, 2007, including those Dynamite Shareholders whose registered addresses are outside the Province of Ontario. Service of these proceedings on holders of options and warrants of Dynamite and on persons outside Ontario will be effected pursuant to Rules 17.02(n) and (o) of the *Rules of Civil Procedure* and the Interim Order. With respect to all other persons and entities having an interest in the affairs of Dynamite, notice of this application will be given in accordance with the provisions of the Interim Order;

(i) Rules 14.05 and 38 of the Rules *of Civil Procedure*;

(j) Sections 190 and 192 of the CBCA; and

(k) such further and other grounds as counsel may advise and this Honourable Court may permit.

3. **THE FOLLOWING DOCUMENTARY EVIDENCE** will be used at the hearing of the application:

(a) the affidavit of Stan Bharti, Chairman of Dynamite;

(b) a supplementary affidavit to be filed after the Meeting and detailing the events thereat;

(c) such further affidavits of deponents on behalf of Dynamite reporting as to compliance with the Interim Order; and

(d) such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.

July 4, 2007

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Solicitors for the Applicant

IN THE MATTER OF DYNAMITE RESOURCES LTD.

Commercial List File No.: 07-CL-

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

NOTICE OF APPLICATION

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Solicitors for the Applicant

(This page has been left blank intentionally.)

SCHEDULE "G"

SUMMARY OF DISSENT PROVISIONS IN SECTION 190 OF THE

CANADA BUSINESS CORPORATIONS ACT

DISSENT RIGHTS

Section 190 of the CBCA provides registered shareholders with the right to dissent from certain resolutions which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered Dynamite Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Dynamite Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA as modified by the Plan of Arrangement and the Interim Order will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Dynamite Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Final Order is effective. Pursuant to the Interim Order, once determined, the fair value will be paid only in cash, subject to pro-ration.

Section 190 of the CBCA provides that there is no right of partial dissent and, accordingly, a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a Registered Dynamite Shareholder may only exercise the right to dissent under section 190 (as modified by the Plan of Arrangement and the Interim Order) in respect of Dynamite Common Shares that are registered in that shareholder's name. In many cases, shares beneficially owned by a non-registered shareholder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Shareholder's name).

A Non-Registered Shareholder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of the shares and either (i) instruct the Intermediary to exercise the right to dissent on the Non-Registered Shareholder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, may require that the shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register the shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the right to dissent directly.

A Registered Dynamite Shareholder who wishes to dissent must provide to Dynamite, at Suite 820, 65 Queen Street West, Toronto, Ontario M5H 2M5 or by facsimile transmission to (416) 861-8165, attention Corporate Secretary on or before 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting (or any adjournment or postponement thereof), written objection to the special resolution (a "**Dissent Notice**"), with copy to Computershare Investor Services Inc. to facsimile number 416-263-9379 (Attention: Leigh Micetic). It is important that Registered Dynamite Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA.

The filing of a Dissent Notice does not deprive a Registered Dynamite Shareholder of the right to vote at the Meeting; however, the CBCA provides, in effect, that a Registered Dynamite Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and Dynamite will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered Dynamite Shareholder need not vote their Dynamite Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a Registered Dynamite Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Dynamite for Dynamite Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Dynamite Shareholder to forfeit their dissent rights.

Dynamite is required, within ten days after the adoption of the Arrangement Resolution, to send a notice to each shareholder who has filed a Dissent Notice that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dynamite Shareholder who voted for the Arrangement Resolution or who has withdrawn their Dissent Notice.

A Dissenting Shareholder who has not withdrawn their Dissent Notice must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, send to Dynamite (with copy to Computershare) a written notice (a **"Demand for Payment"**) containing their name and address, the number of Dynamite Common Shares in respect of which they dissent, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to Dynamite (with a copy to Computershare) certificates representing Dynamite Common Shares in respect of which they dissent. A Dissenting Shareholder who fails, within the appropriate time frame, to send a Dissent Notice, a Demand for Payment and certificates representing Dynamite Common Shares in respect of which they dissent has no right to make a claim under section 190 of the CBCA. Dynamite or Computershare will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Dynamite Shareholder in respect of the Dynamite Common Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of the shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws their Dissent Notice before Dynamite makes a written offer to pay in accordance with subsection 190(12) of the CBCA (an **"Offer to Pay"**), (ii) Dynamite fails to make an Offer to Pay and the Dissenting Shareholder withdraws their Demand for Payment, or (iii) the Board of Directors of Dynamite of Directors revokes the Arrangement Resolution, in which case the Dissenting Shareholder's rights as a shareholder will be reinstated.

Dynamite is required, not later than seven days after the later of the Effective Date or the date on which Dynamite received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for their Dynamite Common Shares in an amount considered by the Board of Directors of Dynamite of Directors to be the fair value such Dynamite Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Dynamite must pay for the Dynamite Common Shares of a Dissenting Shareholder within ten days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Dynamite does not receive an acceptance within 30 days after the Offer to Pay has been made.

If Dynamite fails to make an Offer to Pay for a Dissenting Shareholder's Dynamite Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay which has been made, Dynamite may, within 50 days after the Arrangement Effective Date or within such further period as a Court may allow, apply to a Court to fix a fair value for the Dynamite Common Shares of Dissenting Shareholders. If Dynamite fails to apply to a Court, a Dissenting Shareholder may apply to a Court for the same purpose within a further period of 20 days or within such further period as a Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to a Court, all Dissenting Shareholders whose Dynamite Common Shares have not been purchased by Dynamite will be joined as parties and bound by the decision of the Court, and Dynamite will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to a Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dynamite for of all Dissenting Shareholders who have not accepted an Offer to Pay. The final order of a Court will be rendered against Dynamite in favour of each Dissenting Shareholder and for the amount of the fair value of their Dynamite Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Arrangement Effective Date until the date of payment. An application to the Court by either Dynamite or a Dissenting Shareholder must be in the Province of Ontario or in the province within which the Dissenting Shareholder resides if Dynamite carries on business in that province.

Pursuant to the Plan of Arrangement, in no case shall Dynamite or any other person be required to recognize any Dissenting Shareholder as Dynamite Shareholders after the Effective Time, and the names of such Dynamite Shareholders shall be deleted from the register of holders of Dynamite Common Shares at the Effective Time.

Under the CBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the dissent rights as provided for in the Plan of Arrangement and the Interim Order. It is not anticipated that additional Dynamite Shareholder approval would be sought for any such variation.

The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. It is recommended that any Registered Dynamite Shareholder wishing to avail themselves of their dissent rights under those provisions seek legal advice as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice their dissent rights.

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SCHEDULE "H"

DYNAMITE RESOURCES LTD.

The following information is presented on (i) a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Dynamite and its subsidiaries; and (ii) a post-Arrangement basis. See "Dynamite Resources Ltd. – Post Arrangement" below.

Unless otherwise defined herein, all capitalized terms have the meaning ascribed thereto as in the Information Circular to which this Schedule "H" is attached.

NAME AND INCORPORATION

Dynamite (formerly Bashaw Capital Corp.) was incorporated on December 13, 2004 pursuant to the CBCA. On June 3, 2005, 0727189 B.C. Ltd. (formerly Dynamite Resources Ltd.) ("**0727189**") completed a Qualifying Transaction with Bashaw Capital Corp. ("**Bashaw**") pursuant to which Bashaw acquired all of the issued and outstanding shares of 0727189 by way of a three-cornered amalgamation. On March 27, 2006, Bashaw Capital Corp. changed its name to Dynamite Resources Ltd.

Dynamite's registered and records office is located at Suite 805, 65 Queen Street, Toronto, Ontario, M5H 2M5 and its head office and principal place of business is located at Suite 820, 65 Queen Street West, Toronto, Ontario, M5H 2M5. Dynamite is a publicly traded mineral exploration company trading on the TSXV under the symbol "DNR".

INTERCORPORATE RELATIONSHIPS

Dynamite is the sole owner of 100% of the issued and outstanding common shares in the capital of Finco and 0727189 . Dynamite has no subsidiaries other than Finco and 0727189.

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

On June 8, 2005, Bashaw successfully completed its initial public offering of 1,250,000 shares as a capital pool company for gross proceeds of $312,500.

On June 13, 2005, Bashaw successfully completed the acquisition of all of the 9,550,000 Common Shares of 0727189 and all of the outstanding 4,000,000 warrants of 0727189 by way of a "three cornered amalgamation" with 0727189 and a wholly owned subsidiary of Bashaw. Effective March 27, 2006, Bashaw changed its name to "Dynamite Resources Ltd."

On June 14, 2006 Dynamite closed a $1,300,000 private placement of a total of 2,500,000 ordinary units and 2,500,000 flow-through units, each priced at $0.26 per unit. Each ordinary unit consisted of one Dynamite Common Share and one Dynamite Common Share purchase warrant, with each Dynamite Common Share purchase warrant entitling the holder to purchase one additional Dynamite Common Share until June 2, 2008, at a price of $0.335. Each flow-through unit consisted of one flow-through Dynamite Common Share and one Dynamite Common Share purchase warrant, with each warrant entitling the holder to purchase one additional Dynamite Common Share until June 2, 2008, also at a price of $0.335.

On March 7, 2007, Dynamite announced the acquisition of a Silver-Gold property covering 19 square miles in Manitoba from W.S. Ferreira Ltd. ("**Ferreira**"). The property is located 120 km south east of the town of Wabowden, Manitoba on the Echimamish River. In order to acquire a 100% interest in the property, Dynamite is required to spend a total of $1,000,000 in exploration over four years, with a minimum of $250,000 to be spent in each of the four years following the execution of the definitive agreement. Additionally, Dynamite is required to make cash payments totaling $320,000 and to issue 600,000 Common Shares to W.S. Ferreira Ltd. over a three year period ($20,000 and 100,000 Dynamite Common

Shares on execution of a definitive agreement). Ferreira, an arm's length party to Dynamite, will retain a 2% net smelter return royalty ("N.S.R.") on the property, with Dynamite having the option at any time to purchase 50% of the N.S.R. by making a cash payment of $1,000,000 to Ferreira.

On March 26, 2007, Dynamite completed a private placement financing in connection with which it issued 10,000,000 units priced at $0.20 per unit for total gross proceeds of $2,000,000. Each unit consisted of one Dynamite Common Share and one Dynamite Common Share purchase warrant. Each warrant entitles the holder to purchase one Dynamite Common Share at a price of $0.25 until March 26, 2009. Each of the Dynamite Common Shares and warrants comprising the units are subject to a hold period that will expire on July 27, 2007.

On April 23, 2007, Dynamite announced the signing of a letter agreement (the "**Letter Agreement**") with Set Management Ltd. ("**SetMan**") pursuant to which it agreed to assume all of the rights, interests & obligations owned by SetMan under its binding term sheet (the "**Binding Term Sheet**") with WCP Resources Ltd. ("**WCP**") regarding the Lake Torrens IOGCU Project (the "**Lake Torrens Project**"). See "IOGCU Project" below.

On May 24, 2007, Dynamite announced that it had entered into a letter of intent with Tau in regard to the Arrangement.

Subscription Receipt Financing

On June 14, 2007, Finco completed a subscription receipt financing. A total of 56,250,000 subscription receipts ("**Subscription Receipts**") were issued at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to Finco of $45,000,000. Each Subscription Receipt will entitle the holder to acquire one Finco Common Share and one Finco Warrant without payment of any further consideration upon the satisfaction of the Release Conditions (as defined below). The opening audited balance sheet as at June 1, 2007 of Finco is attached hereto as Schedule "J".

The gross proceeds of the offering less the estimated out-of-pocket costs and expenses of the underwriters are being held in escrow and will be released to Finco upon satisfaction of the following conditions (the "**Release Conditions**"):

(i) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement) have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by Finco or Dynamite without the consent of Orion Securities Inc.) such that the Finco Common Shares and Finco Warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into Common Shares and Warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(ii) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau.

NARRATIVE DESCRIPTION OF THE BUSINESS

Dynamite is a development stage company incorporated under the laws of Canada and is primarily engaged in the acquisition, exploration and development of mineral properties. Dynamite currently does not have any employees.

The Lake Torrens Project

Binding Term Sheet and Letter Agreement

The Lake Torrens Project adjoins BHP Billiton Limited's world-class Olympic Dam mine at Roxby Downs in the Stuart Shelf region of South Australia. The Lake Torrens Project's ironoxide – copper – gold – uranium ('IOCGU') showings occur within 8 granted exploration licenses covering 2,761 km^2.

Under the terms of the Binding Term Sheet, SetMan has the right to earn up to 50% of WCP's interest in the Lake Torrens Project. WCP has a joint venture with Tasman Resources Limited ("**Tasman**") on the Lake Torrens Project. WCP has the right to earn 65% of the IOGCU Project, as governed by the Lake Torrens Farmin and Joint Venture Agreement with Tasman ("**Lake Torrens JV Agreement**"), by incurring expenditures of AUD $6.5 million on the Lake Torrens Project. Through the Binding Term Sheet, SetMan has agreed to fund the AUD $6.5 million expenditure, in exchange for 50% of WCP's interest in the Lake Torrens Project. SetMan has a call option to increase its overall ownership of the Lake Torrens Project to 51% at a predetermined payment amount.

Pursuant to the Letter Agreement, Dynamite has agreed to assume all of SetMan's rights, interests and obligations under the Binding Term Sheet. The consideration payable by Dynamite to SetMan is AUD $100,000 and the grant of a 2.5% net smelter royalty on the Lake Torrens Project. This includes the reimbursement of a AUD $50,000 option fee paid on behalf of SetMan to WCP. WCP owns 25% of SetMan and is entitled to 25% of the consideration being paid by Dynamite to SetMan. Dynamite's expenditure on the Lake Torrens Project will be a minimum of AUD $6.5 million over the next 5 years as it proceeds on a year on year basis. No interest will be earned by Dynamite unless and until it spends at least AUD $3.25 million on the Lake Torrens Project. At that stage, Dynamite will have earned a 25% interest in WCP's Project Interest, and thereafter will earn a further 7.7% of WCP's Project Interest for each additional AUD $1,000,000 of expenditures or part thereof. WCP's rights are limited to the Lake Torrens targets and it will have no rights to sediment hosted mineralisation in the tenements. The transaction is subject to the completion of formal agreements. The transfer to Dynamite will be subject to, among other things, Dynamite's satisfactory completion of its due diligence review, and receipt of requisite regulatory (including the TSXV) approvals.

Once Dynamite has fully funded the AUD $6.5 million expenditure requirement, WCP will grant to Dynamite a call option to increase its interest in the Lake Torrens Project to 51% overall by paying to WCP (at WCP's election) either AUD $70 million in cash or AUD $20 million in cash and sole funding WCP's obligations under the Lake Torrens JV Agreement with Tasman until commercial production is achieved.

The Binding Term Sheet also provides that:

1. the payment to WCP of $200,000 on the settlement of the transfer from SetMan to Dynamite, which is to be used for exploration activities on the Lake Torrens Project;

2. WCP shareholders will have the right to participate in up to 30% of Dynamite's next public fundraising; and

3. WCP being able to appoint one director to Dynamite's Board.

The Lake Torrens JV Agreement will remain in force in all respects. The provisions of the Lake Torrens JV Agreement will prevail over any inconsistent provisions in Binding Term Sheet or subsequent formal documentation to the extent of any inconsistency. A 7,000 metres drilling program commenced July 5, 2007.

Lake Torrens Technical Report

GeoRes ("**GeoRes**") was retained by Dynamite to prepare a technical report (the "**Lake Torrens Technical Report**") summarizing various exploration data generated for the Lake Torrens Project in the central part of the Australian state of South Australia. The Lake Torrens Technical Report, dated June 21, 2007 and entitled "Lake Torrens IOCG(U) Project – Technical Report" was prepared by Robin Rankin who is an independent and "qualified person" within the meaning of NP 43-101.

The information in the sections below is summarized or extracted from the Lake Torrens Technical Report. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Lake Torrens Technical Report, which is available on SEDAR. GeoRes has given its consent for use of the Lake Torrens Technical Report and statements of results and opinions therein as presented in this Schedule "H".

Property Description and Location

a. Area and Location

The total surface area of the Lake Torrens Project Properties (the "**Lake Torrens Project Properties**") constituting the project (and individually detailed below) is approximately 4,312 km^2.

The Lake Torrens Project is located around the north western end of Lake Torrens in South Australia. It consists of a package of ten exploration properties. These are centered on and arranged immediately around and adjacent to the western, northern and north eastern sides of the large Olympic Dam copper gold mine and its surrounding tenements (owned and operated by BHP Billiton). The inner boundaries are approximately 20km from Olympic Dam, which in turn is 6km north of the small town of Roxby Downs. Andamooka, the other town in the immediate region, lies approximately 30km to the east of Roxby Downs, just outside the properties.

b. Property Tenure

The Lake Torrens Project consists of a package of ten mineral exploration properties, identified by unique Exploration Licence ("**EL**") numbers. The following Table lists the current project property EL details. These details were independently supplied by Hetherington Exploration & Mining Title Services Pty Ltd, as extracted from the South Australian data query service ("**SARIG**").

Property ELs					
EL	**Area (km^2)**	**Granted**	**Expiry**	**Licensee**	**Operator**
2989	873	25/7/2002	24/7/2007	Tasman Resources	Tasman Resources
3109	244	24/7/2003	23/7/2007	Tasman Resources	Tasman Resources
3140	440	15/10/2003	14/10/2007	Tasman Resources	Tasman Resources
3174	363	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3175	12	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3177	402	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3209	1,298	11/5/2004	10/5/2007	Tasman Resources	Tasman Resources
3261	160	14/10/2004	13/10/2007	Tasman Resources	Tasman Resources
3449	47	15/11/2005	14/11/2007	Tasman Resources	Tasman Resources
3634	473	9/10/2006	18/10/2007	Tasman Resources	Tasman Resources

c. Title

All Lake Torrens Project mineral exploration property ELs are held 100% by Perth (WA) based Tasman.

Neither the exploration title owners nor their joint venturers hold any surface rights above the mineral properties. These remain with the pastoralists currently occupying the area.

The Mining Act mandates that to retain EL ownership exploration be carried out (with a specified monetary expenditure) on an annual basis, and that the EL area be reduced (partly relinquished) annually by a specified or negotiated percentage. On surface access the Mining Act provides fully for free access to the properties by EL holders, providing the mostly environmental EL conditions are met. Here the Lake Torrens Project Properties fall within an amalgamated expenditure agreement ("**AEA**") between Tasman and PIRSA, first approved on 25th September, 2003. The fourth renewal (AEA 2006) was done on 28th of August 2006. On relinquishment it agrees that two current joint ventures over distinctly different parts of the properties mitigate the reduction, and it proposed 10%. Tasman is currently in negotiation with PIRSA over the 2007 AEA extension to 31st December 2007. Tasman's request for the AEA for current calendar year 2007 is for:

- Expenditure of AUD$950,000. This would maintain their spending at 10% above the required cumulative total.
- Relinquishment of 5% of the combined property area to allow current programs to go ahead.
- General EL conditions require half yearly summary reports and annual detailed reports be submitted to the Director of Mines. A recent letter from PIRSA indicates that many of these reports are currently due.

Several of the ELs would currently be expired. However, Tasman maintains that this is not the case as they believe that they remain current and that their extensions are currently being processed by PIRSA.

d. Agreements and Encumbrances

Aboriginal Claims: A specific encumbrance or notification deriving from the EL is that the EL confers no rights to operate on "native title land". Several overlapping Aboriginal title claims exist over the on the area. Tasman has amicable Part 9B agreements with the majority of them. These generally oblige Tasman to consult with the groups about planned activities. The groups are:

- Barngarla Native Title Claimants (signed 14/5/2002).
- Arabunna People's Native Title Claim.
- Kokatha Native Title Claimants.
- Adnyamathanha.
- Kuyani.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

a. Surface Topography, Elevation, and Vegetation

The surface topography of the whole region containing the properties is one of an almost flat plain. It is broken only by very small jumps in elevation along escarpments to slightly higher pavements (geologically layer driven). A typical escarpment measured by GPS was of the order of 25m high. The flatness is illustrated by the maximum measured elevation difference over 30km being only ~50m. Occasional low ridges mark slightly more resistant underlying rocks. Across the flattest lowest plains is a set of low parallel wind-blown sand dunes, orientated approximately east west. Spacing between the dunes is typically several hundreds of metres. It is presumed that in the western parts these dunes appear to overly a older set of north south oriented dune-like features.

This part of central South Australia north of the Spencer Gulf is one of very low elevation above sea level, characterised by internal drainage to enormous flat pans. Some of these pans are below sea level by some tens of metres. The mean elevation over the property EL 3209, measured by GPS during the visit, was ~85m above sea level. The maximum was 124m, the lowest 67m. This ~50m range was over 30km horizontally.

Vegetation in the project region is characteristic of a desert or semi-desert setting. Here the vegetation deals with periodic rainfall interspersed with much longer dry or drought periods. Vegetation is sparse, ranging from flat plains with scattered low shrubs only to slightly hillier areas containing mixed shrubs and small trees. The dunes are marked by better established small trees. During the visit there was little or no grass cover observed.

b. Access

Access to the Lake Torrens Project Properties is principally from the local town of Roxby Downs. Access to the Lake Torrens Project Properties from Roxby Downs is via unsealed roads or farm tracks. Crossing the centre of the area is a well formed dirt road, the Borefield Road, put in by the Olympic Dam mine. Farm tracks leading of it are random and sporadic, and fence lines may also serve as tracks. Where tracks cross sand dunes it would frequently be necessary to utilise vehicle four wheel drive. Tracks used for moving heavy vehicles, such as drilling rigs, require the placement of heavier clay materials on dune crossings.

c. Population Centers and Transport

The closest population centres to the Lake Torrens Project Properties are the small towns of Roxby Downs and Andamooka. The older town of Andamooka is some 30km east of Roxby Downs. The Olympic Dam mine has reinvigorated Roxby Downs. Roxby Downs is some 26km south of the southern boundary of the central property EL 3209, and Andamooka is approximately 5km south west of the south eastern corner of the same property. The large regional population centre of Port Augusta, at the top of the Spencer Gulf, is some 240 km to the south south east of Roxby Downs.

Transportation to Roxby Downs is available by road or air. Rail access is available to the next town to the south, Woomera. Road access to Roxby Downs is from the regional centre of Port Augusta at the top of the Spencer Gulf. It is reached via sealed road from Woomera and then by sealed highway (the Stuart Highway leading to the Northern Territory) from Port Augusta. Adelaide, the capital of South Australia, is some 320 km further south of Port Augusta. Access by air to Roxby Downs is well provided for by an all weather sealed airstrip at the Olympic Dam village 6km north of Roxby Downs. Commercial flights operate daily to Olympic Dam from Adelaide.

d. Climate and Operating Season

Climate details were obtained from the Bureau of Meteorology for the town of Andamooka. They represent average measurements gained over the last 40 years. Climate at the properties is characteristic of a semi-desert, and is seasonal. Summer is very hot, with mean maximums from November to March above 30°C and minimums in the same period about 20°C. In winter the days are temperate, with mean maximums of approximately 20°C from June to August, but the nights are cold, with minimums in the same period of approximately 8°C.

The traditional exploration operating seasons in Australia largely correlate with the cooler months where maximums are less than 30°C. At this project temperature would give an approximately 8 month long comfortable operating period form April to November. However with the low humidity all year it would be possible to operate all year. Rainfall does not appear to play a part here as it is too low. Heavy rainfall events are expected to occur sporadically, and would stop operation for a number of weeks afterwards. The nearby Olympic Dam mine operates all year.

e. Surface Rights, Power, Water, Personnel, Tailing Storage Areas, Heap Leach Pads, and Processing Plant Sites

It is not known what mining rights extend from exploration licence rights. It is known that they are not sufficient in themselves for mining operations, with the usual route to mining being to secure a mining lease title over a specific deposit.

Electrical power is available from the national grid network to the Olympic Dam mine and to Roxby Downs, the nearest locations to the properties. With the easy nature of the topography it is believed that an overland power line would be simple to erect from those locations to the properties. It is not know what encumbrances or capacity may apply to the electricity supply to Olympic Dam and Roxby Downs.

There is no nearby surface supplies of water to the Lake Torrens Project Properties. It is not known what water the nearby Olympic Dam mine relies on. However it is known that the mine has an installed water bore field available to it – derived from wells sunk along the Borefield Road that traverses several of the properties. It is not known what access there might be to water from these wells.

The region is extremely sparsely populated, and therefore it is unlikely that many local personnel would be available to a mining operation. The nearby Olympic Dam mine has brought in many of its own personnel, either on a FIFO basis or to be housed in their own village. The need to attract semi-residential mining personnel is very common under current Australian mining conditions, with the ease of this largely determined by remuneration levels. It is known that local accommodation is extremely tight, given that Olympic Dam itself is in an expansive phase.

The limited current use of land would imply that there would be very little problem with availability of surface space for tailings dam storage. The area's flat topography does not provide for any valleys that could form tailings dams. Consequently all or most dam walls would have to be constructed up from surface.

The limited current use of land would imply that there would be very little problem with availability of surface space for heap leach pads.

The limited current use of land would imply that there would be very little problem with availability of surface space for processing plant sites.

Property History

History of past mineral exploration and/or extraction is only known from approximately the last three decades. It is believed that there were no exploration or mining activities that would be significant in today's terms on the Lake Torrens Project Properties prior to that time. Maps indicate however that small time fossicking for gems stones, such as opals, did occur in the area.

a. *Prior Ownership*

A search has not been done to determine past holders of ELs on land subject to the current Lake Torrens Project property titles. However the exploration prior to Tasman's, which provided the incentive to become involved here, was undertaken by the now defunct Western Mining Corporation ("**WMC**"). Their work operated under approximately the same EL regime as today. WMC discovered the Olympic Dam deposit and commenced mining of it. Part of their regional near mine exploration was on land now within the Tasman properties.

b. *Results of Previous Work*

WMC undertook considerable geophysical surveys in the area, and drilled various deep drill holes on identified targets (one in 1976 in an area visited for this report). Some of these holes constituted individual projects. None were subsequently explored in detail, presumably because the Olympic Dam mine deposit itself was sufficiently large to become the centre of focus.

Geological Setting

In summary the Lake Torrens Project geology is that of a thick (>300m) cover sequence of Stuart Shelf sediments from surface underlain by ancient basement. It is mineralisation in the basement which is the subject of the JV and the Lake Torrens Technical Report. Nowhere in the Lake Torrens Project area does the basement outcrop, and until this Lake Torrens Project very few drill holes had ever intersected it because of its great depth. There are still comparatively very few drill holes. Consequently information on the basement lithologies and their distribution remains very patchy.

a. Regional and Local Geological Setting

The Lake Torrens Project area is located on the north eastern edge of the Achaean Gawler Craton. These early to middle Proterozoic basement rocks are overlain by younger predominantly sedimentary rocks.

The sedimentary rocks in the project area are Adelaidean and Cambrian in age, were deposited flatly in the Adelaide Geosyncline west of the Torrens Hinge Zone (which runs N/S approximately along the western shore of Lake Torrens), and are termed the Stuart Shelf platform rocks. The lowermost of these Adelaidean rocks form the Pandurra Formation. Above these are the Callana Group, then the Burra Group, then the Umberatana Group and finally the Wilpena Group.

The Pandurra Formation is a fluvial red-bed sequence of arenites and argillites with thin but widespread conglomerate lenses. The unit was deposited in a NW/SE trending fault controlled basin across the southern half of the Stuart Shelf. Erosion and glaciation (and perhaps on-going isostatic and structural movements) have resulted in considerable topography on the upper surface of the Pandurra Formation. This unconformity represents a hiatus of approximately 700Ma.

Unconformably overlying the Pandurra Formation and the time-equivalent basement erosion surface is a thick succession of flat-lying Adelaidean sediments.

Sediments of the Callana Group were deposited in non-marine to marginal marine rift valleys. Thick sequences of evaporitic clastics and carbonates followed minor mafic volcanism. The Callana Group hosts many small copper deposits, such as Clara St. Dora and the old Blinman Mine further south. Many of these copper deposits are associated with disrupted and brecciated zones that are thought to be diapirs. Because of its palaeogeographical setting, its numerous small copper deposits, and its similarity to the Copper belt district in Zambia, the Callana Group has been an exploration target for stratiform copper mineralisation for many years.

The overlying Burra Group was also deposited in a rift setting. The most significant base metal sulphide deposit in the Burra Group was the copper mineralisation at the Burra Mine, but there are many other minor copper, gold and lead-zinc occurrences.

The Umberatana Group contains rocks from two major glacial periods and includes a thick marine sequence of partly sulphidic and carbonaceous shales, the Tapley Hill Formation. Many of the gold occurrences in the Flinders ranges occur within the Umberatana Group, predominantly in the eastern part of the Flinders Ranges. The Tapley Hill Formation hosts several small copper deposits, for example at the old Kapunda Mines (65km NNE of Adelaide) and at the Myall Creek prospect on the Stuart Shelf.

The youngest Adelaidean sediments belong to the Wilpena Group, also a marine succession of clastics and carbonates. The Wilpena Group contains few sulphide occurrences with the notable exception of the Bunyeroo Formation, a red shale rich unit that hosts many small copper occurrences.

Following a break, marine sedimentation resumed in the Adelaide Geosyncline during the Cambrian with deposition within the Arrowie Basin. In the northern Flinders Ranges the Andamooka Limestone and its equivalents host leadzinc mineralisation at many locations, notably at the mining centres of Ediacara and Puttapa.

Sedimentation in the Adelaide Geosyncline terminated with the onset of the Cambro-Ordovician Delamerian Orogeny, and rocks affected by this orogeny are referred to as the Delamerian Fold Belt. Both the Adelaide Geosyncline and the Delamerian Fold Belt are bounded to the west by the Torrens Hinge Zone ("THZ"). West of the THZ the sediments of the Stuart Shelf are not folded or are only weakly deformed, whereas to the east of the THZ the Adelaide Geosyncline sediments are strongly folded and faulted. During the Delamerian Orogeny many early faults that are thought to have been active during rifting were reactivated and may have played significant roles in the channelling of mineralised solutions. The major Norwest Fault that passes through the Lake Torrens Project is such a structure.

b. Project Geological Setting

The northern part of the Lake Torrens Project area is mostly wide plains underlain by flat-lying Cretaceous sediments. Scattered mesas are capped by Tertiary duricrust. The north-eastern portion contains the wide alluvial systems of Screech Owl Creek and Gregory Creek that both flow northwards into Lake Eyre South. The plains typically contain substantial gibber contents, consisting mainly of Tertiary sandstone and silcrete, but also including some wellrounded pebbles and boulders of Adelaidean quartzite. Longitudinal sand dunes occur in this northern region but are more abundant toward the south, especially south of Mulgaria Homestead where they are the dominant land feature. Within the dune systems are several clay pans of which the largest is Airport Clay pan, site of one of Tasman's geochemical anomalies. On the north-eastern side of the project area, where it encroaches on to the edge of the Willouran Ranges, the topography is hilly with thin soils.

Surface exposures within the Lake Torrens Project area are dominated by sedimentary rocks that were deposited in four broad periods: Quaternary/Tertiary, Mesozoic (the Eromanga Basin), Cambrian (the Arrowie Basin) and Adelaidean (the Adelaide Geosyncline and Stuart Shelf).

None of the metamorphic and igneous basement rocks that characterise the Gawler Craton are exposed in the Lake Torrens Project area. Prior to the WMC drilling no drill hole had ever penetrated basement in the project area. At Olympic Dam the thickness of the cover sequence over the Gawler Craton rocks is approximately 300m. Within the project area it is known from records of old drill holes within EL 2594 (just north and east of Olympic Dam) that the depth to the Gawler Craton basement varies from 424m to >1,450m. Geophysical modelling by the Department of Mines and Energy (1982) showed the interpreted depth to magnetic basement within the Lake Torrens Project as exceeding 4.0km

Mineralization

a. Historical Basement Mineralization

Known IOCGU type mineralisation in the basement rocks in the project region (but not within the Lake Torrens Project Properties) occurs at:

- Olympic Dam – producing mine – 20km south of EL 3209.
- Acropolis – prospect – ~40km south of Olympic Dam.
- Wirda Well – prospect – ~40km south of Olympic Dam.
- Snake Gully – prospect.
- Todd's Dam – prospect.

b. Current Project Basement Mineralisation

Mineralisation has been detected in a number of drill holes within the property boundaries. These holes were drilled by WMC and Tasman. They are reported here by the prospect names used by Tasman.

Geological lithological classifications where available are probably suspect, and are not consistent over time and company. The geological controls are not given because they were either unknown or speculative. Only intersection lengths and depths are recorded. No detail on width and continuity are given because correlation between holes is not feasible through the paucity of holes and geological understanding.

Although detailed hole logs are available time constraints have precluded detailed study to determine the mineralisation type, character or distribution. The lithological differences between holes are great – and thus mineralisation types may well be distinct in each.

A feature which was being explored for was brecciation and iron content, and both of these features were observed in places.

Exploration

Exploration described here relates only to the JV objective and limitation of finding IOCGU deposits in the basement. Therefore it does not report any of the exploration which has been carried out in the shallower cover rocks looking for MVT deposits.

a. *Prospects*

Both recent explorers, WMC and Tasman, classified certain area of the Lake Torrens Project Properties into named prospects. This naming was used by both to report activities and results. The prospects were:

- Titan (known by WMC as Bopeechee).
- Marathon South.
- Zeus.
- Vulcan.
- Atlas.

Drilling

The drill holes were all geologically logged at the time they were drilled. Only sub-sections of the holes were selected for assaying – virtually exclusively the basement rocks.

a. *Previous Drilling*

Various companies (Asarco (Australia) Pty Ltd, Endeavour Oil Co. NL, SA Mines Dept, Amoco Minerals Australia Co. and ETSA) drilled shallow holes for near surface targets between 1970 and 1998. Some of them (Amoco), and others (Western Mining Corp. Ltd and Phelps Dodge Australasia Inc) drilled deep holes in the same period.

b. *Current Drilling*

All holes were drilled vertically. The holes were initially drilled in the sediments using percussion. Thereafter they were drilled using diamond bit coring, firstly at HQ diameter and then at NQ diameter. Holes were mostly down hole surveyed. Hole locations were selected and picked up in the field by GPS alone.

c. *Drilling Results*

All holes were geologically logged to evaluate their similarity to the Olympic Dam IOCGU exploration model. Lithologies varied widely, but many of the holes contained some of the necessary brecciation, alteration, haematite and magnetite constituents, and granitic and volcanic associations.

All basement intersections were also assayed. Only intersection lengths and depths are recorded. Mineralisation was subdued. Because clear mineralisation zones were not present there was no attempt to define mineralisation orientations, and these are unknown. Consequently there is no relationship known between the measured vertical thickness and true thickness of mineralisation. No detail on width and continuity are given because exact correlation between holes is not feasible through the paucity of holes and geological understanding.

The results of the drilling are overall ones. At Titan the decreasing hole grades in some of the exploration directions followed in the past, when combined with a better understanding of the geophysics, give rise to new positive reasons to drill in some nearby alternative spots. In any event the rock types and some mineralisation strongly point to the possibility of an IOCGU deposit in the immediate vicinity.

Sampling Method and Approach

a. Sampling Method

Drill cuttings from the percussion drilling (in the sediments) were simply bagged (plastic) on site and left on the ground in rows for logging. These were only extremely rarely sampled, and it is not know the method although it was likely only as a grab sample from the bag.

Full core runs were laid out in core boxes by the drillers, who also did the depth marking. It was geologically logged on site, and depths noted for sampling. The core boxes were then sealed, transported to a transport business in Roxby Downs, which in turn transported them to Challenger Geological Services in Adelaide ("**Challenger**").

Core of non-basement rocks was left in the field. It is not clear whether basement intersections which were not to be sampled were also left on site.

b. Accuracy Factors

It is not known if any drilling factors existed which would have impacted negatively on the accuracy or reliability of results.

Recovery was good where it was logged – but not all holes appear to have had recovery measured.

c. Quality of Samples

GeoRes could not comment on sample quality because only a sub-set of the predominant sample source, the core, was viewed by GeoRes.

GeoRes did conclude that the core viewed at Challenger was of high quality. Although fractures were evident the core appeared continuous, without any grinding etc in the tubes, and core loss was assumed to have been negligible.

In the sections specified the sampling of the core was continuous, and would therefore have been representative. The ratio of specified sampling section lengths to hole lengths is not known.

Although the geological logs have not been read in detail there was no impression of water flows in the holes – which could have had a material impact on recovery.

d. Sampling Interval

The sampled intervals were selected purely on geological logging. The procedure was effectively to only sample basement rocks, and then only rocks exhibiting either alteration, brecciation, iron minerals, veining or obvious sulphide mineralisation.

The sampled intervals were generally very long and continuous. It appears that it was not possible to identify high grade intersection with accuracy (because the overall tenor was low), and therefore bias was reduced.

e. Data Verification

Property EL details were independently verified, and summaries supplied, by Hetherington Exploration & Mining Title Services Pty Ltd, as extracted from the South Australian data query service SARIG.

In addition they requested for PIRSA to directly provide a statement of the title standing. All titles were found to be in good order, and the necessary steps were in train to process outstanding renewals.

PIRSA also supplied copies of all ELs.

The author of the Lake Torrens Technical Report viewed many, if not most, originals of data and reports in Tasman's offices in Perth, WA. This included sighting a representative number of original:

- Reports to PIRSA
- Internal reports
- EL certificates
- Sample despatch sheets
- Sample number logs
- Laboratory assay sheets
- Drill hole log sheets
- Geophysical reports

The author of the Lake Torrens Technical Report verified during a site visit that boundaries of the central EL 3209 would be correct by cross- checking coordinates of localities in or around the EL. This was done with the aid of a GPS to determine coordinates in the field, the EL map, topographic base maps, and Google Earth.

The author of the Lake Torrens Technical Report verified during a site visit to Titan and Marathon South prospects that reported drill hole actually existed and that their locations were correct.

The author of the Lake Torrens Technical Report verified core, core sampling, handling and storage during a visit to Challenger's workshops and storage in Adelaide, SA.

Core boxes and core from one hole from Titan and one from Marathon South were sighted. The markings and names were checked against digital logs of the holes.

Furthermore a proportion of core boxes from Titan hole TI002 were laid out to sight the core. A photographic record was made.

Finally a few samples from this hole's core was sampled, thin sections cut, and analysed by the accompanying geological consultant.

Limitations of the verifications here are:

- No standard, blank or duplicate assaying was done.
- No repeat assaying has been done here
- The security of transporting the samples cannot be verified.

Security of Samples

According to Tasman all sample preparation for Tasman samples was conducted by Challenger in Adelaide, South Australia.

a. Sampling Interval

It is understood that Challenger personnel performed all sample preparation work, and that no Challenger personnel have any links to Tasman.

b. Sampling Preparation Method

Virtually all samples delivered to Challenger were drill core. Sample preparation involved splitting the core lengthways with a diamond saw. From the visit to Challenger it was sent that the core was placed in a slotted metal tube for cutting. The tube was shorter than a core box, which would have necessitated breaking core lengths to fit.

Tasman specified the intervals to sample in a despatch sheet written up on site. This sheet recorded dispatch numbers and the depths. All core over the intervals was split.

Tasman also specified the lengths of core to be individually assayed. These lengths were equal. Sample numbers were given to the individual sample for assay. It is not known how the core for analysis was treated of bagged after splitting. Challenger then sent an advice back to Tasman linking the sample depth intervals with sample numbers.

Over time Tasman's core splitting instruction changed, and they also changed for different lithologies. The basement core was generally split in half, and 1m or 2m intervals used. Some core thought to be less mineralized only had a third sliced of, and longer lengths 35m composited for assay. Some apparently barren long intervals were sample by shaving off small fillets along the core.

Tasman's despatch sheets also specified the laboratory methods and elements for Challenger to instruct the assay laboratory to use. Initially the assay laboratory used was Amdel in Adelaide, South Australia. Subsequently Tasman switched assaying to Genalysis in Adelaide, South Australia. Both laboratories are NATA (National Association of Testing Authorities. Australia) certified.

Preparation of the core sample for analysis was undertaken by the assay laboratories.

It is not known how the very small number of percussion chip samples were prepared for assay.

c. *Sampling Preparation Quality Control*

It is not known what quality control measures have been undertaken by Challenger or the assay labs.

On check assays it is known that Tasman undertook very little sample checking, and had no routine system of blanks, duplicates or standards. Tasman did re-assay some material (of WMC), but it is not known if the results were correlated with the original assays.

It is known that the assay laboratories performed their own checks during the assay process, but it is unclear if these results were routinely, or ever, relayed back to Tasman.

Sample pulps and rejects were not routinely retained.

d. *Adequacy of Sample Preparation*

The author of the Lake Torrens Technical Report is of the opinion that the sample preparation was adequate, considering that the number of holes was limited and comparatively short intervals were sampled. Challengers operations appeared sound and methodical, with an understanding of the issues. The company appears to have a wide client base, including PIRSA. The author of the Lake Torrens Technical Report is also of the opinion that the assay laboratory analytical procedures would be sound. Both companies are well known and patronised. However the author of the Lake Torrens Technical Report is not convinced of the soundness of the varying proportions of core cut for assaying, nor the variation of composite lengths. In addition the core appeared not to be cut at lithological boundaries.

The author of the Lake Torrens Technical Report could not comment on the security of the samples, either en route from the drill pad to Challenger, at Challenger, en route to the assay laboratories, or at the assay laboratories.

Interpretations

e. *Project Potential & The Geological Model*

In terms of deposit setting this project is undoubtedly in a promising geological location. It is close to a world class copper, gold and uranium mine, and there are other examples of the deposit type in the area. Regional geophysical work indicates that the properties are optimally located.

In terms of exploration history setting this project is still fresh in terms of past exploration. Little exploration for any minerals has been done in the area, and as the deposit type is relatively new so the amount of exploration done for them specifically is even more limited. Both of these factors reduce the probability that Olympic Dam is the only deposit of its type in the area.

In terms of IOCGU geological model, and notwithstanding the deposit type's newness, there are clear enough concepts of IOCGU deposits to construct a plausible geological model, based initially on geophysics, for exploration here.

f. *Targets Identified*

The geological model employed has provided the Project with multiple exploration targets from the existing geophysics. The tenor of regional gravity and magnetics within the property area indicate that others could be identified as models are refined.

g. *Physical Setting*

The physical settings of the Project are amenable to exploration. Although the location is regarded as remote the communication and transportation links to the area are good. The topography and climate present a moderate exploration environment.

h. *Exploration Methods Being Utilised*

The geophysical and drilling exploration methods being utilised appear to work well together (evidenced by the results below). The issue which impacts both is the depth of cover, which experience in the area and technique should ameliorate.

i. *Results*

Results of past exploration can be deduced from logging and sampling of the drill core. Logging has revealed iron rich brecciated basement rocks very much in keeping with the IOCG(U) model. Sampling has periodically indicated copper mineralisation within these rocks. Both of these apparently vindicate the exploration model and methods.

Conclusions

An overall conclusion of past exploration at Lake Torrens is that the model and methods have found positive indications of IOCGU deposits.

At the most advanced prospect, Titan, the logged lithologies, mineralised assay values and the inter-hole assay trends, in conjunction with a re-assessment of the local geophysics, combine for a conclusion that the prospect is very promising. The author was impressed with the textures and sulphides viewed in the core from TI002 at Titan.

Regionally the proximal setting to Olympic Dam, the large area of the properties, and the number of targets already identified, all lead to a conclusion that exploration has a significant prospect of success.

See "Cautionary Note Regarding Forward-Looking Statements" in the Information Circular.

Mike Lake Property

The Mike Lake property (the "**Mike Lake Property**") consists of 258 contiguous, unsurveyed mineral claims. They are located in west-central Yukon, approximately 80 km east-northeast of Dawson City. The Mike Lake Property is roughly centred at latitude 64°18'N and longitude 137°54'W on NTS 116A/04 and 116A/05. The claims were staked under the Yukon Quartz Mining Act and are registered in the Dawson Mining District in the name of Archer Cathro which holds them in trust for Dynamite, subject to terms of an option agreement described below. A full Yukon mineral claim is 20.9 hectares in size but, because of the relatively complex staking history, many of the claims comprising the Mike Lake Property are not full size. Accordingly, the property covers an aggregate area of about 5000 hectares.

The Mike Lake Property is subject to the terms of an option agreement between Dynamite and Mena Resources Inc. ("**Mena**"). Under terms of the agreement, Dynamite can earn a 100% interest, subject to net smelter return (NSR) royalties that apply to different parts of the property. Most of the northern third of the Mike Lake Property is subject to a 2% NSR royalty payable to Barrick Gold Inc. ("**Barrick**") on all mineral production. The remainder is subject to a 2.5% NSR royalty, which is payable to Mena. There is no provision to buy out any part of Barrick's NSR royalty, but 1.5% of Mena's 2.5% NSR royalty can be purchased at any time by Dynamite for $1,000,000, leaving a 1% NSR royalty payable on gold and silver production only. The agreement also requires that Mena transfer registration of the claims to Dynamite or its representative (Archer, Cathro & Associates). The mineral claims comprising the Mike Lake Property can be maintained in good standing beyond current expiry dates by performing approved exploration work to a dollar value of $100 per claim per year.

Exploration work on the Mike Lake Property is subject to the Mining Land Use Regulations of the Yukon Quartz Mining Act, which requires permits prior to performing significant exploration programs. Exploration is currently being conducted under Class III Permit LQ00131, which is valid until August 15, 2009. To the extent known by the Corporation, the Mike Lake Property has no known environmental liabilities as a result of previous mining exploration activities. Streams draining the property make their way to the Klondike River, which in turn drains into the Yukon River. Both the Yukon and Klondike Rivers support andronamous salmon populations.

RISK FACTORS

In considering whether to vote for the approval of the Arrangement, Dynamite Shareholders should be aware that there are various risks, including those described below and those described in Schedule "I" – "Tau Mining Limited" and those associated with the Corporation post-arrangement under "Dynamite Resources Limited – Post-Arrangement Risk Factors" below. Dynamite Shareholders should carefully consider these risk factors, together with other information included in the Information Circular and schedules thereto, before deciding whether to approve the Arrangement.

Exploration, development and mining operations involve a high degree of risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that commercial quantities of minerals will be discovered on the properties currently held by Dynamite, nor is there any guarantee that Dynamite's exploration programs will yield positive results.

Possible Non-Completion of the Arrangement

There is no assurance that the Arrangement will receive regulatory, Court or Dynamite Shareholder approval or will be completed. If the Arrangement is not completed, Dynamite Shareholders will lose the prospective benefits of the Arrangement, the share price of the Dynamite Common Shares may suffer and Dynamite Shareholders will continue to be subject to the risk factors as disclosed in the Information Circular and schedules thereto.

Dilution

Dynamite plans to focus on exploring for minerals and will use its working capital to carry out such exploration. However, Dynamite will require additional funds to further such activities. To obtain such funds, Dynamite may sell additional securities including, but not limited to, Dynamite Common Shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of Dynamite Shareholders.

There is no assurance that additional funding will be available to Dynamite for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that Dynamite will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development.

Exploration and Mining Risks

Resource exploration and development is a speculative business and involves a high degree of risk. There is no certainty that expenditures made by Dynamite in the exploration of the properties described in the Information Circular, the schedules attached thereto or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by Dynamite will be affected by numerous factors beyond the control of Dynamite. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Dynamite not receiving an adequate return on invested capital.

Commodity Prices

Factors beyond Dynamite's control may affect the marketability and price of any ore or minerals discovered at and extracted from Dynamite properties. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond Dynamite's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot be accurately predicted.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Dynamite may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of Dynamite Common Shares.

Dynamite is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and development) has not been generally available to companies within the industry. Dynamite will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Dynamite becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Dynamite has to pay such liabilities and result in bankruptcy. Should Dynamite be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Dynamite is subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Dynamite maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Dynamite could incur significant costs that could have a materially adverse effect upon its financial condition.

Permits and Licenses

Dynamite's operations will require licenses and permits from various governmental authorities. Dynamite anticipates that it will be able to obtain in the future all necessary licenses and permits to carry on its activities, and that it complies in all material respects with the terms of such licenses and permits. However, there can be no guarantee that Dynamite will maintain, at all times, all necessary licenses and permits required to undertake the exploration and development or to place any of their properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Competition

Competition in the mineral exploration business is intense and could adversely affect Dynamite's ability to suitably develop its properties. Dynamite competes with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental Regulations

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which require Dynamite to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the activities of Dynamite. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on Dynamite. Additionally, Dynamite may be subject to liability for pollution or other environmental damages, which they do not insure against.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Dynamite's future operations.

Dependence on Key Personnel

Dynamite's future success and growth depends in part upon the experience of a number of key management personnel. If, for any reason, any one or more of such key personnel do not continue to be active in Dynamite's management, operations and business prospects could be adversely affected.

Title to Dynamite's properties or interests may be disputed

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. There is no guarantee of title to any of Dynamite's properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. Dynamite has not definitively surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed. Dynamite may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Political, economic and social conditions may adversely affect Dynamite's or Tau's investments

Dynamite's investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on Dynamite's results of operations and financial condition. Certain areas in which Dynamite may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples which could potentially affect Dynamite's or Tau's projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect Dynamite's or Tau's property interests or restrict its operations. Dynamite's or Tau's mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Statutory and regulatory compliance is complex and may result in delay or curtailment of operations

The current and future operations of Dynamite are governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Dynamite may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Dynamite and cause increases in capital expenditures or require abandonment or delays in exploration.

Dynamite shares may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Dynamite include macroeconomic developments in North

America and globally, and market perceptions of the attractiveness of particular industries. Dynamite's share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver, copper, lead or zinc prices. There can be no assurance that continual fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of the Dynamite Common Shares at any given point in time may not accurately reflect Dynamite's long-term value.

Dynamite and Tau subject to risks respecting operations

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although Dynamite expects to carry liability insurance with respect to its mineral exploration operations, Dynamite may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Risks associated with conflicts of interest

Certain of the directors and officers of Dynamite also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Dynamite will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Dynamite and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the *Business Corporations Act* (British Columbia) and other applicable laws.

SELECTED FINANCIAL INFORMATION

Dynamite Annual Financial Information

The financial information set forth in the table below includes the accounts of Dynamite and 0727189 on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada. The selected financial information should be read in conjunction with and is qualified by the audited consolidated financial statements of Dynamite and the notes thereto attached to the Information Circular as Schedule "C1".

	For the year ended July 31	For the seven month Period ended July 31,	For the year ended December 31,
	2006	2005	2004
	($)	($)	($)
Revenue	Nil	Nil	Nil
Net loss for the period	(342,158)	(242,159)	(47,551)
Basic and diluted loss per share	(0.03)	(0.03)	(0.02)
Total Assets	4,574,183	3,535,302	853,270
Total Long Term Financial Liabilities	737,915	157,265	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Dynamite Quarterly Financial Information

The consolidated summary of the quarterly financial information of Dynamite below reflects the reverse takeover of Bashaw by 0727189, which occurred on June 13, 2005, wherein Dynamite was identified as the continuing entity for accounting purposes. The following table shows results for the last quarter ending at the most recently completed financial year compared to those from the seven prior quarters.

Quarter ended	Total Revenue ($)	Net Income (Loss) ($)	Net Income (Loss) Per share ($)
July 31, 2006	Nil	(513,307)	(0.01)
April 30, 2006	Nil	221,066	0.02
January 31, 2006	Nil	(17,642)	0.00
October 31, 2005	Nil	(32,275)	0.00
July 31, 2005	Nil	(238,823)	(0.02)
March 31, 2005	Nil	(3,336)	0.00
December 31, 2004	Nil	(37,841)	(0.02)
September 30, 2004	Nil	(9,710)	0.00

Tau Selected Financial Information

The following table sets out selected financial information for Tau, on a consolidated basis, for the periods indicated which is qualified by the more complete information contained in the audited financial statements of Tau for the period ended March 31, 2007, attached hereto as Schedule "C3".

	Period from incorporation on February 27, 2006 and ending March 31, 2007 £
Revenue	Nil
Loss for the year before income taxes	2,883,782
Tax on loss	(1,376)
Net Loss for the Period	(2,885,158)
Basic and diluted loss per share	(0.02)

	As at March 31, 2007 £
Total Assets	8,188,255
Total Liabilities	1,469,276
Shareholders Equity	6,718,979
Cash Dividends Declared per Share	Nil

Dynamite Selected Unaudited Pro Forma Financial Information

The following selected unaudited *pro forma* consolidated financial information for Dynamite is based on the assumptions described in the notes to the Dynamite unaudited *pro forma* consolidated financial statements attached to this Information Circular as Schedule "B". These *pro forma* financial statements have been prepared based on the assumption, among other things, that the Arrangement, including the Acquisition, had occurred on August 1, 2005. ***The unaudited pro forma financial statements are not necessarily indicative of Dynamite's consolidated financial position and results from operations if the events reflected therein had been in effect on* August 1, 2005, *nor do they purport to project Dynamite's consolidated financial position or results from operations for any future periods.***

The *pro forma* financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement, including the Acquisition. The selected unaudited *pro forma* financial information given below should be read in conjunction with the description of the

Arrangement, including the Acquisition, contained in this Information Circular, the unaudited *pro forma* financial statements contained in Schedule "B", the audited and unaudited financial statements of Dynamite and the audited financial statements of Tau in Schedules "C1", "C2" and "C3", respectively.

	Dynamite April 30, 2007 (unaudited) $	**Tau** March 31, 2007 (audited) $	**Pro-Forma *Adjustments*** (unaudited) (Note 2) $	**Pro-Forma Consolidated** April 30, 2007 (unaudited) $
Revenue				
Net loss for the period	1,212,729	2,522,000	–	3,734,729
Basic and diluted loss per share	0.07	–	–	0.03
Total Assets	6,064,961	23,951,000	51,185,556	81,201,517
Total Long Term Financial Liabilities	1,084,675	4,819,000	2,003,556	7,907,231
Cash Dividends Declared per Share	Nil	Nil	–	Nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to Management's Discussion and Analysis (**"MD&A"**) for the year ended July 31, 2006 and for the nine month interim period ended April 30, 2007, which form a part hereof and are incorporated by reference herein. Copies of the MD&A is available at www.sedar.com

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Dynamite consists of an unlimited number of Dynamite Common Shares of which 29,515,000 Dynamite Common Shares are issued and outstanding as at July 9, 2007.

Holders of Dynamite Common Shares are entitled to one vote per share at all meetings of Dynamite Shareholders. Holders of Dynamite Common Shares are entitled to receive a pro rata share of the assets of Dynamite available for distribution to holders of Dynamite Common Shares in the event of liquidation, dissolution or winding-up of Dynamite. All Dynamite Common Shares rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Dynamite Common Shares.

DIVIDENDS

Dynamite has not paid any dividends on its Common Shares since incorporation and does not anticipate paying dividends on its Common Shares for the foreseeable future. Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including Dynamite's operating results, financial condition and current and anticipated cash needs.

STOCK OPTION PLAN

Dynamite has adopted a stock option plan (the **"Dynamite Stock Option Plan"**) for senior officers, directors, employees and consultants of Dynamite and its subsidiaries and other persons as designated from time to time by the Board of Directors of Dynamite. The Dynamite Stock Option Plan provides for the issuance of stock options exercisable to acquire up to 10% of the number of issued and outstanding Dynamite Common Shares as at the date of grant, subject to standard anti-dilution adjustment. This is a "rolling plan" as the number of Dynamite Common Shares reserved for issuance pursuant to the grant of stock options will increase as Dynamite's issued and outstanding share capital increases. At no time will more than 10% of the number of outstanding Dynamite Common Shares be subject to grant under the

Dynamite Stock Option Plan. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of Dynamite Common Shares in respect of that expired or terminated stock option that have not been exercised shall again be available for grant under the Dynamite Stock Option Plan.

The purpose of the Dynamite Stock Option Plan is to encourage share ownership in Dynamite by senior officers, directors, employees and consultants of Dynamite and its subsidiaries and other persons as designated from time to time by the Board of Directors of Dynamite. The maximum number of Dynamite Common Shares under the Dynamite Stock Option Plan which may be reserved for issuance to any one senior officer, director, employee or consultant of or its subsidiaries and other designated persons as designated from time to time by the Board of Directors of Dynamite is 5% of the number of Dynamite Common Shares outstanding at the time of the grant (calculated on a non-diluted basis and 2% for any consultant of Dynamite). Any shares subject to an option which for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the Dynamite Stock Option Plan. The option price of any shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted, less any discount permitted by the policies of the TSXV.

Options granted under the Dynamite Stock Option Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, senior officer, director or consultant of Dynamite or its subsidiaries and other designated persons as designated from time to time by the Board of Directors of Dynamite or any of its subsidiaries or ceasing to have a designated relationship with Dynamite, as applicable, or upon the optionee retiring, becoming permanently disabled or dying. Regardless of the reason (other than death), an option holder will have 90 days after his or her termination to exercise their option (30 days if the optionee is engaged in providing investor relations services). The options are non-transferable. The Dynamite Stock Option Plan contains provisions for adjustment in the number of Dynamite Common Shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the Dynamite Common Shares, a merger or other relevant changes in Dynamite's capitalization. Subject to shareholder approval in certain circumstances, the Board of Directors of Dynamite may from time to time amend or revise the terms of the Dynamite Stock Option Plan or may terminate the Dynamite Stock Option Plan at any time. The Dynamite Stock Option Plan does not contain any provision for financial assistance by Dynamite in respect of options granted under the Dynamite Stock Option Plan.

CHANGES IN SHARE CAPITAL

From August 1, 2006 to July 9, 2007, Dynamite issued a total of 29,515,000 Dynamite Common Shares through the exercise of director and employee share purchase options. As at July 9, 2007, Dynamite had outstanding share purchase options to purchase up to 2,650,000 Dynamite Common Shares at prices ranging from $0.25 to $0.76 per Dynamite Common Share.

On March 26, 2007, Dynamite completed a private placement of 10,000,000 units at $0.20 per unit for total gross proceeds of $2,000,000. Each unit consisted of one Dynamite Common Share and one common share purchase warrant. Each Dynamite Common Share purchase warrant entitles the holder to purchase one Dynamite Common Share at $0.25 until March 26, 2009.

OPTIONS TO PURCHASE SECURITIES

The table below describes the number of options approved for issuance under the Dynamite Stock Option Plan (as defined below) as at June 30, 2007. See "Stock Option Plan" above.

Options held by	Date Issued	Number of Options outstanding	Exercise Price	Expiration Date
6 executive officers and directors of Dynamite, or their holding corporations	July 12, 2006	690,000[1]	$0.29	July 12, 2011
	March 22, 2007	1,360,000[2]	$0.29	March 22, 2012
	April 9, 2007	100,000[3]	$0.76	April 9, 2012
	June 20, 2007	200,000 [3]	$0.69	June 20, 2012
8 consultants of Dynamite	July 12, 2006	150,000[3]	$0.29	July 12, 2011
	March 9, 2007	100,000[4]	$0.25	March 9, 2012
	March 15, 2007	100,000[4]	$0.31	March 12, 2012
	March 22, 2007	100,000[3]	$0.55	March 22, 2012
	April 9, 2007	50,000[3]	$0.76	April 9, 2012
	June 20, 2007	50,000[3]	$0.69	June 20, 2012

Note:

(1) 200,000 of the options vest in eight (8) equal amounts on a quarterly basis over a two (2) year period. The remaining 490,000 options vest immediately and are subject to a statutory four (4) month hold period.

(2) 100,000 of the options vest in eight (8) equal amounts on a quarterly basis over a two (2) year period. The remaining 1,260,000 options vest immediately and are subject to a statutory four (4) month hold period.

(3) The options vest immediately and are subject to a statutory four (4) month hold period.

(4) The options vest in eight (8) equal amounts on a quarterly basis over a two (2) year period.

PRIOR SALES

On March 26, 2007, Dynamite completed a private placement financing through the issuance of 10,000,000 units priced at $0.20 per unit for total gross proceeds of $2,000,000. Each unit consisted of one Dynamite Common Share and one Dynamite Common Share purchase warrant. Each warrant entitles the holder to purchase one Dynamite Common Share at a price of $0.25 until March 26, 2009. Each of the Dynamite Common Shares and warrants comprising the units are subject to a hold period that will expire on July 27, 2007.

Since August 1, 2006, 2,505,000 Dynamite Common Shares have been issued upon the exercise of 2,230,000 Dynamite Warrants and 275,000 Dynamite Options.

TRADING PRICE AND VOLUME

The Dynamite Common Shares are listed and posted for trading on the TSXV under the symbol "DNR". The following tables set forth information relating to the trading of the Dynamite Common Shares on the TSXV for the months indicated:

	Sales Price ($)		Average Daily
	Low	High	Volume
July 2007 (to July 9, 2007)	$0.67	$0.79	17,200
June 2007	$0.60	$0.93	158,438
May, 2007	$0.70	$0.93	126,336
April, 2007	$0.60	$1.26	128,575
March, 2007	$0.24	$0.76	169,964
February, 2007	$0.24	$0.28	66,500
January, 2007	$0.21	$0.28	4,274
December, 2006	$0.19	$0.23	21,843
November, 2006	$0.16	$0.32	51,791
October, 2006	$0.23	$0.28	8,071
September, 2006	$0.28	$0.42	32,750
August, 2006	$0.34	$0.40	21,727
July, 2006	$0.28	$0.45	37,790
June, 2006	$0.29	$0.40	18,909
May, 2006	$0.27	$0.44	12,773

The price of the Dynamite Common Shares as reported by the TSXV at the close of business on July 9, 2007 was $0.73.

ESCROWED SECURITIES

Pursuant to a qualifying transaction agreement dated May 30, 2005 ("**Qualifying Transaction Agreement**"), 3,590,000 Dynamite Common Shares were deposited in escrow. Pursuant to the terms of the Qualifying Transaction Agreement, ten percent (10%) of such Dynamite Common Shares were released from escrow upon receipt by the TSXV of the Final Exchange Bulletin. Fifteen percent (15%) were released on each of the 6, 12, 18 and 24 month anniversaries of the initial release. Fifteen percent (15%) will be released on November 30, 2007, the 30 month anniversary of the first release and the final fifteen percent (15%) will be released on May 30, 2008, the 36 month anniversary of the first release. As at July 9, 2007, 1,077,000 (3.6%) Dynamite Common Shares were held in escrow.

DIRECTORS AND OFFICERS

Each director listed below holds office until his successor is appointed.

Name and Municipality of Residence	Principal Occupation(s)	Director/ Officer Since	Number of Dynamite Common Shares Beneficially Owned or Over which Control is Exercised[1]
Blair Krueger[3] President, Chief Executive Officer and Director Toronto, Ontario	President and Chief Executive Officer of Dynamite since July 14, 2006; President of Garrison International Ltd. (mineral exploration a development company) since July 2005. Manager of China Operations of Desjardins Securities (a securities brokerage firm) from 2003 to 2004 and Manager of China Operations of Thomson Kernaghan & Co. Limited (a brokerage firm) from 1995 to 2003.	July 12, 2006	250,000

Name and Municipality of Residence	Principal Occupation(s)	Director/ Officer Since	Number of Dynamite Common Shares Beneficially Owned or Over which Control is Exercised(1)
Gerald McCarvill Director Toronto, Ontario	Mining Executive	March 2007	Nil
Lewis MacKenzie Director Ottawa, Ontario	Corporate Director	March 2007	Nil
Tony Wonnacott(2) Director Toronto, Ontario	Barrister & Solicitor (since February 2001)	June 14, 2006	Nil
Stan Bharti(2) Director Toronto, Ontario	Mining and Business Consultant. From 2002 to April 2006, director and President of Desert Sun Mining Ltd.	June 14, 2006	1,925,000
Deborah Battiston Chief Financial Officer Toronto, Ontario	Financial Consultant	June 14, 2006	Nil
Patrick Gleeson Corporate Secretary Toronto, Ontario	Barrister and Solicitor (since September 2002)	May 1, 2007	Nil

Notes:

(1) The information as to Dynamite Common Shares owned or over which the Nominees exercise control or direction not being within the knowledge of Dynamite has been furnished by the respective Nominee.

(2) Member of the Audit Committee.

(3) Executive Chairman.

Blair Krueger, has over 20 years of international mining, oil and gas and financial experience. Mr. Krueger has been a director of Garrison International Ltd. (a Canadian gold exploration and development company) since July 2005. Mr. Krueger was a director and Manager of China Operations of Research Capital Corp. (a brokerage firm) from 2004 to 2005, Manager of China Operations of Desjardins Securities (a securities brokerage firm) from 2003 to 2004 and Manager of China Operations of Thomson Kernaghan & Co. Limited (a brokerage firm) from 1995 to 2003. After graduating from the University of Victoria, Mr. Krueger obtained his M.B.A. from the University of Western Ontario in 1989.

Gerald McCarvill, has more than 20 years experience in the financial sector holding senior positions with major investment firms, including as a member of the executive committee of Wood Gundy. Most recently, he was CEO of McCarvill Corporation, a diversified financial services company, and was previously the CEO of Repadre Capital Corporation, a mining royalty company. From 2002 to April 2006, Mr. McCarvill was a director of Desert Sun Mining Corp.

Major General (ret'd) Lewis MacKenzie is a distinguished Canadian who retired after a prolific military career of 36 years. One of his many accomplishments included the command of Sarajevo, Yugoslavia under the United Nations Protection Force in 1992. Major General MacKenzie was made an Honorary Chief of the Metro Toronto Police Force in 1993 and holds Honorary Doctorates from numerous Canadian universities. Following the attacks of September 11, 2001, Lewis MacKenzie was appointed one of two advisors to the Government of Ontario on counter-terrorism and emergency measures. In 2002, he was invested with the Order of Ontario for his humanitarian work in Eastern Africa and in 2006 was named to the Order of Canada. He is a graduate of the Xavier Junior College of Sydney, Cape Breton and The University of Manitoba.

Tony Wonnacott, is a corporate securities lawyer who has been called to the Ontario Bar, completed the Canadian Securities Course and obtained a Bachelor of Commerce (cum laude) and a Bachelor of Laws. Mr. Wonnacott has been a member of the Law Society of Upper Canada as Barrister & Solicitor in Ontario since February 2001. He has served as Corporate Secretary and provided management consulting services to several TSXV listed companies in the mineral exploration and development industry. Mr. Wonnacott served as the Corporate Secretary of Desert Sun Mining Corp. (a Toronto Stock Exchange listed mineral exploration and development company which was acquired by Yamana Gold Inc. in April 2006) from April 2003 to April 2006 and was with the law firm of McMillan Binch, LLP in Toronto, Ontario from May 1999 to March 2003.

Stan Bharti, has over 25 years of experience in operations, public markets and finance. Over the last ten years Mr. Bharti has been involved in acquiring, restructuring, and financing. Mr. Bharti has raised over $200 million in public markets over the last decade. His experience in public markets includes acquisitions of companies in Europe, Australia and North America. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England. From 2002 to April 2006, Mr. Bharti was a director and past president of Desert Sun. Additionally, Mr. Bharti has been a director of several public companies, including Valencia Ventures Inc., an emerging Canadian resource company, of which he has been either a director or officer since 1994.

Deborah Battiston, is a C.G.A. with over 20 years of accounting and financial management experience. She obtained her B.A. in Economics from the University of Guelph in 1981 and was Vice President Finance, C.F.O. for The Sun Blush Technologies Corporation, a TSXV listed company in the technology sector, from August 1998 to June 2003. Since June 2003, Ms. Battiston has served as the Chief Financial Officer of several TSXV listed mineral exploration and development companies, including Valencia Ventures Inc. and Largo Resources Ltd.

Patrick Gleeson, was from 2002 to 2007 a lawyer at a large Canadian law firm. He received a J.D. from the University of Toronto in 2001, a M.A. in international relations from the University of Toronto in 2001 and a B.A. from Queen's University in 1997.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No proposed director (a) is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Bharti, who was a director of Galaxy OnLine Inc., which on May 29, 2001, became subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements, and a director of William Multi-Tech Inc., which on May 29, 2001 became subject to a cease trade order for a period of more than 30 consecutive days for failing to file its financial statements; or (b) has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, other than Mr. Bharti, who was a director and significant shareholder of BLM Service Group Inc., which was petitioned into bankruptcy on May 31, 2001.

CONFLICTS OF INTEREST

To the best of Dynamite's knowledge, and other than as disclosed in the Information Circular to which this Schedule "H" is attached, there are no known existing or potential conflicts of interest between Dynamite and any director or officer of Dynamite, except that certain of the directors and officers serve as directors and officers of other public companies.

EXECUTIVE COMPENSATION

Reference is made to the management information circular of Dynamite dated November 24, 2006, which forms a part hereof and is incorporated by reference herein, for information relating to executive compensation, a copy of such circular is available on SEDAR at www.sedar.com

REGISTRAR AND TRANSFER AGENT

The director and transfer agent for the Dynamite Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

LEGAL PROCEEDINGS

Management of Dynamite are not aware of any legal proceedings, contemplated or actual, involving Dynamite that would be material to the financial condition or results of operations of Dynamite.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Stan Bharti is a director of Dynamite and shareholder of Tau. Following completion of the Arrangement, Mr. Bharti will be a director of the Corporation. Mr. Bharti currently indirectly controls less than one percent of the outstanding Tau Ordinary Shares. Mr. Bharti will receive Common Shares in exchange for his Tau Ordinary Shares upon completion of the Arrangement.

Stan Bharti currently holds less than five percent of the shares of Set Management Ltd., the corporation that Dynamite has contracted with to acquire ownership of the Lake Torrens Project (as defined herein). See Schedule "H" – Dynamite Resources Ltd. – General Development of the Business – Overview". See also "Interest of Certain Persons in Matters to be Acted Upon" in the Information Circular to which this Schedule "H" is attached.

LEGAL MATTERS

Certain legal matters relating to the Arrangement and to the Common Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Dynamite by Cassels Brock and Blackwell LLP. As of the date hereof, the partners and associates of Cassels Brock and Blackwell LLP, as a group, beneficially owned directly or indirectly less than 1% of Dynamite's issued and outstanding Dynamite Common Shares.

AUDITORS

The auditors of Dynamite, appointed on July 9, 2007, are McGovern, Hurley, Cunningham, LLP at its principal office in Toronto, Ontario. In connection with the Arrangement, MacKay LLP, the former auditors of Dynamite resigned, effective as of July 9, 2007. MacKay LLP was Dynamite's auditor from November 25, 2005 to July 9, 2007.

MATERIAL CONTRACTS

The following is a list of material contracts to which Dynamite is a party:

1. the Agreement;
2. the Warrant Indenture;

3. the Underwriting Agreement;
4. the Subscription Receipt Agreement; and
5. the Letter Agreement.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 820, 65 Queen Street West, Toronto, Ontario M5H 2M5.

ADDITIONAL INFORMATION

Additional information relating to Dynamite is available on SEDAR at www.sedar.com. Financial information is provided in Dynamite's audited financial statements and MD&A for the financial year ended July 31, 2006 and is available on SEDAR at www.sedar.com.

Dynamite will provide free of charge to Dynamite Shareholders, upon request to its Corporate Secretary by telephone at (416) 861 - 5800, a copy of Dynamite's financial statements and MD&A.

OTHER MATTERS

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Dynamite Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

DYNAMITE RESOURCES LTD. – POST ARRANGEMENT

After completion of the Arrangement, the Corporation will remain a reporting issuer in the provinces of British Columbia and Ontario. The following information is reflective of the projected business, financial and share capital position of the Corporation – post Arrangement. See also the unaudited Pro Forma Financial Statements of Dynamite attached hereto as Schedule "B", the audited financial statements of Dynamite for the year ended July 31, 2006 attached as Schedule "C1", the unaudited financial statements of Dynamite for the 9 month period ended April 30, 2007, and the audited financial statements of Tau for the year ended March 31, 2007 attached as Schedule "C2", respectively to this Information Circular.

NAME AND INCORPORATION

The Corporation will be the resulting corporation following the amalgamation of Dynamite and Finco pursuant to the Arrangement.

The Corporation's registered and records office will be located at Suite 820, 65 Queen Street, Toronto, Ontario, M5H 2M5 and its head office and principal place of business will be located at Suite 820, 65 Queen Street West, Toronto, Ontario, M5H 2M5. The Corporation will be a publicly traded mineral exploration company trading on the TSXV under the symbol "DNR".

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, the corporate organization chart for the Corporation will be as follows:


Dynamite Resources Ltd.
(Canada)
100%
100%
Tau Mining Limited
(United Kingdom)
0727189 B.C. Ltd.
(British Columbia)
100%
100%
LLP Long Alpha Mining Company
(Kyrgyz Republic)
Onyx Resources Group Ltd.
(British Virgin Islands)
100%
Tau Mining Limited
(Ontario)

DESCRIPTION OF THE BUSINESS

The Corporation will be a development stage company amalgamated under the laws of Canada, primarily engaged in the acquisition, exploration and development of mineral properties. Initially, the Corporation will not have any employees.

PROPERTIES

Following completion of the Arrangement, the material properties of the Corporation will be the Kokomeren and Barskaun properties and the Corporation will be party to an agreement to enter into an option agreement regarding the Lake Torrens Project. See "General Development of the Business – Overview" and "General Development of the Business –The Lake Torrens Project" above and Schedule "I" – Tau Mining Limited.

PRO FORMA AVAILABLE FUNDS

The Corporation expects to have approximately $28.8 million working capital upon completion of the Arrangement.

USE OF AVAILABLE FUNDS

The Corporation expects to use the available funds over the next 18 months as follows:

	Maximum
	$
Exploration expenditure on current properties	$ 19.0 million
Working Capital (including other acquisitions)	$ 8.8 million
G&A Expenses	$1.0 million
TOTAL:	**$28.8 million**

The Corporation will spend the funds available to it on completion of the Arrangement in accordance with the table above. There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

UNAUDITED *PRO FORMA* SUMMARY FINANCIAL INFORMATION

The following selected unaudited *pro forma* consolidated financial information for Dynamite is based on the assumptions described in the notes to the Dynamite unaudited *pro forma* consolidated financial statements attached to this Information Circular as Schedule "B". These *pro forma* financial statements have been prepared based on the assumption, among other things, that the Arrangement, including the Acquisition, had occurred on August 1, 2005. ***The unaudited pro forma financial statements are not necessarily indicative of Dynamite's consolidated financial position and results from operations if the events reflected therein had been in effect on* August 1, 2005*, nor do they purport to project Dynamite's consolidated financial position or results from operations for any future periods.***

The *pro forma* financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement, including the Acquisition. The selected unaudited *pro forma* financial information given below should be read in conjunction with the description of the Arrangement, including the Acquisition, contained in this Information Circular, the unaudited *pro forma* financial statements contained in Schedule "B", the audited and unaudited financial statements of Dynamite and the audited financial statements of Tau in Schedules "C1", "C2" and "C3", respectively.

	Dynamite April 30, 2007 (unaudited) $	Tau March 31, 2007 (audited) $	Pro-Forma *Adjustments* (unaudited) (Note 2) $	Pro-Forma Consolidated April 30, 2007 (unaudited) $
Revenue				
Net loss for the period	1,212,729	2,522,000	–	3,734,729
Basic and diluted loss per share	0.07	–	–	0.03
Total Assets	6,064,961	23,951,000	51,185,556	81,201,517
Total Long Term Financial Liabilities	1,084,675	4,819,000	2,003,556	7,907,231
Cash Dividends Declared per Share	Nil	Nil	–	Nil

CONSOLIDATED AUTHORIZED AND ISSUED SHARE CAPITAL

The following table sets forth information on the share capitalization of the Corporation following completion of the Arrangement based on the capitalization of Dynamite, Finco and Tau as of July 9, 2007 (assuming the mnimum required Cash/Share Consideration is elected):

Designation of Security	Amount Authorized	Outstanding Assuming Completion of the Arrangement *(unaudited)*
Common Shares[1]	Unlimited	118,390,000
Warrants[2]	-	84,500,000
Dynamite Options[3]	-	2,650,000
Dynamite Warrants[4]	-	14,547,000
Compensation Options[5]	-	3,375,000
Tau Options[6]	-	50,000,000

Notes:

(1) The Corporation will issue 118,390,000 Common Shares as follows:

(i) 29,515,000 Common Shares in exchange for outstanding Dynamite Common Shares;

(ii) 56,250,000 Common Shares in exchange for outstanding Finco Common Shares; and

(iii) 32,625,000 Common Shares in exchange for outstanding Tau Ordinary Shares.

(2) The Corporation will issue 84,500,000 Warrants as follows:

(i) 56,250,000 Warrants in exchange for outstanding Finco Warrants; and

(ii) 28,250,000 Warrants in exchange for outstanding Tau Ordinary Shares.

(3) The Corporation will be committed to issue up to an additional 2,650,000 Common Shares upon exercise of Dynamite Options that will remain outstanding following completion of the Arrangement.

(4) The Corporation will be committed to issue up to an additional 14,547,000 Common Shares upon exercise of Dynamite Warrants that will remain outstanding following completion of the Arrangement.

(5) The Corporation will be committed to issue up to an additional 3,375,000 Common Shares and 3,375,000 Warrants upon exercise of the Compensation Options and 3,375,000 Common Shares upon exercise of the Warrants underlying the Compensation Options.

(6) The Corporation will be committed to issue up to an additional 12,500,000 Common Shares upon exercise of Tau Options that will remain outstanding following completion of the Arrangement.

Holders of Common Shares will be entitled to one vote per Common Share at all meetings of shareholders of the Corporation. Holders of Common Shares will be entitled to receive a pro rata share of the assets of the Corporation available for distribution to holders of Common Shares in the event of liquidation, dissolution or winding-up of the Corporation. All Common Shares will rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Common Shares.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Stock Options

The Stock Option Plan will be adopted by the Corporation as the stock option plan of the Corporation. See "Dynamite Resources Ltd. – Stock Options" above.

Warrants

The Warrants will be created and issued by the Corporation pursuant to a warrant indenture (the "Warrant Indenture") to be entered into between the Corporation and Computershare Trust Company of Canada, as warrant agent thereunder (the "**Warrant Agent**"), on the closing date of the Arrangement. The Corporation will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture. Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.00 any time prior to 5:00 p.m. (Toronto time) on the day that is two years following the Effective Date, after which time the Warrants will expire and become null and void.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a "dividend paid in the ordinary course", as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants, pursuant to the exercise of directors, officers or employee stock options granted under the Corporation's stock option plan or pursuant to other outstanding exchangeable or convertible securities of the Corporation);

(b) the subdivision, re-division or change of the Common Shares into a greater number of shares;

(c) the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and (e) the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications of the Common Shares; (2) consolidations, amalgamations, plans of arrangement or mergers of the Corporation with or into another entity (other than consolidations, amalgamations, plans of arrangement or mergers that do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (3) the transfer (other than to one of the Corporation's subsidiaries) of the Corporation's undertaking or assets as an entirety or substantially as an entirety to another company or other entity.

No adjustment in the exercise price or the number of Common Shares issuable upon the exercise of a Warrant is required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Common Shares issuable upon exercise of a Warrant by at least one hundredth of a Common Share.

No fractional Common Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights of a holder of Common Shares.

From time to time, the Warrant Agent and the Corporation (when authorized by a resolution of the Board of Directors), without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including the issuance of additional Warrants, curing defects or inconsistencies or for any other purpose not inconsistent with the terms of the Warrant Indenture.

MARKET FOR SECURITIES

The Common Shares and Warrants will be listed and posted for trading on the TSXV.

PRINCIPAL HOLDERS OF VOTING SECURITIES POST ARRANGEMENT

To the knowledge of the directors and officers of Dynamite, at the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding Common Shares.

DIRECTORS AND OFFICERS

If the Arrangement is completed, the board of directors of the Corporation will consist of the following named persons, all of whom are existing directors and officers of Dynamite and/or Tau. Information respecting the Corporation's directors and officers is provided below.

Name, Position and Municipality of Residence[1][2]	Principal Occupation	No. of Securities[3]	Percentage[4]
Stan Bharti[5] *Chair* Toronto, Ontario	Mining and Business Consultant	2,285,000	1.9%
David Argyle *President and Chief Executive Officer* United Kingdom	President and Chief Executive Officer of Dynamite and formerly Managing Director of Tau.	543,750[5]	0.5%
Lewis MacKenzie[5] *Director* Ottawa, Ontario	Corporate Director	Nil	Nil
Gerald McCarvill[5] *Director* Toronto, Ontario	Mining Executive	Nil	Nil

Name, Position and Municipality of Residence[(1)(2)]	Principal Occupation	No. of Securities[(3)]	Percentage[(4)]
Blair Krueger *Director* Toronto, Ontario	President and Chief Executive Officer of Dynamite since July 14, 2006; President of Garrison International Ltd. (mineral exploration a development company) since July 2005. Manager of China Operations of Desjardins Securities (a securities brokerage firm) from 2003 to 2004 and Manager of China Operations of Thomson Kernaghan & Co. Limited (a brokerage firm) from 1995 to 2003.	250,000	0.2%
Deborah Battiston *Chief Financial Officer* Toronto, Ontario	Financial Consultant	Nil	Nil
Patrick Gleeson *Corporate Secretary* Toronto, Ontario	Barrister and Solicitor (since September 2002)	Nil	Nil

Notes:

(1) The information as to residence and principal occupation, not being within the knowledge of Dynamite, has been furnished by the respective directors and officers individually.

(2) Directors serve until the earlier of the next annual general meeting or their resignation.

(3) The information as to securities beneficially owned or over which a director or officer will exercises control or direction, not being within the knowledge of Dynamite, has been furnished by the respective directors and officers individually based on shareholdings in Dynamite as of the date of this Information Circular.

(4) Assuming completion of the Arrangement as set out under "Consolidated Authorized and Issued Share Capital" above.

(5) Assumes Mr. Argyle and Mr. Bharti each tender their Tau Ordinary Shares to the Offer and further assumes each elects the Cash/Share Consideration.

(6) Member of the Audit Committee.

Upon the completion of the Arrangement, it is expected the directors and senior offices as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 3,078,750 Common Shares representing approximately 2.6% of the issued Common Shares, assuming 70 million Tau Shareholders elect the Cash/Share Consideration.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

See "Dynamite Resources Ltd. – Cease Trade Orders, Bankruptcies, Penalties and Sanctions" above.

EXECUTIVE COMPENSATION

The executive officers of the Corporation will be the same as the executive officers of the Corporation, with the exception of the addition of David Argyle as the President and Chief Executive Officer. The compensation arrangements for the executive officers of the Corporation will be the same as they were for Dynamite. See "Dynamite Resources Ltd. – Executive Compensation" above. See also Schedule "I" – "Tau Mining Limited".

RISK FACTORS

The risk factors set out below assume the completion of the Arrangement. Dynamite Shareholders should also consider the risk factors associated with the Arrangement described under "The Arrangement – Arrangement Risk Factors" and the other risk factors set forth in this Schedule "H" and elsewhere in the Information Circular to which this Schedule "H" is attached. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Dynamite, may also adversely affect the business of Dynamite following completion of the Arrangement. In particular, the Arrangement is subject to certain risks, including the following:

Business Combination Risks

Dynamite may not realize the anticipated benefits of the Arrangement. Dynamite and Tau entered into the Arrangement Agreement to strengthen their respective positions in the mining exploration and development industry and to create the opportunity for potential cost savings, among other things. Achieving the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as Dynamic's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Dynamite and Tau. The required efforts could divert management's focus and resources from other strategic opportunities and from operational matters during the integration process.

The ratio at which the Dynamite Common Shares and Tau Ordinary Shares will be exchanged is fixed, and there will be no adjustment for changes in the market price of the Dynamite Common Shares. Neither Dynamite nor Tau is permitted to terminate the Agreement or resolicit the vote of the Dynamite Shareholders or Tau Shareholders solely because of changes in the market price of the Dynamite Common Shares. There may be a significant amount of time between the date of the Arrangement Agreement and the date when the Arrangement is completed. As a result, the relative or absolute prices of the Dynamite Common Shares may vary significantly between the dates of the Agreement, this Information Circular, the Meeting and the completion of the Arrangement. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of Dynamite or Tau, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for post Arrangement operations and general market and economic conditions.

Capital Market Risks

The issue of Common Shares under the Arrangement and their subsequent sale may cause the market price of Dynamite Common Shares to decline. In addition, it is impossible to predict accurately the market price of the Common Shares after the completion of the Arrangement. Accordingly, the prices of Dynamite's Shares on the dates of the meetings may not be indicative of prices immediately prior to the completion of the Arrangement or the price of Common Shares after the Arrangement is completed.

Acquisitions and Joint Ventures

Dynamite and Tau will evaluate from time to time opportunities to acquire and joint venture mining assets and businesses. These acquisitions and joint ventures may be significant in size, may change the scale of Dynamite's or Tau's business and may expose it to new geographic, political, operating, financial and geological risks. Dynamite's and Tau's success in their acquisition and joint venture activities will depend on their ability to identify suitable acquisition and joint venture candidates and partners, acquire or joint venture them on acceptable terms, raise sufficient funds to complete the acquisition or enter into the joint venture and integrate their operations successfully with those of Dynamite or Tau, as the case may be. Any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Dynamite's or Tau's ongoing business; the inability of management to maximize the financial and strategic position of Dynamite or Tau through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of Dynamite's or Tau's present shareholders or of their interests in their subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Dilution

The Corporation plans to focus on exploring for minerals and will use working capital to carry out such exploration. However, the Corporation will require additional funds to further such activities. To obtain such funds, the Corporation may sell additional securities including, but not limited to, its Common Shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of shareholders of the Corporation.

There is no assurance that additional funding will be available to the Corporation for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development.

In addition to the foregoing risk factors, reference is made to all of the risk factors set out in Schedule "H" – "Dynamite Resources Ltd." and in Schedule "I" – Tau Mining Limited.

AUDITORS

Following completion of the Arrangement, the auditors of Dynamite will be McGovern, Hurley, Cunningham, LLP at its principal office in Toronto, Ontario.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares will be Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only agreements or contracts that the Corporation will be a party to and may be reasonably regarded as being material, on a *pro forma* basis are:

1. the Agreement;
2. the Warrant Indenture;
3. the Underwriting Agreement;
4. the Subscription Receipt Agreement; and
5. the Letter Agreement.

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 820, 65 Queen Street West, Toronto, Ontario M5H 2M5.

OPINIONS

Cassels Brock & Blackwell LLP has provided certain opinions related to tax matters. See "Canadian Federal Income Tax Considerations" in the Information Circular to which this Schedule "H" is attached.

INTERESTS OF EXPERTS

There is no beneficial interest, direct or indirect, in the property or securities of Dynamite or its subsidiaries held by any professional person referred to herein, including without limitation, the authors of and contributors to the Lake Torrens Technical Report and Cassels Brock & Blackwell LLP, counsel to Dynamite.

SCHEDULE "I"

TAU MINING LIMITED

All capitalized terms used herein that are not otherwise defined shall have the meaning ascribed thereto in the Information Circular to which this Schedule "I" is attached.

CORPORATE STRUCTURE

Tau was incorporated in England and Wales as Tau Mining Limited under the Companies Act 1985 on 27 February 2006 with an authorised share capital of £1,000,000 divided into 1,000,000,000 ordinary shares of £0.001 each. On 29 March 2006 Tau increased and consolidated its authorised share capital to £10,000,000 divided into 1,000,000,000 ordinary shares of £0.01 each.

Tau has three wholly owned subsidiaries:

Long Alpha Mining Company ("LLPLAMC") (incorporated in the Kyrgyz Republic with company number 22818-3300-0000 (NY) 23996692);

Onyx Resources Group Ltd ("Onyx") (incorporated in the British Virgin Islands with company number 647262); and

Tau Mining Limited ("Tau Canada") (incorporated in Ontario with company number 2122409).

GENERAL DEVELOPMENT OF THE BUSINESS

On 19 May 2006 Tau entered into a share purchase agreement with LLPLAMC, Long Hill Development Ltd and Dasha Longley-Sinitsyna pursuant to which Tau acquired the whole of the issued share capital of LLPLAMC together with certain mining rights in the Kyrgyz Republic in consideration for 50,000,000 ordinary shares of Tau and a non-refundable deposit of £300,000 to be spent in accordance with the agreed schedule.

On 20 November 2006 Tau entered into a share purchase agreement with James Alexander Lesser and Daria Longley-Sinitsyna pursuant to which Tau acquired the whole of the issued share capital of Onyx in consideration for a payment of £500,000 on completion and a further payment of £1,000,000 to be paid upon the occurrence of one of a number of events including admission to trading on any stock exchange of the shares of, amongst other things, Tau or any holding company, subsidiary, affiliate or assignee of the tenements of Long Alpha or any sale of any entity holding subsoil rights in the tenements.

On 26 April 2007 Tau entered into a share purchase agreement amended by deed of variation dated 14 June 2007 with Anthony Wonnacott and Tau Canada pursuant to which Tau acquired the whole of the issued share capital of Tau Canada in consideration for £1 and the issue of 45,000,000 ordinary shares of Tau to the holders of warrants in Tau Canada.

NARRATIVE DESCRIPTION OF THE BUSINESS
DESCRIPTION OF BUSINESS PROPERTIES

Caracle Creek International Consulting Inc. ("**CCIC**") of Sudbury, Ontario, Canada was retained by Tau to complete a due diligence review of the properties ("**Technical Report**"). The Technical Report, dated March 18, 2007, was prepared in compliance with NI 43-101. CCIC is independent of Tau within the meaning of NI 43-101. The technical report was prepared by Iain Kelso, H.B.Sc., P.Geo; Serguei Soloviev, Ph.D., P.Geo; Stephen Wetherup H.B.Sc., P.Geo; and Scott Jobin-Bevans, Ph.D, P.Geo each of whom is independent and is a "qualified person" within the meaning of NI 43-101. The information, conclusions and recommendations contained in the Technical Report are based largely on a review of digital and hard copy data and information supplied to CCIC by Tau, as well as various published geological reports, discussions with representatives from Tau who are familiar with the Kokomeren and Barskaun License Areas (the "**License Areas**" and/or the "**Property**") and the area in general. CCIC have assumed that the reports and other data are substantially accurate and complete. CCIC did not conduct an in-depth review of mineral title and ownership and the title ownership and status of claims as outlined in this Technical Report was obtained from Tau. While title documents were reviewed for this study as provided by Tau, it does not constitute nor is it intended to represent a legal, or any other, opinion as to title.

All relevant information on the Property presented in this Report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the NI 43-101 definition of a Qualified Person. CCIC has made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, CCIC believes these reports were written for internal purposes only, with the objective of presenting the results without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by Tau.

CCIC has also reviewed Tau's proposed exploration program for the Kokomeren and Barskaun Licenses and believes the concepts are properly conceived and justified, as the potential for presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan. ***The opinion of CCIC is that the character of the Kokomeren and Barskaun Licenses and the potential for developing new mineral targets are of sufficient merit to justify further exploration on the Properties.***

The information in this section is summarized or extracted from the Technical Report. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Technical Report which will be available on SEDAR. CCIC has given its consent for use of the Technical Report and statements of results and opinions therein as presented in this Information Circular.

Property Description and Location

The Property, located in the Kyrgyz Republic, consists of two License Areas, Kokomeren and Barskaun, which are situated 92 kilometers south of Bishkek and approximately 250 km southeast of Bishkek, respectively. The Kokomeren License Area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. The Barskaun License Area, a single block permit, covers 311 km^2 and is located in the Issyk-Kul Lake Region. A detailed description of these Licenses is given in a Legal Opinion provided by the Kalikova & Associates Law Firm, based in Bishkek, Kyrgyz Republic.

The Kokomeren and Barskaun license areas were applied for on May 1, 2006 and granted on August 1, 2006. Terms of the exploration permits were negotiated by Long Hill Development Ltd. through its 100% owned subsidiary Long Alpha Mining Company and vended into Tau on terms defined in the Vend-in Agreement. Tau has confirmed that the two licenses are valid for two years from the date of granting.

Each license, although identified by a series of map coordinates, has not been surveyed on the ground. The licenses have been granted for multi-elements and include uranium and all other metals and are valid for an initial period of two years, providing certain conditions are satisfied ("**License Agreements N2**").

No NI43-101 compliant mineral resources or reserves exist for the properties. The historical (FSU classification) estimate for the K1 area is discussed under the heading Property History below.

CCIC is not aware of any other underlying agreements, royalties or encumbrances on the Property and is not aware of environmental liabilities or public hazards associated with the Property.

a. Subsoil Law

The following documents form the regulatory basis for prospecting, exploration and extraction of mineral resources in the Kyrgyz Republic:

- The Law of the Kyrgyz Republic "On Subsoil" No. 42 dated July 2, 1997 (the "**Subsoil Law**"); and
- The Regulation "On Subsoil Users Licensing Procedure" approved by the Kyrgyz Government Resolution No. 338 dated June 14, 2000 (the "**Subsoil Use Licensing Regulation**").

Pursuant to the Subsoil Law, prospecting and extraction of mineral resources in the Kyrgyz Republic shall be carried out on the basis of licenses issued by a specially authorized state body of the Kyrgyz Republic: the State Agency of Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "**Agency**").

The Subsoil Law is effective on the entire territory of the Kyrgyz Republic and governs relationships arising between the government and individuals and legal entities, and other states while using subsoil. Legislation of the Kyrgyz Republic on subsoil use is based on provisions of the Constitution of the Kyrgyz Republic, and consists of this Law and other normative legal acts of the Kyrgyz Republic adopted in accordance with it.

b. Granting of Exploration Licenses

To obtain a license (the "**Exploration License**") to explore for minerals, including uranium, a person shall submit an application to the Agency. If the applicant and the Agency agree on the licensing conditions, the applicant shall be issued the Exploration License and shall execute with the Agency the license agreement No. 1. Within the term specified in such agreement, the Licensee shall submit to the Agency a technical project for the works at the Licensed object along with the environmental, health and safety reviews and a certificate of land allotment within which the Licensee shall have the right to develop a subsoil area. Upon submission of such technical project, the applicant and the Agency shall enter into the license agreement (the "**License Agreement**"), which shall stipulate the conditions of licensing and Licensed area use and shall be valid for the duration of the license. The License Agreement constitutes an integral part of the Exploration License and without such agreement the Exploration License is deemed to be invalid.

The Exploration License gives the license holder an exclusive right to prospect for a specific type(s) of mineral resource(s) within the Licensed area during a period of two years. If the conditions stated in the license agreement are met, the Exploration License may be renewed for a period of up to 10 years.

The Exploration Licence holders are required to:

(i) comply with the requirements of laws and regulations (rules, standards) for subsoil use;

(ii) annually submit to the Agency the information on geological research, prospected mineral resources, and subsoil use for the purposes other than extraction of mineral resources, and on further work plans;

(iii) comply with safety requirements for subsoil works;

(iv) employ measures ensuring subsoil protection and comply with maximum permissible impact on physical and biological condition of the environment in the course of subsoil works[1];

---

[1]A procedure for determining maximum permissible impact on the environment is described in Section 3.1 "Environmental Protection" of this Memorandum.

(v) return land and other natural objects impaired by subsoil use to a state suitable for their further use;

(vi) conserve exploration and development wells which can be reused for deposit development and other business purposes and close, under the established procedure, the mines and wells not intended for reuse;

(vii) ensure safety of geological and other documentation received in the process of geological research;

(viii) ensure timely and correct payment of fees for subsoil use; and,

(ix) normally return annually 10% of the Licenced area according to the licence agreement.

In case the Exploration License holder discovers a deposit of minerals on the Licensed area and deems it reasonable to commence the development of this deposit, it shall have an exclusive right to use the subsoil for development purposes (the "**Development License**").

The Development License gives the license holder an exclusive right to carry on, within the mining allotment, geological research, excavation, deposit preparation, extraction and processing of minerals, utilization of mining and processing waste, rectification (refining), sale and export of all extracted minerals and refined products during the period specified in the technical project but not more than 20 years, and can be subsequently renewed until the depletion of mineral reserves.

The Development License is issued together with the License Agreement. The License Agreement constitutes an integral part of the Development License and without such agreement the Development License is deemed to be invalid.

c. *Licenses Agreement Current Status*

i. License Agreement N2- Kokomeren

The License Agreement N2 for the Kokomeren area was granted on the following conditions:

1. The work is to be undertaken in accordance with "Project of uranium geological exploration within the Kokomeren License area", endorsed by subsoil protection, environmental and technical safety authorities.

2. Program of geological exploration should be not less than:

Basic Types of Exploration Work	Units	Volume by Year		
		2006	2007	2008
Mapping geological routes	L - meters	200	300	100
Trenching	m3	100	200	200
Drilling	L - meters	-	2000	2000
Sampling (various)	sample	250	750	750
Investments	(000) KGS	1000	4350	3000

3. Compulsory transferral of geological information to the State Geological Fund as follows:

Year	Type of Information
2006-2007	Geological information
2008	Report on exploration works in 2006-2008 in accordance with industry standards

4. Other conditions:

    (i) Half-yearly information on the progress of accomplishment of License agreement should be provided prior to 15 July of the current year.

    (ii) Annual report in accordance with "Standards of annual reporting for carrying out of plans of development of exploration activities and License agreement conditions" as well as the next year program in accordance with "Methodical recommendations for development of annual programmes (plans) of mining and exploration activities" should be submitted before 31 January of next year.

    (iii) Technical and biological land rehabilitation of geological workings.

    (iv) In case of company liquidation and conservation, the primary geological documentation should be submitted to the archive of the State Agency for Geology and Mineral Resources.

5. Force-majeure circumstances: in accordance with Clause 3 of the "Subsoil Law".

6. Expiry Date of the License Agreement is 25 April, 2008.

ii. <u>License Agreement N2- Baraskaun</u>

The License Agreement N2 for the Barskaun area was granted on the following conditions:

1. The work is to be undertaken in accordance with "Project of uranium geological exploration within the Barskaun License area", endorsed by subsoil protection, environmental and technical safety authorities.

2. Program of geological exploration should be not less than:

Basic Types of Exploration Work	Units	Volume by Year		
		2006	2007	2008
Mapping geological routes	L - meters	10	25	25
Trenching	m^3	100	500	400
Drilling	L - meters	-	2500	2500
Exploration pits	m^3	-	50	50
Sampling (various)	sample	130	1000	1000

Basic Types of Exploration Work	Units	Volume by Year		
		2006	2007	2008
Investments	Thousands KGS	1000	5350	4000

3. Compulsory transferral of geological information to the State Geological Fund as follows:

Year	Type of Information
2006-2007	Geological information
2008	Report on exploration works in 2006-2008 in accordance with industry standards

4. Other conditions:

(i) Half-yearly information on the progress of accomplishment of License agreement should be provided prior to 15 July of the current year.

(ii) Annual report in accordance with "Standards of annual reporting for carrying out of plans of development of exploration activities and License agreement conditions" as well as the next year program in accordance with "Methodical recommendations for development of annual programmes (plans) of mining and exploration activities" should be submitted before 31 January of next year.

(iii) Technical and biological land rehabilitation of geological workings.

(iv) In case of company liquidation and conservation, the primary geological documentation should be submitted to the archive of the State Agency for Geology and Mineral Resources.

5. Force-majeure circumstances: in accordance with Clause 3 of "Subsoil Law".

6. Expiry Date of the License Agreement is 25 April, 2008.

iii. Environmental

The use of natural resources and environmental protection in the Kyrgyz Republic are regulated by the Law "On Protection of the Environment" dated June 16, 1999. Industrial and radiation safety is governed by the Law "On Industrial Safety of Hazardous Production Facilities" dated November 19, 2001, and by the Law "On Radiation Safety of Population of Kyrgyz Republic" dated June 17, 1999. The national environmental protection authority is the Environmental Agency.

During discussions with Tau's attorney, Kalikova & Associates, Mr. Wetherup was informed that environmental concerns regarding the properties are minimal, as the properties contain recognized uranium resources and so no liability is incurred on the basis of historical work. To date, all the environmental and/or safety concerns and/or requirements have been met by Tau as reflected in environmental endorsement of the technical projects.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

a. Kokomeren License Area

The Kokomeren area is located about 92 kilometers south of Bishkek. Road access to and within the Kokomeren area is satisfactory via sealed and unsealed roads (suitable for cars along river valleys) and mountain paths.

The climate of the area is distinctly continental with summer temperatures up to 16°C and winter temperatures to -27°C. The area is coved by snow from November to March.

The area is sparsely populated with the closest township being Chaek and nearby villages of Chet-Kuganda, Kairma, Bash-Kuganda and Aral. The economic activity of the region is dominated by agriculture and sheep/goat ranching.

The northeast oriented Dzhumgal Ridge has absolute highs between 3,605 and 4,121 meters. There are several rivers within the Kokomeren area. The vertical relief between river valleys and mountains generally ranges from 900 to 1000 meters.

b. Barskaun License Area

The Barskaun area is located about 250 kilometers southeast of Bishkek. A good quality sealed road exists south of Issyk-Kul Lake, from which unsealed roads branch off, connecting all the townships. Road access to and within the Barskaun area is satisfactory via sealed roads, unsealed roads and mountain paths.

The climate of the area is distinctly continental in the western part of the Barskaun area and mildly continental in the eastern part; the climate also changes with elevation. The coastal area has a dry climate averaging 7.6°C and maximum temperatures from June to August are 26° to 32°C. The coldest time of the year is from January to February with temperatures reaching -23°C. The annual rainfall is 200 to 300 mm.

The area is sparsely populated and all of the villages and townships are located on the coastal plain. The biggest townships are Kadgysay and Pokrovka. The primary economic activity is agriculture.

The local terrain is highly variable, dominated by the Terecksey-Alatay Ridge and the Issyk-Kul mid-mountain depression, the central part of which is occupied by Issyk-Kul Lake. The main rivers of the area are Kazhisay, Toss and Barskaun, all of which flow into Issyk-Kul Lake. The highest point of Tereksey-Alatay Ridge (4,808 metres) is located further to the south, outside of the Barskaun area.

The northern slope of the Tereksey-Alatay Ridge, west of the Barskaun River, consists of three sub-ridges: Kalkagar, UzunKyr-Tastarata and "Tereksey-Alatay Water Divider". These sub-ridges are further divided by two north-south oriented depressions; between the Barskaun and Barskaun rivers, the sub-ridges merge. The Kalkagar sub-ridge has a steep southern slope and relatively gentle northern slope. The top of the sub-ridge has absolute elevations of 2400 to 3173 meters. The northern side of this sub-ridge is composed by highlands with absolute elevations of 2000 to 2300 meters, which form cliff-like features next to the lake costal plain. The coastal plain of the Issyk-Kul Lake reaches 18 kilometres at its maximum width.

Property History

Uranium exploration in Kyrgyzstan began in the mid 1940's and resulted in several major discoveries. Uranium was successfully mined in Kyrgyzstan during the 1940s to 1960s; however, in 1967, uranium mining was stopped and uranium exploration was restricted due to a political decision to develop uranium in other areas of the Soviet Union. Much of Kyrgyzstan has only been subjected to first pass exploration designed to detect outcropping deposits and extensions of known deposits.

Since 1967, the geological reports and resource estimates of uranium deposits of Kyrgyzstan were transferred to the relevant organizations in neighbouring Kazakhstan and Uzbekistan. The process of retrieving copies of the reports is often lengthy and tedious. Even at present, the maps and reports *pertaining to uranium exploration and resource estimates* are still subject to "secrecy" and added efforts to obtain access are required.

a. *Kokomeren License Area*

The Kokomeren License Area was investigated from 1949 to 1975. During this period, a number of showings of uranium mineralization and several hundreds of radiometric anomalies were discovered, including the Orto-Kuganda Uranium Deposit. Many of the showings were investigated from the surface by trenching and excavation of small pits, with sub-surface work that included diamond drilling and exploration adits and drifts. Within the Kokomeren License Area there are two types of uranium mineralization:

1. Fracture Infiltration type (hydrothermal), associated with Ordovician and Silurian granites; and,

2. Layer Infiltration type, associated with Upper Neogene sedimentary rocks.

A radiometric survey of a portion of the License Area was carried out in 1949. Between 1949 and 1951 the Suek Exploration Team covered a portion of the area (6-85-B.Г) with geological survey at 1:100,000 scale with some radiometric readings. Between 1955 to 1956 the Djumgal Exploration Team (the "**Team**") carried out a geological survey with radiometric measurements over the 6-84-Г area. As a result of the above work, high radioactivity associated with granites was identified and 47 hydro-samples were collected and analyzed which demonstrated the presence of uranium and radon.

In follow-up, the Kensuy Exploration Team of Kamenskaya Expedition ("**First Glavk**") carried out exploration in the Kokomeren License Area from 1957 to 1959. However, the Team concentrated its efforts on separate ore showings and anomalies. No topographic maps of the area were available at that time, making it impossible to complete a structural analysis and remotely investigate the potential continuity of uranium mineralization along the structures.

Between 1960 and 1961, the Orto-Kuganda Exploration Team of Kamenskaya Expedition discovered 5 uranium deposits within the area.

Between 1964 and 1966, a systematic exploration approach was applied to the massive accumulation of data regarding points of uranium *mineralization* and surveys. *As a result of a database study, it was* established that uranium anomalies could be classified into three groups:

(i) carboniferous-clay-silica formation of early Palaeozoic age;

(ii) mid-Palaeozoic formation of leucocratic granites; and,

(iii) Jurassic coal-bearing-sandstone formation.

The first group of mineralization is hosted by hydrothermally altered (skarn) schist-limestone rocks. The second group of deposits are located inside massive granitoids and occur in areas of hydrothermal remobilization (sericitization, chloritization, carbonatization, kaolinitization, albitization and limonitization) in areas of feathering faults and fractured zones, pegmatites, and at the contacts of different phases of intrusions. The third group of mineralization is located in layers of coal, coal shales and sandstones.

From 1973 to 1975, the Orto-Kuganda Exploration Team carried out a detailed study of the area between *the Orto-Kuganda and Bash-Kuganda rivers.* As a result of this work, the system of faults controlling uranium deposits were traced further to the southeast into the area between the Bash-Kuganda and

Tugelsay rivers. In this region, the identified uranium mineralization points are associated with the zones of fracturing and zones of hydrothermal changes in granites and syenite dikes.

b. Barskaun License Area

The Barskaun License Area was investigated from 1946 to 1961. During this period, 21 showings of uranium mineralization and about 250 radiometric anomalies were discovered. Most of the showings were investigated not only from the surface, but down to approximately 300 meters depth. Sub-surface work included diamond drilling and the driving of exploration adits.

The first indications of high radioactivity of the rocks within the region were identified as early as 1929 when the expedition of the Academy of Sciences of the Soviet Union crossed the Central Tien Shan Mountains. Follow-up efforts in 1934 triggered the discovery of several lead ore showings.

In 1946, the South Issyk-Kul Geological Expedition carried out uranium exploration in the area. This effort resulted in the discovery of the Dzhilskoye uranium deposit associated with the Jurassic coal beds. This deposit was rapidly put through grade control studies and mining commenced in 1948.

After this initial success, a number of expeditions became active in the area, namely from All Union Geological Institute (St. Petersburg). The efforts of these expeditions concentrated primarily on identifying the same Jurassic coal-hosted uranium mineralization. Ms. Goretskaya of All Union Geological Institute suggested that uranium mineralization may also be connected with the intrusions of leucocratic granites, and predicted large-scale uranium deposits would be discovered in association with these granitic rocks.

From 1950, in a non-systematic fashion, a number of uranium mineralization points were discovered in the Barskaun area. In 1954, the existing database was analysed and a conclusion was reached that uranium mineralization is controlled by the structure of the north-south oriented South Issyk-Kul Folding Zone. From 1955, points with high uranium content were being established from some of the river bottom sediments.

In 1959, the area was covered by an airborne gamma survey of the Kamenskaya Expedition (First Glavk). This survey identified a number of strong anomalies, most of which were located in and around the granitic rocks. While some of these anomalies were ground truthed with trenching and drilling in 1960 and 1961, some of the targets have yet to be followed up.

Geological Setting

a. Regional Geology and Structures

The geology of Kyrgyzstan is dominated by the complex sequences that comprise the Tien Shan mountain belt, itself forming the south-western part of the much larger Urals-Mongolian fold belt. The mountains form an arc that transects the country from west to east, with sub-parallel ranges separated by intermountain basins and valleys. The Ferganskiy Range in south central Kyrgyzstan extends in a northwest-southeast direction, and marks the divide between the principal tectonic blocks that are separated by a major regional fault, the Nikolaev Lineament. This lineament divides the Tien Shan into two regions. In the north, the Northern Tien Shan comprises folded Caledonian sequences, whereas south of the lineament younger Hercynian rocks occur. This area of the country can be further subdivided into the Central and Southern Tien Shan on account of their differing geological history.

Broadly, this part of Kyrgyzstan belongs to the Tien Shan compression zone which resulted from the closing of the Palaeozoic Tethys Ocean. The terrain is dominated by folded sedimentary and metamorphic sequences which were repeatedly intruded by Palaeozoic granites. Mineralization is usually associated with these intrusive and post-intrusive events (i.e. hydrothermal remobilization).

The region identified today by the Tien Shan Mountains lies in a zone in which crustal movements have taken place since the Archaean. In consequence, it contains a wide variety of igneous, sedimentary and metamorphic rocks, formed at different periods under different geological conditions. The mechanism of fold belt formation varied from time to time, with the northern section showing clear signs of polycyclic fold development, in which the Caledonian cycle was predominant, while in the Central Tien Shan, Hercynian-age structures dominate in a two-stage process. Further to the far south and west, single-stage Hercynian folding took place in rocks associated with the palaeo-Tethis Ocean, while those to the north originated in the Asian palaeo-ocean.

A clear distinction can also be drawn between the intensely complex pre-Mesozoic rocks, which form the core of the modern Tien Shan mountains, and later Mesozoic-Cainozoic rocks, mainly of continental sedimentary origin, that fill the basins between the mountain ranges. Carboniferous and Permian-age sediments and basalts thus occupy parts of northern Kyrgyzstan.

b. Property Geology

i. Kokomeren License Area

The Palaeozoic stratigraphy underlying the central part of the Kokomeren License Area is represented by Cambrian Dzholkol schists and marbles (~600 m thick) and Iritor porphyries (~1500 m thick). Overlying the Cambrian rocks are Ordovician sandstones and shales (~2000 m thick), which comprise a major portion of the Dzhumgal Ridge southern slopes. Carboniferous conglomerates, gravelites and sandstones (~1000 m thick) are transgressive onto Ordovician granites. Silurian intrusives develop in stockwork zones and dikes, cutting the Ordovician granitoids. Devonian rocks are represented by effusive rocks of felsic and mafic affinity, interlain with pyroclasts (~1200 m thick) and by a characteristic dark grey to purple succession of porphyries, tuffaceous conglomerates and sandstones (~100-120 m thick). Intrusives of the Caledonian age are subdivided into the Upper Ordovician and Silurian Groups.

Upper Ordovician intrusives are represented by 'old' diorites, quartz diorites, gabbro diorites, gabbro suite and 'young' porphyritic granites, granodiorites and tonalites, which comprise the main parts of the Dzhomgoltay and Oygang massive intrusions.

The Tertiary sequences, represented by Pliocene breccias, conglomerates, clays and dolomites (~1000 m thick), are restricted to the Dzhumgal depression. Quaternary alluvials, deluvials and proluvials are typical features of river valleys, modern depressions and slopes. Veins, lodes and pods of several phases and generations result in intricate assemblages of various sizes, form and composition.

In terms of tectonics, the Kokomeren License Area lies within the Tien-Shan orogenic belt, which is a complex folded system developed on the site of the closed Palaeozoic Tethys Ocean during Variscian and Caledonian stages, producing main plicate structures and regional fault zones. Some structural forms were modified during Hercynian and Alpine stages mainly resulting in longitudinal regional structures and multiple thrusts of up to 20 to 30 meters in amplitude. The latter are usually expressed as brecciation fracture zones followed by in-fill quartz-carbonate veins.

Four areas with identified uranium mineralization on the Kokomeren License Area are discussed further below, namely:

1. Area K1 (Orto-Kuganda)
2. Area K2 (Kokomeren);
3. Area K3 (Oygaing); and,
4. Area K4 (Zaoblachny).

ii. Barskaun License Area

In terms of stratigraphy, the Barskaun License Area is almost totally underlain (95%) by an extensive intrusive complex and is locally overlain by Palaeozoic-Neogene sediments. Most of the area comprises dark-grey Ordovician granite and granodiorites of the Terskey instrusive with subordinate diorites and quartz diorites.

In the Barskaun River and the Bugumujuz River valleys, small bodies of gabbro and gabbro-diorites occur. Light grey, grey pink and rarely, red Silurian granites are other significant intrusive types and these usually form vast stocks and dikes that follow the regional fracture zones. Late Palaeozoic, diminutive intrusives are represented by granophyres, granite, porphyries, leucocratic granites, diorites and lamprophyres.

In terms of tectonics, the entire Barskaun licence area is transected by several sub-parallel regional fractures. Theses are generally expressed as vertical structures, 10 to 120 metres in width and comprised of severely crushed rocks with late dikes and veins. All known instances of uranium mineralization within the License Area are confined to these fracture zones.

Four areas with identified uranium mineralization on the Barskaun License Area are discussed further below:

1. Area B1 (Tepshi)
2. Area B2 (Tossor);
3. Area B3 (Baltyrkan); and,
4. Area B4 (Barskaun).

Mineralization

The major, primary ore mineral of most uranium deposits is uraninite (UO_2) or pitchblende ($U_2O_5 \cdot UO_3$; better known as U_3O_8), though a range of other uranium minerals are found in particular deposits. Accessory uranium minerals include carnotite (uranium potassium vanadate), the davidite-brannerite-absite type uranium titanates, and the euxenite-fergusonite-samarskite group (niobates of uranium and rare-earth elements). A large variety of other uranium minerals are known, such as gummite (a general term for mixtures of various secondary, hydrated uranium oxides with impurities), hydrated uranium phosphates of the phosphuranylite type (including autunite, magnesian saleeite and torbernite) and hydrated uranium silicates such as coffinite, uranophane (with calcium) and magnesian sklodowskite.

a. *Kokomeren License Area*

Two main types of uranium mineralization occur in the Kokomeren License Area:

(i) hydrothermal (fracture infiltration type) associated with Upper Ordovician and Silurian granites; and,

(ii) exogenous infiltration (layer infiltration type) confined to Upper Neogene sedimentary depressions.

Within the entire Kokomeren License Area, uranium mineralization occurs as fracture-infiltration type, associated with Upper Ordovician and Silurian granites, and layer-infiltration type, associated with Upper Neogene sedimentary rocks. Most of the uranium mineralization is associated with zones of tectonic faults and brecciation in fractured Caledonian age granites, with alteration that includes pyritization and limonitization.

i. Area K1 (Orto-Kuganda)

The K1 area is situated in the middle-stream of the Orto-Kuganda River, which is a right tributary of the Dzhumgol River. Approximately 85% of the K1 area is underlain Late Ordovician and Silurian granitoids; the remaining 15% (the north-west of the area) is composed of Upper Devonian to Lower Carboniferous volcanics (basalts, andesite-basalts, andesites, dacites, rhyolites, their pyroclastic varieties and ash tuffs) overlying Early Devonian intrusive rocks.

The Late Ordovician and Silurian granitoids form the Kuganda granitic instrusive, which includes pinkish-grey porphyric granites and granodiorites. These rocks are intruded by stock-like body of relatively late, equigranular leucocratic granites. The latter are, in turn, cut by aplitic granites and lamprophyres.

The granitic rocks are cut by a number of fault and deformation zones, with the majority of them striking north-west and north-east. One of the most pronounceable northwest-striking structures, known as the 'Sai Rudnui Fault', is traceable through the south-central part of the K1 area. This fault is represented by thick (10-30 m) zone of brecciation and intense hydrothermal alteration (sericitization, kaolinization and patchy silicification) of leucocratic granites. The fault zone strikes at 290° and steeply (75° to 85°) dips to the south-west. This fault zone was traced along strike for at least 4.5 to 5 km.

The Sai Rudnyi Fault is adjoined by another large northwest-striking fault zone called the Main ('Glavnyi') Fault. This structure incorporates a number of sub-parallel, en-echelon zones of brecciation, fracturing and intense hydrothermal alteration (small veins and veinlets of quartz, barite and calcite, locally with sulphides). The Sai Rudnyi Fault strikes 300° to 320° and steeply (75° to 90°) dips to the south-west. This large tectonic structure hosts the majority of uranium mineralization of the Orto-Kuganda uranium deposit.

The major system of northeast-striking faults intersecting the Kuganda granitic instrusive control two most pronounced mineralized sectors, namely, the Orto-Kuganda uranium deposit and the Eastern Orto-Kuganda sector situated south-west of the Orto-Kuganda deposit, as well as a number of relatively smaller geochemical and radioactive anomalies.

The Orto-Kuganda uranium deposit is represented by series of sub-parallel mineralized zones formed in local brecciation and fracturing zones superimposed over the granite intrusive and accompanied by intense hydrothermal alteration (sericitization, kaolinization, silicification, etc.). These zones bear locally intense uranium and sulphide mineralization.

The Eastern Orto-Kuganda sector is situated immediately south-east of the Orto-Kuganda deposit and represents further continuation of its mineralized structures. It covers series of brecciation and fracturing zones some 5 to 15 m thick, accompanied by intense hydrothermal alteration (including potassic fedlsparization and kaolinization). Ground radiometric survey reading of these zones are up to 40-50 mcr/h, with background values of 25-30 mcr/h. Rock sampling has returned minor uranium values (0.0001% to 0.001% U). The diminished values may be attributable to supergene leaching of uranium; primary mineralization may be expected at greater depths, similar to the zonation encountered on the Orto-Kuganda deposit.

Aside from these two major mineralized sectors, the K1 area incorporates a number of other, mostly unexplored geochemical and radioactive anomalies including those identified by AlpProject in 2006.

1. The Orto-Kuganda Uranium Deposit

The Orto-Kuganda (OK) uranium deposit was explored in the late 1950's to early 1960's and represents the only uranium object on the Property for which C_2 category resources (FSU classification) have been calculated on the basis of exploration results. The deposit is centered at the approximate coordinates 466,675 mE and 4,658,850 mN.

The C_2 category resources calculated in 1961 for the OK uranium deposit are reported as follows:

- ***92,050 tonnes @ 0.127% U;***
- ***116.9 tonnes U (136.8 tonnes U_3O_8) total.***

The resources were manually calculated utilizing a sectional polygonal method. The cut-off grade was reported to be 0.093% U and the average thickness of lenses 2.41 meters. ***FSU classified reserve and resource figures presented in the Technical Report have not been verified by CCIC or Tau Mining;***

such reserve and resource figures are not compliant with NI 43-101, are considered historical and should not be relied upon.

The OK deposit is located at an absolute elevation of 2000 to 2800 meters, above the east bank of the Orto-Kuganda River. The deposit was discovered by the Kensu Exploration Team in 1959; subsequent exploration work on the deposit (completed 1959 to 1961) includes the following:

- 2227 m of underground aditing;
- 3649.6 m of underground diamond drilling;
- 3550.3 m of trenching; and
- 12136 geochemical samples.

The OK uranium deposit is represented by series of sub-parallel mineralized lenses hosted within brecciated and fractured zones of the Kuganda granitic intrusive. The uranium and sulphide mineralization is associated with intense hydrothermal alteration (e.g. sericitization, kaolinization and silicification). Exploration work subsequent to the original discovery has identified sub-parallel mineralized zones which occur in branches to the Main Fault that is host to the OK deposit.

Several adits were driven to explore the OK deposit from above the east bank of the Orto-Kuganda River. Adits 1 and 3 intersected the OK deposit. Adit 1 (2257 m ASL) cuts the deposit 20 to 70 meters below the surface and Adit 3 (2115.8 m ASL) cuts the deposit at 140 meters below the surface. The exploration revealed higher grade lenses of uranium mineralization lie within a broader zone of structurally controlled mineralization hosted within mylonitized granites. The mineralized lenses intersected in Adit 1 were reported as traceable for 75 m along strike, with an average thickness of 1.41 metres and an average grade of 0.062% U. The highest grades (0.078% U over 2.25 m) were encountered in the central part of the ore body.

The mineralized zone intersected in Adit 3 as traced for 52 meters along strike. The average grade was determined as 0.147% U with an average thickness of 2.73 meters. The mineralized intervals are hosted strongly altered granites (e.g. silicification, sericitization and chloritization) containing abundant quartz, pink calcite and purple fluorite veining. Disseminated sulphides are locally abundant and include pyrite, chalcopyrite, galena, molybdenite and bornite. The highest uranium grade was encountered in drilling chamber and was reported as 0.169% U over 3.5 m.

On the basis of the exploration results obtained in the early 1960's, it was concluded that the ore bodies encountered at the Orto-Kuganda uranium deposit are represented by flat lenses of 1 to 4 meters in thickness and up to 50 to 70 meters in length along strike. In vertical projection, these ore bodies form a single, northwest plunging column. The total down-dip extent of the ore column from the surface to Adit 3 level is approximately 200 to 260 meters. The uranium mineralization was not tested beyond 30 meters below Adit 3 level, as the base level of the Orto-Kugnda River lies in this proximity.

Uranium mineralization in the OK deposit is characterized by uranophane, curite, schrekingerite, kasolite, cuprosklodovskite, paraskupite, vandenbrandite, soldiitre and gialite. The uranium minerals typically occur as thin crusts along fracture planes or in brecciated zones.

ii. Area K2 (Kokomeren)

The K2 area is situated on the left and right banks of the Kokomeren River. The area is underlain by Late Ordovician granites and granodiorites, which are cut by a large, northwest-trending fault zone accompanied by numerous supplementary fracturing and deformation zones which strike north-northeast/south-southwest. These northwest-trending faults are intersected by concealed transverse (northeast-trending) faults, forming a large fault intersection zone. Most of the uranium mineralization known within the K2 area occurs within or proximal to this fault intersection zone.

The northwest-trending fault zone is traceable for approximately 14 km along strike and is accompanied by discontinuous showings of uranium mineralization, generally associated with local intersections by transverse faults. This fault zone is represented by a number of sub-parallel fracturing and deformation zones striking north-northeast/south-southwest and dipping to the south-west at 70° to 80°. These zones are accompanied by intense potassic alteration of the host granitoids. The thickness of the alteration is approximately 500 to 550 meters. Some fracturing zones contain quartz and quartz-sulfide veins. Distally, this wide fault zone is transected by northeast-trending Alpine faults.

The entire K2 area covers a large airborne radiometric anomaly (4 km by 18 km in area). Geochemical sampling of underground waters has revealed elevated uranium contents varying from 1 to 75 γ/L (corresponding to 0.1×10^{-5} to 7.5×10^{-5} g/L U).

The K2 area incorporates 15 known occurrences of uranium mineralization. Four of them (# 76, 77, 79 and 80) are relatively larger and are represented by mineralized lenses, with average grades and thicknesses of

(i) 0.38% U over 1.25 m;
(ii) 0.104% U over 1.0 m;
(iii) 0.048% U over 1.75 m; and
(iv) 0.058% U over 0.4 m.

The showings are associated with zones of intense hydrothermal alteration (albitization, chloritization, hematitization and limonitization) of granitoids that has occurred close to the fracturing zones.

Uranium Showing 76 is located along the east bank of the Kokomeren River, at an absolute elevation of 2100 meters. It is underlain by upper Ordovician granites which have been intensely fractured and altered (albitization, silicification, pelitization and chloritization). The main structure is a north-south striking tectonic zone accompanied by feathering faults, one of which is associated with uranium mineralization. Close to the showing is a dike of syenite-porphyry ranging from 0.3 to 0.4 meters in thickness and striking up to 25 meters.

An exploration adit was completed with sampling along four intersections; the average uranium grade was reported to be 0.38% U, with a maximum value of 0.76% U. The mineralized zone was reported to be from 40 to 45 meters long and 1.0 to 1.5 meters thick. Other elements forming elevated concentrations include phosphorus (0.03-0.3% P_2O_5), tin (0.05% Sn), cerium (0.01-0.03% Ce), molybdenum (0.01% Mo), and zinc (0.26% Zn). These are not calculated true widths.

iii. Area K3 (Oygaing)

The K3 area is located in the basin of the Oygaing River (left tributary of the Kokomeren River) and covers a large, north-east elongated graben-syncline depression which is composed of Neogene and Quaternary sediments. These sediments overlie Late Ordovician and Silurian granitoids which outcrop outside the depression and are represented by porphyric biotite granites and granodiorites. Pre-Cambrian meta-sedimentary and meta-volcanic rocks are locally present. The Late Ordovician granitoids are intruded by small stocks of Silurian leucocratic granites, gabbros and gabbro-diorites.

The Neogene and Quaternary sediments which compose the Oygaing depression form a large syncline fold, or graben-syncline; its long axis possibly follows the general strike of an early, large northeast striking fault zone. The depression is terminated by the Dzhumgol fault to the north-west, and by the Oygaing thrust-fault to the south-east. Further south-western extensions of these northeast-trending fault zones are observed within the K2 area.

The largest fault, which formed during Alpine tectonic re-activation of the territory, is the Oygaing fault. This northeast trending fault traces along the left bank of the Oygaing River; further south-west, it crosses the Kokomeren River and extends further along the Chon-Boobek River.

The K3 area is 2 km wide and extends for approximately 12 km along strike; however, the potential strike length of the area corresponding to the Oygaing Neogene depression exceeds 20 km. The total width of the Oygaing depression varies from 1.5 km to 4 km.

According to historic reports, the basal section of the Neogene sediments within the depression are represented by finely-fragmented granite breccias. These layers are overlain by thick sequences of intercalating clay, mudstones and grey to greenish-grey, fine-grained arcose sandstones, with minor layers of brown gravelites and sandstones. The uppermost parts of the section are represented by clays and mudstones with gypsum layers up to 0.4 m thick. The thickness of individual beds within this section varies from 0.1 to 6 m. The total thickness of the Neogene sediments package is approximately 400 m.

Uranium mineralization within the K3 area is hosted by Neogene limestones and gravelites. It is believed by local geologists that uranium mineralization within the K3 area belongs to the layer-infiltration type. The presence of up to 4 mineralized layers within the 400 m thick Neogene sequence is also suggested.

The possible presence of uranium mineralization at some depth is supported by elevated uranium content in underground waters: according to historic water sampling in the area, the uranium contents range from 1 to 65 γ/L (0.1×10^{-5} to 6.5×10^{-5} g/L). Historically, a large radio-hydrochemical anomaly (uranium and radon) in underground water has been outlined in the K3 area.

The K3 area incorporates the only occurrence of uranium mineralization known as Showing # 78 (also known as the Ulgu occurrence, cf. Bardin et al., 1961). It is located along the west bank of the Oygaing River, at absolute elevation of 2,550 meters. Mineral Showing 78 is underlain by layers of Neogene limestone, dolomite and gravels. The rocks have roughly north-south strike and dip to the east at 20° to 25°. Elevated radioactivity, which is understood to be related to limestone layers and adjacent mudstones, varies from 60 to 200 γ, with the background values of 30 γ. The thickness of the radioactive horizon varies from 1 to 2.5 meters and is traceable along strike for approximately 900 meters. Distribution of the γ-activity is quite uniform both along strike and across thickness. On the basis of five intersections from a total of 46 channel samples, uranium contents vary from 0.003 to 0.023% U. Weighted-average grade over the thickness of 2 to 4 meters varies from 0.006 to 0.009% U.

According to local geologists, Neogene sediments composing the K3 area and other similar depressions in Tien Shan were not originally considered as prospective targets for uranium mineralization and were therefore not adequate evaluated.

iv. <u>Area K4 (Zaoblachny)</u>

The K4 area is situated in the upper stream of the nameless left tributary of the Karakol River, at absolute elevations exceeding 4000 meters. The area covers a sector composed of Late Ordovician and Silurian granitoids. The granitoids are intersected by a wide, northeast-trending fault zone –possibly representing a northeast extension of the tectonic zone in the K1 area which controls the Orto-Kuganda uranium deposit and a number of related uranium occurrences.

The Zaoblachnyi mineralized field incorporates 3 known occurrences of uranium mineralization. All of these occurrences are found in the fracturing and deformations zones corresponding to the larger northeast-trending fault zone; all are localised in strongly fractured granitic rocks which have been subjected to intense hydrothermal alteration (pyritization, limonitization, etc.). Uranium grades reported at these occurrences range from 0.011% to 0.312% U; the average thickness of uranium-bearing mineralized zones is 0.8 m.

b. Barskaun License Area

Two main genetic types of uranium mineralization occur in the Barskaun Licence Area:

(i) hydrothermal (fracture infiltration type); and,

(ii) exogenous infiltration (layer infiltration type).

The fracture infiltration type is specifically represented by uranium mineralization related to leucocratic granites of the Late Palaeozoic, where re-mobilization and re-deposition of the mineralization by meteoric waters has occurred.

Uranium mineralization of the intrusive-related type is most widespread in the Barskaun License area. Evidence for hydrothermal origin is indicated by the presence of intense hydrothermal alteration – including sericitization, chloritization, silicification, albitization, hematitization, carbonatization, and potassic-feldsparization. Sericitization and chloritization are most typical. Gangue minerals include carbonate, quartz; locally, fluorite and barite form small stringers and cloths. Other minerals include galena, chalcopyrite, bornite, chalcocite, rare sphalerite and pitchblende.

Historic reports have suggested that the intrusive-related uranium mineralization in the Barskaun license area is of Hercynian age; therefore, the mineralization may be related to alaskite granites and granite-porphyries, which are characterized by hypabissal conditions of formation and shallow erosion level.
The Barskaun License Area is situated within east-west striking Southern Issyk-Kul zone of deep-seated faults which were originally established during the Caledonian and Hercynian epochs, and re-activated during the Alpine epoch. During the Alpine epoch re-activation, intense tectonic movements, combined with climatic and hydro-geological conditions, caused leaching and removal of uranium. Local geologists have suggested supergene enrichment may be expected at depths below which free oxygen does not occur.

The Barskaun License area incorporates more than 20 significant uranium occurrences, as well as a large number of radiometric and geochemical anomalies which were investigated between 1954 and 1961.

While the north boundary of the Barskuan License Area lies proximal to Issyk-Kul and parkland that protects it, CCIC is not aware of any environmental restrictions that limit exploration activity (under License Agreement N2, Tau Mining remains obligated to completed a significant amount of exploration by April, 2008). The understanding of CCIC is that uranium exploration successes would be welcomed by the Kyrgyz Government, as they would be of great benefit to the Kyrgyz people and their economy.

i. Area B1 (Tepshi)

The B1 area is situated west of the Toss River, and is underlain by a large instrusive of Late Ordovician granitoids including porphyritic and leucocratic granodiorites and granites, which are intersected by aplite granite and lamprophyre dikes. The area is cut by a large number of sub-parallel roughly east-west trending fault and deformation zones. In addition to these faults, a north-west trending fault system is also well pronounced. The B1 area incorporates Tepshi and several other uranium occurrences as well as a number of radiometric and geochemical anomalies.

The Tepshi uranium occurrence is situated on the southern slope of the Tepshi mountain, at an absolute elevation of 2600 to 2700 m ASL. The area was explored between 1959 and 1961 by trenching (2300 m^3), small pits (56 m), adits (120 m), ground radiometric survey (6500 readings), and detailed geological mapping.

The area of the occurrence is underlain by Late Ordovician porphyritic granodiorites and quartz diorites. Its structural position is determined by the presence of the Bugutu-Tepshi fault, which likely represents a feathering structure of the larger Bugumuyuz Fault. The hanging-wall (northern) side of the Bugutu-Tepshi fault is complicated by a series of lesser fault zones. One of these lesser faults occurs along a contact of quartz diorite and granodiorite intrusives, strikes east-west, dips to the 50° to 60° to the north, and is represented by a moderately-thick (3 to 3.5 m) brecciated zone. The area where this lesser fault intersects the Bugutu-Tepshi fault is characterized by the presence of uranium mineralization (showing B1-A) occurring along approximately 150 m of its strike length. Although visible uranium mineralization is not observed, uranium grades from channel samples vary between 0.008% and 0.040% U over 0.3 to 0.5 m.

In order to evaluate showing B1-A at depth, an adit (20) was driven for 40 m, approximately 12 meters below the surface outcrop. The adit intersected the mineralized fault zone over 4 m thickness and sampling returned 0.011% to 0.012% U over 1.0 m.

In the foot-wall of this mineralized zone, another zone of brecciation, hydrothermal alteration and uranium mineralization was identified (showing B1-B). Showing B1-B incorporates sectors of strong chlorite-sericite alteration marked by elevated radioactivity (150 to 700 γ) and contains uranium mineralization represented by fracture-filling kasolite. Malachite, azurite, and limonite are also present in small amounts. Uranium grades were reported to vary from 0.013% to 0.037% U over 0.3 to 0.5 m; a single sample was reported at 0.185% U over 1.0 m.

In order to evaluate showing B1-B at depth, an adit (22) was driven for 25 m, approximately 10 meters below the surface outcrop, and a small 5.8 m deep pit was excavated. The small pit and the adit intersected the mineralized fault zone; sampling of the pit returned up to 0.012% U over 0.35 m; sampling of the adit returned up to 0.022% U.

Approximately 60 m south of the showing B1-A, another east-west-striking zone (showing B1-C) of strong hydrothermal alteration (sericitization, chloritization) was identified. Showing B1-C was reported to be traceable for 150 m along strike with a thickness of 0.8 to 4 m. Uranium mineralization at showing B1-C was also reported to be represented by kasolite. Uranium grades vary from 0.011% to 0.043% U over 0.7 to 0.8 m.

In order to evaluate showing B1-C at depth, an adit (21) was driven for 34 m. The adit intersected the associated alteration zone over 2 m of thickness; however, no significant mineralization (uranium or sulphide) was observed. These are not calculated true widths.

ii. Area B2 (Tossor)

The B2 area is located on both banks of the Toss River and on the east bank of the Bugumuyuz River. The area is underlain by a large intrusive of Late Ordovician granitoids including porphyritic and leucocratic granodiorites and granites, which are intersected by aplite granite and lamprophyre dikes. The area is cut by a large number of sub-parallel roughly east-west trending fault and deformation zones. These faults include the Tegerek-Sugetty and Bugumuyuz faults, which are represented by zones of brecciation and fracturing, often accompanied by intense hydrothermal alteration (e.g. albitization, chloritization and serpentinization) of the host granite rocks.

The B2 area incorporates a large number of uranium occurrences including Tossor-1, Diplomnoe, Koen-sai, Sugetty, Tokson-Bulak, Southern Tossor as well as a number of other occurrences, and geochemical and radiometric anomalies.

The Tossor-1 uranium occurrence is situated on the right bank of the Tossor River valley. The occurrence was investigated 1959 to 1960 via the drilling of numerous holes and the driving of several adits. The occurrence is localized in the zone of the large Tegerek-Sugetty fault. In the hanging-wall side of this fault zone, a fracture zone bearing supergene uranium mineralization (kasolite) was identified. Uranium concentrations in this zone vary from 0.4% to 0.46% U over 0.5 m. An adit driven to explore this mineralized zone intersected another, east-west striking mineralized zone. Drill holes targeting deeper horizons of these zones as well as the foot-wall of the major controlling fault intersected wide intervals of elevated radioactivity – 40-280 γ, with background values of 20-30 γ. In some cases, geochemical halos of barium, zirconium, lead and molybdenum (possible pathfinders for uranium) were identified.

The Southern Tossor uranium occurrence is also situated in the Tossor River valley, north of its junction with the Vostochnyi (Eastern) Kurumdu River. The occurrence was investigated 1960 to 1961 by trenching (1,000 m^3), small pits (9 m), adits (496 m), surface and underground drilling (1271 m and 41 m, respectively), detailed geological mapping and ground radiometric surveys (3600 readings).

The occurrence area is underlain by Late Ordovician porphyritic granodiorite intruded by Silurian leucocratic granite and east-west-trending aplite dikes. The area is covered by overburden.

The granitoids are cut by two major tectonic zones. This first zone is an intensely brecciated and mylonitized granodiorite accompanied by concordant calcite stringers. Hydrothermal alteration includes intense albitization, weak sericitization and chloritization. The zone strikes north-northeast (20° to 40°) and dips northwest at 30°. The thickness was reported to be 0.6 to 1.5 m, and the zone was traced along strike for 55 m until terminated by overburden cover. Uranium mineralization is represented by beta-uranotile, skupite, uranium hydroxides closely associated with calcite stringers and pyrite dissemination. Channel samples from the mineralized zone returned elevated concentrations of barium and strontium (up to 0.1 to 0.3%) as well as lead, molybdenum, and copper. Uranium mineralization is irregularly distributed: in particular, in channel samples taken on surface, uranium grades vary from 0.001% U to 0.311% U (in some samples, up to 0.45 to 0.8% U over 0.5 to 0.75 m). The highest uranium grade was recorded in the junction sector of the first zone and the northwest-striking zone of fine fracturing, where the thickness of the mineralized interval sharply increases. A weighted-average uranium grade in one intercept from this zone was reported to attain 0.33% U over 2.95 m. On surface, the average uranium grade for Zone 1 is 0.24% U over 1.4 m (four intersections along 30 m of strike length).

The second major tectonic zone is situated 40 to 55 m west of the first, and its 2.5 m thickness was traced for 340 m along strike. Locally, in junction sectors with feathering fractures, its thickness increases up to 8 m. This zone strikes roughly north-south and dips to the west at 50° to 65°. The zone is represented by fractured, locally brecciated and mylonitized rocks, and is accompanied by intense hydrothermal alteration (e.g. hematitization, sericitization and chloritization).

Approximately 50 m west of Zone 1, a system of shallow-dipping small zones and fractures occur in granodiorite. Uranium contents vary from 0.03% U over 0.7 m to 0.09% U over 0.1 m; in one intercept 0.754% U over 0.5 m was reported. The weighted-average uranium grade in a zone intersected by a channel (1641) was reported to be 0.287% U over 1.4 m. This mineralized structure cuts across Zone 2 and locally coincides with Zone 2 along strike causing an apparent elevated uranium grade in Zone 2.

To evaluate the down dip level of the mineralization, an adit (19) was driven at an elevation 1973.7 m and for a distance of 207 m. This adit intersected Zone 1 along with feathered and fractured zones which indicated a north-northeast strike (20 to 40°) and north-west dip (20 to 40°) of the system. The thickness of the mineralized structure was reported to vary from 0.2 m to 0.8 m and be characterized by very complex, irregular shape. Uranium grades were reported as inconsistent and vary from 0.004% to 0.25% U, attaining as much as 1.14% U over 0.35 m in one intercept.

In the foot-wall of Zone 1, a complicated zone of fine fracturing was intersected. This zone was reported to strike north-west (300° to 320°) and dip to the south-west at 35-40°, with an average thickness of 1 to 1.5 m. Uranium mineralization within the zone is represented by uranotile and distributed very irregularly. Uranium content in channel samples was reported to vary from 0.008% to 0.103% over 0.5-0.6 m, in some cases attaining 0.210 and 0.49% U over 1.0 and 0.45 m. The average uranium grade in the zone is 0.101% U over 1.14 m.

In small fracturing zones accompanying the major structure on the hanging-wall site, uranium grade varies from 0.011% to 0.12% U over 0.5 m, increasing locally up to 0.154 and 0.212% U over 0.1 and 0.35 m. These are not calculated true widths.

Overall, the historic data demonstrated encouraging intercepts of uranium mineralization obtained by aditing. However, as stated in the Soviet exploration report, due to the fact that the adit intersected a water-bearing, intensely oxidized part of mineralized zone, further exploration on the adit level was not considered practical.

To investigate the along-strike continuation of Zone 1, drill holes 45, 46, 47, and 48 were completed; however, significant intercepts of uranium mineralization were not encountered. It was concluded on this basis, that total strike length is Zone 1 is approximately 430 to 450 m.

Mineralized intercepts encountered in the adit indicate the vertical extent of the zone as 37 to 125 m from the surface. To investigate the down-dip extension of Zone 1, drill holes 51 and 49 were completed. Hole 51 tested the level 50 to 55 m below the adit, and hole 49 tested the level 110 to 115 m below the adit. Hole 51 intersected intensely fractured granodiorite, with calcite stringers, but no significant radiometric readings were returned by γ-logging. Hole 49 also intersected intensely fractured granodiorite with calcite stringers corresponding to Zone 1. Elevated (up to 115 γ) radioactivity readings were obtained over 2 m of the zone (the average value for the entire hole is 10-20 γ); in addition, this value may have been underestimated, as the drill core recovery rate was only 31% in this interval.

The Diplomnoe uranium occurrence is situated on the west bank of the Toss River at absolute elevation of 1900 to 2200 metres ASL. The occurrence was investigated 1959 to 1960; work completed included a 530 point surface radiometric survey, 42 m of small pits, 3903 m^3 of trenching and 148 m of drilling. Several radiometric anomalies were identified on the southern flank of the occurrence and were thereafter followed up with trenching (15 trenches totalling 403 m^3).

The occurrence area is underlain by cataclased porphyritic granodiorite and leucocratic granite intruded by aplite granite and felsite-porphyry dikes. The rocks are cut by ten sub-parallel zones of intense fracturing, brecciation and hydrothermal alteration (e.g. sericitization, chloritization and silicification). The zones are traceable for 70 to 150 m along strike and are 0.2 to 0.6 m wide (maximum 1 to 2.5 m); they strike 150-210° and dip 40-80 ° to the north-east, east and south-east. To the south, these structures are covered by overburden; to the north-east they are terminated by a thrust-fault zone.

Six of these ten mineralized zones bear some uranium mineralization represented by kasolite ($Pb(UO_2)SiO_4 \cdot (H_2O)$) and schrockingerite ($NaCa_3(UO_2)(CO_3)3(SO_4)F \cdot 10(H_2O)$); these minerals are irregularly distributed within mineralized zones and are concentrated in sectors of intense silicification. Other minerals include galena, chalcopyrite, bornite, chalcocite, covellite, wulfenite, malachite, chrisocolla, azurite, pyroluzite, and siderite.

Three mineralized zones (1, 2 and 3) bear the most encouraging uranium mineralization. On the surface, these zones were traced for 120 m, 100 m, and 150 m along strike, respectively; their thickness varies from 0.2 m to 0.6 m (rarely up to 1-2.5 m). Average uranium grades (in channel sampling) were reported as 0.07% U over 0.5 m (Zone 1), 0.04% U over 0.22 m (Zone 2) and 0.075% U over 0.6 m (Zone 3). Two small pits intersected Zone 3 at depths of 11 m and 17 m, respectively, returned values of 0.005 to 0.007% U over 0.25 to 0.5 m.

To evaluate Zone 3 at depth, drill hole 33 was completed. No positive results were obtained; instead, a shallow-dipping thrust-fault, possibly displacing and terminating the mineralized zone, was encountered. As a result, it was concluded, that the potential of the northern flank of the Diplomnoe occurrence is limited to some 100 to 150 m from surface.

In 1959, twenty-five radiometric anomalies with intensities of 100 to 1000 γ located in the right bank of the Diplomnoe Creek were identified by a ground radiometric survey. Assessment of these anomalies was conducted by trenching and channel sampling. It was determined that these anomalies were related to small, shallow-dipping zones of brecciation, chloritization, sericitization and weak silicification; these zones were reported to exhibit a variable structural setting and range from east-west to north-south in strike. Uranium mineralization is represented by kasolite, and less often by schrockingerite. Uranium grades vary from 0.06% U to 0.34% U over 0.5 to 1 m. One sample returned 1.15% U over 0.5 m.

It was also reported that the radiometric anomalies and related occurrences of mineralization identified in the right bank of the Diplomnoe Creek remain unexplored.

iii. Area B3 (Baltyrkan)

The B3 area is located between the rivers of Toss and Barskaun and is underlain by porphyritic and leucocratic granites cut by series of sub-parallel (east-west trending) fault and deformation zones. It incorporates a series of uranium occurrences known as the Tamga group of uranium occurrences (in some reports referred to as the Tamga uranium deposit).

The Tamga group of uranium occurrences includes Boltyrkan, 1, Ammonitnoe, 4, 5, Chegedek-1, Chegedek-2 and other occurrences as well as radiometric and geochemical anomalies 54, 55, 59-62, 202-204.

In particular, the Boltyrkan uranium occurrence is situated in the left bank of the Boltyrkan Creek, near its confluence point with the Tamga River, at an absolute elevation of 2250 to 2450 m ASL. The occurrence was originally explored 1959 to 1960.

In the course of the exploration work, significant amount of exploration drilling, aditing and trenching was conducted. This included 1020 m of drilling, 170 m of adits, 1300 m^3 of trenching, 70 m of small pits, readiometric survey (1070 measurements), geochemical sampling (210 samples) and radio-hydrogeological sampling (14 samples).

As with the entire mineralized field, the area of the Boltyrkan occurrence is underlain by porphyric granitoids which have been intruded by small, east-west striking aplitic dikes. The occurrence is localized in the zone of the Boltyrkan fault (striking 250° to 260° and dipping to the north-northwest at 70°). The fault zone is represented by cataclased and mylonitized porphyric granodiorite, with local hydrothermal alteration (e.g. hematitization, potassic feldspathization, carbonatization, less intense sericitization and chloritization). On the surface, uranium mineralization is concentrated within two mineralized lenses (northern and southern). The northern lens was traced for 160 m along strike with an average thickness of 0.4 m and an average grade of 0.043% U (by three intercepts). The southern lens was traced for 250 m along strike with an average thickness of 0.63 m and an average grade of 0.65% U (also by three intercepts).

The Boltyrkan occurrence is strongly covered by approximately 15 to 20 m of overburden. In 1959, two adits (16, 17) were driven to depths of 30 to 40 m from surface, and two drill holes (37, 38) were drilled to depths of 70 to 80 m from surface. Although the adits intersected the hosting fault zone, weaker uranium mineralization was encountered (0.013 to 0.018% U).

In 1960, three more drill holes (39, 40 and 42) were drilled to test further down-dip extension of the mineralized fault. At a depth of 90 to 150 m, hole 39 intersected the Boltyrkan fault, which is represented by intensely brecciated, locally mylonitized interval, strongly limonitized, locally sericitized, chloritized and silicified. According to the interpretation of γ-logging data, the equivalent uranium grade in this interval locally attains 0.13% over the width of 0.23 m. However, as drill core recovery was 12.5%, no visible uranium mineralization was observed in the drill core.

Hole 40 was drilled to test a deeper level of the Boltyrkan fault (160 to 220 m from the surface), 50 m down dip of hole 39. The hole also intersected the Boltyrkan fault as well as another feathering fault zone in the hanging-wall. Only slightly elevated radioactivity readings were obtained by γ-logging.

Hole 42 was drilled 240 m east-northeast of hole 40 to test the possible junction sector of quartz-sulphide mineralization of the Yuzhnoe occurrence and the Boltyrkan fault. Although the Boltyrkan fault zone was intersected, no sulphide mineralization was encountered.

It was concluded on the basis of the exploration results, that uranium mineralization found in the Boltyrkan fault zone above 120 to 310 m is sporadically distributed. CCIC notes that due to extremely poor reported drill core recovery rates (as low as 12% in some cases) which were often within uranium-bearing intervals, the historical drill results are unreliable (and likely very conservative).

iv. Area B4 (Barskaun)

The B4 area is the eastern-most of the four mineralized fields outlined within the Barskaun License Area. As with the other mineralized fields, it is composed of Late Ordovician-Early Silurian granodiorite and granite intruded by leucogranite and aplitic granite dikes. The area includes a number of primarily east-west striking fault zones; other strike directions are of relatively minor importance.

The B4 area currently includes one uranium occurrence. The mineralization is localized within an extended east-west striking tectonic zone traceable for 1.5 km along strike, with a thickness varying from 100 m to 150 m. This tectonic zone is accompanied by smaller, feathering structures marked by uranium mineralization and intense hydrothermal alteration (e.g. kaolinization, limonitization and feldspathization). The uranium mineralization is represented by kasolite and uranophane. The best intercept was 0.46% U over 1.7 m.

Exploration

AlpProject (on behalf of Tau) begun surface exploration work which included geologic and structural mapping, and radiometric point sampling over select areas of the Kokomeren and Barskaun licenses during 2006. This work was in supplement to data collection and compilation which was begun in 2006. Reporting for this exploration work was in progress at the time of the 2007 Due Diligence study. A summary of work completed by Alpproject on behalf of Tau is presented in Tables 10-1 and 10-2.

Table 10-1. Work completed on the Kokomeren License as of October 25, 2006.

No.	Type of Work	Unit	Total
1	Geological mapping with radiometry (selecting block samples) 1:50000	km	116
2	Geological mapping with radiometry (selecting block samples) 1:10000	km	80
3	The selection of detailed samples routes (in areas of high background radiation)	area	24
4	Clearing of historic trenches	m3	37.6
5	Geochemcial sampling	samples	79
6	Rehabilitation of bridge	ea	1
7	Rehabilitation of trails	meters	1400
8	Detailed radiometry 1:2000	measurements	259

Table 10-2. Work completed on the Barskaun License as of October 25, 2006.

No.	Type of Work	Unit	Total
1	Geological mapping with radiometry (selecting block samples) 1:50000	km	50
2	Geological mapping with radiometry (selecting block samples) 1:10000	km	5

5	Geochemical sampling	samples	150

In addition to the field work completed on the Kokomerėn and Barskaun Licenses in 2006, Alpproject (on behalf of Tau) began the process rehabilitating and re-sampling Adit 3 at the OK deposit. The process was begun in late 2006.

Drilling

Tau has not carried out any drilling on the properties. Historic drilling (Soviet Era) was completed on some of the properties and this has been discussed in previous sections.

Sampling

Tau has not carried out any sampling on the Property and historic sampling methods are not known.

Details on the previous work have been made available to CCIC; however details pertaining to sample preparation and analysis methods are generally unknown. As historic work was carried out during the Soviet Era, security would have been greater than current western standards for an exploration program. In general, the technical standards of the Russian mining industry meet or exceed western standards.

DATA VERIFICATION

The data presented in the Technical Report has come primarily from reports supplied to CCIC by Tau, through discussions with Tau personnel and its agents familiar with the project and through translated discussions with various geologists (government and independent) located in the Kyrgyz Republic.

i. Site Visit - Bishkek

A site visit was conducted by CCIC personnel between June 5th and 12th, 2006. Dr. Scott Jobin-Bevans (P.Geo.), Managing Director for CCIC Canada, visited the Kyrgyz Republic between June 5th and 8th, 2006 and Mr. Stephen Wetherup (P.Geo.), General Manager for CCIC Canada, visited the Kyrgyz Republic between June 5th and 12th, 2006. The site visit and interviews with various Kyrgyz officials and geologists were arranged by D. Longley-Sinitsyna, acting as representative of Tau. The various maps and technical reports provided by Tau, in addition to public documents that have been reviewed, are listed in the References section.

Scott Jobin-Bevans and Stephen Wetherup reviewed the relevant reports and data at the offices of Tau consultants and government geologists on June 5th, June 7th, June 8th and June 9th, 2006. During the meetings, discussions were held on site and in the office with Dr. Meng Svetlana Vladimirovna (Ph.D. Geology), Dr. Boris Karpachev, Head of the Kyrgyz Methodical Expedition for Geological and Economic Research of State Geological Agency (KMEGER), Dr. A.F. Malyshev, Head of the Geological Party, and Oleg Lopatko, Anatoly Zdadeev and Peter Myltzev of AlpProject, an independent Kyrgyz exploration consulting company.

Scott Jobin-Bevans and Stephen Wetherup visited the Central Scientific Research Laboratory (CSRL), located in Kara-Balta, on June 7th, 2006. At this time, both the analytical laboratory and uranium hydrometallurgical plant were toured. Discussions were held with Dr. Liudmila I. Evteeva, Head of the CSRL, and Alexandr Beljusenko, Director of the OJSC "Kara-Balta Mining Ore Combine" Hydrometallurgical Plant.

Stephen Wetherup held discussions with Gulnara Kalikova and Aicholpon Jorupbekova of Kalikova & Associates law firm in Bishkek on June 8th, 2006. These Kyrgyz attorneys specialize in mining/resource law and have professional contacts with the State geology, environmental and safety agencies in order to facilitate permitting. In addition the law firm have contributed to some amendments to the federal legislations in the matters of resource and mining law. Discussion at the meeting included a review of the

Subsoil Law of the Kyrgyz Republic, a review of the exploration permitting process, the requirements to obtain exclusive mining rights, and a review of the tax laws as they pertain to mineral extraction. In addition, aspects of environmental law and liability were also reviewed and discussed.

ii. Site Visit – License Areas

Scott Jobin-Bevans and Stephen Wetherup visited the Kokomeren license area (Orto-Kuganda deposit) on June 6th, 2006 and Stephen Wetherup visited the Barskaun license area (Barskaun permit) on June 11th, 2006. Time constraints prevented site visits to other specific areas within the two license areas. Three independent samples were taken from surface dumps at the Orto-Kuganda deposit and one sample was collected from the Barskaun permit area. The 4 samples were submitted for analyses at the Central Scientific Research Laboratory in Kara-Balta.

iii. Kara-Balta Plant and Central Scientific Research Laboratory

Dr. Jobin-Bevans and Mr. Wetherup, along with D. Longley-Sinitsyna, visited the Central Scientific Research Laboratory (CSRL), located in Kara-Balta, on June 7th, 2006. At this time, both the analytical laboratory and uranium hydrometallurgical plant were toured. Discussions were held with Dr. Liudmila I. Evteeva, Head of the CSRL, and Alexandr Beljusenko, Director of the OJSC "Kara-Balta Mining Ore Combine" Hydrometallurgical Plant. The analytical laboratory is a member of the United Kingdom Accreditation.

iv. 2007 Due Diligence Study

Mr. Kelso, Dr. Soloviev, Dr. Harnois, and Mr. Semthurst visited the offices of Tau Mining, AlpProject, and the State Agency for Geology and Mineral Resources of the Kyrgyz Republic in Bishkek between January 22nd and February 9th, 2007. Discussions were held with Dr. A.F. Malyshev, Head of the Geological Team, Alexander Konykhov, Deputy Minister of Geology at the State Agency for Geology, and Oleg Lopatko, Anatoly Jadeev and Peter Myltsev of AlpProject. The primary objectives of the 2007 Due Diligence study were to conduct an extensive review of historical data and historical resource estimates, and to provide detailed recommendations for exploration approaches on the Kokomeren and Barskaun License Areas.

Conclusions

Tau's target deposit type on the Kokomeren and Barskaun License Areas is the intrusion related and subordinate fracture infiltration associated with granitic plutons such as those that underlie both areas. The potential also exists for uranium mineralization to be re-mobilized into Neogene sediment cover (e.g. at the K3 Area). A large number of anomalies (uranium-geochemical and radiometric) have been identified by historic and current efforts at both License Areas.

The Properties were covered by FSU exploration teams in the 1950s and 1960s. These efforts were designed to target large, readily outcropping bodies of uranium mineralization. Their lack to discover such deposits does not preclude the possibility that undiscovered objects may lie at shallow to moderate depths or that they may laze below the resolution of previous survey coverage (which in many cases was completed on widely spaced grids at 1:500,000 scale).

The opinion of CCIC is that the character of the Kokomeren and Barskaun Licenses and the potential for developing *new mineral targets are of sufficient merit to justify further exploration on the Properties.*

Recommendations

The exploration programs for both the Kokomeren and Barskaun License Areas are to include regional- to detail-scaled exploration (geophysics, mapping, radiometric surveys, etc.) as well as drilling on both preliminary and newly identified targets.

CCIC has reviewed Tau's proposed exploration program for the Kokomeren and Barskaun Licenses and believes the concepts are properly conceived and justified, as the potential for presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan. The opinion of CCIC is that the character of the Kokomeren and Barskaun Licenses and the potential for developing new mineral targets are of sufficient merit to justify further exploration on the Properties.

An exploration program with a budget of CAD $4,430,000 is proposed to further examine the Property. The recommendations and budget are summarized below.

a. *Kokomeren Exploration Program*

A program of airborne geophysics (Mag, EM, and radiometrics), regional scale geologic and structural mapping with ground-radiometry and sampling at a scale of 1:50 000 to 1:100 000 has been recommended. Target areas identified by the regional work are to be followed up with more detailed work at a scale of 1:5000 to 1:10 000. Drilling will be conducted on targets in the K1 area (proximal to the OK deposit) as well as at newly identified locations in the remaining mineralized areas (K2, K3 and K4). A summary budget of recommendations for the Kokomeren License area is presented in Table 19-1.

Table 19-1. Summary budget of recommendations for the Kokomeren License area.

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	3500 km	$577,500.00
	K1 target area:		
	Geological – structural mapping of 1:5,000 scale with ground-radiometry (estimate square of the sector – 2 km^2)	80 km^2	$25,000.00
	Kokomeren License Area:		
	Geological & structural mapping at 1:50,000 scale with ground-radiometry	300 km^2	$125,000.00
	Geological & structural mapping at 1:100,000 scale with ground-radiometry	650 km^2	$135,000.00
Phase II			
	Geological & structural mapping of detailed sectors at 1:5,000 scale with ground-radiometry	~10 areas	$140,000.00
Phase III			
	Construction of roads	-	$250,000.00
	Construction of drilling pads	-	$250,000.00
	Drilling of established targets in K1 Vicinity	3,000 m	$450,000.00
	Drilling of established targets in remainder of Kokomeren Licence	6,000 m	$900,000.00
		Subtotal:	**$2,947,500.00**

b. *Barskaun Exploration Program*

A program of airborne geophysics (Mag, EM, and radiometrics), regional scale geologic and structural mapping with ground-radiometry and sampling at a scale of 1:50 000 to 1:100 000 has been recommended. Target areas identified by the regional work are to be followed up with more detailed work at a scale of 1:5000 to 1:10 000. Drilling will be conducted on preliminary and newly identified targets. A Summary budget of recommendations for the Barskaun License area is presented in Table 19-2.

Table 19-2. Summary budget of recommendations for the Barskaun License area.

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	1500 km	$247,500.00
	Delineation of drill targets over the Barskaun License Area:		
	Geological-structural mapping of 5 priority areas, preliminary identification of drill targets (Phase 1)	5 areas	$70,000.00
	Identification of drill targets and drill hole locations (3D modelling)	-	$10,000.00
Phase II			
	Construction of roads	-	$50,000.00
	Construction of drilling pads	-	$10,000.00
	Drilling of established targets	6,000 m	$900,000.00
Phase III			
	Regional & detailed geological – structural mapping with ground-radiometry (concurrent to drilling program)	-	$100,000.00
		Subtotal:	**$1,482,500.00**

Total ($ CAD): $4,430,000.00

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The financial information set forth in the table below includes the accounts of Tau and Long Alpha on a consolidated basis. This financial information was prepared in accordance with United Kingdom Generally Accepted Accounting Practice. The selected financial information should be read in conjunction with and is qualified by the audited consolidated financial statements of Tau and the notes thereto attached to the Information Circular as Schedule "C3".

	Period from incorporation on February 27, 2006 and ending March 31, 2007
	£
Revenue	Nil
Loss for the year before income taxes	2,883,782
Tax on loss	(1,376)
Net Loss for the Period	(2,885,158)
Basic and diluted loss per share	(0.02)

	As at March 31, 2007
	£
Total Assets	8,188,255
Total Liabilities	1,469,276
Shareholders Equity	6,718,979
Cash Dividends Declared per Share	Nil

Management's Discussion & Analysis

The following discussion and analysis of the consolidated results of operations and financial condition of Tau Mining Limited and its subsidiaries ("the Company") for the period ended 31 March 2007 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the period ended 31 March 2007. This report discusses the Group results unless stated otherwise.

The consolidated financial statements have been prepared in accordance with United Kingdom generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. A note has been prepared reconciling the audited financial statements to Canadian generally accepted accounting principles.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Statements in this document may contain forward looking information. Estimates provided are based on assumptions of future events and actual results could vary significantly from these estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on this forward looking information.

Description of Business

Tau was incorporated in England and Wales as Tau Mining Limited under the Companies Act 1985 on 27 February 2006. The Company is in the business of exploring for minerals and metals. It does not own interests in any producing operations. The Company has a 100% indirect interest in two exploration properties in the Kyrgyz Republic, Central Asia (see Property Transactions and Exploration Section).

OVERALL PERFORMANCE AND RISK FACTORS

In June 2006 Tau Mining began exploration at its Kokomeren and Barskaun properties located in the Kyrgyz Republic. The 2006 exploration program comprised of digitizing historical information, mapping and the re-opening of an exploration adit at the Orto-Kugunda ('K1') historical uranium deposit (FSU) contained within the Kokomeren Licence area.

Like most companies in the mineral exploration business, Tau Mining has no significant cash flow and relies primarily upon equity financings to pay its operating expenses. The rise in uranium prices over the past two years has resulted in increased investor interest in mineral exploration companies. Tau Mining can expect to benefit from this trend should it continue, but like other companies in this sector, would be negatively impacted if commodity prices were to fall again.

PROPERTY TRANSACTIONS AND EXPLORATION

LLC Long Alpha Mining Company Acquisition & Exploration

On 19 May 2006 Tau Mining entered into a share purchase agreement with Long Hill Development Ltd and Dasha Longley-Sinitsyna pursuant to which Tau Mining acquired the issued share capital of LLP Long Alpha Mining Company ('Long Alpha') (a company incorporated in the Kyrgyz Republic) together with certain mining rights (Kokomeren and Barskaun Licenses) in the Kyrgyz Republic in consideration for 50,000,000 ordinary shares of Tau Mining and a non-refundable deposit of £300,000 to be spent in accordance with the agreed schedule. Long Alpha has a 100% interest in these two properties.

The two License Areas, Kokomeren and Barskaun, are situated 92 kilometres south of Bishkek and approximately 250 km southeast of Bishkek, respectively. The Kokomeren Licence Area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. The Barskaun Licence Area, a single block permit, covers 311 km^2 and is located in the Issyk-Kul Lake Region.

The 2006 exploration program comprised of digitizing historical information, mapping and the re-opening of an exploration adit at the Orto-Kugunda ('K1') historical uranium deposit contained within the Kokomeren Licence area.

In 2006, the Company engaged Caracle Creek International Consulting Inc. ("CCIC") of Sudbury, Ontario, Canada to undertake a Due Diligence Review of the Kokomeren and Barskaun License Areas and to complete an Independent NI43-101 Technical Report. This Report was completed on 18 May 2007. The Company agrees with the exploration program proposed by CCIC and a budget of CAD$4,430,000 has been approved to further examine the properties. The 2007 exploration program includes a proposed 15,000m of drilling, airborne geophysics and geological and structural mapping.

Onyx Resources Limited Acquisition

On 20 November 2006 Tau Mining entered into a share purchase agreement with James Alexander Lesser and Daria Longley-Sinitsyna pursuant to which Tau Mining acquired the whole of the issued share capital of Onyx Resources Limited ('Onyx Resources') in consideration for a payment of £500,000 on completion and a further payment of £1,000,000 to be paid upon the occurrence of one of a number of events including admission to trading on any stock exchange of the shares of, amongst other things, Tau Mining or any holding company, subsidiary, affiliate or assignee of the tenements of Long Alpha or any sale of any entity holding subsoil rights in the tenements.

SUMMARY FINANCIAL INFORMATION – Financial Year End 31 March 2007

The following table shows the audited consolidated financial results for Tau Mining:

Period	**Revenues**	**Net Gain (Loss)**	**Net Gain (Loss) per Share**
31 March 2007	Nil	(GBP2,885,158)	(GBP0.02)
	Total Assets	GBP6,718,979	

Tau Mining was incorporated on the 27 February 2006

RESULTS OF OPERATIONS

The consolidated results of operations reflect a loss of GBP2,885,158 for the financial year ended 31 March 2007.

LIQUIDITY AND CAPITAL RESOURCES

At 31 March 2007 the Company had working capital GBP1,721,642. The Company will be using this working capital on its existing Kyrgyz Republic properties, to investigate other opportunities in Central Asia and to support corporate overheads.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

TRANSACTIONS WITH RELATED PARTIES

The Company was charged GBP184,042 for the financial year ended 31 March 2007 by companies controlled by directors of the Company for legal, corporate advisory and capital raising costs & services.

During the financial year ended 31 March 2007, legal costs of GBP88,154 were incurred with a Law Firm related to the Company by a Director.

During the financial year ended 31 March 2007, corporate advisory and capital raising costs of GBP95,888 were incurred with a consulting/advisory firm related to the Company by a Director.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

COMPENSATION OF DIRECTORS

During the financial year ended 31 March 2007 the Company paid GBP202,287 to directors as remuneration for the services they provided as directors of the Company.

BOARD APPOINTMENTS

The Directors of the Company appointed during the financial year ended 31 March 2007 were Mr Paul Summers (Appointed 18 May 2007), Lawyer; Alex Pismiris (Appointed 28 March 2007), Corporate Advisory and David Anthony Argyle (Appointed 28 March 2007), Executive Director.

COMMITMENTS

Tau Mining entered into an executive service agreement with David Argyle on 1 March 2006. Mr Argyle was appointed as executive director. The appointment commenced on 1 March 2006 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Argyle is to be paid a salary of GBP85,000 per annum plus bonus and options and will be provided with accommodation and an office in London.

Tau Mining entered into an executive service agreement with Paul Summers on 1 January 2007. The appointment commenced on 1 January 2007 and is for a fixed term of one year provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least one month's notice of non-renewal. Under the agreement Mr Summers is to be paid CAD2,500 per annum, a daily rate of CAD1,600 per day while working on behalf of Tau Mining outside Australia and will pay his professional rates and those of Summerslegal for professional services and litigation assistance provided.

Tau Mining entered into an executive service agreement with Phil Jones on 10 April 2007. Mr Jones was appointed as Vice-President Exploration & Regional Director – Central Asia. The appointment commenced on 1 May 2007 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Jones is to be paid C$150,000 per annum, will be granted 1,000,000 options and is entitled to an annual bonus of a maximum of C$100,000. In addition Tau Mining agreed to provide accommodation and a daily allowance of US$50 per day to Mr Jones.

The terms of both Mr Argyle and Mr Jones's employment contracts provide that in the event the Company is taken over or subject to a merger and they are not offered full-time employment in the expanded entity they will be paid a sum equal to their annual salary and in the case of Mr Argyle also the amount of his bonus and accommodation costs. In the case of Mr Jones the payment is due if the share price of the merger or takeover is twice or more than twice the IPO price although there is no definition of 'the IPO price'.

SUBSEQUENT EVENTS

Acquisition of Tau Mining Limited (Canada)

On 26 April 2007 the Company entered into a share purchase agreement amended by deed of variation dated 14 June 2007 with Anthony Wonnacott and Tau Canada pursuant to which the Company acquired the whole of the issued share capital of Tau Canada in consideration for £1 and the issue of 45,000,000 ordinary shares of Tau Mining to the holders of warrants in Tau Canada. The warrants in Tau Canada were exercised and Tau Mining issued 45 million ordinary shares on 14 June 2007.

Issue of Tau Mining Options

On 14 June 2007, the directors approved a share option scheme to issue fifty million ordinary shares of one pence each exercisable at five pence per share to directors, officers and consultants. These options expire on 14 June 2009. Total options issued from this share option scheme to directors and senior officers was 20,750,000.

Acquisition Offer for Tau Mining Limited (UK)

On 24 May 2007, Dynamite Resources Limited ("Dynamite") offered via a letter of intent to acquire the Company. The letter of intent states the terms of an offer for 100% of the issued and outstanding shares of the Company.

In exchange for each share of the Company, shareholders will have the option to receive either (i) 1/4 of a Dynamite common share and 1/4 of a Dynamite share purchase warrant, with each whole Dynamite share purchase warrant ("Dynamite Warrant") to be exercisable to acquire one Dynamite common share at a price of Canadian Dollar ('CAD')$1.00 for a period of two years following the closing of the acquisition, or (ii) cash consideration of CAD$0.15 and 1/16 of a Dynamite Resources common share, provided that at least 70 million of the Company shares shall have agreed to accept the cash and share consideration set forth above. Following completion of the acquisition, holders of the Company's options shall be entitled to receive upon the exercise thereof, in lieu of one Tau Mining ordinary share otherwise issuable upon the exercise thereof, ¼ of a Dynamite Resources common share and the exercise price therefore shall be subject to a corresponding adjustment.

RISKS

Tau Mining is currently focusing its operations on the exploration and development of its interest in mineral properties in Kyrgyz Republic.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and Tau Mining's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, commodity pricing, exchange rates the achievement of profitable operations, or the ability of Tau Mining to raise additional financing, if necessary, or alternatively upon the Tau Mining's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material writedowns of the carrying values. Tau Mining's mining assets are located outside of the United Kingdom and are subject to the risk of foreign investment, sovereign & political and include increases in taxes and royalties, renegotiation of contracts and currency exchange fluctuations and restrictions.

Although Tau Mining has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee Tau Mining's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, native land claims and non compliance with regulatory requirements.

CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its audited financial statements in conformity with generally accepted accounting principles of the United Kingdom. The Company lists its significant accounting policies in the notes to its audited financial statements for the financial year ended 31 March 2007. The audited financial statements of the Company include a Canadian generally accepted accounting principles reconciliation note.

OUTLOOK

The Kokomeren and Barskaun License Areas are located within the Kyrgyz Republic's Tien Shan Mineral Belt, one of the most prolific uranium provinces in the world. Since exploration began in the 1940's, more than 300 uranium deposits have been recognized along the Tien Shan Mineral Belt. The region's reserves of uranium were originally mined to produce highly enriched uranium and plutonium for use in nuclear reactors and the nuclear arsenal of the former Soviet Union.

A tremendous amount of field data has been collected over the two License Areas by Soviet geologists since the early 1950's through various means, including geological mapping, trenching, detailed grab and chip sampling, diamond drilling, and geophysical and geochemical surveys. By the 1960's, many areas of Kyrgyz Republic had been subjected only to first pass reconnaissance exploration, designed to detect readily outcropping ore bodies. Uranium exploration in Kyrgyz Republic was terminated in the late 1960's due to a political decision to shift production to other parts of former Soviet Union. **Hence, the uranium potential for discovery of significant economic uranium deposits in Kyrgyz Republic remains very high.**

Kokomeren License.

The Kokomeren License Area is situated on the southern slopes of the Dzhumagal Ridge in central Kyrgyz Republic and occupies approximately 939 km2. Within the Kokomeren License lies the Orto-Kugunda uranium deposit. A former Soviet Union C2 category resource, which is considered historical information and is not NI43-101 compliant, was calculated on the basis of exploration results in 1961 and is summarized as follows:

- ***92,050 tonnes @ 0.127% U;***
- ***116.9 tonnes U total (136.8 tonnes U3O8 which equates to > 300,000lbs U3O8)***

The regional structure that is host to the Orto-Kugunda uranium deposit extends for several kilometres in both strike directions and remains, for the most, under-explored. The setting and type of mineralization is analogous to other intrusive-related uranium deposits such as Kok-Moinok in the Kyrgyz Republic, Kyyktal and Charkasar in Eastern Uzbekistan, Dzhantuar (7,154 tonnes U), Koscheka, and Rudnoe in Western Uzbekistan, Rossing in Namibia and the deposits that form the Elkon district in Eastern Siberia (250,000 tonnes U).

Average uranium grades of up to 0.104%, 0.38%, 0.048%, and 0.058% are reported among the dozens of mineralized showings over the Kokomeren Licence Area. A single mineralized zone was reported to be from 40 to 45 metres long and 1.0 to 1.5 metres thick with individual channel samples running as high as 0.76% U.

Barskaun License

The Barskaun Licence Area is situated in the Issyk-Kul Lake Region of eastern the Kyrgyz Republic and occupies approximately 311 km2. The Barskaun Licence Area incorporates more than 20 significant uranium occurrences, as well as a large number of radiometric and geochemical anomalies. Mineralized showings within the License Area have reported uranium grades (in individual channel samples) as high as 0.45% to 0.8%.

CCIC has reviewed Tau's proposed exploration program for the Kokomeren and Barskaun licenses and believes the concepts are properly conceived and justified, as the potential for the presence of significant uranium mineralization including world class deposits remains high in Kyrgyz Republic.

An exploration program with a budget of CAD4,430,000 has been proposed to further examine the Properties

Other Opportunities in Kyrgyz Republic & Infrastructure

Tau Mining is actively pursuing additional properties in the Tien Shan Mineral Belt as well as reviewing opportunities to hold direct and/or indirect equity in a downstream processing facility(s).

Qualified Person

The technical and scientific information related to the Tau Mining properties is based on that compiled by CCIC and has been reviewed by Iain Kelso, P.Geo., Technical Manager with CCIC Canada and qualified person under NI43-101.

OUTSTANDING SHARE DATA

Share Capitalization 15 June 2007

Authorized GBP10,000,000 divided into 1,000,000,000 ordinary shares of GBP0.01 each

Issued and Outstanding at 15 June, 2007	183,000,002
Options Outstanding at 15 June 2007	50,000,000

<u>Options</u>

At 15 June 2007 the Company had outstanding 50,000,000 options exercisable at GBP0.05 expiring on 14 June 2009 to acquire one ordinary share.

DIVIDENDS

Tau has not paid any dividends on its ordinary shares since incorporation and does not anticipate paying dividends on its ordinary shares for the foreseeable future.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The following rights apply to the ordinary shares of Tau:

Voting rights

Subject to any special terms as to voting upon which any shares may be issued or may for the time being be held (as to which there are none at present) every member present in person or by proxy shall upon a show of hands have one vote and every member present in person or by proxy shall upon a poll have one vote for every share held by him. If any member, or any other person appearing to be interested in any shares in the capital of the Company held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the period of 14 days from the date of service of such notice, the member shall, for so long as the default continues not be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company or meeting of the holders of any class of shares of the Company or, upon any poll or to be reckoned in a quorum, or to exercise any other right or privilege conferred by membership in relation to general meetings of the Company or meetings of the holders of any class of shares of the Company.

Dividends

The profits of the Company available for distribution and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and interests. No dividend may exceed the amount recommended by the Board of Directors.

Unclaimed dividends

Any dividend unclaimed after a period of 12 years from the date it became due for payment shall be forfeited and shall revert to the Company.

Return of capital

If the Company shall be wound up, the liquidator may, with the authority of an extraordinary resolution, divide among the members in kind the whole or any part of the assets of the Company and may determine how such division shall be carried out between members or classes of members

Variation of rights

If at any time the capital is divided into different classes of shares all or any of the rights or privileges attached to any class may, subject to the provisions of the Act, be varied or abrogated either (a) in such manner (if any) as may be provided by such rights, or (b) in the absence of any such provision either with the consent in writing of the holders of three fourths of the nominal amount of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class.

Changes in share capital

The Company may by ordinary resolution increase its share capital, cancel any unissued shares, consolidate all or any of its share capital into shares of larger amount and subdivide its shares into shares of smaller amount. Subject to the provisions of the Statutes, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any manner authorised by law.

Purchase by the Company of its own shares

Subject to the provisions of the Statutes, the Company may purchase its own shares.

CONSOLIDATED CAPITALIZATION

Upon incorporation Tau had two ordinary shares of £0.001 each in issue.

On 28 March 2006 a further 18 ordinary shares of £0.001 were issued at a price of 0.1p each.

On 29 March 2006 the authorised share capital of Tau was increased and consolidated to £10,000,000 divided into 1,000,000,000 ordinary shares of £0.01 each and the twenty issued ordinary shares of £0.001 were consolidated into 2 ordinary shares of £0.01 each.

On 19 May 2006 40,000,000 ordinary shares were issued for cash at a price of £0.01 per share. In addition 3,000,000 ordinary shares were issued in exchange for corporate advisory services and 50,000,000 ordinary shares were issued as the consideration for the whole of the issued share capital of LLPLAMC.

On 24 November 2006 40,000,000 ordinary shares were issued for cash at a price of £0.10 per share.

On 31 January 2007 5,000,000 ordinary shares were issued upon the conversion of convertible loan notes at the price of £0.10 per share.

On 14 June 2007 45,000,000 ordinary shares were issued in consideration for the cancellation of 45,000,000 warrants in Tau Canada.

OPTIONS TO PURCHASE SECURITIES

The following options have been granted in Tau:

Options held by	Date Issued	Number of Options outstanding	Exercise Price	Expiration Date
Directors and Officers of Tau (3)	14 June, 2007	20,750,000	£0.05	14 June 2009
All other persons or companies (17)	14 June, 2007	29,250,000	£0.05	14 June 2009

PRIOR SALES

Tau issued 40,000,000 ordinary shares on 24 November 2006 at a price of 10p per share and a further 5,000,000 ordinary shares on 31 January 2007 also at a price of 10p per share.

In addition Tau issued 45,000,000 ordinary shares on 14 June 2007 in consideration for the cancellation of the 45,000,000 warrants in Tau Canada.

ESCROWED SECURITIES

None

PRINCIPAL SHAREHOLDERS AND SELLING SECURITY HOLDERS

The following shareholder holds in excess of 10% of the issued shares of Tau:

Name	No. of Shares	Percentage
Long Hill Development Ltd	45,000,000	24.6%

DIRECTORS AND OFFICERS

The directors of Tau are as follows:

Name	Residence	Date appointed	Number of Tau shares	Occupation
David Argyle	UK	28 March 2006	9,400,001*	Director
Alec Christopher Pismiris	Australia	28 March 2006	10,350,001**	Director
Paul Dorosz Summers	Australia	18 May 2006	7,980,000***	Lawyer

* David Argyle's interests include 2,500,000 shares held in the name of First Distribution Services Ltd, 3,000,000 shares held in the name of Group Partner International Ltd, 3,500,000 shares held in the name of Larchmont Services Ltd and 400,000 shares in the name of Prime City International Ltd. In addition David Argyle holds options over 6,350,000 ordinary shares and is a director of Pont Street Mews Ltd which holds options over 8,250,000 ordinary shares.

** Alec Pismiris's interests include 9,750,000 shares held in the name of ACP Investments PTY Ltd <ACP Investment Trust a/c> and 600,000 shares held in the name of ACP Investments Pty Ltd <A & L Pismiris S/F a/c. In addition Alec Pismiris holds options over 2,250,000 ordinary shares.

*** Paul Summers' interests include 2,500,000 shares held in the names of Paul and Donna Summers 2,980,000 shares held in the name of Czar Pty Ltd and 2,500,000 shares held in the name of Kwang Ltd. In addition Paul Summers holds options over 2,750,000 ordinary shares and is a director of Sumpart Pty Ltd which holds options over 150,000 ordinary shares although he has no beneficial interest in those options.

David Argyle, 46, has worked in financing and managing mining & chemical companies in Australia, Central Asia, China & the Far East for over 20 years. David is currently the Managing Director of Tau and is also the Managing Director of Norwest Holdings Pte Ltd., a Singapore registered company whose primary asset is 100% of Norwest Chemicals Pte Ltd., a mining and chemical company with operations in China. Mr. Argyle devotes a majority of his time and energy to Tau. He holds a degree in Commerce and an MBA from the University of Michigan.

Alec Pismirisr, 44, has over 20 years experience in the mining, finance and securities industries. He is an Executive Director of Capital Investment Partners Pty Ltd., a firm specialising in assisting companies to become listed on the Australian Stock Exchange (ASX) as well as providing post listing advice and additional capital raising services. Mr Pismiris is also a director and company secretary of Colonial Resources Limited, Industrial Minerals Corporation Limited, Prairie Downs Metals Limited, Western Uranium Limited and Sundance Resources Limited all of which are listed on the ASX. Mr Pismiris completed a Bachelor of Commerce degree in 1981 and has over 20 years' experience in the securities and finance industry.

Paul Summers, 52 is the principal and founder of Summerslegal a commercial law firm in Western Australia. He was admitted as a barrister and solicitor of the Supreme Court of Western Australia in 1985 after completing his articles of clerkship with Parker & Parker (now Freehills). Mr Summers is also a former officer of the Australian Stock Exchange, Perth. Summerslegal practices predominantly in the areas of commercial property, business and corporate law and has particular expertise in the areas of corporate advisory, capital raisings, mergers and acquisitions, managed investments and property syndication and development.Cease Trade Orders, Bankruptcies, Penalties and Sanctions

The company secretary is Gower Secretaries Ltd which was appointed on 27 February 2006 upon the incorporation of Tau.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No proposed director (a) is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

CONFLICTS OF INTEREST

To the best of Tau's knowledge, and other than as disclosed in the Information Circular to which this Schedule "I" is attached, there are no known existing or potential conflicts of interest between Tau and any director or officer of Tau, except that certain of the directors and officers serve as directors and officers of other public companies.

EXECUTIVE COMPENSATION

Executive compensation for the year to 31 March 2007

Name	Position	Salary	Other Annual Compensation	Other Compensation
David Argyle	Executive	GBP192,109*		
Alec Pismiris	Non-executive			GBP95,888**
Paul Summers	Non-executive	GBP10,178		GBP88,154***

* The sum of £192,109 paid to David Argyle includes GBP25,856 paid for accommodation costs and other expenses.

** Capital Investment Partners were paid the sum of £95,888 during the financial period to 31 March 2007 for advisory fees, travel costs and interest. Alec Pismiris has a beneficial interest in Capital Investment Partners.

*** Summers Legal (NSW) Pty Ltd was paid the sum of £88,154 during the financial period to 31 March 2007 for legal, advisory and administration fees including travel costs. Paul Summers has a beneficial interest in Summers Legal (NSW) Pty Ltd. In addition the sum of £12,770 was owed to Summers Legal (NSW) Pty Ltd as at 31 March 2007.

Tau entered into an executive service agreement with David Argyle on 1 March 2006. Mr Argyle was appointed as executive director. The appointment commenced on 1 March 2006 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Argyle is to be paid a salary of GBP85,000 per annum plus bonus and options and will be provided with accommodation and an office in London.

Tau entered into an executive service agreement with Paul Summers on 1 January 2007. The appointment commenced on 1 January 2007 and is for a fixed term of one year provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least one month's notice of non-renewal. Under the agreement Mr Summers is to be paid C$2,500 per annum, a daily rate of C$1,600 per day while working on behalf of Tau outside Australia and will pay his professional rates and those of Summerslegal for professional services and litigation assistance provided.

Tau entered into an executive service agreement with Phil Jones on 10 April 2007. Mr Jones was appointed as Vice-President Exploration & Regional Director – Central Asia. The appointment commenced on 1 May 2007 and is for a fixed term of three years provided that the term shall be extended automatically by one year on each anniversary of the commencement date unless either side has given at least three months' notice of non-renewal. In addition either party may terminate the agreement by giving three months' notice in writing. Under the agreement Mr Jones is to be paid C$150,000 per annum, will be granted 1,000,000 options (as detailed above) and is entitled to an annual bonus of a maximum of C$100,000. In addition Tau agreed to provide accommodation and a daily allowance of US$50 per day to Mr Jones.

The terms of both Mr Argyle and Mr Jones's employment contracts provide that in the event the Company is taken over or subject to a merger they will be paid a sum equal to their annual salary and in the case of Mr Argyle the amount of his bonus and accommodation costs in the event that they are not employed by the acquiring/merging company. In the case of Mr Jones the payment is due if the share price of the merger or takeover is twice or more than twice the IPO price although there is no definition of 'the IPO price'.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No loans were made by Tau to any individual who is, or at any time during the most recent fiscal year, a senior officer or director or any key employee of Tau or to any associates of such individual.

RISK FACTORS

Approvals, Permits and Licences

The approvals, licences and permits necessary to enable the Group to conduct business are, as a practical matter, subject to the discretion of the applicable governments or governmental offices. The Group must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Group's results of operations and financial condition.

The Group's current and future exploration, mining and processing activities are dependent upon the grant of appropriate licences, concessions, leases, permits and regulatory consents, which may not be granted or may be withdrawn or made subject to limitations. There is no guarantee that :

(a) any mining exploration or processing rights over portions of the tenements in the Kyrgyz Republic owned by the Company will be issued and if so, on what terms. If granted, these licences will place a range of past, current and future obligations on the Group. In some cases there could be adverse consequences for breach of these obligations, ranging from penalties to, in extreme cases, suspension or termination of the relevant licence or related contract; or

(b) upon completion of any exploration programme, a mining right will be granted with respect to the exploration territory.

General Exploration, Mining and Processing Risks

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties, which are explored, are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and grades of minerals disclosed will be available to extract. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Mineral exploration is speculative in nature and there can be no assurance that any mineralisation discovered will result in an increase in the Group's resource base. Exploratory operations generally involve a high degree of risk.

The Group's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimise risk will be taken, operations are subject to hazards, which may result in environmental pollution and consequent liability which could have a material adverse impact on the business, operations and financial performance of the Group.

As is common with all exploratory operations, there is uncertainty and therefore risk associated with the Group's operating parameters and costs. These can be difficult to predict and are often affected by factors outside the Group's control.

The exploration and mining activities of the Group are subject to various laws governing prospecting, development, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Although the Group's exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Group.

Political Risk

Lack of political stability, changes in political attitudes and changes to government regulations relating to foreign investment and the mining business are beyond the control of the Group and may adversely affect its business. The Group plans to conduct its exploration activities in the Kyrgyz Republic and possibly other countries. The Directors are hopeful that the governments of these countries will continue to support the development of natural resources by foreign operators. However there can be no assurance that future political and economic conditions in these countries will not result in their governments adopting different policies in relation to foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, environmental protection, labour relations, repatriation of income, return of capital and other areas, each of which may affect both the Group's ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore and develop those properties in respect of which it has applied for or obtained exploration and development rights to date.

Uranium Prices

The marketability of uranium is subject to numerous factors beyond the control of the Company. The price of uranium may experience volatile and significant price movements over short periods of time. Factors that impact on the price of uranium include demand for nuclear power, political and economic conditions in uranium-producing and consuming nations, reprocessing of spent fuel and re-enrichment of depleted uranium tails or waste, sales of excess civilian and military inventories (including from dismantling nuclear weapons) by governments and industry participants and products levels and costs of production.

Limited Number of Customers

A small number of electric utilities worldwide buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in demand by electric utilities for newly-produced uranium would adversely affect the Company's business.

Public Acceptance of Nuclear Energy

Because of unique political, technological and environmental factors that affect the nuclear industry, the nuclear industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse effect on the Company.

Development Projects

The Group's development projects have no operating history upon which the Directors can base estimates of future cash operating costs, nor do they have sufficient drilling and other information upon which to base estimates of reserves or resources in accordance with recognised international reporting codes. Future estimates of reserves and resources will be, to a large extent, based upon the interpretation of geological data to be obtained from future drill holes and other sampling techniques and feasibility studies. Such information will be used to calculate estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ from those currently estimated. There can be no assurance that any of the development projects will prove to be economically mineable.

Expansion Targets and Operational Delays

The Group plans to develop its properties, if warranted. However, there can be no assurance that it will be able to complete the planned development on time or to budget, or that the current personnel, systems, procedures and controls will be adequate to support the Group's operations. Any failure of management to identify problems at an early stage could have an adverse impact on the Company's financial performance.

Legal Factors

The Group's operations are subject to environmental regulation (including regular environmental impact assessments and the requirement to obtain and maintain certain permits) in all the jurisdictions in which it operates. Such regulation covers a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and health and safety. The Group may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and permitting requirements are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Group competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Group, in the search for and acquisition of exploration and development rights on attractive mineral properties. The Group's ability to acquire exploration and development rights on properties in the future will depend not only on its ability to develop the properties on which it currently has exploration rights, but also on its ability to select and acquire exploration and development rights on suitable properties for exploration and development. There is no assurance that the Group will continue to be able to compete successfully in acquiring exploration and development rights on such properties.

Currency Risk

Currency fluctuations may affect the cash flow that the Group hopes to realise from its operations, as minerals and base metals are sold and traded on the world markets in United States dollars. The Group's operating costs are and will continue to be incurred primarily in the currencies of the countries in which it operates.

Uninsured Risks

The Group, as a participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs or other reasons. The Group may incur a liability to third parties (in excess of any insurance cover) arising from pollution or other damage or injury. Currently the group does not carry any insurance for its business or management.

Market Perception

Market perception of mining exploration companies may change which could impact on the value of investors' holdings and impact on the ability of the Company to raise further funds by issue of further shares in the Company.

Economic, Political, Judicial, Administrative, Taxation or other Regulatory Factors

The Group may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors, in the areas in which the Group will operate and holds it major assets, as well as other unforeseen matters.

Climatic Concerns

Exploration programmes may be adversely affected by climatic conditions, specifically excessive snowfall.

Resource Estimates

Any future resource figures are estimates and there can be no assurances that they will be recovered or that they can be brought into profitable production. Resource estimates may require revisions based on actual production experience. Furthermore, a decline in the market price of uranium or other metals or minerals that the Group may discover could render ore reserves containing relatively lower grades of these minerals uneconomic to recover and may ultimately result in a restatement of reserves. No guarantee can be given as to the success of drilling programmes in which the Group has interests. In addition, drilling, development and production may be delayed or adversely affected by factors outside the control of the Company and the companies operating those drilling programmes. There can be no guarantee that any future production will be commensurate with any resource estimates presented in this Document.

Operational Considerations

The Group's operational targets are subject to the completion of planned operational goals on time and according to budget, and are dependent on the effective support of the Group's personnel, systems, procedures and controls. Any failure of these may result in delays in the achievement of operational targets with a consequent material adverse impact on the business, operations and financial performance of the Group. The locations of all of the Group's current exploration activities dictate that climatic conditions have an impact on operations and, in particular, severe weather could disrupt the delivery of supplies, equipment and fuel. It is, therefore, possible that exploration activity levels might fluctuate. Unscheduled interruptions in the Group's operations due to mechanical or other failures or industrial relations related issues or problems or issues with the supply of goods or services could have a serious impact on the financial performance of those operations.

The Group is currently in its early stages of exploration. Even if the Group remains on schedule with its operational targets, it is highly unlikely that any commercially viable mining and production will commence for several years. The Group will not generate any material income until mining has successfully commenced. In the meantime the Group will continue to expend its cash reserves.

Project Development Risks

There can be no assurance that the Company will be able to manage effectively the expansion of its operations or that the Company's current personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure of management to manage effectively the Company's growth and development could have a material adverse effect on the Company's business, financial condition and results of operations. There is no certainty that all or, indeed, any of the elements of the Company's current strategy will develop as anticipated and that the Company will be profitable.

The Group's Licences

Some or all of the prospecting rights or mining rights may upon issue be subject to conditions which, if not satisfied, may lead to the revocation of such rights. In the event of revocation, the value of the Company's investments in such projects may decline, which may lead to a fall in the value of any investment in the Ordinary Shares of the Company.

Environmental Issues

The Group's operations are subject to environmental regulation (including regular environmental impact assessments and permitting). Such regulation covers a wide variety of matters, including, without limitation, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. The Group may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and permitting are likely to evolve in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.

Whilst the Group intends to continue to operate in accordance with such laws and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, production or development. Amendments to current laws and regulations governing the protection of the environment, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Group.

Labour

Certain of the Group's operations are carried out under potentially hazardous conditions. Whilst the Group intends to operate in accordance with relevant health and safety regulations and requirements, the Group remains susceptible to the possibility that liabilities might arise as a result of accidents or other workforce-elated misfortunes, some of which may be beyond the Group's control.

Dependence on Key Personnel

The Group has a small management team and the loss of any key individual could adversely affect the Company's business.

Litigation

Legal proceedings may arise from time to time in the course of the Group's business. There have been a number of cases where the rights and privileges of mining and exploration companies have been the subject of litigation. The Directors cannot preclude that such litigation may be brought against the Group in future from time to time or that it may be subject to any other form of litigation.

PROMOTERS

None

LEGAL PROCEEDINGS

The directors of Tau are not aware of any current or contemplated material legal proceedings relating to Tau.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, none of the directors, officers or principal shareholders of Tau and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Tau or any of its affiliates.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

Tau's auditors are Groves & Partners of 43 Queen Anne Street, London W1G 9JE.

Tau has not appointed a registrar or transfer agent.

MATERIAL CONTRACTS

Details of the share purchase agreements for LLPLAMC, Onyx and Tau Canada are set out above. See "General Development of the Business".

INTEREST OF EXPERTS

Certain information relating to Tau has been prepared by Groves and Partners, the auditors of Tau and Iain Kelso, H.B.Sc., P.Geo; Serguei Soloviev, Ph.D., P.Geo; Stephen Wetherup H.B.Sc., P.Geo; and Scott Jobin-Bevans, Ph.D, P.Geo of Caracle Creek International Consulting Inc. authors of the technical report relating to the Property. As of the date hereof, the employees, directors or officers of Groves and Partners and Caracle Creek International Consulting Inc., respectively do not hold any Tau Ordinary Shares.

SCHEDULE "J"

OPENING BALANCE SHEET OF FINCO

TAU FINANCE INC.

BALANCE SHEET

JUNE 1, 2007




McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Board of Directors of
Tau Finance Inc.

We have audited the balance sheet of Tau Finance Inc. as at June 1, 2007. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at June 1, 2007 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP
Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 6, 2007

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

TAU FINANCE INC.
BALANCE SHEET
AS AT JUNE 1, 2007

	$
ASSETS	
CURRENT	
Cash	1
CAPITAL STOCK	
CAPITAL STOCK (Note 3)	1

APPROVED ON BEHALF OF THE BOARD:

Signed "Stan Bharti" _____________, Director

Signed "Blair Krueger" _____________, Director

See accompanying notes to the financial statements.

1. BASIS OF PRESENTATION

Tau Finance Inc. (the "Company") was incorporated on June 1, 2007 under the laws of the Province of Ontario and has not carried out any active business since incorporation. The Company is a wholly owned subsidiary of Dynamite Resources Ltd. ("Dynamite").

On June 14, 2007, the Company closed a subscription receipt financing (the "Offering"). A total of 56,250,000 subscription receipts ("Subscription Receipts") were issued at a price of $0.80 per Subscription Receipt for aggregate gross proceeds to the Company of $45,000,000 (the "Proceeds"). Each Subscription Receipt will entitle the holder to acquire, without further consideration, one common share of the Company and one Warrant to purchase one common share of the Company upon the satisfaction of certain conditions (the "Release Conditions"). Each Warrant will entitle the holder to purchase one common share of the Company for $1.00 for a period of two years following the satisfaction of the Release Conditions.

The gross proceeds of the Offering less the estimated out-of-pocket costs and expenses of the underwriters are being held in escrow and will be released to the Company upon satisfaction of the following conditions (the "Release Conditions"):

(i) all steps required to effect the completion of the Plan of Arrangement (other than the filing of articles of arrangement and the payment of any cash consideration under the Plan of Arrangement) have been completed (provided that no material terms of the definitive documents governing the Plan of Arrangement are waived by the Company or Dynamite without the consent of Orion Securities Inc., the underwriter) such that the common shares and warrants issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the Plan of Arrangement into common shares and warrants and will be listed for trading on the TSXV and will not be subject to any statutory or exchange imposed trading restrictions and will otherwise be freely tradeable; and

(ii) satisfaction of the Underwriters, acting reasonably, as to (A) the public disclosure documents issued in connection with the Plan of Arrangement, and (B) the technical reports of Dynamite and Tau Mining Limited ("Tau Mining").

The Plan of Arrangement provides that Tau Mining will become a wholly owned subsidiary of Dynamite. The Plan of Arrangement also provides that the common shares and warrants of the Company issued upon exercise of the Subscription Receipts will be exchanged for a like number of common shares and warrants of Dynamite.

In the event that the Release Conditions are not satisfied by August 31, 2007, the Proceeds, plus accrued interest, shall be used by the Company to repurchase the Subscription Receipts at a redemption price per Subscription Receipt equal to the issue price of the Subscription Receipts plus a pro rata amount of any interest accrued in respect of the Proceeds. In the event that the Proceeds plus accrued interest are not sufficient to purchase all of the Subscription Receipts, the Company will contribute such amounts as are necessary to satisfy any shortfall.

In connection with the Offering, the Underwriters will receive a cash commission of 6% of the gross proceeds of the Offering, which amount will be paid to the Underwriters out of the escrowed Proceeds upon release. The Underwriters were issued 3,375,000 compensation options (the "Compensation Options"), each Compensation Option entitling the Underwriters to acquire one unit at a price of $0.80 until two years from the Issue Date.

2. SIGNIFICANT ACCOUNTING POLICIES

The balance sheet has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

3. CAPITAL STOCK

Authorized	Unlimited number of common shares	
Issued	One hundred common shares	$1

(This page has been left blank intentionally.)

SCHEDULE "K"

FAIRNESS OPINION

PI FINANCIAL 
experience. driven.

Board of Directors of Dynamite Resources Ltd.
8th Floor
65 Queen Street West
Toronto, Ontario
M5H 2M5

PI Financial Corp.
1900 - 666 Burrard Street
Vancouver, BC Canada
V6C 3N1

Phone 604-664-2900
Fax 604-664-3660
Toll Free 800-810-7022

www.pifinancialcorp.com

July 10, 2007

PI Financial Corp. ("PI") understands that Dynamite Resources Ltd. ("Dynamite" or the "Company") has entered into an agreement with Tau Mining Limited (UK) ("TAU" or the "Target") pursuant to which Dynamite would acquire itself or through a wholly owned subsidiary all of the outstanding common shares of TAU not currently owned by Dynamite (including common shares that may become outstanding upon the exercise of stock options or warrants) (the "Transaction") for either one-fourth of a DNR common shares plus one-fourth of a Dynamite common share purchase warrant at an exercise price of $1.00 for a period of two years following the closing of the acquisition or $0.15 plus one-sixteenth of a Dynamite common share, subject to a minimum cash plus share consideration election by TAU shareholders, for each common share of TAU (the "Consideration"). The Transaction will be completed pursuant to the terms of a letter of intent announced May 25, 2007 between Dynamite and TAU (the "LOI") by way of a court approved plan of arrangement involving Dynamite and 6803725 Canada Inc. ("Finco") and the issuance of securities of the Company and payment of cash to shareholders of TAU. The terms of the Transaction are more fully described in the LOI and the notice of special meeting and management information circular of Dynamite dated July 10, 2007 (the "Management Information Circular").

The Board of Directors of the Company (the "Board") has retained PI to act as a financial advisor to Dynamite, to include the furnishing of opinions as to the fairness of the Transaction, from a financial point of view, to shareholders of Dynamite with respect to the Consideration ("**Opinion**").

Engagement

PI was formally engaged by the Board through an agreement (the "Engagement Agreement") dated July 3, 2007 between the Company and PI. Among other things, the Engagement Agreement provides the terms upon which PI has agreed to act as a financial advisor to the Company in connection with any merger, acquisition, consolidation, reorganization or other business combination pursuant to which the business of TAU is combined with that of the Company. The terms of the Engagement Agreement provide that PI is to be paid a fee for its services as financial advisor, including a fee on delivery of the Opinion, no portion of which is conditional upon the Opinion being favourable. PI is also to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. PI is relying on a representation certificate ("Representation Certificate") executed by the CEO and CFO or other such senior officers of Dynamite representing the accuracy and completeness of all information provided. PI intends to assume that all information received by PI from TAU or from Dynamite on behalf of TAU is complete and accurate in all material respects, does not contain any misrepresentation as defined in the *Securities Act* (British Columbia), and that the same representations that are provided in the certificate of Dynamite have been made by the Target to PI with respect to the business and affairs of the Target.

PI consents to the inclusion of the Opinion in its entirety and a summary thereof in the Management Information Circular which will be mailed to the shareholders of the Company in connection with the Transaction, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship with Interested Parties

Neither PI, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (British Columbia)) of the Company or the Target, or any of their respective associates or affiliates. PI has not been engaged to provide any financial advisory services to the Company within the past two years, other than the services provided under the Engagement Agreement. Employees of PI have participated in financings involving the Company within the past two years. Employees of PI have participated in financings involving the Target's subsidiary, Tau Mining Limited (Canada), within the past two years. PI has not been engaged to provide any financial advisory services involving the Target, or any of its associates or affiliates, within the past two years. There are no understandings, agreements or commitments between PI and the Company or the Target, or any of their respective associates or affiliates with respect to any future business dealings. PI may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or the Target, or any of their respective associates or affiliates.

PI acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or the Target, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, PI conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Target.

Credentials of PI

PI is a Canadian securities dealer with experience providing corporate finance and advisory services to publicly listed companies. PI and its principals have prepared numerous fairness opinions and have provided advisory services in a significant number of transactions involving Canadian publicly traded companies.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1) Letter of intent of Dynamite Resources Ltd. to acquire 100% of the share capital of Tau Mining Limited May 24, 2007;
2) Annual report to shareholders of DNR for each of the year ending July 31, 2006;
3) Draft Annual report, dated July 5, 2007, for Tau Mining Limited and Subsidiary for period ending March 31, 2006;
4) The audited financial statements for 2005 and 2006 for DNR and the interim financial statements for quarters ending April 30, 2007, January 31, 2007 and October 31, 2006;
5) Various other disclosure documents filed by DNR and received by DNR on behalf of TAU;
6) The technical report for TAU's Kokomeren and Barskaun License Areas prepared by Caracle Creek International Consulting Inc. dated May 18th, 2007;
7) Discussions with senior management of DNR concerning DNR's financial condition, technical data, its future business prospects, the background to the Transaction and potential alternatives to the Transaction;



8) Discussions with senior management of TAU concerning TAU's financial condition, technical data and its future business prospects;
9) Public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;
10) Public information with respect to other transactions of a comparable nature considered by us to be relevant;
11) Public information regarding the uranium industry;
12) Analyst research commentary on companies considered to be relevant;
13) Certain other corporate, industry and financial market information, investigations and analyses as PI considered necessary or appropriate in the circumstances;
14) Notice of Special Meeting and Management Information Circular dated July 10, 2007;
15) Representation Certificate dated July 10, 2007 from DNR executed by the CEO and CFO or other such senior officers representing the accuracy and completeness of all information provided.

PI has not, to the best of its knowledge, been denied access by the Company to any information under its control requested by PI.

Prior Valuations

The Company has represented to PI that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or securities in the past twenty-four month period.

Assumptions and Limitations

PI has not been engaged to prepare a formal valuation of Dynamite, TAU, or of their respective common shares and does not express an opinion as to the fair market value of Dynamite, TAU, their respective common shares or the assets being acquired under the Transaction. PI has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which TAU common shares may trade at any future date. PI was similarly not engaged to review any legal, tax or accounting aspects of the Transaction.

With your approval PI has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources or provided to us by or on behalf of the Company and its agents and advisors or otherwise obtained pursuant to our engagement (collectively, the "Information") and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information nor misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial models, forecasts, projections and estimates provided to PI and used in the analysis supporting the Opinion, we have noted that projecting future results of any company is inherently subject to uncertainty and have assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, as the case may be, as to the matters covered thereby and in rendering the Opinion we express no view as to the reasonableness of such forecasts, projections, estimates or assumptions on which they are based.

Senior officers of the Company have represented to PI in their capacity as senior officers in the Representation Certificate as of the date hereof, among other things, that (i) the Information provided by or on behalf of the



Company or any of its associates, affiliates or subsidiaries or their respective agents to PI for the purpose of preparing the Opinion was, at the date the Information was provided to PI, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact and did not and does not omit to state a material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided; and that (ii) since the dates on which the Information was provided to PI, except as disclosed in writing to PI, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof that would have or that would reasonably be expected to have a material effect on the Opinion.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries, as they were reflected in the Information. In its analyses and in preparing the Opinion, PI made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PI.

The Opinion has been provided for the use of and to be relied upon by the Board of Dynamite and may not be used by any other person or relied upon by any other person and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of PI other than in the Management Information Circular. The Opinion is given as of the date hereof and PI disclaims any undertaking of obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to PI's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, PI reserves the right to change, modify or withdraw the Opinion with effect after the date hereof.

In assessing the fairness of the Transaction from a financial point of view to the shareholders of Dynamite, PI considered a number of factors including, but not limited to:

1) Reviewed what it had been advised was the most recent draft of the Notice of Special Meeting and Management Information Circular and the schedules thereto;

2) Reviewed certain publicly available financial and other information concerning Dynamite that it deemed to be relevant for purposes of its analysis;

3) Reviewed certain historical financial information and operating data concerning Dynamite and TAU which was provided by Dynamite;

4) Reviewed an independent technical report and certain other information concerning TAU which was provided by Dynamite;

5) Conducted discussions with senior executives and management of Dynamite and TAU;

6) Reviewed historical market prices and multiples for Dynamite shares and compared such prices and multiples with that of the historical prices of financings conducted by TAU;

7) Reviewed historical market prices and multiples for Dynamite shares and compared such prices and multiples with that of the deemed price paid by TAU in the acquisition of its assets;

8) Reviewed publicly available financial data for land acquisition transactions it deemed comparable for purposes of its analysis;



9) Compared the Consideration and its implied transaction value to market values of publicly traded companies it deemed comparable for purposes of its analysis;

10) Compared the Consideration to the value per TAU share implied by analyses of market multiples of comparable companies and implied multiples paid in comparable transactions;

11) Reviewed certain industry reports and statistics as it deemed relevant for purposes of its analysis; and

12) Reviewed and considered such other financial, market, technical and industry information, discussions or analyses it considered to be relevant and appropriate in the circumstances.

The Opinion does not constitute a recommendation to the Board or any shareholder of Dynamite as to whether shareholders of Dynamite should proceed with or vote in favour of the Transaction.

Fairness Conclusion

Based upon and subject to the foregoing and such other matters as we consider relevant, PI is of the opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the shareholders of Dynamite.

Yours very truly,

"PI Financial Corp."

PI Financial Corp.

CERTIFICATE OF DYNAMITE RESOURCES LTD.

The foregoing as it relates to Dynamite Resources Limited contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by shareholders of Dynamite Resources Ltd.

DATED: July 10, 2007

(Signed) ***BLAIR KRUEGER***
President and Chief Executive Officer

(Signed) ***DEBORAH BATTISTON***
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF DYNAMITE RESOURCES LTD.

(Signed) ***STAN BHARTI***
Director

(Signed) ***MAJOR GENERAL*** (RET'D) ***LEWIS MACKENZIE***
Director

FORM OF PROXY SOLICITED BY MANAGEMENT OF DYNAMITE RESOURCES LTD.
FOR USE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 7, 2007

TO BE HELD AT 65 Queen Street West, Suite 820, Toronto, Ontario, on Tuesday August 7, 2007 at 10:00 a.m. (Toronto time).

The undersigned shareholder (the "Registered Shareholder") of Dynamite Resources Ltd. ("Dynamite") hereby appoints Deborah Battiston, Chief Financial Officer of Dynamite, or failing this person, Patrick Gleeson, Corporate Secretary of Dynamite, or in the place of the foregoing, ____________________ *(print the name),* as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of Dynamite (the "**Meeting**") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of Dynamite recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting or any adjournment thereof.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular (as defined below))

(a) VOTED FOR ( ) AGAINST ( ) the special resolution approving the arrangement under section 192 of the *Canada Business Corporations Act* which involves, among other things: (i) the amalgamation of Dynamite and 6803725 Canada Inc. ("**Finco**") to form Dynamite Resources Ltd. (the "**Corporation**"); and (ii) the issuance of securities of the Corporation to shareholders of Tau Mining Limited ("**Tau**") in connection with a take-over bid offer by Dynamite and Finco for all of the outstanding ordinary shares of Tau, all as more fully set forth in the accompanying information circular dated July 10, 2007 of Dynamite (the "**Information Circular**"); and

(b) VOTED on such other business as may properly come before the Meeting.

Dated this _____ day of _____________, 2007.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1) **This Proxy is solicited by management of Dynamite.**

2) This form of proxy (the **"Instrument of Proxy"**) **must be signed by you, the Registered Shareholder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy

3) **If this Instrument of Proxy is not dated** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc.

4) **A Registered Shareholder who wishes to attend the Meeting and any adjournment thereof and vote on the resolutions in person**, may simply register with the scrutineers before the Meeting begins.

5) **A Registered Shareholder who is not able to attend the Meeting or any adjournment thereof in person but wishes to vote on the resolutions**, may do the following:

   (a) **appoint one of the management proxyholders** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) **appoint another proxyholder**, who need not be a Registered Shareholder of Dynamite, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting or any adjournment thereof in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6) ***The securities represented by this Instrument of Proxy will be voted FOR or AGAINST or WITHHELD FROM VOTING in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting or any adjournment thereof as the proxyholder in its sole discretion sees fit.

7) If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and any adjournment thereof and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and any adjournment thereof and revoke, in writing, the prior votes.

To be represented at the Meeting or any adjournment thereof, **voting instructions *must be DEPOSITED* at the office of Computershare Investor Services Inc. no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.**

The mailing address of Computershare Investor Services Inc. is 100 University Ave 9th Floor, Toronto Ontario, M5J 2Y1 and its fax number is (416) 263-9379.

NOTICE OF COURT HEARING

TO: **HOLDERS OF SUBSCRIPTION RECEIPTS (THE "SUBSCRIPTION RECEIPT HOLDERS") OF 6803725 CANADA INC. (FORMERLY TAU FINANCE INC.) ("FINCO")**

AND TO: **HOLDERS OF COMPENSATION OPTIONS (THE "OPTION HOLDERS") OF FINCO**

Reference is made to the accompanying management information circular of Dynamite Resources Ltd. ("**Dynamite**") dated July 10, 2007 (the "**Information Circular**") in relation to the special meeting of shareholders (the "**Meeting**") of Dynamite to be held at 65 Queen Street West, Suite 820, Toronto, Ontario, on August 7, 2007, at the hour of 10:00 a.m., Toronto time, to consider and, if thought fit, to pass a special resolution approving an arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") which involves, among other things the amalgamation (the "**Amalgamation**") of Dynamite and Finco to form Dynamite Resources Ltd. (the "**Corporation**") all as more fully set forth in the accompanying Information Circular. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.

Immediately upon completion of the Amalgamation, (i) each common share of Finco (a "**Finco Common Share**") issued upon exercise of the subscription receipts ("**Subscription Receipts**") of Finco in accordance with their terms, shall be converted into one common share ("**Common Share**") of the Corporation and the holders thereof shall receive, for each such Finco Common Share, one Common Share; and (ii) each Finco Common Share purchase warrant (a "**Finco Warrant**") issued upon exercise of the Subscription Receipts in accordance with their terms shall be converted into one warrant (a "**Warrant**") of the Corporation and the holders thereof shall receive, for each Finco Warrant, one Warrant of the Corporation.

DYNAMITE HEREBY GIVES NOTICE TO THE SUBSCRIPTION RECEIPT HOLDERS AND OPTION HOLDERS THAT on July 9, 2007, prior to mailing of the materials in respect of the Meeting, Dynamite obtained an Interim Order of the Ontario Superior Court of Justice (the "**Court**") providing for the calling and holding of the Meeting and other procedural matters and issued a Notice of Application for the final order (the "**Final Order**") to approve the Arrangement. The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Toronto time, on August 14, 2007, following the Meeting or as soon thereafter as counsel for Dynamite may be heard, at the Courthouse, 330 University Avenue, 8th Floor, Toronto, Ontario, subject to the approval of the Arrangement Resolution at the Meeting. Subscription Receipt Holders and Option Holders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements. Subscription Receipt Holders and Option Holders should also review the information provided in the Information Circular in the Section "Conduct of the Meeting and Other Approvals – Court Approval of the Arrangement".

At the Court hearing, Dynamite Shareholders, Subscription Receipt Holders, Option Holders and other holders of securities to be issued pursuant to the Arrangement, and creditors of Dynamite who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court.

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING DYNAMITE RESOURCES LTD. AND 6803725 CANADA INC.

LETTER OF TRANSMITTAL

FOR HOLDERS OF COMMON SHARES
of

DYNAMITE RESOURCES LTD.

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO: DYNAMITE RESOURCES LTD. ("DYNAMITE")
AND TO: COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

This Letter of Transmittal (the "Letter of Transmittal") is for use by holders of common shares ("**Dynamite Common Shares**") of Dynamite in connection with the proposed arrangement ("**Arrangement**") involving Dynamite and Finco pursuant to an arrangement agreement dated as of July 10, 007 between Dynamite, Tau Mining Limited and Finco (the "**Arrangement Agreement**") pursuant to which Dynamite and Finco will amalgamate and continue as one corporate entity (the "**Corporation**") in accordance with a court approved plan of arrangement (the "**Arrangement**"). The full text of the Arrangement Agreement is set out in the management information circular ("**Information Circular**") of Dynamite dated July 10, 2007. **Capitalized terms used, but not otherwise defined in this Letter of Transmittal, shall have the meanings given to them in the Information Circular.**

The undersigned delivers to you the enclosed certificate(s) representing Dynamite Common Shares to be exchanged for certificate(s) representing common shares of the Corporation ("**Amalco Common Shares**") pursuant to and in accordance with the Arrangement described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	**Name in which Dynamite Common Shares are Registered**	**Number of Dynamite Common Shares**
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

☐ Some or all of my Dynamite Common Shares certificates have been lost, stolen or destroyed. Please review item 7 of the instructions for the procedure to replace lost or destroyed certificates. (Check box if applicable).

The undersigned, by the execution of this Letter of Transmittal:

1. represents and warrants that the undersigned is the legal owner of the above listed Dynamite Common Shares and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to deliver such certificates;

2. represents and warrants that the Dynamite Common Shares listed above represent all of the Dynamite Common Shares beneficially owned, directly or indirectly, by the undersigned;

3. acknowledges receipt of the Information Circular;

4. represents and warrants that the undersigned will not, prior to the Effective Time, transfer or permit to be transferred any of such Dynamite Common Shares;

5. directs the Depositary to issue or cause to be issued the Amalco Common Shares to which the undersigned is entitled on completion of the Arrangement in the name indicated below and to send the Amalco Common Shares to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under *"Box A – Special Registration Instructions"* or *"Box B – Special Delivery Instructions"* on the following page;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Dynamite Common Shares for certificate(s) representing the Amalco Common Shares pursuant to the Arrangement; and

7. acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated under *"Box A – Special Registration Instructions"* or *"Box B – Special Delivery Instructions"* on the following page (in which case registration or delivery should be made in accordance with those instructions), the certificate(s) for the Amalco Common Shares should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Dynamite's share register). If the Amalco Common Shares are to be held for pick-up at the office of the Depositary, "*Box C – Hold for Pick-up*" on the following page must be completed. If the Arrangement is not completed and the Arrangement Agreement is terminated or Dynamite terminates its obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding two sentences, as applicable.

Non-registered holders of Dynamite Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) who hold their Dynamite Common Share certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under item 4 of the instructions):	Dated: ________________________, 2007
______________________________ Authorized Signature of Guarantor	______________________________ Signature of Shareholder or Authorized Representative (see items 5 and 7 of the instructions)
______________________________ Name of Guarantor (please print or type)	______________________________ Address of Shareholder
______________________________ Address of Guarantor (please print or type)	______________________________
	______________________________ Telephone Number of Shareholder
	______________________________ Facsimile Number of Shareholder
	______________________________ Email address of Shareholder
	______________________________ Name of Shareholder (please print or type)
	______________________________ Name of Authorized Representative, if applicable (please print or type)

BOX A **SPECIAL REGISTRATION INSTRUCTIONS** **(See Instruction 4)**	**BOX B** **SPECIAL DELIVERY INSTRUCTIONS** **(See Instruction 4)**
To be completed only if the certificate(s) for the Amalco Common Shares are NOT to be issued in the name of the undersigned.	*To be completed only if the certificate(s) for the Amalco Common Shares are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.*
In the Name of ______________________	In the Name of ______________________
Address: ______________________ ______________________ ______________________ *(include postal or zip code)*	Address: ______________________ ______________________ ______________________ *(include postal or zip code)*
______________________ Telephone Number of Shareholder	
______________________ Facsimile Number of Shareholder	
______________________ Email address of Shareholder	
______________________ Social Insurance Number (S.I.N.) of Shareholder	
______________________ Tax Identification Number (T.I.N.) of Shareholder	

BOX C
HOLD FOR PICK-UP

☐ Check here if the certificate(s) for the *Amalco Common Shares* are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Dynamite Common Shares and all other documents required by the terms of the Arrangement must be received by the Depositary at its office specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Dynamite Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at their office specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Shareholders whose Dynamite Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Dynamite Common Shares.

2. Special Registration and Delivery Instructions

The boxes entitled *"Box A – Special Registration Instructions"*, *"Box B – Special Delivery Instructions"*, and "*Box C – Hold for Pick-up*" as applicable, should be completed if the certificate(s) for the Amalco Common Shares to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature; or (d) held by the Depositary for pick-up. See also Instruction 4 *"Guarantee of Signatures"* below.

3. Signatures

This Letter of Transmittal must be completed and signed by the Holder of Dynamite Common Shares or by such Holder's duly authorized representative (in accordance with paragraph 5 below).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) representing Dynamite Common Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) representing Dynamite Common Shares without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) representing Dynamite Common Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Dynamite Common Shares or if Amalco Common Shares are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) representing Dynamite Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) representing Dynamite Common Shares and must be guaranteed as noted in paragraph 4 *"Guarantee of Signatures"* below.

4. Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Dynamite Common Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers

Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation,

6. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Dynamite Common Shares, additional certificate numbers and the number of Dynamite Common Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Dynamite Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing holders of Dynamite Common Shares by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the Dynamite Common Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attoms to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at their office at the address listed on the back page of this document or on SEDAR at www.sedar.com.

7. **Lost Certificates**

If a certificate representing Dynamite Common Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the office of the Depositary at the address on the last page of this Letter of Transmittal, which must be properly completed and submitted in good order to the Depositary. The Depositary will respond with the replacement requirements. If a certificate representing Dynamite Common Shares has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they can contact you.

8. **Fractional Shares**

Fractional Amalco Common Shares will not be issued. If the exchange ratio would result in a Dynamite Common Shares being entitled to a fractional Amalco Common Share, such fractional share will be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all Amalco Common Shares of a Dynamite shareholder or a nominee of such holder will be aggregated.

9. **Privacy Notice**

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a *Privacy Code* to tell you more about our information practices and how your privacy is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

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Office of the Depositary:

By Mail:

COMPUTERSHARE INVESTOR SERVICES INC.
PO Box 7021, 31 Adelaide St E
Toronto Ontario
M5C 3H2
Attention: Corporate Actions

Hand Delivery, Courier or Registered Mail:

COMPUTERSHARE INVESTOR SERVICES INC.
100 University Ave, 9th Floor
Toronto Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free Telephone: 1-800-564-6253
E-mail is corporateactions@computershare.com

DYNAMITE RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR
AS AT AND DATED NOVEMBER 24, 2006

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR ("CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF DYNAMITE RESOURCES LTD. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF HOLDERS OF COMMON SHARES ("SHAREHOLDERS") OF THE CORPORATION TO BE HELD ON JANUARY 10, 2007 AND AT ANY POSTPONMENT(S) OR ADJOURNMENT(S) THEREOF FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING ("NOTICE OF MEETING"). References in this Circular to the "Meeting" include references to any postponement(s) or adjournment(s) thereof. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment of Proxies

The persons named in the enclosed form of proxy are directors of the Corporation. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR COMPANY TO REPRESENT HIM AT THE MEETING MAY DO SO** either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivering it to the chairman of the Meeting on the day of the Meeting.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at 1016-510 West Hastings Street, Vancouver, British Columbia V6B 1L8 at any time up to and including the last business day preceding the day of the Meeting with the chairman of the Meeting on the day of the Meeting before the taking of any vote in respect of which the proxy is to be used.

Voting of Proxies

Common shares ("Common Shares") of the Corporation represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy **WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY AND IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY TO BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of printing this Circular management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Non-Registered Holders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a holder who is not a registered holder (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an "Intermediary"); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer*, the Corporation will distribute copies of the Notice of Meeting, form of proxy and this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are then required to forward the materials to the appropriate Non-Registered Holders. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the "Voting Instructions Form") which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the voting instructions form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the Voting Instructions Form and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the Voting Instructions Form.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares without par or nominal value. As of November 24, 2006, the record date (the "Record Date") for the Meeting, the Corporation had issued and outstanding 17,135,000 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder is entitled to one vote on each matter to be acted on at the Meeting for each Common Share registered in his name as it appears on the list.

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

Financial Statements

The financial statements for the fiscal year ended July 31, 2006, together with the auditor's report thereon, will be presented to Shareholders for review at the Meeting and were mailed to Shareholders with the Notice of Meeting and this Circular. No vote by the Shareholders is required with respect to this matter.

Election of Directors

Under its articles, the Corporation is to have a minimum of three directors and a maximum of 15. The Directors propose to fix the number of directors for the year ended June 31, 2007 at four. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the articles of the Corporation.

At the Meeting, Shareholders will be asked to elect four directors (the "Nominees"). The following table provides the names of the Nominees and information concerning such Nominees. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. If prior to the Meeting any of such Nominees is unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting. Each Nominee elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any postponement(s) or adjournment(s) thereof, or until his successor is elected or appointed.

Name and Municipality of Residence	Principal Occupation(s)	Director Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Blair Krueger(3) Ontario, Canada	President and Chief Executive Officer of the Corporation since July 14, 2006; President of Garrison International Ltd. (mineral exploration an development company) since July 2006	July 12, 2006	Nil
Doug Bache(2) Ontario, Canada	President of DHBache & Company Inc. (a consulting firm) since October 2005; President and Chief Executive Officer of Valencia Ventures Inc. (a mineral exploration and development company) since March 2006; and Executive Vice President of Aberdeen International Inc. (a mineral exploration and development company) since February 2006	June 14, 2006	Nil
Tony Wonnacott(2) Ontario, Canada	Barrister & Solicitor (since February 2001)	June 14, 2006	Nil
Stan Bharti(2) Ontario, Canada	Mining and Business Consultant	June 14, 2006	1,925,000

Notes:
(1) The information as to Common Shares owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominee.
(2) Member of the Audit Committee.
(3) Executive Chairman.

IF ANY OF THE FOREGOING NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

All of the Nominees are presently directors of the Corporation.

Blair Krueger has over 20 years of international mining, oil and gas and financial experience. Mr. Krueger has been a director of Garrison International Ltd. (a Canadian gold exploration and development company) since July 2005. Mr. Krueger was a director and Manager of China Operations of Research Capital Corp. (a brokerage firm) from 2004 to 2005, Manager of China Operations of Desjardins Securities (a securities brokerage firm) from 2003 to 2004 and Manager of China Operations of Thomson Kernaghan & Co. Limited (a brokerage firm) from 1995 to 2003. After graduating from the University of Victoria, Mr. Krueger obtained his M.B.A. from the University of Western Ontario in 1989.

Doug Bache is President of DHBache & Company Inc., a corporate development and strategic consulting firm serving the mining industry. Mr. Bache, through his company, provides corporate finance and strategic advice to a number of private and publicly traded companies. Since 2000, Mr. Bache has held senior management positions in corporate development and finance, including Inco Limited (a nickel producer), North American Palladium Ltd. (a palladium producer). Prior to 2000, Mr. Bache spent 10 years in corporate finance with CIBC World Markets and Société Général (Canada) providing financing and M&A advisory services to global mining companies. Mr. Bache holds a BMath/Business degree from the University of Waterloo in Ontario. He is also a business development and strategic advisor to the Faculty of Mathematics, University of Waterloo.

Tony Wonnacott, is a corporate securities lawyer who has been called to the Ontario Bar, completed the Canadian Securities Course and obtained a Bachelor of Commerce (cum laude) and a Bachelor of Laws. Mr. Wonnacott has been a member of the Law Society of Upper Canada as Barrister & Solicitor in Ontario since February 2001. He serves as Corporate Secretary and provides management consulting services to several TSX Venture Exchange companies in the mineral exploration and development industry. Mr. Wonnacott served as the Corporate Secretary of Desert Sun Mining Corp. ("Desert Sun") (a Toronto Stock Exchange listed mineral exploration and development company which was acquired by Yamana Gold Inc. in April 2006) from April 2003 to April 2006 and was with the law firm of McMillan Binch, LLP in Toronto, Ontario from May 1999 to March 2003.

Stan Bharti has over 25 years of experience in operations, public markets and finance. Over the last ten years Mr. Bharti has been involved in acquiring, restructuring, and financing. Mr. Bharti has raised over $200 million in public markets over the last decade. His experience in public markets includes acquisitions of companies in Europe, Australia and North America. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England. From 2002 to April 2006, Mr. Bharti was a director and past president of Desert Sun. Additionally, Mr. Bharti has been a director of several public companies, including Valencia Ventures Inc., an emerging Canadian resource company, of which he has been either a director or officer since 1994.

Appointment of Auditors

Unless such authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of the firm of MacKay LLP, Chartered Accountants of Vancouver, British Columbia as auditors of the Corporation until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. MacKay LLP were fist appointed auditors of the Corporation on November 25, 2005.

Amendment of Articles and Change of Registered Office

The Corporation is a corporation incorporated under the *Canada Business Corporations Act* (the "Act"). Because management and the principal officers of the Corporation are located in Toronto, Ontario, management wishes to change the registered office of the Corporation from the Province of British Columbia to the Province of Ontario. Pursuant to Section 173 of the Act, the Corporation may, by special resolution, amend the articles of the Corporation to change the province in which the registered office is situated. At the Meeting, Shareholders will be asked to pass a special resolution approving the amendment (the "Amendment") to the Corporation's articles of incorporation to change the registered office of the Corporation to the Province of Ontario. It is proposed that immediately following approval by the Shareholders at the Meeting, the Corporation shall apply for a certificate of amendment and file articles of amendment under the Act to change its registered office to the Province of Ontario.

The directors of the Corporation consider that the Amendment is in the best interests of the Shareholders and recommend that Shareholders vote in favour of the Amendment. The directors of the Corporation may, notwithstanding requisite Shareholder approval, abandon the Amendment without further approval of the Shareholders. In making such determination, the directors in their discretion, will determine whether it is in the best interests of the Corporation to proceed with the Amendment, after considering all relevant factors at the particular time, whether or not foreseen at this date.

Shareholders will be requested to approve the following special resolution authorizing and approving the Amendment (the "Amendment Resolutions") which must be passed by two-thirds of the votes cast by the Shareholders in person or by proxy at the Meeting:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amendment (the "Amendment") to the articles of incorporation of Dynamite Resources Ltd. (the "Corporation") to change the registered office of the Corporation from the Province of British Columbia to the Province of Ontario under the *Canada Business Corporations Act* ("CBCA") be and is hereby authorized and approved;

2. the directors of the Corporation be and are hereby authorized, directed and empowered to make file articles of amendment with the Director appointed under the CBCA in respect of the Amendment and in accordance with the CBCA;

3. notwithstanding that this special has been duly passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized, at their discretion, to abandon, at any time, to proceed or not proceed with the Amendment and to abandon this resolution at any time prior to the implementation of the Amendment without further approval of the shareholders of the Corporation; and

4. any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with the Amendment (including, without limitation, the execution and filing of such articles of amendment), the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination."

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE AMENDMENT UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST THE AMENDMENT RESOLUTION.

Stock Option Plan

The Corporation's current stock option plan (the "Stock Option Plan") is a "rolling" stock option plan under TSX Venture Exchange – Corporate Finance Manual – *Policy 4.4 – Incentive Stock Options* (the "Exchange Policy") as under the Stock Option Plan the Corporation is authorized to grant stock options of up to 10% of its issued and outstanding Common Shares at the time of the stock option grant, from time to time, with no vesting provisions. Pursuant to the Exchange Policy, the Corporation is required to obtain the approval of its Shareholders to any stock option plan that is a "rolling" plan yearly at the Corporation's annual meeting of Shareholders. Accordingly, at the Meeting, Shareholders will be asked to approve the following ordinary resolution approving the Plan:

"BE IT RESOLVED THAT:

1. the current Stock Option Plan of Dynamite Resources Ltd. (the "Corporation"), as described in the management information circular of the Corporation dated January 24, 2006, is hereby approved; and

2. any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions."

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE STOCK OPTION PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

Executive Compensation

(a) Compensation of Officers

The following table summarizes the compensation paid during the last three financial years ended July 31, 2006, 2005 and 2004 in respect of the individuals who were carrying out the role of the Chief Executive Officer of the

Corporation or Chief Financial Officer of the Corporation during those financial years (the "Named Executive Officers"). During the financial year ended July 31, 2006 no executive officer of the Corporation who was paid more than $150,000 in compensation.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options SAR Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)**
Blair Krueger President and C.E.O.	2006	10,000[4]	Nil	Nil[1]	200,000	Nil	Nil	Nil
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
James M. Stephen Past President and C.E.O.[2]	2006	42,000[3]	Nil[4]	Nil	Nil	Nil	Nil	Nil
	2005	24,500[3]	Nil	Nil	70,000	Nil	Nil	Nil
	2004	21,000[3]	Nil	Nil	Nil	Nil	Nil	Nil
Deborah Battiston C.F.O.	2006	2,000[4]	Nil	Nil[1]	90,000	Nil	Nil	Nil
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A
W. Douglas Eaton Past C.F.O.[5]	2006	Nil	Nil	Nil[1]	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil[1]	70,000	Nil	Nil	Nil
	2004	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Other benefits did not exceed the lesser of $50,000 and 10% of the total annual compensation for the Named Executive Officer.

(2) Mr. Stephen resigned as President, Chief Executive Officer and a director effective June 14, 2006, at which time Mr. Krueger was appointed as President, Chief Executive Officer and a director of the Corporation.

(3) Paid to Norvista Developments Ltd., a private company wholly-owned by James M. Stephen.

(4) Compensation paid as consulting fees under the independent contractor agreement with the Named Executive Officer as described under the heading "Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts" of this Circular.

(5) Mr. Eaton resigned as Chief Financial Officer and a director of the Corporation effective June 14, 2006, at which time Ms. Battiston was appointed Chief Financial Officer.

(b) Long Term Incentive Plan (LTIP Awards)

The Corporation does not currently have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers during the most recently completed fiscal year.

(c) **Options and Stock Appreciation Rights (SARs)**

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL PERIOD

Stock options granted to the Named Executive Officers during the fiscal year ended July 31, 2006 are provided in the table below:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal year[1]	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[2]	Expiration Date
Blair Krueger President and C.E.O.	200,000[3]	19.61%	0.29	58,000	July 12, 2011
James M. Stephen Past President and C.E.O.	Nil	Nil	Nil	Nil	Nil
Deborah Battiston C.F.O.	90,000	8.82%	0.29	26,100	July 12, 2011
W. Douglas Eaton Past C.F.O	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Rounded to the nearest decimal place. Based on 1,020,000 options, being the total number of options granted to directors/officers/consultants of the Corporation pursuant to the Stock Option Incentive Plan during the fiscal period ended July 31, 2006.

(2) Based on the closing market price of $0.29 of the Common Shares on July 12, 2006.

OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FISCAL PERIOD

The following table provides detailed information regarding options exercised by the Named Executive Officers during the fiscal period ended July 31, 2006 and options held by the Named Executive Officers as at July 31, 2006:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at July 31, 2006		Value of Unexercised In-the-money Options at July 31, 2006	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)[1]	Unexercisable ($)[1]
Blair Krueger President and C.E.O.	Nil	N/A	25,000	175,000	1,500	10,500
James M. Stephen Past President and C.E.O.	Nil	N/A	70,000[2]	Nil	Nil	N/A
Deborah Battiston C.F.O.	Nil	N/A	11,250	78,750	675	4,725
W. Douglas Eaton Past C.F.O	Nil	N/A	70,000[2]	Nil	Nil	N/A

Notes:

(1) Based on the closing market price of $0.35 of the Common Shares on July 31, 2006.

(2) These options were granted on June 13, 2005 at an exercise price of $0.50 and expire on June 13, 2010.

(d) Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has consulting contracts with the current Named Executive Officers as follows:

Blair Krueger

The Corporation entered into a contract with Blair Krueger dated July 12, 2006, pursuant to which Mr. Krueger provides consulting services as the President and Chief Executive Officer of the Corporation at a rate of $10,000 per month, plus any such increments thereto, bonuses and grants of options under the Stock Option Plan as the board of directors of the Company (the "Board") may from time to time determine. The term of this agreement is on a continuous month-to-month basis, but may be terminated at any time for just cause without notice and may be terminated for any reason by either party upon thirty days written notice to the other party.

Deborah Battiston

The Corporation entered into a contract with Deborah Battiston dated June 1, 2006, pursuant to which Ms. Battiston provides consulting services as the Chief Financial Officer of the Corporation at a rate of $1,000 per month, plus any such increments thereto, bonuses and grants of options under the Stock Option Plan as the Board may from time to time determine. The term of this agreement is on a continuous month-to-month basis, but may be terminated at any time for just cause without notice and may be terminated for any reason by either party upon thirty days written notice to the other party.

(e) Compensation of Directors

Directors may receive cash bonuses from time to time, which the Corporation awards to directors for acting as a member of the Board. In addition, directors are entitled to participate in the Corporation's Stock Option Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation. Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in such their capacity as directors.

During the fiscal year ended July 31, 2006, directors were granted the following fees, options and bonuses in their capacity as directors of the Corporation:

			Options		
Name of Director	**Committee/ Directors Fees ($)**	**Bonus ($)**	**Number of Options Granted (#)**	**Exercise Price ($/Security)**	**Expiration Date**
Blair Krueger	Nil	Nil	N/A	N/A	N/A
Gerald McCarvill	Nil	Nil	150,000	0.29	July 12, 2011
Doug Bache	Nil	Nil	N/A	N/A	N/A
Tony Wonnacott	Nil	Nil	N/A	N/A	N/A
Stan Bharti	Nil	Nil	250,000	0.29	July 12, 2011
Robert Carne[(1)]	Nil	Nil	N/A	N/A	N/A
James M. Stephen[(1)]	Nil	Nil	N/A	N/A	N/A
Richard A. Graham[(1)]	Nil	Nil	N/A	N/A	N/A
W. Douglas Eaton[(1)]	Nil	Nil	N/A	N/A	N/A
R. Allan Dorherty[(1)]	Nil	Nil	N/A	N/A	N/A

Notes:

(1) Robert Carne, Richard Graham and W. Douglas Eaton resigned as members of the Board effective June 14, 2006 and R. Allan Doherty resigned as a member of the Board on July 12, 2006. James M. Stephen is current a member of the Board, but has decided not to stand for re-election at the Meeting.

Other Arrangements

None of the directors of the Corporation were compensated in their capacity as a director by the Corporation or its subsidiaries during the financial year ended July 31, 2006 pursuant to any other arrangement or in lieu of any standard compensation arrangement, other than the agreement described below with Stan Bharti.

The Corporation entered into a contract with Stan Bharti dated June 1, 2006, pursuant to which Mr. Bharti received fees for acting as a director of the Corporation at a rate of $5,000 per month, plus any such increments thereto, bonuses and grants of options under the Stock Option Plan as the Board may from time to time determine. The term of this agreement was on a continuous month-to-month basis, but may have been terminated at any time for just cause without notice and may have been terminated for any reason by either party upon thirty days written notice to the other party. During the year ended July 31, 2006, Mr. Bharti received an aggregate of $10,000 in director fees from the Corporation. In addition, as disclosed above, Mr. Bharti received 250,000 options at an exercise price of $0.29 expiring on July 12, 2011 from the Corporation.

In addition, the Corporation entered into a contract with Forbes & Manhattan Inc. ("Forbes"), of which Mr. Bharti is the President, dated June 1, 2006, pursuant to which Forbes agreed to provide administrative services to the Corporation. Forbes is entitled to compensation for the provisions of such services of base fees of $2,500 per month. The term of this agreement is on a continuous month-to-month basis, but may be terminated at any time for just cause without notice and may be terminated for any reason by either party upon thirty days written notice to the other party. During the year ended July 31, 2006, Forbes received $5,000 in base fees under this agreement.

Other Management Compensation Arrangements

In addition to the arrangements disclosed under the heading "Executive Compensation" in this Circular, the only other compensation arrangement with directors and officers of the Corporations is the agreement with Tony Wonnacott described below.

The Corporation entered into a contract with Tony Wonnacott dated July 1, 2006, pursuant to which Mr. Wonnacott provided consulting services to the Corporation at a rate of $2,000 per month, plus any such increments thereto, bonuses and grants of options under the Stock Option Plan as the Board may from time to time determine. The term of this agreement was on a continuous month-to-month basis, but may have been terminated at any time for just cause without notice and may have been terminated for any reason by either party upon thirty days written notice to the other party. During the year ended July 31, 2006, Mr. Wonnacott received an aggregate of $4,000 in consulting fees from the Corporation. In addition, Mr. Wonnacott received 90,000 options at an exercise price of $0.29 expiring on July 12, 2011 from the Corporation.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets out the outstanding options under the Stock Option Plan, being the Corporation's only compensation plan under which Common Shares are authorized for issuance, as of the end of the Corporation's most recently completed fiscal period. All of the information in the table below is as at the end of the Corporation's most recently completed fiscal year.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))**
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by security holders	1,510,000	0.36	191,000
Equity compensation plans not approved by security holders	0	N/A	N/A
TOTAL	1,510,000	0.36	191,000

Indebtedness of Directors and Executive Officers

As at the date of this Circular and during the financial year ended July 31, 2006, no director or executive officer of the Corporation or Nominee (and each of their associates) was indebted, including under any securities purchase or other program, to (i) the Corporation or its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended July 31, 2006, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

Interest of Informed Persons in Material Transactions

No informed person (as such term is defined under applicable securities laws) of the Corporation or Nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Corporation since August 1, 2005 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries other than as may be disclosed herein.

Management Contracts

Since August 1, 2005, there were no management functions of the Corporation, which were in any substantial degree performed by a person other than a director or executive officer of the Corporation.

Interest of Persons in Matters to be Acted Upon

No director or executive officer of the Corporation, nor any person who had held such a position since the beginning of the last completed financial year end of the Corporation, no Nominee nor any respective associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at this Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Company's shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. The Company believes that its corporate governance practices ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value. Set out below is a description of the corporate governance practices of the Company as required by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 5 8-101") of the Canadian Securities Administrators concerning corporate governance disclosure.

Disclosure of Corporate Governance Practices

Board of Directors

Pursuant to NI 58-101, a director is independent if the director has no direct or indirect relationship with the issuer which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment. Certain directors are deemed to have a material relationship with the issuer by virtue of their position or relationship with the Company. The Board Directors is currently comprised of four members, two of whom the Board has determined are independent. In assessing whether a director is independent for these purposes, the circumstances of each director have been examined in relation to a number of factors.

Messrs. Tony Wonnacott and Blair Krueger are not considered independent directors as each of them is an executive officer of the Company. Messrs. Doug Bache and Stan Bharti are considered to be independent.

Details of directorships held by each director or nominee in other reporting issuers (or the equivalent) are set out in Schedule "A" attached to this Circular.

The Board supervises the management of the business and affairs of the Company and is mandated to act with a view to the best interests of the Company. The Board of Directors reviews the business and affairs of the Company and makes any decisions relating thereto. The Board of Directors believes that it functions independently of management. The Board of Directors transacts business as required, without management present. When conflicts do arise, interested parties are precluded from voting on matters in which they may have an interest.

Orientation and Education

The Company does not have a formal process of orientation for new directors. From time to time, corporate officers and legal, financial and other experts provide advice to the Board to describe matters in their areas of expertise.

Ethical Business Conduct

The Board has not yet adopted a written ethical business conduct code for directors, officers and employees of the Company. In circumstances where a director or executive officer has a material interest in a transaction or agreement into which the Company is considering entering, the individual is required to fully disclose his or her interest therein and an *ad hoc* committee of disinterested directors is appointed to review the same to confirm, among other things, that such transaction or agreement, as applicable, is being entered into on arm's length commercially reasonable terms. Such committee has the right to obtain advice from the Company's counsel and other professional advisors and/or appoint independent counsel and/or advisors.

Nomination of Directors

The Board has not appointed a formal nominating committee. However, any member of the Board is free to recommend additional members, as required, and the Board will consider such recommendations as a whole. Until a committee is formed, the Board as a whole will be responsible for assessing the effectiveness of the Board, the committees of the Board and the contribution of individual directors, taking into account the competencies and skills that the Board as a whole should possess as well as the competencies and skills that each director should possess.

Compensation

The Board has not appointed a formal compensation or remuneration committee. However, the independent members of the Board review as required during the year the performance of executive directors and set the scale and structure of their remuneration and compensation packages, taking into account time commitment, comparative fees, risks and responsibilities, to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director and makes adjustments as deemed necessary.

Other Board Committees

The Board currently has one standing committees, the Audit Committee which is described in detail below.

Assessments

Based upon the Company's size, its current state of development and the number of individuals on the Board, the Board considers a formal process for assessing regularly the effectiveness and contribution of the Board, as a whole, its committee or individual directors to be unnecessary at this time. The Board plans to continue evaluating its own effectiveness on an *ad hoc* basis.

AUDIT COMMITTEE

Multilateral Instrument 52-110 – *Audit Committees* (the "Instrument") of the Canadian Securities Administrators relating to the composition and function of audit committees requires the Corporation to have a written audit committee Charter and to make the disclosure required by Form 52-110F2, which includes disclosure of the text of the audit committee charter, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board.

1. Audit Committee Charter

(Implemented pursuant to Multilateral Instrument 52-110)

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART 1

Purpose: The purpose of the Committee is to:

a) significantly improve the quality of the Corporation's financial reporting;
b) assist the Board to properly and fully discharge its responsibilities;
c) provide an avenue of enhanced communication between the Board and external auditors;
d) enhance the external auditor's independence;
e) increase the credibility and objectivity of financial reports; and
f) strengthen the role of the outside members of the Board by facilitating in depth discussions between Members, management and external auditors.

1.1 Definitions

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 *Acceptable Accounting Principles, Auditing Standards and Reporting Currency*;

"Affiliate" means a company that is a subsidiary of another company or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

"Board" means the board of directors of the Corporation;

"Charter" means this audit committee charter;

"Corporation" means Dynamite Resources Ltd.;

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;

"Control Person" means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation, except where there is evidence showing that the holder of those securities does not materially affect control of the Corporation;

"executive officer" means an individual who is:

a) the chair of the Corporation;
b) the vice-chair of the Corporation;
c) the President of the Corporation;
d) the vice-president in charge of a principal business unit, division or function including sales, finance or production;
e) an officer of the Corporation or any of its subsidiary entities who performs a policy-making function in respect of the Corporation; or
f) any other individual who performs a policy-making function in respect of the Corporation;

"financially literate" has the meaning set forth in Section 1.3;

"immediate family member" means a person's spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person's immediate family member) who shares the individual's home;

"independent" has the meaning set forth in Section 1.2;

"Instrument" means Multilateral Instrument 52-110;

"MD&A" has the meaning ascribed to it in the National Instrument;

"Member" means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 *Continuous Disclosure Obligations*;

"non-audit services" means services other than audit services;

1.2 Meaning of Independence

1. A Member is independent if the Member has no direct or indirect material relationship with the Corporation.

2. For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgement.

3. Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Corporation:

a) a Control Person of the Corporation;
b) an Affiliate of the Corporation; and
c) an employee of the Corporation.

1.3 Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

PART 2

2.1 Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the Instrument.

2.2 Relationship with External Auditors – The Corporation will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3 Committee Responsibilities

1. The Committee shall be responsible for making the following recommendations to the Board:

a) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation; and
b) the compensation of the external auditor.

2. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

This responsibility shall include:

a) reviewing the audit plan with management and the external auditor;
b) reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;
c) questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
e) reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;
f) reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management's response and subsequent follow up to any identified weakness;
g) reviewing interim unaudited financial statements before release to the public;

h) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management's discussion and analysis;

i) reviewing any evaluation of internal controls by the external auditor, together with management's response;

j) reviewing the terms of reference of the internal auditor, if any;

k) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and

l) reviewing the appointments of the Chief Financial Officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer's external auditor.

4. The Committee shall review the Corporation's financial statements, MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

5. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

6. When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in the National Instrument, on a routine basis, whether or not there is to be a change of auditor.

8. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10. The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4 De Minimis Non-Audit Services – The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

b) the Corporation or the relevant subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c) the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5 Delegation of Pre-Approval Function

1. The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2. The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1 Composition

1. The Committee shall be composed of a minimum of three Members.
2. Every Member shall be a director of the issuer.
3. The majority of Members shall be independent.
4. Every audit committee member shall be financially literate.

PART 4

4.1 Authority – Until the replacement of this Charter, the Committee shall have the authority to:

a) engage independent counsel and other advisors as it determines necessary to carry out its duties,
b) set and pay the compensation for any advisors employed by the Committee,
c) communicate directly with the internal and external auditors; and
d) recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1 Disclosure in Information Circular -- If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the Board, the Corporation shall include in its management information circular the disclosure required by Form 52-110F2 (*Disclosure by Venture Issuers)*.

PART 6

6.1 Meetings

1. Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.
2. Opportunities shall be afforded periodically to the external auditor, the internal auditor, if any, and to members of senior management to meet separately with the Members.
3. Minutes shall be kept of all meetings of the Committee.

2. Composition of the Audit Committee

The Corporation's audit committee is comprised of three directors, Doug Bache, Tony Wonnacott and Stan Bharti. Each member of the audit committee is financially literate and each of Doug Bache and Stan Bharti is independent, as such terms are defined in the Instrument.

3. Relevant Education and Experience

Doug Bache, since 2000, held various senior management positions in corporate development and finance with Inco Limited and North American Palladium Ltd. since 2000. Prior to that, he spent 10 years in corporate finance with CIBC World Markets and SG Canada providing financing and M&A advisory services to global mining companies. Mr. Bache holds a BMath/Business degree from University of Waterloo, Waterloo, Ontario. He is also a business development and strategic advisor to the Faculty of Mathematics, University of Waterloo.

Stan Bharti has over 25 years of experience in operations, public markets and finance. Over the last ten years Mr. Bharti has been involved in acquiring, restructuring, and financing. Mr. Bharti has raised over $200 million in public markets over the last decade. His experience in public markets includes acquisitions of companies in Europe, Australia and North America. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England. From 2002 to April 2006, Mr. Bharti was a director and past president of Desert Sun Mining Corp., a Canadian gold mining company, which was recently acquired by Yamana Gold Inc. Additionally, Mr. Bharti has been a director of several public companies, including Valencia Ventures Inc., an emerging Canadian resource company, of which he has been either a director or officer since 1994.

Tony Wonnacott, a corporate and securities lawyer in Ontario, currently serves as a director of the Company. He has been a member of the Law Society of Upper Canada as Barrister & Solicitor in Ontario since February 2001. Mr. Wonnacott serves as a director, senior officer or Corporate Secretary of several Canadian private and public mineral exploration and production companies and has consulted extensively with several TSX Venture Exchange-listed junior mining companies.

4. Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year has there been a recommendation of the audit committee to nominate or compensate an external auditor which was not adopted by the Board.

5. Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on either (a) an exemption in section 2.4 of the Instrument; or (b) an exemption from the Instrument, in whole or in part, granted under Part 8 (*Exemptions*) of the Instrument.

6. Pre-Approval Policies and Procedures

The audit committee of the Corporation has not adopted specific policies and procedures for the engagement of non-audit services.

7. External Auditor Service Fees

Audit Fees

The Corporation's external auditors, MacKay, LLP, Chartered Accountants (the "Auditors"), billed the Corporation $24,800 in the fiscal year ended July 31, 2006 for audit fees. The former external auditors of the Corporation, Davidson & Company, Chartered Accountants (the "Former Auditors"), billed the Corporation $4,000 in the fiscal year ended July 31, 2005 for audit fees.

Audit-Related Fees

The Auditors billed the Corporation $17,270 in the fiscal year ended July 31, 2006 for the preparation of quarterly reports, which are not included in audit fees. The Former Auditors did not bill any amounts to the Corporation in the fiscal year ended July 31, 2005 for assurance and related services related to the performance of the audit or review of the Corporation's financial statements, which are not included in audit fees.

Tax Fees

The Auditors billed the Corporation $6,050 in the fiscal year ended July 31, 2006 for tax compliance, tax advice and tax planning. These fees were in connection with assistance provided to the Corporation in the preparation and filing of its annual tax returns. The Former Auditors did not bill the Corporation any such fees in the fiscal year ended July 31, 2005.

All Other Fees

The Auditors billed the Corporation $690 in the fiscal year ended July 31, 2006 for other services not included above. The Former Auditors billed the Corporation $3,249 in the fiscal year ended July 31, 2005 for other services not included above.

8. Exemption

As the Company is listed on the TSX Venture Exchange, it is relying on the exemption provided in section 6.1 of the Instrument.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation's audited financial statements and MD&A for the financial year ended July 31, 2006.

The Corporation will provide free of charge to Shareholders, upon request to its Corporate Secretary by email at tony@legalconsulting.ca or by telephone at (416) 861-5879, a copy of the Corporation's financial statements and MD&A.

Other Matters

Management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

Shareholders are reminded that the final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting proposes to raise at the next annual meeting is November 24, 2007.

Board of Directors Approval

The contents and sending of this Circular have been approved by the directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Blair Krueger"*

Blair Krueger, President, C.E.O. and a Director

SCHEDULE "A"

Name of Director	Name of Issuer
Blair Krueger	Garrison International Ltd.
Doug Bache	Valencia Ventures Inc.
Tony Wonnacott	Aberdeen International Inc. Alexis Minerals Corporation Apogee Minerals Ltd. Arctos Petroleum Corp. Vast Exploration Inc.
Stan Bharti	Aberdeen International Inc. Alexis Minerals Corporation Apogee Minerals Ltd. Arctos Petroleum Corp. Beartooth Platinum Corporation Cash Minerals Ltd. Castillian Resources Corp. Consolidated Thompson Iron Mines Limited Crowflight Minerals Inc. Eurocontrol Technics Inc. Largo Resources Ltd. Longford Corporation Valencia Ventures Inc.

DYNAMITE RESOURCES LTD.
(Formerly Brashaw Capital Corp)
MANAGEMENT DISCUSSION AND ANALYSIS
For the Year ended July 31, 2006
(including Subsequent Events up to November 10, 2006)

The following discussion and analysis of the results of operations and financial condition of Dynamite Resources Ltd ("the Company") for the year ended July 31, 2006 should be read in conjunction with the Company's consolidated audited financial statements for the Year ended July 31, 2006 and related notes.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Statements in this document may contain forward looking information. Estimates provided are based on assumptions of future events and actual results could vary significantly from these estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on this forward looking information.

Additional information about Dynamite Resources Ltd. is filed with Canadian securities commissions and is available online at www.sedar.com.

DESCRIPTION OF BUSINESS

On March 27, 2006 Bashaw Capital Corp. changed its name to Dynamite Resources Ltd. The Company is in the business of exploring for minerals and metals with a particular emphasis on gold and copper. It does not own interests in any producing operations. The Company has interests in one property in Yukon Territory, which it holds under terms of two arm's-length option agreements (see Property Transactions and Exploration Section).

REVERSE TAKEOVER TRANSACTION

The Company entered into a Letter of Intent dated March 29, 2005, with 0727189 B.C. Ltd. (formerly Dynamite Resources Ltd.) ("B.C. Ltd.") whereby the Company completed, effective June 13, 2005, a transaction between the Company and B.C. Ltd., which constituted the Qualifying Transaction of the Company pursuant to TSX Venture Exchange (the "Exchange") policy.

The Transaction entailed the acquisition by the Company of all the issued and outstanding equity securities of B.C. Ltd. by way of a "three cornered amalgamation" of B.C. Ltd. with a wholly-owned subsidiary of the Company (the "Amalgamation"). Pursuant to the terms of the Amalgamation, all security holders of B.C. Ltd. received common shares in the capital of the Company ("Dynamite Shares") and common share purchase warrants ("Dynamite Warrants") as follows:

- Pursuant to the Amalgamation security holders of B.C. Ltd. received one Dynamite Share for every one B.C. Ltd. Share and one Dynamite Warrant for every one B.C. Ltd. Warrant. A total of 9,550,000 Dynamite Shares and 4,000,000 Dynamite Warrants were issued.
- The Dynamite Warrants are exercisable at a price of $0.75 per Dynamite Share on or before June 13, 2007, except that if after four months from the closing of the acquisition the closing price of the common shares of the Company on the Exchange is $1.25 or greater for a period of twenty consecutive trading days, the Company may provide notice of an early expiry of the Dynamite Warrants, in which case the Dynamite Warrants will expire twenty-one business days after such notice.

Legally, the Company is the parent of B.C. Ltd. However, as a result of the transaction described above, control of the combined companies passed to the former shareholders of B.C. Ltd. This type of share exchange, referred to as a "reverse takeover", deems B.C. Ltd. to be the continuing entity for accounting purposes. For accounting purposes the Company did not meet the definition of a business at the time of the transaction. Accordingly, the net assets of B.C. Ltd. are included in the financial statements and the deemed acquisition of the Company is accounted for as the acquisition of a non-operating public company with nominal net non-monetary assets by a non-public operating enterprise. Such a transaction is considered a capital transaction in substance, rather than a business combination, and accordingly, no goodwill or intangible asset representing the stock exchange listing is recorded.

A summary of the net assets acquired on June 13, 2005 is as follows:

Cash	$ 307,302
Prepaid expenses	2,917
Deferred share issue costs	121,586
Accounts payable	(95,807)
	$ 335,998

OVERALL PERFORMANCE AND RISK FACTORS

In June 2005 Dynamite began exploration at its Mike Lake gold-copper property located near Dawson City in Yukon Territory. The 2005 drill program comprised 2220 m of diamond drilling in 18 holes in total over the property. The 2005 diamond drill program produced encouraging results from two of four zones tested. Drilling resumed in summer 2006 and to further test the zones where encouraging results were obtained and step out to explore other prospective, but undrilled targets.

A total of 2250 m of BTW diamond drilling in 17 holes was conducted on three targets within the central part of the Mike Lake property during 2006. The 2006 program also produced encouraging results on the primary target, the North Vein Zone and thus a further phase of drilling is justified.

Like most companies in the mineral exploration business, Dynamite has no significant cash flow and relies primarily upon equity financings to pay its operating expenses. The rise in gold and copper prices over the past two years has resulted in increased investor interest in mineral exploration companies. Dynamite can expect to benefit from this trend should it continue, but like other companies in this sector, would be negatively impacted if commodity prices were to fall again.

PROPERTY TRANSACTIONS AND EXPLORATION

Mike Lake Property Transactions

Dynamite has the optional right to acquire a gold-copper prospect located in west-central Yukon, 70 km north of the Klondike Goldfields. The property originally consisted of 258 claims, and was optioned under terms of an agreement dated May 27, 2004. In this agreement Mena Resources Inc. granted Dynamite the right to earn a 100% interest in the property, subject to certain net smelter return royalty interests payable on mineral production from different parts of the property as follows:

Cash payments totaling $375,000 as follows:

- $30,000 upon signing of the Agreement (paid);
- $60,000 on or before May 27, 2005 (paid);
- $80,000 on or before May 27, 2006 (paid);
- $90,000 on or before May 27, 2007; and
- $115,000 on or before May 27, 2008.
- Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)

Exploration and development expenditures totaling $1,500,000 as follows:

- $200,000 on or before May 27, 2005 (incurred);
- $200,000 on or before May 27, 2006 (incurred);
- $400,000 on or before May 27, 2007 (incurred); and
- $700,000 on or before May 27, 2008 (incurred).

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement. A pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

On January 7, 2005 Dynamite signed an agreement with Shawn Ryan to earn a 100% interest in 34 mineral claims located contiguous with the Mike Lake property for consideration as listed below. Ryan's claims adjoin the north side of the Mike Lake property and cover extensions of the favourable geological and geochemical trends.

Cash payments totaling $325,000 as follows:

- $25,000 upon signing of the Agreement (paid);
- $25,000 on or before January 7, 2007;
- $75,000 on or before January 7, 2008;
- $100,000 on or before January 7, 2009; and
- $100,000 on or before January 7, 2010.

Issuance of 500,000 common shares of the Company's capital stock as follows:

- 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share); and
- 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).

- Granting an area of interest extending two kilometres from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on or before January 7, 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

The Mike Lake property hosts numerous bulk-tonnage gold and copper and high grade gold targets. The property has been explored by various parties, including major mining companies which performed reconnaissance scale surface exploration in the 1990s. The only diamond drilling done prior to 2005 consisted of three holes that were drilled on a vein target in the 1960s. During summer 2004, Dynamite conducted extensive grid soil geochemical surveys, to better define targets identified by the earlier reconnaissance exploration, plus follow up prospecting. The 2004 exploration produced positive results and identified nine target areas that require testing by diamond drilling. Specifics concerning property geology, exploration results and planned work appear in a NI 43-101 report by William A. Wengzynowski which was filed on www.sedar.com.

In February 2005 Dynamite staked 25 more claims as part of the Mike Lake property. These claims combined with the 258 original Mike Lake claims and the 34 Ryan claims comprise a contiguous block of 317 claims.

Mike Lake Exploration – 2005 Program

During June and July 2005, Dynamite undertook an 18 hole, 2220 m diamond drill program to test four of nine target areas identified on the Mike Lake property. The bulk of the drilling focussed on stratabound gold mineralization hosted in Proterozoic age sedimentary rocks (North Zone) and skarn gold-copper mineralization developed in calcareous Paleozoic sediments adjacent to syenitic intrusions (Skarn Zone). Other holes tested vein and fracture related gold-copper mineralization within the largest of three syenite intrusions (Spartan Vein) and gold mineralization hosted in a 15 m wide shear zone cutting Paleozoic sediments (Bindie-Birdie Zone). Geophysical surveys were conducted in conjunction with the drill program.

The most encouraging results were obtained from the North Zone, where Max-Min geophysical surveys defined a strong 1000 m long conductor that extends the length of the survey area and directly coincides with oxidized mineralization exposed in old blast trenches. Twelve drill holes were completed over a 500 m length along the conductor and show that it is related to a 3 to 15 m wide skarn horizon containing heavily disseminated to semi massive sulphide mineralization. The main sulphide minerals are pyrrhotite and arsenopyrite with lesser chalcopyrite. All the holes yielded geochemically anomalous values with five of the six holes drilled over a 150 m strike length at the east end of the zone returning particularly good gold results as shown on the following table.

Table I – Drill Results – North Zone

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
NV05-1*	1.40	3.66	2.26	0.50
and	7.80	9.10	1.30	1.15
NV05-2	**42.37**	**60.80**	**18.43**	**7.67**
including	57.61	60.80	3.19	38.60
NV05-3	71.32	72.49	1.17	1.49
NV05-5	59.73	61.87	2.14	0.71
NV05-7*	106.74	107.75	1.01	0.67
NV05-12	**75.74**	**83.32**	**7.58**	**12.42**

* Only crossed part of the mineralized zone.

The only hole drilled at the Spartan Vein tested about 70 m downdip from a strong, well mineralized surface exposure (43.7 g/t gold across 0.91 m). The vein narrowed in the hole to only 15 cm; however, the interval that included the vein material still assayed 5.80 g/t gold across 1.00 m. Previous drilling at the Spartan Vein yielded intersections of 4.39 g/t gold over 1.40 m and 21.51 g/t gold over 1.28 m which, coupled with the 2005 assay, suggests good grade potential especially if wider parts of the vein can be identified at structural junctions or sinusoidal flexures.

Two holes drilled at the Skarn Zone yielded long intervals of anomalous gold and copper values but failed to identify any zones of immediate economic interest. A third hole near the top of the gold-in-soil geochemical anomaly was abandoned in overburden because the drill site was unstable.

Two holes were attempted at the Birdie-Bindie Zone. The first was lost in overburden and the second yielded subeconomic gold values. These holes were located more than 300 m along strike from the main surface exposure and did not adequately test this target.

Five of the nine main target areas at the Mike Lake property received no drilling in 2005 and none of the nine was systematically tested. The untested areas include some of the most geochemically and geophysically prospective targets on the claim block. Many of these areas were assigned a lower priority in 2005 because they are logistically more difficult to access.

The first round of drilling, together with the geophysical surveys and geological mapping, greatly advanced the Company's understanding of the very large mineralized system at the Mike Lake property. An aggressive drill program is planned for 2006 using funds the Company has already raised.

Mike Lake Exploration – 2006 Program

On May 10, 2006 a crew was mobilized to the Mike Lake property to reopen the camp and build drill sites in preparation for the 2006 field program. A total of 2250 m of BTW diamond drilling in 17 holes was conducted on three targets within the central part of the Mike Lake property during 2006. The majority of the 2006 exploration was focused on the North Vein Zone where diamond drilling during 2005 identified skarn mineralization developed within a thick section of calcareous grit and argillite. The skarns are associated with the emplacement of Cretaceous syenite sills and dykes that have been traced by drilling for a strike length of roughly 500 m to a maximum depth of 130 m.

2006 Drill Results

Ten holes (1698 m) were drilled at the North Vein Zone to follow up 12 holes drilled in 2005. Significant results for these holes are summarized in the following table.

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)
NV-06-13 to 14	No significant gold values					
NV-06-15	**131.73**	**135.73**	**4.0**	**1.80**	**36.5**	**2.15**

including	-	-	0.73	7.70	185	10.75
NV-06-16	123.89	133.20	9.31	1.05	-	-
including	-	-	**5.12**	**1.89**	-	-
including	-	-	**0.44**	**19.8**	**3.3**	-
	163.30	164.49	1.19	-	48.4	2.07
NV-06-17	**94.23**	**111.46**	**17.23**	**3.48**	-	-
including	-	-	**7.84**	**5.05**	**9.0**	**0.47**
NV-06-18	122.48	123.67	1.19	0.29	18.8	0.75
	129.27	131.24	1.97	-	11.4	0.43
NV-06-19 to 22	No significant gold values					

The other seven holes explored geochemical and geophysical anomalies elsewhere on the property. Three of these holes tested soil geochemical anomalies 1.2 km west of the North Vein Zone. They cut mineralized skarn and clay altered metasedimentary rocks but did not return significant gold results. The remaining four holes were located roughly 1.5 km southwest of the North Vein Zone. They were designed to test strong ground and airborne magnetic and airborne resistivity anomalies but none of these holes reached bedrock.

SELECTED ANNUAL INFORMATION

The consolidated selected annual information reflects the reverse takeover of Bashaw by Dynamite wherein Dynamite has been identified as the continuing entity for accounting purposes. Both the Company and Bashaw changed their year end to July 31 after the reverse takeover. The results for the period ended July 31, 2005 are for seven months due to the year end change.

	For the Period ended July 31, 2006	For the Period ended July 31, 2005	For the Period ended December 31, 2004
Revenues	Nil	Nil	Nil
Net (Loss)	($342,158)	($242,159)	($47,551)
Net (Loss) per Share - Basic and Diluted	($0.03)	($0.04)	($0.02)
Total Assets	$4,574,183	$3,535,302	$853,270
Total Long Term Financial Liabilities	$737,915	$157,265	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

As the Company has no revenue at this point in time, losses are generated primarily from corporate overheads including stock based compensation expense.

SUMMARY FINANCIAL INFORMATION (for the eight most recently ended quarters

The consolidated summary financial information reflects the reverse takeover of Bashaw by Dynamite (which occurred on June 13, 2005) wherein Dynamite has been identified as the continuing entity for accounting purposes. The following table shows results for the last quarter compared to those from the previous seven quarters.

Period	Revenues	Net (Loss)	Net (Loss) per Share
July 31, 2006	Nil	($71,175)	($0.01)
April 30, 2006	Nil	($221,066)	($0.02)
January 31, 2006	Nil	($17,642)	($0.00)
October 31, 2005	Nil	($32,275)	($0.00)
July 31, 2005	Nil	($194,608)	($0.02)
March 31, 2005	Nil	($47,551)	($0.00)
December 31,2004	Nil	($37,841)	($0.02)
September 30,2004	Nil	($9,710)	($0.00)

RESULTS OF OPERATIONS

As previously discussed, the consolidated results of operations reflect the reverse takeover of Bashaw by Dynamite wherein Dynamite has been identified as the continuing entity for accounting purposes.

During the prior year the Company changed its year end from December 31 to July 31, consequently the prior year comparative financial statements are for the seven months ended July 31, 2005. Comparison of the loss in the twelve months ended July 31, 2006 and the seven months ended July 31, 2005 shows an increase of $99,999. Stock based compensation decreased significantly as a result of the fair value of 1,020,000 options granted compared to 815,000 options granted during the comparative period having a lower fair value. The Company applies the fair-value method of accounting for stock based compensation as determined by the Black-Scholes option pricing model. Consulting expenses, filing fees, and transfer agent fees increased significantly over the comparative period last year. Late in the current year management of the Company changed, the Company moved to Toronto from British Columbia and the Company raised flow - through and non flow through funds. These activities accounted for much of the increased costs. The Company also recorded a flow through tax penalty of $21,891. There was no such expense in the comparative period. The Company entered into flow though share subscription agreements and renounced qualifying expenditures of $1,650,000 to investors with an effective date of December 31, 2005. Consequently the Company is liable for tax of approximately 7% per annum calculated monthly on the unspent amounts commencing February 1, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Company competed a private placement financing consisting of 5,000,000 units at a price of $0.26 per unit for total consideration of $1,300,000. Of the issue, 2,500,000 units consisted of one "flow-through" share and one share purchase warrant and 2,500,000 units consisted of one ordinary share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one additional share at a price of $0.335 per share on or before June 2, 2008. At July 31, 2006 an amount totaling $113,020 remains outstanding and is included in share subscriptions receivable (subsequently received).

At July 31, the Company had working capital of 1,607,865 The Company is spending its working capital on its Mike Lake project and to support corporate overheads.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

TRANSACTIONS WITH RELATED PARTIES

The Company had the following related party transactions:

a) Consulting fees totaling $5,000 (2005 - $1,070) were paid to a company controlled by a Director.

b) Consulting fees totaling $16,000 (2005 - $Nil) have been accrued to companies controlled by the CFO, by the Corporate Secretary and by a Director.

c) Management fees totaling $42,000 (2005 - $24,500) have been paid to a corporation controlled by the former Chief Executive Officer of the Company.

d) Exploration costs totaling $487,176 (2005 - $458,263) and rent totaling $18,000 (2005 - $10,500) have been incurred with a geological consulting firm related to the Company by a former common Officer.

e) Legal fees totaling $32,516 (2005 - $23,788) and share issue costs totaling $15,130 (2005 - $15,000) have been incurred with a law firm in which a personal law corporation controlled by the former Secretary of the Company is a principal.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

COMMITMENTS

The Company entered into flow-through share subscription agreements during the current year whereby it is committed to incur on or before December 31, 2006 and renounce to the subscribers, a total of $650,000 of qualifying Canadian Exploration Expenses (of which $546,530 have been incurred to July 31, 2006) as described in the Income Tax Act of Canada. Commencing February 1, 2007, the Company will be liable to pay a tax of approximately 7% per annum, calculated monthly on the unspent portion of the commitment.

RISKS

Dynamite is in the business of exploring for minerals and metals. Its principal risks, as an exploration company, are that it must find and develop economic mineral resources and be able to fund the associated capital expenditures. The Company relies on equity financings to raise capital. There is no assurance that the Company will be able to obtain required financings in the future.

Exploration projects are reviewed at a very early stage to identify potential risks. Identified risks are addressed and risks which are considered to be excessive are mitigated before any project is approved.

CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in conformity with GAAP in Canada. The Company lists its significant accounting policies in Note 3 to its audited financial statements for the period ended January 31, 2006.

MANAGEMENT AND BOARD OF DIRECTORS

In conjunction with the closing of the April private placement, the following individuals have resigned from the Board and/or as members of Management:

Robert C. Carne – has resigned as President and as a Director
James M. Stephen – has resigned as Chief Executive Officer
Alan R. Archer – has resigned as a Director
Richard A. Graham – has resigned as a Director
W. Douglas Eaton – has resigned as Chief Financial Officer and Chief Operating Officer
Glenn R. Yeadon – has resigned as Corporate Secretary
James M. Stephen and R. Allan Doherty will remain as Directors on an interim basis.

The following additional individuals have also been appointed as Directors and/or as Officers of the Company:

Stan Bharti, Director - Mr. Bharti has over 25 years of experience in operations, public markets and finance. Over the last ten years Mr. Bharti has been involved in acquiring, restructuring, and financing. Mr. Bharti has raised over $200 million in public markets over the last decade. His experience in public markets includes acquisitions of companies in Europe, Australia and North America. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England.

Doug Bache, Director – Mr. Bache is President of DHBache & Company Inc., a corporate development and strategy consulting firm serving the mining industry. Mr. Bache, through his company, provides corporate finance and strategic advice to a number of private and publicly traded companies. Since 2000, Mr. Bache held various senior management positions in corporate development and finance with Inco Limited and North American Palladium Ltd. Prior to that, he spent 10 years in corporate finance with CIBC World Markets and SG Canada providing financing and M&A advisory services to global mining companies. Mr. Bache holds a BMath/Business degree from University of Waterloo, Waterloo, Ontario. He is also a business development and strategic advisor to the Faculty of Mathematics, University of Waterloo.

Tony Wonnacott, Director – Mr. Wonnacott is a Toronto-based corporate lawyer who worked with the Toronto law firm of McMillan Binch LLP from May 1999 to March 2004. Mr. Wonnacott serves as corporate secretary for a number of publicly traded companies, including Alexis Minerals Corporation, Crowflight Minerals Inc. and Consolidated Thompson-Lundmark Gold Mines Limited, all of which are TSX Venture Exchange-listed companies. Mr. Wonnacott obtained a Bachelor of Commerce (cum laude) from St. Mary's University and a Bachelor of Laws degree from Dalhousie University. He has also completed the Canadian Securities Laws Course. Mr. Wonnacott is a member of the Law Society of Upper Canada.

Deborah Battiston, Chief Financial Officer - Ms. Battiston is a C.G.A with over 20 years of financial management and accounting experience. She obtained her B.A. in Economics from the University of Guelph and has substantial experience working with emerging mineral exploration companies. Deborah also has broad international experience having dealt with companies in 8 countries and having lived and worked in Japan for several years.

Blair Krueger, Director and President and Chief Executive Officer - Mr. Krueger has over 20 years of international mining, oil and gas and financial experience. Mr. Krueger graduated from the University of Victoria in 1983 and subsequently worked as a Professional Geophysicist for several multinational oil companies. He then obtained an MBA from the University of Western Ontario in 1989 and has worked on acquiring, structuring and financing several international mining companies. Mr. Krueger has established an excellent reputation in the mining and investment communities. He also holds a position as a Director and is Chairman of the Board for another TSX Venture Exchange company which is conducting a mining exploration project in China.

Mr. Krueger's appointment to the Board of Directors follows the resignation of R. Allan Doherty. The Company thanked Mr. Doherty for his valuable contributions.

In addition, the Company granted options to purchase 780,000 common shares at $0.29 per common share to officers, directors and consultants of the Company, subject to regulatory approval.

INVESTOR RELATIONS

Mr. Lance Mayers and Mr. Graham Downs have been engaged by Dynamite on a month-to-month basis to provide investor relations related services, including the dissemination of approved communications to shareholders and potential shareholders. Mr. Mayers is being paid $1,000 per month. On February 9, 2006 the Company announced that it had granted incentive stock options in respect of 50,000 shares exercisable at $0.34 per share to each of Lance Mayers and Graham Downs. These options will vest on a quarterly basis over a period of 12 months, as provided for under TSX Venture Exchange policy.

MULTILATERAL INSTRUMENT 52-109 DISCLOSURE

Evaluation of disclosure controls and procedures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting
The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with the issuer's GAAP as of June 30, 2006, have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting.

FINANCIAL INSTRUMENTS

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

OUTLOOK

The 2006 drilling program has identified additional significant gold results at the North Vein Zone, some of which carry significant accessory copper and silver values. The geometry of the mineralizing system appears to be more complex than first anticipated as the gold rich intersections occur in parts of the skarn horizons but are not restricted to these horizons. Additional work is underway to better understand the geometric controls of this system. Gold and bismuth are strongly coincident within the gold bearing intersections of the North Vein Zone and this correlation will be utilized within the extensive Mike Lake surface soil geochemical database to localize additional targets. Drilling in this phase of the program has produced encouraging results and we are currently planning next year's program to further define the property".

OUTSTANDING SHARE DATA

Stock Options

November 10, 2006 the Company had outstanding incentive stock options to acquire common shares as follows.

Number of Options Outstanding	Price	Expiry Date
490,000	$0.50	June 13, 2010
100,000	$0.34	February 9, 2011
140,000	$0.29	March 2, 2011
780,000	$0.29	July 12, 2011
1,510,000		

Warrants

November 10, the Company had outstanding warrants to acquire common shares as follows:

Number of Warrants Outstanding	Price	Expiry Date
4,000,000	$0.75	June 13, 2007
5,000,000	$0.335	June 2, 2008
9,000,000		

Share Capitalization November 10 2006

Authorized	unlimited number of common chares without par value
Issued and Outstanding at November 10, 2006	17,010,000
Options Outstanding at November 10, 2006	1,510,000
Warrants Outstanding at November 10, 2006	9,000,000

November 10, 2006

DYNAMITE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Third Quarter ended April 30, 2007
(Including Subsequent Events up to June 15, 2007)

The following discussion and analysis of the results of operations and financial condition of Dynamite Resources Ltd ("Dynamite" or "the Company") for the third quarter ended April 30, 2007 should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes for the quarter ended April 30, 2007 and the Company's audited consolidated financial statements for the Year ended July 31, 2006 and related notes.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. The interim consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations.

Statements in this document may contain forward looking information. Estimates provided are based on assumptions of future events and actual results could vary significantly from these estimates. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted as a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on this forward looking information.

Additional information about Dynamite Resources Ltd. is filed with Canadian securities commissions and is available online at www.sedar.com.

DESCRIPTION OF BUSINESS

The Company is in the business of exploring for minerals and metals. It does not own interests in any producing operations. The Company has interests in several properties in the Yukon Territory Canada, Manitoba Canada and Australia (see Property Transactions and Exploration Section). Subsequent to the end of the quarter, the Company announced that it has entered into a letter of intent to acquire 100% of the issued and outstanding shares of Tau Mining Limited (UK) ("Tau Mining"). Tau Mining indirectly owns 100% of two mineral licenses; Kokomeren & Barskaun located in Kyrgyzstan, Central Asia.

OVERALL PERFORMANCE AND RISK FACTORS

In June 2005 Dynamite began exploration at its Mike Lake gold-copper property located near Dawson City in Yukon Territory. The 2005 drill program comprised 2220 m of diamond drilling in 18 holes in total over the property. The 2005 diamond drill program produced encouraging results from two of four zones tested. Drilling resumed in summer 2006 to further test the zones where encouraging results were obtained and to step out to explore other prospective, but undrilled targets.

A total of 2250 m of BTW diamond drilling in 17 holes was conducted on three targets within the central part of the Mike Lake property during 2006. The 2006 program also produced encouraging results on the primary target, the North Vein Zone and thus a further phase of drilling is justified.

Like most companies in the mineral exploration business, Dynamite has no significant cash flow from operations and relies primarily upon equity financings to pay its operating expenses. The rise in gold and copper prices over the past two years has resulted in increased investor interest in mineral exploration companies. Dynamite can expect to benefit from this trend should it continue, but like other companies in this sector, would be negatively impacted if commodity prices were to fall again.

PROPERTY TRANSACTIONS AND EXPLORATION

Mike Lake Property Transactions

Dynamite has the optional right to acquire a gold-copper prospect located in west-central Yukon, 70 km north of the Klondike Goldfields. The property originally consisted of 258 claims, and was optioned under terms of an agreement dated May 27, 2004. In this agreement Mena Resources Inc. granted Dynamite the right to earn a 100% interest in the property, subject to certain net smelter return royalty interests payable on mineral production from different parts of the property as follows:

Cash payments totaling $375,000 as follows:

- $30,000 upon signing of the Agreement (paid);
- $60,000 on or before May 27, 2005 (paid);
- $80,000 on or before May 27, 2006 (paid);
- $90,000 on or before May 27, 2007; and
- $115,000 on or before May 27, 2008.

Issuance of 500,000 common shares of the Company's capital stock (issued at a price of $0.25 per share)

Exploration and development expenditures totaling $1,500,000 as follows:

- $200,000 on or before May 27, 2005 (incurred);
- $200,000 on or before May 27, 2006 (incurred);
- $400,000 on or before May 27, 2007 (incurred); and
- $700,000 on or before May 27, 2008 (incurred).

The property is subject to:

A 1% Net Smelter Returns Royalty ("NSR") with respect to gold and silver produced from two hundred and thirty of the mineral claims (the "Walhala Block").

A pre-existing 1.5% NSR on the Walhala Block of mineral claims, which may be purchased by the Company at any time for $1,000,000.

The Walhala Block of mineral claims are subject to an area of interest that extends five kilometers from the boundary of each claim comprising this property, within which any property interest or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement. A pre-existing 2% NSR on the remaining fifty-three mineral claims (the "Homestake Block").

On January 7, 2005, Dynamite signed an agreement with Shawn Ryan to earn a 100% interest in 34 mineral claims located contiguous with the Mike Lake property for consideration as listed below. Ryan's claims adjoin the north side of the Mike Lake property and cover extensions of the favourable geological and geochemical trends.

Cash payments totaling $325,000 as follows:

- $25,000 upon signing of the Agreement (paid);
- $25,000 on or before January 7, 2007 (paid);
- $75,000 on or before January 7, 2008;
- $100,000 on or before January 7, 2009; and
- $100,000 on or before January 7, 2010.

Issuance of 500,000 common shares of the Company's capital stock as follows:

- 200,000 shares upon signing of the Agreement (issued at a price of $0.25 per share); and
- 300,000 shares on or before January 7, 2006 (issued at a price of $0.25 per share).

Granting an area of interest extending two kilometres from the boundary of each claim comprising the property, within which any property interests or mineral rights subsequently acquired by either party to the Agreement shall become part of the property for the purpose of the Agreement.

The property is subject to a 2% NSR, one-half of which (1% of the 2%) may be purchased by the Company at any time after January 7, 2007 for $1,000,000. An additional one-quarter of the NSR (0.5% of the remaining 1.0%) may be purchased by the Company at any time subsequent to the purchase of the first one-half of the NSR for an additional $1,000,000. In the event the Company exercises its right to purchase one-half of the NSR for $1,000,000, it will be deemed to have made each of the cash payments required on January 7, 2008, 2009 and 2010 totaling $275,000.

In addition, 50,000 shares were issued at a price of $0.25 per share as a finder's fee to the above Agreement.

The Mike Lake property hosts numerous bulk-tonnage gold and copper and high grade gold targets. The property has been explored by various parties, including major mining companies which performed reconnaissance scale surface exploration in the 1990s. The only diamond drilling done prior to 2005 consisted of three holes that were drilled on a vein target in the 1960s. During summer 2004, Dynamite conducted extensive grid soil geochemical surveys, to better define targets identified by the earlier reconnaissance exploration, plus follow up prospecting. The 2004 exploration produced positive results and identified nine target areas that require testing by diamond drilling. Specifics concerning property geology, exploration results and planned work appear in a NI 43-101 report by William A. Wengzynowski which was filed on www.sedar.com.

In February 2005 Dynamite staked 25 more claims as part of the Mike Lake property. These claims combined with the 258 original Mike Lake claims and the 34 Ryan claims comprise a contiguous block of 317 claims.

Mike Lake Exploration – 2005 Program

During June and July 2005, Dynamite undertook an 18 hole, 2220 m diamond drill program to test four of nine target areas identified on the Mike Lake property. The bulk of the drilling focussed on stratabound gold mineralization hosted in Proterozoic age sedimentary rocks (North Zone) and skarn gold-copper mineralization developed in calcareous Paleozoic sediments adjacent to syenitic intrusions (Skarn Zone). Other holes tested vein and fracture related gold-copper mineralization within the largest of three syenite intrusions (Spartan Vein) and gold mineralization hosted in a 15 m wide shear zone cutting Paleozoic sediments (Bindie-Birdie Zone). Geophysical surveys were conducted in conjunction with the drill program.

The most encouraging results were obtained from the North Zone, where Max-Min geophysical surveys defined a strong 1000 m long conductor that extends the length of the survey area and directly coincides with oxidized mineralization exposed in old blast trenches. Twelve drill holes were completed over a 500 m length along the conductor and show that it is related to a 3 to 15 m wide skarn horizon containing heavily disseminated to semi massive sulphide mineralization. The main sulphide minerals are pyrrhotite and arsenopyrite with lesser chalcopyrite. All the holes yielded geochemically anomalous values with five of the six holes drilled over a 150 m strike length at the east end of the zone returning particularly good gold results as shown on the following table.

Table I – Drill Results – North Zone

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)
NV05-1*	1.40	3.66	2.26	0.50
and	7.80	9.10	1.30	1.15
NV05-2	**42.37**	**60.80**	**18.43**	**7.67**
including	57.61	60.80	3.19	38.60
NV05-3	71.32	72.49	1.17	1.49
NV05-5	59.73	61.87	2.14	0.71
NV05-7*	106.74	107.75	1.01	0.67
NV05-12	**75.74**	**83.32**	**7.58**	**12.42**

* Only crossed part of the mineralized zone.

The only hole drilled at the Spartan Vein tested about 70 m downdip from a strong, well mineralized surface exposure (43.7 g/t gold across 0.91 m). The vein narrowed in the hole to only 15 cm; however, the interval that included the vein material still assayed 5.80 g/t gold across 1.00 m. Previous drilling at the Spartan Vein yielded intersections of 4.39 g/t gold over 1.40 m and 21.51 g/t gold over 1.28 m which, coupled with the 2005 assay, suggests good grade potential especially if wider parts of the vein can be identified at structural junctions or sinusoidal flexures.

Two holes drilled at the Skarn Zone yielded long intervals of anomalous gold and copper values but failed to identify any zones of immediate economic interest. A third hole near the top of the gold-in-soil geochemical anomaly was abandoned in overburden because the drill site was unstable.

Two holes were attempted at the Birdie-Bindie Zone. The first was lost in overburden and the second yielded subeconomic gold values. These holes were located more than 300 m along strike from the main surface exposure and did not adequately test this target.

Five of the nine main target areas at the Mike Lake property received no drilling in 2005 and none of the nine was systematically tested. The untested areas include some of the most geochemically and geophysically prospective targets on the claim block. Many of these areas were assigned a lower priority in 2005 because they are logistically more difficult to access.

The first round of drilling, together with the geophysical surveys and geological mapping, greatly advanced the Company's understanding of the very large mineralized system at the Mike Lake property. An aggressive drill program is planned for 2006 using funds the Company has already raised.

Mike Lake Exploration – 2006 Program

On May 10, 2006 a crew was mobilized to the Mike Lake property to reopen the camp and build drill sites in preparation for the 2006 field program. A total of 2250 m of BTW diamond drilling in 17 holes was conducted on three targets within the central part of the Mike Lake property during 2006. The majority of the 2006 exploration was focused on the North Vein Zone where diamond drilling during 2005 identified skarn mineralization developed within a thick section of calcareous grit and argillite. The skarns are associated with the emplacement of Cretaceous syenite sills and dykes that have been traced by drilling for a strike length of roughly 500 m to a maximum depth of 130 m.

2006 Drill Results

Ten holes (1698 m) were drilled at the North Vein Zone to follow up 12 holes drilled in 2005. Significant results for these holes are summarized in the following table.

Hole Number	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)
NV-06-13 to 14	No significant gold values					
NV-06-15	**131.73**	**135.73**	**4.0**	**1.80**	**36.5**	**2.15**
including	-	-	0.73	7.70	185	10.75
NV-06-16	123.89	133.20	9.31	1.05	-	-
including	-	-	**5.12**	**1.89**	-	-
including	-	-	**0.44**	**19.8**	**3.3**	-
	163.30	164.49	1.19	-	48.4	2.07
NV-06-17	**94.23**	**111.46**	**17.23**	**3.48**	-	-
including	-	-	**7.84**	**5.05**	**9.0**	**0.47**
NV-06-18	122.48	123.67	1.19	0.29	18.8	0.75
	129.27	131.24	1.97	-	11.4	0.43
NV-06-19 to 22	No significant gold values					

The other seven holes explored geochemical and geophysical anomalies elsewhere on the property. Three of these holes tested soil geochemical anomalies 1.2 km west of the North Vein Zone. They cut mineralized skarn and clay altered metasedimentary rocks but did not return significant gold results. The remaining four holes were located roughly 1.5 km southwest of the North Vein Zone. They were designed to test strong ground and airborne magnetic and airborne resistivity anomalies but none of these holes reached bedrock.

Silver-Gold Manitoba Ferreira Property

On March 7, 2007, the Company announced the acquisition of a high grade Silver-Gold Property covering 19 square miles in Manitoba. The property is located 120 km south east of the town of Wabowden MB on the Echimamish River.

The Company is planning a diamond drill program to explore for high grade Ag-Au mineralization near surface by doing a detailed geological map of these two showings and drilling on the down plunge.

In order to earn a 100% interest in the property, the Company is required to spend a total of $1,000,000 in exploration over four years (the "Earn-In Period"), with a minimum of $250,000 to be spent in each of the four years following the execution of the definitive agreement. Any amounts expended on the property in excess of the minimum requirements shall be credited towards the following year's expenditure requirements.

Additionally, the Company would be required to make cash payments totaling $320,000 and issue 600,000 common shares of the Company over a three year period as set out below:

- $20,000 in cash and 100,000 common shares of the Company upon signing of the definitive agreement;
- $100,000 in cash and 200,000 common shares of the Company on the twelve month anniversary of the execution of the definitive agreement;
- $100,000 in cash and 200,000 common shares of the Company on the twenty four month anniversary of the execution of the definitive agreement; and
- $100,000 in cash and 100,000 common shares of the Company on the thirty-six month anniversary of the execution of the definitive agreement.

The property is subject to a 2% net smelter return royalty ("NSR") with the Company having the option to purchase 50% of the NSR for $1,000,000.

Lake Torrens IOGCU Project ('IOGCU Project')

On April 23, 2007, the Company announced the signing of a Letter Agreement with Set Management Ltd. ('SetMan') whereby it has agreed to assume all of the rights, interests and obligations owned by SetMan under its Binding Term Sheet (the "Binding Term Sheet") with WCP Resources Ltd ('WCP')(ASX:WCP) regarding the Lake Torrens IOGCU Project ('IOGCU Project') in South Australia.

Under the terms of the Binding Term Sheet, SetMan has the right to earn up to 50% of WCP's interest in the IOGCU Project. WCP has a joint venture with Tasman Resources Limited ('Tasman')(ASX: TAS) on the IOGCU Project. WCP has the right to earn 65% of the IOGCU Project, as governed by the Lake Torrens Farmin and Joint Venture Agreement ('Lake Torrens JV Agreement'), by incurring expenditures of Australian Dollars ('AUD')$6.5 million on the IOGCU Project. Through the Binding Term Sheet, SetMan has agreed to fund the AUD$6.5 million expenditure, in exchange for 50% of WCP's interest in the IOGCU Project. SetMan has a call option to increase its overall equity in the IOGCU Project to 51% at a predetermined payment amount.

The IOGCU Project adjoins BHP Billiton Limited's world-class Olympic Dam mine at Roxby owns in the Stuart Shelf region of South Australia. The IOGCU Project's, ironoxide – copper – gold – uranium ('IOCGU') showings occur within 10 granted exploration licenses covering 4,312 km2.

The Company has entered into a Letter Agreement with SetMan to assume all of SetMan's rights, interests and obligations under the Binding Term Sheet. The consideration payable by the Company to SetMan is AUD$100,000 and the grant of a 2.5% net smelter royalty on the IOCGU Project. This includes the reimbursement of an AUD50,000 Option Fee paid on behalf of SetMan to WCP. WCP owns 25% of SetMan and is entitled to 25% of the consideration being paid by the Company to SetMan.

The Company's expenditure on the IOGCU Project will be a minimum of AUD$6.5 million over the next 5 years. No interest will be earned by the Company unless and until it spends at least AUD$3.25 million on the IOCGU Project. At that stage the Company will have earned a 25% interest in WCP's Project Interest, and thereafter will earn a further 7.7% of WCP's Project Interest for each additional AUD$1,000,000 of expenditures or part thereof. WCP's rights are limited to the IOCGU targets and it will have no rights to sediment hosted mineralization in the tenements. The transaction is subject to the completion of Formal Agreements which are expected to be concluded by May 18, 2007 or such other dates as agreed by the Company, SetMan and WCP. The transfer to the Company is also subject to, among other things, the Company's satisfactory completion of its due diligence review, and receipt of requisite regulatory (including the TSXV) approvals.

Once the Company has fully funded the AUD$6.5 million expenditure requirement, WCP will grant to the Company a call option to increase its interest in the IOGCU Project to 51% overall by paying to WCP (at WCP's election) either AUD$70 million in cash or AUD$20 million in cash and sole funding WCP's obligations under the Lake Torrens JV Agreement with Tasman until commercial production is achieved. The Company agreed to the following terms as stated in the Binding Term Sheet.

1. the payment to WCP of $200,000 on the settlement of the transfer from SetMan to the Company, which is to be used for exploration activities on the IOGCU Project;

2. WCP shareholders will have the right to participate in up to 30% of the Company's next public fundraising; and;

3. WCP will be able to appoint one director to the Company's Board.

The Lake Torrens JV Agreement will remain in force in all respects. The provisions of the Lake Torrens JV Agreement will prevail over any inconsistent provisions in the Agreement or subsequent formal documentation to the extent of any inconsistency.

Lake Torrens IOGCU Project

On May 17, 2007 the Company announced

Drilling Programs Commencing on Lake Torrens IOGCU Project

- The Lake Torrens IOCGU Project is located immediately to the north and west of BHP Billiton'sWorld Class Olympic Dam Mine in South Australia.

- The Lake Torrens IOGCU Project falls largely within IOCG Potential Rank 1 Area defined by Geoscience Australia to have the highest potential for IOCG mineralisation within South Australia's Gawler Craton.

- Drilling of up to 9 high priority holes to commence into two large mineralized iron oxide breccias systems of the Olympic Dam / Prominent Hill / Carrapateena style at the Titan and Marathon South prospects, South Australia.

The Lake Torrens IOGCU Project adjoins BHP Billiton Limited's world-class Olympic Dam mine in the highly prospective **Gawler Craton** region of South Australia. The Titan and Marathon South prospects along with numerous additional prospects including Vulcan, Zeus, and Atlas are all considered prospective for IOCGU mineralisation.

The Lake Torrens IOGCU Project falls largely within IOCG Potential Rank 1 Area as defined by GeoScience Australia - the highest potential for IOCG mineralisation within South Australia's Gawler Craton.

The drilling program is aimed at targeting basement structures associated with gravity anomalies which are likely conduits for fluids which caused the alteration and mineralisation. The structural control is consistent with the geological environment at Olympic Dam, Prominent Hill and Teck/Cominco's Carrapateena exploration project.

The 9 hole program will drill approximately 7,000 metres to test high priority drill targets located to the northeast, northwest and southwest of the original discovery hole (BD1) within the large (approximately 10 km2 surface area) IOCG system at Titan; and the western and south eastern portions of the large anomaly (approximately 10 km2 surface area) at Marathon South.

The technical information in the release is based on information compiled by Mr Gavin Daneel, a qualified person under National Instrument 43-101. Mr Daneel, who is a full-time employee of WCP Resources Ltd and has reviewed the technical information in the release.

WCP Placement

The Company has also executed an agreement effective May 3, 2007 for the acquisition of AUD$1.0 million in WCP at AUD$0.20 per share. The closing price of WCP on April 23, 2007 was AUD$0.25 per share. As a shareholder of WCP, Dynamite can also participate in WCP's recent decision to spin out its uranium assets into a separate ASX listed company scheduled for June 2007.

<u>SUMMARY FINANCIAL INFORMATION (for the eight most recently ended quarters)</u>

The following table shows results for the last quarter compared to those from the previous seven quarters.

Period	Revenues	Net Gain (Loss)	Net Gain (Loss) per Share
April 30, 2007	Nil	($860,759)	($0.04)
January 31, 2007	Nil	($228,212)	($0.01)
October 31, 2006	Nil	($123,758)	($0.01)
July 31, 2006	Nil	($513,307)	($0.03)
April 30, 2006	Nil	$221,066	$0.02
January 31, 2006	Nil	($17,642)	($0.00)
October 31, 2005	Nil	($32,275)	($0.00)
July 31, 2005	Nil	($194,608)	($0.02)

RESULTS OF OPERATIONS

Comparison of the loss in the three months ended April 30, 2007 and the three months ended April 30, 2006 shows an increase of $1,081,825. The increase is mainly due to significant increases in Consulting and management fees which includes stock based compensation. New management has been put in lace and the head office has relocated to Toronto. This trend is expected to continue as management engages in activities to increase investor awareness regarding the Company and to support corporate overheads.

The Company applies the fair-value method of accounting for stock based compensation as determined by the Black-Scholes option pricing model. During the quarter under review, the Company expensed $732,338 (Q3 2006 - $25,910) related to stock based compensation for options granted and / or vested during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

At April 30, 2007 the Company had working capital of $2,977,722. The Company will be using this working capital on its Mike Lake project, its Lake Torrens Project, and to support corporate overheads.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets or by selling or optioning its mineral properties. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production.

TRANSACTIONS WITH RELATED PARTIES

The Company was charged $22,500 for the nine months ended April 30, 2007 (2006 - $31,500) by companies controlled by directors officers and former Director and officers of the Company for administration and management services. During the nine months ended April 30, 2006, exploration costs totaling $114,038 and rent totaling $13,500 were incurred with a geological consulting firm related to the Company by a common Officer.

The Company shares its premises with other companies that have common directors, and the Company reimburses to and recovers from these companies for their proportional share of the expenses. Included in accounts payable and accrued liabilities at April 30, 2007 is $5,757 (July 31, 2006 - $275,629) owing to such companies; and included in accounts receivable is $3,770 (July 31, 2006 - $0) owing by such companies.

All the above transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

COMPENSATION OF DIRECTORS AND OFFICERS

During the nine months ended April 30, 2007 the Company paid $290,000 to directors and $151,000 to officers as remuneration for the services they provided as directors and officers of the Company. The Company also granted 1,100,000 share purchase options to directors and 220,000 share purchase options to officers of the Company. Stan Bharti, a director of the Company controls a company that provides administrative services to the Company. The administrative company has a contract for $2,500 per month.

BOARD ENHANCEMENTS

On March 28, 2007, the Company announced that General Lewis Mackenzie joined the Board of Directors. General MacKenzie is a distinguished Canadian that retired from the Canadian Forces in 1993 after 36 years of service. One of his many accomplishments includes commanding Sector Sarajevo, Yugoslavia, under the United Nations Protection Force in 1992. General MacKenzie brings a variety of skills to the board reflective of the breadth of his experience in the Canadian Forces and in his role on numerous boards and advisory assignments since his retirement. Mr. MacKenzie's appointment follows the resignation of Doug Bache, who will remain a consultant to the Company.

COMMITMENTS

The Company entered into flow-through share subscription agreements during the year ended July 31, 2005 whereby it renounced to investors a total of $1,650,000 of qualifying Canadian Exploration Expenses with an effective date of December 31, 2005, as described in the Income Tax Act of Canada. The Company was committed to incur the expenditures on or before December 31, 2006. Commencing February 1, 2006, the Company has been liable to pay a tax of approximately 6% per annum, calculated monthly on the unspent portion of the commitment. At December 31, 2006 the Company had met its obligations under these flow through commitments.

The Company entered into flow-through share subscription agreements during the year ended July 31, 2006 whereby it renounced to investors a total of $647,500 of qualifying Canadian Exploration Expenses with an effective date of December 31, 2006, as described in the Income Tax Act of Canada. The Company will be committed to incur the expenditures on or before December 31, 2007. Commencing February 1, 2007, the Company will be liable to pay a tax of approximately 7% per annum, calculated monthly on the unspent portion of the commitment. At April 30, 2007, $557,674 related to these flow through commitments remains outstanding.

SUBSEQUENT EVENTS

On May 3, 2007, the Company executed an agreement for the placement of AUD$1.0 million in WCP at AUD$0.20 per share. The closing market price of WCP as at May 3, 2007 was AUD$0.275 per share.

<u>**Acquisition of Tau Mining Limited (UK)**</u>

On May 24, 2007, the Company announced that it has entered into a letter of intent to acquire 100% of the issued and outstanding shares of Tau Mining Limited (UK) ("Tau Mining"). Tau Mining indirectly owns 100% of two mineral licenses; Kokomeren & Barskaun located in Kyrgyzstan, Central Asia

In exchange for each share of Tau Mining held, Tau Mining's shareholders will have the option to receive either (i) 1/4 of a Dynamite common share and 1/4 of a Dynamite share purchase warrant, with each whole Dynamite share purchase warrant ("Dynamite Warrant") to be exercisable to acquire one Dynamite common share at a price of $1.00 for a period of two years following the closing of the acquisition, or (ii) cash consideration of $0.15 and 1/16 of a Dynamite common share, provided that at least 70 million Tau Mining shares shall have agreed to accept the cash and share consideration set forth above. At the date of the announcement, there were approximately 183,000,000 shares of Tau Mining issued and outstanding. Following completion of the acquisition, holders of options of Tau Mining shall be entitled to receive upon the exercise thereof, in lieu of one Tau Mining common share otherwise issuable upon the exercise thereof, ¼ of a Dynamite common share and the exercise price therefore shall be subject to a corresponding adjustment.

At the date of the announcement there were 28,455,000 Dynamite shares outstanding. The consideration to be paid by Dynamite to the Tau Mining shareholders is estimated at $36.6 million. Dynamite expects that shareholders of Tau Mining who hold approximately 90 million Tau shares will agree to accept the cash and share consideration set forth above. In that case, Dynamite would issue an aggregate of 28,875,000 common shares of Dynamite, 23,250,000 Dynamite Warrants and pay cash consideration of $13,500,000 to Tau Mining shareholders in connection with the acquisition.

In connection with the acquisition and in order to finance exploration expenditures on both Dynamite's existing properties and Tau Mining's properties, Dynamite engaged a syndicate of underwriters, led by Orion Securities Inc. and including GMP Securities L.P. and Cormark Securities Inc. in connection with an underwritten private placement financing. Pursuant to the terms of the private placement, the underwriters agreed to purchase subscription receipts (the "Subscription Receipts") in the capital of Dynamite Finance Inc. ("Finco"), a newly incorporated subsidiary of Dynamite at a price of $0.80 per Subscription Receipt

On June 14, 2007, the Company announced that it had completed the private placement financing of $56,250,000 Subscription Receipts for gross proceeds of $45 million.

The net proceeds of the financing after deducting the underwriters' fees will be used as follows:

	Use of Funds
Purchase of Tau Mining (assuming shareholders holding 90 million shares of Tau Mining accept the cash and share consideration option)	$13.5 million
Exploration expenditure on Dynamite Properties 2007	$10.0 million
Exploration expenditure on Tau Mining Properties 2007	$9.0 million
Working Capital (including other possible acquisitions)	$8.8 million
General and Administrative Expenses	$1.0 million
Net Proceeds of the Financing	$42.3 million

As described above, the gross proceeds of the Offering, less the expenses of the Underwriters, will be held in escrow (the "Escrowed Proceeds") and will be released upon satisfaction of the following conditions (together, the "Escrow Release Conditions"):

(a) all steps required to effect the completion of the plan of arrangement among Dynamite, Finco and Tau Mining (other than the filing of articles of arrangement and the payment of any cash consideration under the plan of arrangement); and

(b) satisfaction of the Underwriters, acting reasonably as to (i) the public disclosure documents issued in connection with the plan of arrangement, and (ii) the technical reports of Dynamite and Tau Mining.

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically converted into one unit (a "Unit"), each Unit being comprised of one common share in the capital of the Finco and one common share purchase warrant ("Warrant"). Each Warrant will be exercisable for one common share of Finco at a price of $1.00 per common share until two years following satisfaction of the Escrow Release Conditions (the "Expiry Date"). Upon completion of the plan of arrangement, the common shares and Warrants of Finco issuable upon exercise of the Subscription Receipts will be exchanged pursuant to the plan of arrangement into common shares and warrants of Dynamite and will not be subject to any statutory or exchange imposed trading restrictions. If the Escrow Release Conditions are not satisfied by August 31, 2007, the Escrowed Proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts will be cancelled.

In connection with the Offering, the Underwriters will receive a cash commission of 6% of the gross proceeds of the Offering, which amount will be paid to the Underwriters out of the Escrowed Proceeds upon release. The Underwriters were issued 3,375,000 compensation options (the "Compensation Options"), each Compensation Option entitling the Underwriters to acquire 3,375,000 Units at a price of $0.80 per Unit until two years from the Issue Date.

RISKS

Dynamite is in the business of exploring for minerals and metals. Its principal risks, as an exploration company, are that it must find and develop economic mineral resources and be able to fund the associated capital expenditures. The Company relies on equity financings to raise capital. There is no assurance that the Company will be able to obtain required financings in the future.

Exploration projects are reviewed at a very early stage to identify potential risks. Identified risks are addressed and risks which are considered to be excessive are mitigated before any project is approved.

CRITICAL ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in conformity with GAAP in Canada. The Company lists its significant accounting policies in Note 3 to its audited financial statements for the period ended July 31, 2006.

MULTILATERAL INSTRUMENT 52-109 DISCLOSURE

Evaluation of disclosure controls and procedures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting

The Chief Executive Officer and Chief Financial Officer, together with other members of management, after having designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with the issuer's GAAP as of April 30, 2007, have not identified any changes to the Company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting.

OUTLOOK

Tau Mining's Uranium Properties

In March, 2007, Tau Mining retained Caracle Creek International Consulting Inc. ("CCIC"), of Sudbury, Canada, to complete a NI43-101 Technical Report on its Kokomeren and Barskaun License uranium exploration properties, located in Kyrgyzstan. The Technical Report is based on due diligence studies completed by CCIC in 2006 and 2007. Tau Mining, through its 100% owned subsidiary, Long Alpha Mining Company LLC, owns 100% of the Kokomeren and Barskaun License Areas (the "Properties"), which are located approximately 90 kilometres south and 250 km southeast of Bishkek, Kyrgyzstan, respectively The Kokomeren and Barskaun License Areas are located within Kyrgyzstan's Tien Shan Mineral Belt, one of the most prolific uranium provinces in the world. Since exploration began in the 1940's, more than 300 uranium deposits have been recognized along the Tien Shan Mineral Belt. The region's reserves of uranium were originally mined to produce highly enriched uranium and plutonium for use in nuclear reactors and the nuclear arsenal of the former Soviet Union.

A tremendous amount of field data has been collected over the two License Areas by Soviet geologists since the early 1950's through various means, including geological mapping, trenching, detailed grab and chip sampling, diamond drilling, and geophysical and geochemical surveys.
By the 1960's, many areas of Kyrgyzstan had been subjected only to first pass reconnaissance exploration, designed to detect readily outcropping ore bodies. Uranium exploration in Kyrgyzstan was terminated in the late 1960's due to a political decision to shift production to other parts of former Soviet Union. **Hence, the uranium potential for discovery of significant economic uranium deposits in Kyrgyzstan remains very high.**

Kokomeren License.

The Kokomeren License Area is situated on the southern slopes of the Dzhumagal Ridge ingcentral Kyrgyzstan and occupies approximately 939 km2.gWithin the Kokermeren License lies the Orto-Kuganda uranium deposit. A former SovietgUnion C2 category resource, which is considered historical information and is not NI43-101gcompliant, was calculated on the basis of exploration results in 1961 and is summarized as follows:

- ***92,050 tonnes @ 0.127% U;***
- ***116.9 tonnes U total (136.8 tonnes U3O8 which equates to > 300,000lbs U3O8)***

The regional structure that is host to the Orto-Kuganda uranium deposit extends for several kilometers in both strike directions and remains, for the most, under-explored. The setting and type of mineralization is analogous to other intrusive-related uranium deposits such as Kok-Moinok in yrgyzstan, Kyyktal and Charkasar in Eastern Uzbekistan, Dzhantuar (7,154 tonnes U), Koscheka, and Rudnoe in Western Uzbekistan, Rossing in Namibia and the deposits that form the Elkon district in Eastern Siberia (250,000 tonnes U).

Average uranium grades of up to 0.104%, 0.38%, 0.048%, and 0.058% are reported among the dozens of mineralized showings over the Kokomeren Licence Area. A single mineralized zone was reported to be from 40 to 45 metres long and 1.0 to 1.5 metres thick with individual channel samples running as high as 0.76% U.

Barskaun License

The Barskaun Licence Area is situated in the Issyk-Kul Lake Region of eastern Kyrgyzstan and occupies approximately 311 km2. The Barskaun Licence Area incorporates more than 20 significant uranium occurrences, as well as a large number of radiometric and geochemical anomalies. Mineralized showings within the License Area have reported uranium grades (in individual channel samples) as high as 0.45% to 0.8%.

CCIC has reviewed Tau's proposed exploration program for the Kokomeren and Barskaun licenses and believes the concepts are properly conceived and justified, as the potential for the presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan.
An exploration program with a budget of $4,430,000 has been proposed to further examine the Properties

Other Opportunities in Kyrgyzstan & Infrastructure

Tau Mining is actively pursuing additional properties in the Tien Shan Mineral Belt as well as reviewing opportunities to hold direct and/or indirect equity in a downstream processing facility(s). Through its acquisition of Tau Mining, Dynamite will have the benefit of these efforts and expects to continue pursuing additional properties in the Tien Shan Mineral Belt.

Qualified Person
The technical and scientific information related to the Tau Mining properties is based on that compiled by CCIC and has been reviewed by Iain Kelso, P.Geo., Technical Manager with CCIC Canada and qualified person under NI43-101.

Canada

Lake Torrens
A 9 hole program will drill approximately 7,000 metres to test high priority drill targets located to the northeast, northwest and southwest of the original discovery hole (BD1) within the large (approximately 10 km2 surface area) IOCG system at Titan; and the western and south eastern portions of the large anomaly (approximately 10 km2 surface area) at Marathon South.

Mike Lake
The 2006 drilling program has identified additional significant gold results at the North Vein Zone, some of which carry significant accessory copper and silver values. The geometry of the mineralizing system appears to be more complex than first anticipated as the gold rich intersections occur in parts of the skarn horizons but are not restricted to these horizons. Additional work is underway to better understand the geometric controls of this system. Gold and bismuth are strongly coincident within the gold bearing intersections of the North Vein Zone and this correlation will be utilized within the extensive Mike Lake surface soil geochemical database to localize additional targets. Drilling in this phase of the program has produced encouraging results and we are currently planning next year's program to further define the property.

OUTSTANDING SHARE DATA

Stock Options

At June 15, 2007 the Company had outstanding incentive stock options to acquire common shares as follows.

Options Outstanding	Exercise Price	Expiry Date
690,000	$0.29	July 12, 2011
100,000	$0.25	March 9, 2012
100,000	$0.31	March 15, 2012
1,360,000	$0.55	March 22, 2012
150,000	$0.76	April 9, 2012
2,400,000		

Warrants

At June 15, 2007, the Company had outstanding warrants to acquire common shares as follows:

Number	Exercise Price	Expiry Date
2,233,000	$0.750	June 13, 2007
4,547,000	$$0.335	June 2, 2008
10,000,000	$$0.250	March 26, 2009
16,780,000		

Share Capitalization June 15, 2007

Authorized	unlimited number of common shares without par value
Issued and Outstanding at June 15, 2007	29,505,000
Options Outstanding at June 15, 2007	2,400,000
Warrants Outstanding at June 15, 2007	16,780,000

June 15, 2007

Lake Torrens IOCG(U) Project Technical Report (NI 43-101)

4th July 2007

Report for
Dynamite Resources Ltd

By
Robin Rankin
MAusIMM CPGeo

GeoRes
Project
GR0706

PO Box 2332 Bowral NSW 2576 Australia **Ph** +61(0)2 4872 4654 **Mob** +61(0) 408 724 811 **E-mail** robin.rankin@geores.com.au

Lake Torrens IOCG(U) Project - Technical Report (NI 43-101)

On mineral exploration properties subject to the
Tasman Resources NL / WCP Resources Ltd joint venture

Properties were in central South Australia and were covered by
Exploration Licences 2989, 3109, 3140, 3174, 3175, 3177, 3209, 3261, 3449 and 3634

Report for
Dynamite Resources Ltd

4th July 2007

By
Robin Rankin
MAusIMM CPGeo
E-mail: robin.rankin@geores.com.au

Project No.
GR0706

CONTENTS

TABLES

FIGURES

1 SUMMARY

This GeoRes document of June 2007 reports for Dynamite Resources Ltd (Dynamite) the status of the **Lake Torrens IOCG(U) Project**. The project entails geological mineral exploration, and the term IOCG(U) refers to iron (I) oxide (O) copper (C) gold (G) and uranium (U).

Lake Torrens Project is located around the north western end of Lake Torrens in the central part of the Australian state of South Australia. It consists of a package of ten mineral exploration properties, identified by unique Exploration Licence (EL) numbers, essentially centred on and ranged immediately around and adjacent to the western, northern and north eastern sides of the world class Olympic Dam copper gold mine (an IOCG deposit) and its surrounding tenements. The ELs inner boundaries are approximately 20km from Olympic Dam, which in turn is 6km north of the small town of Roxby Downs. Access and infrastructure to the area are very good, with sealed road, airport, nearby rail, and grid electricity. Access within the properties is also good as the terrain is very flat and fairly easily negotiated.

All project exploration property ELs are held by Perth (WA) based Tasman Resources NL (Tasman) and are collectively involved in a joint venture with Sydney (NSW) based WCP Resources Ltd (WCP). WCP's interests are now subject to an agreement with Dynamite. These ELs are administered by the Primary Industries and Resources department of South Australia (PIRSA) under the South Australian Mining Act, and all are in good order. Mandatory annual reporting to PIRSA on these ELs is on an amalgamated basis. EL renewal is subject to an annual Amalgamated Expenditure Agreement (AEA) with PIRSA, and the AEA for 2007 has been agreed. Exploration activities similarly require notification and approval through PIRSA and this has been completed for the planned exploration drilling in 2007.

Exploration is targeted at IOCG(U) deposits. These may occur in the basement rocks of the Gawler Craton, which here are under at least 300m of Stuart Shelf sedimentary cover. The robust geological exploration model is to find targets where geophysical gravity and magnetic highs coincide, and then to finesse them through subtle attention to the lower parts of the magnetic response on the flanks. Regional geophysical work shows that the Project ELs are in the best ranked areas on the craton.

Early exploration by the finders of Olympic Dam, Western Mining Corporation (WMC), enabled Tasman to focus their exploration on at least five prospect areas. Tasman conducted extensive geophysics and some deep drilling and discovered subdued mineralisation and (importantly) targeted Olympic Dam types of rocks in several areas. Titan is the most prospective and exciting target, with a forthcoming drilling program to test open spaces strongly indicated by the geophysics and trends in the initial drill holes.

The author's overall conclusion is that the Project tenement area is highly prospective for IOCG(U) deposits and that the initial exploration has already found indicative deposit type rocks, subdued mineralisation, and several very promising prospects. All permitting and logistics are in place to allow immediate further exploration.

Recommendations made focus on opportunities afforded by past exploration – including re-evaluation of geophysical data; wedging drill holes to achieve good coverage and introduce inclined drilling; analysis of the sample database; and optimisation of sampling practices.

2 INTRODUCTION

This report is introduced in terms of:

- Issuer – who the report is for.
- Purpose – of the report.
- Sources – of relevant information and data.
- Scope of inspections – by the author.

GeoRes was engaged for the report in early June 2007, with work commencing immediately. GeoRes assigned the report its project number **GR0706**.

2.1 ISSUER

Dynamite Resources Ltd (Dynamite) engaged Robin Rankin of GeoRes for the Lake Torrens IOCG(U) Project, and will be the Issuer of the report.

2.2 PURPOSE

This report has been prepared to provide a summary of scientific and technical information (a technical report) relating to a mineral exploration project on a mineral property material to the issuer. Its purpose is to fulfil requirements of Canadian securities regulatory authorities concerning technical reports of mineral projects. As such it is written according to the Canadian National Instrument 43-101 (NI 43-101) on "standards of disclosure for mineral projects).

2.3 SOURCES

Sources of information and data for this report were:

- Property owners:
  - Tasman Resources NL, of Perth, Western Australia, Australia.
  - Senior Geologists – Graham M Jeffress and Robert N Smith.
- Joint venturers:
  - WCP Resources Ltd, of Sydney, New South Wales, Australia
  - General Manager – Gavin Daneel.
- Government regulators :
  - PIRSA, of Adelaide, South Australia, Australia.
- Title research experts:
  - Hetherington Exploration & Mining Title Services Pty Ltd, of Willoughby, New South Wales, Australia
  - Mineral Properties Consultant – Anshu Jayaweera.
- Drill hole core servicers:
  - Challenger Geological Services, of Adelaide, South Australia, Australia.
  - Proprietor – Stephen W Batty.
- Geological consultants:
  - John B Seeley, of Sutton, New South Wales, Australia.
  - Peter Harris, of Stratus Resources, Noonamah, Northern Territory, Australia.
- Geophysicists and contractors

2.4 SCOPE OF INSPECTIONS

The author personally included the following inspections of or involving the property:

- Data – paper, digital and verbal:
  - At WCP's offices in Sydney – on the 7th of June, 2007.
  - At Tasman's offices in Perth – between the 12th and 14th of June, 2007.
- Property:
  - Visit to the property EL 3209 by vehicle from Roxby Downs – on the 15th of June, 2007.
  - Included visiting the "Titan" (west side of EL) and "Marathon South" (east side of EL) prospects.
- Drill hole collars (during property visit):
  - Located most drill hole collars in the Titan prospect and one in the Marathon South prospect (see details below).
  - Measured collar locations by GPS (for verification).
- Drill hole core:
  - Visit to Challenger Geological Services premises in Adelaide.
  - Sighted complete and continuous core boxes from 2 holes – TI002 (Titan prospect) and MS002 (Marathon South prospect).
  - Viewed and photographed most of the individual core boxes and core from TI002.

3 RELIANCE ON OTHER EXPERTS

Of all of the external sources of property data (mentioned above) that the author (the "qualified person" here) used here the author was of the professional opinion that it originated from personnel who would have constituted qualified persons or experts. This impression was either gained first hand from experience or was assumed through the professional standing of the organisations they represented (such as PIRSA and Hetherington).

However, notwithstanding the previous general opinion, GeoRes disclaims responsibility for those aspects of the reported data that could not be directly verified, or verified in time. This included (but may not be limited to through omission) the reliance on the:

- sighted (presumably sampled and assayed) drill core actually originating from the drill hole locations;
- veracity of the airborne geophysics;
- veracity of all the sample assays;
- veracity of the property title details and standing in law.

4 PROPERTY DESCRIPTION AND LOCATION

The Lake Torrens Project property details are described in terms of:

- Area – the total surface area covered by the properties.
- Location and coordinates – with regional and local location maps, and the various coordinate systems utilised with the project.
- Property tenure – the ten mineral Exploration Licences (ELs) defining the properties and tenure.
- Title – details of the Issuer's interest, title ownership, EL titles, obligations, and expiry dates.
- Boundary location – how the EL boundaries are defined and how they were verified here.
- Known features.
- Agreements and encumbrances – with the property may be subject to.

- Environmental liabilities.
- Permits required – to operate and maintain the project.

4.1 AREA

The total surface area of the properties constituting the project (and individually detailed below) is 4,312 km^2.

4.2 LOCATION & COORDINATES

Property location is described in terms of:

- Location – of the exploration properties.
- Coordinates – systems and units used in the mapping.

LOCATION

The Lake Torrens project is located around the north western end of Lake Torrens in the central part of the Australian state of South Australia. It consists of a package of ten exploration properties. These are centred on and ranged immediately around and adjacent to the western, northern and north eastern sides of the large Olympic Dam copper gold mine and its surrounding tenements (owned and operated by BHP Billiton (BHPB)). The inner boundaries are approximately 20km from Olympic Dam, which in turn is 6km north of the small town of Roxby Downs. Andamooka, the other town in the immediate region, lies approximately 30km to the east of Roxby Downs, just outside the properties. The following Figure illustrates the regional location of Roxby Downs, Andamooka and the Project.

Figure 1 Regional location


Roxby
Downs
Andamooka
Leigh
Creek
Woomera
Port Augusta
Whyalla
Port Pirie
Port
Lincoln
ADELAIDE

The following Figure illustrates the generalised project location. The ten individual exploration properties (details below) are situated within the red oval shape.

Figure 2 Project location


Olympic Dam Village
Roxby Downs
Andamooka
Leigh Creek
LAKE
TORRENS
NATIONAL
PARK
Woomera
LAKE
GAIRDNER
NATIONAL
PARK
Quorn
Port Augusta
0
20
40
60
80
100 km
SCALE
N

COORDINATES

Location coordinate systems in Australia have differed with the era of the mapping over the last 30 years – and within the timescale of the property tenures here. Topographic base maps are usually either in the superseded metric systems ISG or AMG. The current topographic mapping system is metric GDA94.

Past project field work used GPS technology and reported coordinates in the AMG system. Current work utilised UTM projection and the WGS84 datum. In the project area the new WGS84 system differs by approximately 150m from the older AMG system.

The property ELs listed below used the Australian datum AGD66, and were described in documentation in terms of latitudes and longitudes.

4.3 PROPERTY TENURE

The Lake Torrens Project consists of a package of **ten** (10) mineral exploration properties, identified by unique Exploration Licence (**EL**) numbers, which carry the legal exploration tenure. ELs are administered by the Primary Industries and Resources department of South Australia (PIRSA) under the South Australian Mining Act, and are maintained on an annual basis. ELs carry obligations for agreed annual expenditure on mineral exploration (see below also), and annual relinquishment of agreed percentages of licence area. The operation of the licensing is through mandatory reporting of expenditure and activities by the licence holder to PIRSA. Mandatory annual reporting to PIRSA on these 10 ELs is on an amalgamated basis.

The following Table lists the current project property EL details. These details were independently supplied by Hetherington Exploration & Mining Title Services Pty Ltd (Hetherington), as extracted from the South Australian data query service SARIG. This data extraction forms part of an independent report on property titles currently being prepared by Hetherington.

Table 1. Property ELs

EL	Area (km^2)	Granted	Expiry	Licensee	Operator
2989	873	25/7/2002	24/7/2007	Tasman Resources	Tasman Resources
3109	244	24/7/2003	23/7/2007	Tasman Resources	Tasman Resources
3140	440	15/10/2003	14/10/2007	Tasman Resources	Tasman Resources
3174	363	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3175	12	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3177	402	10/3/2004	9/3/2007	Tasman Resources	Tasman Resources
3209	1,298	11/5/2004	10/5/2007	Tasman Resources	Tasman Resources
3261	160	14/10/2004	13/10/2007	Tasman Resources	Tasman Resources
3449	47	15/11/2005	14/11/2007	Tasman Resources	Tasman Resources
3634	473	9/10/2006	18/10/2007	Tasman Resources	Tasman Resources

All of the Lake Torrens Project ELs are in good standing. Appendix 3 contains a PIRSA statement to Hetherington to that effect. Expired EL dates in the Table above are due to the time delay in PIRSA's update of the public SARIG database. Renewals have been lodged and are pending (confirmed by PIRSA and Hetherington) and their licences remain in operation (refer to the Expiry section below for further comment). The following Figure illustrates the property EL locations.

Figure 3 Property EL locations


N
W
E
S
EL3174
Stuart Creek
Finniss Springs
Callanna
Marree
EL3174
EL3140
Millers Creek
EL3109
EL3140
EL2989
EL3200
Old Peralkylla
EL3177
Andamooka
EL3175
Edicara
EL3261
EL3449
0
25
50
kilometres

Administration and renewal of the ELs is an ongoing process and thus for several listed above the details are under current consideration by PIRSA. As the current project has been operating since approximately 2000, with annual partial relinquishments the current total area of ELs is less than at commencement. Rationalisation of the properties over that time has also seen several re-numbered.

4.4 TITLE

Title to the exploration property is described in terms of:

- Issuer's interest – in the Project.
- Title ownership – of the mineral Exploration Licences (ELs).
- Surface rights.
- Obligations – of the owner/operator to retain the property.
- Expiry dates – of the property titles.

ISSUER'S INTEREST

The Lake Torrens Project exploration properties are owned by Tasman Resources NL (Tasman) based in Perth, Western Australia.

WCP Resources Ltd (WCP), based in Sydney, New South Wales, signed a formal Joint Venture agreement with Tasman to farm-in to the Lake Torrens Project, and can earn 65% of the Project over 5 years by spending AU$6.5M. WCP would be the operator of the Project.

This report's issuer, Dynamite Resources Ltd (Dynamite), has subsequently entered into a binding heads of agreement with WCP to earn 50% of WCP's interest by spending AU$6.5M. Dynamite can increase its interest in the Project to 51% by paying an additional pre-determined amount to WCP. WCP will operate the Project on behalf of all parties.

TITLE OWNERSHIP

All Project mineral exploration property EL titles are held 100% by Tasman Resources NL (Tasman).

SURFACE RIGHTS

Neither the exploration title owners nor their joint venturers (mentioned below) hold any surface rights above the mineral properties. These remain with the pastoralists currently occupying the area. The following Figure shows the various surface pastoral holdings on the project.

Figure 4 Surface holdings


STUART CREEK
ANDAMOOKA
ROXBY DOWNS
ANDAMOOKA

The following Table lists the current project property ELs with the surface holding details.

Table 2. Surface holdings		
EL	Surface holding	Owner / Lessee
2989	Mulgaria Witchelina	Rob Savage Scott Macintyre
3109	Stuart Creek	BHPB
3140	Mulgaria Stuart Creek	Rob Savage BHPB
3174	Billa Kalina Stuart Creek	Col Greenfield BHPB
3175	Andamooka	BHPB
3177	Billa Kalina	Col Greenfield
3209	Billa Kalina Mulgaria Stuart Creek	Col Greenfield Rob Savage BHPB
3261	Parakylia	
3449	Parakylia	
3634	Parakylia	

OBLIGATIONS

The Mining Act mandates that to retain EL ownership exploration be carried out (with a specified monetary expenditure) on an annual basis, and that the EL area be reduced (partly relinquished) annually by a specified or negotiated percentage. On surface access the South Australian Mining Act provides fully for free access to the properties by EL holders, providing the (mostly) environmental EL conditions are met.

Here the project properties fall within an Amalgamated Expenditure Agreement (AEA) between Tasman and PIRSA, first approved on 25th September, 2003.

The fourth renewal (AEA 2006) was done on 28th of August 2006. It required 2006 spending of AU$475,000 and the relinquishment of 20% of the area. Tasman spent AU$268,000. Tasman justified that figure as adequate as its combined spending to date of AU$4,244,000 was some 13% higher than the required total of AU$3,770,000, and it had spent AU$2,024,000 in 2002. On relinquishment Tasman agued that the existence of two current joint ventures over distinctly different parts of the properties mitigated the reduction and it proposed 10%.

Tasman have recently been in negotiation (letter of 18th May 2007) with PIRSA over the 2007 AEA extension to 31st December 2007, and PIRSA agreed to it on 20th June 2007 (Appendix 4).

The AEA extension agreed to by PIRSA for the current calendar year 2007 is for:

- Expenditure of AU$950,000. This would maintain Tasman's spending at 10% above the required cumulative total.
- Relinquishment of 10% of the combined property area.

General EL conditions require half yearly summary reports and annual detailed reports be submitted to the Director of Mines. A recent letter form PIRSA (Appendix 3) indicates that many of these reports are currently due.

EXPIRY DATES

All ELs are current. The several expired EL dates in the Table above are due to the time delay in PIRSA's update of the public SARIG database. Their renewals have been lodged and are pending (confirmed by PIRSA (Appendix 3) and by Hetherington). During this administrative phase their licences remain in operation, and current AEA expenditures (Appendix 4) exploration operations (Appendix 5) on them have been approved by PIRSA.

4.5 BOUNDARY LOCATION

Property ELs in South Australia are defined in terms of lines of latitude or longitude, measured in degrees and minutes. This is a graticule system, with the ELs composed of aggregations of square blocks of the smallest unit. Thus the edges are orientated either north/south or east/west (except where irregular features are encountered, such as water edges). These units are displayed on government topographic maps, with the major units generally drawn on the maps with grid lines. These tenements are only defined on the paper licences – not pegged on the ground. The official licence includes the boundaries plotted on a topographic map,

For this report the property in the centre of the area, EL 3209, was visited. Its' location was convincingly verified by comparison of the licence boundary plot with a standard topographic map of the area, and by finding coincident locations on the ground. Past exploration drill hole collars were also located (see below) on the property, with their positions verified by GPS measurements.

As EL 3209 licensed location matched exactly with inspection on the ground, and all of the other ELs were licensed in the same way, by extrapolation the assumption was made that their boundary locations would similarly be verifiable.

The following Figure shows the formal EL 3209 licence boundary, plotted as a thick black line.

Figure 5 EL 3209 licence boundary plot


136°40'
137°00'
137°20'
30°00'
30°20'
30°40'
Shuud Creek PSE
Woomera Prohibited Area
OLYMPIC DAM VILLAGE
Andamooka PSE
Lake Torrens
SCALE 1:500 000
KILOMETRES
LICENCE GRANTED IN : DATUM AGD66
GDA

For this location verification purpose the Borefield Road leading north from Olympic Dam was a base line, was traversed for some 20km, and had distances of marked features compared. These checks were all consistent with the EL noted location. The most prominent features, marking the approximate southern boundary of EL 3209, were the bend in the road some 10km north of Olympic Dam, coincident with the E/W dog fence (both marked on the Figure above).

Past exploration drill hole collars were visited on the EL 3209 property. Their positions were measured by GPS and then compared with mapped locations and the drill hole logs supplied by Tasman. After the logged positions in AMG were converted to GDA used by the GPS the position comparisons were found to be very good. They are given in the following Table.

Table 3. Drill hole collar verification by GPS

Drill hole	Collar logs		GeoRes GPS		Difference	
	East AMG (m) > GDA (m)	North AMG (m) > GDA (m)	East GDA (m)	North GDA (m)	East (m)	North (m)
BD1	676,960 > 677,089	6,663,105 > 6,663,277	677,352	6,663,132	+263	+145
TI001	677,345 > 677,474	6,662,721 > 6,662,893	677,475	6,662,893	+1	0
TI002	677,335 677,464	6,662,701 6,662,873	677,466	6,662,872	+2	-1
TI003	677,545 > 677,674	6,662,250 > 6,662,422				
TI004	677,609 > 677,738	6,662,753 > 6,662,925	677,742	6,662,931	+4	+6
TI005	678,152 > 678,281	6,663,830 > 6,664,002				
TI006	677,400 > 677,529	6,662,565 > 6,662,737	677,531	6,662,735	+2	-2
TI007	677,465 > 677,594	6,662,515 > 6,662,687	677,595	6,662,688	+1	+1
TI008	677,996 > 678,125	6,662,724 > 6,662,896	678,127	6,662,897	+2	+1
MS001	697,692 > 697,821	6,648,563 > 6,648,735	697,822	6,648,733	+1	-2
MS002	698,002 > 698,131	6,648,473 6,648,645				
MS003	699,719 > 699,848	6,651,791 > 6,651,963				
MS004	699,885 > 700,014	6,649,515 > 6,649,687				

4.6 LOCATION OF KNOWN FEATURES

Within the properties there were no known proven mineralised zones, mineral resources or mineral reserves. Neither were there any mine workings or mineral processing residues.

The only known general improvements are the various very widely spaced farm tracks. Crossing the centre of the area is a well formed dirt road, the Borefield Road, put in by the Olympic Dam mine, along which there are well preserved and maintained (and presumably some operating) water bores.

The prominent natural feature in the area, and specifically outside the property boundaries, is Lake Torrens. This only very rarely contains water, but is a gazetted National Park.

4.7 AGREEMENTS AND ENCUMBRANCES

Agreements and other encumbrances to which the properties might be subject to are described in terms of:

- Joint Venture (JV).
- Aboriginal claims.

JV

Property owner Tasman Resources NL has formed a joint venture (JV) agreement[1] with WCP Resources Ltd (WCP) in which WCP may earn up to 65% interest in certain included minerals found within the properties through undertaking exploration.

NB: It is important to note that the JV included minerals refer specifically to those in the **basement rocks** (see below).

ABORIGINAL CLAIMS

A specific encumbrance or notification deriving from the EL is that the EL confers no rights to operate on "native title land". Several overlapping Aboriginal land title claims exist over the on the area. Tasman has amicable Part 9B (of the Mining Act) agreements with the majority of them. Part 9B of the act requires a Licence Holder to obtain an agreement with Native Title Holders before exploring on Native Title Land. Here these generally oblige Tasman to consult with the groups about planned activities. The groups are:

- Barngarla Native Title Claimants (signed 14/5/2002).
- Arabunna People's Native Title Claim.
- Kokatha Native Title Claimants.
- Adnyamathanha.
- Kuyani.

[1] DLA Phillips Fox, ?. Farmin and joint venture agreement, Lake Torrens IOCGU Project.

The following Figure illustrates the overlapping Aboriginal claims on the area.

Figure 6 Aboriginal native title claim areas



4.8 ENVIRONMENTAL LIABILITIES

As far as is known the properties are not subject to any general environmental liabilities.

The Mining Act requires that exploration disturbances be minimised and rehabilitated. This would apply to existing exploration, particularly drill hole pads. It was observed during the site visit that many of the project drill hole pads had very recently been fully rehabilitated. However some disturbances, and old exploration consumables, remain scattered about.

Before any potentially ground disturbing activities are undertaken a declaration of environmental factors must be submitted.

4.9 PERMITS REQUIRED

As far as is known the properties are fully permitted for exploration in 2007.

WCP (the Project operators) recently received approval (letter of 6th June 2007) from PIRSA for the exploration drilling program proposed for 2007 (Appendix 5).

EL requirements for agreements with native title holders for exploration activities is *catered for* by the current agreements made by Tasman and the Aboriginal title holders in the region (see above).

The Director of Mines must be approached and/or notified of all intended mineral exploration. This specifically includes approval for earthworks and use of drilling equipment, and written notice must be given of airborne surveying and groundwater investigations. Written approval must be gained for work for which environmental factors have been notified, and specifically for any work within 100m of Lake Torrens.

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Geographical details of the properties are described in terms of:

- Topography.
- Access.
- Population centres and transport.
- Climate and operating season.
- Mining requirements.

All of these features would apply nearly equally to all ten properties here.

5.1 TOPOGRAPHY

Topography of the properties is described in terms of:

- Surface topography
- Elevation
- Vegetation

SURFACE TOPOGRAPHY

The surface topography of the whole region containing the properties is one of an almost flat plain. It is broken only by very small jumps in elevation along escarpments to slightly higher pavements (geologically layer driven). A typical escarpment measured by GPS was of the order of 25m high. The flatness is illustrated by the maximum measured elevation difference over 30km being only ~50m (see below). Occasional low ridges mark slightly more resistant underlying rocks. The following Figure illustrates the flatness.

Figure 7 Typical flatness of topography



Drainage channels are sporadic and frequently only lead to internal flat (usually dry) clay pans. Some of these pans are large, kilometres across. The Lake Torrens depression to the south east of the properties is the predominant feature in the area, with drainage that does go somewhere orientated to getting there.

Across these flattest lowest plains is a set of low parallel wind-blown sand dunes, orientated approximately east west. Spacing between the dunes is typically several hundreds of metres. In the western parts these dunes appear to overly a (presumably) older set of north south oriented dune-like features.

The following Figure illustrates clay pans, sand dunes and flatter plains.

Figure 8 Typical topographic features



The nature of the drainage patterns was a desert one typical of occasional rainfall falling on a nearly bare surface (see below).

ELEVATION

This part of central South Australia north of the Spencer Gulf is one of very low elevation above sea level, characterised by internal drainage to enormous flat pans. Some of these pans are below sea level by some tens of metres.

The mean elevation over the property EL 3209, measured by GPS during the visit, was ~85m above sea level. The maximum was 124m, the lowest 67m. This ~50m range was over 30km horizontally.

VEGETATION

Vegetation in the project region is characteristic of a desert or semi-desert setting. Here the vegetation deals with periodic rainfall interspersed with much longer dry or drought periods. Vegetation is sparse, ranging from flat plains with scattered low shrubs only to slightly hillier areas containing mixed shrubs and small trees. The dunes are marked by better established small trees. During the visit there was little or no grass cover observed.

The following Figure illustrates typical vegetation, with bushes or trees in the dunes and very little on the inter-dunal areas and the plains.

Figure 9 Typical vegetation



5.2 ACCESS

Access to the properties is principally from the local town of Roxby Downs. The town are illustrated in the locality Figures above.

Access to the properties from Roxby Downs is via unsealed roads or farm tracks. Crossing the centre of the area is a well formed dirt road, the Borefield Road, put in by the Olympic Dam mine. Farm tracks leading of it are random and sporadic, and fence lines may also serve as tracks.

Where tracks cross sand dunes it would frequently be necessary to utilise vehicle four wheel drive. Tracks used for moving heavy vehicles, such as drilling rigs, require the placement of heavier clay materials on dune crossings.

5.3 POPULATION CENTRES AND TRANSPORT

Population and transport near the properties is described in terms of:

- Local towns
- Transport

LOCAL TOWNS

The closest population centres to the properties are the small towns of Roxby Downs and Andamooka. The older town of Andamooka is some 30km east of Roxby Downs. The Olympic Dam mine has reinvigorated Roxby Downs.

Roxby Downs is some 26km south of the southern boundary of the central property EL 3209, and Andamooka is approximately 5km south west of the south eastern corner of the same property.

The large regional population centre of Port Augusta, at the top of the Spencer Gulf, is some 240 km to the south south east of Roxby Downs.

TRANSPORT

Transportation to Roxby Downs is available by road or air. Rail access is available to the next town to the south, Woomera. These access means are illustrated on the location Figures above.

Road access to Roxby Downs is from the regional centre of Port Augusta at the top of the Spencer Gulf. That city is some 240 km to the south south east of Roxby Downs. It is reached via sealed road from Woomera and then by sealed highway (the Stuart Highway leading to the Northern Territory) from Port Augusta. Adelaide, the capital of South Australia, is some 320 km further south of Port Augusta.

Access by air to Roxby Downs is well provided for by an all weather sealed airstrip at the Olympic Dam village 6km north of Roxby Downs. Commercial flights operate daily to Olympic Dam from Adelaide.

Rail access is available through a stop on the Central Australian Railway at Pimba, very close to Woomera. This line links Port Augusta with the Northern Territory.

5.4 CLIMATE AND OPERATING SEASON

Operation at the properties may be regulated by:

- Climate
- Operating season

NB: Neither of these factors is known by the author in detail for the property area. And one event which impacts on the operating season, rainfall, is sporadic anyway and thus not knowable.

CLIMATE

Climate details were obtained from the Bureau of Meteorology[2] for the town of Andamooka. They represent average measurements gained over the last 40 years.

Climate at the properties is characteristic of a semi-desert, and is seasonal. Summer is very hot, with mean maximums from November to March above 30°C and minimums in the same period about 20°C. In winter the days are temperate, with mean maximums of approximately 20°C from June to August, but the nights are cold, with minimums in the same period of approximately 8°C.

[2] Australian Government Bureau of Meteorology. Monthly statistics on the national web site.

The following Figures plot the maximum and minimum monthly temperatures.

Figure 10 Monthly maximum temperatures


Mean maximum temperature (°C)
0
10
20
30
40
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Month

Figure 11 Monthly minimum temperatures


Mean minimum temperature (°C)
0
5
10
15
20
25
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Month

Rainfall for the area is low, with an annual average of just 197mm. It is fairly evenly spread throughout the year, averaging just less than 20mm, with the slightly drier months from July to October. The following Figure plots the monthly rainfall

Figure 12 Monthly rainfall


Mean rainfall (mm)
5
10
15
20
25
30
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Month

Humidity is low, mean relative humidity at 3pm averaging approximately 30%.

OPERATING SEASON

The traditional exploration operating seasons in Australia largely correlate with the cooler months where maximums are less than 30°C.

At this project temperature would give an approximately 8 month long comfortable operating period form April to November. However with the low humidity all year it would be possible to operate all year. Rainfall does not appear to play a part here as it is too low. Heavy rainfall events are expected to occur sporadically, and would stop operation for a number of weeks afterwards.

The nearby Olympic Dam mine operates all year.

5.5 MINING REQUIREMENTS

The sufficiency of various elements of the project to sustain subsequent mining is described in terms of:

- Surface rights
- Power
- Water
- Personnel
- Tailings storage areas
- Waste disposal areas
- Heap leach pad areas
- Processing plant sites

NB: The author is not a mining engineer, nor does he know the specific details of South Australian mining law relating to the conversion of ELs to mining leases. However he comments here using his general experience with mining as it stems from geology.

SURFACE RIGHTS

It is not known what mining rights extend from exploration licence (EL) rights. It is known that they are not sufficient in themselves for mining operations, with the usual route to mining being to secure a Mining Lease (ML) title over a specific deposit.

POWER

Electrical power is available from the national grid network to the Olympic Dam mine and to Roxby Downs, the nearest locations to the properties. With the easy nature of the topography it is believed that an overland power line would be simple to erect from those locations to the properties. It is not know what encumbrances or capacity may apply to the on the electricity supply to Olympic Dam and Roxby Downs.

WATER

There are no nearby surface supplies of water to the properties. It is not known what water the nearby Olympic Dam mine relies on. However it is known that the mine has an installed water bore field available to it – derived from wells sunk along the Borefield Road that traverses several of the properties. It is not known what access there might be to water from these wells.

PERSONNEL

The region is extremely sparsely populated, and therefore it is unlikely that many local personnel would be available to a mining operation. The nearby Olympic Dam mine has brought in many of its own personnel, either on a FIFO basis or to be housed in their own village. The need to attract semi-residential mining personnel is very common under current Australian mining conditions, with the ease of this largely determined by remuneration levels.

It is known that local accommodation is extremely tight, given that Olympic Dam itself is in an expansive phase.

TAILINGS STORAGE AREAS

The limited current use of land would imply that there would be very little problem with availability of surface space for tailings dam storage.

The area's flat topography (mentioned above) does not provide for any valleys that could form tailings dams. Consequently all or most dam walls would have to be constructed up from surface.

WASTE DISPOSAL AREAS

No comment can be made on availability of space for waste disposal, nor on the permissions required or the environmental obligations.

HEAP LEACH PAD AREAS

The limited current use of land would imply that there would be very little problem with availability of surface space for heap leach pads.

PROCESSING PLANT SITES

The limited current use of land would imply that there would be very little problem with availability of surface space for processing plant sites.

6 HISTORY

The history of mineral exploration on the properties is described in terms of:

- Prior ownership
- Results of previous work
- Historical resource and reserve estimates
- Past mineral production

History of past mineral exploration and/or extraction is only known from approximately the last three decades. It is believed that there were no exploration or mining activities that would be significant in today's terms on the properties prior to that. Maps indicate however that small time fossicking for gems stones, such as opals, did occur in the area.

6.1 PRIOR OWNERSHIP

A search has NOT been done to determine past holders of ELs on land subject to the current property titles.

However the exploration prior to Tasman's, which provided the incentive to become involved here, was undertaken by the now defunct Western Mining Corporation (WMC). Their work operated under approximately the same EL regime as today. WMC discovered the Olympic Dam deposit and commenced mining of it. Part of their regional near mine exploration was on land now within the Tasman properties.

6.2 RESULTS OF PREVIOUS WORK

WMC undertook considerable geophysical surveys in the area, and drilled various deep drill holes on identified targets (one in 1976 in an area visited for this report). Some of these holes constituted individual projects. None were subsequently explored in detail, presumably because the Olympic Dam mine deposit itself was sufficiently large to become the centre of focus.

6.3 HISTORICAL RESOURCE AND RESERVE ESTIMATES

No known mineral resource or reserve estimates on the properties are known of.

6.4 PAST MINERAL PRODUCTION

No known mineral production on the properties is known of.

It is known that small scale very shallow extraction of gems stones, such as opal, has occurred. Locations and quantities are unknown.

7 GEOLOGICAL SETTING

Geological setting notes are described for the:

- Regional and local setting
- Project setting

The project geology in summary is that of a thick (>300m) cover sequence of Stuart Shelf sediments underlain by ancient basement. Mineralisation in the basement is the subject of the JV and this report. Nowhere in the Project area does the basement outcrop, and until this Project very few drill holes had ever intersected it.

Geological notes following were collated principally from WMC[3] and Tasman[4] project reports. The Tasman geology was after Preiss (1987), Drexel et al (1993), Preiss et al (1998), Preiss and Cowley (1999) and Preiss (2000).

7.1 REGIONAL AND LOCAL GEOLOGICAL SETTING

The project area is located on the north eastern edge of the Achaean Gawler Craton. These early to middle Proterozoic basement rocks are overlain by younger predominantly sedimentary rocks.

The sedimentary rocks in the project area are Adelaidean and Cambrian in age, were deposited flatly in the Adelaide Geosyncline west of the Torrens Hinge Zone (which runs N/S approximately along the western shore of Lake Torrens), and are termed the Stuart Shelf platform rocks. The lowermost of these

[3] WMC,1991. Partial relinquishment report for period to October 1991. PIRSA (previously SA Dept of Mines and Energy). pp2-4
[4] Tasman, 2006. Joint annual technical report for year ending December 2006. pp 9-11

Adelaidean rocks form the Pandurra Formation. Above these are the Callana Group, then the Burra Group, then the Umberatana Group and finally the Wilpena Group.

The Pandurra Formation is a fluvial red-bed sequence of arenites and argillites with thin but widespread conglomerate lenses. The unit was deposited in a NW/SE trending fault controlled basin across the southern half of the Stuart Shelf. Erosion and glaciation (and perhaps on-going isostatic and structural movements) have resulted in considerable topography on the upper surface of the Pandurra Formation. This unconformity represents a hiatus of approximately 700Ma.

Unconformably overlying the Pandurra Formation and the time-equivalent basement erosion surface is a thick succession of flat-lying Adelaidean sediments.

Sediments of the Callana Group were deposited in non-marine to marginal marine rift valleys. Thick sequences of evaporitic clastics and carbonates followed minor mafic volcanism. The Callana Group hosts many small copper
deposits, such as Clara St. Dora and the old Blinman Mine further south. Many of these copper deposits are associated with disrupted and brecciated zones that are thought to be diapirs. Because of its palaeogeographical setting, its numerous small copper deposits, and its similarity to the Copper belt district in Zambia, the Callana Group has been an exploration target for stratiform copper mineralisation for many years (Rowlands et al., 1978; Lambert et al., 1987).

The overlying Burra Group was also deposited in a rift setting. The most significant base metal sulphide deposit in the Burra Group was the copper mineralisation at the Burra Mine, but there are many other minor copper, gold and lead-zinc occurrences.

The Umberatana Group contains rocks from two major glacial periods and includes a thick marine sequence of partly sulphidic and carbonaceous shales, the Tapley Hill Formation. Many of the gold occurrences in the Flinders ranges occur within the Umberatana Group, predominantly in the eastern part of the Flinders Ranges. The Tapley Hill Formation hosts several small copper deposits, for example at the old Kapunda Mines (65km NNE of Adelaide) and at the Myall Creek prospect on the Stuart Shelf.

The youngest Adelaidean sediments belong to the Wilpena Group, also a marine succession of clastics and carbonates. The Wilpena Group contains few sulphide occurrences with the notable exception of the Bunyeroo Formation, a red shale rich unit that hosts many small copper occurrences (Mawson and Segnit, 1949; Eberhard, 1977).

Following a break, marine sedimentation resumed in the Adelaide Geosyncline during the Cambrian with deposition within the Arrowie Basin. In the northern Flinders Ranges the Andamooka Limestone and its equivalents host lead-zinc mineralisation at many locations, notably at the mining centres of Ediacara (in the Ajax Limestone (Nixon, 1967, Johns, 1968) and Puttapa (in the Ajax Limestone (Rangott and Sear, 1975).

Sedimentation in the Adelaide Geosyncline terminated with the onset of the Cambro-Ordovician Delamerian Orogeny, and rocks affected by this orogeny are referred to as the Delamerian Fold Belt (Preiss, 1987). Both the Adelaide Geosyncline and the Delamerian Fold Belt are bounded to the west by the Torrens Hinge Zone (THZ). West of the THZ the sediments of the Stuart Shelf are not folded or are only weakly deformed, whereas to the east of the THZ the Adelaide Geosyncline sediments are strongly folded and faulted. During the Delamerian Orogeny many early faults that are thought to have been active during rifting were reactivated and may have played significant roles in the channelling of mineralised solutions. The major Norwest Fault that passes through the Lake Torrens Project is such a structure.

The following Figure (after Reeve, et al, 1990) illustrates a simplified geological NE/SW cross-section across the Gawler Craton and through Olympic Dam. It runs from Ceduna on the sea at left and Marree near Lake Eyre at right. The yellow is Andamooka limestone; and the shades of green the Wilpena,

Umberatana and Pandurra sediments. In this Figure the Lake Torrens properties are in the same general location as Olympic Dam.

Figure 13 Gawler Craton cross-section


0
100
kilometres
STUART SHELF
ADELAIDE GEOSYNCLINE
GAWLER CRATON
A
Ceduna
Olympic Dam
TORRENS HINGE ZONE
Marree
B
1km
2km
3km
UNDIFFERENTIATED ADELAIDE GEOSYNCLINE SUCCESSION
MAFIC INTRUSION

7.2 PROJECT GEOLOGICAL SETTING

The northern part of the project area is mostly wide plains underlain by flat-lying Cretaceous sediments. Scattered mesas are capped by Tertiary duricrust. The north-eastern portion contains the wide alluvial systems of Screech Owl Creek and Gregory Creek that both flow northwards into Lake Eyre South. The plains typically contain substantial gibber contents, consisting mainly of Tertiary sandstone and silcrete, but also including some well-rounded pebbles and boulders of Adelaidean quartzite. Longitudinal sand dunes occur in this northern region but are more abundant toward the south, especially south of Mulgaria Homestead where they are the dominant land feature. Within the dune systems are several clay pans of which the largest is Airport Clay pan, site of one of Tasman's geochemical anomalies. On the north-eastern side of the project area, where it encroaches on to the edge of the Willouran Ranges, the topography is hilly with thin soils. Other hilly exposures of the Adelaidean sediments, but with lower relief, occur immediately north of Lake Torrens.

Surface exposures within the project area are dominated by sedimentary rocks that were deposited in four broad periods: Quaternary/Tertiary, Mesozoic (the Eromanga Basin), Cambrian (the Arrowie Basin) and Adelaidean (the Adelaide Geosyncline and Stuart Shelf). The Quaternary sediments are represented by widespread deposits such as alluvium, colluvium, sand dune systems, playa deposits, soils and lag surfaces. These are the materials that have been sampled during Tasman's geochemical exploration program. Where exposed in the project area, the Tertiary sediments are generally represented by erosional debris or as duricrust cappings of silcrete and gypcrete. The debris consists of red sandstone and Adelaidean pebbles derived from eroded alluvial deposits, and silcrete and silicified sediments derived from the Tertiary weathering surface

Mesozoic sediments in the project area are dominated by the Bulldog Shale, a sedimentary unit that occurs in the Eromanga Basin beneath large areas of northern South Australia. Where exposed in the Lake Torrens Project the Bulldog Shale is a grey marine mudstone, with numerous, large, well-rounded boulders in its basal
section. Many of these boulders litter the surface in parts of the project area. Although it occurs widely throughout the project area, the Bulldog Shale is generally covered by colluvium, swelling clays and a lag of silcrete and sandstone pebbles on wide, flat plains. Exposures of the Bulldog Shale are confined to the flanks of mesas and some drainage cutaways. Apart from an association with opal occurrences in the Andamooka region, the Bulldog Shale and other Mesozoic sediments are not known to host

significant base metal or precious metal mineralisation, however many of Tasman's strongest geochemical anomalies are underlain by this unit.

Cambrian rocks are represented chiefly by the Andamooka Limestone, a flat lying unit of the Stuart Shelf. It is a massive, fossiliferous, dolomitic limestone and dolomite that is exposed in outcrop around the northern tip of Lake Torrens and also about 12km west of Mulgaria Homestead. Stratigraphic equivalents of the Andamooka Limestone host MVT style lead-zinc sulphide mineralisation elsewhere in the Adelaide Geosyncline, for example at the Ediacara field, and zinc silicate (willemite) mineralisation at the Puttapa Mine. Two areas of some interest for MVT style mineralisation within the Lake Torrens Project, both within Andamooka Limestone, are the area
around the OK copper workings on the northern tip of Lake Torrens, and the Peninsula Prospect area on the western shore of Lake Torrens. The Peninsula Prospect is described in more detail in following paragraphs. In addition, Roberts (1967) reported two samples taken from the western shore of Lake Arthur, located 27km WSW of Mulgaria Homestead, which contained 430 ppm and 180 ppm lead.

Adelaidean rocks are exposed in two areas within the Lake Torrens Project. The western area is a 50km long meridional zone in the centre of the project and the eastern area is along the eastern margin of the project where it encroaches on to the Willouran Ranges. In the western area the Adelaidean rocks are exposed in a series of low ranges, hills and creek washaways 10 to 25km west of Mulgaria Homestead. There, units of the Wilpena Group are dominant with minor Umberatana Group (Sturt Tillite; Murrell, 1977) exposed in an anticlinal hinge. A high degree of lateral continuity is indicated for many of the units by aeromagnetic data. These data show that weakly magnetic units within the Brachina Formation can be traced for over 50km (and probably much further) without significant change in strike or spacing.

The Adelaidean rocks on the eastern side of the Lake Torrens Project are well exposed units of the Wilpena, Umberatana and Burra Groups. In parts older units belonging to the Callana Group and associated with a diapiric
breccia structure host copper mineralisation at the Clara St. Dora workings.

None of the metamorphic and igneous basement rocks that characterise the Gawler Craton are exposed in the project area. Prior to the WMC drilling no drill hole had ever penetrated basement in the project area. At Olympic Dam the thickness of the cover sequence over the Gawler Craton rocks is approximately 300m (Cross et al., 1993). Within the project area it is known from records of old drill holes within EL 2594 (just north and east of Olympic Dam) that the depth to the Gawler Craton basement varies from 424m to >1,450m. Geophysical modelling by the Department of Mines and Energy (1982) showed the interpreted depth to magnetic basement within the Lake Torrens Project as exceeding 4.0km

8 DEPOSIT TYPES

The mineral deposit types being explored for are described in terms of:

- Mineral deposit type
- Geological exploration model

8.1 MINERAL DEPOSIT TYPE

Exploration in the area and for this project is for another Olympic Dam style IOCG(U) deposit – because of that deposit's enormous mineralisation and the obvious possibility of another in the area similar to it.

Olympic Dam has copper, precious metals and uranium in a haematitic (iron oxide) breccia host rock. The term IOCG(U) stands for Iron oxide copper gold and uranium. Olympic Dam deposit is in the basement rocks below 300m of sedimentary cover.

The deposit is restricted to a large breccia complex which occurs entirely within the Roxby Downs Granite[5]. The margins of the breccia are indistinct, and the breccia is more haematite rich towards the centre of the complex. It contains anomalous concentrations of iron, copper, uranium, gold, silver, barium, fluorine, and REE[6]. Early fault activity probably played a significant role in determining the distribution of hydrothermal centres, which then evolved into a complex system of mineralised lenticular, pipe-like and irregularly shaped breccia bodies. Subsequently mafic and felsic magmas invaded the system, creating various diatreme structures, venting to the surface, and creating eruption/collapse craters[7].

The following Figure (after Reeve, et al, 1990) illustrates a schematic E/W cross-section through Olympic Dam. It contains a rough indication of the possible caldera collapse shape before erosion and sedimentation of the cover. The outside rocks are granites; the central core is haematitic breccia.

Figure 14 Olympic Dam IOCG(U) schematic geological cross-section


W
E
Surface
200
200
metres

The following Figure (after Tasman) illustrates a simplified IOCG(U) cross-section model.

Figure 15 Simplified IOCG(U) model cross-section


VOLCANICS /SEDIMENTS
Cool meteoric waters
Cool meteoric waters
Iron oxide Copper-Gold-Uranium mineralised breccia
Maar Complex & crater facies sediments
Alteration Zone
BASEMENT
Oxidised granite
Hot magmatic/ hydrothermal waters (Fe, Cu, Ag, Au, U, REE)

[5] Reeve, J.S., Cross, K.C., Smith, R.N., and Oreskes, N., 1990. Olympic Dam Copper-Uranium-Gold-Silver Deposit. From Geology of the Mineral Deposits of Australia and Papua New Guinea, published by The AusIMM. pp1013
[6] Reeve et al. pp1025
[7] Reeve et al. pp 1033

NB: It must be said that data and information on Olympic Dam is somewhat limited. This is largely because it is an immensely mineralised isolated deposit type owned from its discovery by a commercial company (BHPB) which wouldn't want to divulge too much to competitors.

8.2 GEOLOGICAL EXPLORATION MODEL

A geological exploration model is described in terms of:

- Objective
- Target area
- Exploration model & methods

OBJECTIVE

The exploration objective in the area is to detect an Olympic Dam style IOCG(U) deposit in basement rocks. Available tools are geophysics to pick targets, and drilling to sample the targets. The following Figure schematically illustrates a cross-section through the geological exploration model. The MVT style deposits in the cover rocks are excluded from this project.

Figure 16 Geological model cross-section


Cambrian carbonates
MVT, Zn/Pb/Ag/Cu
sulphides or silicates
Neoproterozoic sediments
Stratiform Cu/Co ("Zambian-style") deposits
Sediment hosted ("Mt Gunson-style") deposits
Meso- and
Palaeoproterozoic
basement
Fe–oxide Cu/Au deposits,
and higher level equivalents

TARGET AREA

The properties are in all likelihood already in the best target area for these deposits, being close to Olympic Dam. However within the properties the current target model is initially using an area ranking based on Geoscience Australia's geophysical work[8] between 2003 and 2005. This produced a broad 1 or 2 ranking for a strip running NW/SE across the area.

[8] Tasman Resources, 8/2006. Lake Torrens IOCG(U) project information, Memorandum: August 2006. pp 2-3

The following Figure illustrates the broad ranking areas. The properties in ranking area 1 are those being targeted by the Project.

Figure 17 Target area ranking


IOCG Potential Rank 1
IOCG Potential Rank 2
Acropolis
IOCG Potential Rank 1
Oak Dam

The principal means of defining targets within specific areas is to undertake geophysical surveys.

EXPLORATION MODEL & METHODS

Due to the complete absence of outcrop, and the scarcity of drill hole data, the best geophysical way to date of defining drilling targets has been to use regional gravity and magnetic data, refining these iteratively. The complex and variable nature of the IOCG(U) deposit type makes it elusive to exactly characterise geophysically.

WMC's initial model, based on Olympic Dam, was to search for coincident gravity and magnetic highs[9]. A low level aero magnetic survey was the primary target delineator, with ground based surveys performed over targets. If confirmation was forthcoming from the ground surveys then drilling to sample at least 100m of basement was undertaken. Over time WMC's model was refined, with less strict adherence to the coincidence of gravity and mag highs.

Tasman utilised all WMC's experience to adjust the exploration model to *emphasise the importance of* gravity. The probable non-magnetic nature of some iron breccia could depress the magnetic signature.

[9] WMC, 1991. pp3

The following Figure illustrates coincidence of the gravity and magnetics at the Titan prospect. The images are at the same scale. The white dots are drill holes (mentioned below).

Figure 18 Gravity and magnetics at Titan prospect


Gravity
Magnetics
0
3
kilometres
0
3
kilometres

The current exploration model is to re-analyse the geophysical responses in the identified targets (see below) along with the recent drilling results to develop a new strategy. Currently the model it to move slightly away from the geophysical highs and onto the flanks, and drill in spaces between current holes or in direction away from them determined by mineralisation gradients.

9 MINERALISATION

Mineralisation is described in terms of:

- Historical mineralisation
- Current project mineralisation

Mineralisation is only described for the **basement** rocks (the subject of the JV and this document).

9.1 HISTORICAL BASEMENT MINERALISATION

Known IOCG(U) type mineralisation[10] in the basement rocks in the project region (but not within the properties) occurs at:

- Olympic Dam – producing mine – 20km south of EL 3209.
- Acropolis – prospect – ~40km south of Olympic Dam.
- Wirda Well – prospect – ~40km south of Olympic Dam.
- Snake Gully – prospect.
- Todd's Dam – prospect.

No grade details were available.

[10] Tasman, 2006. pp13

9.2 CURRENT PROJECT BASEMENT MINERALISATION

Mineralisation has been detected in a number of drill holes within the property boundaries. These holes were drilled by WMC and Tasman. They are reported here by the prospect names used by Tasman (see below in Exploration section for locations).

Geological lithological classifications where available are probably suspect, and are not consistent over time and company. The geological controls are not given because they were either unknown or speculative. Only intersection lengths and depths are recorded. No detail on width and continuity are given because correlation between holes is not feasible through the paucity of holes and geological understanding.

Although detailed drill hole logs were available time constraints precluded detailed study to determine the mineralisation type, character or distribution. Lithological differences between holes are great – and thus mineralisation types may well be distinct in each.

A feature which was being explored for was brecciation and iron content, and both of these features were observed in places.

The following Table gives mineralised intervals. They are sorted by prospect (with the Tasman names).

Table 4. Mineralised drill hole intercepts

Hole	Intersection (m)	Length @ grade	Lithology summary
Titan (known as Bopeechee by WMC)			
BD1	647 – 652	5m @ 0.16% Cu	Medium to coarse grained arkoses, altered in parts, brecciated near the base, with interspersed porphyritic felsic dykes. Occasional magnetite and sulphide minerals (~1%) were noted, possibly introduced in veins. The maximum value over 1m was 0.55% Cu.
	656 – 657	1m @ 0.19% Cu	
	685 – 690	5m @ 0.17% Cu	
	696 – 700	4m @ 0.13% Cu	
	703 – 709	6m @ 0.14% Cu	
	711 – 715	4m @ 0.20% Cu	
	723 – 733	10m @ 0.13% Cu	
	743 – 745	2m @ 0.18% Cu	
	776 – 778	2m @ 0.16% Cu	
	792 – 794	2m @ 0.19% Cu	
	828 – 833	5m @ 0.22% Cu	
	837 – 845	8m @ 0.14% Cu	
	847 – 849	2m @ 0.13% Cu	
	856 – 858	2m @ 0.19% Cu	
	861 – 875	14m @ 0.16% Cu	
	608 – 941	333m @ 0.10% Cu	
BD2	767 – 769	2m @ 0.33% Cu	Interspersed black siliceous shales, fine grained meta-sediments and fine grained massive mafic volcanics.
	812 – 816	4m @ 0.21% Cu	
	826 – 829.4	3.4m @ 0.18% Cu	
TI001		None	Short hole?
TI002	604 – 758	154m @ 0.08% Cu	
	Incl 652 – 682	30m @ 0.15% Cu	
	Incl 653 – 656	3m @ 0.50% Cu	
TI003		None	Pandurra sedimentary formation.
TI004	859 – 870	11m @ 0.10% Cu	
TI005	724 – 742	18m @ 0.10% Cu	
TI006	608 – 655	47m @ 0.30% Cu	Altered arkose. Veined. Magnetite.
		47m @ 0.06g/t Au	
	Incl 620 – 625	5m @ 1.14% Cu	

		5m @ 0.25g/t Au	
TI007	677 – 679	2m @ 0.35% Cu	
TI008		None	Pandurra sedimentary formation.
Marathon South			
MS001	558 - 560	2m @ 0.32% Cu	Breccia.
MS002	560 – 565.5	(5.5m @ 0.55% Cu)	Pandurra Fm. On an unconformity
MS003		None	
MS004		None	
Bills lookout			
BLD1	693 – 695	2.0m @ 0.062% Cu	Brecciated and altered gabbro.
BLD3	858 – 871.6	13.7m @ 0.17% Zn (Cu?)	

10 EXPLORATION

Exploration is described in terms of:

- Prospects
- Mapping
- Geochemistry
- Geophysics
- Drilling
- Interpretation
- Statement about source of data

Exploration described here relates only to the JV objective and limitation of finding IOCG(U) deposits in the basement. Therefore it does not report any of the exploration which has been carried out in the shallower cover rocks looking for MVT deposits.

10.1 PROSPECTS

Both recent explorers, WMC and Tasman, classified certain areas of the properties into named prospects. This naming was used by both to report activities and results. The prospects were:

- Titan (known by WMC as Bopeechee).
- Marathon South.
- Zeus.
- Vulcan.
- Atlas.

Prospects outside the project properties have not been included.

The following Figure illustrates the prospect locations with respect to the ELs. The Vulcan prospect is just above the EL number 3209.

Figure 19 Prospect locations


Titan
Zeus
3209
Marathon
South
Atlas
3175

10.2 MAPPING

No surface mapping was performed for this project – due to the absence of any basement outcrop.

10.3 GEOCHEMISTRY

No surface geochemistry was performed for this project.

10.4 GEOPHYSICS

Geophysical surveys have been the predominant method of exploration on the Project. The following table lists the surveys by client, prospect or area, year, method, and contractor. The WMC[11] data predates this Project.

Table 5. Geophysical surveys and modelling

Client	Prospect / EL	Year	Method	Contractor
WMC	Most		Ground magnetic	
	All	1982	Ground gravity	
	Most Most	1970s 1979	Aero magnetic	BMR Geosearch
			Helicopter gravity	BMR
	Titan / Bills L		Complex res / IP	
			CSAMT (electromag)	
	Bills lookout	1979	Down hole temperature	BMR
Tasman	Titan ELs 2594, 2772	2002	Aero magnetic	

[11] WMC, 1991. pp4-9

	Titan, EL 2594		Ground gravity	
	Titan, ELs 2507, 2543, 2594, 2772		CSAMT	
	ELs 2989, 2507. 2543, 2594, 2772, 2773		Complex res / IP	
	Titan		IP Modelling	Value Adding Geophysics
Tasman	Titan, Marathon	2003	Ground gravity	
	Marathon		Complex res / IP	
	Titan, Atlas, Zeus		Modelling	Adelaide Mining Geophysics (AMG)
Tasman	Titan, Marathon, Zeus, Atlas	2004	Ground gravity	Haines Surveys
			Gravity Modelling	AMG (J Hanneson) Resource Potentials
	Titan, Marathon, Zeus, Atlas		CSAMT	Zonge Surveys
			CSAMT Modelling	Value Adding Geophysics
	Titan		Complex res / IP	Zonge Surveys
	Titan		Down hole TEM	
	Titan		Down hole DH MMR	
	Titan		Down hole DH EM	
	Titan		EM/MMR Modelling	Mitre Geophysics
	Titan		Mise a la masse MALM	
	Titan		MALM Modelling	Resource Potentials
Tasman	Titan, Marathon	2005	Gravity modelling	AMG (J Hanneson)

GRAVITY DATA

The following Figure shows a typical plot of the geophysical survey lines, here the 2002 status of gravity survey locations.

Figure 20 Gravity survey locations – 2002


TITAN PROJECT
MARATHON PROJECT

The following Figure shows the regional gravity data. The property EL boundaries and the Project prospects are shown in white. The regional IOCG(U) deposits are marked with yellow text, with red for the Olympic Dam mine..

Figure 21 Regional gravity


Prominent Hill
Vulcan
Titan
Zeus
Marathon South
Atlas
60
kilometers

The following Figure shows the more detailed property gravity data, over EL 3209, with the current prospect areas marked.

Figure 22 Project gravity


Titan
Zeus
Vulcan
Marathon
Sth
Atlas
Olympic Dam
10
20
kilometres

MAGNETIC DATA

The following Figure shows the regional magnetic data.

Figure 23 Regional magnetics


Prominent Hill
Vulcan
Titan
Zeus
Marathon South
Atlas

10.5 DRILLING

Drilling has been undertaken, and is detailed in the section below.

10.6 INTERPRETATION

Lithological interpretations have been made from the drilling and geophysics at Titan and Marathon South.

The following Figures illustrate one of them at Titan, with NW/SE and SW/NE cross-sections crossing through the middle of the prospect.

Figure 24 Titan schematic NW/SE cross-section


Magnetics
Gravity
TI2(proj)
TI3(prop)
NW
surface
SE
cover
sedimentary
sequence
500m
unconformity
1000m
haematite
mineralised
arkose
magnetite/
haematite
magnetite
felsic
rocks
1500m
500m
2000m

Figure 25 Titan schematic SW/NE cross-section


Magnetics
Gravity
TI3(prop)
TI4(prop)
SW
surface
cover
sedimentary
sequence
unconformity
F?
haematite
magnetite/
haematite
magnetite
500m

10.7 STATEMENT ON DATA ORIGINS

The bulk of the exploration on this project was carried out by Tasman, the JV partner of WCP with whom Dynamite has an agreement. Older exploration reported was by WMC, the previous title holders, and this has been attributed.

11 DRILLING

Drilling is described here in terms of:

- Previous drilling – carried out before that of the current tenement holders.
- Current drilling – carried out by the current tenement holders.
- Results.

The drill holes were all geologically logged at the time they were drilled. Only sub-sections of the holes were selected for assaying – virtually exclusively the basement rocks.

11.1 PREVIOUS DRILLING

Various companies (Asarco (Australia) Pty Ltd, Endeavour Oil Co. NL, SA Mines Dept, Amoco Minerals Australia Co. and ETSA drilled shallow holes for near surface targets between 1970 and 1988. Some of them (Amoco), and others (Western Mining Corp. Ltd and Phelps Dodge Australasia Inc) drilled deep holes in the same period. The following Table[12] lists the deep drilling prior to that by Tasman.

Table 6. Pre-Tasman drill holes

Company	Hole	Area	Type	Total Depth (m)	East (local m) (AMG)	North (local m) (AMG)	Elev. AHD	Dip
WMC	BD1	Titan (Bopeechee)	Perc NQ Core	21 941	50,000 676,960	10,000 6,663,105		Vertical
WMC	BD2	Titan (Bopeechee)	Perc NQ Core	205 829	46,000	11,000	131	Vertical
WMC	BLD1	Bill's lookout	Perc NQ Core	163 768	15,500	26,000	66	Vertical
WMC	BLD2	Bill's lookout	Perc NQ Core	208 860	18,000	20,000	48	Vertical
WMC	BLD3	Bill's lookout	Perc NQ Core	300 1,024	24,550	21,910	32	Vertical
WMC	BLD4	Bill's lookout	Perc NQ Core	? 1,037				Vertical
WMC	RED1	Red dam	Perc NQ Core	294 410	99,985	18,410	51	Vertical
WMC	RED2	Red dam	Perc NQ Core	290 687	100,780	21,400		Vertical
WMC	TD1	Torrens	Perc NQ Core	58 498	 750,800	 6,589,685	32	Vertical
WMC	TD2	Torrens	Perc NQ Core	36 881	203,000	95,400	31	Vertical
WMC	TD3	Torrens	Perc NQ Core	34 733	203,100	99,000		Vertical
WMC	WLD1	Willaroo lagoon	Perc NQ Core	252 446	99,500	11,500	86	Vertical
WMC	SHD1	Vulcan		965				Vertical
Amoco	SCY W-79 1A			1,450				Vertical
Phelps Dodge	BRD1			891				Vertical
Phelps Dodge	BRD2			523				Vertical

[12] Tasman Resources, 8/2001. pp11-13

11.2 CURRENT DRILLING

Tasman drilled holes at Titan and Marathon South. The following Tables list the deep drilling. All holes were drilled vertically. The holes were initially drilled in the sediments using percussion. Thereafter they were drilled using diamond bit coring, firstly at HQ diameter and then at NQ diameter. Holes were mostly down hole surveyed. Hole locations were selected and picked up in the field by GPS alone.

Table 7. Tasman drill holes

Company	Hole	Area	Type	Total Depth (m)	East (AMG)	North (AMG)	Elev. (RL) (m)	Dip
Tasman	TI001	Titan	Perc NQ2 Core	228 459	677,345	6,662,721		Vertical
Tasman	TI002	Titan	Perc NQ2 Core	228 862	677,335	6,662,701		Vertical
Tasman	TI003	Titan	Perc NQ2 Core	223 958	677,545	6,662,250	90	Vertical
Tasman	TI004	Titan	Perc NQ2 Core	213 872	677,609	6,662,753	90	Vertical
Tasman	TI005	Titan	Perc NQ2 Core	204 755	678,152	6,663,830	91	Vertical
Tasman	TI006	Titan	Perc NQ2 Core	218 865	677,400	6,662,565	93	Vertical
Tasman	TI007	Titan	Perc HQ Core NQ2 Core	130 207 805	677,465	6,662,515	92	Vertical
Tasman	TI008	Titan	Perc NQ2 Core	179 798	677,996	6,662,724	87	Vertical
Tasman	MS001	Marathon S	Perc NQ2 Core	140 930	697,692	6,648,563	85	Vertical
Tasman	MS002	Marathon S	Perc HQ Core NQ2 Core	93 129 930	698,002	6,648,473	87	Vertical
Tasman	MS003	Marathon S	Perc HQ Core NQ2 Core	78 167 891	699,719	6,651,791	77	Vertical
Tasman	MS004	Marathon S	Perc HQ Core NQ2 Core	84 114 759	699,885	6,649,515	69	Vertical

The following Figure shows the Titan drill hole locations, plotted over gravity measurements.

Figure 26 Titan drill hole locations over gravity


'D'
'B'
BD1
TI4
'C2'
TI2
'E'
TI3
0
1
2
kilometres

The following Figure shows the Titan drill hole locations (marked in yellow) plotted over an aerial photograph. The proposed holes for the next phase are marked in blue.

Figure 27 Titan drill hole locations over aerial photo



The following Figure shows the Marathon South drill hole locations plotted over gravity measurements.

Figure 28 Marathon South drill hole locations



11.3 DRILLING RESULTS

All holes were geologically logged to evaluate their similarity to the Olympic Dam IOCG(U) exploration model. Lithologies varied widely, but many of the holes contained some of the necessary brecciation, alteration, haematite and magnetite constituents, and granitic and volcanic associations. The following Figures illustrate highly brecciated intervals (in Titan hole TI002, viewed by the author), with haematite (red mineral).

Figure 29 Brecciation in hole TI002



Figure 30 Brecciation with haematite in hole TI002



The following Figure illustrates an interval (in Titan hole TI002, viewed by the author), with multiple pulses of hydrothermal veining.

Figure 31 Vein pulses in hole TI002



All basement intersections were also assayed. The mineralised sections are listed above in the Mineralisation section. Only intersection lengths and depths are recorded. Mineralisation was subdued. Because clear mineralisation zones were not present there was not attempt to define mineralisation orientations, and these are unknown. Consequently there is no relationship know yet between the measured vertical thickness and true thickness of mineralisation. No detail on width and continuity are given because exact correlation between holes is not feasible through the paucity of holes and geological understanding.

The following Figure illustrates an interval (Titan hole TI002, viewed by the author) containing copper mineralisation (the yellow coloured mineral chalcopyrite) associated with iron mineralisation (the gold coloured mineral pyrite).

Figure 32 Copper mineralisation in hole TI002


Chalcopyrite
Pyrite

The results of the drilling were overall ones. At Titan the decreasing drill hole grades in some of the exploration directions followed in the past, when combined with a better understanding of the geophysics, gave rise to new positive reasons to drill in some nearby alternative spots. In any event the rock types and mineralisation strongly point to the possibility of an IOCG(U) deposit in the immediate vicinity.

12 SAMPLING METHOD AND APPROACH

Sampling is described in terms of:

- Sampling method
- Accuracy factors
- Quality of samples
- Sampling interval
- Representative samples

12.1 SAMPLING METHOD

Drill cuttings from the percussion drilling (in the sediments) were simply bagged (plastic) on site and left on the ground in rows for logging. These were only extremely rarely sampled, and it is not know the method although it was likely only as a grab sample from the bag.

Full core runs was laid out in core boxes by the drillers, who also did the depth marking. It was geologically logged on site, and depths noted for sampling. The core boxes were then sealed, transported to a transport business in Roxby Downs, which in turn transported them to Challenger Geological Services in Adelaide.

Core of non-basement rocks was left in the field. It is not clear whether basement intersections which were not to be sampled were also left on site.

12.2 ACCURACY FACTORS

It is not known if any drilling factors existed which would have impacted negatively on the accuracy or reliability of results.

Recovery was good where it was logged – but not all holes appear to have had recovery measured.

12.3 QUALITY OF SAMPLES

It is not possible to comment on sample quality because only a sub-set of the predominant sample source, the core, was viewed by the author.

However the core viewed at Challenger for this report was of high quality. Although fractures were evident the core appeared continuous, without any grinding etc in the tubes, and core loss was assumed to have been negligible (less than a few %).

In the sections specified the sampling of the core was continuous, and would therefore have been representative. The ratio of specified sampling section lengths to drill hole lengths is not known.

Although the geological logs have not been read in detail there was no impression of water flows in the holes – which could have had a material impact on recovery.

12.4 SAMPLING INTERVAL

The sampled intervals were selected purely on geological logging. The procedure was effectively to only sample basement rocks, and then only rocks exhibiting alteration, brecciation, iron minerals, veining or obvious sulphide mineralisation.

The sampled intervals were generally very long and continuous. It appears that it was not possible to identify high grade intersection with accuracy (because the overall tenor was low), and therefore bias was reduced.

12.5 REPRESENTATIVE SAMPLES

Mineralised samples have been tabulated in the Mineralisation section above.

13 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Sample preparation is described in terms of:

- Sample personnel
- Sample preparation method
- Sample preparation quality control
- Adequacy of sample preparation

According to Tasman all sample preparation for Tasman samples was conducted by Challenger Geological Services (Challenger) in Adelaide, South Australia.

13.1 SAMPLE PREPARATION PERSONNEL

It is understood that Challenger personnel performed all sample preparation work, and that no Challenger personnel have any links to Tasman.

13.2 SAMPLE PREPARATION METHOD

Virtually all samples delivered to Challenger were drill core. Sample preparation involved splitting the core lengthways with a diamond saw. From the visit to Challenger it was sent that the core was placed in a slotted metal tube for cutting. The tube was shorter than a core box, which would have necessitated breaking core lengths to fit.

Tasman specified the intervals to sample in a despatch sheet written up on site. This sheet recorded despatch numbers and the depths. All core over the intervals was split.

Tasman also specified the lengths of core to be individually assayed. These lengths were equal. Sample numbers were given to the individual sample for assay. It is not known how the core for analysis was treated of bagged after splitting. Challenger then sent an advice back to Tasman linking the sample depth intervals with sample numbers.

Over time Tasman's core splitting instruction changed, and they also changed for different lithologies. The basement core was generally split in half, and 1m or 2m intervals used. Some core thought to be less mineralised only had a third sliced of, and longer lengths 35m) composited for assay. Some apparently barren long intervals were sample by shaving off small fillets along the core.

Tasman's despatch sheets also specified the laboratory methods and elements for Challenger to instruct the assay laboratory to use. Initially the assay laboratory used was Amdel in Adelaide, South Australia. Subsequently Tasman switched assaying to Genalysis in Adelaide, South Australia. Both laboratories are NATA (National Association of Testing Authorities. Australia) certified.

Preparation of the core sample for analysis was undertaken by the assay laboratories.

It is not known how the very small number of percussion chip samples were prepared for assay.

13.3 SAMPLE PREPARATION QUALITY CONTROL

It is not known what quality control measures are undertaken by Challenger or the assay labs.

On check assays it is known that Tasman undertook very little sample checking, and had no routine system of blanks, duplicates or standards. Tasman did re-assay some material (of WMC), but it is not known if the results were correlated with the original assays.

It is known that the assay laboratories performed their own checks during the assay process, but it is unclear if these results were routinely, or ever, relayed back to Tasman.

Sample pulps and rejects were not routinely retained.

13.4 ADEQUACY OF SAMPLE PREPARATION

The author is of the opinion that the sample preparation was adequate, considering that the number of holes was limited and comparatively short intervals were sampled. Challengers operations appeared sound and methodical, with an understanding of the issues. The company appears to have a wide client base, including PIRSA.

The author is also of the opinion that the assay laboratory analytical procedures would be sound. Both companies are well known and patronised.

However the author is not convinced of the soundness of the varying proportions of core cut for assaying, nor of the variation of composit lengths. In addition the core appeared not to be cut at lithological boundaries.

However the author cannot comment on the security of the samples, either en route from the drill pad to Challenger, at Challenger, en route to the assay laboratories, or at the assay laboratories.

14 DATA VERIFICATION

Project data verification is described in terms of:

- Property title verification
- Data originals
- Property boundary location
- Drill collars
- Core and core sampling
- Limitations

14.1 PROPERTY TITLE VERIFICATION

Property EL details were independently verified, and summaries supplied, by Hetherington Exploration & Mining Title Services Pty Ltd, as extracted from the South Australian data query service SARIG.

In addition they requested for PIRSA directly a statement of the title standing. All titles were found to be in good order, and the necessary steps were in train to process outstanding renewals. Appendix 3 contains the letter stating the good standing of the ELs.

PIRSA also supplied copies of all EL documents.

14.2 DATA ORIGINALS

The author viewed many, if not most, originals of data and reports in Tasman's offices in Perth, WA.

This included sighting a representative number of original:

- Reports to PIRSA
- Internal reports
- EL certificates
- Sample despatch sheets
- Sample number logs
- Laboratory assay sheets
- Drill hole log sheets
- Geophysical reports

14.3 PROPERTY BOUNDRY LOCATION

The author verified during a site visit that boundaries of the central EL 3209 would be correct by cross-checking coordinates of localities in or around the EL. This was done with the aid of a GPS to determine coordinates in the field, the EL map, topographic base maps, and Google Earth.

14.4 DRILL COLLARS

The author verified during a site visit to Titan and Marathon South prospects that reported drill hole actually existed and that their locations were correct. Results were tabulated above. The following Figure shows drill hole TI002 collar and location sighted by the author.

Figure 33 Hole TI002 collar



Figure 34 Hole TI002 collar location



14.5 CORE & CORE SAMPLING

The author verified core, core sampling, handling and storage during a visit to Challenger's workshops and storage in Adelaide, SA.

Core boxes and core from one hole from Titan and one from Marathon South were sighted. The markings and names were checked against digital logs of the holes. The following Figure shows the TI002 core boxes sighted by the author.

Figure 35 Hole TI002 core boxes



Furthermore a proportion of core boxes from Titan hole TI002 were laid out to sight the core. A photographic record was made (with a few examples given in Figures above). the

Finally a few samples from this hole's core was sampled, thin sections cut, and analysed by the accompanying geological consultant. His notes[13] confirm favourable brecciated granitic and doleritic rock,, mineralised with sulphides and iron rich,

14.6 LIMITATIONS

Limitations of the verifications here are:

- No standard, blank or duplicate assaying was originally done.
- No repeat assaying has been done here.
- The security of sample transportation cannot be verified.

15 ADJACENT PROPERTIES

Information on adjacent properties is not specifically reported here.

However various sections above have given general descriptions and illustrations of conditions on adjacent properties to describe regional settings. Statements are made here concerning:

- Public domain
- Sources
- Verification
- Mineralisation
- Resources or Reserves

15.1 PUBLIC DOMAIN

All referenced information concerning adjacent properties was in the public domain.

15.2 SOURCES

The sources of data on adjacent properties have all been identified.

15.3 VERIFICATION

The author has been unable to verify all data on adjacent properties, and thus that data may not necessarily be indicative for mineralisation on the project properties.

15.4 MINERALISATION

Mineralisation on adjacent properties has been identified as such.

15.5 RESOURCES OR RESERVES

No historical Resource or Reserve figures have been reported here.

[13] Seeley, J., June 2007. Observations on core from TI002.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been carried out for the project. No results are reported here.

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No Mineral Resources or Reserves has been computed for the project. No results are reported here.

18 OTHER RELEVANT DATA AND INFORMATION

It is believed that no other relevant data and information be included here to clarify this reports' meaning.

19 INTERPRETATION AND CONCLUSIONS

The following concluding comments by the author are made at a time when exploration of the Lake Torrens IOCG(U) Project is at an intermediate point – where there are positive indications from past work which remain to be tested. They are discussed in terms of:

- Interpretation – of the past exploration and results.
- Conclusions – to be drawn for future exploration.

19.1 INTERPRETATION

The author's interpretations are discussed in terms of:

- Project potential and the geological model
- Targets identified
- Physical setting
- Exploration methods being utilised
- Results

PROJECT POTENTIAL & THE GEOLOGICAL MODEL

In terms of deposit setting this project is undoubtedly in a promising geological location. It is close to a world class copper, gold and uranium mine, and there are other examples of the deposit type in the area. Regional geophysical work indicates that the properties are optimally located.

In terms of exploration history setting this project is still fresh in terms of past exploration. Little exploration for any minerals has been done in the area, and as the deposit type is relatively new so the amount of exploration done for them specifically is even more limited. Both of these factors reduce the probability that Olympic Dam is the only deposit of its type in the area.

In terms of IOCG(U) geological model, and notwithstanding the deposit type's newness, there are clear enough concepts of IOCG(U) deposits to construct a plausible geological model, based initially on geophysics, for exploration here.

TARGETS IDENTIFIED

The geological model employed has provided the Project with multiple exploration targets from the existing geophysics. The tenor of regional gravity and magnetics within the property area indicate that others could be identified as models are refined.

PHYSICAL SETTING

The physical settings of the Project are amenable to exploration. Although the location is regarded as remote the communication and transportation links to the area are good. The topography and climate present a moderate exploration environment.

EXPLORATION METHODS BEING UTILISED

The geophysical and drilling exploration methods being utilised appear to work well together (evidenced by the results below). The issue which impacts both is the depth of cover, which experience in the area and technique should ameliorate.

RESULTS

Results of past exploration can be deduced from logging and sampling of the drill core. Logging has revealed iron rich brecciated basement rocks very much in keeping with the IOCG(U) model. Sampling has periodically indicated copper mineralisation within these rocks. Both of these apparently vindicate the exploration model and methods.

19.2 CONCLUSIONS

An overall conclusion of past exploration at Lake Torrens is that the model and methods have found positive indications of IOCG(U) deposits.

At the most advanced prospect, Titan, the logged lithologies, mineralised assay values and the inter-hole assay trends, in conjunction with a re-assessment of the local geophysics, combine for a conclusion that the prospect is very promising. The author was impressed with the textures and sulphides viewed in the core from TI002 at Titan.

Regionally the proximal setting to Olympic Dam, the large area of the properties, and the number of targets already identified, all lead to a conclusion that exploration has a significant prospect of success.

20 RECOMMENDATIONS

It is understood that WCP's imminent exploration program commences with further drill hole sampling at the Titan prospect. The proposed sites, inspected by the author (and which appear in a Figure above), were positioned by understandings gained from grade trends in the existing combined with detailed analysis of the local geophysics (particularly the magnetics). The author agrees with the logic used.

In the light of the research undertaken for this report, and to compliment the proposed drilling program, the author offers recommendations in the following areas:

- Geophysics
- Drilling
- Mineralised intercepts
- Sampling

20.1 GEOPHYSICS

At this point in the Project, where WCP commences as the operator, a re-evaluation of the geophysics (particularly the combination of geophysical responses in defining targets) is recommended.

20.2 DRILLING

The geological model indicates the probability of "tall" but "narrow" deposits. This would normally suggest drilling inclined holes. Given the depth of cover here the use of wedged holes at depth is recommended.

20.3 MINERALISED INTERCEPTS

Given the importance of existing mineralisation, however subdued, in possibly indicating directions to significant mineralisation, it is recommended that the existing assay database be reviewed in detail, and that grade trends be modelled in 3D.

20.4 SAMPLING

Given the same importance mentioned above of mineralisation, however subdued, in possibly indicating directions to significant mineralisation, it is recommended that sampling interval practices and lengths be optimised and that the full drilled basement be sampled.

21 REFERENCES

References are made in the body of the report (as footnotes) and in Appendix 1.

22 DATE AND SIGNATURE

The following "certificate of author" is given to fulfil the requirements of Parts 5.2 and 8 of NI 43-101 concerning the dating, signing and qualified person certification of this Technical Report.

CERTIFICATE OF AUTHOR

I, Robin A Rankin, MAusIMM, CPGeo, residing at 12 Priestley Street, Mittagong, NSW, Australia, 2575, do hereby certify that:

1. I am Principal Consulting Geologist and operator of GeoRes.

2. This certificate applies to the report entitled "Lake Torrens IOCG(U) Project – Technical Report (NI 43-101)" dated July 4th 2007 (the "Technical Report"). It relates to ten Exploration Licences (ELs 2989, 3109, 3140, 3174, 3175, 3177, 3209, 3261, 3449 and 3634) constituting the property of the Lake Torrens Project in the state of South Australia in Australia.

3. I graduated with a Bachelor of Science (BSc) degree in Geology from the University of Cape Town, South Africa, in1980. In addition I have obtained a Master of Science (MSc) degree in Mineral Production Management from the University of London (Royal School of Mines at Imperial College London), United Kingdom, in 1988 and a Diploma of the Imperial College (DIC) from Imperial College London in 1988. I have practiced my profession (geology) virtually continuously since 1981. A summary of my relevant experience follows:

    - 1981 – 1987 Mineral exploration geologist employed or contracted by several mining, exploration and consulting companies including Goldfields of South Africa, Australian Groundwater Consultants Union Oil Development Corporation, and BHP (under contract).
    - 1989 – 2003: Metals geologist, employed by Exploration Computer Services and then Surpac Minex Group, specialising in mining software and resource modelling and estimation.
    - 2003 – 2006: Principal metals geologist employed by SMG Consultants.
    - 2006 – Present: Principal consulting geologist of GeoRes.

4. I am a member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Furthermore I am registered as a Chartered Professional (Geology) of that organisation (CPGeo). I am a "qualified person" for the purposes of NI 43-101 due to my experience and current affiliation with a professional organisation as defined in NI 43-101.

5. I visited the EL 3209 property on June 15th 2007 for 1 day. Furthermore I visited offices of relevant data holders on June 7th 2007 and June 12th to 14th 2007, and I visited premises of relevant sample preparation and drill core storage on June 15th 2007.

6. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

7. I have not had prior involvement with the properties that are the subject of the Technical Report.

8. I have read National Instrument 43-101 ("NI 43-101") and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4th day of July, 2007.


CHARTERED PROFESSIONAL
THE AUSTRALASIAN INSTITUTE OF MINING & METALLURGY
ROBIN A RANKIN
GEOLOGY

R A Rankin

MSc, DIC, MAusIMM, CPGeo

Consulting Geologist
GeoRes

APPENDIX 1 – REFERENCES

The following is a listing of documents and data sighted by the author. Where relevant it includes the numbers of photographs taken for validation purposes, and indicates if the data was available electronically (PDF).

Report / Data	Photo/CD

DOCUMENTS

JV agreement

EL certificates

Exploration expenditure agreement

Exploration program approval

Assay sheets

REPORTS

South Australia Department of Mines and Energy, 30/3/1992. Open file envelope No. 8482. Containing EL 1338, Stuart Shelf, partial relinquishment report for the period to October 1991, submitted by Western Mining Corporation, 1991. — 100-2083 to 2091 (PDF)

- Volumes 1 & 2 comprising report and appendices.
- Barratt, R. M., October 1991: Stuart Shelf, EL 1338 (part), Partial relinquishment report. Western Mining Corporation, 1991.
    - Appendix A. Geological drill hole logs and summary logs. Holes BD1, BD2, BLD1, BLD2, BLD 3, RED1, RED2, TD1, TD2, TD3, WLD1.
        - *The drill hole logs were variously descriptive and graphical logs at down-hole depth1:500 scale, and down-hole assay sheets.*
        - *The summary logs contained summarised geological intervals and significant assays.*
    - Appendix B. Drill hole reports.
        - *These reports were prospect summaries, interpreting the drill hole results and drawing conclusions.*
    - Appendix C. Analytical and physical property data.
        - *Sample assay sheets with down-hole depths.*
    - Appendix D. Optical survey data – Bopeechee grid.
        - *Local grid plan, and line point RLs.*
    - Appendix E. Geophysical grid summary.
        - *Geophysical survey details.*
    - Appendix F. Listing of geophysical data files. Copies of field sheets and notes.
        - *Geophysical survey plan, raw data stats, and gravity field sheets.*
    - Appendix G. Thermal conductivity data.
        - *Measurements of core from BD2, BLD1 and BLD2.*
    - Appendix H. Magnetic remanence data.
        - *Report on test details of 30 samples, discussion and conclusions.*
    - Appendix I. CSAMT survey data – Torrens.
    - Report for Roxby Management Services, November 1982, on CSAMT

survey, including summary and conclusions.
    - Included line plots and various location plots.
- Volume 3, of prospect plans, missing.
- Accompanying data, of computer diskettes, missing.

Tasman Resources NL (Schiller, J. C. ?), 31 August 2001. Joint annual technical report for period 25 May 2000 to 24 May 2001. ELs 2339, 2340, 2507, 2543, 2594, 2642, 2733, 2772.	100-2092 to 2094
Tasman Resources NL (Bryce, N), 25 January 2003. Lake Torrens project joint annual technical report for the eighteen month period June 2001 to December 2002. ELs 2507, 2543, 2594, 2642, 2772, 2773, 2832, 2835, 2988, 2989. ELs 3006 (was 2339) and 3007 (was 2340) combined reporting group (granted between 1996 and 2002 to Tasman Resources NL).	100-2095 to 2098 (PDF)
Tasman Resources NL (Jeffress, G. M.), 2005?. Joint annual technical report. Lake Torrens project. For the year ending 31st December 2003. Combined reporting group for ELs 2507 (3123), 2543 (3140), 2594, 2642, 2772, 2773, 2832, 2835, 2988, 2989, 3006 and 3007.	100-2099 to 2101 (PDF)
Tasman Resources NL (Glasson, M. J.), March 2006. Joint annual technical report. Lake Torrens project. For the year ending December 2004. Amalgamated reporting group for ELs 2642, 2832, 2988, 2989, 3006, 3007, 3109, 3123, 3140, 3174, 3175, 3176, 3177, 3209 and 3441.	100-2102 to 2105 (PDF)
Tasman Resources NL (Glasson, M. J.), March 2006. Joint annual technical report. Lake Torrens project. For the year ending December 2005. Amalgamated reporting group for ELs 2832, 2989, 3109, 3123, 3140, 3174, 3175, 3176, 3177, 3209 and 3441.	100-2106 to 2109 (PDF)
Tasman Resources NL (Glasson, M. J.), March 2007. Joint annual technical report. Lake Torrens project. For the year ending December 2006. Amalgamated reporting group for ELs 2989, 3109, 3123, 3140, 3174, 3175, 3176, 3177, 3209, 3607 and 3677.	(PDF)

TITAN DRILL HOLE DATA

Tasman Resources NL. File containing generic and detailed Titan drilling data and logs. Including:

- Working drill hole cross-sections with various geological interpretations.
- KPI report for Tasman Resources by Amdel Mineral Services, January 2004.
- BD1 (mostly copied from WMC):
    - Summary drill hole and assay log.
    - Graphical drill hole geology log.
    - Down hole assay spreadsheet printout (BD1 – WMC Bopeechee Drill Hole No 1 1981.xls). Assays Cu, U3O8, Au, Ag, Fe, Ba, Co, Mn, Mo, Ni, Pb, Sn, Zn, SG. Many original 2m samples with constituent 1m sub-samples. Units NOT mentioned, but Cu obviously in %.
    - Tasman re-assay spreadsheet printout. Smaller sub-set of hole. Different units – Cu in ppm. Cu samples checked compared generally.
- BD2 (mostly copied from WMC):
    - Summary drill hole and assay log.
    - Graphical drill hole geology log.
- TI001:
    - Summary drill hole log. Samples to Amdel.
    - Computer drill hole geology log (ledger).

- Down hole sample log (ledger). Depths and sample numbers.
- Down hole survey data.
- No assays.

- TI002:
  - Summary drill hole log. Samples to Amdel.
  - Computer drill hole geology log (ledger).
  - Summary drill hole geology log.
  - Graphical drill hole geology log.
  - Down hole sample log (ledger). Depths, sample numbers, material, job number.
  - Down hole survey data.
  - Down hole recovery log. Depths and recovery measurements and stats.
  - Down hole assay spreadsheet printouts. Chips 200m to 216m job 3ad1499. Core 0.3 fillet 331 to 374.8m job 1563. Core half NQ 604m to 715 job 1426. 715m to 762.5 job 1562. 763m to 862m job 2931. Units ppm unless specified otherwise. Method IC3M unless specified otherwise. Core Assays Au (ppb, AA10), Ag, Cu, Co, Mo, Mn, Ni, Pb, Zn, Cd, Cr, V, Ti, Fe, Mn, P, S, Ba, Ca, K, Mg, Na, As, Bi, Sb, Sr, Ce, Y, La, U, F (%, SIE3). Original 1m samples. Different detection limits and methods for different jobs.
  - CSIRO HyLog mineralogical interpretation.
- TI003:
  - Summary drill hole log. Samples to Amdel.
  - Computer drill hole geology log (ledger).
  - Graphical drill hole geology log.
  - Down hole density.
  - Down hole sample log (ledger). Depths, sample numbers.
  - Down hole survey data.
  - Down hole recovery log. Depths and recovery measurements and stats.
  - Down hole assay spreadsheet printouts.
  - Original assay sheets.
- TI004:
  - Summary drill hole log. Samples to Amdel.
  - Graphical drill hole geology log.
  - Down hole sample log (ledger). Depths, sample numbers.
  - Down hole survey data.
  - Down hole assay spreadsheet printouts.
- TI005:
  - Summary drill hole log. Samples to Amdel.
  - Graphical drill hole geology log.
  - Down hole sample log (ledger). Depths, sample numbers.
  - Down hole survey data.
  - Down hole density.
  - Down hole assay spreadsheet printouts.
  - Original assay sheets.
- TI006:
  - Summary drill hole log. Samples to Amdel.
  - Computer drill hole geology log (ledger).
  - Graphical drill hole geology log.
  - Down hole sample log (ledger). Depths, sample numbers.
  - Down hole survey data.
  - Down hole density.
  - Down hole recovery log. Depths and recovery measurements and stats.
  - Down hole assay spreadsheet printouts.
  - Original assay sheets.

- TI007:
  - Summary drill hole log. Samples to Amdel.
  - Computer drill hole geology log (ledger).
  - Graphical drill hole geology log.
  - Down hole sample log (ledger). Depths, sample numbers.
  - Down hole recovery log. Depths and recovery measurements and stats.
  - Down hole assay spreadsheet printouts.
- TI008:
  - Summary drill hole log. Samples to Amdel.
  - Computer drill hole geology log (ledger).
  - Graphical drill hole geology log.
  - Down hole sample log (ledger). Depths, sample numbers.
  - Down hole assay spreadsheet printouts.
  - Original assay sheets.

MARATHON SOUTH DRILL HOLE DATA

Tasman Resources NL. File containing generic and detailed Marathon drilling data and logs. Including:

- MS001:
  - Summary drill hole log. Samples to Amdel.
  - Graphical drill hole geology log.
  - Down hole density.
  - Down hole assay spreadsheet printouts.
- MS002:
  - Summary drill hole log. Samples to Amdel.
  - Graphical drill hole geology log.
  - Down hole survey data.
  - Down hole assay spreadsheet printouts.
- MS003:
  - Summary drill hole log. Samples to Amdel.
  - Graphical drill hole geology log.
  - Down hole assay spreadsheet printouts.
- MS004:
  - Summary drill hole log. Samples to Amdel.
  - Graphical drill hole geology log.
  - Down hole sample log (ledger). Depths, sample numbers.
  - Down hole assay spreadsheet printouts.

APPENDIX 2 – ABBREVIATIONS

This document uses various abbreviations. These are listed below without prejudice to probable omissions.

Dynamite	Dynamite Resources NL
Hetherington	Hetherington Exploration & Mining Title Services Pty Ltd
PIRSA	Primary Industries and Resources department of South Australia
Tasman	Tasman Resources NL
WCP	WCP Resources Ltd
EL	Exploration Licence
g/t	Grams per tonne (= ppm)
kt	Thousand tonnes (i.e. * 1,000).
Mt	Million tonnes (i.e. * 1,000,000).
%	Percent (i.e. 1/100)
ppm	Parts per million (= g/t)
ppb	Parts per billion
IOCG(U)	Iron oxide copper gold uranium
Ag	Silver
Au	Gold
Cu	Copper
Fe	Iron
Pb	Lead
S	Sulphur
U	Uranium
Zn	Zinc

APPENDIX 3 – PIRSA PROPERTY TITLE STATEMENT

The following letter, on the standing of the Lake Torrens ELs, was supplied by PIRSA on 19th June 2007 to Hetherington Exploration & Mining Title Services Pty Ltd.



Government of South Australia
Primary Industries and Resources SA

Mineral Tenements
Level 5
101 Grenfell Street
Adelaide SA 5000
GPO Box 1671
Adelaide SA 5001
Tel 08 8463 3103
Fax 08 8463 3101

June 19, 2007

Anshu Jayaweera
Mineral Properties Consultant
Hetherington Exploration & Mining Title Services Pty Ltd
1st Floor, 503 Willoughby Road
Willoughby NSW 2068

Attn: Anshu Jayaweera

RE: **TASMAN RESOURCES NL – Exploration Licences Query**
EL2989 EL3140 EL3175 EL3209 EL3449
EL3109 EL3174 EL3177 EL3261 EL3634

Further to your email of date June 15, 2007, please find enclosed the following statement, which contains information related to each of the Exploration Licences as per your request. Please also find enclosed copies of each of the Exploration Licences for your records.

- The Exploration Licences are currently in good standing
- For up to date expenditure versus commitment details please contact Tasman directly
- See the following list of overdue Summary and Technical reports

		Period Ending:
EL2989	Summary Report	24/1/7
EL3109	Summary Report	23/1/7
EL3140	Summary Report	14/4/7
EL3174	Summary Report	9/3/7
EL3175	Summary Report	9/3/7
EL3177	Summary Report	9/3/7
EL3261	Technical Report	13/10/06
EL3449	Technical Report	14/11/06
EL3634	Summary Report	8/4/7

- Special Notes:
  EL2989 – Subsequent ELA 2007/00305 lodged and currently being processed
  EL3109 – Renewal lodged and currently being processed

I advise that the fee for this search is as follows:

Qty	Description	GST exclusive	* GST	Total (incl GST)
10	Exploration Licence Document	$8.05		$80.50
1	Standard Search of Database	$31.25		$31.25
		Total $	0.00	$111.75

GST >0 indicates taxable supply
This document will be a tax invoice when you make payment
(Please retain a copy of this invoice for your records)

If you require any further information please do not hesitate to contact me and I will be happy to assist.

Regards,

Tracy Carpentieri
Mineral Tenements Program

APPENDIX 4 – AEA FOR 2007

The following letter, on the extension of the Lake Torrens Amalgamated Expenditure Agreement (AEA) for the 2007 calendar year, was supplied by PIRSA on 120[h] June 2007 to Tasman Resources NL.

25 JUN 2007



Government of South Australia
Primary Industries and Resources SA

Our Ref: ELs 2989, 3109, 3123, 3140, 3174, 3175, 3177, 3209, 3607 & 3677
Contact: George Kwitko
Telephone: 08 8463 3133

Minerals and Energy Resources
Executive Office
Level 7
101 Grenfell Street
Adelaide SA 5001
GPO Box 1671
Adelaide SA 5001
Tel 08 8463 3201
Fax 08 8463 4155
www.pir.sa.gov.au
www.minerals.pir.sa.gov.au
www.petroleum.pir.sa.gov.au

20 June 2007

Mr Greg Solomon
Executive Chairman
Tasman Resources NL
Level 40, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Greg

AMALGAMATED EXPENDITURE AGREEMENT – LAKE TORRENS PROJECT

I refer to your letter of 18 May 2007 regarding an extension of the Amalgamated Expenditure Agreement for the Lake Torrens Project.

I am prepared to continue our agreement on the following conditions:

- A minimum exploration expenditure of $950 000 for the 12-month period ending 31 December 2007; and
- A minimum of 10% of the combined tenement area is surrendered on or before 31 December 2007.

This agreement applies to the Exploration Licences listed above and will be reviewed annually. Ongoing arrangements would depend on the satisfactory exploration performance.

If you require any further information regarding this matter, please do not hesitate to contact George Kwitko on (08) 8463 3313.

Yours sincerely

EDWARD TYNE
DIRECTOR, MINERALS

APPENDIX 5 – PIRSA EXPLORATION PROGRAM APPROVAL

The following letter, approving WCP's proposed 2007 exploration program, was supplied by PIRSA on 6th June 2007.



Government of South Australia
Primary Industries and Resources SA

MINING REGULATION AND
REHABILITATION BRANCH

Level 6
101 Grenfell St
Adelaide SA 5000

GPO Box 1671
Adelaide SA 5001

Tel (08) 8463 3112
Fax (08) 8463 3100

Website
[illegible]

Email
[illegible]

Ref: EL 3209
C2007/01809 0001328/SC

6 June 2007

Mr Gavin Daneel
General Manager Operations
WCP Resources Ltd
Level 1, 161 Sussex Street
SYDNEY NSW 2000

Dear Mr Daneel,

Drilling/Use of Declared Equipment Approval
Exploration Licence No 3209

Thank you for your email of 23 May 2007, and accompanying exploration program proposal and your updated proposal dated 6 June 2007. In accordance with section 59 of the Mining Act, 1971, and the conditions of your Exploration Licence, I wish to advise that the proposed program is approved, subject to the following conditions:

1. This approval confers no rights to carry out operations on "native title land" (as defined in the *Native Title (South Australia) Act* 1994) within the area of this Exploration Licence other than in accordance with Part 9B of the Mining Act, 1971.
2. The work is undertaken in accordance with that described in your proposal. Where there is a variation between your proposal and this approval, the conditions of this approval will take precedence.
3. A copy of your proposal and this letter of approval be kept on site during the program for reference purposes.
4. Local landholders are advised of use of declared equipment (Section 59 (2) of the Mining Act), and of the program in general.
5. Representative drillhole samples are submitted to the PIRSA Core Library on completion of the program or on expiry of the tenement (as per PIRSA Information Sheet M41, *Submission of Representative Samples for Mineral Exploration Drillholes* – available on our website or from Mining Regulation and Rehabilitation Branch)
6. Due care is taken to prevent unnecessary environment damage.
7. Tracks and impacts caused by vehicular movements are minimised.
8. Disturbance to vegetation is minimised.
9. Exploration contractors and field staff be advised of the environmental objectives of the program, and have a clear understanding of their environmental management responsibilities.

2

10. Drillholes are backfilled and plugged below surface with suitably secure hole plugs. Protruding casing is removed or capped below ground level.

11. Rehabilitation is undertaken such that areas impacted by the proposed program, are restored to a condition, which is stable, consistent with the prior land use, and in a manner that will facilitate the natural regeneration of vegetation, and minimise the visual impact of exploration activities. Where practicable progressive rehabilitation must be undertaken. Final rehabilitation must be completed within 6 months of completion of the proposed program, unless alternative written arrangements are approved.

12. ***Exploration Rehabilitation Photo Report***: Photographs of representative drillsites and off-track access routes be taken (from the same location) before, during and after activities as a record of exploration impacts and the results of rehabilitation. These must be submitted in report form along with GPS coordinates of their locations to PIRSA Mining Regulation and Rehabilitation Branch within 3 months of completion of the proposed program. One hardcopy and one digital copy (pdf format preferable) must be submitted.

13. The program is carried out within six months of the date of this letter.

Where not addressed within your proposal, or the specific requirements above, exploration activities and mitigation/rehabilitation methods must be conducted in line with PIRSA's *Statement of Environmental Objectives* and *Environmental Guidelines for Mineral Exploration in SA* (PIRSA Information Sheet M33 — available on our website or from Mining Regulation and Rehabilitation Branch).

Where groundwater occurs in two or more aquifers of differing salinity, drillholes must be appropriately backfilled on completion by ensuring aquifers are separated and any artesian flows contained by placing cement plugs in accordance with PIRSA Information Sheet M21; *General Specifications for Construction and Backfilling of Mineral Exploration Drillholes* (available on our website or from Mining Regulation and Rehabilitation Branch). A Department for Water, Land and Biodiversity Conservation (DWLBC) Drilling Inspector must be notified immediately if any artesian flows are encountered - contact Martin Fosdike (ph. 8463 6872, mob. 0428 828 569), or Michael Freestone (ph. 8463 6875, mob. 0428 103 108).

Groundwater conditions in this area are not well known and it is requested that, where drilling methods permit, water samples are taken and sent to the PIRSA Drill Core Storage Facility C/o 23 Conyngham St Glenside. Water samples must be submitted with information on company name and contact, drillhole name and location, depth to water cut, standing water level and yield. Results of analyses and advice on sampling can be obtained from the Groundwater Assessment Branch, Department of Water, Land and Biodiversity Conservation, ph 8463 6946.

Portion of the proposed drilling occurs within the Far North Prescribed Wells Area, which has been designated to ensure the effective management of the groundwater resources within the north-western part of the State. For further information please contact Mr Lloyd Sampson, DWLBC on ph 8463 6970.

3

This approval relates only to the requirements of the South Australian *Mining Act 1971*. There may be other legislation relevant to your application. This may include the Occupational Health, Safety and Welfare Act 1986 and Regulations, and the Commonwealth *Environment Protection and Biodiversity Conservation Act 1999* (EPBC Act). For further information and advice on workplace safety, contact SafeWork SA, ph 8303 0255, website www.safework.sa.gov.au. A summary of the EPBC Act is available on our website or from Mining Regulation and Rehabilitation Branch. For further information on the Act you should contact the Commonwealth Department of the Environment and Heritage or visit their website at www.deh.gov.au.

You are reminded that separate approval is required before carrying out any significant amendments or extensions to this program. If you require any further information contact Simon Constable on 8463 3129 or Jack White on 8463 3093.

Yours sincerely



Pru Freeman
MANAGER, LAND ACCESS
In accordance with delegated
Ministerial powers and functions

INDEPENDENT TECHNICAL REPORT

KOKOMEREN AND BARSKAUN LICENCE AREAS

KYRGYZ REPUBLIC


TAU
MINING

Tau Mining Limited
15 Poland Street
London, UK
W1F 8QE

May 18th, 2007

Prepared By:


CCIC

Caracle Creek International Consulting Inc.
Suite 2 – 17 Frood Rd.
Sudbury, Ontario, Canada P3C 4Y9
+1.705.671.1801

Iain Kelso, H.B.Sc., P.Geo.
Serguei Soloviev, Ph.D., P.Geo.
Stephen Wetherup, H.B.Sc., P.Geo.
Scott Jobin-Bevans, Ph.D., P.Geo.



TABLE OF CONTENTS





LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES





1.0 EXECUTIVE SUMMARY

Caracle Creek International Consulting Inc. ("CCIC") of Sudbury, Ontario, Canada was engaged by Tau Mining Limited ("Tau") of London, UK to undertake a Due Diligence Review of the Kokomeren ("Kokomeren") and Barskaun ("Barskaun") Licence Areas (the "Licence Areas" and/or the "Property") and to complete an Independent Technical Report (the "Technical Report").

The Property, located in the Kyrgyz Republic, consists of two Licence Areas, Kokomeren and Barskaun, which are situated 92 kilometres south of Bishkek and approximately 250 km southeast of Bishkek, respectively. The Kokomeren Licence Area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. The Barskaun Licence Area, a single block permit, covers 311 km^2 and is located in the Issyk-Kul Lake Region.

The following site visits were conducted by CCIC personnel:

2006 Site Visit

- Scott Jobin-Bevans (P.Geo) June 5th to June 8th, 2006
- Stephen Wetherup (P.Geo) June 5th to June 12th, 2006

2007 Due Diligence Study

- Iain Kelso (P.Geo) January 22nd to February 12th, 2007
- Serguei Soloviev (P.Geo) January 22nd to February 9th, 2007
- Luc Harnois (P.Geo) January 22nd to February 9th, 2007
- Mark Smethurst (P.Geo) January 22nd to February 2nd, 2007

This Technical Report is based on site visits to both Kokomeren and Barskaun in the northern Tien Shan compression zone of the Kyrgyz Republic, discussions with consultants and board members of Tau Mining Limited, visits to the State Agency for Geology and Mineral Resources of the Kyrgyz Republic Government ("State Agency ") in Bishkek, discussions with senior-ranking geologists with the State Agency, independent lawyers and the management personnel at the Central Laboratories in Kara-Balta. CCIC personnel collected seven grab samples during the 2006 Site Visit with assays of up to 0.228% U_3O_8 (0.193% U) returned.

The Kokomeren and Barskaun properties are located within Kyrgyzstan's region of the Tien Shan Mountains, one of the most prolific uranium provinces in the world. More that 300 uranium deposits have been recognized along the Tien Shan, and neighbouring Uzbekistan and Kazakhstan are rated as the 5th and 8th highest World producers of Uranium respectively. The Tien-Shan compression zone is dominated by folded sedimentary and metamorphic sequences which underwent prolific multi-stage granitic suite intrusions. The region's reserves of uranium were mined to produce highly enriched uranium and plutonium for use in nuclear reactors and in the Soviet Union's nuclear arsenal.





The Kokomeren Licence is situated in the mountainous northern part of the Kyrgyz Republic and occupying an area of 939 km^2 of the southern slope of the Dzhumgal Ridge, upstream of the Kokomeren River which belongs to the Dzhumgal district of the Naryn Oblast. This area is characterised by multiple manifestations of uranium mineralization which are represented by two main types:

a) Fracture-Infiltration (hydrothermal) type associated with Caledonian granites and;
b) Layer Infiltration type in the Upper Neogene sedimentary sequence overlying Caledonian granites.

The Orto-Kuganda uranium deposit, which explored in the late 1950's to early 1960's, is located on the east bank of the Orto-Kuganda River. The FSU C_2 category resource (not NI43-101 compliant) was calculated on the basis of exploration results in 1961 is summarized as follows:

- ***92,050 tonnes @ 0.127% U;***
- ***116.9 tonnes U (136.8 tonnes U_3O_8) total.***

The Orto-Kuganda uranium deposit is represented by series of sub-parallel mineralized lenses hosted within brecciated and fractured zones of the Kuganda granitic intrusive. The uranium and sulphide mineralization is associated with intense hydrothermal alteration. The structure that is host to the Orto-Kuganda uranium deposit extends for several kilometers in both strike directions and remains, for the most, under-explored. Tau Mining has established a number of drill targets as a result of its 2006 exploration program.

The setting and type of mineralization is analogous to other intrusive-related uranium deposits such as Kok-Moinok in Kyrgyzstan, Kyyktal and Charkasar in Eastern Uzbekistan, Dzhantuar (7,154 tonnes U), Koscheka, and Rudnoe in Western Uzbekistan, uranium deposits that form the Elkon district in Eastern Siberia (250,000 tonnes U), and the Rossing deposit in Namibia.

Rio Tinto's Rossing granitic-intrusive deposit in Namibia produces nearly 8% of the world's uranium annually. The Rossing deposit is characterized by disseminated uranium mineralization (dominantly uraninite) within an intrusive body in areas subjected to intense hydrothermal alteration. Copper sulphides, molybdenite, arsenopyrite, iron oxides and fluorite are often associated with the ore. In 2005, 3700 tonnes of U_3O_8 were produced 12,027,000 tonnes of ore grading 0.025% U.

Average uranium grades of up to 0.38%, 0.104%, 0.048%, and 0.058% are reported among the dozens of mineralized showings elsewhere over the Kokomeren Licence Area (also associated with zones of intense hydrothermal alteration). A single mineralized zone was reported to be from 40 to 45 metres long and 1.0 to 1.5 metres thick with individual channel samples returning up to 0.76% U.





The Barskaun exploration property is situated in the Issyk-Kul Lake Region, occupying an area approximately 311 km^2 on the northern slopes of the Terskey-Alatau Ridge, facing the Issyk-Kul Lake. The vast area south of the Issyk-Kul Lake, including the licence area has multiple deposits and showings of uranium mineralization, mainly of two types:

a) Fracture-Infiltration (hydrothermal) type ass,ociated with Caledonian granites, and;
b) Layer-Infiltration type in association with Mesozoic and Cenozoic sediments.

The Barskaun Licence area incorporates more than 20 *significant* uranium occurrences, as well as a large number of radiometric and geochemical anomalies. Mineralized showings over the Barskaun Licence Area have uranium grades (in individual channel samples) reported as high as 0.45% to 0.8%.

Uranium exploration in Kyrgyzstan, which commenced in the 1940's, resulted in the discovery of several commercial deposits of the Mailisay and Karasay groups providing the primary source of Soviet uranium. The Kokomeren and Barskaun Licence Areas have been explored in the past by Russian geologists of the former Soviet Union. A tremendous amount of field data has been collected since the early 1950's through various means, including mineralogical sampling, geological mapping, trenching, detailed grab and chip sampling, diamond drilling, geophysical, and geochemical surveys.

By the 1960's, many areas of Kyrgyzstan had been subjected only to first pass reconnaissance exploration, designed to detect readily outcropping ore bodies. Uranium exploration in Kyrgyzstan was terminated in the late 1960's due to a political decision to shift uranium production to other parts of former Soviet Union. Geological reports were transferred to the geological teams in neighbouring Kazakhstan and Uzbekistan. Hence, the uranium potential of the Kyrgyz Republic remains very high, including the potential for discovery of significant economic deposits.

Tau Mining Limited, which is governed by the laws of the United Kingdom, purchased 100% of Long Alpha Mining Company, which is registered in the Kyrgyz Republic. Long Alpha Mining Company obtained 100% ownership for all necessary Licences and licensing Agreements from the State Agency of Geology and Mineral Resources, guided by the provisions as set out by the Government of the Kyrgyz Republic. This prescribes the right to use the Licences with the intent of conducting exploration campaigns for the discovery of uranium and other metals (for the Kokomeren and Barskaun Licence Areas) until April 25, 2008. Providing Long Alpha Mining Company follow the guidelines of the Law of the Kyrgyz Republic on Subsoil, and meets the minimum exploration expenditures required for each year up until April 25, 2008, then the laws of the Kyrgyz Republic on mining guarantees the extension of the said Licences for an additional 10-year term with subsequent





extensions of the term until any deposits has been depleted of any resource or reserve. A Licence to exploit known deposits is valid for 20 years with subsequent 20 year Licence extensions being available through application.

A complete Certified Legal Opinion was prepared for Long Alpha Mining Company by Kalikova & Associates Law Firm based in Bishkek, Kyrgyz Republic (Appendix 2). The Legal Opinion has been reviewed by CCIC and there is no reason to believe that any of the information provided therein is misleading in any way.

CCIC has reviewed Tau's proposed exploration program for the Kokomeren and Barskaun Licences and believes the concepts are properly conceived and justified, as the potential for presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan. ***The opinion of CCIC is that the character of the Kokomeren and Barskaun Licences and the potential for developing new mineral targets are of sufficient merit to justify further exploration on the Properties.***

An exploration program with a budget of **CAD $4,430,000** is proposed to further examine the Property. The recommendations and budget are summarized in the tables below:

Summary budget of recommendations for the Kokomeren licence area:

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	3500 km	$577,500.00
	K1 target area:		
	Geological – structural mapping of 1:5,000 scale with ground-radiometry (estimate square of the sector – 2 km^2)	80 km^2	$25,000.00
	Kokomeren Licence Area:		
	Geological & structural mapping at 1:50,000 scale with ground-radiometry	300 km^2	$125,000.00
	Geological & structural mapping at 1:100,000 scale with ground-radiometry	650 km^2	$135,000.00
Phase II			
	Geological & structural mapping of detailed sectors at 1:5,000 scale with ground-radiometry	~10 areas	$140,000.00
Phase III			
	Construction of roads	-	$250,000.00
	Construction of drilling pads	-	$250,000.00
	Drilling of established targets in K1 Vicinity	3,000 m	$450,000.00
	Drilling of established targets in remainder of Kokomeren Licence	6,000 m	$900,000.00
		Subtotal:	**$2,947,500.00**



Summary budget of recommendations for the Barskaun licence area:

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	1500 km	$247,500.00
	Delineation of drill targets over the Barskaun Licence Area:		
	Geological-structural mapping of 5 priority areas, preliminary identification of drill targets (Phase 1)	5 areas	$70,000.00
	Identification of drill targets and drill hole locations (3D modelling)	-	$10,000.00
Phase II			
	Construction of roads	-	$50,000.00
	Construction of drilling pads	-	$10,000.00
	Drilling of established targets	6,000 m	$900,000.00
Phase III			
	Regional & detailed geological – structural mapping with ground-radiometry (concurrent to drilling program)	-	$100,000.00
		Subtotal:	**$1,482,500.00**

Total ($ CAD): $4,430,000.00



2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Introduction

Caracle Creek International Consulting Inc. of Sudbury, Ontario, Canada was engaged by Tau Mining Limited of London, UK, to undertake a Due Diligence Review of the Kokomeren and Barskaun Licence Areas and to complete an Independent Technical Report compliant with the terms set out in form NI43-101 and companion policies NI43-101CP and Form 43-101F1.

The Property, located in the Kyrgyz Republic, consists of two Licence Areas, Kokomeren and Barskaun, which are situated 92 km south of Bishkek and about 250 km southeast of Bishkek, respectively (Figure 4-1). The Kokomeren Licence Area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. The Barskaun Licence Area, a single block permit, covers 311 km^2 and is located in the Issyk-Kul Lake Region.

The following site visits were conducted by CCIC personnel:

2006 Site Visit

- Scott Jobin-Bevans (P.Geo) June 5th to June 8th, 2006
- Stephen Wetherup (P.Geo) June 5th to June 12th; 2006

2007 Due Diligence Study

- Iain Kelso (P.Geo) January 22nd to February 12th, 2007
- Serguei Soloviev (P.Geo) January 22nd to February 9th, 2007
- Luc Harnois (P.Geo) January 22nd to February 9th, 2007
- Mark Smethurst (P.Geo) January 22nd to February 2nd, 2007

This Technical Report is based on site visits to both Kokomeren and Barskaun in the northern Tien Shan compression zone of the Kyrgyz Republic, discussions with consultants and board members of Tau Mining Limited, a visit to the State Agency for Geology and Mineral Resources of the Kyrgyz Republic Government ("State Agency ") in Bishkek, discussions with senior-ranking geologists with the State Agency, independent lawyers and the management personnel at the Central Laboratories in Kara-Balta.

2.2 Terminology and Units

The Metric System or International System of Units (SI) is the primary system of measure and length used in this Report. Length is generally expressed in kilometres, metres and centimetres, volume as cubic metres, mass as metric tonnes. FSU geologic publications and more recent work assessment files now use the Metric system but older work assessment files may refer to the Imperial System. Metals and minerals acronyms in this CPR conform to mineral industry accepted usage.





Abbreviations utilized in this report include ppb = parts per billion; ppm = parts per million; Mt = million tonne; t = tonne (1000 kilograms); and SG = specific gravity. Micro radians per second (mrd/s) are a measure of total radioactivity. Grades of uranium are expressed in tonnes of uranium (U) metal, %U (metal), $\%U_3O_8$ (oxide), or g/m^3.

Monetary abbreviations include KGS = Kyrgyz Som and CAD = Canadian Dollar. Dollars are expressed in Candian currency (CAD $) unless otherwise noted. Uranium and base metal prices are stated as US$ per pound (US$/lb) whereas precious metals (i.e. gold, silver and platinum-group metals) are stated as US$ per troy ounce (US$/oz).

Unless otherwise indicated, Universal Transverse Mercator (UTM) coordinates in this Technical Report are provided in WGS84, Zone 43 North.

2.3 Russian Mineral Resource-Reserve Classification

The principles of classifications for mineral resources and reserves in the Soviet Union were developed in 1960. Mineral reserve calculations were reviewed by the State Commission for Reserves of the Russian Federation (GKZ) for approval, then registered in the State List of Mineral Deposits and Included in the State Balance of the Reserves. In 1981, a new "System of Classification of Reserves and Resources of Mineral Deposits" was adopted, referred to as the Former Soviet Union (FSU) or GKZ classification system.

This classification system (Table 2-1) is still used today in the Commonwealth of Independent States (CIS). The FSU classification system subdivides mineral concentrations into 7 categories in 3 major groups, based on the level of exploration performed: explored (A, B, C_1) and evaluated (C_2) reserves, and prognostic or potential resources (P_1, P_2, P_3). A review of the principles of the Russian classification is provided in "Principles of Classification of Reserves and Resources in the CIS Countries" (March 1994, Mining Engineering; Society for Mining, Metallurgy and Exploration, Inc., Colorado, USA).

Table 2-1. Classification of reserves and resources in the CIS using the FSU classification system.

Mineable Reserves				**Potential Resources**		
Explored			Evaluated	Prognostic		
A	B	C_1	C_2	P_1	P_2	P_3

Table 2-2 lists the evaluation techniques qualifying each Soviet classification category with respect to the evaluation of uranium deposits.



Table 2-2. Evaluation techniques for each FSU category correlated with uranium deposit evaluation methods.

Technique	C_1	C_2	P_1	P_2	P_3
Drilling	10-20 m grid	100-200 m grid	single drill hole	-	-
Exploration pits	multiple	multiple	multiple	single	-
Trenching	multiple	multiple	multiple	multiple	-
Geochemical sampling	multiple	multiple	multiple	multiple	single
Hydro-chemical sampling	multiple	multiple	multiple	multiple	multiple

FSU classified reserve and resource figures presented in this Technical Report have not been verified by CCIC or Tau Mining; such reserve and resource figures are considered historical and should not be relied upon.

2.4 CCIC's Qualifications

Caracle Creek International Consulting Inc. is an international consulting company based in Sudbury, Ontario, Canada. CCIC provides a wide range of geological and engineering services to the mineral industry. With offices in Canada (Sudbury and Toronto, Ontario and Abbotsford, British Columbia) and South Africa (Johannesburg), CCIC is well positioned to service its international client base.

CCIC's mandate is to provide professional geological and engineering services to the mineral exploration and development industry without compromise. CCIC's professionals have international experience in a variety of disciplines with services that include:

- Exploration Project Generation, Design and Management
- Data Compilation and Exploration Target Generation
- Property Evaluation and Due Diligence Studies
- Independent Technical Reports (43-101)/Competent Persons' Reports
- Mineral Resource/Reserve Modelling, Estimation and Audit; Conditional Simulation
- 3D Geological Modelling, Visualization and Database Management

CCIC has access to the most current software for data management, interpretation and viewing, manipulation and target generation:

- most current and popular GIS database platforms
- Data Modelling for Target Generation/3D GIS Querying
- Data Integration and Spatial Database Viewing/Management





The Qualified Persons and co-authors of this Technical Report are Mr. Iain Kelso, Dr. Serguei Soloviev, Dr. Scott Jobin-Bevans, and Mr. Stephen Wetherup. Certificates of Qualification are presented in Appendix 1.

Mr. Iain Kelso, Technical Manager for CCIC, is a geoscientist in good standing with the Association of Professional Geoscientists of Ontario (APGO #1345). Mr. Kelso has several years experience in geological modelling and resource calculations, and in the management of quality control-quality assurance programs.

Dr. Serguei Soloviev is a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#28143). Dr. Soloviev obtained a Doctoral Degree in Geological and Mineralogical Sciences in geology and exploration of mineral deposits and metallogeny from the Supreme State Attestation Committee of Russia in 1997 and, over the past 20 years, has been involved in mineral exploration in Russia, Kazakhstan, Kyrgyzstan, Uzbekistan, Tajikistan, Canada, United States of America, Chile, Argentina, Nigeria, and Mongolia.

Dr. Scott Jobin-Bevans, Managing Director of CCIC, is a professional geoscientist in good standing with the Association of Professional Geoscientists of Ontario (P.Geo. #0183). Dr. Jobin-Bevans has over 18 years experience in mineral exploration including gold, base metals, uranium, diamonds and platinum-group elements, and has authored/co-authored numerous Independent Technical Reports (NI43-101) and Competent Person's Reports for business transactions relating to the TSX and TSX Venture exchanges, and the AIM and OFEX markets of the LSE. Dr. Jobin-Bevans also has experience in geological and resource modelling, and in the management of quality control-quality assurance programmes.

Mr. Stephen Wetherup, General Manager of CCIC, is a geologist in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (APEGBC #27770). Mr. Wetherup has been involved in mineral exploration since 1997 and has experience in project management, field-based exploration, and in the management of quality control-quality assurance programs. Mr. Wetherup has authored or co-authored numerous Independent Technical Reports (NI43-101) or Competent Persons Reports for the purpose of listings on the TSX Venture Exchange of the Toronto Stock Exchange, and the Alternative Investment Market of the London Stock Exchange.



3.0 RELIANCE ON OTHER EXPERTS

This Report was prepared by competent and professional individuals from CCIC on behalf of Tau, for their ability to raise funds to further explore and develop the Property. This Report is directed solely for the development and presentation of data with recommendations to allow for Tau to reach informed decisions. The information, conclusions and recommendations contained herein are based largely on a review of digital and hard copy data and information supplied to CCIC by Tau, as well as various published geological reports, discussions with representatives from Tau who are familiar with the Property and the area in general. CCIC have assumed that the reports and other data listed in the "References" section of this report are substantially accurate and complete.

CCIC have relied exclusively on information provided by Tau regarding land tenure and technical information and all of these sources appear to be of sound quality. CCIC is not aware of any technical data other than that presented by Tau or its agents. CCIC did not conduct an in-depth review of mineral title and ownership and the title ownership and status of claims as outlined in this Report was obtained from Tau. While title documents were reviewed for this study as provided by Tau, it does not constitute nor is it intended to represent a legal, or any other, opinion as to title.

All relevant information on the Property presented in this Report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the NI43-101 definition of a Qualified Person. CCIC has made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, CCIC believes these reports were written for internal purposes only, with the objective of presenting the results without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by Tau.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Property consists of two Licence Areas, the Kokomeren and Barskaun, which are situated 92 kilometres south of Bishkek and about 250 km southeast of Bishkek, respectively. CCIC conducted a due diligence review of two tenements which are described below. A detailed description of these Licences is given in a Legal Opinion provided by the Kalikova & Associates Law Firm, based in Bishkek, Kyrgyz republic (Appendix 2).

The Kokomeren licence area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. The Barskaun Licence Area, a single block permit, covers 311 km^2 and is located immediately south of Issyk-Kul Lake.





The Kokomeren and Barskaun licence areas were applied for on May 1, 2006 and granted on August 1, 2006. Terms of the exploration permits were negotiated by Long Hill Development Ltd. through its 100% owned subsidiary Long Alpha Mining Company and vended into Tau on terms defined in the Vend-in Agreement. Tau has confirmed that the two licences are valid for two years from the date of granting (Appendices 2 and 3).

Each licence, although identified by a series of map coordinates, has not been surveyed on the ground. The licences have been granted for multi-elements and include uranium and all other metals and are valid for an initial period of two years, providing the conditions listed in Sections 2.6 and 2.7 (Licence Agreements N2) are satisfied.

CCIC is not aware of any other underlying agreements, royalties or encumbrances on the Property and is not aware of environmental liabilities or public hazards associated with the Property.

4.1 Kokomeren Licence Area

The Kokomeren Licence Area, a single block permit, covers 939 km^2 and is located on the southern slopes of the Dzhumgal Ridge, between the Kokomeren and Beshkugangy rivers. It is positioned partly in the Chuy Region (Zhayulsky Area) and Narun Region (Dzhumgal Area) between 42°00'00" and 42°15'00" north latitude and 74°05'00" and 74°10'00" east longitude (Figure 4-1). Boundary coordinates for the Kokomeren are provided in licence document "№ МП 243" and are presented in Table 4-1.

Table 4-1. Boundary coordinates defining the Kokomeren Licence Area (No МП 512).

Vertices	X*	Y*
1	4 680 000	13 440 000
2	4 680 000	13 448 000
3	4 664 000	13 448 000
4	4 664 000	13 472 000
5	4 652 000	13 472 000
6	4 652 000	13 424 000
7	4 676 000	13 424 000
8	4 676 000	13 440 000

*Krassowsky 1940 ellipsoid, Pulkovo 1942, Gauss-Kruger Zone 13



4.2 Barskaun Licence

The Barskaun Licence Area, a single block permit, covers 311 km^2 and is located in the Issyk-Kul Lake Region between 42°03'30" and 42°09'00" north latitude and 77°16'00" and 77°36'30" east longitude (Figures 4-1 and 4-2). Boundary coordinates for the Barskaun are provided in licence document "№ МП 253" and are presented in Table 4-2.

Table 4-2. Boundary coordinates defining the Barskaun Licence Area (No МП 513).

Vertices	X*	Y*
1	4 670 000	13 688 000
2	4 670 000	13 704 000
3	4 668 000	13 704 000
4	4 668 000	13 704 000
5	4 600 000	13 716 000
6	4 600 000	13 788 000

*Krassowsky 1940 ellipsoid, Pulkovo 1942, Gauss-Kruger Zone 13

4.3 Subsoil Law

The following documents form the regulatory basis for prospecting, exploration and extraction of mineral resources in the Kyrgyz Republic:

- The Law of the Kyrgyz Republic "On Subsoil" No. 42 dated July 2, 1997 (the "Subsoil Law"); and
- The Regulation "On Subsoil Users Licensing Procedure" approved by the Kyrgyz Government Resolution No. 338 dated June 14, 2000 (the "Subsoil Use Licensing Regulation").

Pursuant to the Subsoil Law, prospecting and extraction of mineral resources in the Kyrgyz Republic shall be carried out on the basis of licences issued by a specially authorized state body of the Kyrgyz Republic: the State Agency of Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "Agency").

The Subsoil Law is effective on the entire territory of the Kyrgyz Republic and governs relationships arising between the government and individuals and legal entities, and other states while using subsoil. Legislation of the Kyrgyz Republic on subsoil use is based on provisions of the Constitution of the Kyrgyz Republic, and consists of this Law and other normative legal acts of the Kyrgyz Republic adopted in accordance with it.





Figure 4-1. Location of the Kokomeren and Barskaun Licence Areas, Kyrgyz Republic.



4.4 Granting of Exploration Licences

To obtain a licence (the "Exploration Licence") to explore for minerals, including uranium, a person shall submit an application to the Agency. The application must describe the place and type of subsoil use. The applicant is required to transmit with the application:

(i) copies of its constituent documents;

(ii) exploration work programs for the object specified in the application; and,

(iii) a confirmation of its ability to finance the works specified in the application.

The Exploration Licence fee shall be a sum equivalent to the amount of five to ten minimum salary rates (approximately $25).[1]

If the applicant and the Agency agree on the licensing conditions, the applicant shall be issued the Exploration Licence and shall execute with the Agency the licence agreement No. 1. Within the term specified in such agreement, the Licencee shall submit to the Agency a technical project for the works at the Licenced object along with the environmental, health and safety reviews and a certificate of land allotment within which the Licencee shall have the right to develop a subsoil area. Upon submission of such technical project, the applicant and the Agency shall enter into the licence agreement (the "Licence Agreement"), which shall stipulate the conditions of licensing and Licenced area use and shall be valid for the duration of the licence. The Licence Agreement constitutes an integral part of the Exploration Licence and without such agreement the Exploration Licence is deemed to be invalid. Pursuant to Article 14 of the Subsoil Law, the Licence Agreement must contain the following information:

- work program agreed to by the Agency and force-majeure circumstances which can make the work program impossible to fulfill;
- requisite data about the licence holder (name, address, CEO's name, etc.);
- purpose of subsoil works;
- all types of charges and licence fees for subsoil use;
- latitude and longitude co-ordinates and area of land and mining allotments for subsoil use; and,
- conditions and measures towards rehabilitation of the environment imparted by subsoil use (land reclamation costs, compensation for land requisitioning, etc.).

The Exploration Licence gives the licence holder an exclusive right to prospect for a specific type(s) of mineral resource(s) within the Licenced area during a period of two years. If the conditions stated

[1]The licence can be refused if an applicant provides false data about itself or if its ability to finance the works stated in the application proves inadequate.



in the licence agreement are met, the Exploration Licence may be renewed for a period of up to 10 years.[2] According to the Subsoil Law, the Agency has the right:

- to suspend the Exploration Licence for a term of up to three months if:
  - (i) the applicant does not use the subsoil area for the purpose for which it was allocated;
  - (ii) the applicant is in breach of the terms of the Licence Agreement; and,
  - (iii) the force-majeure circumstances have occurred; and,
- to annul the Exploration Licence in case of:
  - (i) geological research completion;
  - (ii) the applicant's liquidation;
  - (iii) application of technology prejudicial to the health and safety of employees and the public, or capable of causing irreparable damage to the environment and loss of mineral resources;
  - (iv) failure to submit the technical project approved by the state bodies for subsoil and environmental protection and technical safety, and by land owners within the term specified in the Licence Agreement;
  - (v) failure to conduct works as provided by the conditions of the Licence Agreement within a year of its issuance;
  - (vi) waiver of subsoil use rights; and,
  - (vii) expiration of the Exploration Licence.

The Exploration Licence holders are required to:

(i) comply with the requirements of laws and regulations (rules, standards) for subsoil use;

(ii) annually submit to the Agency the information on geological research, prospected mineral resources, and subsoil use for the purposes other than extraction of mineral resources, and on further work plans;

(iii) comply with safety requirements for subsoil works;

(iv) employ measures ensuring subsoil protection and comply with maximum permissible impact on physical and biological condition of the environment in the course of subsoil works3;

(v) return land and other natural objects impaired by subsoil use to a state suitable for their further use;

(vi) conserve exploration and development wells which can be reused for deposit development and other business purposes and close, under the established procedure, the mines and wells not intended for reuse;

(vii) ensure safety of geological and other documentation received in the process of geological research;

(viii) ensure timely and correct payment of fees for subsoil use; and,

(ix) normally return annually 10% of the Licenced area according to the licence agreement.

[2]The Agency may issue the Exploration Licence to any third parties to prospect for other mineral resources within one and the same Licenced area.

[3]A procedure for determining maximum permissible impact on the environment is described in Section 3.1 "Environmental Protection" of this Memorandum.



With the Agency's consent, the Exploration Licence holder may transfer it to any other person on the condition that such person shall assume all of the former licence holder's obligations under the Licence Agreement[4].

In case the Exploration Licence holder discovers a deposit of minerals on the Licenced area and deems it reasonable to commence the development of this deposit, it shall have an exclusive right to use the subsoil for development purposes (the "Development Licence")[5].

The Development Licence gives the licence holder an exclusive right to carry on, within the mining allotment, geological research, excavation, deposit preparation, extraction and processing of minerals, utilization of mining and processing waste, rectification (refining), sale and export of all extracted minerals and refined products during the period specified in the technical project but not more than 20 years, and can be subsequently renewed until the depletion of mineral reserves.

The Development Licence is issued together with the Licence Agreement. The Licence Agreement constitutes an integral part of the Development Licence and without such agreement the Development Licence is deemed to be invalid. Pursuant to Article 14 of the Subsoil Law, the Licence Agreement contains the same information as in the Licence Agreement for exploration purposes, including data on:

- quantity and category of reserves;
- angular co-ordinates of the mining allotment;
- development extraction and technological extraction of refined products in accordance with feasibility study; and,
- technical project.

Mining companies are required by law to make financial provisions at certain rates[6] to the state budget for mining-related environmental rehabilitation and development of geological industry of the Kyrgyz Republic.

[4]A procedure for *transfer* of licences is not regulated by Kyrgyz law. In practice, to effect a licence transfer from one party to another party, the Agency applies the same procedure as upon initial obtaining of the licence, and the transferring person is required to file an application for licence transfer. No additional contracts or licence transfer agreements are required.
[5]This exclusive right does not imply any special procedure for obtaining the Exploration Licence, in other words, the discoverer of the deposit is not required to submit any other documents than those normally submitted for the Development Licence (as described in Section 1.3 hereof). To this end, the Agency is not allowed to issue the Development Licence for this deposit to another party. The law does not set the validity period of such exclusive right.
[6]For example, gold mining companies are required to make provisions in the amount of 5% of the value of the output per year, and rare-earth metal mining companies require 12% of the value of the output per year, for the rehabilitation of the mineral resource base of the Kyrgyz Republic.



4.5 Licences Agreement Current Status

Tau, through its 100% owned subsidiary and Kyrgyz Republic registered company, "Long Alpha Mining Company", has been granted Licence Agreements N2 for both areas. They were executed and granted in Bishkek, Kyrgyz Republic on August 1, 2006 and signed between the State Agency for Geology and Mineral Resources of the Kyrgyz Republic and Limited Liability Partnership "Long Alpha Mining Company".

4.5.1 Licence Agreement N2 - Kokomeren

The Licence Agreement N2 for the Kokomeren area was granted on the following conditions:

1. The work is to be undertaken in accordance with "Project of uranium geological exploration within the Kokomeren Licence area", endorsed by subsoil protection, environmental and technical safety authorities.
2. Program of geological exploration should be not less than:

Basic Types of Exploration Work	Units	Volume by Year		
		2006	2007	2008
Mapping geological routes	L - metres	200	300	100
Trenching	m3	100	200	200
Drilling	L - metres	-	2000	2000
Sampling (various)	sample	250	750	750
Investments	Thousands KGS	1000	4350	3000

3. Relinquishment: not required.
4. Compulsory transferral of geological information to the State Geological Fund as follows:

Year	Type of Information
2006-2007	Geological information
2008	Report on exploration works in 2006-2008 in accordance with industry standards

5. Other conditions:
   - (i) Half-yearly information on the progress of accomplishment of Licence agreement should be provided prior to 15 July of the current year.
   - (ii) Annual report in accordance with "Standards of annual reporting for carrying out of plans of development of exploration activities and Licence agreement conditions" as well as the next year program in accordance with "Methodical recommendations for development of annual programmes (plans) of mining and exploration activities" should be submitted before 31 January of next year.
   - (iii) Technical and biological land rehabilitation of geological workings.
   - (iv) In case of company liquidation and conservation, the primary geological documentation should be submitted to the archive of the State Agency for Geology and Mineral Resources.
6. Force-majeure circumstances: in accordance with Clause 3 of the "Subsoil Law".



7. Details of the Licence Holder: Limited Liability Partnership "Long Alpha Mining Company" is registered at the following address: 11 Micro-region 18/2, Bishkek.
8. Expiry Date of the Licence Agreement is 25 April, 2008.

4.5.2 Licence Agreement N2 – Barskaun

The Licence Agreement N2 for the Barskaun area was granted on the following conditions:

1. The work is to be undertaken in accordance with "Project of uranium geological exploration within the Barskaun Licence area", endorsed by subsoil protection, environmental and technical safety authorities.
2. Program of geological exploration should be not less than:

Basic Types of Exploration Work	Units	Volume by Year		
		2006	2007	2008
Mapping geological routes	L - metres	10	25	25
Trenching	m^3	100	500	400
Drilling	L - metres	-	2500	2500
Exploration pits	m^3	-	50	50
Sampling (various)	sample	130	1000	1000
Investments	Thousands KGS	1000	5350	4000

3. Relinquishment: not required.
4. Compulsory transferral of geological information to the State Geological Fund as follows:

Year	Type of Information
2006-2007	Geological information
2008	Report on exploration works in 2006-2008 in accordance with industry standards

5. Other conditions:
   - (i) Half-yearly information on the progress of accomplishment of Licence agreement should be provided prior to 15 July of the current year.
   - (ii) Annual report in accordance with "Standards of annual reporting for carrying out of plans of development of exploration activities and Licence agreement conditions" as well as the next year program in accordance with "Methodical recommendations for development of annual programmes (plans) of mining and exploration activities" should be submitted before 31 January of next year.
   - (iii) Technical and biological land rehabilitation of geological workings.
   - (iv) In case of company liquidation and conservation, the primary geological documentation should be submitted to the archive of the State Agency for Geology and Mineral Resources.
6. Force-majeure circumstances: in accordance with Clause 3 of "Subsoil Law".
7. Details of the Licence Holder: Limited Liability Partnership "Long Alpha Mining Company" is registered at the following address: 11 Micro-region 18/2, Bishkek.



8. Expiry Date of the Licence Agreement is 25 April, 2008.

4.6 Environmental

The use of natural resources and environmental protection in the Kyrgyz Republic are regulated by the Law "On Protection of the Environment" dated June 16, 1999. Industrial and radiation safety is governed by the Law "On Industrial Safety of Hazardous Production Facilities" dated November 19, 2001, and by the Law "On Radiation Safety of Population of Kyrgyz Republic" dated June 17, 1999. The national environmental protection authority is the Environmental Agency.

During discussions with Tau's attorney, Kalikova & Associates, Mr. Wetherup was informed that environmental concerns regarding the properties are minimal, as the properties contain recognized uranium resources and so no liability is incurred on the basis of historical work. To date, all the environmental and/or safety concerns and/or requirements have been met by Tau as reflected in environmental endorsement of the technical projects.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Kokomeren Licence Area

The Kokomeren area is located about 92 kilometres south of Bishkek (Figure 4-1). Road access to and within the Kokomeren area is satisfactory via sealed and unsealed roads (suitable for cars along river valleys) and mountain paths.

The climate of the area is distinctly continental with summer temperatures up to 16°C and winter temperatures to -27°C. The area is coved by snow from November to March.

The area is sparsely populated with the closest township being Chaek and nearby villages of Chet-Kuganda, Kairma, Bash-Kuganda and Aral. The economic activity of the region is dominated by agriculture and sheep/goat ranching.

The northeast oriented Dzhumgal Ridge has absolute highs between 3,605 and 4,121 metres. There are several rivers within the Kokomeren area. The vertical relief between river valleys and mountains generally ranges from 900 to 1000 metres.

5.2 Barskaun Licence Area

The Barskaun area is located about 250 kilometres southeast of Bishkek (Figure 4-1). A good quality sealed road exists south of Issyk-Kul Lake, from which unsealed roads branch off, connecting all the townships. Road assess to and within the Barskaun area is satisfactory via sealed roads, unsealed roads and mountain paths.





The climate of the area is distinctly continental in the western part of the Barskaun area and mildly continental in the eastern part; the climate also changes with elevation. The coastal area has a dry climate averaging 7.6°C and maximum temperatures from June to August are 26° to 32°C. The coldest time of the year is from January to February with temperatures reaching -23°C. The annual rainfall is 200 to 300 mm.

The area is sparsely populated and all of the villages and townships are located on the coastal plain. The biggest townships are Kadgysay and Pokrovka. The primary economic activity is agriculture.

The local terrain is highly variable, dominated by the Terecksey-Alatay Ridge and the Issyk-Kul mid-mountain depression, the central part of which is occupied by Issyk-Kul Lake. The main rivers of the area are Kazhisay, Toss and Barskaun, all of which flow into Issyk-Kul Lake. The highest point of Tereksey-Alatay Ridge (4,808 metres) is located further to the south, outside of the Barskaun area. The northern slope of the Tereksey-Alatay Ridge, west of the Barskaun River, consists of three sub-ridges: Kalkagar, UzunKyr-Tastarata and "Tereksey-Alatay Water Divider". These sub-ridges are further divided by two north-south oriented depressions; between the Barskaun and Barskaun rivers, the sub-ridges merge. The Kalkagar sub-ridge has a steep southern slope and relatively gentle northern slope. The top of the sub-ridge has absolute elevations of 2400 to 3173 metres. The northern side of this sub-ridge is composed by highlands with absolute elevations of 2000 to 2300 metres, which form cliff-like features next to the lake costal plain. The coastal plain of the Issyk-Kul Lake reaches 18 kilometres at its maximum width.

6.0 PROPERTY HISTORY

Uranium exploration in Kyrgyzstan began in the mid 1940's and resulted in several major discoveries. Uranium was successfully mined in Kyrgyzstan during the 1940s to 1960s; however, in 1967, uranium mining was stopped and uranium exploration was restricted due to a political decision to develop uranium in other areas of the Soviet Union. Much of Kyrgyzstan has only been subjected to first pass exploration designed to detect outcropping deposits and extensions of known deposits.

Since 1967, the geological reports and resource estimates of uranium deposits of Kyrgyzstan were transferred to the relevant organisations in neighbouring Kazakhstan and Uzbekistan. The process of retrieving copies of the reports is often lengthy and tedious. Even at present, the maps and reports pertaining to uranium exploration and resource estimates are still subject to "secrecy" and added efforts to obtain access are required. ***Nonetheless, the potential for presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan.***





6.1 Kokomeren Licence Area

The Kokomeren Licence Area was investigated from 1949 to 1975. During this period, a number of showings of uranium mineralization and several hundreds of radiometric anomalies were discovered, including the Orto-Kuganda Uranium Deposit. Many of the showings were investigated from the surface by trenching and excavation of small pits, with sub-surface work that included diamond drilling and exploration adits and drifts. Within the Kokomeren Licence Area there are two types of uranium mineralization:

1. Fracture Infiltration type (hydrothermal), associated with Ordovician and Silurian granites; and,
2. Layer Infiltration type, associated with Upper Neogene sedimentary rocks.

A radiometric survey of a portion of the Licence Area was carried out in 1949. Between 1949 and 1951 the Suek Exploration Team covered a portion of the area (6-85-B.Г) with geological survey at 1:100,000 scale with some radiometric readings. Between 1955 to 1956 the Djumgal Exploration Team carried out a geological survey with radiometric measurements over the 6-84-Г area. As a result of the above work, high radioactivity associated with granites was identified and 47 hydro-samples were collected and analysed which demonstrated the presence of uranium and radon.

In follow-up, the Kensuy Exploration Team of Kamenskaya Expedition ("First Glavk") carried out exploration in the Kokomeren Licence Area from 1957 to 1959. The Team concentrated its efforts on separate ore showings and anomalies. No topographic maps of the area were available at that time, making it impossible to complete a structural analysis and remotely investigate the potential continuity of uranium mineralization along the structures.

Between 1960 and 1961, the Orto-Kuganda Exploration Team of Kamenskaya Expedition discovered 5 uranium deposits within the area.

Between 1964 and 1966, a systematic exploration approach was applied to the massive accumulation of data regarding points of uranium mineralization and surveys. As a result of a database study, it was established that uranium anomalies could be classified into three groups:

(i) carboniferous-clay-silica formation of early Palaeozoic age;
(ii) mid-Palaeozoic formation of leucocratic granites; and,
(iii) Jurassic coal-bearing-sandstone formation.

The first group of mineralization is hosted by hydrothermally altered (skarn) schist-limestone rocks. The second group of deposits are located inside massive granitoids and occur in areas of hydrothermal remobilization (sericitization, chloritization, carbonatization, kaolinitization, albitization and limonitization) in areas of feathering faults and fractured zones, pegmatites, and at the contacts



of different phases of intrusions. The third group of mineralization is located in layers of coal, coal shales and sandstones.

From 1973 to 1975, the Orto-Kuganda Exploration Team carried out a detailed study of the area between the Orto-Kuganda and Bash-Kuganda rivers. As a result of this work, the system of faults controlling uranium deposits were traced further to the southeast into the area between the Bash-Kuganda and Tugelsay rivers. In this region, the identified uranium mineralization points are associated with the zones of fracturing and zones of hydrothermal changes in granites and syenite dikes.

6.2 Barskaun Licence Area

The Barskaun Licence Area was investigated from 1946 to 1961. During this period, 21 showings of uranium mineralization and about 250 radiometric anomalies were discovered. Most of the showings were investigated not only from the surface, but down to approximately 300 metres depth. Sub-surface work included diamond drilling and the driving of exploration adits.

The first indications of high radioactivity of the rocks within the region were identified as early as 1929 when the expedition of the Academy of Sciences of the Soviet Union crossed the Central Tien Shan Mountains. Follow-up efforts in 1934 triggered the discovery of several lead ore showings.

In 1946, the South Issyk-Kul Geological Expedition carried out uranium exploration in the area. This effort resulted in the discovery of the Dzhilskoye uranium deposit associated with the Jurassic coal beds. This deposit was rapidly put through grade control studies and mining commenced in 1948.

After this initial success, a number of expeditions became active in the area, namely from All Union Geological Institute (St. Petersburg). The efforts of these expeditions concentrated primarily on identifying the same Jurassic coal-hosted uranium mineralization. Ms. Goretskaya of All Union Geological Institute suggested that uranium mineralization may also be connected with the intrusions of leucocratic granites, and predicted large-scale uranium deposits would be discovered in association with these granitic rocks.

From 1950, in a non-systematic fashion, a number of uranium mineralization points were discovered in the Barskaun area. In 1954, the existing database was analysed and a conclusion was reached that uranium mineralization is controlled by the structure of the north-south oriented South Issyk-Kul Folding Zone. From 1955, points with high uranium content were being established from some of the river bottom sediments.



In 1959, the area was covered by an airborne gamma survey of the Kamenskaya Expedition (First Glavk). This survey identified a number of strong anomalies, most of which were located in and around the granitic rocks. While some of these anomalies were ground truthed with trenching and drilling in 1960 and 1961, some of the targets have yet to be followed up.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology and Structures

The geology of Kyrgyzstan is dominated by the complex sequences that comprise the Tien Shan mountain belt, itself forming the south-western part of the much larger Urals-Mongolian fold belt (Figure 7-1). The mountains form an arc that transects the country from west to east, with sub-parallel ranges separated by intermountain basins and valleys. The Ferganskiy Range in south central Kyrgyzstan extends in a northwest-southeast direction, and marks the divide between the principal tectonic blocks that are separated by a major regional fault, the Nikolaev Lineament. This lineament divides the Tien Shan into two regions. In the north, the Northern Tien Shan comprises folded Caledonian sequences, whereas south of the lineament younger Hercynian rocks occur. This area of the country can be further subdivided into the Central and Southern Tien Shan on account of their differing geological history.

Broadly, this part of Kyrgyzstan belongs to the Tien Shan compression zone which resulted from the closing of the Palaeozoic Tethys Ocean. The terrain is dominated by folded sedimentary and metamorphic sequences which were repeatedly intruded by Palaeozoic granites. Mineralization is usually associated with these intrusive and post-intrusive events (i.e. hydrothermal remobilization).

The region identified today by the Tien Shan Mountains lies in a zone in which crustal movements have taken place since the Archaean. In consequence, it contains a wide variety of igneous, sedimentary and metamorphic rocks, formed at different periods under different geological conditions. The mechanism of fold belt formation varied from time to time, with the northern section showing clear signs of polycyclic fold development, in which the Caledonian cycle was predominant, while in the Central Tien Shan, Hercynian-age structures dominate in a two-stage process. Further to the far south and west, single-stage Hercynian folding took place in rocks associated with the palaeo-Tethis Ocean, while those to the north originated in the Asian palaeo-ocean.

A clear distinction can also be drawn between the intensely complex pre-Mesozoic rocks, which form the core of the modern Tien Shan mountains, and later Mesozoic-Cainozoic rocks, mainly of continental sedimentary origin, that fill the basins between the mountain ranges. Carboniferous and Permian-age sediments and basalts thus occupy parts of northern Kyrgyzstan.



Figure 7-1. Geological map of the Kyrgyz Republic (UN, 1999).



7.2 Property Geology

7.2.1 Kokomeren Licence Area

A geologic map of the Kokomeren Licence Area is presented in Figure 7-2; the geologic legend for this map is presented as a stratigraphic column in Table 7-1. The Palaeozoic stratigraphy underlying the central part of the Kokomeren Licence Area is represented by Cambrian Dzholkol schists and marbles (~600 m thick) and Iritor porphyries (~1500 m thick). Overlying the Cambrian rocks are Ordovician sandstones and shales (~2000 m thick), which comprise a major portion of the Dzhumgal Ridge southern slopes. Carboniferous conglomerates, gravelites and sandstones (~1000 m thick) are transgressive onto Ordovician granites. Silurian intrusives develop in stockwork zones and dikes, cutting the Ordovician granitoids. Devonian rocks are represented by effusive rocks of felsic and mafic affinity, interlain with pyroclasts (~1200 m thick) and by a characteristic dark grey to purple succession of porphyries, tuffaceous conglomerates and sandstones (~100-120 m thick). Intrusives of the Caledonian age are subdivided into the Upper Ordovician and Silurian Groups.

Upper Ordovician intrusives are represented by 'old' diorites, quartz diorites, gabbro diorites, gabbro suite and 'young' porphyritic granites, granodiorites and tonalites, which comprise the main parts of the Dzhomgoltay and Oygang massive intrusions.

The Tertiary sequences, represented by Pliocene breccias, conglomerates, clays and dolomites (~1000 m thick), are restricted to the Dzhumgal depression. Quaternary alluvials, deluvials and proluvials are typical features of river valleys, modern depressions and slopes. Veins, lodes and pods of several phases and generations result in intricate assemblages of various sizes, form and composition.

In terms of tectonics, the Kokomeren Licence Area lies within the Tien-Shan orogenic belt, which is a complex folded system developed on the site of the closed Palaeozoic Tethys Ocean during Variscian and Caledonian stages, producing main plicate structures and regional fault zones. Some structural forms were modified during Hercynian and Alpine stages mainly resulting in longitudinal regional structures and multiple thrusts of up to 20 to 30 metres in amplitude. The latter are usually expressed as brecciation fracture zones followed by in-fill quartz-carbonate veins.



Figure 7-2. Generalized geology and mineralized areas of the Kokomeren Licence.



Table 7-1. Stratigraphy of the Kokomeren Licence Area.

Period	Suite	Stratigraphy
Quaternary		Q_{IV} Modern sediments. Clay silt, loam, sand, gravel, ballast, glacial sediments.
		Q_{III-IV} Upper Quaternary – modern sediments. Gravel, sand, sandstone, gravelite, ballast.
		Q_{III-IV} Upper Quaternary and modern sediments. Ballast, loam.
		Q_{III} Upper Quaternary sediments. Clay, sand, loam, gravel, glacial sediments.
		Q_{II-III} Middle-upper Quaternary sediments. Clay, sand, gravel, loess
		Q_{II} Middle Quaternary sediments. Loess, boulders, gravel, glacial sediments.
		Q_{I} Low Quaternary sediments. Conglomerate, gravel.
Neogene-Quaternary		N_2- Q_I Pliocene – Low quaternary sediments. Boulder, breccias, gravelite.
Neogene	Issykulskaya Suite	$N_{2/s}$ None subdivided sediments. Orange gravelite.
		$N_{2/s3}$ Upper sub-suite. Sandstone, gravelite, sandy clay and marl.
		$N_{2/s2}$ Middle sub-suite. Gravelite and sandstone.
		$N_{2/s2+1}$ Combined middle and low sub-suite. Breccias, conglomerate, gravelite.
Palegene and Neogene	Kirgizskaya suite	None subdivided sediments. Clay, gravelite , sandstone.
		$Pg_3?+N_{1kr3}$ Upper sub-suite. Sandstone, gravelite, breccias.
		$Pg_3?+N_{1kr2}$ Low sub-suite. Clay.
Palegene		Pg?*kk* Konturpakskaya suite. Marl, breccias with calcite cement, basalt.
Jurassic		Low Jurassic. Clay, red-brown coal, sandstone.
		D_3 Upper Devonian period (?) – Low Carboniferous period. Quartz porphyritic tuff, quartz porphyry, porphyry.
Devonian		D_{1+2}?*sg* Middle and Upper Devonian (?). Sugaklinskaya suite (?). Porphyry tuff, porphyry, tuff-sandstone.
Cambrian		Cm_{1+2}?*kp* Low and Middle Cambrian (?). Kapkatasskaya suite. Sericite-quartz-, chlorite-quartz-, carbonate-chlorite- schist
Upper Proterozoic	Silliskii Complex (?)	Pt_3?*as* Ashuairykskaya suite. Biotite-quartz-, sericite-carbon-, quartz-sericite-schist, quartzite and limestone.
		Pt_3?*sb* Sarybulakskaya suite. Chlorite-sericite schist.
Middle Proterozoic		Pt_2?*tr* Terkeiskaya suite. Porphyry, porphyritoid, limestone.
		Pt_2?*kng* Kungenskaya suite. Amphibole-, quartz-muscovite-, quartz-biotite- schist, hornfels.



	γPz₁ Late Paleozoic intrusives. Granophyre, granite-porphyry, leucocratic granite. Dikes: 1) granite-porphyry (γπ), 2) diorite (δ), 3) lamprophyre (χ).
Silurian intrusions	γS? Second phase granite. δS? First phase diorite.
Late Ordovician intrusions	ΓO₃? None subdivided (Γ) granite and granodiorite (porphyritic), second phase porphyritic granodiorite (γδ). δO₃? Diorite, first phase quartz-diorite.
Volcanic Rocks	Predominantly tuff of felsic composition. Predominantly tuff of intermediate composition. Predominantly tuff of various (undivided) composition.
Quaternary Deposits	Glacial Glaciolfluvial Fluvial Lacustrine

Four areas with proven uranium mineralization are identified on the Kokomeren Licence Area and are discussed further in section 8.0:

1. Area K1 (Orto-Kuganda)
2. Area K2 (Kokomeren);
3. Area K3 (Oygaing); and,
4. Area K4 (Zaoblachny).

7.2.2 Barskaun Licence Area

A geologic map of the Barskaun Licence Area is presented in Figure 7-3. In terms of stratigraphy, the Barskaun Licence Area is almost totally underlain (95%) by an extensive intrusive complex and is locally overlain by Palaeozoic-Neogene sediments. Most of the area comprises dark-grey Ordovician granite and granodiorites of the Terskey *instrusive with subordinate diorites and quartz diorites.*

In the Barskaun River and the Bugumujuz River valleys, small bodies of gabbro and gabbro-diorites occur. Light grey, grey pink and rarely, red Silurian granites are other significant intrusive types and



these usually form vast stocks and dikes that follow the regional fracture zones. Late Palaeozoic, diminutive intrusives are represented by granophyres, granite, porphyries, leucocratic granites, diorites and lamprophyres.

In terms of tectonics, the entire Barskaun licence area is transected by several sub-parallel regional fractures. Theses are generally expressed as vertical structures, 10 to 120 metres in width and comprised of severely crushed rocks with late dikes and veins. All known instances of uranium mineralization within the Licence Area are confined to these fracture zones.

Four areas with proven uranium mineralization are identified on the Barskaun Licence Area and are discussed further in section 8.0:

1. Area B1 (Tepshi)
2. Area B2 (Tossor);
3. Area B3 (Baltyrkan); and,
4. Area B4 (Barskaun).





Figure 7-3. Generalized geology, mineralized areas and uranium anomalies of the Barskaun Licence (after Bakirov, et al., 2001).

8.0 DEPOSIT TYPES

Uranium occurs in a number of different igneous, sedimentary and hydrothermal geological environments. In general, all uranium deposits of the World can be grouped into 14 major categories of deposit type based on geological setting (OECD/NEA & IAEA, 2000). Six of the 14 types are host to most of the World's uranium and three of these six - unconformity-related, sedimentary-related, and breccia complex - are host to the World's most significant and richest uranium resources.

Metallogenic scheme of Kyrgyzstan

Figure 8-1. Metallogenic provinces of Kyrgyzstan (Bakirov, et al., 2001).

Two distinct metallogenic provinces of uranium mineralization are incorporated on the territory of the former Soviet Central Asian republics (Kyrgyzstan, Kazakhstan, Uzbekistan, Tajikistan), the Tien Shan and Circum-Tien Shan or provinces. The Tien Shan metallogenic province (subdivided into the southern, middle, and northern Tien Shan; Figure 8-1) extends over the Tien Shan orogenic belt itself within Kyrgyzstan, northern Tajikistan, and southern Uzbekistan; the Circum-Tien Shan metallogenic province covers the northern foreland of the Tien Shan in southern Kazakhstan and northern Uzbekistan. The Tien Shan metallogenic province incorporates mostly intrusive-related (including fault-controlled) uranium deposits, with comparable or relatively minor importance of sediment-hosted uranium deposits (including unconformity-related, fault-controlled, sandstone, black shale and lignite-hosted and others deposits). In contrast, sandstone-hosted, stratiform uranium deposits predominate in the Circum-Tien Shan metallogenic province. These types of uranium mineralization are discussed below, and are presented as sub-types of two (Intrusion Related and Sedimentary) of the six principal types of world-wide uranium deposits.



8.1 Intrusion Related

Intrusion related deposits constitute about 9% of world uranium resources. Major deposits include Jachymov in the Czech Republic and Shinkolobwe in Zaire. Deposits of this type are usually small (<100,000 t) and grade 0.15% to 0.25% U with some exceptions such as the Ace-Fay-Verna system in northern Saskatchewan which contains about 9 Mt grading 0.21% U (MacMillan, 2003).

Uranium ore minerals in vein deposits are typically pitchblende, coffinite, and uranophane. Other metals associated with uranium veins are Bi, Co, Ni, As, Ag, Cu, and Mo. Major gangue mineral within veins and stockworks are commonly comprised of calcite/dolomite and quartz with minor amounts of hematite, potassium feldspar, albite, sericite, fluorite and/or barite. Alteration minerals are dominated by potassium feldspar, chlorite and hematite.

Generally, intrusion related uranium deposits are found in areas underlain by granites with high background uranium content. Uranium is usually concentrated within differentiated phases of the granitic intrusions and hydrothermally remobilized during later tectonic events. Hydrothermal fluids are focussed along faults and fractures that cut the granite; deposition of gangue and ore minerals occurs primarily within the tensional zones along these fault structures. Ore bodies are commonly tabular or prismatic and range from a few centimetres up to 15 metres wide. Depth extents to ore bodies are usually limited to a few hundred metres; however, some deposits extend down to as much as 2 kilometres.

The list of intrusive-related uranium deposits within the Tien Shan province includes (but is not limited to) such deposits as Kok-Moinok in Kyrgyzstan, Kyyktal and Charkasar in Eastern Uzbekistan, and Dzhantuar (7,154 tonnes U), Koscheka, and Rudnoe in Western Uzbekistan. In general, these deposits are characterized by subvertical to flat-lying, fracture-controlled mineralized zones. In some of these settings, uranium mineralization that was originally hydrothermally deposited was later re-mobilized in "fracture-infiltration" settings.

The Kok-Moinok uranium deposit in Kyrgyzstan (on the western side of the Issyk-Kul Lake) is represented by three lens-like bodies of uranium mineralization, located 30 to 40 metres from one another and hosted within Permian-Triassic granosyenite. The ore bodies are confined to zones of post tectonic hydrothermal alteration (chloritization and sericitization). The maximum thickness of the lenses ranges from 10 to 30 meters; their length ranges from 10 to 20 meters. The uranium mineralization is traceable to a depth of 425 meters from surface and is represented primarily by uraninite and pitchblende (Figure 8-1). Pre-production uranium reserves were 1473 tonnes U, with an average grade of 0.06% U (Soloviev, 2007b).






SCALE
CROSS-SECTION I-I
NW
SE
Level 2035
Level 2000
CROSS-SECTION II-II
LEGEND
Kok-Moinok intrusive complex:
Porphyrite dyke
Syenite-porphyrite dykes
Fine-grained leucocratic granite
Granosyenite
Quartz vein
Zone of hydrothermal alteration (chlorite, sericite)
Zones of mylonitization
Fault
Orebodies with 0.03% and higher uranium content
Borehole
Depth of borehole
Mine
Contour of blocks for reserves calculation
Main orebody
Upper orebody No. 1.
Upper orebody No. 2.
Drill hole
Ditch
Figure 8-1. Geological map and cross sections of the Kok-Moinok uranium deposit, Kyrgyz Republic.

The Kyyktal and Charkasar uranium deposits are situated in the Tashkent mineralized district of Eastern Uzbekistan. Uranium mineralization is hosted within strongly fractured leucocratic granites which have been subjected to intense hydrothermal alteration (e.g. greisenisation, albitization and pyritization). The mineralization occurs immediately below the zone of modern, supergene oxidation that is traceable 150 to 200 metres below surface. Within the oxidation zone, uranium mineralization replaces pyrite related to greisens and quartz-chlorite stringers. The vertical extent of uranium mineralization below the oxidation zone is a further 50 to100 metres (Soloviev, 2007b).

Large, intrusive-related uranium deposits form the Elkon district in Eastern Siberia (Yakutia). The district is situated within the Aldan Precambrian Shield, in the area where the crystalline basement plunges under the sedimentary cover of the Siberian Craton. The district is located within the older giant dome-like structure – the rigid Archaean nucleus complicated with a set of Mesozoic grabens and arc-block uplifts; one of these uplifts is coincident with the Elkon uranium-bearing mineralized district. It is composed of intensely folded Archaean gneisses and schists altered by multi-phase granitization and silica-potassium metasomatism. These rocks are cut by numerous dikes and minor



calc-alkaline, sub-alkaline and potassic intrusive rocks emplaced formed during the Mesozoic tectonic-magmatic activation.

Uranium deposits found in the Elkon mineralized district represent vein-stockwork structural type and are spatially associated with fault structures traced by zones of blastomylonites, cataclasis, fracturing, brecciation, combined with alkaline metasomatism, quartz and quartz-barite veining. Uranium mineralization is associated with fault-controlled, pyrite-carbonate-feldspar metasomatites and is locally accompanied by quartz-barite veins with sulfides (e.g. chalcopyrite, galena, sphalerite, molybdenite).

The uranium orebodies are traced along strike and downdip for tens and hundreds of meters, with thicknesses ranging from few decimeters to 10 metres. The average uranium grade varies from 0.12% to 0.18% U. The richest mineralization occurs at depths exceeding 300 meters from the surface. The overall uranium resources of the deposits found in the Elkon mineralized district are quoted as exceeding 250,000 tonnes U, thus among the world-largest uranium deposits (Soloviev, 2007b).

Rio Tinto's Rossing pegmatite-intrusive deposit in Namibia produces nearly 8% of the world's uranium annually. The Rossing deposit is characterized by disseminated uranium mineralization (dominantly uraninite) within a pegmatitic rock body in areas subjected to intense hydrothermal alteration. Copper sulphides, molybdenite, arsenopyrite, iron oxides and fluorite are often associated with the ore. In 2005, 3,700 tonnes of U_3O_8 were produced 12,027,000 tonnes of ore grading 0.025% U (Rio Tinto, 2007).

8.1.1 Fracture-Infiltration

In western terminology the Fracture-Infiltration Type of uranium mineralization, as described in the Kyrgyz Republic, would be best correlated with the Intrusion Related type or "Granite Related U-Deposits in veins, stockwork, episyenite" (Dahlkamp, 2006) and/or "Classical U-Veins" (McMillan, 2003). This style of mineralization is hosted in veins, stockwork and breccia zones within granitic to syenitic rocks. Typically, these veins and stockworks occur in tensional zones along faults that cut the intrusive rocks. In northern Kyrgyzstan, the granite bodies that host the uranium are Palaeozoic in age and have been cut by Mid-Mesozoic faults that channelled mid-Jurassic hydrothermal fluids (S.K. Meng, *pers, comm.*, 2006).

8.2 Sedimentary

Sedimentary or Sandstone deposits constitute approximately 18% of world uranium resources. These deposits occur in medium- to coarse-grained sandstones which have been deposited in a continental fluvial or marginal marine sedimentary environment. Impermeable shale/mudstone units



are interbedded in the sequence and often occur immediately above and below the mineralised units within the sandstone. Uranium precipitation is linked to reducing conditions caused by a variety of agents within the sandstone including: carbonaceous material (detrital plant debris, amorphous humate, marine algae), sulphides (pyrite, H_2S), hydrocarbons (petroleum), and interbedded basic volcanic rocks with abundant ferromagnesian minerals (e.g. chlorite).

Three main classifications of sandstone deposits exist:

1. rollfront deposits are described as arcuate bodies of mineralization that crosscut sandstone bedding;
2. tabular deposits are described as irregular, elongate lenticular bodies parallel to the depositional trend, deposits commonly occur in palaeochannels incised into underlying basement rocks;
3. tectonic/lithologic deposits occur in sandstones adjacent to a permeable fault zone.

Orebodies of this type are commonly low to medium grade (0.05% to 0.4% U_3O_8) and individual orebodies are small to medium in sized, ranging up to a maximum of 50,000 tonnes U_3O_8. The primary uranium minerals are uraninite and coffinite. Conventional mining/milling operations of sandstone deposits have been progressively undercut by cheaper In Situ Leach ("ISL") mining methods.

The United States has large resources in sandstone deposits in the Western Cordillera region, and most of its uranium production has been from these deposits, recently by ISL. The Powder River Basin in Wyoming, the Colorado Plateau and the Gulf Coast Plain in south Texas are major sandstone uranium provinces. Other large sandstone deposits occur in Niger, Kazakhstan, Uzbekistan, Gabon (Franceville Basin), and South Africa (Karoo Basin). Kazakhstan has reported substantial reserves in sandstone deposits with average grades ranging from 0.02% to 0.07% U.

8.2.1 Layer-Infiltration

Often referred to in Kyrgyz geological reports, this type of uranium mineralization is equivalent to Sedimentary Type deposits, and is hosted within shale, coal and sandstone layers within mid-Jurassic and younger sedimentary rocks in northern Kyrgyzstan. Other names for this style of uranium mineralization varies between authors as they often sub-divide sedimentary hosted uranium deposits based on the types of host sedimentary rock such as "Uraniferous Carbonaceous Shale/Mud-siltstone related stockwork deposits" (Dahlkamp, 2006).

These deposits in northern Kyrgyzstan are thought to be the result of ascending uranium bearing hydrothermal fluids sourced from the basement Palaeozoic granite intrusions coming into contact with reducing layers in the overlying sedimentary rocks, such as coal and black shale layers (S.K. Meng,



pers comm., 2006). In general, ore deposits of this type are low grade, 0.05% to 0.15% U and can be large tonnage deposits up to 200,000 tonnes U (Ronneburg, Germany) but are usually around 10,000 tonnes U (Dahlkamp, 2006).

9.0 MINERALIZATION

The major, primary ore mineral of most uranium deposits is uraninite (UO_2) or pitchblende ($U_2O_5 \cdot UO_3$; better known as U_3O_8), though a range of other uranium minerals are found in particular deposits. Accessory uranium minerals include carnotite (uranium potassium vanadate), the davidite-brannerite-absite type uranium titanates, and the euxenite-fergusonite-samarskite group (niobates of uranium and rare-earth elements). A large variety of other uranium minerals are known, such as gummite (a general term for mixtures of various secondary, hydrated uranium oxides with impurities), hydrated uranium phosphates of the phosphuranylite type (including autunite, magnesian saleeite and torbernite) and hydrated uranium silicates such as coffinite, uranophane (with calcium) and magnesian sklodowskite.

9.1 Kokomeren Licence Area

Two main types of uranium mineralization occur in the Kokomeren Licence Area:

(i) hydrothermal (fracture infiltration type) associated with Upper Ordovician and Silurian granites; and,

(ii) exogenous infiltration (layer infiltration type) confined to Upper Neogene sedimentary depressions.

The hydrothermal, intrusive related mineralization predominates in terms of instances. Geographically, four areas with proven uranium mineralization are identified on the Kokomeren Licence Area (Figure 7-1):

1. **Area K1 (Orto-Kuganda);**
2. **Area K2 (Kokomeren);**
3. **Area K3 (Oygaing); and,**
4. **Area K4 (Zaoblachny).**

Within the entire Kokomeren Licence Area, uranium mineralization occurs as fracture-infiltration type, associated with Upper Ordovician and Silurian granites, and layer-infiltration type, associated with Upper Neogene sedimentary rocks. Most of the uranium mineralization is associated with zones of tectonic faults and brecciation in fractured Caledonian age granites, with alteration that includes pyritization and limonitization.

9.1.1 Area K1 (Orto-Kuganda)

The K1 area is situated in the middle-stream of the Orto-Kuganda River, which is a right tributary of the Dzhumgol River. Approximately 85% of the K1 area is underlain Late Ordovician and Silurian granitoids; the remaining 15% (the north-west of the area) is composed of Upper Devonian to Lower Carboniferous volcanics (basalts, andesite-basalts, andesites, dacites, rhyolites, their pyroclastic varieties and ash tuffs) overlying Early Devonian intrusive rocks.

The Late Ordovician and Silurian granitoids form the Kuganda granitic instrusive, which includes pinkish-grey porphyric granites and granodiorites. These rocks are intruded by stock-like body of relatively late, equigranular leucocratic granites. The latter are, in turn, cut by aplitic granites and lamprophyres.

The granitic rocks are cut by a number of fault and deformation zones, with the majority of them striking north-west and north-east. One of the most pronounceable northwest-striking structures, known as the 'Sai Rudnui Fault', is traceable through the south-central part of the K1 area. This fault is represented by thick (10-30 m) zone of brecciation and intense hydrothermal alteration (sericitization, kaolinization and patchy silicification) of leucocratic granites. The fault zone strikes at 290° and steeply (75° to 85°) dips to the south-west. This fault zone was traced along strike for at least 4.5 to 5 km.

The Sai Rudnyi Fault is adjoined by another large northwest-striking fault zone called the Main ('Glavnyi') Fault. This structure incorporates a number of sub-parallel, en-echelon zones of brecciation, fracturing and intense hydrothermal alteration (small veins and veinlets of quartz, barite and calcite, locally with sulphides). The Sai Rudnyi Fault strikes 300° to 320° and steeply (75° to 90°) dips to the south-west. This large tectonic structure hosts the majority of uranium mineralization of the Orto-Kuganda uranium deposit.

The major system of northeast-striking faults intersecting the Kuganda granitic instrusive control two most pronounced mineralized sectors, namely, the Orto-Kuganda uranium deposit and the Eastern Orto-Kuganda sector situated south-west of the Orto-Kuganda deposit, as well as a number of relatively smaller geochemical and radioactive anomalies.

The Orto-Kuganda uranium deposit is represented by series of sub-parallel mineralized zones formed in local brecciation and fracturing zones superimposed over the granite intrusive and accompanied by intense hydrothermal alteration (sericitization, kaolinization, silicification, etc.). These zones bear locally intense uranium and sulphide mineralization.



The Eastern Orto-Kuganda sector is situated immediately south-east of the Orto-Kuganda deposit and represents further continuation of its mineralized structures. It covers series of brecciation and fracturing zones some 5 to 15 m thick, accompanied by intense hydrothermal alteration (including potassic fedlsparization and kaolinization). Ground radiometric survey reading of these zones are up to 40-50 mcr/h, with background values of 25-30 mcr/h. Rock sampling has returned minor uranium values (0.0001% to 0.001% U). The diminished values may beattributable to supergene leaching of uranium; primary mineralization may be expected at greater depths, similar to the zonation encountered on the Orto-Kuganda deposit (Semenov et al., 1975).

Aside from these two major mineralized sectors, the K1 area incorporates a number of other, mostly unexplored geochemical and radioactive anomalies including those identified by AlpProject in 2006.

9.1.1.1 The Orto-Kuganda Uranium Deposit

The Orto-Kuganda (OK) uranium deposit was explored in the late 1950's to early 1960's and represents the only uranium object on the Property for which C_2 category resources (FSU classification) have been calculated on the basis of exploration results. The deposit is centered at the approximate coordinates 466,675 mE and 4,658,850 mN.

The C_2 category resources calculated in 1961 for the OK uranium deposit are reported as follows:

- ***92,050 tonnes @ 0.127% U;***
- ***116.9 tonnes U (136.8 tonnes U_3O_8) total.***

The resources were manually calculated utilizing a sectional polygonal method. The cut-off grade was reported to be 0.093% U and the average thickness of lenses 2.41 metres (Volkov, et al., 1961). ***FSU classified reserve and resource figures presented in this Technical Report have not been verified by CCIC or Tau Mining; such reserve and resource figures are considered historical and should not be relied upon.***

The OK deposit is located at an absolute elevation of 2000 to 2800 metres, above the east bank of the Orto-Kuganda River (Figure 9-2). The deposit was discovered by the Kensu Exploration Team in 1959; subsequent exploration work on the deposit (completed 1959 to 1961) includes the following:

- 2227 m of underground aditing;
- 3649.6 m of underground diamond drilling;
- 3550.3 m of trenching; and
- 12136 geochemical samples.




K1 Area
Re-established Adit #3

Figure 9-2. Northwest facing perspective view of the K1 area with 1 km grid.

The OK uranium deposit is represented by series of sub-parallel mineralized lenses hosted within brecciated and fractured zones of the Kuganda granitic intrusive. The uranium and sulphide mineralization is associated with intense hydrothermal alteration (e.g. sericitization, kaolinization and silicification). Exploration work subsequent to the original discovery has identified sub-parallel mineralized zones which occuring branches to the Main Fault that is host to the OK deposit (Volzhskyi et al., 1962; Semenov et al., 1975).

Several adits were driven to explore the OK deposit from above the east bank of the Orto-Kuganda River. Adits 1 and 3 intersected the OK deposit. Adit 1 (2257 m ASL) cuts the deposit 20 to 70 metres below the surface and Adit 3 (2115.8 m ASL) cuts the deposit at 140 metres below the surface (Figure 9-3). The exploration revealed higher grade lenses of uranium mineralization lie within a broader zone of structurally controlled mineralization hosted within mylonitized granites. The mineralized lenses intersected in Adit 1 were reported as traceable for 75 m along strike, with an average thickness of 1.41 metres and an average grade of 0.062% U. The highest grades (0.078% U over 2.25 m) were encountered in the central part of the ore body.


Re-established adit
Adit 1
Adit 3

Figure 9-3. North-north west facing underground perspective of the OK deposit preliminary model.

The mineralized zone intersected in Adit 3 as traced for 52 metres along strike. The average grade was determined as 0.147% U with an average thickness of 2.73 metres. The mineralized intervals are hosted strongly altered granites (e.g. silicification, sericitization and chloritization) containing abundant quartz, pink calcite and purple fluorite veining. Disseminated sulphides are locally abundant and include pyrite, chalcopyrite, galena, molybdenite and bornite. The highest uranium grade was encountered in drilling chamber and was reported as 0.169% U over 3.5 m.

On the basis of the exploration results obtained in the early 1960's, it was concluded (Volzhskyi et al., 1962) that the ore bodies encountered at the Orto-Kuganda uranium deposit are represented by flat lenses of 1 to 4 metres in thickness and up to 50 to 70 metres in legth along strike. In vertical projection, these ore bodies form a single, northwest plunging column. The total down-dip extent of the ore column from the surface to Adit 3 level is approximately 200 to 260 metres. The uranium mineralization was not tested beyond 30 metres below Adit 3 level, as the base level of the Orto-Kugnda River lies in this proximity.



Uranium mineralization in the OK deposit is characterized by uranophane, curite, schrekingerite, kasolite, cuprosklodovskite, paraskupite, vandenbrandite, soldiitre and gialite. The uranium minerals typically occur as thin crusts along fracture planes or in brecciated zones.

9.1.2 Area K2 (Kokomeren)

The K2 area is situated on the left and right banks of the Kokomeren River. The area is underlain by Late Ordovician granites and granodiorites, which are cut by a large, northwest-trending fault zone accompanied by numerous supplementary fracturing and deformation zones which strike north-northeast/south-southwest. These northwest-trending faults are intersected by concealed transverse (northeast-trending) faults, forming a large fault intersection zone. Most of the uranium mineralization known within the K2 area occurs within or proximal to this fault intersection zone.

The northwest-trending fault zone is traceable for approximately 14 km along strike and is accompanied by discontinuous showings of uranium mineralization, generally associated with local intersections by transverse faults. This fault zone is represented by a number of sub-parallel fracturing and deformation zones striking north-northeast/south-southwest and dipping to the south-west at 70° to 80°. These zones are accompanied by intense potassic alteration of the host granitoids. The thickness of the alteration is approximately 500 to 550 metres. Some fracturing zones contain quartz and quartz-sulfide veins. Distally, this wide fault zone is transected by northeast-trending Alpine faults.

The entire K2 area covers a large airborne radiometric anomaly (4 km by 18 km in area). Geochemical sampling of underground waters has revealed elevated uranium contents varying from 1 to 75 γ/L (corresponding to $0.1x10^{-5}$ to $7.5x10^{-5}$ g/L U).

The K2 area incorporates 15 known occurrences of uranium mineralization. Four of them (# 76, 77, 79 and 80) are relatively larger and are represented by mineralized lenses, with average grades and thicknesses of

(i) 0.38% U over 1.25 m;
(ii) 0.104% U over 1.0 m;
(iii) 0.048% U over 1.75 m; and
(iv) 0.058% U over 0.4 m.

The showings are associated with zones of intense hydrothermal alteration (albitization, chloritization, hematitization and limonitization) of granitoids that has occurred close to the fracturing zones.

Uranium Showing 76 is located along the east bank of the Kokomeren River, at an absolute elevation of 2100 metres. It is underlain by upper Ordovician granites which have been intensely fractured and



altered (albitization, silicification, pelitization and chloritization). The main structure is a north-south striking tectonic zone accompanied by feathering faults, one of which is associated with uranium mineralization. Close to the showing is a dike of syenite-porphyry ranging from 0.3 to 0.4 metres in thickness and striking up to 25 metres.

An exploration adit was completed with sampling along four intersections; the average uranium grade was reported to be 0.38% U, with a maximum value of 0.76% U. The mineralized zone was reported to be from 40 to 45 metres long and 1.0 to 1.5 metres thick. Other elements forming elevated concentrations include phosphorus (0.03-0.3% P_2O_5), tin (0.05% Sn), cerium (0.01-0.03% Ce), molybdenum (0.01% Mo), and zinc (0.26% Zn).

9.1.3 Area K3 (Oygaing)

The K3 area is located in the basin of the Oygaing River (left tributary of the Kokomeren River) and covers a large, north-east elongated graben-syncline depression which is composed of Neogene and Quaternary sediments. These sediments overlie Late Ordovician and Silurian granitoids which outcrop outside the depression and are represented by porphyric biotite granites and granodiorites. Pre-Cambrian meta-sedimentary and meta-volcanic rocks are locally present. The Late Ordovician granitoids are intruded by small stocks of Silurian leucocratic granites, gabbros and gabbro-diorites.

The Neogene and Quaternary sediments which compose the Oygaing depression form a large syncline fold, or graben-syncline; its long axis possibly follows the general strike of an early, large northeast striking fault zone. The depression is terminated by the Dzhumgol fault to the north-west, and by the Oygaing thrust-fault to the south-east. Further south-western extensions of these northeast-trending fault zones are observed within the K2 area.

The largest fault, which formed during Alpine tectonic re-activation of the territory, is the Oygaing fault. This northeast trending fault traces along the left bank of the Oygaing River; further south-west, it crosses the Kokomeren River and extends further along the Chon-Boobek River.

The K3 area is 2 km wide and extends for approximately 12 km along strike; however, the potential strike length of the area corresponding to the Oygaing Neogene depression exceeds 20 km. The total width of the Oygaing depression varies from 1.5 km to 4 km.

According to Bardin et al. (1961), the basal section of the Neogene sediments within the depression are represented by finely-fragmented granite breccias. These layers are overlain by thick sequences of intercalating clay, mudstones and grey to greenish-grey, fine-grained arcose sandstones, with minor layers of brown gravelites and sandstones. The uppermost parts of the section are



represented by clays and mudstones with gypsum layers up to 0.4 m thick. The thickness of individual beds within this section varies from 0.1 to 6 m. The total thickness of the Neogene sediments package is approximately 400 m.

Uranium mineralization within the K3 area is hosted by Neogene limestones and gravelites (Figure 9-3). It is believed by local geologists that uranium mineralization within the K3 area belongs to the layer-infiltration type. The presence of up to 4 mineralized layers within the 400 m thick Neogene sequence is also suggested.

The possible presence of uranium mineralization at some depth is supported by elevated uranium content in underground waters: according to historic water sampling in the area, the uranium contents range from 1 to 65 γ/L (0.1×10^{-5} to 6.5×10^{-5} g/L). Historically, a large radio-hydrochemical anomaly (uranium and radon) in underground water has been outlined in the K3 area.

The K3 area incorporates the only occurrence of uranium mineralization known as Showing # 78 (also known as the Ulgu occurrence, cf. Bardin et al., 1961). It is located along the west bank of the Oygaing River, at absolute elevation of 2,550 metres. Mineral Showing 78 is underlain by layers of Neogene limestone, dolomite and gravels. The rocks have roughly north-south strike and dip to the east at 20° to 25°. Elevated radioactivity, which is understood to be related to limestone layers and adjacent mudstones, varies from 60 to 200 γ, with the background values of 30 γ. The thickness of the radioactive horizon varies from 1 to 2.5 metres and is traceable along strike for approximatley 900 metres. Distribution of the γ-activity is quite uniform both along strike and across thickness. On the basis of five intersections from a total of 46 channel samples, uranium contents vary from 0.003 to 0.023% U. Weighted-average grade over the thickness of 2 to 4 metres varies from 0.006 to 0.009% U.

According to local geologists, Neogene sediments composing the K3 area and other similar depressions in Tien Shan were not originally considered as prospective targets for uranium mineralization and were therefore not adequate evaluated.

9.1.4 Area K4 (Zaoblachny)

The K4 area is situated in the upper stream of the nameless left tributary of the Karakol River, at absolute elevations exceeding 4000 meters. The area covers a sector composed of Late Ordovician and Silurian granitoids. The granitoids are intersected by a wide, northeast-trending fault zone – possibly representing a northeast extension of the tectonic zone in the K1 area which controls the Orto-Kuganda uranium deposit and a number of related uranium occurrences.



The Zaoblachnyi mineralized field incorporates 3 known occurrences of uranium mineralization. All of these occurrences are found in the fracturing and deformations zones corresponding to the larger northeast-trending fault zone; all are localised in strongly fractured granitic rocks which have been subjected to intense hydrothermal alteration (pyritization, limonitization, etc.). Uranium grades reported at these occurrences range from 0.011% to 0.312% U; the average thickness of uranium-bearing mineralized zones is 0.8 m.

9.2 Barskaun Licence Area

Two main genetic types of uranium mineralization occur in the Barskaun Licence Area:

(i) hydrothermal (fracture infiltration type); and,

(ii) exogenous infiltration (layer infiltration type).

The fracture infiltration type is specifically represented by uranium mineralization related to leucocratic granites of the Late Palaeozoic, where re-mobilization and re-deposition of the mineralization by meteoric waters has occurred.

There are four mineralised areas within the Barskaun area (Figure 9-5):

1. **Area B1 (Tepshi)**
2. **Area B2 (Tossor);**
3. **Area B3 (Baltyrkan); and,**
4. **Area B4 (Barskaun).**

Uranium mineralization of the intrusive-related type is most widespread in the Barskaun Licence area. Evidence for hydrothermal origin is indicated by the presence of intense hydrothermal alteration – including sericitization, chloritization, silicification, albitization, hematitization, carbonatization, and potassic-feldsparization. Sericitization and chloritization are most typical. Gangue minerals include carbonate, quartz; locally, fluorite and barite form small stringers and cloths. Other minerals include galena, chalcopyrite, bornite, chalcocite, rare sphalerite and pitchblende.

The intrusive-related uranium mineralization in the Barskaun licence area has been suggested to be of Hercynian age (Gryaznov et al.,1961); therefore, the mineralization may be related to alaskite granites and granite-porphyries, which are characterized by hypabissal conditions of formation and shallow erosion level.

The Barskaun Licence Area is situated within east-west striking Southern Issyk-Kul zone of deep-seated faults which were originally established during the Caledonian and Hercynian epochs, and re-activated during the Alpine epoch. During the Alpine epoch re-activation, intense tectonic



movements, combined with climatic and hydro-geological conditions, caused leaching and removal of uranium. Local geologists have suggested supergene enrichment may be expected at depths below which free oxygen does not occur.

The Barskaun Licence area incorporates more than 20 significant uranium occurrences, as well as a large number of radiometric and geochemical anomalies which were investigated between 1954 and 1961 (Gryaznov et al., 1961).

While the north boundary of the Barskuan Licence Area lies proximal to Issyk-Kul and parkland that protects it, CCIC is not aware of any environmental restrictions that limit exploration activity (under Licence Agreement N2, Tau Mining remains obligated to completed a significant amount of exploration by April, 2008). The understanding of CCIC is that uranium exploration successes would be welcomed by the Kyrgyz Government, as they would be of great benefit to the Kyrgyz people and their economy.

9.2.1 Area B1 (Tepshi)

The B1 area is situated west of the Toss River, and is underlain by a large instrusive of Late Ordovician granitoids including porphyritic and leucocratic granodiorites and granites, which are intersected by aplite granite and lamprophyre dikes. The area is cut by a large number of sub-parallel roughly east-west trending fault and deformation zones. In addition to these faults, a north-west trending fault system is also well pronounced. The B1 area incorporates Tepshi and several other uranium occurrences as well as a number of radiometric and geochemical anomalies.

The Tepshi uranium occurrence is situated on the southern slope of the Tepshi mountain, at an absolute elevation of 2600 to 2700 m ASL. The area was explored between 1959 and 1961 by trenching (2300 m^3), small pits (56 m), adits (120 m), ground radiometric survey (6500 readings), and detailed geological mapping.

The area of the occurrence is underlain by Late Ordovician porphyritic granodiorites and quartz diorites. Its structural position is determined by the presence of the Bugutu-Tepshi fault, which likely represents a feathering structure of the larger Bugumuyuz Fault. The hanging-wall (northern) side of the Bugutu-Tepshi fault is complicated by a series of lesser fault zones. One of these lesser faults occurs along a contact of quartz diorite and granodiorite intrusives, strikes east-west, dips to the 50° to 60° to the north, and is represented by a moderately-thick (3 to 3.5 m) brecciated zone. The area where this lesser fault intersects the Bugutu-Tepshi fault is characterized by the presence of uranium mineralization (showing B1-A) occurring along approximately 150 m of its strike length. Although



visible uranium mineralization is not observed, uranium grades from channel samples vary between 0.008% and 0.040% U over 0.3 to 0.5 m.

In order to evaluate showing B1-A at depth, an adit (20) was driven for 40 m, approximately 12 meters below the surface outcrop. The adit intersected the mineralized fault zone over 4 m thickness and sampling returned 0.011% to 0.012% U over 1.0 m.

In the foot-wall of this mineralized zone, another zone of brecciation, hydrothermal alteration and uranium mineralization was identified (showing B1-B). Showing B1-B incorporates sectors of strong chlorite-sericite alteration marked by elevated radioactivity (150 to 700 γ) and contains uranium mineralization represented by fracture-filling kasolite. Malachite, azurite, and limonite are also present in small amounts. Uranium grades were reported to vary from 0.013% to 0.037% U over 0.3 to 0.5 m; a single sample was reported at 0.185% U over 1.0 m.

In order to evaluate showing B1-B at depth, an adit (22) was driven for 25 m, approximately 10 meters below the surface outcrop, and a small 5.8 m deep pit was excavated. The small pit and the adit intersected the mineralized fault zone; sampling of the pit returned up to 0.012% U over 0.35 m; sampling of the adit returned up to 0.022% U.

Approximately 60 m south of the showing B1-A, another east-west-striking zone (showing B1-C) of strong hydrothermal alteration (sericitization, chloritization) was identified. Showing B1-C was reported to be traceable for 150 m along strike with a thickness of 0.8 to 4 m. Uranium mineralization at showing B1-C was also reported to be represented by kasolite. Uranium grades vary from 0.011% to 0.043% U over 0.7 to 0.8 m.

In order to evaluate showing B1-C at depth, an adit (21) was driven for 34 m. The adit intersected the associated alteration zone over 2 m of thickness; however, no significant mineralization (uranium or sulphide) was observed.

9.2.2 Area B2 (Tossor)

The B2 area is located on both banks of the Toss River and on the east bank of the Bugumuyuz River. The area is underlain by a large intrusive of Late Ordovician granitoids including porphyritic and leucocratic granodiorites and granites, which are intersected by aplite granite and lamprophyre dikes. The area is cut by a large number of sub-parallel roughly east-west trending fault and deformation zones. These faults include the Tegerek-Sugetty and Bugumuyuz faults, which are represented by zones of brecciation and fracturing, often accompanied by intense hydrothermal alteration (e.g. albitization, chloritization and serpentinization) of the host granite rocks.



The B2 area incorporates a large number of uranium occurrences including Tossor-1, Diplomnoe, Koen-sai, Sugetty, Tokson-Bulak, Southern Tossor as well as a number of other occurrences, and geochemical and radiometric anomalies.

The Tossor-1 uranium occurrence is situated on the right bank of the Tossor River valley. The occurrence was investigated 1959 to 1960 via the drilling of numerous holes and the driving of several adits. The occurrence is localized in the zone of the large Tegerek-Sugetty fault. In the hanging-wall side of this fault zone, a fracture zone bearing supergene uranium mineralization (kasolite) was identified. Uranium concentrations in this zone vary from 0.4% to 0.46% U over 0.5 m. An adit driven to explore this mineralized zone intersected another, east-west striking mineralized zone. Drill holes targeting deeper horizons of these zones as well as the foot-wall of the major controlling fault intersected wide intervals of elevated radioactivity – 40-280 γ, with background values of 20-30 γ. In some cases, geochemical halos of barium, zirconium, lead and molybdenum (possible pathfinders for uranium) were identified.

The Southern Tossor uranium occurrence is also situated in the Tossor River valley, north of its junction with the Vostochnyi (Eastern) Kurumdu River. The occurrence was investigated 1960 to 1961 by trenching (1,000 m^3), small pits (9 m), adits (496 m), surface and underground drilling (1271 m and 41 m, respectively), detailed geological mapping and ground radiometric surveys (3600 readings).

The occurrence area is underlain by Late Ordovician porphyritic granodiorite intruded by Silurian leucocratic granite and east-west-trending aplite dikes. The area is covered by overburden.

The granitoids are cut by two major tectonic zones. This first zone is an intensely brecciated and mylonitized granodiorite accompanied by concordant calcite stringers. Hydrothermal alteration includes intense albitization, weak sericitization and chloritization. The zone strikes north-northeast (20° to 40°) and dips northwest at 30°. The thickness was reported to be 0.6 to 1.5 m, and the zone was traced along strike for 55 m until terminated by overburden cover. Uranium mineralization is represented by beta-uranotile, skupite, uranium hydroxides closely associated with calcite stringers and pyrite dissemination. Channel samples from the mineralized zone returned elevated concentrations of barium and strontium (up to 0.1 to 0.3%) as well as lead, molybdenum, and copper. Uranium mineralization is irregularly distributed: in particular, in channel samples taken on surface, uranium grades vary from 0.001% U to 0.311% U (in some samples, up to 0.45 to 0.8% U over 0.5 to 0.75 m). The highest uranium grade was recorded in the junction sector of the first zone and the northwest-striking zone of fine fracturing, where the thickness of the mineralized interval sharply increases. A weighted-average uranium grade in one intercept from this zone was reported to attain





0.33% U over 2.95 m. On surface, the average uranium grade for Zone 1 is 0.24% U over 1.4 m (four intersections along 30 m of strike length).

The second major tectonic zone is situated 40 to 55 m west of the first, and its 2.5 m thickness was traced for 340 m along strike. Locally, in junction sectors with feathering fractures, its thickness increases up to 8 m. This zone strikes roughly north-south and dips to the west at 50° to 65°. The zone is represented by fractured, locally brecciated and mylonitized rocks, and is accompanied by intense hydrothermal alteration (e.g. hematitization, sericitization and chloritization).

Approximately 50 m west of Zone 1, a system of shallow-dipping small zones and fractures occur in granodiorite. Uranium contents vary from 0.03% U over 0.7 m to 0.09% U over 0.1 m; in one intercept 0.754% U over 0.5 m was reported. The weighted-average uranium grade in a zone intersected by a channel (1641) was reported to be 0.287% U over 1.4 m. This mineralized structure cuts across Zone 2 and locally coincides with Zone 2 along strike causing an apparent elevated uranium grade in Zone 2.

To evaluate the down dip level of the mineralization, an adit (19) was driven at an elevation 1973.7 m and for a distance of 207 m. This adit intersected Zone 1 along with feathered and fractured zones which indicated a north-northeast strike (20 to 40°) and north-west dip (20 to 40°) of the system. The thickness of the mineralized structure was reported to vary from 0.2 m to 0.8 m and be characterized by very complex, irregular shape. Uranium grades were reported as inconsistent and vary from 0.004% to 0.25% U, attaining as much as 1.14% U over 0.35 m in one intercept.

In the foot-wall of Zone 1, a complicated zone of fine fracturing was intersected. This zone was reported to strike north-west (300° to 320°) and dip to the south-west at 35-40°, with an average thickness of 1 to 1.5 m. Uranium mineralization within the zone is represented by uranotile and distributed very irregularly. Uranium content in channel samples was reported to vary from 0.008% to 0.103% over 0.5-0.6 m, in some cases attaining 0.210 and 0.49% U over 1.0 and 0.45 m. The average uranium grade in the zone is 0.101% U over 1.14 m.

In small fracturing zones accompanying the major structure on the hanging-wall site, uranium grade varies from 0.011% to 0.12% U over 0.5 m, increasing locally up to 0.154 and 0.212% U over 0.1 and 0.35 m.

Overall, the historic data demonstrated encouraging intercepts of uranium mineralization obtained by午 aditing. However, as stated in the Soviet exploration report (Gryaznov et al., 1961), due to the fact



that the adit intersected a water-bearing, intensely oxidized part of mineralized zone, further exploration on the adit level was not considered practical.

To investigate the along-strike continuation of Zone 1, drill holes 45, 46, 47, and 48 were completed; however, significant intercepts of uranium mineralization were not encountered. It was concluded on this basis, that total strike length is Zone 1 is approximately 430 to 450 m.

Mineralized intercepts encountered in the adit indicate the vertical extent of the zone as 37 to 125 m from the surface. To investigate the down-dip extension of Zone 1, drill holes 51 and 49 were completed. Hole 51 tested the level 50 to 55 m below the adit, and hole 49 tested the level 110 to 115 m below the adit. Hole 51 intersected intensely fractured granodiorite, with calcite stringers, but no significant radiometric readings were returned by γ-logging. Hole 49 also intersected intensely fractured granodiorite with calcite stringers corresponding to Zone 1. Elevated (up to 115 γ) radioactivity readings were obtained over 2 m of the zone (the average value for the entire hole is 10-20 γ); in addition, this value may have been underestimated, as the drill core recovery rate was only 31% in this interval.

The Diplomnoe uranium occurrence is situated on the west bank of the Toss River at absolute elevation of 1900 to 2200 metres ASL. The occurrence was investigated 1959 to 1960; work completed included a 530 point surface radiometric survey, 42 m of small pits, 3903 m^3 of trenching and 148 m of drilling. Several radiometric anomalies were identified on the southern flank of the occurrence and were thereafter followed up with trenching (15 trenches totalling 403 m^3).

The occurrence area is underlain by cataclased porphyritic granodiorite and leucocratic granite intruded by aplite granite and felsite-porphyry dikes. The rocks are cut by ten sub-parallel zones of intense fracturing, brecciation and hydrothermal alteration (e.g. sericitization, chloritization and silicification). The zones are traceable for 70 to 150 m along strike and are 0.2 to 0.6 m wide (maximum 1 to 2.5 m); they strike 150-210° and dip 40-80 ° to the north-east, east and south-east. To the south, these structures are covered by overburden; to the north-east they are terminated by a thrust-fault zone.

Six of these ten mineralized zones bear some uranium mineralization represented by kasolite ($Pb(UO_2)SiO_4{\cdot}(H_2O)$) and schrockingerite ($NaCa_3(UO_2)(CO_3)3(SO_4)F{\cdot}10(H_2O)$); these minerals are irregularly distributed within mineralized zones and are concentrated in sectors of intense silicification. Other minerals include galena, chalcopyrite, bornite, chalcocite, covellite, wulfenite, malachite, chrisocolla, azurite, pyroluzite, and siderite.



Three mineralized zones (1, 2 and 3) bear the most encouraging uranium mineralization. On the surface, these zones were traced for 120 m, 100 m, and 150 m along strike, respectively; their thickness varies from 0.2 m to 0.6 m (rarely up to 1-2.5 m). Average uranium grades (in channel sampling) were reported as 0.07% U over 0.5 m (Zone 1), 0.04% U over 0.22 m (Zone 2) and 0.075% U over 0.6 m (Zone 3). Two small pits intersected Zone 3 at depths of 11 m and 17 m, respectively, returned values of 0.005 to 0.007% U over 0.25 to 0.5 m.

To evaluate Zone 3 at depth, drill hole 33 was completed. No positive results were obtained; instead, a shallow-dipping thrust-fault, possibly displacing and terminating the mineralized zone, was encountered. As a result, it was concluded, that the potential of the northern flank of the Diplomnoe occurrence is limited to some 100 to 150 m from surface (Gryaznov et al., 1961).

In 1959, twenty-five radiometric anomalies with intensities of 100 to 1000 γ located in the right bank of the Diplomnoe Creek were identified by a ground radiometric survey. Assessment of these anomalies was conducted by trenching and channel sampling. It was determined that these anomalies were related to small, shallow-dipping zones of brecciation, chloritization, sericitization and weak silicification; these zones were reported to exhibit a variable structural setting and range from east-west to north-south in strike. Uranium mineralization is represented by kasolite, and less often by schrockingerite. Uranium grades vary from 0.06% U to 0.34% U over 0.5 to 1 m. One sample returned 1.15% U over 0.5 m.

It was also reported (Gryaznov et al., 1960) that the radiometric anomalies and related occurrences of mineralization identified in the right bank of the Diplomnoe Creek remain unexplored.

9.2.3 Area B3 (Baltyrkan)

The B3 area is located between the rivers of Toss and Barskaun and is underlain by porphyritic and leucocratic granites cut by series of sub-parallel (east-west trending) fault and deformation zones. It incorporates a series of uranium occurrences known as the Tamga group of uranium occurrences (in some reports referred to as the Tamga uranium deposit).

The Tamga group of uranium occurrences includes Boltyrkan, 1, Ammonitnoe, 4, 5, Chegedek-1, Chegedek-2 and other occurrences as well as radiometric and geochemical anomalies 54, 55, 59-62, 202-204 (Volzhskyi et al., 1959; Gryaznov et al., 1957; Gryaznov et al., 1961).

In particular, the Boltyrkan uranium occurrence is situated in the left bank of the Boltyrkan Creek, near its confluence point with the Tamga River, at an absolute elevation of 2250 to 2450 m ASL. The occurrence was originally explored 1959 to 1960.



In the course of the exploration work, significant amount of exploration drilling, aditing and trenching was conducted. This included 1020 m of drilling, 170 m of adits, 1300 m^3 of trenching, 70 m of small pits, readiometric survey (1070 measurements), geochemical sampling (210 samples) and radio-hydro-geological sampling (14 samples).

As with the entire mineralized field, the area of the Boltyrkan occurrence is underlain by porphyric granitoids which have been intruded by small, east-west striking aplitic dikes. The occurrence is localized in the zone of the Boltyrkan fault (striking 250° to 260° and dipping to the north-northwest at 70°). The fault zone is represented by cataclased and mylonitized porphyric granodiorite, with local hydrothermal alteration (e.g. hematitization, potassic feldspathization, carbonatization, less intense sericitization and chloritization). On the surface, uranium mineralization is concentrated within two mineralized lenses (northern and southern). The northern lens was traced for 160 m along strike with an average thickness of 0.4 m and an average grade of 0.043% U (by three intercepts). The southern lens was traced for 250 m along strike with an average thickness of 0.63 m and an average grade of 0.65% U (also by three intercepts).

The Boltyrkan occurrence is strongly covered by approximatle 15 to 20 m of overburden. In 1959, two adits (16, 17) were driven to depths of 30 to 40 m from surface, and two drill holes (37, 38) were drilled to depths of 70 to 80 m from surface. Although the adits intersected the hosting fault zone, weaker uranium mineralization was encountered (0.013 to 0.018% U).

In 1960, three more drill holes (39, 40 and 42) were drilled to test further down-dip extension of the mineralized fault. At a depth of 90 to 150 m, hole 39 intersected the Boltyrkan fault, which is represented by intensely brecciated, locally mylonitized interval, strongly limonitized, locally sericitized, chloritized and silicified. According to the interpretation of γ-logging data, the equivalent uranium grade in this interval locally attains 0.13% over the width of 0.23 m. However, as drill core recovery was 12.5%, no visible uranium mineralization was observed in the drill core.

Hole 40 was drilled to test a deeper level of the Boltyrkan fault (160 to 220 m from the surface), 50 m down dip of hole 39. The hole also intersected the Boltyrkan fault as well as another feathering fault zone in the hanging-wall. Only slightly elevated radioactivity readings were obtained by γ-logging.

Hole 42 was drilled 240 m east-northeast of hole 40 to test the possible junction sector of quartz-sulphide mineralization of the Yuzhnoe occurrence and the Boltyrkan fault. Although the Boltyrkan fault zone was intersected, no sulphide mineralization was encountered.



It was concluded on the basis of the exploration results (Gryaznov et al., 1960), that uranium mineralization found in the Boltyrkan fault zone above 120 to 310 m is sporadically distributed. CCIC notes that due to extremely poor reported drill core recovery rates (as low as 12% in some cases) which were often within uranium-bearing intervals, the historical drill results are unreliable (and likely very conservative).

9.2.4 Area B4 (Barskaun)

The B4 area is the eastern-most of the four mineralized fields outlined within the Barskaun Licence Area. As with the other mineralized fields, it is composed of Late Ordovician-Early Silurian granodiorite and granite intruded by leucogranite and aplitic granite dikes. The area includes a number of primarily east-west striking fault zones; other strike directions are of relatively minor importance.

The B4 area currently includes one uranium occurrence. The mineralization is localized within an extended east-west striking tectonic zone traceable for 1.5 km along strike, with a thickness varying from 100 m to 150 m. This tectonic zone is accompanied by smaller, feathering structures marked by uranium mineralization and intense hydrothermal alteration (e.g. kaolinization, limonitization and feldspathization). The uranium mineralization is represented by kasolite and uranophane. The best intercept was 0.46% U over 1.7 m.

10.0 EXPLORATION

AlpProject (on behalf of Tau Mining) begun surface exploration work which included geologic and structural mapping, and radiometric point sampling over select areas of the Kokomeren and Barskaun licences during 2006. This work was in supplement to data collection and compilation which was begun in 2006. Reporting for this exploration work was in progress at the time of the 2007 Due Diligence study. A summary of work completed by Alpproject on behalf of Tau is presented in Tables 10-1 and 10-2.



Table 10-1. Work completed on the Kokomeren Licence as of October 25, 2006.

No.	Type of Work	Unit	Total
1	Geological mapping with radiometry (selecting block samples) 1:50000	km	116
2	Geological mapping with radiometry (selecting block samples) 1:10000	km	80
3	The selection of detailed samples routes (in areas of high background radiation)	area	24
4	Clearing of historic trenches	m3	37.6
5	Geochemcial sampling	samples	79
6	Rehabiliation of bridge	ea	1
7	Rehabiliation of trails	metres	1400
8	Detailed radiometry 1:2000	measurements	259

Table 10-2. Work completed on the Barskaun Licence as of October 25, 2006.

No.	Type of Work	Unit	Total
1	Geological mapping with radiometry (selecting block samples) 1:50000	km	50
2	Geological mapping with radiometry (selecting block samples) 1:10000	km	5
5	Geochemical sampling	samples	150

In addition to the field work completed on the Kokomeren and Barskaun Licences in 2006, Alpproject (on behalf of Tau) began the process rehabilitating and re-sampling Adit 3 at the OK deposit. The process was begun in late 2006.

11.0 DRILLING

Tau has not carried out any drilling on the properties. Historic drilling (Soviet Era) was completed on some of the properties and this has been discussed in previous sections.

12.0 SAMPLING METHOD AND APPROACH

Tau has not carried out any sampling on the Property and historic sampling methods are not known.

13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Details on the previous work have been made available to CCIC; however details pertaining to sample preparation and analysis methods are generally unknown. As historic work was carried out during the Soviet Era, security would have been greater than current western standards for an exploration program. In general, the technical standards of the Russian mining industry meet or exceed western standards.



14.0 DATA VERIFICATION

The data presented in this Technical Report has come primarily from reports supplied to CCIC by Tau, through discussions with Tau personnel and its agents familiar with the project and through translated discussions with various geologists (government and independent) located in the Kyrgyz Republic. The following site visits were conducted by CCIC personnel:

2006 Site Visit

- Scott Jobin-Bevans (P.Geo) June 5th to June 8th, 2006
- Stephen Wehterup (P.Geo) June 5th to June 12th, 2006

2007 Due Diligence Study

- Iain Kelso (P.Geo) January 22nd to February 12th, 2007
- Serguei Soloviev (P.Geo) January 22nd to February 9th, 2007
- Luc Harnois (P.Geo) January 22nd to February 9th, 2007
- Mark Smethurst (P.Geo) January 22nd to February 2nd, 2007

14.1 Site Visit – Bishkek

A site visit was conducted by CCIC personnel between June 5th and 12th, 2006. Dr. Scott Jobin-Bevans (P.Geo.), Managing Director for CCIC Canada, visited the Kyrgyz Republic between June 5th and 8th, 2006 and Mr. Stephen Wetherup (P.Geo.), General Manager for CCIC Canada, visited the Kyrgyz Republic between June 5th and 12th, 2006. The site visit and interviews with various Kyrgyz officials and geologists were arranged by D. Longley-Sinitsyna, acting as representative of Tau. The various maps and technical reports provided by Tau, in addition to public documents that have been reviewed, are listed in the References section.

Scott Jobin-Bevans and Stephen Wetherup reviewed the relevant reports and data at the offices of Tau consultants and government geologists on June 5th, June 7th, June 8th and June 9th, 2006. During the meetings, discussions were held on site and in the office with Dr. Meng Svetlana Vladimirovna (Ph.D. Geology), Dr. Boris Karpachev, Head of the Kyrgyz Methodical Expedition for Geological and Economic Research of State Geological Agency (KMEGER), Dr. A.F. Malyshev, Head of the Geological Party, and Oleg Lopatko, Anatoly Zdadeev and Peter Myltzev of AlpProject, an independent Kyrgyz exploration consulting company.

Scott Jobin-Bevans and Stephen Wetherup visited the Central Scientific Research Laboratory (CSRL), located in Kara-Balta, on June 7th, 2006. At this time, both the analytical laboratory and uranium hydrometallurgical plant were toured. Discussions were held with Dr. Liudmila I. Evteeva, Head of the CSRL, and Alexandr Beljusenko, Director of the OJSC "Kara-Balta Mining Ore Combine" Hydrometallurgical Plant.



Stephen Wetherup held discussions with Gulnara Kalikova and Aicholpon Jorupbekova of Kalikova & Associates law firm in Bishkek on June 8th, 2006. These Kyrgyz attorneys specialize in mining/resource law and have professional contacts with the State geology, environmental and safety agencies in order to facilitate permitting. In addition the law firm have contributed to some amendments to the federal legislations in the matters of resource and mining law. Discussion at the meeting included a review of the Subsoil Law of the Kyrgyz Republic, a review of the exploration permitting process, the requirements to obtain exclusive mining rights, and a review of the tax laws as they pertain to mineral extraction. In addition, aspects of environmental law and liability were also reviewed and discussed.

14.2 Site Visit – Licence Areas

Scott Jobin-Bevans and Stephen Wetherup visited the Kokomeren licence area (Orto-Kuganda deposit) on June 6th, 2006 and Stephen Wetherup visited the Barskaun licence area (Barskaun permit) on June 11th, 2006. Time constraints prevented site visits to other specific areas within the two licence areas. Three independent samples were taken from surface dumps at the Orto-Kuganda deposit (Table 14-1) and one sample was collected from the Barskaun permit area (Table 14-2). The 4 samples were submitted for analyses at the Central Scientific Research Laboratory in Karabalta.

14.3 Kara-Balta Plant and Central Scientific Research Laboratory

Dr. Jobin-Bevans and Mr. Wetherup, along with D. Longley-Sinitsyna, visited the Central Scientific Research Laboratory (CSRL), located in Kara-Balta, on June 7th, 2006. At this time, both the analytical laboratory and uranium hydrometallurgical plant were toured. Discussions were held with Dr. Liudmila I. Evteeva, Head of the CSRL, and Alexandr Beljusenko, Director of the OJSC "Kara-Balta Mining Ore Combine" Hydrometallurgical Plant. The analytical laboratory is a member of the United Kingdom Accreditation.

14.4 2007 Due Diligence Study

Mr. Kelso, Dr. Soloviev, Dr. Harnois, and Mr. Semthurst visited the offices of Tau Mining, AlpProject, and the State Agency for Geology and Mineral Resources of the Kyrgyz Republic in Bishkek between January 22nd and February 9th, 2007. Discussions were held with Dr. A.F. Malyshev, Head of the Geological Team, Alexander Konykhov, Deputy Minister of Geology at the State Agency for Geology, and Oleg Lopatko, Anatoly Jadeev and Peter Myltsev of AlpProject. The primary objectives of the 2007 Due Diligence study were to conduct an extensive review of historical data and historical resource estimates, and to provide detailed recommendations for exploration approaches on the Kokomeren and Barskaun Licence Areas.



15.0 ADJACENT PROPERTIES

CCIC is not aware of immediately adjacent properties which directly affect the interpretation or evaluation of mineralization or anomalies found at Kokomeren and Barskaun.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Tau has not completed mineral processing or metallurgical testing.

17.0 MINERAL RESOURCE AND RESERVE ESTIMATES

No NI43-101 compliant mineral resources or reserves exist for the properties. The historical (FSU classification) estimate for the K1 area is discussed under Section 6.0.

18.0 CONCLUSIONS

Tau's target deposit type on the Kokomeren and Barskaun Licence Areas is the intrusion related and subordinate fracture infiltration associated with granitic plutons such as those that underlie both areas. The potential also exists for uranium mineralization to be re-mobilized into Neogene sediment cover (e.g. at the K3 Area). A large number of anomalies (uranium-geochemical and radiometric) have been identified by historic and current efforts at both Licence Areas.

The Properties were covered by FSU exploration teams in the 1950s and 1960s. These efforts were designed to target large, readily outcropping bodies of uranium mineralization. Their lack to discover such deposits does not preclude the possibility that undiscovered objects may lie at shallow to moderate depths or that they may laze below the resolution of previous survey coverage (which in many cases was completed on widely spaced grids at 1:500,000 scale).

The opinion of CCIC is that the character of the Kokomeren and Barskaun Licences and the potential for developing new mineral targets are of sufficient merit to justify further exploration on the Properties.

19.0 RECOMMENDATIONS

The exploration programs for both the Kokomeren and Barskaun Licence Areas are to include regional- to detail-scaled exploration (geophysics, mapping, radiometric surveys, etc.) as well as drilling on both preliminary and newly identified targets.

CCIC has reviewed Tau's proposed exploration program for the Kokomeren and Barskaun Licences and believes the concepts are properly conceived and justified, as the potential for presence of significant uranium mineralization including world class deposits remains high in Kyrgyzstan. The





opinion of CCIC is that the character of the Kokomeren and Barskaun Licences and the potential for developing new mineral targets are of sufficient merit to justify further exploration on the Properties.

An exploration program with a budget of **CAD $4,430,000** is proposed to further examine the Property. The recommendations and budget are summarized below.

19.1 Kokomeren Exploration Program

A program of airborne geophysics (Mag, EM, and radiometrics), regional scale geologic and structural mapping with ground-radiometry and sampling at a scale of 1:50 000 to 1:100 000 has been recommended. Target areas identified by the regional work are to be followed up with more detailed work at a scale of 1:5000 to 1:10 000. Drilling will be conducted on targets in the K1 area (proximal to the OK deposit) as well as at newly identified locations in the remaining mineralized areas (K2, K3 and K4). A summary budget of recommendations for the Kokomeren Licence area is presented in Table 19-1.

Table 19-1. Summary budget of recommendations for the Kokomeren Licence area.

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	3500 km	$577,500.00
	K1 target area:		
	Geological – structural mapping of 1:5,000 scale with ground-radiometry (estimate square of the sector – 2 km^2)	80 km^2	$25,000.00
	Kokomeren Licence Area:		
	Geological & structural mapping at 1:50,000 scale with ground-radiometry	300 km^2	$125,000.00
	Geological & structural mapping at 1:100,000 scale with ground-radiometry	650 km^2	$135,000.00
Phase II			
	Geological & structural mapping of detailed sectors at 1:5,000 scale with ground-radiometry	~10 areas	$140,000.00
Phase III			
	Construction of roads	-	$250,000.00
	Construction of drilling pads	-	$250,000.00
	Drilling of established targets in K1 Vicinity	3,000 m	$450,000.00
	Drilling of established targets in remainder of Kokomeren Licence	6,000 m	$900,000.00
		Subtotal:	**$2,947,500.00**



19.2 Barskaun Exploration Program

A program of airborne geophysics (Mag, EM, and radiometrics), regional scale geologic and structural mapping with ground-radiometry and sampling at a scale of 1:50 000 to 1:100 000 has been recommended. Target areas identified by the regional work are to be followed up with more detailed work at a scale of 1:5000 to 1:10 000. Drilling will be conducted on preliminary and newly identified targets. A Summary budget of recommendations for the Barskaun Licence area is presented in Table 19-2.

Table 19-2. Summary budget of recommendations for the Barskaun Licence area.

	Type of Work	Volume	Total
Phase I			
	Data compilation & acquisition	-	$25,000.00
	Airborne geophysics:		
	Mobilization / demobilization	-	$70,000.00
	Mag, EM & radiometrics	1500 km	$247,500.00
	Delineation of drill targets over the Barskaun Licence Area:		
	Geological-structural mapping of 5 priority areas, preliminary identification of drill targets (Phase 1)	5 areas	$70,000.00
	Identification of drill targets and drill hole locations (3D modelling)	-	$10,000.00
Phase II			
	Construction of roads	-	$50,000.00
	Construction of drilling pads	-	$10,000.00
	Drilling of established targets	6,000 m	$900,000.00
Phase III			
	Regional & detailed geological – structural mapping with ground-radiometry (concurrent to drilling program)	-	$100,000.00
		Subtotal:	**$1,482,500.00**

Total ($ CAD): $4,430,000.00



20.0 STATEMENT OF AUTHORSHIP

This Technical Report titled "Independent Technical Report, Kokomeren and Barskaun Uranium Prospects, Kyrgyz Republic", and dated May 18th, 2007, was prepared and signed by the following authors:

"I. Kelso"

Iain Kelso, P.Geo.
Dated May 18th, 2007
Sudbury, Canada

"S. Soloviev"

Serguei Soloviev, P.Geo.
Dated May 18th, 2007
Calgary, Canada

"S.W. Wetherup"

Stephen Wetherup, P.Geo.
Dated May 18th, 2007
Abbotsford, British Columbia

"S. Jobin-Bevans"

Scott Jobin-Bevans, P.Geo.
Dated May 18th, 2007
Toronto, Ontario





21.0 REFERENCES

Berkman, D.A., 1989. Field Geologists Manual. Australian Institute of Mining and Metallurgy, Monograph Series No 9, 3rd Edition.

Seltmann, R., Shatov, V.V., Cole, A., Yakubchuk, S., and Jenchuraeva, 2001. Paleozoic geodynamics and gold deposits in the Altaids sector of Kyrgyzstan – Introduction, p.1-6. In Paleozoic Geodynamics and Gold Deposits in the Kyrgyz Tien Shan, Excursion Guidebook; IGCP-373 Field Conference in Bishkek and the Kyrgyz Tien Shan: 16-25 August 2001 & Pre-meeting Field Trip A5 of the Joint 6th Biennial SGA-SEG Meeting in Krakow, Poland, Seltmann, R. and Jenchuraeva, R. (eds.).

Bakirov, A.B., and Maksumova, R.A., 2001. 1. Geology and evolution of the Tien Shan lithosphere, p.7-20. In Paleozoic Geodynamics and Gold Deposits in the Kyrgyz Tien Shan, Excursion Guidebook; IGCP-373 Field Conference in Bishkek and the Kyrgyz Tien Shan: 16-25 August 2001 & Pre-meeting Field Trip A5 of the Joint 6th Biennial SGA-SEG Meeting in Krakow, Poland, Seltmann, R. and Jenchuraeva, R. (eds.).

Bardin, Yu.G., Dzhakshibaev, Sh., Zhdanova, G.I., Ybraimov, D.U., Kabo, A.E., Masagutov, B.A., and Khorev, M.M., report of the Prospecting team # 10 on its work during 1960. Frunze, 1961. Ministry of Geology and Environmental Protection of the USSR, Kamenskaya Expedition.

Finch, W., 1996. Uranium Provinces of North America : Their Definition, Distribution and Models, USGS Bulletin 2141.

Geology of Uranium Deposits. Nuclear Issues Briefing Paper # 34, November 2001.

Gryaznov, O.N., Kazakova, M.M., Peresypkin, I.A., Suvorova, B.D., and Chodobaev, B.U., Report of the Barskaun Exploration Team on its work during 1956. Frunze 1957, Ministry of Geology and Environmental Protection of the USSR, Kamenskaya Expedition.

Gryaznov, O.N., Volzhin, L.D., Volhzina, F.I., Kabardin, L.L., Lipovaya, M.T., Matoyan, S.S., Ponomaryev, G.A., and Tuplis, V.P., Report of Barskaun Exploration Team on its work during 1960-1961. Frunze 1961, Ministry of Geology and Environmental Protection of the USSR, Kamenskaya Expedition.

Hargreave Hale Limited, 2006. Too Hot to Handle or Just Warming Up? Uranium Sector Review, April 20, 2006.

Kunitzina, R.V., Radio-geological conditions in the Tamga uranium deposit area. Moscow, 1959. Ministry of Geology and Environmental Protection of the USSR, VSEGEI Institute.

Lambert, I., McKay, A., and Miezitis, Y., 1996. Australia's uranium resources: trends, global comparisons and new developments, Bureau of Resource Sciences, Canberra, with their later paper: Australia's Uranium Resources and Production in a World Context, ANA Conference October 2001.



Malomyzh, A.A., Terekhin, V.M., Khegay, E.L., Molokov, V.L., et al., Report on complex geophysical studies in the central part of the Kyrgyz Ridge, slopes of Alai and Chatkal Ridges, for 1981-1984. Frunze, 1984. Ministry of Geology of the USSR, Department of Geology of the Kyrgyz SSR.

Resource Capital Research, 2005. Uranium Sector Review, Exploration and Development Companies, December Quarter, 2005.

Rio Tinto Website, 2007. www.rossing.com.

Semenov, B.V., Schilin, V.V., Feoktistov, Yu.M., et.al., Report of Kokomeren Prospecting-Mapping Team on its work in the 1:50,000 scale during 1970-1971. Frunze,1972. Ministry of Geology of the USSR, Department of Geology of the Kyrgyz SSR.

Semenov, B.V., Feoktistov, Yu.M., Shilin, V.V., et.al., Report of Kuganda Geological-Mapping Team on its work in the 1:50,000 scale during 1972-1975. Frunze,1975. Ministry of Geology of the USSR, Department of Geology of the Kyrgyz SSR.

Volzhskyi, Yu.A., Vshevtsov, Yu.A., Kovalev, P.A., and Yavorskyh, A.G., Report of the Revision Party on its work during 1959. Frunze, 1960. Ministry of Geology and Environmental Protection of the USSR, Kamenskaya Expedition.

Soloviev, S.G., 2007a, Internal Report on the Due Diligence Study of Kyrgyzstan Uranium Projects Owned and Operated by Tau Mining. CCIC Internal Document.

Soloviev, S.G., 2007b, Notes on the Style of Uranium Mineralization and Exploration Potential of the Orto-Kuganda Deposit, Kyrgyzstan. Tau Mining Internal Document.

Volzhskyi, Yu.A., Vlasov, B.P., Gavrilova, A.I., Gryaznov, O.N., Kazakova, M.M., Skorokhodov, V.M., Report of the Barskaun Exploration Team on its work during 1958. Frunze 1959, Ministry of Geology and Environmental Protection of the USSR, Kamenskaya Expedition.

Volzhskyi, Yu.A., Eremina, A.V., Makarov, V.N., Reprinzev, M.V., and Yavorskyh, A.G., Report of Orto-Kuganda Exploration Team on its work during 1960-1961. Frunze 1962, Ministry of Geology and Environmental Protection of the USSR, Kamenskaya Expedition.



APPENDIX 1





Caracle Creek International Consulting Inc.

Iain Kelso
355 North Shore Black Lake Rd.
Lively, Ontario, Canada, P3Y 1H8
T: (705) 692-0892
email: kelso@cciconline.com

CERTIFICATE OF AUTHOR

I, Iain Kelso, (P.Geo), do hereby certify that:

1. I am employed as Technical Manager with:

   Caracle Creek International Consulting Inc.
   17 Frood Rd., Suite 2
   Sudbury, Ontario, Canada, P3C 4Y1
   T: (705) 671-1801 F: (705) 671-3665

2. I graduated with a Bachelor of Science - Honours degree in Geology from Lakehead University in 2002.

3. I am a member of the Association of Professional Geoscientists of Ontario (member # 1345) and the Prospectors and Developers Association of Canada.

4. I have worked as a geologist within the mineral industry for 5 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am co-responsible for the preparation of all sections in the Technical Report titled "Independent Technical Report, Kokomeren and Barskaun Licence Areas, Kyrgyz Republic (the "Technical Report") and dated May 18th, 2007.

7. I have had no prior involvement with the Property that forms the subject of this Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.





11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th Day of May, 2007

"signed"

Iain Kelso
H.B.Sc., P.Geo.






Caracle Creek International Consulting Inc.

Serguei G. Soloviev
Suite 2 – 17 Frood Rd.
Sudbury, Ontario, Canada, P3C 4Y9
Telephone: 705-671-1801, Fax: 705-671-3665

CERTIFICATE of AUTHOR

I, Serguei G. Soloviev, (P.Geo), do hereby certify that:

1. During January and February, 2007, I have acted as consulting geologist for:

   Caracle Creek International Consulting Inc.
   Suite 2 – 17 Frood Rd.
   Sudbury, Ontario, Canada, P3C 4Y9
   T: (705) 671-1801 F: (705) 671-3665

2. I am a graduate in geological mapping and mineral exploration from the Moscow State University, with a qualification of "Geologist" (equal to M.Sc., 1983), Moscow, USSR (presently Russia); I have received a Degree of Candidate of Geological and Mineralogical Sciences (equal to Ph.D) in geology and exploration of mineral deposits in 1987 from the same University, and a Degree of Doctor of Geological and Mineralogical Sciences in geology and exploration of mineral deposits and metallogeny from the Supreme State Attestation Committee of Russia in 1997.

3. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (#28143).

4. I have practiced in my profession continuously since 1983.

5. Since 1983, I have been involved in mineral exploration for precious, base, and rare metals in Russia, Kazakhstan, Kyrgyzstan, Uzbekistan, Tajikistan, Canada (British Columbia, Yukon), United States of America (Alaska, Nevada), Chile, Argentina, Nigeria, Mongolia

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

7. I am co-responsible for the preparation of all sections in the Technical Report titled Independent Technical Report: Kokomeren and Barskaun Licence Areas, Kyrgyz Republic (the "Technical Report") and dated May 18th, 2007.

8. I have had no prior involvement with the Property that forms the subject of this Technical Report.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.





10. I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th Day of May, 2007.

"signed"

Serguei G. Soloviev, Ph.D., P.Geo. (#28143)



 Caracle Creek International Consulting Inc.

Stephen William Wetherup
34176 Cedar Avenue
Abbotsford, British Columbia, Canada, V2S 2W1
T: (604) 617-5955
email: swetherup@cciconline.com

CERTIFICATE OF AUTHOR

I, Stephen Wetherup, (P.Geo), do hereby certify that:

1. I am employed as General Manager with:

   Caracle Creek International Consulting Inc.
   210 Cedar Street, Suite 203
   Sudbury, Ontario, Canada, P3B 1M6
   T: (705) 671-1801 F: (705) 671-3665

2. I graduated with a B.Sc. Honours degree in Geology from The University of Manitoba in 1995.

3. I am a member of the Association of Professional Geoscientists and Engineers of British Columbia (member # 27770), the Prospectors and Developers Association of Canada, Society of Economic Geologists, Geological Association of Canada and the Vancouver Mining Exploration Group.

4. I have worked as a geologist for 12 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am co-responsible for the preparation of all sections in the Technical Report titled Independent Technical Report: Kokomeren and Barskaun Licence Areas, Kyrgyz Republic (the "Technical Report") and dated May 18th, 2007.

7. I visited the Kokomeren and Barskaun Licence Areas on June 8th and June 11th, 2006, respectively.

8. I have had no prior involvement with the Property that forms the subject of this Technical Report.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.



12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th Day of May, 2007.

"signed"

Stephen William Wetherup
B.Sc., P.Geo.





Caracle Creek International Consulting Inc.

L. Scott Jobin-Bevans
Suite 2 – 17 Frood Rd.
Sudbury, Ontario, Canada, P3C 4Y9
Telephone: 705-671-1801, Fax: 705-671-3665
Email: scott.jb@cciconline.com

CERTIFICATE of AUTHOR

I, Scott Jobin-Bevans, (P.Geo), do hereby certify that:

1. I am employed as Managing Director (The Americas, Europe and Asia) and Senior Geologist with:

   Caracle Creek International Consulting Inc.
   210 Cedar Street, Suite 203
   Sudbury, Ontario, Canada, P3B 1M6
   T: (705) 671-1801 F: (705) 671-3665

2. I graduated with a B.Sc. (Hons) Geology degree from the University of Manitoba in 1995. In addition, I have obtained a M.Sc. Geology in 1997 from the University of Manitoba and Ph.D. Geology in 2004 from the University of Western Ontario.

3. I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario and a member in good standing of the Society of Economic Geologists, the Prospectors and Developers Association of Canada, and the Canadian Institute of Mining, Metallurgy and Petroleum.

4. I have worked in the minerals industry for more than 18 years and as a Geologist for more than 11 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am co-responsible for the preparation of all sections in the Technical Report titled Independent Technical Report: Kokomeren and Barskaun Licence Areas, Kyrgyz Republic (the "Technical Report") and dated May 18th, 2007.

7. I visited the Kokomeren Licence on June 8th, 2006.

8. I have had no prior involvement with the Property that forms the subject of this Technical Report.

9. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10. I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101. I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.





11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th Day of May, 2007.

"signed"

Scott Jobin-Bevans, Ph.D., P.Geo. (#0183)





APPENDIX 2



KALIKOVA & ASSOCIATES

LAW FIRM

66 KALYK AKIEV STREET
BISHKEK 720010, KYRGYZ REPUBLIC

Tel: 996-312-650256
996-312-650129
Fax: 996-312-650980
E-mails: gkalikova@k-a.kg
ajorupbekova@k-a.kg

June 19, 2006

BY COURIER/VIA E-MAIL

Capital Investment Partners Pty Ltd
Level 34, Exchange Plaza
2 The Esplanade
Perth WA 6000
Western Australia

Re: Long Alpha Mining Company LLC
Barskaun and Cocomeren Exploration Licenses

Ladies and Gentlemen:

We have acted as counsel to Capital Investment Partners Pty Ltd in connection with the status of Long Alpha Mining Company as a legal entity in a form of limited liability company in the Kyrgyz Republic (the "Company") and the status of a License No. MP-512 issued on April 25, 2006 for subsoil use for the purposes of geological exploration of Cocomeren field and License No. MP-513 issued on April 25, 2006 for subsoil use for the purposes of geological exploration of Barskaun field to the Company.

In connection with rendering this opinion, we have examined copies of the following documents:

Documents pertaining to the status of the Company

1. Written Resolution of the Participant of the Company Ms. Daria Andreyevna Sinitsyna, the sole member of the Limited Liability Company "Long Alpha Mining Company" dated February 6, 2006 (on the establishment of the Company, Company Charter Capital and appointing herself a Director of the Company);

2. Certificate of State Registration of Legal Entity No. 22818-3300-ООО(ИУ) issued to the Company by the Ministry of Justice of the Kyrgyz Republic (the "Ministry of Justice") dated February 7, 2006;

3. Charter of the Company registered with the Ministry of Justice on February 7, 2006 (the "Charter");

4. Statistical registration card of the Company dated February 8, 2006;

5. Taxpayer's card issued to the Company February 20, 2006;

6. Notice from the Social Fund of the Kyrgyz Republic No. 04-C6618-04 dated March 10, 2006;

Documents pertaining to the Cocomeren Exploration License

7. License granting subsoil use right for the purpose of geological exploration for uranium and other metals on the Cocomeren licensed area No. MP 512[1] dated April 25, 2006 (the "Cocomeren Exploration License") issued to the Company by the State Agency for Geology and Mineral Resources under the Government of the Kyrgyz Republic (the "Geology Agency") and valid until April 25, 2008;

8. License Agreement No. 1 between the Company and the Geology Agency being an integral part of the Cocomeren Exploration License dated April 25, 2006 (the "Cocomeren Exploration License Agreement");

9. Minutes No. 143-H-06 of the negotiations between the Geology Agency and the Company dated April 25, 2006 with respect to the issuance of the Cocomeren Exploration License No. MP 512;

10. Letter from the Geology Agency dated June 15, 2006 confirming the Company's title to Cocomeren and Barskaun Exploration Licenses and stating that the Exploration Licenses are not encumbered for the benefit of any third persons;

Documents pertaining to the Barskaun Exploration License

11. License granting subsoil use right for the purpose of geological exploration for uranium and other metals on the Barskaun licensed area No. MP 513[2] dated February 14, 2005 (the "Barskaun Exploration License") issued to the Company by the Geology Agency and valid until April 25, 2008;

12. License Agreement No.1 between the Company and the Geology Agency being an integral part of the Barskaun Exploration License dated February 14, 2005 (the "Barskaun License Agreement");

[1] In original language (Russian) the License number is indicated as "МП-512"
[2] In original language (Russian) the License number is indicated as "МП-513"

13. Minutes No. 143-H-06 of the negotiations between the Geology Agency and the Company dated April 25, 2006 with respect to the issuance of the Barskaun Exploration License No. MP 513;

Cocomeren Exploration License and Barskaun Exploration License shall be collectively referred as the "Exploration Licenses".

Cocomeren Exploration License Agreement and Barskaun License Agreement shall be collectively referred as the "License Agreements".

Legislation

14. Law of the Kyrgyz Republic "On Subsoil" dated July 2, 1997 (as last amended on February 4, 2002) and such other laws, provisions, regulations, orders and decrees as we have deemed necessary for the purposes of this opinion;

ASSUMPTIONS

For the purposes of this opinion, we have assumed that:

(a) all signatures and seals on, and the authenticity and completeness of, all documents submitted to us as originals are genuine and none of those documents has been amended or rescinded;

(b) the documents submitted to us as certified, photostatic, or facsimile copies conform to the original documents;

(c) as to all questions of fact material to this opinion, we have relied on the genuineness, accuracy and completeness in all respects of the representations and warranties given in all documents or in certificates or other documents and upon the relevant facts stated therein;

(d) the presence of good faith and the absence of fraud, coercion, duress, or undue influence on the part of any of the parties to the relevant documents, their respective directors, employees, agents and advisers.

OPINIONS

Upon the basis of the foregoing, and subject to the comments, qualifications, and exceptions set forth herein, we are of the opinion that:

(a) the Company is a limited liability company duly registered with the Ministry of Justice of the Kyrgyz Republic on February 7, 2006 and is validly existing under the laws of the Kyrgyz Republic as of the registration date;

(b) Ms. Daria Andreyevna Sinitsyna owns 100% (hundred per cent) participating interest in the shares of the Company and is a sole participant of the Company;

(c) the Cocomeren Exploration License has been validly issued by the Geology Agency on April 25, 2006, and grants to the Company the subsoil use right for the purpose of geological exploration for uranium and other metals within the licensed area described in the Cocomeren License Agreement. The Cocomeren Exploration License was issued for two (2) year term from the date of issuance, is valid, in full force and effect and has not been revoked and the Company has full title to the Cocomeren Exploration License and such title is free from any lawful interruption. This opinion is expressly qualified in Qualifications (d), (e) and (f) *infra*;

(d) the Barskaun Exploration License has been validly issued by the Geology Agency on April 25, 2006, and grants to the Company the subsoil use right for the purpose of geological research for uranium and other metals within the licensed area described in the Barskaun License Agreement. The Barskaun Exploration License was issued for two (2) year term from the date of issuance, is valid, in full force and effect and has not been revoked and the Company has full title to the Exploration Licenses and such title is free from any lawful interruption. This opinion is expressly qualified in Qualifications (d), (e) and (f) *infra*;

(e) according to the Geology Agency letter dated June 15, 2006, the Exploration Licenses are not encumbered by any pledge or lien;

(f) the Exploration Licenses are sufficient to exclusively search and explore for uranium and other metals identified in the Exploration Licenses within the licenses area identified in the relevant License Agreement. This opinion is expressly qualified in Qualifications (c) and (i) *infra*;

(g) the Exploration Licenses are temporary and are effective until the expiration of two (2) year term from the date of the issuance of the Exploration Licenses. The Exploration Licenses can be extended for up to ten years subject to the approval of the Geology Agency provided that the Company is in compliance with the terms of the relevant License Agreement, any future license agreements and Kyrgyz legislation. This opinion is expressly qualified in Qualifications (d), (e) and (f) *infra*;

(h) except a state fee for the License issuance, there are no other official statutory or regulatory fees or any stamp, registration or similar fees payable and outstanding in relation to the issuance of the Exploration Licenses; and

(i) it is not necessary for the Company to register, record, notarize or file the Company's title to the Exploration Licenses at any public office or elsewhere. This opinion is expressly qualified in Qualifications (j).

<u>QUALIFICATIONS AND EXCEPTIONS</u>

This opinion is subject in its entirety to the following exceptions and qualifications:

(a) In this opinion we do not purport to pass upon, and have made no investigation of, and express no opinion as to, the laws of any jurisdiction other than those of the Kyrgyz Republic. References in this opinion to Kyrgyz law are intended to refer solely to legislation adopted by the Zhogorku Kenesh (Kyrgyz Parliament) of the

Kyrgyz Republic, edicts, decrees and orders of the President and the Government and other normative acts of the Kyrgyz Republic that are in force, the full texts of which, together with their related implementing decrees, are published and are readily accessible to law firms in Bishkek through the exercise of due diligence. We express no opinion as to decrees, regulations, or orders promulgated by any organ of any province, district, or territorial subdivision of the Kyrgyz Republic.

(b) In rendering this opinion, we have assumed that (i) laws or other normative acts that are officially published and are readily accessible to law firms as provided in qualification (a) above will be applied or enforced substantially in the manner in which they are written; and (ii) conflicts, inconsistencies, and ambiguities between or within such laws or other normative acts will be resolved with due consideration to matters of equity and fairness.

(c) In rendering this opinion we do not purport to pass upon, and have made no investigation of, and express no opinion as to the compliance of Company and its activities with safety and environmental regulations related to works involving uranium, existence and validity of uranium processing, storage, transportation, import and export permits and licenses issued to or obtained by the Company to conduct such activities.

(d) According to the Law of the Kyrgyz Republic "On Subsoil" dated July 2, 1997 (as last amended on February 4, 2002) and the Regulation on Subsoil use licensing dated June 14, 2000 the Geology Agency has the right:

- to suspend each of the Exploration Licenses for a term of up to three months in the event when: (i) the Company does not use the licensed area (subsoil) for the purpose for which it was allocated, (ii) the Company is in breach of the terms of the relevant License Agreement, and (iii) if the force-majeure circumstances have occurred;

- to cancel each of the Exploration Licenses in the event of: (i) the geological research completion or depletion of mineral resources, (ii) the Company liquidation, (iii) application of technology that threatens the health and safety of the employees and population, or may cause irreplaceable damage to the environment and loss of the mineral resources, (iv) failure to submit the projects, expert approvals, landowners' consent to conduct exploration works within the term specified in the relevant License Agreement, (v) failure to conduct works in accordance with the terms of the relevant License Agreement within a year after receipt thereof, (vi) voluntary waiver of subsoil use rights by the Exploration License holder, (vii) expiration of the term of the Exploration License.

We are not aware of any receipt by the Company of any notices, claims, or written warnings from the Geology Agency with regard to any suspensions or revocations of any of the Exploration Licenses.

(e) The License Agreements constitute an integral part of the Exploration Licenses; Exploration Licenses are invalid without the License Agreements.

(f) The License Agreements are executed for a term until July 31, 2006. Under the terms of the Exploration License Agreements, the Company shall provide the Geology Agency with (i) projects of exploration works on Cocomeren and Barskaun fields together with (ii) expert approvals from authorized state bodies, (iii) consents from the landowners of the Cocomeren and Barskaun fields to such geological works and (iv) Business License (*see* Qualification (i)) or an agreement with persons holding Business License. In the event of the Company's failure to provide any of the above listed documents until July 31, 2006 the License Agreements will not be renewed and the Exploration Licenses will become invalid and subject to revocation.

(g) The validity of the Exploration Licenses may be limited and/or affected by bankruptcy, liquidation or similar laws

(h) Pursuant to the Law of the Kyrgyz Republic "On Subsoil" it is permissible to issue to any other company an exploration license for minerals other than those indicated in the Exploration Licenses of the Company on the same licensed area (overlaying license).

(i) Pursuant to the Law of the Kyrgyz Republic "On Licensing" dated March 3, 1997 in order to conduct exploration and development of deposits of mineral resources the Company shall obtain *entrepreneurial license* (the "Operator's License"). The lack thereof does not affect the Company's status, validity of the Exploration Licenses and the Company's right to the licensed areas. The Company may choose not to conduct exploration and development works itself using Company's human and technical resources but to enter into contractual relationships with any other persons holding the Operator's License. However, if the Company wishes to carry out such operations on its own in the future, the Company shall obtain in addition to the Exploration Licenses an Operator's License issued by the Geology Agency.

(j) According to the Civil Code of the Kyrgyz Republic transactions with respect to immovable property, to which the granting the subsoil exploration rights is referred, must be registered with the competent government authorities. The state registration of any right to immovable property, including subsoil, is governed by the Law "On State Registration of the Rights to Immovable Property and Transactions with Immovable Property" dated December 22, 1998. According to this Law (i) the temporary right of usage of the immovable property must be registered provided that the term of such right is equal to or more than three years; and (ii) the temporary right of usage of the immovable property with term usage term less than three years is valid without such registration. As the Exploration Licenses were issued for the term of two (2) years, the rights of the Company under the Exploration Licenses are not subject to the state registration. However, please note that we have not opined with respect to whether such registration will be required if the term of the License is extended for three or more years.

(k) On July 5, 2004 the Kyrgyz Government has issued the Decree No. 499 which provides that (i) a maximum size of one exploration license shall not exceed 1,000 square kilometers; and (ii) a minimum size of annual investments (production costs) per unit of a license area or licensed object. This requirement is binding on all companies engaged in exploration activities. Non-compliance with this requirement may constitute the grounds for termination of the relevant License Agreement and revocation of the exploration license.

* * *

BENEFIT OF OPINION

The foregoing opinion relates only to Kyrgyz laws applied generally throughout the Kyrgyz Republic as such laws are existing and in effect on the date hereof, and we express no opinion as to the effect of any change in Kyrgyz law, or of the entry into force of any new Kyrgyz laws, after the date of this opinion. This opinion is specific and limited to the issues and documents referred to herein and may not be relied upon by persons other than the addressees hereof without our prior written consent and should not be assumed to state general principles of law applicable to situations and/or transactions of this type.

Sincerely,



Gulnara A. Kalikova

END